AYA GOLD & SILVER INC.

NI 43-101 & 43-101F1
TECHNICAL REPORT

EFFECTIVE DATE: SEPTEMBER 9, 2026
REPORT DATE: OCTOBER 20, 2026

TECHNICAL REPORT

LONGITUDE 4°55’18” WEST AND LATITUDE 31°24’40” NORTH
UTM WGS 84 ZONE 30R 317,310 m EAST AND 3,476,770 m NORTH

Qualified Persons

Preetham Nayak, P.Eng.
Ruan Venter, P.Eng.
Zuned Shaikh P.Eng.
Paul Gauthier, P.Eng.
Alex Pheiffer, PrSciNat
George Papageorgiou PrEng, PhD, MSc, BSc, Eng (Civil), Wits
Guy Dishaw, P.Geo.
Cortney Palleske, M.A.Sc., P.Eng.

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List of Tables

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List of Figures

Figure 1-1 Boumadine Project - Annual Free Cash Flow Profile	6
Figure 4-1 Location of Boumadine (WGS84 UTM Zone 30N)	19
Figure 4‑2 Boumadine Mining Licence in relation to Aya surrounding Licences	22
Figure 5‑1 View looking across the Boumadine project area	25
Figure 5‑2 View looking over historical Boumadine mine	26
Figure 7‑1 Regional geology of the Anti-Atlas and the Ougnat Massif.	34
Figure 7‑2 Simplified geological map of the Boumadine Project	37
Figure 7‑3 Conceptual structural model proposed by Gaboury (2022)	39
Figure 7‑4 WorldView-3 alteration map and structural interpretation presented by Gaboury, 2022.	40
Figure 7‑5 Examples of sulphide mineralization textures from the Boumadine Project.	42
Figure 7‑6 Conceptual model illustrating five configurations of sulphide mineralization at Boumadine	43
Figure 9‑1 Inclined image showing the exploration database provided by Aya plotted in relation to the Boumadine Mining Licence (black), collars coloured by Year with traces coloured grey	46
Figure 9‑2 Map of the 2022 Hyperspectral Survey Completed on Boumadine, (source Aya 2025)	48
Figure 9‑3 2022 VTEM Magnetic Survey Completed at Boumadine (source Aya 2025)	50
Figure 10‑1 DD drill rig set up at the Project during the SRK QP site visit	53
Figure 10‑2 Plan view showing the modelled wireframes (green) vs the drillhole traces at Boumadine	56
Figure 10‑3 Cross-sections A and B showing interpreted mineralized zones and drillhole traces.	57
Figure 10‑4 Core orientation procedure using the ACTx tool.	58
Figure 11‑1 Histogram showing the core recovery data provided to SRK for review	61
Figure 11‑2 Image of BOU-DD26-817, taken during the SRK site visit	61
Figure 11‑3 Aya core logging facility	63
Figure 11‑4 Aya core photography stand, with inlay image of drillcore image in Imago Capture software	65
Figure 11‑5 Aya density measurement station	66
Figure 11‑6 Active sampling of drillcore at Aya core processing facility	67
Figure 11‑7 Sampled drillcore with the sample identification and individual QR code denoted on the bag	68
Figure 11‑8 Aya core saw facility	69
Figure 11‑9 Rocklabs sample crusher	70
Figure 11‑10 Pulverized samples being prepared for shipment to Afrilab analytical laboratory in Marrakech	71
Figure 12‑1 Drillhole BOU-DD95-404 verified by SRK in the field	75
Figure 12‑2 Gossanous outcrop observed at surface during the high level geological mapping undertaken by SRK	76
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1.0EXECUTIVE SUMMARY
1.1Introduction
This Technical Report (the “Report”) presents an Updated Preliminary Economic Assessment ("PEA") for the Boumadine Project, Kingdom of Morocco. Boumadine is a polymetallic deposit, the commodities of interest are gold (Au), silver (Ag), Zinc (Zn), Lead (Pb). The Report has an effective date of September 9, 2026.
To support the preparation of the Updated PEA, Aya retained a number of independent engineering and consulting firms to provide specialized technical input. The roles and responsibilities of the consultants contributing to this report are summarized below:
•SRK Consulting (UK) Ltd prepared the updated Mineral Resource Estimate (MRE) for the project.
•CCE Mining developed the mining methods, mining capital cost and operating cost estimates.
•Lycopodium (Americas) Ltd. ("Lycopodium") developed PEA-level designs for the process plant and general on-site infrastructure, developed the consolidated cost estimates and reviewed and signed off on the financial model that was prepared by the Company.
•RockEng Inc. prepared the mining geotechnical evaluations
•The power supply line was estimated by the Office National de l'Électricité et de l'Eau Potable ("ONEE") and reviewed by Lycoodium
•SLR Consulting conducted environmental studies and permitting reviews.
•Epoch Resources (Pty) Ltd prepared and reviewed the Tailings Storage Facility evaluation

The following QP's contributed in the preparation of this report:
•Preetham Nayak, P.Eng., Lycopodium
•Zunedbhai Shaikh, P.Eng., Lycopodium
•Ruan Venter, P.Eng., Lycopodium
•Paul Gauthier, P.Eng., CCE Mining
•Alex Pheiffer, PrSciNat, SLR Consulting France SAS
•George Papageorgiou PrEng, PhD, MSc, BSc, Eng (Civil), Wits, Epoch Resources (Pty) Ltd
•Guy Dishaw, P.Geo., SRK Consulting (UK) Ltd
SRK has been requested by Aya Gold and Silver Inc. (Aya, hereinafter also referred to as the Company or the Client) to prepare an update to the Mineral Resource Estimate (MRE) for the Boumadine polymetallic deposit (Boumadine or the Project). This MRE represents the first Mineral Resource Estimate that SRK has been commissioned to undertake for the Boumadine Project. The MRE presented in this report has been prepared using the terminology, guidelines and definitions provided in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May 2014). This technical report is prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI-43-101). The Mineral Resource Statement presented in this report has been prepared and approved by Mr Guy Dishaw, P.Geo., a Qualified Person (QP) in accordance with the CIM Definition Standards. Mr Dishaw is a member of the Association of Professional Engineers and Geoscientists of Saskatchewan. Guy Dishaw (QP) completed a site visit to the Project between 23 and 28 April 2026 to review the local geology, mineralization, drilling, sampling practices, core handling, core orientation procedures, the Company's data

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management systems and visited the African Laboratory for Mining and Environment (Afrilab) sample preparation onsite and the assay laboratory located in Marrakech. The MRE presented in this report incorporates the latest phase of exploration and infill drilling. The drilling database was provided to SRK on the 16 April 2026 and was last updated with assays issued from the laboratory on the 28 February 2026. Accordingly, the Mineral Resource Statement (MRS) has an effective date of 28 February 2026 (hereinafter referred to as the “2026 MRE”) which in turn reflect various technical and economic conditions at the time of writing.
Aya engaged Lycopodium to prepare an updated PEA for the Boumadine Project. The PEA has been completed in accordance with the Canadian disclosure requirements of National Instrument 43-101 (NI 43-101) and the associated requirements of Form 43-101F1.
1.2Property Description and Location
Boumadine is located within the Drâa-Tafilalet Region of southeastern Morocco within the Central Anti-Atlas Mountain Belt. It is located approximately 340 km southeast of Rabat, 220 km east northeast of Ouarzazate, 290 km east of Marrakech and approximately 80 km southwest of Errachidia.
The Project is located within the Boumadine Mining Licence (LE-383661), which is held by Boumadine Global Mining SA (BGM). BGM is owned 85% by Aya Gold & Silver Inc. (Aya) and 15% by the Office National des Hydrocarbures et des Mines (ONHYM). The Boumadine Mining Licence covers an area of approximately 31.7 km², which expired in May 2026. Aya have informed SRK that they are currently in the processes of renewing the Licence (no change to the extent or conditions) for an additional 10 years. SRK understand that there is no reason why the renewal will not be successful. The Company also holds an additional 13 Mining Licences and 19 Exploration Permits within the surrounding region.
1.3Project geology
The Boumadine Project is hosted within Neoproterozoic volcanic and volcano-sedimentary rocks of the Tiddiline Formation (TTF) and comprises a structurally controlled polymetallic hydrothermal system developed within a shallow volcanic environment. Mineralization is principally controlled by steeply dipping northwest- to north-northwest-trending fault corridors that are spatially associated with felsic subvolcanic intrusions and hydrothermal breccias. Hydrothermal alteration is extensive and comprises quartz-sericite-pyrite (phyllic) alteration within the felsic volcanic sequence and propylitic alteration within the underlying mafic volcanic rocks, characteristic of a long-lived hydrothermal system that evolved during repeated episodes of fault movement and magmatism.
Mineralization comprises steeply dipping massive to semi-massive sulphide veins, hydrothermal breccias, replacement sulphides and pyrite stockwork developed within broad alteration halos. The highest-grade mineralization is typically associated with massive sulphide veins dominated by pyrite, sphalerite, galena, arsenopyrite and chalcopyrite, with surrounding zones of disseminated sulphides and quartz-carbonate veining. Recent drilling and geological studies have demonstrated that mineralization extends into both the felsic and mafic volcanic successions and has led to the refinement of the structural interpretation of the deposit, providing increased confidence in the geological model and continuity of the principal mineralized corridors. Although the precise genetic classification of the deposit remains under investigation, the MRE is based on the observed geological, structural and mineralization characteristics and does not depend on any specific genetic model.

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1.4Exploration Drilling and Sampling
A total of 940 drillholes, comprising 356,323.1 m of drilling, are located within the Boumadine Mining Licence. Of these, 855 drillholes, totalling 319,464.8 m, were completed to support infill of key mineralized areas and extensions to the known mineralization, while the remaining 85 drillholes relate to prospecting within the Mining Licence and did not specifically target the known Boumadine mineralization.
Drillhole spacing is variable across the Project. However, the majority of the modern drilling used in the 2026 MRE was initially completed on nominal 100-200 m-spaced inclined drill fences, with subsequent infill drilling undertaken on approximately 50 m spacing. The infill drilling program is ongoing at the time of writing. In certain locations, drillhole spacing is closer owing to variations in drillhole inclination or where additional drilling was planned to provide increased drill coverage.
In the opinion of SRK, the sampling procedures used by the Company generally conform to industry best practices and the resulting drilling pattern is sufficiently dense to interpret the geometry, geological boundaries and sulphide mineralization with an appropriate level of confidence.
1.5Mineral Resource Estimate
In summary, for the 2026 Mineral Resource update, SRK has completed the following:
•compilation, review and validation of the geological, drilling, sampling and analytical databases;
•review of geological mapping, satellite/hyperspectral imagery, geophysical dataset, structural mapping and oriented core data to characterise the geological controls on the orientation, continuity and geometry of the mineralization;
•construction of weathering and oxidation (redox) model;
•construction of geological and estimation domain wireframes (mineralization wireframes), guided by geological mapping, structural measurements from oriented drill core, historical mine plans and as-built depletion surveys, together with Aya’s previous geological interpretations;
•conditioning of the assay database, compositing, metal accumulation (grade × thickness) calculations and assessment of high-grade outliers;
•geostatistical analysis and variogram modelling using the metal accumulation data;
•construction of a three-dimensional block model using parent block dimensions of 5 m × 15 m × 15 m within the mineralized zones and 90 m × 90 m × 90 m for the surrounding waste;
•interpolation of Ag, Au, Cu, Pb, Zn and true thickness (TT) using Ordinary Kriging (OK), whilst Fe and As were estimated using Inverse Distance Weighting (IDW2). All metals were estimated using the metal accumulation method;
•estimation of density using single drillhole composites representing the across-strike mineralized intersections, with factoring applied within the transitional weathering domain. Density values were based on measured density data supplemented by density values derived from regression analysis undertaken by SRK;
•visual and statistical validation of the block model against the input composite data, including comparison of estimated metal accumulation values, density composites and back-calculated grades against the corresponding input data
•classification of the block model into the Indicated and Inferred Mineral Resource categories based on data quality, geological continuity and drillhole spacing;

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•assessment of the reasonable prospects for eventual economic extraction (RPEEE) through the determination of appropriate reporting cut-off values and the generation of conceptualised open pit shells and underground reporting shapes;
•reporting of the Mineral Resources in accordance with the definitions, terminology and guidelines of the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014);
•comparison of the current Mineral Resource Statement (MRS) with the previous MRS prepared by Aya.
SRK considers that the Boumadine mineralization has reasonable prospects for economic extraction with respect to both open-pit and underground mining methods.
The Boumadine MRS has an effective date of 28 February 2026, and has been depleted to reflect the current understanding of the historical mining. The Mineral Resources are limited to classified material contained within conceptual open pit shell reported above the NSR reporting cut-off of 60 USD/t and, below the pit shell, to classified material contained within grade shells (following the removal of isolated shapes) based on a 110 USD/t NSR cut-off, that satisfy a 1.5 m minimum mineable thickness. The Mineral Resources are reported within the Boumadine Mining Licence on an in-situ, undiluted basis are shown in Table ES 1 below.
The Company’s Boumadine Mining Licence permit expired in May 2026. Aya have informed SRK that they are currently in the processes of renewing the Licence (no change to the extent or conditions) for an additional 10 years. Whilst the licence renewal approval is currently pending, the Company has informed SRK that they see no reason why this will not be successful.

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Table 1-1    SRK Mineral Resource Statement for the Boumadine Project, Morocco, as at an effective date of 28 February 2026

	Cut-off (NSR USD/t)	Tonnes (Kt)	Average Grade							Contained Metal
			Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq (g/t)	AuEq (g/t)	Ag (koz)	Au (koz)	Cu (kt)	Pb (kt)	Zn (kt)	AgEq (koz)	AuEq (koz)
Pit-Constrained
Indicated	60	6,639	115.5	2.2	0.10	0.96	2.21	390.8	4.2	24,653	463	6	64	147	83,423	896
Inferred	60	19,497	57.8	2.0	0.07	0.62	1.54	298.7	3.2	36,218	1,280	14	120	301	187,258	2,011
Underground
Indicated	110	1,943	143.0	1.1	0.06	1.19	2.11	319.6	3.4	8,931	69	1	23	41	19,963	214
Inferred	110	25,868	56.0	1.6	0.08	0.56	1.17	251.9	2.7	46,605	1,372	21	145	303	209,475	2,249
Total
Indicated	60/110	8,582	121.7	1.9	0.09	1.01	2.19	374.7	4.0	33,585	532	8	87	188	103,386	1,110
Inferred	60/110	45,365	56.8	1.8	0.08	0.58	1.33	272.0	2.9	82,823	2,653	35	265	604	396,733	4,260
In reporting the Mineral Resource Statements, SRK notes the following:
•The Mineral Resources have an effective date of 28 February 2026. Mr Guy Dishaw, P.Geo., is the Qualified Person (QP) responsible for the Mineral Resource Estimate in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019). Mr Dishaw is a member of the Association of Professional Engineers and Geoscientists of Saskatchewan.
•The Mineral Resource Estimate was prepared by a team of consultants from SRK under the supervision of the QP.
•Mineral Resources are reported in situ and undiluted and are constrained within the Boumadine Mining Licence.
•Mineral Resources have been depleted to reflect SRK's current understanding of historical underground mining completed up to mine closure in 1992 as well as surficial artisanal workings.
•Commodity prices of US$2,800/oz Au, US$30/oz Ag, US$4.60/lb Cu, US$1.00/lb Pb and US$1.20/lb Zn were used to establish reasonable prospects for eventual economic extraction.
•The NSR was calculated as: NSR (US$/t) = (Pb (%) × 12.87) + (Zn (%) × 14.12) + (Au (g/t) × 70.27) + (Ag (g/t) × 0.75) + (Cu (%) × 66.95) − 6.75.

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•Silver equivalent (AgEq) and gold equivalent (AuEq) grades are based solely on metal prices and metallurgical recoveries and do not incorporate the full range of factors included in the NSR calculation, including treatment charges, payabilities, penalties, royalties and other smelter charges. Consequently, equivalent grades were not used for optimization or application of reporting cut-offs and are provided for reference only.
•AgEq = Ag (g/t) + (Au (g/t) × Au price/gram × Au recovery) / (Ag price/gram × Ag recovery) + Zn (%) × Zn price/lb × Zn recovery / (Ag price/gram × Ag recovery) × 685.7147973 + Pb (%) × Pb price/lb × Pb recovery / (Ag price/gram × Ag recovery) × 685.7147973 + Cu (%) × Cu price/lb × Cu recovery / (Ag price/gram × Ag recovery) × 685.7147973.
•AuEq = Au (g/t) + (Ag (g/t) × Ag price/gram × Ag recovery) / (Au price/gram × Au recovery) + Zn (%) × Zn price/lb × Zn recovery / (Au price/gram × Au recovery) × 685.7147973 + Pb (%) × Pb price/lb × Pb recovery / (Au price/gram × Au recovery) × 685.7147973 + Cu (%) × Cu price/lb × Cu recovery / (Au price/gram × Au recovery) × 685.7147973.
•Open-pit Mineral Resources are reported within an optimized pit shell using an NSR cut-off value of US$60/t. The optimization and reporting assumptions include ore mining costs of US$2.0/t, waste mining costs of US$1.5/t Drilling and blasting costs (grade control) US$1.1/t, US$2.0/t surface haulage and rehandling costs, processing and shipping costs of US$49/t, G&A costs of US$6/t and an overall pit slope angle of 47°.
•Underground Mineral Resources are reported using a rounded NSR cut-off value of US$110/t, based on total underground mining costs of US$55.6/t, processing and shipping costs of US$48.9/t and G&A costs of US$6.7/t. The underground Mineral Resources demonstrate sufficient continuity suitable for long-hole underground mining methods. Reporting shapes apply a minimum true mining width of 1.5 m, with isolated or discontinuous volumes considered unlikely to support potential underground extraction excluded from the reported Mineral Resource.
•Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
•The QP is unaware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Resource Estimate.
•Tonnages are reported in metric units and grades are reported in grams per tonne (g/t) for Au and Ag and percent (%) for Cu, Pb and Zn. Tonnages, grades and contained metal quantities have been rounded appropriately. Rounding may result in apparent differences between totals and the sums of individual values; such differences are not considered material.

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1.6Mineral Processing and Metallurgical Testing
Based on the 2022 and 2024 metallurgical testwork completed by SGS Canada Inc., the process plant design for the Project considers a conventional flotation flowsheet. Lead, zinc and pyrite concentrates will be recovered and sold to market.
OMC used its testwork database to infer missing data and to recommend further testwork for subsequent studies. While both BWi values from testwork fell outside the database range for other similar resources in the area, the average BWi fell at the 81st percentile of the range, aligning well with OMC’s typical strategy of designing to the 85th percentile hardness. As such, the average of both test results was used in the comminution circuit design (13.1 kWh/t). The remainder of the comminution circuit design criteria were estimated from OMC’s database.
The conditions tested during the 2022 and 2024 SGS locked cycle testing campaigns were used as the basis for the concentrate recovery circuit design, since the testing incorporated recycles at steady state and produced concentrates of acceptable grade and recovery. Using locked cycle data provides a higher design certainty since it more closely represents plant operation by the incorporation of recycles and since it validates the process conditions at steady state.
The design criteria derived from the 2022 and 2024 locked cycle testing includes:
•General circuit design (i.e. orientation, number of stages, implementation of regrinding).
•Reagent addition.
•Concentrate mass pulls, grades and recoveries.
•Residence times.
Next steps include continued refinement of the metallurgical testwork, particularly comminution, variability and dewatering.
1.7Mining Operations
The Boumadine deposit is divided into three main zones: North, Central and South. The mine plan combines open pit (OP) and underground (UG) mining. OP mining starts in 2029, and UG development starts two years later, in 2031, with first UG mineralized material in 2032. This phased approach generates early cash flow from the OP mine while deferring the capital-intensive UG development.
Over the life of mine (LOM), 41.2 Mt of mineralized material will be mined at an average NSR value of US$193/t, of which OP mining contributes 22.4 Mt (54.2%) and UG mining 18.9 Mt (45.8%). The LOM production plan extends over fifteen years, including pre-production, with OP mining from 2029 to 2039 and UG mining through 2043. Production during the final four years comes exclusively from the UG mine. Mineralized material is classified into three stockpiles (Low Grade, LG Pyrite and HG Pyrite) based on NSR values, and the stockpiles are used to regulate the tonnage and grade of plant feed at the nominal throughput of 8,000 t/d.
1.7.1OP Mining
Pre-production activities, including pre-stripping and the construction of roads, pads and waste rock storage areas, will start in 2029 during the project construction phase. Three pits are planned. The Central Pit, which contains the highest-grade OP mineralized material, is the main pit and will be mined in four phases over approximately eleven years. The South Pit will be mined in two phases to supplement Central Pit production, and the North Pit, made up of three sub-pits, will be mined from 2034 to 2036. Total material movement peaks at 55 Mt/y, and the LOM stripping ratio is approximately 23:1.

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Pit shells were optimized in GEOVIA Whittle and designed in Deswik using the geotechnical recommendations of RockEng. The first two benches are 10 m high to account for near-surface weathering, followed by 20 m (double 10 m) benches in rock, with geotechnical slope breaks every 100 vertical metres. OP mining will be carried out by a contractor using a conventional truck and shovel fleet, based on 200 t class hydraulic shovels (CAT 6020 or similar) paired with 90 t haul trucks (CAT 777 or similar). Haul ramps are designed at a maximum grade of 10%.
1.7.2UG Mining
The UG mine extends to approximately 640 m below surface over approximately 5.6 km of strike. The mineralized zones are steeply dipping and average 1 to 4 m in width. The UG mine will be accessed by ramps from five surface portals: Portals 1 to 3 in the South Zone, Portal 4 in the Central Zone and Portal 5 in the North Zone. Development starts at Portal 1 in 2031, followed by Portal 4 in 2034, Portals 3 and 2 in 2036 and Portal 5 in 2038. Initial UG production focuses on the higher-grade South Zone, and UG production reaches approximately 2.0 Mt/y from 2038.
Based on the geometry of the deposit and the geotechnical assessment, the selected mining method is modified Avoca, a longitudinal longhole retreat method mined bottom-up within each panel and backfilled with rock fill (RF) and cemented rock fill (CRF). Stopes are designed with a 20 m level spacing, a 20 m strike length and a minimum mining width of 2.0 m, with 0.5 m of hanging wall dilution and 95% mining recovery. Mineralized material and waste will be hauled to surface by 33 t trucks (Epiroc MT436B or similar) via the ramps. Ventilation raises to surface will be excavated by raise boring, and internal raises by drop raising or raise boring.
Capital lateral and vertical development will be performed by a contractor. Sill development and all stoping activities will be performed by owner crews.
1.8Processing and Recovery Options
The process plant design for the Project is based on a conventional flotation flowsheet. Lead, zinc and pyrite concentrates will be recovered and sold to market.
The plant design criteria were selected to minimize operating costs and maximize the use of proven technology. The key criteria for equipment selection are suitability for duty, safety, reliability, and ease of maintenance.
The process plant design comprises the following unit operations:
•Single stage primary crushing with a jaw crusher to produce an 80% Passing (P80) crushed product size of 136 mm.
•Crushed rock stockpile with a live capacity of approximately 8,115 tonnes to provide 24 hours of live storage. During extended periods of primary crusher equipment maintenance, additional crushed material inventory can be generated in the weeks leading up to the planned shutdown by dozing crushed material from this stockpile to the area adjacent to the stockpile. This material can then be reclaimed during the shutdown by front-end loader to feed the grinding circuit.
•SAB type grinding circuit consisting of a SAG mill and a ball mill to produce a ground product with a P80 of 58 microns (µm), with hydrocyclones for particle size classification.
•Lead rougher flotation, classification, regrinding and cleaner flotation to produce a lead concentrate of 29.6% grade. The lead concentrate will be thickened, filtered, and bagged prior to shipment.

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•Zinc rougher flotation, classification, regrinding and cleaner flotation to produce a zinc concentrate of 57.4% grade. The zinc concentrate will be thickened and filtered for stockpiling prior to shipment.
•Pyrite rougher flotation to produce a pyrite concentrate with 4.2 Au g/t and 81.0 Ag g/t. The pyrite concentrate will be thickened and filtered for stockpiling prior to shipment.
•Tailings thickening and storage in a tailings management facility.
Run-of-mine (ROM) material will be delivered to a feed bin by mine truck to supply the crushing plant. The crushed product will be stockpiled before entering the grinding circuit, which will include a SAG mill, ball mill, and hydrocyclones for particle size classification. The ground product will feed the lead rougher flotation circuit. The lead rougher concentrate will proceed to a classification and regrind circuit, followed by three cleaner flotation stages and a cleaner-scavenger stage. The final lead concentrate will be thickened, filtered and bagged for shipment.
The lead rougher tails and cleaner-scavenger tails will feed the zinc rougher flotation circuit. The zinc rougher concentrate will follow a similar regrind and cleaning process, including three cleaning stages and a cleaner-scavenger stage. The final zinc concentrate will be thickened, filtered, and stockpiled for shipment.
The zinc rougher tails and cleaner-scavenger tails will feed the pyrite rougher flotation circuit. The pyrite rougher tails will be thickened and pumped to the flotation tailings management facility. The pyrite concentrate will be thickened, filtered and stockpiled for shipment. Filtrate and thickener overflows from all circuits will return to the process water pond.
1.9Infrastructure
Infrastructure on the Project includes an integrated mining and processing operation including open pits, an underground mine, and a central processing plant supported by crushing, flotation, stockpiling, and concentrate handling facilities. Site access is via the National 10 highway with upgraded roads connecting all major areas.
Key infrastructure includes the ROM pad, workshops, laboratories, security and administration buildings, and extensive haul and service roads. Waste rock storage, a lined TSF with staged raises, and on-site water harvesting and treatment support operational needs. Power is provided through a new 225 kV ONEE supply to a 40 MVA substation. Additional services include fuel storage, sewage treatment, waste management, security, limited accommodation, and concentrate transport to Nador-West Port.
1.10Capital and Operating Costs
1.10.1Capital Costs
The capital cost estimates for the Boumadine Project PEA was compiled by Lycopodium. All costs are expressed in United States Dollars (US$) unless otherwise stated. The capital cost estimate was developed in Q3 2025 and escalated to Q3 2026 pricing and deemed to have an overall accuracy of +50%/-30%. The capital cost estimate conforms to AACE International (Association for the Advancement of Cost Engineering) Class 5 estimate standards as prescribed in recommended practice 47R11.
The total initial capital cost for the Boumadine Project is $463 M and the LOM sustaining cost is $507 M. The initial capital and sustaining capital, for the Project is summarized in Table 1-2 by major area.

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Table 1-2    Capital Expenditures including Sustaining and Closing Costs

Capital Expenditures ($M)	Initial	Sustaining	Total
Direct Costs	299	507	806
Open Pit Mining	52	59	112
Underground Mining	0	407	407
Processing Plant	175	0	175
Shipping Infrastructure	11	0	11
Electrical Line	18	0	18
Raw Water Supply	33	0	33
Tailings Storage Facility	9	30	40
TSF Closure Costs	0	11	11
Indirects Costs	65	0	65
Subtotal	364	507	871
Contingency	99	0	99
Total	463	507	970
1.10.2Operating Costs
The operating cost estimate conforms to a preliminary economic assessment level estimate with a +50/-30% accuracy. The operating cost estimate was developed in Q4 2025 using data from projects, studies, and previous operations from Lycopodium, CCE, and Aya.
The LOM average unit operating cost is $67.61/t and the total LOM cost including cash cost and sustaining cost is $122.55/t. Table 1-3 provides a summary of the operating costs for the Project.
Table 1-3    Operating Costs for First 5 Years of Operation and for LOM

Item	Units	Year 1-5	LOM
Mining	$/t milled	51.47	43.70
Processing	$/t milled	18.08	17.96
G&A	$/t milled	5.58	5.45
Tailings, Environmental and Water Management	$/t milled	0.47	0.50
Total On-Site Operating Cost	$/t milled	75.60	67.61
Transportation	$/t milled	38.63	34.33
Royalties	$/t milled	10.65	8.00
Mining Tax	$/t milled	0.34	0.32
Total Cash Cost	$/t milled	125.22	110.26
OP Sustaining Capital	$/t milled	3.08	1.44
UG Sustaining Capital	$/t milled	9.41	9.85
TSF Sustaining Capital	$/t milled	0.95	1.00
Total Costs Including Sustaining	$/t milled	138.67	122.55
1.11Economic Analysis
The economic analysis was performed assuming a 5% discount rate typical for silver-gold projects. Cash flows have been discounted to the start of construction, assuming that the project execution decision will be made, and major project financing will be carried out at this time.
The pre-tax NPV discounted at 5% is $4.1B, with a pre-tax IRR of 97% and payback period of 0.7 years. On an after-tax basis, the NPV discounted at 5% is $3.5B, with an after-tax IRR of 93%, and payback period of 0.7

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years. Cumulative after-tax unlevered free cash flow totals $4.7B. Tax calculations are based on Aya’s understanding of current Moroccan tax regulations as of the effective date of this report.
Readers are cautioned that the Updated PEA is preliminary in nature. It includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
A summary of the project economics is listed in Table 1-4 and Table 1-5, and after-tax free cash flow is shown graphically in Figure 1-1.
Table 1-4    Key Economic Results

Project Economics	Units	Base Case
		Pre-tax	Post-tax
NPV5%	$B	4.1	3.5
IRR	%	97%	93%
Payback	Years	0.7	0.7
NPV: Capex[1]	-	8.6	7.6
Revenue LOM	$B	11.0	-
Avg. Annual Revenue	$M/y	765	-
EBITDA LOM	$B	6.1	-
Avg. Annual EBITDA	$M/y	427	-
Cumulative FCF LOM	$B	5.5	4.7
Avg. Annual FCF	$M/y	381	327
1.NPV:Capex ratio is the ratio of Net Present Values, discounted at 5%, to the initial capital expenditure.

Table 1-5    Additional Economic Model Outputs

Item	Units	Year 1-5	LOM
Processed Grade
Au	g/t	2.05	1.77
Ag	g/t	101.6	63.5
Zn	%	2.04	1.37
Pb	%	0.87	0.58
Au-eq	g/t	4.11	3.10
Ag-eq	g/t	283	216
Recoveries
Au rec (%)%		96.1%	96.1%
Ag Rec (%)%		96.4%	96.4%
Zn rec (%)%		74.7%	74.7%
Pb Rec (%)%		82.0%	82.0%
Metal Production
Gold Production	koz	877	2,254
Silver Production	koz	43,683	81,167
Zinc Production	Mlbs	467	931
Lead Production	Mlbs	219	431
Gold-Equivalent Production (Au-eq)	koz	1,740	3,889
Silver-Equivalent Production (Ag-eq)	koz	121,283	272,219
Operating Cost per Ounce

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Item	Units	Year 1-5	LOM
Total Cash Costs[1]	$/oz AuEq	998	1,169
Total AISC[2]	$/oz AuEq	1,105	1,300
1.Cash costs include mine-site operating costs such as mining, processing, and direct site G&A, as well as product shipping, royalties and mining taxes.
2.AISC is calculated as the sum of treatment and refining charges, onsite operating costs, sustaining capital costs, and closure costs, divided by the quantity of ounces equivalent produced.

Figure 1-1    Boumadine Project - Annual Free Cash Flow Profile
1.12Environmental Studies, Permits and Social or Community Impact
The biophysical and social characteristics of the planned mining area are defined by its semi-arid climate and relatively rural and remote nature. Urban settlements are concentrated along main transport routes with villages located along valleys with access to water resources. Climatic conditions influence local ecosystems and land uses including agriculture, concentrated in areas of water availability.
Limited environmental studies have been completed in the past. As part of the environmental and social work currently being undertaken, an environmental baseline sampling program was initiated by BGM in September 2024 and a high-level screening for critical biodiversity habitat was undertaken by SLR in September 2024.
The baseline sampling, covering soils, air quality and water, was undertaken by AfriLabs, a Moroccan-based laboratory specializing in mineral and environmental analysis.
Additional baseline surveys have been completed during the course of 2026 covering social, biodiversity, soil, water, air quality and noise. The results are being processed to inform the international ESIA process outlined below. Studies covering the topics of biodiversity, hydrology, hydrogeology, soils and sediments, air quality, noise, GHG, climate change, stakeholder engagement, labour and working conditions, community health and safety, and other social elements are ongoing.
The Project will require national permits to support the development of the mine and the requirement to carry out an Environmental Impact Assessment (EIA) under Moroccan Law. The EIA under Moroccan Law, prepared by NOVEC, was completed and submitted in July 2026 to the “Centre Régional d'Investissement” (CRI) (Regional Investment Center). In addition to meeting national permitting requirements, the Project is being undertaken to meet international ESIA lender standards.

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A conceptual mine closure plan governed by Aya’s Environmental Policy will be prepared as part of the ESIA.
1.13Conclusions
The Project is at an advanced stage of exploration and geological understanding, supported by drilling and sampling, geological mapping, orientated core, geophysical surveys, historical mine plans as well as previous geological studies. In addition, no significant issues were identified with the analysis of the quality control and assurance (QAQC) programs. These studies provide confidence to the local scale geometry of the mineralization and grade distributions in the resultant Mineral Resources and has allowed SRK to produce a robust geological model with over 158 individual domains modelled. However, there are areas of lower geological confidence, classified as Inferred Mineral Resources and there are some domains SRK was not able to classify, which may be subject to further revision in the future. SRK notes that the there is a degree of uncertainty associated with depletion survey as-builts and that these underground workings are currently inaccessible.
SRK has declared a Mineral Resource Statement for the Boumadine Project. The Mineral Resources are limited to material contained within the conceptualised open pit shell above the NSR reporting cut-off of 60 USD/t and, below the pit shell, to material contained within grade shells (following the removal of isolated shapes) based on a 110 USD/t NSR cut-off that satisfy a minimum 1.5 m minable thickness. The Mineral Resources are reported within the Boumadine Mining licence on an in-situ, undiluted basis and amount to:
•Indicated Mineral Resources (open pit and underground) of some 8,582 kt, at a mean grade of 121.7 g/t Ag, 1.9 g/t Au, 0.09 % Cu, 1.01 % Pb and 2.19 % Zn; and
•Inferred Mineral Resources (open pit and underground) of some 45,365 kt, at a mean grade of 56.8 g/t Ag, 1.8 g/t Au, 0.08 % Cu, 0.58 % Pb and 1.33 % Zn.
The Updated PEA provides a base case assessment for developing the Boumadine mineral resource by conventional open pit and underground mining methods, and a crushing-milling-flotation processing plant with a tailings dam.
The Updated PEA economic analysis shows the Boumadine Polymetallic Project has an after-tax NPV5% of $3.5B, IRR of 93%, and a payback period of 0.7 years. The PEA economics support a decision to continue to advance the Project and carry out additional detailed studies, including pre-feasibility level work and completion of a feasibility study.
1.14Recommendations
Additional expenditures are recommended by the Boumadine Report Authors for the following activities:
•Advance metallurgical testwork, including spatial composites and variability samples.
•Undertake detailed studies for infrastructure, including TSF design, raw water sourcing, electrical line connection and concentrate logistics studies.
•Update and upgrade mining and processing designs through pre-feasibility and feasibility level designs.
•Conduct hydrogeology and geotechnical studies to improve design parameters for mining.
•Complete the ESIA, which will inform a comprehensive Environmental and Social Management and Monitoring Plan to be developed for the Project.
SRK considers there to be opportunities to further improve confidence in the geological interpretation, MRE, and supporting datasets for the Boumadine Project. SRK recommends that Aya consider the following:

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•In relation to drilling and geological understanding:
•All drillholes should be designed to intersect the interpreted mineralized wireframes as close to perpendicular as practicable, thereby maximising representativity and location accuracy.
•Continue the ongoing infill drilling program to improve geological and grade continuity that support the conversion of Inferred Mineral Resources to the Indicated category.
•Complete additional twinned diamond drillholes (DD) at representative locations across the deposit, targeting selected existing RC, MP and DD holes completed between 2018 and 2026. Twin holes should be selected to provide representative coverage of the principal mineralised domains, mineralisation styles and grade ranges, one of the target areas should be where different drilling and sampling methods overlap. The twinning program should be used to assess drilling and sampling precision, identify any systematic bias between drilling methods, quantify short-scale geological and grade variability (including the nugget effect), and provide additional information to support the confidence assigned to the current MRE.
•Complete additional step-out diamond drilling to test the strike and depth extensions of the known massive sulphide domains, where this remains open.
•Aya should investigate whether whole rock geochemistry will help with the identification and standardisation of the lithologies encountered in the drilling.
•Include total sulphur (S%), and where practicable sulphide/sulphate sulphur analyzes, within future drilling programs to improve/confirm definition of the oxidation profile and weathering boundary.
•In relation to sampling and core management:
•Record the sample weight for every RC drillhole interval (including rejects) and compare this with the theoretical sample mass based on the logged lithology to identify intervals with poor recovery that may require re-drilling.
•Photograph all available drill core and RC chip trays and incorporate these records into the Imago database to establish a comprehensive digital photographic archive.
•Include all drillcore photographs taken prior to 2024 into the Imago database.
•Continue to maintain and periodically review sampling and QA/QC procedures as exploration progresses.
•In relation to density:
•Expand the density measurement program, particularly within the mineralized wireframes and transitional (weathered) mineralized zones, to improve the representativeness of the density dataset and reduce reliance on regression-derived density estimates.
•Collect density measurements from drillholes that currently contain no density information and consider obtaining additional measurements from archived drill core where appropriate.
•Consider the use of plastic film or paraffin wax coatings during density determinations to minimize moisture ingress for friable or fractured core.
•Undertake a representative moisture content sampling program using fresh drill core collected from across the Project to improve future mining and processing studies, particularly for the Feasibility Study.
•In relation to QA/QC:
•Expand the duplicate QA/QC database to include the complete analytical suite and include the following assays obtained as a minimum, Cu, Pb and Zn prior to the next Mineral Resource update.

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•Introduce pulp duplicate samples into the routine QA/QC program.
•Consider introducing a commercially certified blank material or undertake a round-robin program to better characterise the locally sourced blank material.
•Review duplicate records where assay values are missing or recorded as zero and update the database against the original laboratory certificates where appropriate.
•Investigate and correct anomalous CRM assay values, including the Zn CRM records noting as being in excess of 100%.
•Consider discontinuing OREAS 100A, OREAS 354 and OREAS 994 as these are not certified CRMS for base metal analysis using Aqua regia or for Au and Ag using fire assay analysis.
•Investigate the small number of CRM sample swaps/mislabels that remain within the QA/QC database, resulting either from the mislabelling of original drill core samples or from other QA/QC samples (including CRMS) being incorrectly assigned, and resolve these where possible.
•Continue the routine umpire laboratory program and consider increasing the proportion of samples submitted to the umpire laboratory, including representative samples from the 2024 drilling program.
•Where practicable, ensure that future umpire analyzes use analytical methods with reporting limits comparable to those of the primary laboratory.
•In relation to surveying:
•Incorporate the planned high-resolution pre-mining drone survey into future geological models and associated mining studies.
•Where safe and practicable, resurvey historical underground workings (once mining begins) and surface artisanal excavations to improve confidence in future depletion models.
•In relation to Resource Estimation:
•Develop a 3D lithological model, subject to the availability of sufficient geological data, to improve geological understanding and support future Mineral Resource, Mineral Reserve, geotechnical, and mine planning studies.
•Undertake a change-of-support study following additional infill drilling to optimize the parent block dimensions and improve future Mineral Resource estimates.
•Incorporate a Mineable Stope Optimizer (MSO) into future Mineral Resource estimates using parameters representative of the proposed underground mining method for Resource reporting.
•Aya should expand its metallurgical test work program to include the weathered/transitional material in order to demonstrate this has reasonable prospects for eventual economic extraction.
•In relation to Net Smelter return Calculation and Equivalent cut-off value calculations:
•Aya should review the NSR royalty calculation in future updates so that royalties are applied directly to the relevant concentrate streams and remain linked to the underlying value drivers.
•SRK recommends that Aya model concentrate penalties and deductions separately from treatment charges, using concentrate grades as inputs.
•Aya should consider incorporating freight costs within the NSR calculation in future updates, rather than operating costs, to link these costs directly to the saleable concentrate mass.
•Review the concentrate mass calculation methodology to account for the sequential processing flowsheet. Specifically, Pb concentrate should be based on plant feed grades, Zn concentrate

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should be based on Pb-circuit tailings grades, and pyrite concentrate should be based on Zn-circuit tailings grades. This would affect the calculated mass pull and therefore shipment costs. The difference is expected to be immaterial for Pb and Zn concentrates but may be more relevant for pyrite concentrate.
•SRK recommends calculating the equivalent Ag and Au grades using NSR factors, opposed to the current approach which uses metal prices and metallurgical recoveries only. This approach will avoid any inconsistency with the NSR framework already in place.
SRK has not prepared a detailed exploration budget for the Project but has reviewed the budget and associated schedules provided by Aya. These principally relate to infill drilling intended to upgrade portions of the currently classified Inferred Mineral Resources to Indicated Mineral Resources and support the proposed 15- year life-of-mine plan. Based on Aya's proposed program, approximately 326 000 m of additional drilling is anticipated, with estimated drilling and sampling costs of approximately US$ 65 million. This cost estimate excludes the multidisciplinary Feasibility Study (FS) planned by Aya for 2027.

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2.0INTRODUCTION AND TERMS OF REFERENCE
2.1Terms of References
This Technical Report on the Boumadine (also known as Boumaadine, Boumâadine, and Bou Madine) Deposit was prepared by Aya Gold and Silver Inc. (“Aya” or the “Company”) at the request of Mr. Benoit La Salle, President & CEO of Aya Gold & Silver Inc. Aya is a public, TSX listed company trading under the symbol “AYA”, with its head office located at: Suite 132, 1320 Graham, Ville Mont-Royal, Québec, H3P 3C8. This Technical Report has an effective date of September 9, 2026.
This Technical Report (“the Report”) has been prepared to provide a fully compliant NI 43-101 Technical Report and Preliminary Economic Assessment ("PEA") of the existing mineralization at the Boumadine Deposit (or the “Boumadine Property” or the “Boumadine Mining License”), located in the Kingdom of Morocco. The Boumadine Mining License is a joint venture owned by Aya (85%) and l’Office National des Hydrocarbures et des Mines (“ONHYM”) (15%) of the Kingdom of Morocco. Aya (known as Maya Gold & Silver at the time of the Acquisition Agreement) and Office National des Hydrocarbures et des Mines (“ONHYM”) signed an agreement on October 9, 2012, for the acquisition of the Boumadine Mining License. A new Moroccan company, Boumadine Global Mining (“BGM”), was created with Aya (85%) and ONHYM (15%) as shareholders. The mining title of the Boumadine Mining License was transferred to BGM by ONHYM.
The name change from Maya Gold & Silver Inc. to Aya Gold & Silver Inc. was announced in a press release dated July 30, 2020. The Updated Mineral Resource Estimate reported herein is based on up-to-date drilling results and appropriate metal pricing, and is fully conformable to the “CIM Standards on Mineral Resources and Reserves – Definitions (2014) and Best Practices Guidelines (2019)”, as referred to in National Instrument (“NI”) 43-101 and Form 43-101F, Standards of Disclosure for Mineral Projects.
2.2Sources of Information
2.2.1Site Visit
In accordance with NI43-101, Guy Dishaw (QP) of SRK completed a site visit to the Project between 23 and 28 April 2026, accompanied by Pierre Pihouée of Aya. The site visit took place during the course of the commission to gain an understanding of the local geology, styles of mineralization, drilling practices, core handling procedures, core orientation methods, sampling protocols, and the data management systems employed by the Company, as well as to interview Project personnel. During the site visit, Guy Dishaw also undertook high-level mapping of mineralization exposed at surface, verified the collar positions of 14 drillholes, and inspected key Project infrastructure, including areas of historical artisanal mining. In addition, Guy visited the Company's sample preparation laboratory on site and the assay laboratory operated by Afrilab, located in Marrakech.
Observations made during the site visit were consistent with the geological interpretations adopted for the Mineral Resource Estimate (MRE) and provided confidence that the drilling, sampling, and data collection procedures employed by the Company are suitable for supporting an MRE.
Two additional independent Qualifed Persons have visited the site. Cortney Palleske, M.A.Sc., P.Eng., visited the Boumadine Property from June 5 to 7, 2024 and July 7 to 16, 2026, to meet with project geological team, inspect core, and tour the property as part of the mining geotechnical evaluation program. Alex Pheiffer, PrSciNat, visited the site from September 1 to 3, 2024 and January 19 to 20, 2026 as part of the Environmental and Social Impact Assessment ("ESIA"), met with the geology team and toured site to assess proposed locations of infrastructure.

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2.2.2Additional Information Sources
This Report is based, in part, on internal Company technical reports, database, and maps, published government reports, company letters and memoranda, and public information as listed in the references (Section 27) of this Report. Several sections from reports authored by other consultants have been directly quoted or summarized in this Technical Report, and are cited where appropriate.
The Authors of this Report have used selected portions or excerpts from material contained in the following NI 43-101 compliant Technical Reports, which are publicly available on SEDAR+ under Aya’s profile:
•Boily, M. 2014. The Boumadine Polymetallic (Au, Ag, Zn, Pb, Cu) Deposit, Errachidia Province, Kingdom of Morocco. Prepared for Maya Gold & Silver Inc. by Boily, Michel. Effective Date April 2, 2014. Issue Date April 2, 2014. 217 pages.
•GoldMinds Geoservices Inc. 2019. NI 43-101 Technical Report Preliminary Economic Assessment [of the] Boumadine Polymetallic Deposit, Kingdom of Morocco. Prepared for Maya Gold & Silver Inc. by Duplessis, C., Rachidi, M., Dufort, D. and Rousseau, G. Effective Date: April 24, 2019. Issue Date: May 24, 2019. 304 p.; and
•P&E Mining Consultants Inc. 2024. NI 43-101 Technical Report and updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco. Prepared for Aya Gold & Silver Inc. by Stone, W., Brown, F., Barry, J., Yassa, A., Feasby, G. and Puritch, E. Effective Date: May 08, 2024. Issue Date: May 31, 2024. 214 p.;
•Aya Gold & Silver 2025. NI 43-101 Technical Report and Updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco. Prepared for Aya Gold & Silver Inc. by Lalonde, D, and Pérez, P. Effective Date: February 24, 2025. Issue Date : March 31, 2025. 193 p.
•Aya Gold & Silver 2025. NI 43-101 Technical Report and Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco. Prepared for Aya Gold & Silver Inc. by Nayak, P., Venter, R., Shaikh, Z., Berson, B., Pheiffer, A., Papageorgiou, G., Puritch, E., Yassa, A., Brown, F., Barry, J., Stone, W., and Palleske, C. Effective Date: November 4, 2025. Issue Date : December 18, 2025. 326 p.
Since 2024, Aya has continued extensive mineral exploration and drilling programs. The results of these programs were disclosed publicly in numerous Aya press releases and are summarized in Sections 9 and 10 of this Report.
The Authors and Co-authors of each section of this Report are listed in Table 2-1, who in acting as Qualified Persons as defined by NI 43-101, take responsibility for those sections of this Report as outlined in the “Certificate of Author” included in Section 28 of this Report.
Table 2-1    Qualified Persons Responsible for this Report

Qualified Person	Company	Sections of Technical Report
Preetham Nayak, P.Eng.	Lycopodium (Americas) Ltd.	2, 3.2, 19, 21.1.1, 21.1.3, 21.1.6-21.1.10, 21.2.4, 22, 24.1 and Co-Author 1, 25, 26, 27
Ruan Venter, P.Eng.	Lycopodium (Americas) Ltd.	13, 17, 21.2.2 - 21.2.3, 24.2 and Co-Author 1, 25, 26, 27
Zuned Shaikh P.Eng.	Lycopodium (Americas) Ltd.	18.1 to 18.3, 18.6 to 18.13, and Co-Author 1, 25, 27
Paul Gauthier, P.Eng.	CCE Mining	16.1, 16.3-16.10, 18.4, 21.1.2, 21.2.1 and Co-Author 1, 25, 26, 27
Alex Pheiffer, PrSciNat	SLR Consulting France SAS	20 and Co-Author 1, 25, 26, 27
George Papageorgiou PrEng, PhD, MSc, BSc, Eng (Civil), Wits	Epoch Resources (Pty) Ltd	18.5, 21.1.4-21.1.5, 21.2.5, and Co-Author 1, 25, 26, 27

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Qualified Person	Company	Sections of Technical Report
Guy Dishaw, P.Geo.	SRK Consulting (UK) Ltd	3.1, 4-12, 14, 23.1 and Co-author 1, 14, 25, 26, 27
Cortney Palleske, M.A.Sc., P.Eng.	RockEng Inc.	16.2 and Co-Author 25, 27

2.3Units and Currency
In this Technical Report, all currency amounts are stated in US dollars (“$”) unless otherwise stated. Commodity prices are typically expressed in US dollars (“US$”) and will be duly noted where appropriate. Quantities are generally stated in Système International d’Unités (“SI”) metric units including metric tons (“tonnes”, “t”) and kilograms (“kg”) for weight, kilometres (“km”) or metres (“m”) for distance, hectares (“ha”) for area, grams (“g”) and grams per tonne (“g/t”) for metal grades. Platinum group metal (“PGM”), gold and silver grades may also be reported in parts per million (“ppm”) or parts per billion (“ppb”). Copper metal values are reported in percentage (“%”) and parts per billion (“ppb”). Quantities of PGM, gold and silver may also be reported in troy ounces (“oz”), and quantities of copper in pounds (“lb”). Abbreviations and terminology are summarized in Table 2-2 and units in Table 2-3.
Grid coordinates for maps are given in the UTM WGS 84 Zone 30 R or as longitude and latitude.
Table 2-2    Terminology and Abbreviations

Abbreviation	Meaning
$	dollar(s)
°	degree(s)
°C	degrees Celsius
<	less than
>	greater than
%	percent
3-D	three-dimensional
AAS	atomic absorption spectrometry
Actlabs	Activation Laboratories Ltd.
Ag	silver
AgEq	silver equivalency
ALS	ALS Laboratory (Australian Laboratory Services), ALS Limited
ANCOLD	Australian National Committee on Large Dams
As	arsenic
Au	gold
AuEq	gold equivalency
avg	average
Aya	Aya Gold & Silver Inc.
Ba	barium
BGM	Boumadine Global Mining
BRGM	Bureau des Recherches Géologiques et Minières
BRPM	Bureau de Recherches et de Participations Minières
BWI	ball mill work index
CaO	calcium oxide
Cd	cadmium
CDA	Canadian Dam Association
CGG	Compagnie Générale de Géophysique

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Abbreviation	Meaning
CIL	carbon-in-leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm	centimetre(s)
CN	cyanide
Co	cobalt
Company, the	Aya Gold & Silver Inc.
CRI	Comité Régional d’Investissement (centre of investment)
CRM(s)	certified reference material(s)
CSA	Canadian Securities Administrators
CSAMT	controlled-source audio magnetotelluric survey
Cu	copper
d	day
D80	80% passing size
DAR	Direction des Affaires Rurales
Deposit, the	Boumadine Deposit
E	east
EBRD	European Bank for Reconstruction and Development
ESMS	environmental and social management system
ESIA	Environmental and Social Impact Assessment
FA	fire assay
Fe	iron
g	gram
G&A	General and administration
g/L	grams per litre
g/t	grams of metal per tonne
GISTM	Global Industry Standard on Tailings Management
GoldMinds	GoldMinds Geoservices Inc.
ha	hectare(s)
HC	Hot Curing
HSEC	Health and Safety, Environment and Community
ICOLD	International Commission on Large Dams
ICP	inductively coupled plasma
ICP-OES	inductively coupled plasma-optical emission spectroscopy
ID	identification
ID2	inverse distance squared
IFC	International Finance Corporation
ISO	International Organization for Standardization
ISO/IEC	International Organization for Standardization/International Electrotechnical Commission
k	thousand(s)
kg	kilogram(s)
kg/t	kilogram(s) per tonne
km	kilometre(s)
km2	square kilometre(s)
koz	thousands of ounces
kt	kilotonne(s), thousands of tonnes
kWh/t	kilowatt hour per tonne
L	litre(s)

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Abbreviation	Meaning
lb	pound(s) (weight)
LB	Lime Boiling
LCT(s)	locked cycle testwork(s)
level	mine working level referring to the nominal elevation (m RL), e.g. 4285 level (mine workings at 4285 m RL)
LoM	life of mine
M	million(s)
m	metre(s)
m3	metres cubed
m asl	metres above sea level
Ma	millions of years
MAD	Moroccan Dirham
mag	magnetic(s)
max.	maximum
Maya	Maya Gold and Silver Inc.
mbs or MBS	metres below surface
Mg	magnesium
min.	minimum
mL	millilitre(s)
mm	millimetre(s)
Mn	manganese
Moz	million ounce(s)
MRE	Mineral Resource Estimate
Mt	million(s) tonnes per year
MTEDD	le ministère de transition énergétique et durable or minister of durable energetic transition
N	total number of observations/population size
N	north
N10	National Highway 10
NaCN	sodium cyanide
Ni	nickel
NI or NI 43-101	National Instrument or National Instrument 43-101
NN	Nearest Neighbour
NPV	net present value
NSR	net smelter return
OK	Ordinary Kriging
ONEE	Office National de l'Électricité et de l'Eau Potable
ONHYM	Office National des Hydrocarbures et des Mines
ORE	ORE Research & Exploration Pty Ltd.
oz	ounce(s)
P80	80% passing size
P&E	P&E Mining Consultants Inc.
PAX	potassium amyl xanthate
PEA	Preliminary Economic Assessment
Pb	lead
P.Eng.	Professional Engineer
P.Geo.	Professional Geoscientist
POX	pressure oxidation
ppm	parts per million

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Abbreviation	Meaning
Property, the	Boumadine Property
Q1, Q2, Q3, Q4	first quarter, second quarter, third quarter, fourth quarter of the year
QA	quality assurance
QA/QC	quality assurance / quality control
QC	quality control
R2	the coefficient of determination
Report, the	this Technical Report
RQD	rock quality designation
S	south
S	sulphur
SEDAR	System for Electronic Document Analysis and Retrieval
SGS	SGS Canada Inc. / SGS Lakefield Research
Si	silicon
SIPX	sodium isopropyl xanthate
SODECAT	Société de Développement du Cuivre de l’Anti Atlas
SODIM	Société de Développement de l'industrie maricole
Sr	strontium
t	metric tonne(s)
t/m3	tonnes per cubic metre
Technical Report	(this) NI 43-101 Technical Report
TEM	Transmission Electron Microscopy
TIMA-X	Tescan Integrated Mineral Analyses
TSF	tailings storage facility
TSX-V	Toronto Venture Stock Exchange
TTF	Tamerzaga-Timrachine Formation
URSTM	Unité de recherche et de service en technologie minérale
US$	United States dollars
UTM	Universal Transverse Mercator
VTEM	Versatile Time Domain Electromagnetic (survey)
W	west
w/w	weight by weight
wireframe	polygons joined together to represent a specific 3-D domain or unit
wt%	weight percent
XRD	x-ray diffraction
Zn	zinc

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT     16

Table 2-3    Unit Measurement Abbreviations

Abbreviation	Meaning	Abbreviation	Meaning
μm	microns, micrometre	m3/h	cubic metre per hour
$	dollar	m3/s	cubic metre per second
$/t	dollar per metric tonne	m3/y	cubic metre per year
%	percent sign	mØ	metre diameter
% w/w	percent solid by weight	m/h	metre per hour
¢/kWh	cent per kilowatt hour	m/s	metre per second
°	degree	Mt	million tonnes
°C	degree Celsius	Mtpy	million tonnes per year
cm	centimetre	min	minute
d	day	min/h	minute per hour
ft	feet	mL	millilitre
GWh	Gigawatt hours	mm	millimetre
g/t	grams per tonne	Mt	million tonnes or megatonnes
h	hour	MV	medium voltage
ha	hectare	MVA	mega volt-ampere
hp	horsepower	MW	megawatts
Hz	hertz	oz	ounce (troy)
k	kilo, thousands	Pa	Pascal
kg	kilogram	pH	Measure of acidity
kg/t	kilogram per metric tonne	ppb	part per billion
kHz	kilohertz	ppm	part per million
km	kilometre	s	second
kPa	kilopascal	t or tonne	metric tonne
kt	thousands of tonnes or kilotonnes	tpd	metric tonne per day
kV	kilovolt	t/h	metric tonne per hour
kW	kilowatt	t/h/m	metric tonne per hour per metre
kWh	kilowatt-hour	t/h/m2	metric tonne per hour per square metre
kWh/t	kilowatt-hour per metric tonne	t/m	metric tonne per month
L	litre	t/m2	metric tonne per square metre
L/s	litres per second	t/m3	metric tonne per cubic metre
lb	pound(s)	T	short ton
M	million	tpy	metric tonnes per year
m	metre	V	volt
m2	square metre	W	Watt
m3	cubic metre	wt%	weight percent
m3/d	cubic metre per day	yr	year

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT     17

3.0RELIANCE ON OTHER EXPERTS
3.1Expert Reports
SRK's opinion is based on information provided by the Company through its employees. Most notably, Pierre Pihouée and David Lalonde, Aya Geology Specialists, provided insight into the geological interpretation and mineralization characteristics of the deposit based on their experience at the Project. Patrick Perez, Aya Director of Technical Services, also provided information regarding the most up-to-date technical and economic parameters used to support the reporting of the MRS.
SRK has relied upon this information and, where possible, has independently verified the data provided. In addition, SRK’s QP (Guy Dishaw) completed a site visit to review the physical evidence associated with the deposit.
SRK has not performed an independent verification of land title and tenure as summarised in Section 3 of this report. SRK did not verify the legality of any underlying agreement(s) that may exist concerning the permits or other agreement(s) between third parties but has relied on the Company and its legal advisor for land title issues. SRK was informed by the Company that there are no known litigations potentially affecting the Boumadine mining Licence, which contains the Project.
SRK is not an insider, associate, or affiliate of the Company, and neither SRK nor any affiliate has acted as advisor to the Company or its affiliates in connection with the Project. The results of the MRE, as declared by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.
SRK would like to acknowledge the support and collaboration provided by Aya personnel for this assignment. Their collaboration was greatly appreciated and instrumental to the success of this project.
3.2Reliance on External Reports and Exports
3.2.1Logistics
The QP for Section 18.13 and Section 22 has relied upon the report titled « Étude logistique du transport en vrac de minerai », prepared by SCX Technology in October 2025. The QP has not independently verified the information contained in this study and considers such reliance reasonable for the purposes of this Technical Report.
3.2.2Marketing
Lycopodium has relied on external information for Request for Interest documents provided by Aya and reviewed by Lycopodium.
3.2.3Taxes
The Qualified Person (QP) responsible for Section 22, has relied upon information, interpretations, and assumptions related to taxation provided by Aya based on current Morocco tax regulations. Lycopodium has not independently verified the taxation inputs and considers such reliance reasonable for the purposes of the Technical Report.

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT     18

4.0ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
4.1Location
Boumadine is located within the Drâa-Tafilalet Region of southeastern Morocco within the Central Anti-Atlas Mountain Belt, a well-established metallogenic province that hosts numerous precious and base metal deposits and occurrences. It is located approximately 340 km southeast of Rabat, 220 km east northeast of Ouarzazate, 290 km east of Marrakech and approximately 80 km southwest of Errachidia (Figure 4‑1). Access to the Project is provided via the national highway network, followed by a series of regional paved and gravel roads extending to the exploration camp and deposit area.
Project coordinates are referenced using the WGS84 UTM Zone 30N coordinate system, unless otherwise stated.
The approximate centre of the deposit is located at approximately 317290E and 3476780N:

N
Marrakech
Ouarzazate
Tinghir
Er Rachidia
Boumadine
Morocco
Algeria
N7
N8
N9
N10
N11
N12
N13
N15
0
100000
200000
300000
400000
500000
3600000
3500000
3400000
0 25 50 75 100 km
Tanger
Rabat
Fès
Casablanca
Morocco
Er Rachidia
Essaouira
Marrakech
Tinghir
Ouarzazate
Agadir
Algeria
Site Location
Settlement
Main Road
Secondary Road
Waterway

Figure 4-1    Location of Boumadine (WGS84 UTM Zone 30N)
4.2Property Description and Mineral Tenure
The Project is located within the Boumadine Mining Licence (LE-383661), which is held by Boumadine Global Mining SA (BGM). BGM is owned 85% by Aya Gold & Silver Inc. (Aya) and 15% by the Office National des Hydrocarbures et des Mines (ONHYM). The Boumadine Mining Licence covers an area of approximately 31.7 km², which expired in May 2026. Aya have informed SRK that they are currently in the processes of renewing the Licence (no change to the extent or conditions) for an additional 10 years. The Company also holds an additional 11 Mining Licences and 19 Exploration Permits within the surrounding region. Figure 4‑2 shows the

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT     19

Boumadine Mining Licence in relation to Aya permits which are located next to or adjacent to the Boumadine Mining Licence.
All Mineral Resources reported in the MRE are located within the Boumadine Mining Licence. The Boumadine Mining Licence, along with other permits held by Aya in the surrounding area, is listed in Table 4-1.
The project is divided into three zones know as North (contains Tizi and Imarirren Zones), Central and South, shown in Figure 7‑2 and Figure 14‑5 below.
Historical artisanal mining activities have been recognized at several places on the Boumadine Property. Historical mining activity at Boumadine has focused on barite and Pb veins, though the sulphide mineralization at surface has also been historically mined. The BRPM also undertook underground mining of the sulphide mineralization in the three zones (North, Central and South).
SRK has relied upon information supplied by the Company regarding the ownership, status and extent of the Mining Licence and any associated surface rights comprising the Boumadine Project. The Company has stated that the mineral tenure is in good standing. Furthermore, SRK understands that there are no known legal disputes relating to the ownership of the Mining Licence or associated rights.
SRK has not undertaken an independent legal review of the mineral tenure, licence agreements, land ownership, or surface access rights, and expresses no legal opinion regarding the validity of such rights. The information presented in this report relating to mineral tenure and property ownership has been prepared based on documentation supplied by the Company and, where appropriate, publicly available information.

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT     20

Table 4-1    Aya Mining and Exploration Permits in the Boumadine Property Area

Permit ID	Permit Type	Interest of Aya*	Area (km2)	Granted	Expires
LE-383631**	Licence d'exploitation	100% Ownership	10.34	42929	46580
LE-383657**	Licence d'exploitation	Option to own 100%	8	45948	49599
LE-383661*	Licence d'exploitation	85% ownership	31.67	42507	46158
LE-383685**	Licence d'exploitation	Option to own 100%	14.67	42904	46555
LE-383692**	Licence d'exploitation	100% Ownership	4.02	42504	46155
LE-383722**	Licence d'exploitation	Option to own 100%	9.53	45562	49213
LE-383724**	Licence d'exploitation	Option to own 100%	6.16	43064	46715
LE-383763	Licence d'exploitation	Option to own 100%	14.24	45135	48787
LE-383852**	Licence d'exploitation	Option to own 100%	9.49	43389	47041
LE-383853**	Licence d'exploitation	Option to own 100%	17.59	43455	47108
LE-383856**	Licence d'exploitation	Option to own 100%	25.87	42571	46222
LE-383874**	Licence d'exploitation	Option to own 100%	8.1	42340	45992
PE-3052**	Permis d'exploitation	Option to own 100%	11.68	41837	46219
PR-3842950**	Permis de recherche	Option to own 100%	15.57	45104	46199
PR-3843051**	Permis de recherche	Option to own 100%	16	45087	46182
PR-3843056**	Permis de recherche	Option to own 100%	15.89	45087	46182
PR-3843057**	Permis de recherche	100% Ownership	9.43	45087	46182
PR-3843146**	Permis de recherche	100% Ownership	8.54	45091	46186
PR-3843156**	Permis de recherche	100% Ownership	11.72	45091	46186
PR-3843332**	Permis de recherche	100% Ownership	4.7	45211	46306
PR-3843342**	Permis de recherche	100% Ownership	11.4	45091	46186
PR-3843370**	Permis de recherche	100% Ownership	3.99	45359	46453
PR-3843371**	Permis de recherche	100% Ownership	3.03	45359	46453
PR-3843372**	Permis de recherche	100% Ownership	7.99	45359	46453
PR-3843387**	Permis de recherche	100% Ownership	8.28	45472	46566
PR-3843388**	Permis de recherche	100% Ownership	5.73	45472	46566
PR-3843389**	Permis de recherche	100% Ownership	1.56	45472	46566
PR-3843390**	Permis de recherche	100% Ownership	14.34	45472	46566
PR-3843391**	Permis de recherche	100% Ownership	13	45472	46566
PR-3843448**	Permis de recherche	100% Ownership	12.55	45797	46892
PR-3843449**	Permis de recherche	100% Ownership	14.37	45797	46892
PR-3843450**	Permis de recherche	100% Ownership	5.59	45797	46892
PR-3843581	Permis de recherche	100% Ownership	0.86	46128	47223
PR-3843582	Permis de recherche	100% Ownership	0.43	46128	47223
PR-3843583	Permis de recherche	100% Ownership	0.39	46128	47223

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT     21

280000
300000
320000
340000
360000
3480000
3460000
N
Tinejdad
Ksar Igli
N10
N12
Tanger
Rabat
Fès
Casablanca
Morocco
Er Rachidia
Essaouira
Marrakech
Tinghir
Ouarzazate
Agadir
Algeria
Settlement
Waterway
Road Network:
Main
Secondary
Minor / Tracks
Licences:
Boumadine ML
Exploitation Licence
Exploration Permit
Mining Permit
Exploration Permit 2024
0
5
10
15
20 km

OCTOBER 2026	32988	BOUMADINE MRE	Scale: 1:325,000
srk consulting		Boumadine Mining Licence	Coordinate System: WGS 1984 UTM Zone 30N Datum: WGS 1984

P:\32988 Boumadine MRE\Project\CAD\03Processed\Workspace\BoumadineMiningLicence_20261001.aprx

Figure 4‑2    Boumadine Mining Licence in relation to Aya surrounding Licences
4.3Moroccan Mining Legislation
Mining activities within the Kingdom of Morocco are governed principally by Law No. 33-13 relating to Mines, together with its implementing regulations, including Decree No. 2-15-807, and other applicable environmental, land access, health and safety, and administrative laws.
The Moroccan mining framework provides for exploration authorisations, research permits and mining licences, together with associated renewal and transfer procedures, environmental assessment and approval requirements, mine development and operating requirements, and closure and rehabilitation obligations, where applicable.
Under the Moroccan mining code, mining titles are distinct from surface land ownership. A research permit provides the holder with the exclusive right to undertake exploration/search activities within the defined permit area for the relevant mineral substances, subject to compliance with applicable legislation, permit conditions, and work commitments.
A mining licence may be granted following the discovery and delineation of a mineable deposit, subject to satisfaction of the applicable technical, legal, administrative, and environmental requirements as noted in the Moroccan Mining Legislation.
SRK understands, based on information provided by the Company, that the Company’s exploration and mining activities are undertaken in accordance with applicable Moroccan mining legislation. SRK has not independently provided a legal opinion on Moroccan mineral tenure or regulatory compliance.

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT     22

4.4Acquisition History
On 9 October 2012, Maya Gold & Silver Inc. (Maya) and the Office National des Hydrocarbures et des Mines (ONHYM) entered into a joint venture agreement for the acquisition, development, and exploitation of the Boumadine deposit. Under the terms of the agreement, Maya acquired an 85% interest in Mining Licence LE-383661 for total cash consideration of MAD 28 million (approximately USD 2.8 million at the time of the transaction). A new Moroccan company, Boumadine Global Mining SA (BGM), was subsequently established, with Maya and ONHYM holding 85% and 15% ownership interests, respectively.
On 31 July 2020, Maya changed its name to Aya.
The Boumadine Mining Licence was subsequently transferred by ONHYM to BGM. Under the terms of the joint venture agreement, ONHYM is entitled to a 3% royalty, while Aya is entitled to a 2.75% management fee based on BGM's sales revenue from the first year of commercial production.
Aya, through its Moroccan subsidiaries, has progressively consolidated its interest in the Boumadine Region by undertaking extensive exploration, and by acquiring surrounding Exploration Permits and Mining Licences.
Based upon documentation supplied by the Company, SRK understands that the Boumadine Project is subject to certain royalty interests and contractual agreements associated with historical ownership of the Property. The Company has represented that these agreements are well understood and have been appropriately considered within previous economic evaluations of the Project. SRK has not independently reviewed the contractual agreements relating to royalties or other commercial encumbrances and therefore expresses no opinion regarding their legal interpretation or enforceability.
From the information available, SRK is not aware of any royalty or encumbrance that would materially affect the reporting of the Mineral Resources presented herein.

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT     23

5.0ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOLOGY
5.1Accessibility
The Boumadine Project is located within Errachidia Province in the Draa-Tafilalet Region of southeastern Morocco, on the northwestern flank of the Ougnat Massif in the Anti-Atlas Mountains. The Project is readily accessible from the regional road network, being located via National Highway N10. The nearest town is Tinejdad, located approximately 16 km north of the Project, whilst the village of Bouyoud is situated approximately 4 km east of the Project. Access from Tinejdad to the Project is provided by a combination of paved and well-maintained gravel roads suitable for year-round access.
5.2Infrastructure
The Boumadine Project benefits from existing infrastructure developed during historical mining operations and more recent exploration activities. The Property is connected to the Moroccan national electricity grid, which currently supplies power to the exploration camp and associated facilities. Water for exploration activities is obtained from historical underground mine workings and groundwater wells located within the Property.
Existing exploration infrastructure includes administrative offices, drill core logging and storage facilities, the Afrilab sample preparation laboratory, drill contractor workshops, drill contractor accommodation camps and associated storage areas. These facilities support ongoing drilling, geological logging, sampling and other exploration-related studies.
Numerous historical mine access roads, tracks, shafts and underground workings occur across the Property, providing access to the principal historically identified mineralized zones and the historical underground mine (Figure 5‑1). The Project is located approximately 16 km from Tinejdad, which provides basic commercial services, accommodation and supplies, while the regional centre of Errachidia, approximately 70 km northeast of the Project, provides a broader range of commercial services, equipment suppliers, medical facilities and an international airport. Specialist equipment and supplies can be sourced from the larger commercial centres of Marrakech and Casablanca.
SRK considers that the existing infrastructure is adequate to support the current exploration activities being undertaken by Aya.

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT     24

Figure 5‑1    View looking across the Boumadine project area
5.3Climate
The Project lies within the eastern Anti-Atlas Mountains and experiences a hot desert (BWh) climate under the Köppen climate classification. The High Atlas Mountains form an effective climatic barrier to the north, limiting the influence of Mediterranean weather systems resulting in an arid, Saharan climate.
Summers are typically hot and dry, with maximum daytime temperatures commonly exceeding 40°C, particularly during July and August. Winters are generally mild, with daytime temperatures remaining moderate, although night-time temperatures can fall to near freezing during the coldest months. Average annual rainfall is low and is concentrated primarily during the winter months. Humidity is generally low throughout the year, while sunshine duration remains consistently high. Climatic records from the nearby town of Tinejdad indicate average summer maximum temperatures of approximately 38°C, winter average temperatures between 9°C and 15°C, and annual precipitation typically less than 110 mm.
Seasonal weather conditions are not considered to impose any significant constraints on exploration or future mining operations.
5.4Physiography
The Project is situated within the northwestern portion of the Ougnat Massif, where the landscape is characterised by rugged desert terrain comprising low hills, ridges and broad intervening valleys. Elevations across the Property range from approximately 980 m to 1,300 m above sea level, with local relief being typically controlled by the volcanic and volcano-sedimentary rocks that host the Boumadine mineralization.

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT     25

The landscape exhibits characteristics typical of the eastern Anti-Atlas, with extensive areas of exposed bedrock, thin soils and limited vegetation cover (Figure 5‑2 and Figure 5‑1). Drainage is predominantly ephemeral, with surface water generally restricted to seasonal watercourses following rainfall events.
Vegetation is sparse and consists primarily of drought-resistant desert species including Acacia raddiana and Tamarix amplexicaulis, together with scattered grasses adapted to arid conditions. More densely vegetated areas occur locally within oasis environments associated with permanent water sources, where date palm cultivation and small-scale agriculture are practised.
Figure 5‑2 shows a view looking across the historic Boumadine mine infrastructure, demonstrating the typical relief and vegetation of the area., whilst Figure 5‑1 also shows the access tracks used by Aya and its contractors and consultants to access the Project area.
Figure 5‑2    View looking over historical Boumadine mine
5.5Local Resources
The principal activity within the region is agricultural, focussed in river valleys and a number of oasis settlements, including Tinejdad. Date palm cultivation is the dominant agricultural activity, although smaller areas of mixed farming also occur where water resources are available.
The local population includes both permanent settlements and traditional Amazigh (Berber) nomadic communities, whose livelihoods are based principally on camel and goat husbandry. Seasonal movement of livestock through the Project area is common and represents a longstanding land use within the region.
The nearest major service centre is Errachidia, which provides commercial services, accommodation, medical facilities, equipment suppliers and an international airport. Additional services and accommodation are available in Tinejdad, whilst specialist equipment and supplies can be sourced from the larger commercial centres of Rabat, Casablanca and Marrakech. A local workforce suitable for exploration activities is available from the surrounding communities, with additional skilled personnel readily obtainable from elsewhere within Morocco.

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT     26

Overall, SRK considers that the availability of local infrastructure, services, utilities and labour is adequate to support the current exploration activities and potential future mining activities at Boumadine.

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT     27

6.0HISTORY
6.1Exploration and Mining History
The Boumadine Project has a long history of mineral exploration and small-scale mining (both artisanal and mechanised), with evidence of mineral extraction dating back several centuries. Historical and more modern surface workings are distributed along the principal mineralized structures and targeted both barite and polymetallic mineralization. The surface barite mining relates to modern mining activities, which are undertaken on a small scale for the collection of hand specimens and is ongoing within the Project area. Since the mid-twentieth century, the Project has been explored by several government organisations and private companies using geological mapping, geophysical surveys and drilling, progressively improving the geological understanding of the Project. The Boumadine deposit was also exploited using underground mining methods between 1986 and 1992 by BRPM.
6.2Antiquity to the sixteenth Century
Historical records indicate that Boumadine is located within one of the oldest known mining districts in Morocco. Mineralization is believed to have been exploited during antiquity, with more extensive mining activities undertaken during the fifteenth and sixteenth centuries, when Portuguese miners extracted high-grade oxidised (sulphide) mineralization exposed at surface. Numerous shallow pits, trenches and small underground workings remain visible throughout the Project area and extend to depths up to 20 m below surface. These historical workings occur along more than 4 km of the principal mineralized trend and provided the earliest indication of the continuity of the polymetallic vein system.
6.3BRPM Exploration (1956-1985)
Systematic exploration of the Project area commenced following the establishment of the Bureau de Recherches et de Participations Minières (BRPM), the former Moroccan Government mining agency responsible for national mineral exploration. Between 1956 and 1985, BRPM completed several phases of exploration designed to evaluate the economic potential of the known mineralized structures.
Early exploration activities included regional and detailed geological mapping, trenching, surface sampling and ground geophysical surveys, followed by diamond drilling to test the continuity of the mineralization at depth. These programs confirmed the presence of multiple steeply dipping polymetallic sulphide veins/domains containing Ag, Au, Pb, Zn and Cu mineralization.
During the 1970s and early 1980s, BRPM expanded exploration through additional drilling, underground development, mineralogical investigations and preliminary metallurgical testwork. Geological interpretations developed during this period established some of structural controls on mineralization and demonstrated the continuity of the principal mineralized zones along strike and down dip.
6.4Underground Development and Mining (1986–1992)
Following encouraging exploration results, underground development commenced in 1986 under the management of the Moroccan mining company SODIM. Mining was principally conducted as a pilot-scale operation to evaluate the continuity of the mineralized structures, metallurgical performance, and the economic potential of the deposit, rather than as a sustained commercial mining operation. Between July

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT     28

1986 and June 1988, SODIM treated approximately 23,700 t of mineralized material sourced from the -50 m level of the Central Zone, with reported average feed grades of 1.38% Pb and 6.0% Zn. Au and Ag recoveries were reported to be less than 30%, reflecting the limitations of the pilot flotation circuit employed at the time.
In June 1988, BRPM resumed control of the Project to undertake further industrial-scale metallurgical testwork. Between June 1988 and May 1989, BRPM processed a further 42,785 t of mineralized material from the -50 m level of the Central Zone, grading 1.57% Pb and 4.97% Zn, through the existing flotation plant. Although metallurgical performance improved, precious metal recoveries remained relatively low.
In 1989, BRPM transferred (loaned) operation of the Project to the "Société de Développement du Cuivre de l'Anti-Atlas" (SODECAT), which continued underground development and pilot-scale mining. Mining activities were concentrated principally on the -100 m level of the Central Zone and the -120 m level of the South Zone, with limited mining also undertaken in the North Zone. During this period, approximately 1,570 m of surface diamond drilling, 111 m of shaft sinking, 1,058 m of underground development and 187 m of raises were completed, together with the rehabilitation and extension of the existing underground infrastructure. In parallel with mining operations, underground drilling, channel sampling, metallurgical investigations and engineering studies were undertaken to further evaluate the deposit.
Mining operations ceased in 1992 after SODECAT concluded that the operation was only marginally profitable under the prevailing economic conditions. Despite the relatively limited scale of historical mining, the underground development and associated geological information have provided insights into the geometry, continuity and controls on the mineralized structures. At the effective date of this report, the majority of the historical underground workings are flooded and are currently utilized by the Company as a source of water for exploration activities.
6.5BRPM Exploration (1993–1998)
Following the cessation of mining, BRPM resumed exploration activities to reassess the remaining mineral potential of the Property. Work completed during this period included additional diamond drilling, geophysical surveys and a reassessment of the geological interpretation. These programs culminated in a MRE in 1998 (not compliant with modern CRIRSCO reporting codes), which represented the most comprehensive assessment of the deposit completed prior to the involvement of Maya.
Further details of the historical MREs are presented in Section 6.8.
6.6Maya Gold & Silver / Aya Gold & Silver (2013–Present)
On 9 October 2012, Maya entered into a joint venture agreement with the Office National des Hydrocarbures et des Mines (ONHYM) for the acquisition, development and exploitation of the Boumadine deposit. Exploration activities recommenced in 2013 following the establishment of Boumadine Global Mining SA, the operating company responsible for the Project.
Initial work programs focused on validating historical exploration results through geological mapping, surface prospecting and systematic grab sampling of the historical mineralized structures. These early investigations confirmed the presence of extensive polymetallic mineralization and identified numerous exploration targets beyond the historical mine areas.
Diamond drilling (DD) recommenced in 2017 with a program designed to confirm the historical geological interpretation and Mineral Resource. Between 2017 and 2020, the Company completed approximately 12,700 m of diamond drilling targeting the South, Central, North (includes the Tizi and Imarirren) Zones. Additional exploration work was also undertaken, including drone topographic surveys, sampling of historical tailings,

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT     29

geological mapping and continued metallurgical investigations. Collectively, these programs formed the basis of the first CRIRSCO-compliant MRE completed for the Project and reported in accordance with CIM Code guidelines.
On 31 July 2020, Maya changed its name to Aya and exploration activities were significantly expanded. Exploration completed between 2022 and the effective date of this MRE included DD, reverse circulation (RC) drilling, airborne electromagnetic, magnetic and radiometric surveys, satellite-based hyperspectral surveys, geological mapping, trenching, systematic surface sampling alongside a structural study. These programs substantially improved the geological understanding of the deposit, extended known mineralization along strike and down dip depth, and identified several new exploration targets throughout the Project area.
The progressive increase in drilling density and geological understanding has supported successive MRE updates and is a principal reason for the changes reflected in the updated 2026 MRE presented in this report.
During this time, hydrogeological, geotechnical, mineral processing, environmental, social, and mining studies have all been initiated by Aya to support the previous and forthcoming Preliminary Economic Assessments (PEAs).
6.7Historical Production
Historical underground mining undertaken between 1986 and 1992 produced approximately 261,485 t of mineralized material from four underground mining levels. According to BRPM (1998), production comprised 22,355 t from the Central Zone (-50 m level) between 1986 and 1987, 48,130 t from the Central Zone (-50 m level) between 1988 and 1989, 132,000 t from the Central Zone (-50 m and -100 m levels) between 1989 and 1992, and 59,000 t from the South Zone (-70 m and -120 m levels) between 1989 and 1992, at reported average grades of 3.69 g/t Au, 328 g/t Ag and 0.94% Pb.
6.8Previous Mineral Resource Estimates
Four previous MRE’s have been completed for the Boumadine Project. These comprise the historical MRE completed by the BRPM in 1998 (Table 6‑1), this estimate was not compliant with modern CRIRSCO reporting codes. The three other MRE’s were NI43-101 compliant estimates.
The NI43-101 compliant MRE’s were completed by GoldMinds Geoservices Inc in May 2019 (Table 6‑2), P&E Mining Consultants Inc. in May 2024 (Table 6‑3) and by Aya in March 2025 (Table 6‑4). The Aya estimate, the 2025 MRE, and model was used as the basis of a Preliminary Economic Assessment (PEA) dated December 2025.
All previous MRE and Mineral Resource Statements have been superseded by the SRK grade estimation, the 2026 MRE, presented in this Technical Report.
Table 6‑1    BRPM 1998 Boumadine MRE (not compliant with modern CRIRSCO reporting codes)

Category	Tonnes	Au (g/t)	Ag (g/t)	Zn (%)	Pb (%)
Certain	280,775	3.17	171	3.6	0.7
Very Probable	267,670	2.27	155	3.27	1.02
Probable	231,230	1.06	175	3.03	0.86
Possible	450,000	1.52	95	3.51	1.05

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Table 6‑2    GoldMinds Geoservices Inc 2019 Boumadine MRE (effective date 15 February 2019)

Classification	Tonnes	Au (g/t)	Ag (g/t)	Zn (%)	Pb (%)	Ge (g/t)	USDEq	Au eq (g/t)	Au eq (oz)
Total Measured	337 000	3.89	142.12	0.54	0.13	0	251.65	6.02	65,000
Total Indicated	2,195,000	1.57	127.88	3.06	1.2	3.9	250.45	6	423,000
Total Meas & Ind	2,532,000	1.88	129.77	2.73	1.06	3.38	250.61	6	489,000
Total Inferred	6,451,000	1.56	89.55	2.73	1.16	5.08	222.96	5.31	1,102,000

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Table 6‑3    P&E Mining Consultants Inc. 2024 Boumadine MRE (effective date 23 February 2024)

Class	Cut-off NSR US$/t	Tonnes (kt)	Average Grade							Contained Metal
			Ag (g/t)	Au (g/t)	Cu %	Pb %	Zn %	AgEq (g/t)	AuEq (g/t)	Ag (koz)	Au (koz)	Cu (kt)	Pb (kt)	Zn (kt)	AgEq (koz)	AuEq (koz)
Pit-Constrained
Indicated	95	995	145	2.71	0.17	1.58	5.92	634	7.4	4,647	87	2	16	59	20,299	237
Inferred	95	8,474	103	2.97	0.1	0.79	2.54	475	5.54	28,087	808	8	67	215	129,478	1,510
Out-of-Pit
Indicated	125	1,046	82	2.33	0.11	0.58	2.79	402	4.69	2,751	78	1	6	29	13,533	158
Inferred	125	15,096	76	2.42	0.07	0.87	2.19	389	4.53	36,653	1,175	11	131	330	188,663	2,198
Total
Indicated	95/125	2,042	113	2.51	0.14	1.07	4.32	515	6.01	7,398	165	3	22	88	33,832	395
Inferred	95/125	23,569	85	2.62	0.08	0.84	2.32	420	4.89	64,740	1,983	19	198	546	318,141	3,708
Table 6‑4    Aya Gold & Silver Inc. 2025 Boumadine MRE (effective date 24 February 2025)

Class	Cut-off NSR US$/t	Tonnes (kt)		Average Grade						Contained Metal
			Ag (g/t)	Au (g/t)	Cu %	Pb %	Zn %	AgEq (g/t)	AuEq (g/t)	Ag (koz)	Au (koz)	Cu (kt)	Pb (kt)	Zn (kt)	AgEq (koz)	AuEq (koz)
Pit-Constrained
Indicated	95	3,920	94.3	2.99	0.13	0.84	2.95	476.5	5.3	11,881	343	5.1	33	116	60,051	667
Inferred	95	14,258	89.7	2.89	0.1	0.81	2.38	450	5	41,135	1102	14.3	115	339	206,293	2,293
Out-of-Pit
Indicated	125	1,249	80.1	2.11	0.08	0.87	2.32	358.2	3.98	3,216	106	1	11	29	14,382	160
Inferred	125	14,938	74.3	2.39	0.07	0.82	1.85	356.9	3.97	35,669	1,294	10.5	122	276	171,393	1,905
Total
Indicated	95/125	5,169	90.8	2.78	0.12	0.85	2.8	447.9	4.981	15,097	449	6.1	44	145	74,433	827
Inferred	95/125	29,196	81.8	2.63	0.08	0.82	2.11	402.4	4.473	76,804	2,396	24.8	237	615	377,686	4,198

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7.0GEOLOGICAL SETTING AND MINERALIZATION
7.1Regional Geology
Boumadine is located within the eastern Anti-Atlas Mountains of southeastern Morocco, on the northwestern margin of the Ougnat Massif (also referred to as the Ougnat Boutonnière). The Anti-Atlas forms a major east-northeast-trending mountain belt extending for more than 600 km across southern Morocco and comprises a series of Neoproterozoic inliers (boutonnières) surrounded by younger Palaeozoic sedimentary rocks. The region has exposed rocks associated with the Pan-African Orogeny (approximately 900–550 Ma), which record multiple phases of volcanism, sedimentation, deformation and granitoid intrusion.
Within the Ougnat Massif, a Neoproterozoic metasedimentary basement is unconformably overlain by volcano-sedimentary rocks of the Ouarzazate Supergroup. These rocks comprise felsic to intermediate volcanic and volcaniclastic units together with subordinate mafic volcanic rocks and sedimentary horizons. The Ougnat Massif was subjected to Neoproterozoic shearing, which generated regional-scale faults, which trend northeast – southwest (030/210°). Subsequent Hercynian deformation resulted in the reactivation of these earlier Pan-African structures, producing a complex structural framework that exerted a fundamental control on the emplacement of hydrothermal mineralization throughout the Anti-Atlas.
Recent regional geological studies by Gaboury (2022, 2023) further suggest that the Ougnat Massif may represent part of a large Neoproterozoic volcanic graben or caldera complex, within which the Boumadine deposit is situated (Figure 7‑1). This interpretation is based on the distribution of volcanic and volcano-sedimentary rocks, felsic volcanic centres and regional structural architecture, and provides a possible tectono-magmatic framework for the development of the extensive hydrothermal system associated with the Boumadine deposit.
The volcanic and volcano-sedimentary rocks have been grouped into three formations:
•Tamerzaga-Timrachine Formation ("TTF"): Consists of a volcano-sedimentary sequence comprising felsic crystal tuffs, rhyodacitic ignimbrites, volcaniclastic rocks and subordinate mafic tuffs.
•Isilf-Ouinou-Oufroukh Formation ("IOF"): Consists of volcano-sedimentary rocks, including tuffs and breccias, andesitic flows, and fine- to coarse-grained sedimentary rocks.
•Aoujane-Aissa-Akchouf Formation ("AAA"): Consists of ignimbrites, dacite domes and flows, and andesitic flows.
Boumadine is hosted within the TTF, which comprises felsic volcanic and volcaniclastic rocks overlying mafic volcanic units. Subsequent geological evolution included emplacement of felsic subvolcanic intrusions together with later mafic dykes, which locally offset or truncate the mineralized system. The volcanic succession has undergone extensive hydrothermal alteration associated with polymetallic Au-Ag-Zn-Pb mineralization.
Similar Neoproterozoic volcanic-hosted precious and base metal deposits occur elsewhere throughout the Anti-Atlas Province, reflecting the regional-scale metallogenic significance of the Pan-African tectonic and magmatic events.
Figure 7-1 is a regional geology of the Anti-Atlas and the Ougnat Massif.

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A
Africa
Morocco
South Atlas Fault
Bou Madine (Zn, Pb, Cu, Au, Ag)
Imiter (Ag)
North
Atlantic Ocean
Agadir
Siroua
Ouarzazate
Saghro
Ougnat
Bou Azzer
Central Anti-Atlas Fault
Igherm
Ifni
Kerdous
Tagrara n'Akka
Bas Draa
0
200 km
Location of main Au-Ag deposits
1 Iourim-Akka (Au)
2 Bou Azzer (Co, Ni, Ag, Au)
3 Tafrent (Au)
4 Zgounder (Ag)
5 Sidi Flah (Au)
6 Tagmout (Cu, Ag)
7 Tiouit (Au)
8 Tamlelt-Menhouhou (Au)
Legend
Ordovician and younger
Lower Cambrian
Late Neoproterozoic
Paleoproterozoic and Middle Neoproterozoic
B
N
Vers Mellab
Legend
Quaternary
Paleozoic
Basic rocks
Aoujane Aissa Formation
Formation of transition
Tamerzaga Formation
Basement (upper Neoproterozoic)
Granite of Mellab
Rhyolites
Sill basic Bou Isseghi
Dykes
Dirt road
Faults
0
2 Km
NS
NNW
Mine
Boumâadine

Figure 7‑1    Regional geology of the Anti-Atlas and the Ougnat Massif. (A) Geological map showing the distribution of the Neoproterozoic inliers (boutonnières) within the Anti-Atlas (after Bouabdellah and Levresse, 2016). (B) Simplified geological map of the regional geological setting (after Duplessis et al., 2019). The red dashed oval outlines the interpreted graben or caldera. Figure reproduced from Gaboury (2022).

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7.2Property Geology
As noted above, the mineralization is hosted by Neoproterozoic volcanic and volcano-sedimentary rocks of the TTF, comprising both mafic and felsic units. The host succession comprises felsic volcanic and volcaniclastic rocks that unconformably overlie mafic volcanic rocks. The felsic succession consists principally of crystal-rich felsic tuffs and volcaniclastic units containing quartz-eye fragments and plagioclase phenocrysts, whereas the underlying mafic succession comprises crystal-rich mafic tuffs containing abundant plagioclase and subordinate amphibole phenocrysts. Locally, the mafic volcanic rocks contain sedimentary clasts, supporting their interpretation as volcaniclastic deposits emplaced in a subaqueous volcanic environment.
The distinction between the felsic and mafic tuffs is an important component of the geological interpretation and appears to influence the distribution and intensity of mineralization; however, this distinction is locally difficult to recognize or is absent from the historical drillhole logging. The principal mineralized corridors are interpreted to be predominantly structurally controlled and extend across the different volcanic and intrusive lithologies.
The geology varies between the principal mineralized zones, as shown in Figure 7‑2. The South and Central zones comprise a combination of felsic volcanic and volcaniclastic rocks, felsic subvolcanic intrusions and mafic tuffs, with mineralization hosted within both the felsic and mafic successions. In contrast, mineralization in the northern area, particularly at Tizi and Imarirren, is more strongly associated with the mafic volcanic succession.
The felsic volcanic and volcaniclastic succession comprises a complex assemblage of felsic volcanic rocks, hydrothermal breccias and felsic subvolcanic intrusions that have been affected by multiple stages of faulting, hydrothermal alteration and sulphide mineralization. Mineralization occurs within predominantly structurally controlled corridors. The Imarirren and Tizi zones, grouped within the North Zone, are located west of the principal Boumadine trend associated with the Central and South zones. Rhyolitic intrusions and volcanic breccias occur locally across the Project. Geological studies undertaken by Gaboury indicate that the stratigraphy and intrusive relationships across the Property are more complex than previously recognized, with repetition of the volcanic sequence interpreted to result locally from synvolcanic faulting.
Drilling completed by Aya has demonstrated that the volcanic stratigraphy includes numerous felsic subvolcanic intrusions occurring as dykes, sills and dome-like bodies. These intrusions display massive, flow-banded, autobrecciated and volcaniclastic textures, indicating emplacement within a shallow volcanic environment. The felsic intrusions are spatially associated with the principal mineralized corridors and are interpreted to have locally provided favourable permeability for hydrothermal fluid flow. Later mafic dykes, including locally porphyritic varieties, cross-cut the volcanic stratigraphy and mineralized structures and are interpreted to post-date the principal mineralizing event. These dykes are commonly north-south oriented, although their orientation varies locally, and they are more abundant in the northern area of the deposit.
The mafic dykes are compositionally similar to the mafic tuffs, contain abundant plagioclase phenocrysts, and occur both as sills within the felsic tuffs and as dykes cutting felsic intrusive rocks. Gaboury (2022, 2023) interpreted these relationships to suggest that at least part of the mafic magmatism was broadly synchronous with the felsic magmatism, reflecting the evolution of a bimodal volcanic system.
Hydrothermal alteration is widespread throughout the Property and is closely associated with the mineralized structures. The felsic volcanic sequence is characterised by pervasive phyllic alteration comprising quartz-sericite-pyrite assemblages that form broad alteration halos surrounding the mineralized zones. Localized zones of kaolinite, pyrophyllite and silicification occur adjacent to mineralization and are interpreted to reflect the circulation of relatively acidic hydrothermal fluids. The underlying mafic volcanic rocks exhibit predominantly

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propylitic alteration characterised by chlorite and epidote, with increasing chloritization and pyrite developed proximal to mineralized structures. Black chlorite alteration has also been recognized immediately adjacent to some massive sulphide zones and is interpreted to represent a proximal hydrothermal alteration assemblage.
Extensive near-surface weathering has produced an iron-rich oxidised profile ("chapeau de fer") developed above the sulphide mineralization. The depth of oxidation is variable but typically ranges from 10 m to 50 m below surface, although local variations occur depending on topography and structural setting. The oxidised zone is dominated by goethite and jarosite with subordinate hematite and reflects prolonged supergene oxidation of the sulphide-bearing vein systems.

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4°56' W
4°55' W
North
Imariren Zone
North Zone
Tizi Zone
Central Zone
South Zone
31°25' N
31°24' N
Quaternary
Alluvion, scree
Late Neoproterozoic
Aoujane-Aissa-Akchouf Formation
Rhyolite
Tamerzaga-Timrachine Formation
Diorite dike
Rhyolite dike (chonolith)
Basalt-andesite dike
Andesite-dacite flow-sill
Altered rhyodacite-Rhyolite ignimbrite
Mylonite (?)
Pb, Zn, Cu, Au, Ag mineralized vein
Ancient shaft
Fault
0
500m

Figure 7‑2    Simplified geological map of the Boumadine Project showing the principal lithological units, intrusive rocks, major structures and the distribution of the North (Imarirren and Tizi), Central, South, mineralized zones (modified after Bouabdellah and Levresse, 2016; reproduced by Gaboury, 2022).

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7.3Structural Geology
The structural framework of the Boumadine Project has been described by several previous studies, including BRPM (1998), GoldMinds Geoservices (2019) and P&E Mining Consultants (2024). Earlier interpretations considered the deposit to comprise a series of steeply dipping, structurally controlled polymetallic veins developed within regional Pan-African structures that were subsequently affected by later deformation. Regional-scale faults, together with associated subsidiary fractures and structures, were interpreted to have acted as conduits for hydrothermal fluid flow and mineral deposition.
The principal mineralized structures generally strike northwest-southeast to north-northwest-south-southeast (340°–350°/160°–170) and dip steeply towards either the northeast or southwest. The principal mineralized structures are cross-cut and locally offset by later northeast-striking (020-200°) steeply dipping faults. The northeast striking faults with the larger offset have been used to divide the deposit into its three distinct areas (South, Central and North). Mafic and felsic dykes also cross-cut the volcanic succession and occur in several orientations; earlier andesite dykes are reported to strike approximately 160-340, whereas later dyke swarms commonly strike approximately north-south (0-180) to north-northeast (030-210°). Late mafic dykes are particularly abundant within the Tizi and Imarirren areas. These interpretations formed the basis of the geological models supporting the 2019 and 2024 MREs.
In addition to this, geological investigations undertaken by Aya, including detailed drill core logging and geological studies completed by Gaboury (2022, 2023), refined the structural interpretation of the deposit (Figure 7‑3). These studies indicate that the principal mineralized corridors are spatially associated with steeply dipping synvolcanic extensional fault systems that accommodated vertical displacement during deposition of the volcanic succession. Repetition of the felsic and mafic volcanic stratigraphy across several of the principal mineralized corridors provides support for this interpretation. Gaboury interpreted these structures as long-lived synvolcanic faults that focused hydrothermal fluid flow and controlled the emplacement of polymetallic sulphide mineralization.
Interpretation of Worldview-3 alteration imagery (Figure 7‑4), geological mapping and drilling indicates that the principal mineralized structures are spatially associated with major structural corridors and felsic subvolcanic intrusions. Gaboury (2022, 2023) proposed that mineralization developed preferentially within structurally favourable zones associated with synvolcanic faulting, including dilational zones and fault intersections. Hydrothermal breccias, massive to semi-massive sulphides, pyrite stockworks and felsic subvolcanic intrusions are spatially associated with these structures, with repeated fault activity providing pathways for hydrothermal fluid circulation and mineral deposition. Felsic subvolcanic intrusions are also interpreted to have locally provided favourable permeability and, in some areas, an additional magmatic fluid contribution to the hydrothermal system.
Gaboury also identified cross-cutting fault sets that locally intersect the principal northwest- to north-northwest-trending mineralized corridors. In particular, Gaboury (2023) identified approximately 020-200°-trending structures and interpreted intersections between these structures and the principal mineralized trend as possible controls on local thickening and metal enrichment.
The current geological interpretation adopted for the 2026 MRE incorporates these updated structural concepts while maintaining continuity with the previous geological framework.

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N
σ1
Stockwork Py (damage zone)
Subparallel SM veins // CA developed along fractures in the σ1 axis
SM developed by vein linkage during continued strike-slip movement
BX3: normal fault with silicification, mineralization and SM from asymmetric impregnation
BX3: normal fault with silicification and mineralization without associated SM
BX3: normal fault with silicification, mineralization and SM from symmetric impregnation
Relay zone in dilation with normal faults (BX3) and mineralization under hydrostatic pressure
σ1
Main dextral strike-slip fault zone with oblique microfracturing (along the σ1 axis) and mineralization under suprahydrostatic pressure
Subvolcanic felsite
SM
SM impregnation
Stockwerk Py
BX3 - Normal fault
Fracturing along the σ1 axis

Figure 7‑3    Conceptual structural model proposed by Gaboury (2022) illustrating the interpreted relationship between synvolcanic normal faulting, dextral strike-slip faulting, felsic subvolcanic intrusions, pyrite stockwork and the development of semi-massive sulphide mineralization at the Boumadine deposit (after Gaboury, 2022).

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Figure 7‑4    WorldView-3 alteration map and structural interpretation presented by Gaboury, 2022.

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7.4Mineralization
The polymetallic sulphide mineralization at the Boumadine deposit generally comprises 1 to 5 m wide, massive to semi-massive sulphide veins and lenses, although locally thicker zones exceeding 10 m are observed. The principal mineralized structures typically strike northwest-southeast (approximately 135°–315°) or, north-south (approximately 000°–180°), and generally dip steeply (>70°), predominantly towards the northeast. These structures typically host the highest-grade mineralization within the Project. The massive sulphide (>70% logged visible sulphide) and semi-massive sulphide (>30% and <70% logged visible sulphide) mineralization is composed predominantly of pyrite, with lesser amounts of arsenopyrite, sphalerite, galena and traces of chalcopyrite. Previous publications have also noted minor amounts of cassiterite, silver-rich sulphosalts, stannite, enargite, bismuthinite, native copper and bismuth.
The massive to semi-massive sulphide mineralization is generally surrounded by a 1 to 10 m thick, and locally up to 20 m thick, halo containing approximately 10 to 30% disseminated sulphides, predominantly pyrite, although the sulphide content within the halo can be considerably lower.
Quartz-carbonate-galena-sphalerite veins are also observed across the Project area and can be laterally continuous at surface. These veins have locally been exploited for barite, principally for the collection of hand specimens.
Gaboury (2022, 2023) suggested that the mineralization can be broadly characterised by four recurring styles that record the evolution of the Boumadine hydrothermal system: (i) massive to semi-massive sulphide veins developed within quartz-carbonate veins and fault zones; (ii) sulphide-rich hydrothermal breccias formed within zones of brittle deformation; (iii) replacement (impregnation) sulphide mineralization developed within porous felsic volcanic and volcaniclastic rocks; and (iv) pyrite-dominated stockwork veinlets and disseminated sulphides developed within alteration halos surrounding the principal mineralized structures. These styles commonly occur together within the principal mineralized corridors and reflect multiple episodes of fault movement, hydrothermal fluid flow, brecciation and sulphide deposition. Gaboury (2022) developed a conceptual model illustrating how these mineralization styles may occur in different configurations depending on the interpreted fluid pressure and structural setting (Figure 7‑6). Under suprahydrostatic pressure conditions, semi-massive sulphide veins may be surrounded by pyrite stockworks forming a damage zone or by pyrite veinlets developed approximately parallel to the principal sulphide vein. Under hydrostatic pressure conditions, mineralization may occur within synvolcanic fault-related hydrothermal breccias (BX3), characterised by silicification, disseminated pyrite, rounded pyrite fragments and angular lithic fragments. Semi-massive sulphide mineralization may be absent from these breccias or may occur as impregnation developed asymmetrically along one wall or symmetrically along both walls of the mineralized breccia zone. The orientation of the smaller pyrite veinlets can be highly variable.
Representative mineralization textures are shown in Figure 7‑6. Gaboury also noted that the orientation of the smaller pyrite veinlets can be highly variable.
Geochemical relationships identified during previous studies indicate a strong positive correlation between Au, Ag and Cu, together with a weaker positive correlation between Zn, Pb and molybdenum (Mo). More recent mineralogical investigations undertaken by Aya indicate that approximately 95% of the Au is associated with pyrite and arsenopyrite and occurs in microscopic to submicroscopic form. Gaboury (2023) further recognized that local enrichment in Au, Ag, Zn and Pb is associated with thermal refinement of massive sulphides, while elevated Au grades within pyrite stockworks are closely associated with arsenopyrite development.
Petrographic observations from mineralized samples at Boumadine indicate that sphalerite locally replaces earlier pyrite and is subsequently followed by galena, reflecting multiple stages of hydrothermal mineral

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deposition. U-Pb single-zircon dating of a “chonolithic” rhyolite intrusion that cross-cuts the mineralized veins yielded an age of 553 ± 16 Ma (Levresse, 2001), which has been interpreted to provide a late Neoproterozoic maximum age for the mineralization.
Figure 7‑5    Examples of sulphide mineralization textures from the Boumadine Project. A) Brecciated and slightly oxidized pyrite-rich mineralization with quartz veinlets from the Central Zone muck pile. B) Pyrite-sphalerite mineralized material, sample BOU2012-02, collected from the muck pile near Shaft A of the Central Zone. C) Galena-rich mineralization with pyrite, pyrrhotite, chalcopyrite, sphalerite and later quartz veining from the Central Zone muck pile. D) Reflected-light microphotograph showing pyrite with sphalerite and galena Modified after Boily (2014)

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Mineralisation under suprahydrostatic pressure
Mineralisation under hydrostatic pressure
A
SM vein
SM vein within an envelope of Py stockworks (damage zone)
B
SM vein
SM vein within an envelope of Py veinlets // to the SM vein
C
BX3: silicification, disseminated Py mineralisation, rounded Py fragments, angular fragments
Mineralised BX3 synvolcanic fault without SM
D
SM
diss
Mineralised BX3 synvolcanic fault with asymmetric SM (on one wall)
E
diss
SM
SM
diss
Mineralised BX3 synvolcanic fault with symmetric SM (on both walls)
SM (vein)
SM impregnation
Py stockwork
Py veinlets //
Rounded Py fragments
Angular fragments

Figure 7‑6    Conceptual model illustrating five configurations of sulphide mineralization at Boumadine under interpreted suprahydrostatic and hydrostatic pressure conditions, including semi-massive sulphide (SM) veins, pyrite (Py) stockworks and veinlets, and synvolcanic fault-related hydrothermal breccias (BX3) with variable development of semi-massive sulphide mineralization (after Gaboury, 2022)

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8.0DEPOSIT TYPES
Earlier studies (prior to Gaboury involvement) interpreted mineralization to be largely confined to altered felsic volcanicand volcaniclastic rocks, as mineralized outcrops are exposed almost exclusively within felsic tuffs. More recent drilling completed by Aya has demonstrated that significant mineralization also extends into the underlying mafic volcanic sequence, in some cases the mineralized structures appear to be locally more continuous, thicker and of higher grade. This observation has led Gaboury (2022, 2023) to propose that the mafic volcanic succession represents an important host to the mineralizing system and may reflect a deeper, more confined part of the hydrothermal system.
Gaboury (2022, 2023) further proposed that Boumadine formed within a shallow submarine volcanic environment developed in an extensional basin or graben setting, rather than in a purely subaerial epithermal environment. Under this interpretation, circulation of low-temperature saline convective fluids produced widespread propylitic alteration, while episodic input of acidic magmatic fluids associated with subvolcanic felsic intrusions generated local quartz-sericite-pyrite and advanced argillic alteration together with Au-Ag mineralization. Mixing of these fluid types is interpreted to have produced the observed polymetallic sulphide assemblage dominated by pyrite, and lesser amounts of sphalerite and galena, with subordinate chalcopyrite and arsenopyrite, thereby explaining the transitional characteristics between epithermal and VMS-style mineralization.
This interpretation also provides a geological explanation for the laterally extensive phyllic alteration within the felsic volcanic sequence, the continuity of the mineralized structures into the mafic volcanic succession, and the coexistence of vein-hosted, replacement and massive sulphide mineralization within the same hydrothermal system. Nevertheless, the precise genetic classification of the Boumadine deposit remains the subject of ongoing investigation. The 2026 MRE is based on the observed geological, structural and mineralization characteristics of the deposit and does not depend on any particular genetic interpretation.

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9.0EXPLORATION
This section summarises exploration work completed by Maya and Aya at the Boumadine Project. Historical exploration completed prior to Maya’s acquisition of the Project is summarised in Section 6 above.
Since acquiring the Project in 2012, Maya and Aya have undertaken systematic exploration comprising geological mapping, specialist geological studies, geochemical sampling, airborne geophysical surveys, hyperspectral surveys, grab sampling, trenching, tailings sampling and extensive drilling programs. Exploration has progressively expanded from confirmation of the historical Boumadine deposit to regional exploration across the wider property, together with infill drilling undertaken to support the 2026 MRE.
As of 16 April 2026, the exploration database comprised 1,859 exploration records, including surface diamond drilling (DD), reverse circulation (RC) drilling, RC pre-collars with DD tails (MP), historical underground channel samples, underground production drillholes, and dedicated tailings drilling and sampling records. The database contains approximately 425,919 m of drilling and sampling completed by BRPM, Maya and Aya, together with historical underground exploration data (Table 9‑1), as well as drilling conducted in neighbouring Aya licences (Figure 9‑1). It should be noted that the latest assays associated with the database were issued from Afrilabs on the 28 February 2026.
The tailings deposit, and the shallow holes drilled to investigate it, associated with the historical underground mine has not been considered as part of this study.
Table 9‑1    Summary of Aya Database provided by Aya to SRK

Company	Year(s)	Type (Code)	Exploration Record Type	Number of Records	Total Metres (m)
BRPM	1963–1985	DD	Surface diamond drillholes	118	15,590.81
BRPM (SODIM & SODECAT?)	1964–1966	PA	Underground percussion (production) drillholes	18	391.03
BRPM (SODIM & SODECAT?)	1964–1992	CS	Underground face channel samples	172	680.3
BRPM (SODIM & SODECAT?)	1,964	UG-Channel	Underground wall channel samples	4	789
BRPM	Historical*	SS	Surface grab/channel sampling	207	351.26
BRPM Subtotal				519	17,802.40
Maya	2017–2020	DD	Surface diamond drillholes	87	12,158.71
Maya	2,018	TA	Diamond drillholes completed on historical tailings	49	187.28
Maya Subtotal				136	12,345.99
Aya	2022–2026	DD	Surface diamond drillholes	1,032	349,968.29
Aya	2025	DD†	Surface diamond drillholes completed on historical tailings facilities	160	673.5
Aya	2023–2025	RC	Reverse circulation drillholes	91	18,488.90
Aya	2024–2025	MP (RC/DD)	Reverse circulation pre-collar with diamond tail	81	27,313.20
Aya Subtotal				1,204	395,770.39
Grand Total	1963–2026			1,859	425,918.78

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N
YEARS
2018
2019
2020
2022
2023
2024
2025
2026
Plunge +27
Azimuth 000
Looking North
0
500
1000
1500
2000

Figure 9‑1    Inclined image showing the exploration database provided by Aya plotted in relation to the Boumadine Mining Licence (black), collars coloured by Year with traces coloured grey
9.1Geochemical Sampling/Grab Samples
Surface geochemical sampling has comprised grab sampling, rock-chip sampling, which was completed during geological mapping and prospecting programs, the exploration database contains 207 historical surface grab/channel sampling records demoted as SS in Aya’s database. Sampling was undertaken to characterise exposed mineralization, evaluate new exploration targets and support geological interpretation. Historical tailings have also been systematically sampled to evaluate their precious- and base-metal content, though the associated assay data does not appear to be contained within the Aya database but is noted in the P&E 2024 MRE report.
These samples were used for exploration purposes only and were not used directly in the 2026 MRE.
9.2Historical Underground Sampling
Historical underground mining completed by BRPM generated a valuable geological dataset comprising 172 underground face channel samples, denoted as “CS” in Aya’s database; four underground wall channel samples, denoted as “UG-Channel”; and 18 underground percussion (production) drillholes, denoted as “PA”.
9.3Bulk Sample
No specific bulk samples have been taken by Aya or Maya at the Project to date, historically the underground mining was used to obtain samples for a pilot-scale operation to evaluate the continuity of the mineralized structures, metallurgical performance, and the economic potential of the deposit, rather than as a sustained commercial mining operation, see Section 6.4 for further details on this.

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9.4Hyperspectral Surveys
At the end of 2021, Compagnie Générale de Géophysique – Veritas (CGG) completed a satellite-based geological and hyperspectral mineral mapping study over the Boumadine Property on behalf of Aya (Figure 9‑2). The objective of the study was to identify areas exhibiting hydrothermal alteration and favourable structural features associated with the Boumadine mineralizing system, and to place these within a geological framework to support exploration targeting. The program generated geologically meaningful target areas that were subsequently verified during geological mapping campaigns completed in 2022 and 2023.
The study was completed in two stages. The first comprised a regional interpretation at a scale of approximately 1:25,000, aimed at defining the principal structural controls and regional alteration patterns across the property. The second consisted of detailed mapping at a scale of approximately 1:5,000 focused on the Boumadine Mining Licence, providing higher-resolution structural and alteration information over the known mineralized corridor(s).
Multiple satellite datasets were integrated during the interpretation. Sentinel-2 imagery was used as the primary geological base, with Copernicus digital elevation data incorporated to enhance lithological and structural interpretation. ASTER multispectral imagery was utilized to identify clay-, iron- and carbonate-rich alteration assemblages associated with hydrothermal systems and intrusive activity. For detailed mapping, high-resolution WorldView-3 imagery was employed for both structural interpretation and spectral mineral mapping.
The interpreted alteration mineral maps showed a strong spatial correlation with the principal mapped structures and known mineralized zones/corridors. Significant argillic alteration was identified along the northwest-trending fault in the northeastern part of the Boumadine Mining Licence, together with additional argillic alteration developed along a northeast-trending fault immediately west of the principal mineralized corridor. The hyperspectral mineral products also exhibited a close correspondence with the underlying geology, particularly within the North Zone where altered rhyodacite-rhyolite ignimbrite units were clearly delineated. These results provided additional confidence in the structural interpretation and were subsequently integrated with geological mapping, airborne geophysical data and drilling to prioritize follow-up exploration targets.

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Figure 9‑2    Map of the 2022 Hyperspectral Survey Completed on Boumadine, (source Aya 2025)

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9.5Geophysical Surveys
Historical geophysical surveys completed by BRPM included self-potential (SP), induced polarization (IP), magnetic, gravimetric and controlled source audio-frequency magnetotelluric (CSAMT) surveys, which assisted in delineating the principal mineralized structures and guiding historical drilling programs.
Aya significantly expanded the geophysical coverage of the Boumadine Property. In March 2022, Geotech Ltd. completed a helicopter-borne airborne geophysical survey covering approximately 366 line-km (33 km²) over the Boumadine Mining Licence. Traverse lines were flown east-west at 100 m spacing, with 1,000 m-spaced tie lines. The survey incorporated a Versatile Time Domain Electromagnetic (VTEM) survey (Figure 9‑3), a caesium vapour magnetometer, and an RSI ARGS RSX-5 radiometric spectrometer. The objective of the program was to acquire high-resolution magnetic, electromagnetic and radiometric datasets capable of mapping the known mineralized corridor and identifying potential extensions beneath shallow cover.
The 2022 survey successfully identified a prominent north-south elongate conductive (low-resistivity) anomaly measuring approximately 6 km by 1.5 km, which coincides closely with the historical Boumadine mine workings and the principal mineralized corridor. The conductive anomaly also spatially corresponds with the northern portion of a magnetic low, accurately delineating the known mineralization and supporting the continuation of the prospective structural corridor to both the north and south of the deposit extents known at the time. These datasets were subsequently integrated with geological mapping, hyperspectral interpretation and drilling to refine the geological model and prioritize exploration targets.
Following the success of the 2022 program, Aya commissioned Expert Geophysics Limited (EGL) to complete a second helicopter-borne MobileMT electromagnetic and magnetic survey between February and July 2024. The survey covered the Boumadine (contains the deposit itself), Boumadine West (area to the west of the mining licence) and Boumadine East (area to the east of the mining licence) blocks, encompassing all permits held by Aya at that time. The MobileMT system incorporated airborne three-component electromagnetic sensors together with a caesium vapour magnetometer to provide improved conductivity and magnetic imaging to depths exceeding those achieved during the 2022 survey.
Interpretation of the 2024 survey identified numerous conductive anomalies exhibiting orientations similar to the Boumadine deposit, including several previously unrecognized sub-parallel conductive corridors. Of particular significance was the identification of a large conductive anomaly located approximately 5 km west of the Boumadine deposit, together with extensions of the principal Boumadine conductivity anomaly to the south and additional northwest- and north-south-trending conductive features. These anomalies continue to provide priority targets for follow-up geological mapping and drilling.

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Figure 9‑3    2022 VTEM Magnetic Survey Completed at Boumadine (source Aya 2025)
9.6Geological and Structural Mapping
Geological mapping has been undertaken during serval major phases of exploration at the Boumadine Project. Between 2013 and 2016, Maya completed reconnaissance geological mapping and grab sampling of the historically known mineralized structures to verify historical geological interpretations and identify targets for the initial drilling programs. Following the commencement of Aya's exploration programs, detailed geological mapping was undertaken between 2022 and 2025, including specialist studies by Gaboury, to improve the understanding of the lithology, alteration, structural geology and mineralization. This work was integrated with airborne geophysical surveys, hyperspectral interpretation, drilling and geological modelling of the deposit.
Structural mapping identified two principal fault sets superimposed on the main northwest-southeast-trending mineralized corridor, which strikes approximately 340°–350°/160°–170°. The first fault set comprises

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northeast (approximately 030°) striking faults that intersect the principal mineralized structures and are interpreted to have influenced Au enrichment and a subsequent Zn mineralizing event. The second fault set comprises east-northeast (approximately 070°) striking faults that cross-cut both the main mineralized corridor as well as north-northeast (approximately 020°) trending structures. These faults are interpreted to represent a later structural event associated with Ag-Pb mineralization.
9.7Trenching
A single trench was completed by Aya during the 2022 exploration program was excavated between drillholes BOU-DD22-001 and BOU-DD22-006 on Section 8125N for a total of 37 m. No significant additional mineralization was identified, and subsequent exploration concentrated on drilling.

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10.0DRILLING
Drilling completed to date has comprised predominantly DD, undertaken to identify, delineate, extend and infill the Boumadine mineralized system and surrounding exploration targets located in adjacent licences. DD has also been completed on the historical tailings deposits, although these are not considered as part of the 2026 MRE. The drilling has provided the principal geological, structural, geotechnical and assay information supporting the geological interpretation and grade estimation associated with the 2026 MRE.
As of the effective date of the 2026 MRE, the exploration database contains 1,237 surface DD (377,717.81 m), 91 RC drillholes (18,488.90 m) and 81 MP drillholes (RC pre-collar with a diamond tail; 27,313.20 m), together with historical underground production drilling, underground channel sampling and surface sampling completed by previous operators, as summarised in Table 9‑1. In addition to the resource drilling programs, both Maya and Aya completed dedicated DD programs to investigate the historical tailings facilities, comprising 49 drillholes (187.28 m) completed by Maya during 2018 and 160 drillholes (673.50 m) completed by Aya during 2025. These tailings drillholes are presented separately in Table 9‑1 and are not included within the Mineral Resource drilling statistics in Section 14 below, as the tailings are not considered part of this study. It should be noted that information relating to the drillholes completed in 1992 by the SODECAT-BRPM were not able to be sourced by Aya and therefore are not contained within the Aya database.
Since 2022, Aya has significantly expanded the drilling program, resulting in an increase in the quantity of geological information available to support geological modelling and subsequent MRE updates. In 2023, Aya relogged and re-sampled all available historical DD core from DD completed between 2018 and 2020, comprising 77 drillholes totalling 9,510 m. Historical BRPM drill core and core from the 14 Maya DD completed during 2017, totalling 3,158.2 m, could not be located within Aya's core storage facilities and were therefore unavailable for relogging and re-sampling. These drillholes have been excluded from the 2026 MRE due to the lack of available drill core to support verification of the historical geological and assay data.
Maya and Aya have utilized two drilling contractors during the modern exploration programs: Geosond (Geosond) Maroc SARL and FTE Drilling. At the time of the SRK site visit in April 2026, Geosond and FTE Drilling were active on site, with each contractor operating five diamond drill rigs, Figure 10‑1 shows one of the DD drill rig set up for drilling at the Project. CT20 and CS140 drill rigs were used by (Geosond), whilst FTE used Versadrill and Marcotte drill rigs.
All RC drilling has been conducted by FTE drilling. The drill rigs are all aligned by Aya geologists prior to commencement of drilling.
Drillhole spacing is variable across the Project. However, the majority of the modern drilling used in the 2026 MRE was initially completed on nominal 100-200 m-spaced inclined drill fences, with subsequent infill drilling undertaken on approximately 50 m spacing. The infill drilling is ongoing, with data being collected to be incorporated into future studies. In certain locations, drillhole spacing is closer owing to variations in drillhole inclination or where additional drilling was planned to provide increased drill coverage.

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Figure 10‑1    DD drill rig set up at the Project during the SRK QP site visit
10.1Diamond Drilling
Surface diamond drilling forms the principal exploration dataset supporting the geological modelling and grade estimation. Historical drilling completed by BRPM between 1963 and 1985 comprised 118 surface DD totalling approximately 15,591 m. Maya was the first company to undertake modern surface DD at the Project, completing 87 drillholes between 2017 and 2020 for a total of approximately 12,159 m. Aya subsequently expanded the exploration program between 2022 and the effective date of this report, completing 1,032 surface DD drillholes totalling approximately 349,968 m.
Review of the assay database indicates that modern diamond drilling was completed using both HQ and NQ core diameters. Approximately 54% of the assayed diamond drill intervals were drilled using NQ core and 44% using HQ core. Both HQ and NQ core diameters have been utilized throughout the modern drilling programs completed between 2018 and 2026. Analysis of the drillhole database indicates that the majority of drillholes were initiated using HQ core before reducing to NQ at depth.
It should be noted that all drillholes are collared from surface, with the exception of BOU-DD24-455. According to Aya, BOU-DD24-455 is a daughter hole that was wedged from the parent drillhole BOU-DD24-352 at a depth of approximately 215 m below the collar of the parent hole. Consequently, the collar of BOU-DD24-455 does not coincide with the topographic surface.

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10.2Reverse Circulation Drilling
RC drilling was undertaken by FTE Drilling to improve drilling productivity. As of the effective date of the drilling database, Aya had completed 91 RC drillholes totalling 18,488.9 m. The RC drilling was undertaken using 6 m drill rods.
In addition, Aya completed 81 MP drillholes, comprising RC pre-collars followed by diamond drill tails, totalling 27,313.2 m. The MP drilling method was used where rapid penetration through overburden or barren rock was required, before continuing with diamond drilling to obtain geological, structural and geotechnical information within and around the mineralized intervals.
SRK’s QP did not observe an RC drill rig in operation during the site visit, as no RC drilling was being undertaken at that time.
10.3Collar Surveys
Historical drillhole collars completed by BRPM were surveyed using the survey methods available at the time of drilling; however, the procedures used for surveying these historical collars have not been documented. The historical surface drillhole collar coordinates were originally recorded in a local mine grid. As noted in Section 12.3, Maya commissioned GOULEX, in 2014 to compile and validate the available historical exploration and mining data. The scope of work included the verification and surveying of historical drillhole collars, shafts and tailings facilities using differential GPS (DGPS), with all surveyed coordinates recorded in the Project UTM coordinate system.
Modern drillhole collars completed by Maya and Aya were surveyed by a Moroccan company named ADETOP, who used a Trimble R8 station, which has an accuracy of 10 cm in the X, Y and Z direction or less. The surveyed collar coordinates were then incorporated into the Project database.
As part of the preparation of the 2026 MRE, SRK independently verified the locations of 14 drillhole collars during the site visit, as noted in Section 12.2 below.
10.4Downhole Surveys
Downhole deviation surveys were completed on all modern exploration drillholes to accurately define drillhole trajectories for geological interpretation and grade estimation. Aya provided the information in Table 10‑1 below, which notes the downhole survey instruments utilized during the drilling; the survey instrument is noted vary depending on the drilling contractor and year of drilling. Geosond initially employed Reflex EZ-Track instruments between 2022 and early 2023 drilling programs before introducing Devico DeviFlex instruments during 2023 and 2024. From 2024 onwards, Geosond progressively adopted Devico DeviGyro and subsequently SPT GyroMaster gyro survey instruments. FTE Drilling predominantly utilized Reflex EZ-Track instruments for drilling between 2024 to 2026, while both Reflex EZ-Gyro and Devico DeviGyro were employed for RC drilling during 2025. The downhole quality control checks were done at the drill rig, which included the survey reading and inspected the magnetic intensity, gravity, deviation and standard deviation of the survey performed with magnetic surrey tools. If all readings were within expected tolerance limits, the survey was accepted.
Downhole survey measurements were generally completed with the first reading at 12.5 m, followed by measurements at approximately 25 m intervals for the majority of drilling campaigns. More recent gyro surveys also include additional closely spaced survey stations, typically at 1 m intervals.
No documented procedures relating to magnetic corrections, magnetic susceptibility testing or independent verification surveys were provided. However, the progressive adoption of gyro survey instruments, particularly

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those referenced to true north, substantially reduces the potential influence of magnetic interference on recorded drillhole trajectories. Furthermore, SRK did not identify any material inconsistencies in drillhole trajectories during the three-dimensional (3D) validation of the drilling database.
Table 10‑1    Table showing drilling contractor and downhole survey used between 2022 and 2026 (as provided by source Aya)

Drilling Contractor	Year	Drill Type	Survey Tool	Manufacturer	Reference North
Geosond	2022	DD	EZ-Track	Reflex	Magnetic
Geosond	2023	DD	EZ-Track	Reflex	Magnetic
Geosond	2023	DD	DeviFlex	Devico	No
Geosond	2024	DD	DeviFlex	Devico	No
Geosond	2024	DD	DeviGyro	Devico	No
Geosond	2025	DD	DeviGyro	Devico	No
Geosond	2025	DD	GyroMaster	SPT	True North
Geosond	2,026	DD	GyroMaster	SPT	True North
FTE	2024	DD	EZ-Track	Reflex	Magnetic
FTE	2025	DD	EZ-Track	Reflex	Magnetic
FTE	2025	RC	EZ-Gyro	Reflex	True North
FTE	2025	RC	DeviGyro	Devico	No
FTE	2026	DD	EZ-Track	Reflex	Magnetic
10.5Hole Orientation
Drilling has generally been designed to intersect the mineralization as close to perpendicular to strike as practicable, with drillholes typically collared from the hangingwall where topography and site access permit. However, south of 3475177 N (in the south zone), the majority of the drillholes have been drilled from the footwall side of the mineralized system, as the steep and rugged terrain locally constrained drill pad locations and prevented drilling from the preferred orientation, resulting in locally sub-optimal intersection angles for certain drillholes. However, given the steeply dipping nature of the mineralization, and variation in dip most drillholes still intersect the mineralized zones at reasonable angles. Consequently, SRK considers that these locally sub-optimal intersection angles are unlikely to have a material impact on the geological interpretation or grade estimation presented in this report.
SRK recommends that future drilling programs continue to consider the orientation of the interpreted mineralized wireframes during Aya drillhole planning to maximize the angle of intersection and minimize excessively long, non-perpendicular mineralized intercepts where terrain and site access allows.
Figure 10‑2 presents a plan view of the drillhole traces relative to the interpreted mineralized wireframes, while Figure 10‑3, presents a representative cross-section illustrating drilling completed from both the hangingwall and footwall sides of the mineralized system.

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Figure 10‑2    Plan view showing the modelled wireframes (green) vs the drillhole traces at Boumadine (includes excluded drillholes)

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Figure 10‑3    Cross-sections A and B showing interpreted mineralized zones and drillhole traces. Section A is located at X = 317377, Y = 3476536; Section B is located at X = 317754, Y = 3473655. Drillhole traces are shown in pink, interpreted zones in green, and topography in grey.

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10.6Core Orientation
Core orientation was routinely completed during the modern diamond drilling programs to enable the collection of oriented structural data and improve the interpretation of the geological framework and mineralized structures. Review of the Project database indicates that the Company utilized both Devico DeviCore BTT and Imdexs ACTx (Figure 10‑4) core orientation systems during the exploration programs; however, no information was available to identify which drillholes were oriented using each device. Orientation marks were transferred onto the drill core immediately following retrieval from the drill string and maintained throughout the logging process to facilitate the measurement of geological structures.
This orientation line provided a reference which runs along the length of the core, relative to which the orientations of planar structural features (inclusive of bedding, foliation, veining, faulting, etc.) and/or linear features (lineations, striations, etc) could be determined.
For the orientated drilling, structural features such as faults, fractures and veins were recorded. The depths of the features were measured along with orientation data such as the alpha and beta angles on the core. The alpha angle is the acute angle described by the plane of the structural feature (the line joining the top and bottom closures of the core ellipsoid), and a line parallel to the core axis. The beta angle is the angle between the reference orientation line along the core and the bottom of the ellipse in a clockwise direction on the down dip end of the structural feature (0-360º).
Oriented structural logging largely depends on accurate marks from the orientation tool for downhole orientation. At Boumadine each structural measurement is assigned an orientation confidence rating ranging from 0 (low) to 4 (high), allowing lower-confidence measurements to be readily identified during subsequent structural interpretation.

A ACTx tool with green lights on

B Bottom-of-hole orientation mark after ACTx tool

ACTx

Figure 10‑4    Core orientation procedure using the ACTx tool. A: ACTx orientation tool fitted to the core barrel with green status lights indicating successful operation. B: Bottom-of-hole orientation mark recorded on the end of the core run after ACTx orientation.

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10.7SRK Comments
SRK considers that the exploration work completed by Maya and Aya is appropriate for the style of mineralization and the current stage of the Project and conforms to industry best practices. The combination of geological mapping, hyperspectral interpretation, airborne geophysics, surface sampling and extensive drilling including orientated drilling has provided a suitable basis for geological interpretation and grade estimation. SRK notes that drilling remains the principal source of data supporting the 2026 MRE. Confidence in the geological interpretation decreases in areas of reduced sample coverage and is reflected in the classification of mineral resources, as noted in Section 14.12.
The procedure used to acquire drilling information in programs prior to Maya/Aya are not fully documented. Historical holes (surface and underground), make up 11% of the DD database. These are generally surrounded by newer Maya and Aya drillholes which largely confirm the location of mineralization which indirectly suggests that the location accuracy of the historical holes is reasonable. However, as noted in Section 14.1, the historical drillholes have been excluded from the 2026 MRE due to a lack of QAQC and or core available for verification sampling and assaying.

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11.0SAMPLE PREPARATION, ANALYSIS AND SECURITY
11.1Introduction
The following section relates to the logging and sampling methods and protocols used by Aya and Maya during the exploration conducted post 2017. Logging and sampling procedures have evolved during successive exploration campaigns; however, the overall workflow has remained consistent throughout the modern exploration programs.
The historical BRPM drilling programs pre-date the current exploration undertaken by Maya and Aya. Although historical geological and assay data have been retained within the Project database, very little documentation describing the associated logging, sampling, sample preparation, analytical and sample security procedures relating to the historical BRPM drilling has been made available to SRK. Consequently, this section primarily describes the procedures adopted during the modern Maya and Aya exploration programs.
For the DD, the drill core from each run was placed in the core boxes (plastic and wood) at the rig by the drilling team, with plastic spacers inserted at the start/end of each run, marked with the appropriate depth. At the end of each shift the drillcore is transported to Aya’ s secure core logging and sampling facility where the core is then subjected to the following steps:
•the core was reconstructed,
•geotechnically logged,
•Structurally logged (orientated core)
•geologically logged,
•photographed
•marked for sampling prior to being cut
•Core cutting and preparation of samples for dispatch.
For the RC, the drill cuttings were collected from the cyclone at nominal 1 m intervals. Further sample reduction was obtained using a riffle splitter, with one split retained for laboratory analysis and a second split retained in labelled chip trays for geological logging, photography and future reference.
11.2Core Recovery
For the Maya and Aya drilling core recovery was measured for each drilling run at Aya’s core logging and sampling facility after the core was reconstructed within the core trays using depth blocks to identify individual drill runs. The recovered core length was measured and compared with the drilled interval to determine the percentage core recovery. Core loss and Rock Quality Designation (RQD) were recorded concurrently within the Project database as part of the geotechnical logging process. No documentation relating to core recovery or RQD measurements for the historical BRPM drilling programs was available for review by SRK.
Review of the Project database indicates that core recovery information is available for 879 modern diamond drillholes, comprising approximately 115,900 individual core runs. The recorded dataset represents approximately 346,133 m of drilled core, with a very good overall average core recovery of 98.3%. A small proportion of individual core runs record recoveries greater than 100%, which are interpreted to reflect minor measurement tolerances, reconstruction of broken core and local core expansion following drilling, and are not considered unusual for diamond drilling programs.

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The drill core observed in the core boxes during the SRK site visit appeared to exhibit generally very high core recovery within both the fresh mineralized and unmineralized zones. Slightly lower, although still good, recoveries were observed within weathered and faulted zones, which are consistent with the core recovery database. SRK also reviewed a representative selection of drill core photographs as part of this study, which supports this conclusion. A representative example of the core recovery is presented in Figure 11-2.
No information relating to the total sample recovery for the RC drillholes has been provided to SRK, other than that a split of the drilled samples is weighed (typically 4.7 kg). SRK recommends that, for any future RC drilling program, the total drilled interval sample weight is recorded to determine a theoretical sample recovery based on the logged lithology.
Average core recovery remained consistently high throughout the modern exploration programs, varying between approximately 97.2% and 98.9% between 2022 and 2026. Local reductions in core recovery occur within zones of intense faulting, weathering and fractured rock; however, SRK did not identify any systematic relationship between reduced core recovery and mineralization that would materially affect the geological interpretation or grade estimation.
Figure 11‑1    Histogram showing the core recovery data provided to SRK for review

Figure 11‑2    Image of BOU-DD26-817, taken during the SRK site visit

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11.3Geotechnical Logging
Geotechnical logging was completed on all modern diamond drillholes prior to geological logging and sampling. Parameters recorded within the Project database include core recovery, Rock Quality Designation (RQD), fracture frequency, fracture characteristics and other observations relating to rock quality and ground conditions. These data support the geological interpretation and provide a dataset for geotechnical and mining studies.
No documentation is available describing the geotechnical logging procedures undertaken by BRPM on the historical drillcore, there are also no records associated with the 2017 Maya drilling.
Review of the Project database indicates that the average recorded RQD is 85.1% (median 93.2%), indicating generally competent rock conditions across much of the Project. Lower RQD values are typically associated with zones of faulting, weathering and locally fractured ground.
The geotechnical data collection to be appropriate for the current stage of exploration and suitable for geological interpretation.
11.4Geological Logging
At the Aya core shed, drill core was laid out in a series of core boxes on logging tables (Figure 11‑3). The core logging is qualitative in nature whereas the sampling and results this gives is quantitative in nature.
Geological logging was completed on all modern DD following geotechnical logging and prior to sampling. Logging was undertaken by Company geologists using standardised digital logging templates and controlled geological coding schemes, with Aya/Maya geological supervisors reviewing each drillhole to ensure consistency between drilling campaigns and adherence to the Company's logging standards. The geological database was developed and maintained using GeoticLog and subsequently exported for geological modelling and grade estimation.
Historical geological logs are available for a proportion of the BRPM drillholes; however, no documentation describing the historical geological logging procedures, coding schemes, logging standards or quality control procedures was available for review by SRK. As part of its data verification program, Aya relogged the available drill core from the 2018 to 2022 drilling programs during 2023 and also re-sampled selected intervals of the available drill core for verification purposes, as described in Section 12.4.
Geological logging included the systematic recording of lithology, weathering, alteration, mineralization, veining, oxidation, structure and other geological observations considered relevant to the interpretation of the deposit. Lithological contacts, mineralized intervals and major geological features were identified during logging and subsequently used to define the sampling intervals.
Aya provided SRK with its legends and codes associated with the geological logging, for the purposes of the 2026 MRE. It should be noted that massive sulphide (MS) is distinguished by approximately >70% logged visible sulphide, whilst semi massive sulphide is <70% and >30% logged visible sulphide. Oxidised mineralization (gossan) is denoted by A3 code.
During geological logging, the oriented core was used to collect structural data, such as the orientation of veins, faults, fractures, lithological contacts, foliations and other structural features (azimuth and dip). Each structural measurement is assigned an orientation confidence rating (0 to 4). This confidence ranking enables lower-quality orientation measurements to be identified and, where appropriate, excluded from structural interpretation and analysis.

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Geological observations and structural measurements formed an important component of the interpretation of the volcanic stratigraphy, synvolcanic fault architecture and controls on mineralization, and are subsequently incorporated into the geological interpretation supporting the 2026 MRE.
In addition to diamond drilling, geological logging was also completed on RC drillholes. Drill cuttings were collected from the cyclone and representative material from each sample interval was washed and placed into labelled plastic chip trays, with each compartment representing a discrete interval, typically 1 m in length. Company geologists examined the washed drill chips and systematically recorded lithology, weathering, oxidation, alteration, mineralization and other geological observations using the same controlled geological coding scheme adopted for the DD program. The chip trays were retained at the Project site as a permanent geological record and were available for subsequent review and validation.
During the site visit, SRK observed the DD geological logging procedures undertaken by the Company's geological staff and reviewed representative drill core and RC chip trays from a selection of modern drilling. SRK considers the geological logging procedures, geological coding schemes and quality of the geological database to be appropriate for the style of mineralization and sufficient to support the geological interpretation and grade estimation presented in this report.

Figure 11‑3    Aya core logging facility

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11.5Photography
DD core was systematically photographed following geological and geotechnical logging and after sample intervals had been marked, but prior to cutting and sampling. During the site visit, the Aya geological team advised SRK that each section of core is photographed twice: initially in its natural wet condition immediately following logging and subsequently after the core has dried. This procedure provides a permanent visual record of both the wet and dry appearance of the drill core and supports subsequent geological review and interpretation.
Drill core photographs were acquired using the Imago Capture software. Images were captured with up to three core boxes positioned on the photography table. Immediately following image acquisition, the photographs are reviewed within the software to ensure image quality and completeness (Figure 11‑4). Where issues such as poor focus, lighting or image quality are identified, the photographs are retaken before the core proceeds to the cutting and sampling stage. Following quality verification, the photographs are processed within the Imago software.
At the time of SRK's review, the Imago photographic database contained drill core imagery for the 2024, 2025 and 2026 drilling programs. Aya has informed SRK that they hold core photographs taken in 2022 and 2023 and plan to upload these to Imago in the coming months.
During the SRK QP site visit, SRK reviewed the Company's drill core photography procedures and subsequently examined representative drill core photographs during the desktop phase of the study. SRK also used the core photographs during the modelling of the weathering domains. Currently, RC chip trays are not photographed by the Company, and no core photographs exist prior to 2022. SRK recommends that Aya photograph all available drill core and RC chip trays and incorporate these records into the Imago database to establish a comprehensive digital photographic archive for the Project.

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Figure 11‑4    Aya core photography stand, with inlay image of drillcore image in Imago Capture software
11.6Density and Moisture Measurements
Density measurements were routinely completed on modern diamond drill core following the completion of geological and geotechnical logging and prior to sampling. Density determinations were undertaken using the Archimedes water displacement method, with the resulting measurements recorded within the Project. This procedure has been routinely undertaken since 2018.
During the SRK site visit, the Aya geological team demonstrated the density determination procedures. Density measurements were undertaken in a dedicated enclosed room to minimize environmental influences on the weighing process (Figure 11‑5). Prior to commencing daily measurements, the electronic balance was calibrated using certified 200 g and 500 g reference weights to verify the accuracy of the instrument. The water was also regularly changed according to Aya. The drillcore is first dried in an oven at 105°C, the dry core (mass) and submerged core (mass) is then measured to calculate the bulk dry density. SRK notes that the drill core was not wrapped in plastic film or coated with paraffin wax prior to measurement. In the opinion of the

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SRK QP, the majority of the drill core appeared sufficiently competent that such treatment (wrapping of drillcore) does not appear to be warranted. However, for locally broken or highly fractured core, SRK recommends that Aya consider the use of plastic film or paraffin wax coating to minimize the potential effects of water ingress during density determination.
The frequency of density measurements varied according to the lithology encountered. Within waste rock, density measurements were generally completed at approximately 10 m intervals. As massive sulphide mineralization was approached, additional density measurements were completed immediately prior to entering the mineralized zone, with measurements subsequently undertaken at approximately 1 m intervals throughout the massive sulphide intervals. However, density measurements within disseminated or apparently weakly mineralized zones were completed at a lower frequency. SRK recommends that the frequency of density measurements within these disseminated mineralized intervals be reviewed to ensure they are adequately represented within the density dataset. This may require additional density measurements to be collected following receipt of the assay results or, where appropriate, by re-sampling archived drill core. Density measurements were recorded within the Project.
SRK notes that the Company has not undertaken routine moisture content determinations on drill core samples. Although moisture content data are not required for the 2026 MRE, they represent an important physical property for future mining and processing studies, particularly the forthcoming Feasibility Study (FS). SRK recommends that Aya undertake a representative moisture content sampling program using fresh drill core collected from across the Project and analyzed within one to two days of drilling to minimize the effects of moisture loss. The sampling program should include representative samples of the principal lithologies, weathering states and mineralization styles expected to be encountered during future mining operations.

Figure 11‑5    Aya density measurement station

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11.7Sampling
Following geological logging, drill core was marked for sampling by Company geologists. Sample intervals were selected to honour geological contacts, lithological boundaries and mineralization, with a nominal sample length of approximately 1.0 m. Sample lengths generally ranged between 0.5 m and 1.2 m depending on the geological characteristics encountered.
During the SRK site visit, the Company advised that sample intervals are generated within dedicated sampling spreadsheets external to the geological logging database. Each sample is assigned a unique sample identification number, together with a corresponding Laboratory Information Management System (LIMS) code and QR code to maintain sample traceability throughout the analytical process, the sample information is entered directly into the GeoticLog database.
During the SRK site visit, the QP observed that, following core cutting, samples were placed into heavy-duty plastic sample bags. In addition to the sample ticket and QR code, the Sample ID was also handwritten on the exterior of each sample bag, providing a secondary means of sample identification should the QR label become damaged, detached or unreadable (Figure 11‑6 and Figure 11‑7).
RC samples were collected at nominal 1 m intervals directly from the cyclone. The cyclone discharged into a splitter, which produced three sample streams simultaneously: (i) a representative sample submitted for laboratory analysis, (ii) a duplicate sample collected at a nominal frequency of one in every 25 routine samples, and (iii) the remaining bulk reject, which was collected in large bags and retained at the drill site. All routine samples were weighed at the drill rig by an Aya technician using a calibrated hanging scale prior to dispatch (average weight of 4.7 kg). Representative samples were subsequently submitted for geological logging, sample preparation and laboratory analysis in accordance with the Company's sampling procedures.
No detailed documentation describing the sampling procedures adopted during the historical BRPM drilling programs was available for review by SRK. Consequently, the sampling methodology described below relates to the modern Maya and Aya exploration programs.
Figure 11‑6    Active sampling of drillcore at Aya core processing facility

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Figure 11‑7    Sampled drillcore with the sample identification and individual QR code denoted on the bag
11.8Core Cutting and Drying
Following sample interval selection, diamond drill core was cut longitudinally using a diamond saw (Figure 11‑8). One half of the core was retained within the core boxes (Figure 11‑6) as a permanent geological record, whilst the remaining half was submitted for laboratory analysis Quarter-core samples were routinely collected from selected intervals for insertion into the Company's Quality Assurance and Quality Control (QA/QC) program as field duplicate samples.
Following cutting, the samples were placed into individually labelled plastic sample bags and transferred to the on-site Afrilab sample preparation facility, the samples typically weighed between 2-4 kg. Prior to sample preparation, samples (including RC samples) were dried in accordance with the laboratory's standard operating procedures to remove moisture.
No documentation describing the core cutting, sample selection or sample drying procedures adopted during the historical BRPM drilling programs was available for review by SRK.

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Figure 11‑8    Aya core saw facility
11.9Sample Preparation
Since 2024, sample preparation has been undertaken at Afrilab's dedicated sample preparation laboratory located at the Project site. Prior to 2024, sample preparation was undertaken at Afrilab's laboratory in Marrakech. SRK has been provided with and reviewed Afrilab's documented sample preparation protocols and procedures.
No documentation describing the sample preparation procedures applied during historical BRPM drilling programs was available for review by SRK.
During the SRK site visit, the sample preparation procedures were demonstrated by laboratory personnel. Samples were initially crushed using a jaw crusher to achieve a target particle size of approximately 85% passing 2 mm. Following crushing, approximately 200 g of material was automatically split for further preparation. The remaining coarse reject was bagged, labelled and retained on site for future reference.
To minimize the potential for cross-contamination, compressed air was used to clean the jaw crusher between samples. In addition, clean sandstone was periodically passed through the crusher, followed by a further compressed-air clean before processing the next sample.
The split sample was subsequently pulverized using a puck pulverizer to achieve a target grind size of approximately 85% passing 75 µm (Figure 11‑9). Routine samples were pulverized for approximately four minutes, whereas blank (sandstone) material was pulverized for approximately one minute. Between each

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sample and blank, the pulverizer was cleaned using compressed air and a brush to minimize the potential for sample carry-over.
During the SRK site visit, laboratory personnel advised that sample preparation quality is routinely monitored through sieve testing (crushing and pulverizing).
Following pulverization, each pulp sample was visually inspected before being packaged into individual clean plastic bag envelopes. Approximately five analytical batches (~25 samples including QA/QC samples comprise each batch) were subsequently combined into a larger shipment bag before being transported to the Afrilab analytical laboratory in Marrakech for analysis, accompanied by a sample dispatch sheet.

Figure 11‑9    Rocklabs sample crusher

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Figure 11‑10    Pulverized samples being prepared for shipment to Afrilab analytical laboratory in Marrakech
11.10Sample Analysis
For the Maya and Aya drilling, the Company contracted Afrilab analytical laboratory in Marrakech to conduct the chemical analysis. No documentation describing the analytical laboratories, analytical methods, digestion techniques, analytical finish, detection limits or quality control procedures used during the historical BRPM drilling programs was available for review by SRK.
The analytical certificates reviewed by SRK indicate that Afrilab is an ISO 9001-certified laboratory and holds Canadian Association for Laboratory Accreditation (CALA) accreditation.
Au was analyzed by 50 g fire assay with an atomic absorption spectrometry (AAS) finish (Afrilab method MO/ANA/001). Ag, Cu, Fe, Pb and Zn were analyzed following aqua regia digestion (Afrilab method MO/ANA/002) with an ICP-OES finish. Samples returning Cu, Fe, Pb or Zn grades greater than 1% were routinely re-analyzed by atomic absorption spectrometry (AAS) to provide accurate assays at higher concentrations. Ag was initially analyzed by ICP-OES; however, since 2022 samples returning Ag grades greater than or equal to 200 g/t were routinely re-analyzed by 50 g fire assay with a gravimetric finish to provide accurate assays for high-grade mineralization. Aya confirmed that the fire assay gravimetric method has an upper analytical limit of 100% Ag (pure silver) and 100 g/t for Au and lower detection limit of 0.05 g/t for Au.
Additional trace elements, including As, Mo, Sn and S were analyzed following aqua regia digestion with ICP analysis, though the amount of assay associated with these is variable. For instance only 92 S% assay are contained within the database compared to 163,822 As values and 329,370 Mo values. The analytical methods provided lower detection limits of 1 g/t Ag, 0.01% Cu, Fe, Pb and Zn. While the routine ICP-OES method has an upper analytical limit of 1% for Cu, Pb and Zn, above which samples are routinely re-analyzed by AAS (no upper detection limit provided by Aya).

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Upon review of the Afrilab analytical certificates, SRK noted that base metal analyses have been undertaken using an aqua regia digestion method since 2017, rather than the four-acid digestion method previously reported in Boumadine technical reports.
In addition, an independent umpire laboratories has been used, during the 2022 to 2024 drilling campaigns. Umpire analyses were completed by ALS Seville, Spain, while from late 2024 onwards this work transitioned to ALS Morocco (Zgounder) following commissioning of this laboratory. In addition, independent verification samples were submitted to Actlabs (Ancaster, Canada) by P&E during its 2024 due diligence program as part of an external verification exercise.
11.11Sample Security
Throughout the exploration programs, drill core remained under the control of Company and drilling contractor personnel from the drill rig to Ayas secure core logging facility. Following logging, photography and sampling, prepared samples were securely transported to the on-site Afrilab sample preparation laboratory. Following sample preparation, analytical pulps were packaged into sealed shipment bags and transported to the Afrilab analytical laboratory in Marrakech for analysis. Coarse reject material was retained, bagged and stored at the Project site for future reference.
No documentation describing the chain of custody or sample security procedures employed during the historical BRPM drilling programs was available for review by SRK.
The use of unique sample identification numbers, QR codes and the Company's Laboratory Information Management System (LIMS) provides traceability throughout the sampling and analytical process.
11.12SRK Comments
SRK reviewed the Company's geological logging, sampling, sample preparation, sample security and analytical procedures during the site visit and considers these to be appropriate for the style of mineralization and that they are generally aligned with industry-standard practices, and adequate for the purposes of the 2026 MRE. The dedicated on-site sample preparation facility and routine equipment cleaning procedures provide additional confidence in the quality and integrity of the prepared samples submitted for laboratory analysis.
The procedures used for logging, sampling, sample preparation, analytical testing and sample security during historical BRPM drilling programs are not adequately documented. In addition, limited information is available to SRK regarding the drilling, logging, sampling, sample preparation and QA/QC procedures employed during the 2017 Maya drilling program. Furthermore, the drill core from the 14 Maya drillholes completed during 2017 could not be located within Aya's core storage facilities and was therefore unavailable for verification by relogging or re-sampling.
Although historical and 2017 drilling data is available within the Project database, the absence of documented QA/QC procedures, together with the lack of archived drill core and supporting records available for independent verification, limits confidence in the historical analytical data. Historical and 2017 drillholes are generally surrounded by modern Maya and Aya drillholes, which largely confirm the geometry and tenor of the mineralization, though there is some uncertainty over the spatial position of the historical drilling as this data has been translated into a UTM system from the historical mine grid.
SRK recommends that Aya continue to maintain and periodically review its sampling and QA/QC procedures as exploration progresses. In addition, SRK recommends that representative moisture content measurements be undertaken on fresh drill core during future drilling programs to support the forthcoming FS. Samples

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selected for moisture determination should be representative of the principal lithologies, weathering states and mineralization styles expected to be encountered during mining operations.

12.0DATA VERIFICATION
12.1Introduction
SRK undertook a program of independent data verification to assess the suitability of the geological, drilling, sampling, analytical and survey data supporting the MRE. The verification program included a site visit; review of the drilling and assay databases; assessment of the QA/QC data and Aya's drill core re-sampling program; verification of selected drillhole collar locations; assessment of historical underground mine plans and depletion surveys; review of drill core orientation procedures; and comparison of the geological interpretations against the available drilling, surface and underground geological information.
The verification program was designed to provide confidence that the Project database is suitable for use in a MRE. Particular attention was given to the quality and reliability of the modern Maya and Aya drilling database, which forms the basis of the 2026 MRE. Historical BRPM drilling and underground information were also reviewed where appropriate.
In addition, SRK has reviewed the findings and recommendations presented within previous technical reports where relevant to the current commission but it has not relied solely upon the conclusions of previous consultants in preparing the 2026 MRE.
12.2SRK Verification
SRK completed both desktop and field-based verification of the geological, drilling, survey and analytical information supplied by the Company. Verification activities included review of the Project database, inspection of drill core, observation of logging and sampling procedures (including drillhole logs), verification of selected drillhole collar locations, comparison of historical underground workings with current topography and review of the core orientation methodology.
The onsite verification work was completed by Mr Guy Dishaw, P.Geo., QP, during the site visit, together with subsequent desktop reviews undertaken by the SRK project team.
12.2.1Site visit
Guy Dishaw (QP) completed a site visit to the Boumadine Project between 23 and 28 April 2026. The purpose of the visit was to verify the geological setting, observe current exploration practices and assess the quality of the geological, drilling, sampling and analytical information supporting the Mineral Resource Estimate (MRE).
During the site visit, the Qualified Person:
•observed active diamond drilling operations and reviewed drilling practices;
•reviewed the drill core handling, reconstruction, orientation, geotechnical logging, geological logging and sampling procedures;
•observed the density determination and sample preparation procedures (this was limited);
•inspected representative diamond drill core and RC chip trays;
•independently verified the locations of 14 selected drillhole collar locations (Figure 12‑1);

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•undertook high-level confirmatory geological mapping of representative surface exposures, including gossanous outcrops and historical artisanal mining excavations, to confirm the geological interpretation and styles of mineralization and orientation of structures (Figure 12‑2).
•compared the geological interpretation (Aya geological logs) against drill core observations and surface exposures;
•surveyed the locations of selected historical mining infrastructure, including shafts and adits, using a handheld Global Positioning System (GPS) receiver to assess the accuracy of the georeferenced historical mine plans;
•reviewed the core photography procedures and the digital photographic archive;
•inspected the on-site Afrilab sample preparation facility at Boumadine and observed the sample preparation workflow;
•undertook a high-level inspection of the Afrilab assay laboratory in Marrakech and observed the laboratory workflow.
•discussed the geological interpretation, exploration programs and data management procedures with Company personnel.
During the collar verification component of the SRK site visit, only one of the 14 selected historical drillhole collars could not be directly located due to the absence of an identifiable collar marker. However, field evidence, including the presence of a drill sump and broken concrete, provided some confidence in the recorded collar location. The remaining selected drillhole collars were located and verified in the field by SRK using a handheld GPS. Based on the results of the collar verification program, SRK considers the drillhole collar locations to be sufficiently accurate for the purposes of geological modelling and the 2026 MRE.
The high-level geological mapping undertaken during the SRK site visit provided an independent assessment of the geological framework. The observed lithologies, alteration assemblages, gossan development, surface structural features, including those exposed within artisanal workings, and styles of mineralization were consistent with the geological interpretation adopted for the 2026 MRE and with the geological logs selected for review. Structural observations made at surface were also consistent with structural measurements obtained from oriented drill core and with the interpreted orientations of the principal mineralized structures.
Overall, SRK considers that the geological and structural observations made during the site visit are consistent with the information contained within the Project database.

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Figure 12‑1    Drillhole BOU-DD95-404 verified by SRK in the field

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Figure 12‑2    Gossanous outcrop observed at surface during the high level geological mapping undertaken by SRK
12.2.2Twin drillhole Comparison
No twinned drillholes have been completed at Boumadine, however a few drillholes were terminated due extreme deviation and a later hole was redrilled covering a similar area, however in all circumstances the terminated drillholes never intersection modelled mineralization (included in the 2026 MRE wireframes). There are also a few sections of drillholes which occur within close proximity to one another (drillholes drilled at different collar sites with different azimuth and dips).
SRK recommends that twinned drillholes be completed at several representative locations across the deposit. Where practicable, the program should include twins of each drilling method used at the Project (MP, RC and DD) by DD. The twin DD drillholes should be used to assess the precision and representativeness of the different drilling methods through visual and statistical comparisons. The additional closely spaced sample pairs would also assist in quantifying short-scale grade variability (nugget effect) and support geostatistical analysis (improve confidence in the interpretation of short-range grade continuity).
12.2.3Verification of underground depletion as-builts
The historical underground workings were captured in a local Mine grid; the supporting mine plans and associated as-builts were transformed from the historical local mine grid into the Project UTM coordinate system by GoldMinds Geoservices Inc.
SRK reviewed a selection of the georeferenced historical mine plans used by GoldMinds in the construction of the depletion meshes and considers that these provide an appropriate representation of the overall historical mining geometry for geological interpretation and depletion purposes. However, numerous local positional discrepancies remain evident between some of the georeferenced underground workings and the mineralization wireframes interpreted as part of the 2026 MRE.

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As part of the verification process, SRK compared the locations of selected historical shafts, adits and other surface mining infrastructure shown on the georeferenced mine plans with their observed positions in the field using a handheld GPS receiver. These observations were undertaken in conjunction with the geological mapping program and provided an independent assessment of the positional accuracy of the georeferenced historical mine plans and associated depletion surveys. The review indicated that the overall georeferencing is suitable for the purposes of geological interpretation and depletion, with the locations of the selected surface features generally within the expected positional accuracy of the handheld GPS receiver.
However, local positional discrepancies remain between some of the georeferenced historical mine plans and as-builts in relation to the modern drilling database used to interpret the mineralization wireframes. Consequently, the historical underground information, including the interpreted orientations and extents of the stopes, can only be used as a guide for geological modelling, with greater reliance placed on the Aya drilling database where inconsistencies between the datasets were identified. Additional depletion adjustments were therefore required to account for mineralization interpreted to have been historically mined but which does not spatially coincide with the available depletion meshes, as discussed in Section 14.13.
12.2.4Inspection of Afrilabs Analytical laboratory
As part of the data verification program, SRK also completed a high-level inspection of the Afrilab sample analytical laboratory in Marrakech on the 28 April 2026. The purpose of the visit was to gain an understanding of the laboratory layout, sample handling procedures and analytical facilities used for the Project. During the visit, SRK observed that the laboratory was clean, well-organised and logically laid out, with samples stored in a neat and clearly labelled manner throughout the analytical workflow. The QP viewed the fire assay furnaces and ICP analytical machines (Figure 12‑3) and discussed the laboratory procedures, analytical methods and quality control protocols with the laboratory manager. Although the inspection did not constitute a formal laboratory audit, no issues were identified that would materially affect confidence in the analytical results reported for the Project.
Figure 12‑3    Fire assay furnaces (A) and the inductively coupled plasma (ICP) analytical instrument (B) at the Afrilab laboratory, Marrakech, Morocco.
12.2.5Verification of sample database
SRK completed a phase of data validation on the digital sample data supplied by the Company, which included the following:
•search for sample overlaps, duplicate or absent samples;

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•checks for anomalous assay results;
•checks for incorrect or irregular survey results;
•search for non-sampled drillhole intervals within the mineralized zones; and
•Review of the exported database and cross-check against a selection of the 2025 Afrilabs assay certificates, comprising 485 Au samples, 778 Ag samples, and 992 Cu, Fe, Pb, and Zn samples.
SRK did not identify any material issues during the data verification process. However, several minor database issues were identified, including missing drillhole type codes and inconsistent formatting of analytical detection limits (e.g. spaces between the "<" and ">" symbols and reported values), as well as 6 samples reporting Ag at 200 g/t using ICP, these all relate to tailings drilling which is does not form part of this MRE. These issues were communicated to Aya and were corrected by Aya.
12.3Verification by the Company and External Consultants
In addition to the independent verification completed by SRK, the Company has implemented a series of internal verification procedures throughout the exploration programs to ensure the quality and integrity of the Project database. These procedures include geological supervision (Aya personnel) of drillhole logging, routine validation of geological and sampling information prior to incorporation into the Project database, routine review of QA/QC performance, and ongoing reconciliation of geological interpretations against newly acquired drilling data.
As part of the redevelopment of the Boumadine Project, Maya commissioned GOULEX, a French exploration consulting company, in 2014 to compile and validate the available historical exploration and mining data. The scope of work included the verification and surveying of historical drillhole collars, shafts and tailings facilities using differential GPS (DGPS), with all surveyed coordinates recorded in the Project UTM coordinate system. The historical underground mine plans and associated underground drilling data were subsequently transformed from the historical local mine grid to the Project UTM coordinate system by GoldMinds Geoservices Inc., providing the basis for incorporation of the historical information into the modern geological database.
The Company has also commissioned a number of independent technical reviews of the Project during successive exploration programs. Most notably, P&E Mining Consultants Inc. completed independent reviews of the geological database, sampling procedures, analytical QA/QC program and MRE, as documented in the 2024 NI 43-101 Technical Report. The P&E study also included an independent QP site visit, as well as the collection and submission of independent verification samples for laboratory analysis at Actlabs in Ancaster, Canada.
The Boumadine Project has also been the subject of additional independent technical studies, including reviews of the geological setting, geological mapping and other supporting technical information relevant to the 2026 MRE.

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12.4Aya Drillcore re-Sampling
All available drill core from the 2018 to 2021 drilling programs was relogged by Aya during 2023, and selected intervals were resampled during the same time period. The resampled intervals were derived from quarter-core opposed to the half-core samples (original sample). Drill core from the earlier programs (2017 Maya and BRPM) could not be verified through resampling or relogging, as the core could not be located. The resampling program was undertaken due to the lack of accompanying QA/QC samples associated with the original assays, both in terms of the types of QA/QC samples inserted and their frequency of insertion. The resampled core was submitted for analysis together with accompanying QA/QC samples (CRM’s, duplicates, blanks), see Section 12.5. Aya informed SRK that, where reassaying and relogging were completed for the post-2018 drillholes, the reassayed and relogging data were used in place of the original assay and logging data within the Project database. Aya also informed SRK that in some cases the resampling intervals did not match the original sample intervals.
SRK was provided with Aya's comparative statistics Excel spreadsheet, which compares the original assay results with the corresponding results from the resampled drill core from 10 drillholes drilled between 2018-2020 (Maya drilling). It should be noted that SRK did not independently review the resampling intervals during the site visit and has not observed the resampling program. Figure 12‑4 to Figure 12‑7 are scatter plots for showing the resampling results for Au, Ag, Fe and Pb.
A total of 207 intervals contained paired original and reassayed Au results, while 170 samples contained paired Ag results, 173 contained paired Zn results, and 72 contained paired Fe and Pb results, other analytes were also analyzed but not compared by Aya graphically.
The samples were selected across a range of grades from both visually identified mineralization and from the surrounding lower grade and waste units. Aya compared the original and reassayed results using scatter plots to provide a visual assessment of the correlation between the two datasets. Aya and the previous consultant, P&E, concluded that the drill core resampling results were of sufficient quality, with minimal bias observed and that these could be used to support an MRE.
SRK review of Aya's comparative statistics spreadsheet and notes that the total number of paired samples available for verification is relatively low for a comprehensive assessment of the original assay data. However, the number of samples is considered sufficient to identify any material bias between the original and reassayed datasets. Overall, the scatter plots show greater variability for Au compared with Ag, Fe and Pb (Figure 12‑4 to Figure 12‑7). Several anomalous results were identified, including one reassayed sample that returned 61.44% Pb compared with an original assay result of 0.06% Pb (note this is not included in Figure 12‑7 due to scaling of Y axis). The same sample returned a reassayed Ag grade of 2,176 g/t compared with an original grade of 16 g/t, with similar differences also observed for the other analytes. The reason for these differences is unknown, although they may reflect differences between the original and resampled core interval and/or less likely the heterogeneous nature of the mineralization. SRK recommends that Aya investigate the reason for these discrepancies with the Ag assay values.
In addition, 19 samples returned reassayed Fe grades ranging from 3.33% to 25.38%, whereas the corresponding original samples all reported Fe values of 0.5%. The reason for these differences is unknown and again this may reflect differences between the original and resampled core interval and/or the heterogeneous nature of the mineralization. SRK recommends that Aya investigate the reason for these discrepancies with the Fe assays.

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Re assayed vs original samples (Au g/t)
y = 1.8223x - 0.0414
R² = 0.4918
Au (g/t) original
Au (g/t) re-assay
0
0.2
0.4
0.6
0.8
1
1.2
1.4
1.6
1.8
2

Figure 12‑4    Scatter plot showing Aya resampled drillcore (Au g/t)

Figure 12‑5    Scatter plot showing Aya resampled drillcore (Ag g/t)

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Re assayed vs original samples (Fe %)
Fe (%) original
Fe (%) re-assay
y = 1.155x
R² = 0.727
0
5
10
15
20
25
30
35
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0
5
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Figure 12‑6    Scatter plot showing Aya resampled drillcore (Fe %)

Re assayed vs original samples (Pb %) - resaled Yaxis
Pb (%) original
Pb (%) re-assay
0
0.5
1
1.5
2
2.5
3
3.5
4
4.5
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3
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5
y = 0.1719x + 1.0907
R² = 0.0001

Figure 12‑7    Scatter plot showing Aya resampled drillcore (Pb%)
Overall, the Pb data show reasonable correlation, although greater variability is observed at elevated Pb grades, typically above 1%. The Fe data show good correlation across the assayed grade range, excluding the 19 samples that returned reassayed Fe grades significantly higher than the corresponding original values. The Ag data also shows good correlation, with most samples returning grades below 100 g/t, excluding the anomalous sample discussed above. The Au data show greater scatter but remain within acceptable tolerances, with the grades encountered typically below 0.6 g/t. For the analytes reviewed by SRK, there

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appears to be a slight overall bias towards higher grades in the reassayed results. These biases are not considered material to the use of the data in the current study. Should further drill core resampling be undertaken, SRK recommends that the resampling intervals correspond as closely as practicable to the original sample intervals to improve the comparability of the datasets.
Overall, SRK considers the correlation between the original and reassayed datasets to be within acceptable tolerances, taking into consideration the different sample types (quarter core versus half core), potential different sample intervals, the relatively limited number of paired samples and the nature of the mineralization. SRK recommends that Aya investigate the reasons for the significant differences associated with the 19 Fe sample pairs discussed above, together with the anomalous Pb and Ag results. The biases observed between the datasets are not considered material to the 2026 MRE, and the overall findings are consistent with the conclusions previously reached by Aya and P&E (suitable for inclusion in a MRE).

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12.5Quality Assurance and Quality Control (QA/QC) Analysis
12.5.1Introduction
QA/QC procedures are implemented in modern exploration programs to assess the accuracy and precision of the sampling process and to check for bias and calibration of the sampling and analysis procedures. The accuracy is a measure of the sample bias and the precision, its repeatability. Poor accuracy can often be attributed to the instrument calibration, and poor analytical techniques. Whereas poor precision is often due to sampling or preparation procedures. The accuracy and precision of any sampling program can be monitored by a series of checks which may include, but are not limited to, the insertion of:
•Blank samples: Typically, these samples have a very low (known) grade of the elements of interest and are used to assess contamination between samples in laboratories.
•Certified Reference Material (CRM): are material where the grade(s) of the material has been determined by multiple laboratories by round-robin analysis and have an accompanying certificate.
•Duplicate samples including:
•Field duplicates – in core drilling, this typically represents a second sample from the same interval, typically these are quarter core samples collected from the retained half-core. These duplicates are used to test the effectiveness of the sampling method.
•Coarse duplicate – sample prepared from the reject coarse material created during sample preparation. These samples are used to check the homogeneity and effectiveness of the sample crushing and splitting stage.
•Pulp duplicate – sample prepared from the reject pulverized material created during sample preparation. These samples are used to check the homogeneity and effectiveness of the sample pulverization stage.
•Umpire Duplicate – re-analysis of the same sample (typically pulp) using a third-party laboratory. These are used to check for issues within the laboratory or analytical equipment which may introduce bias.
It should be noted that the blank and CRM datasets provided by Aya included analytical results for Au, Ag, Cu, Pb, Zn and a range of additional multi-element analyses. In contrast, the duplicate datasets supplied to SRK contained results for only Au, Ag and Mo. Consequently, SRK's assessment of duplicate sample precision was limited to these elements, other than Mo which has not been considered in SRK’s QAQC review. For completeness, SRK recommends that Aya include the full suite of analyzed elements, though as a minimum Cu, Pb and Zn should be included in the duplicate QA/QC database prior to the next MRE update. The insertion rates presented by SRK below are based on the number of Au samples associated with the QA/QC and assay database, which is biased by the resampling. Aya informed SRK that for a batch of 25 samples: one certified reference material (CRM), one blank and one field duplicate is typically inserted into the sample stream. Coarse duplicates and umpire samples are also analyzed, though they are fewer in number.
As noted above, all historical drill core from the 2018 to 2021 drilling programs was relogged and resampled with QA/QC samples by Aya during 2023, whilst the previous drilling (2017 Maya and historical BRPM) was not able to be verified through resampling. The 2018 Maya drilling program comprises the earliest drilling incorporated into the 2026 MRE and was either completed under, or subsequently resampled using, Aya modern sampling and QA/QC protocols. Consequently, these data are considered directly comparable with the subsequent Aya drilling programs and have been assessed as part of the current QA/QC review.
SRK did not review the internal laboratory QA/QC samples as part of this study. Instead, SRK's review focused on the Company's own QA/QC program.

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12.5.2Pre 2018 QA/QC
The limited drilling completed by Maya during 2017 predates the implementation of the current QA/QC program. The original drill core from the 2017 Maya program and the historical BRPM drilling programs could not be located during the current study, and the Company advised SRK that little to no routine QA/QC data are associated with the original analytical results. As the 2017 Maya and historical BRPM drillholes were excluded from the 2026 MRE, the associated analytical data have not been included in SRK's QA/QC assessment presented below. This approach is consistent with that adopted in previous studies.
12.5.3Blanks
Blank samples were routinely inserted into the sample stream throughout the modern exploration programs by Aya technicians and geologists prior to sample preparation, to monitor potential contamination during sample preparation and laboratory analysis. Blank samples were inserted at an approximate rate of 4.5%. In total, 17,206 blank samples are recorded in the QA/QC database for the period from 2018 to 2026.
The Company utilized two types of blank material. The primary blank material comprised local sandstone (labelled as Gris) and was included in all sample streams between 2018 and 2026. A second blank material comprised concrete, which was also periodically inserted into the sample stream between 2018 and 2022. Neither of the blank materials used by the Company has been independently certified.
SRK reviewed the analytical performance of the blank samples for Au, Ag, Cu, Pb and Zn. The majority of blank samples returned assay values at, or close to, the respective analytical lower detection limits, indicating that contamination during sample preparation and laboratory analysis is generally well controlled and there no evidence of systematic bias (Figure 12‑8).
Occasional isolated elevated values were identified; however, these occurrences were infrequent and did not indicate systematic contamination within the analytical program.
Although the analytical performance of the blank samples is considered satisfactory and raise no QA/QC concerns, SRK recommends that Aya consider introducing a commercially certified blank material with documented concentrations for the principal elements of interest, or alternatively undertake a round robin program on the locally sourced sandstone blank to certify this.

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Figure 12‑8    Blank performance between 2018 and 2026 (A= Au, B = Ag, C= Cu, D= Pb and E = Zn)

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12.5.4Certified reference materials
CRM’s sourced from OREAS were routinely inserted into the sample stream throughout the modern exploration programs (including the resampling program) to monitor the analytical accuracy and precision of the primary laboratory across a range of grades and material types.
Review of the CRM database indicates that Aya has utilized 31 different certified reference materials throughout the modern exploration programs. Collectively, the CRM suite provides reasonable grade coverage for the principal analytes of economic interest, (Au, Ag, Cu, Pb and Zn), encompassing both low-grade, medium-grade and high-grade mineralization expected to be encountered at the Project. Several of the CRMs were specifically developed for monitoring either precious metals (Au and Ag) or base metals and Ag and, consequently, do not contain certified values for all analytes or contain certified concentrations below the analytical reporting limits or above the grade encountered in the drilling database. Of the 31 CRMs reviewed by SRK, 11 are not certified for Au, one for Ag, and one for Zn.
Where certified values were unavailable, or where certified concentrations were below the analytical detection limits, SRK excluded those analytes from its assessment. Sufficient alternative CRMs containing appropriate certified concentrations are available to adequately assess laboratory performance across the expected grade ranges.
SRK assessed the analytical performance of the CRMs by comparing the reported assay values against the certified values and associated standard deviations supplied by OREAS for the appropriate digestion method. Results were considered acceptable where the reported assay value fell within ±2 standard deviations (SD) of the certified value, whilst results falling outside ±3 SD were considered failures requiring further investigation.
SRK completed an initial review of the CRM database supplied by Aya, which identified numerous instances where CRM sample IDs had been incorrectly assigned (mislabelled) or swapped within the database. The majority of these involved similarly named standards, such as OREAS 353 and OREAS 353B. These discrepancies were communicated to Aya during the review process and, at the time of preparing this report, the majority of the identified issues had been corrected and are therefore not presented in the figures below. A small number of sample swaps still remain in the database such as OREAS 234B and OREAS 236, these are either from the mislabelling of original samples or from samples being incorrectly assigned from other CRM’s or QA/QC sample types, SRK recommends Aya investigate these and attempt to resolve them if possible.
For Au, SRK used the certified 50 g fire assay values and associated standard deviations provided by OREAS. For Ag, SRK used the aqua regia digestion certified values and associated standard deviations for CRMs with certified Ag concentrations below 200 g/t, consistent with the routine analytical method employed by Afrilab. For CRMs with certified Ag concentrations greater than 200 g/t, SRK used the fire assay certified values and associated standard deviations, reflecting the ore-grade analytical procedure adopted by Aya. For Cu, Zn and Pb, SRK used the certified values and associated standard deviations for aqua regia digestion, where available. SRK notes that not all CRMs used by Aya are certified for aqua regia digestion for Ag <200 g/t or the base metals (Cu, Pb and Zn %), with some instead certified using other digestion methods, typically four-acid digestion. Where certified values for aqua regia digestion were not available but certified values for four-acid digestion were available, SRK assigned a lower level of confidence to the assessment of CRM performance, as the certified values are not directly comparable with the aqua regia digestion method employed by Afrilab. Nevertheless, no material issues were identified in the performance of these CRMs based on comparison with the four-acid certified values.
The CRMs that do not have certified values for fire assay analysis of Au and/or Ag (for Ag concentrations above 200 g/t), or for the base metals (Cu, Pb and Zn) using aqua regia digestion, include OREAS 100A (last inserted into the sample stream in June 2023), OREAS 354 and OREAS 994. SRK recommends that these CRMs are no longer inserted into the sample stream, as other CRMs certified for the applicable analytical methods adequately cover the typical grade ranges encountered at the Project. The exclusion of these CRMs is not considered material to the outcome of the QA/QC review. Furthermore, no material issues were

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identified in the Cu, Pb and Zn results for OREAS 354 and OREAS 994 when assessed against the available certified values, other than a small number of apparent sample swaps or mislabelling issues.
Overall, the CRM results demonstrate acceptable analytical accuracy for the principal elements of economic interest. The vast majority of analyses fall within the expected control limits, with only a limited number exceeding the ±3 SD failure limits. A number of these failures are interpreted to relate to historical CRM sample ID assignment errors. For example, the Au results for OREAS 234B suggest that several samples may have been incorrectly assigned and should instead correspond to OREAS 236. The certified base metal concentrations for this CRM are below the Afrilab reporting limits.
Several of the lower-grade CRMs exhibit comparatively poorer performance, with results falling outside the ±3 SD control limits. These CRMs generally contain analyte concentrations close to, or below, Afrilab lower detection limits, where analytical precision is expected to decrease. Although these CRMs locally exceed the QA/QC control limits, the absolute analytical differences are small and are not considered material to the assessment of laboratory performance or the 2026 MRE. Furthermore, analytical performance improves at higher analyte concentrations, providing confidence in the laboratory's performance across the grade ranges of principal economic interest.
For Pb, SRK notes that OREAS 353, is certified for a classical wet chemistry digest, and has returned a number of failures during 2022 and 2023. However, this CRM does not have a certified Pb value based on aqua regia digestion and is therefore not directly comparable with the aqua regia digestion method employed by Afrilab. Furthermore, the certified Pb concentration of 61.26% is approximately twice the maximum Pb grade contained within the Project assay database and is therefore not representative of the grades typically encountered during routine exploration or within the MRE dataset. Other Pb CRMs certified using aqua regia digestion, which cover grade ranges more representative of the Project mineralization, demonstrate acceptable analytical performance. In addition, OREAS 353 does not appear to have been routinely inserted into the sample stream after 2024.
SRK also identified two Zn CRM results reporting values greater than 100% (123% and 1299%). These values are considered anomalous and are likely to represent transcription or database errors. SRK recommends that Aya investigate and correct these records.
SRK has presented multi-CRM plots below (with rescaled y axis) in Figure 12‑9 to Figure 12‑13, which correspond to dates between 2022 to 2026, though all CRM plots are included in appendix A.
Overall, SRK considers the CRM program to demonstrate acceptable analytical accuracy and precision throughout the modern exploration programs. Following correction of the identified CRM sample ID discrepancies, no material issues were identified that would adversely affect confidence in the analytical database or the 2026 MRE.

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A

Multi-CRM Plot: Ag
Ag (ppm)
500
400
300
200
100
Jul 2022
Jan 2023
Jul 2023
Jan 2024
Jul 2024
Jan 2025
Jul 2025
Jan 2026
Date
OREAS100
OREAS137
OREAS138
OREAS139
OREAS230
OREAS234
OREAS236
OREAS240
OREAS264
OREAS315
OREAS316
OREAS317
OREAS353
OREAS353
OREAS354
OREAS601
OREAS603
OREAS608

B

Multi-CRM Plot: Ag
Ag (ppm)
3000
2500
2000
1500
1000
500
Jul 2022
Jan 2023
Jul 2023
Jan 2024
Jul 2024
Jan 2025
Jul 2025
Jan 2026
Jul 2026
Date
OREAS100
OREAS137
OREAS138
OREAS139
OREAS230
OREAS234
OREAS236
OREAS240
OREAS264
OREAS315
OREAS316
OREAS317
OREAS353
OREAS353
OREAS354
OREAS601
OREAS603
OREAS608

Figure 12‑9    Ag multi CRM plots (A = full range, B = rescaled Y axis)

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Figure 12‑10    Au multi CRM plots (A = full range, B = rescaled Y axis)

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Figure 12‑11    Cu multi CRM plots (A = full range, B = rescaled Y axis)

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Figure 12‑12    Pb multi CRM plots (A = full range, B = rescaled Y axis)

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Figure 12‑13    Zn multi CRM plots (A = full range with sample reporting 1299% Zn omitted, B = rescaled Y axis)
12.5.5Duplicates
Duplicate samples are intended to assess the repeatability of the analytical results and provide a measure of the precision associated with the sampling, sample preparation and analytical procedures. Comparison of the different duplicate sample types can also be used to identify potential issues within the sample preparation workflow, including crushing, splitting and pulverization.
SRK notes that Aya does not routinely include pulp duplicate samples within its QA/QC program, instead it typically includes field and coarse rejects within the sample stream. SRK recommends that pulp duplicates be incorporated into future QA/QC programs, as they provide an additional measure of the homogeneity of the pulverized sample and the effectiveness of the crushing and pulverization stages. Field duplicates typically exhibit greater variability than coarse reject or pulp duplicates because they incorporate the additional

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variability associated with sample collection. Consequently, pulp duplicates can provide a more sensitive assessment of laboratory precision and sample preparation performance.
SRK acknowledges that the Company's umpire laboratory program involves the re-analysis of prepared pulp samples and, therefore, provides some information on pulp homogeneity and analytical repeatability. However, the primary purpose of umpire samples is to assess analytical accuracy and identify potential bias between laboratories, rather than to routinely monitor the precision of the primary laboratory's sample preparation procedures.
SRK identified 38 duplicate sample pairs for which the duplicate sample has no reported Au assay (blank entry in the database), despite the corresponding original sample having a reported Au assay. This issue was not observed for the Ag duplicate dataset. SRK recommends that Aya investigate these records and or provide an explanation on this.
SRK also identified a number of Au and Ag duplicate pairs where assay values of zero associated with the field, coarse reject and umpire duplicate database. Specifically, 44 zero values occur within the duplicate assay column and 191 within the original assay column, despite the corresponding paired duplicate assay containing a value for the same element. Although these zero values are likely to represent assays below the analytical detection limit, this could not be confirmed from the duplicate database alone. SRK recommends that Aya review these records against the original analytical certificates and replace the zero values with the reported assay values or, where appropriate, the laboratory detection limit. Where no analytical result is available, the assay value should remain blank and the reason documented within the database, rather than assigning a value of zero.
As noted previously, SRK's assessment of the duplicate database was limited to Au and Ag, as duplicate assay results for the remaining analyzed elements (Cu, Zn and Pb) were not provided by the Company.
12.5.6Field duplicates
Field duplicate samples (recorded as COARSE_DUP_UMP by Aya) were routinely inserted into the sample stream to assess the precision of the complete sampling, sample preparation and analytical process. Overall, field duplicates were inserted at an average insertion rate of approximately 3.41% (13,019 total samples) and have date range between with 2023 and 2026. A small portion of these samples relate to the Aya resampling and the increase of additional QAQC samples.
For DD, field duplicates comprised quarter-core duplicate samples, whereby one-quarter of the drill core was submitted as the duplicate sample following routine half-core sampling. For reverse circulation (RC) drilling, field duplicates comprised second representative splits collected directly from a riffle splitter at the drill rig. These duplicate samples were intended to assess the precision associated with both the sampling procedures and the laboratory analytical process.
SRK reviewed the field duplicate results for Au and Ag via scatter graphs (Figure 12‑14) and considers in general the duplicates are in reasonable agreement with their original sample grades, as noted by the moderate to high statistical correlation for Ag (R2= 0.83) and Au (R2=0.80), and visual inspection of the graphs. The coarse reject duplicate graphs are also impacted by zero values in the original value, though this will not impact the R2value. The observed variability is consistent with that expected for polymetallic mineralization and is considered acceptable for the 2026 MRE.

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A. Au

Duplicate Analysis: COARSE_DUP_UMP - Au
COARSE_DUP_UMP
1:1 Line
±10%
Regression Line
y = 0.882x + 0.014
R² = 0.7971
Duplicate (ppm)
Original (ppm)
0
5
10
15
20
25
30
35
40
0
10
20
30
40

B. Ag

Duplicate Analysis: COARSE_DUP_UMP - Ag
COARSE_DUP_UMP
1:1 Line
±10%
Regression Line
y = 1.060x + 0.058
R² = 0.8346
Duplicate (ppm)
Original (ppm)
0
500
1000
1500
2000
2500
3000
3500
0
500
1000
1500
2000
2500
3000
3500

Figure 12‑14    Field duplicate performance between 2018 and 2026 (A = Au and B = Ag)

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12.5.7Coarse reject duplicates
Coarse reject duplicate samples are intended to assess the repeatability of the laboratory analyses while also providing a measure of the consistency of the crushing and sample splitting procedures. As the duplicate samples originate from the same sample, they can also be used to identify potential issues associated with sample preparation prior to analysis.
Coarse reject duplicate samples (recorded as DUP by Aya) were routinely included within the QA/QC program between 2018 and 2024 to assess the repeatability of the sample preparation and analytical procedures. These duplicate samples were generated from the crushed reject following primary crushing and were submitted to the laboratory as blind samples. The DUP samples represent an average insertion rate of approximately 0.30% (1,154 total samples).
In 2025, Aya introduced a second coarse reject duplicate sample type, recorded as DUP_REJECT. These samples comprised crushed coarse reject material randomly selected from approximately one month's sample preparation and were submitted to the laboratory as blind samples, though this has not continued into 2026. DUP_REJECT samples represent an average insertion rate of approximately 0.06% (218 samples in total). As both sample types assess the repeatability of the crushing, splitting and analytical stages of the sampling protocol, SRK has evaluated the two datasets collectively within this section.
SRK reviewed the coarse reject duplicate results for Au and Ag via scatter graphs (Figure 12‑15) and considers that, in general, the duplicate samples are in reasonable agreement (Ag R2=0.73 and 0.43 and Au R2 = 0.63 and 0.19) with their corresponding original sample grades, as demonstrated by the moderate to high statistical correlation and visual inspection of the scatter plots, other than DUP_REJECT for Au which has a R2 of 0.19. This can be explained due to the limited number of duplicate pairs, some of these elevated grades exhibit greater variability within the higher-grade mineralized intervals. In addition a small number of duplicate pairs also comprise one sample reported at, or close to, the analytical detection limit and the corresponding paired sample returning an elevated Au grade (this clearly impacts DUP_REJECT). The coarse reject duplicate graphs are also impacted by zero values in the original value, though this will not impact the R2value. These discrepancies warrant further investigation by Aya to confirm the recorded assay values and ensure that no data transcription or database errors have occurred. The coarse reject duplicate dataset also comprises fewer sample pairs than the field duplicate dataset. Consequently, individual discrepancies or outliers have a proportionally greater influence on the statistical correlation observed for the coarse reject duplicates. Overall, SRK considers the coarse reject duplicate results to demonstrate acceptable sample preparation precision for the purposes of the 2026 MRE.
Given the nature of the polymetallic sulphide mineralization, the level of variability observed is considered reasonable and does not indicate a systematic issue with the sample preparation procedures.

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A. DUP - Au
Duplicate Analysis: DUP - Au
DUP
1:1 Line
±10%
Regression Line
y = 0.767x + 0.115
R² = 0.6215
Duplicate (ppm)
Original (ppm)
B. DUP - Ag
Duplicate Analysis: DUP - Ag
DUP
1:1 Line
±10%
Regression Line
y = 0.597x + 5.432
R² = 0.7326
Duplicate (ppm)
Original (ppm)
C. DUP_REJECT - Au
Duplicate Analysis: DUP_REJECT - Au
DUP_REJECT
1:1 Line
±10%
Regression Line
y = 1.173x + 0.086
R² = 0.1888
Duplicate (ppm)
Original (ppm)
D. DUP_REJECT - Ag
Duplicate Analysis: DUP_REJECT - Ag
DUP_REJECT
1:1 Line
±10%
Regression Line
y = 1.010x + 5.947
R² = 0.4311
Duplicate (ppm)
Original (ppm)

Figure 12‑15    Coarse rejects (DUP and DUP_REJECT) inserted by Aya into the sample stream for Au and Ag.

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12.5.8Umpire analysis
Umpire laboratory samples have been submitted to an independent laboratory to assess the analytical accuracy and reproducibility of the primary laboratory results, and to identify any potential analytical bias between laboratories, this was undertaken in 2022, 2023 and 2025. These samples were submitted at a rate of 0.16% (626 total samples).
During the 2022 to 2024 drilling programs, umpire analyses were completed by ALS Seville, Spain. The 2025 Preliminary Economic Assessment notes that, during 2024/2025, Aya commissioned a new ALS laboratory at its Zgounder Mine, Morocco, and subsequent Boumadine umpire samples were submitted to this laboratory for analysis. It should be noted this laboratory only became operational towards the end of 2024.
SRK reviewed the available umpire laboratory results for Au and Ag via scatter plots (Figure 12‑16) and considers that, in general, the Ag (R2=0.96) umpire assays are in good agreement with the corresponding primary Afrilab analytical results, though the Au values (R2=0.57) show a poorer correlation but still within acceptable tolerances for the purposes of the 2026 MRE.
Additional variability is evident at the lower end of the Au grade distribution, where the primary Afrilab analyses commonly report values at the laboratory detection limit of 0.05 g/t Au, whereas the corresponding ALS umpire assays may report lower concentrations, possibly due to the lower reporting limits of the analytical methods employed by ALS. SRK recommends that future umpire analyses are undertaken using analytical methods with reporting limits comparable to those used by the primary laboratory wherever practicable, as differences in analytical detection limits can adversely influence the statistical correlation between the primary and umpire datasets.
In addition, the umpire duplicate dataset comprises fewer sample pairs than the field duplicate dataset and is further affected by the presence of zero values. Consequently, individual discrepancies and outliers have a proportionally greater influence on the overall statistical correlation observed for the umpire dataset. SRK recommends that Aya continues its routine umpire sampling program throughout future drilling campaigns and considers submitting representative samples from the 2024 drilling program. Aya could also consider increasing the amount of umpire samples sent to ALS.
Overall, SRK considers the umpire reject duplicate results appear to show no bias associated with the primary assay laboratory.

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A. Au

Duplicate Analysis: EXT_CHECK - Au
y = 0.939x + 0.108
R² = 0.5685
EXT_CHECK
1:1 Line
±10%
Regression Line
Duplicate (ppm)
Original (ppm)
0
5
10
15
20
25

B. Ag

Duplicate Analysis: EXT_CHECK - Ag
y = 0.965x + 0.093
R² = 0.9619
EXT_CHECK
1:1 Line
±10%
Regression Line
Duplicate (ppm)
Original (ppm)
0
200
400
600
800
1000

Figure 12‑16    Umpire duplicate samples sent to ALS by Aya for Au and Ag

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12.6SRK Comments
SRK considers the Company's QA/QC program implemented throughout the modern exploration programs to be appropriate for the purposes of geological modelling and MRE. The routine insertion of CRMs, blank samples, field duplicates, coarse reject duplicates and umpire laboratory samples provides a comprehensive framework for monitoring analytical accuracy, precision and contamination. The CRM suite provides appropriate grade coverage for the principal analytes of economic interest (Au, Ag, Cu, Pb and Zn), and SRK's review indicates that the vast majority of CRM results fall within the expected control limits. Although a limited number of CRM failures were identified, these are primarily associated with low-grade standards containing analyte concentrations close to the analytical reporting limits and historical CRM sample ID assignment issues which were rectified by Aya.
SRK recommends that OREAS 100A, OREAS 354 and OREAS 994 are no longer included in the sample stream, as these CRMs do not have certified values for the applicable aqua regia or fire assay methods employed by Afrilab. Consequently, results for analytes without certification for the applicable analytical method are not directly comparable with the analytical methods employed by Afrilab. In some cases, certified values are available for alternative analytical methods, including four-acid digestion or classical wet chemistry, typically for CRMs containing elevated base metal concentrations. Although SRK assigned a lower level of confidence to comparisons based on these alternative certified values, no material issues were identified in the performance of these CRMs. Other CRMs certified for the applicable aqua regia digestion method provide appropriate coverage of the grade ranges encountered within the Project mineralization and, therefore, the absence of directly comparable certified values for OREAS 100A, OREAS 354 and OREAS 994 is not considered material to the outcome of the QA/QC review.
A small number of apparent sample swaps or mislabelling issues remain within the QA/QC database, resulting either from the mislabelling of original drill core samples or from samples being incorrectly assigned to other QA/QC sample types, including potentially other CRMs. This includes apparent misassignments between OREAS 234B and OREAS 236. SRK also identified two anomalous Zn CRM results reporting concentrations of 123% and 1,299%, which are considered likely to represent transcription or database errors. SRK recommends that Aya investigate these outstanding discrepancies and correct the QA/QC database where appropriate.
SRK also notes that drill core from the 2018 to 2021 drilling programs was relogged and resampled accompanied with QA/QC samples by Aya during 2023. Consequently, the QA/QC data associated with these drillholes generally reflects the 2023 resampling program, rather than the original drilling dates, and this should be considered when interpreting temporal trends within the QA/QC dataset.
The blank sample review indicates that contamination during sample preparation and laboratory analysis is generally well controlled. Field and coarse reject duplicate results demonstrate acceptable analytical precision for the style of polymetallic mineralization encountered at the Project, although a small number of database issues were identified, including zero assay values and missing Au duplicate results, which SRK recommends Aya investigate and correct prior to the next MRE update. SRK recommends that Aya incorporate routine pulp duplicate samples into future QA/QC programs to provide an additional assessment of pulverization performance and sample homogeneity.
Overall, no serious QAQC issues are evident from these results. The QAQC analyses presented are adequate and the data is of a sufficient quality to support the subsequent geological modelling, grade and tonnage estimates presented in this report, though there is opportunity for improvement.

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13.0MINERAL PROCESSING AND METALLURGICAL TESTING
13.1Introduction

Several testwork programs have been carried out at different laboratories for the Boumadine Project, with the first pilot test program carried out between 1986-1991 and the latest lab test program completed in 2024. Tested materials have included hist orical tailings, fresh rock, and produced pyrite concentrate samples. A summary of both the historical and recent test programs is provided in Table 13-1.
Table 13-1    Summary of Testwork Programs

Testwork Program	Mineralogy	Comminution	Gravity	Flotation	Direct Cyanidation/CIL	Chlorination	Roast – CIL/Cyanidation	POX – CIL/Cyanidation	BIOX – CIL/Cyanidation	Albion – CIL/Cyanidation	MACH Reactor - Cyanidation
SODIM / BRPM SODECAT 1986-1991 (Pilot-scale)				✓
URSTM 2011 (tailings sample)					✓
Nicromet 2013 (tailings sample)						✓
CINF 2017 (tailings sample)					✓		✓	✓
SGS Lakefield 2018 (tailings and fresh rock samples)		✓		✓	✓		✓	✓
SGS Lakefield 2019 (fresh rock sample)	✓			✓	✓			✓		✓
SGS Lakefield 2022 (composited fresh rock sample)	✓	✓	✓	✓	✓		✓		✓	✓
AFRILAB 2023 Sample Campaign (fresh rock)	✓
SGS Lakefield 2023-2024 (composited fresh rock and pyrite concentrate samples)	✓		✓	✓			✓	✓
Mintek 2024 (pyrite concentrate sample)					✓						✓
BGRIMM 2025 (bulk pyrite concentrate sample)	✓						✓
Details of the historical testwork (1986-2017) can be found in the published Technical Report and Preliminary Economic Assessment on the Boumadine Project issued on 24 May 2019. Since the results have not been used in the development of the process design criteria, they will not be further discussed in this report. Details of the testwork done by Mintek (2024) have also not been provided since the results were not used toward the development of the process plant design and contained confidential information.
The metallurgical sampling locations for the material tested in the recent programs (2021-present) are shown by disks in the cross-sectional model renderings shown in Figure 13-1.

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Figure 13-1    Metallurgical Sampling Locations

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13.1.1SGS Lakefield Testwork Program – 2018
In 2018, SGS Lakefield conducted a metallurgical test program on fresh rock and tailings samples from the Boumadine Project. The fresh rock sample (Sample #1) was screened at 10 mesh and any oversize was crushed to pass 10 mesh. It was then homogenized and rotary split into the required test charges. A total of nine tailings samples (Sample #2, 10350, 10351, 10352, 10353, 10358, 10359, 10360 and 10361) were received, which were also homogenized (individually) and split the required test charges.
The testwork program included:
•Head analysis.
•Grindability testing (for fresh rock sample only).
•Flotation testing.
•Cyanidation testing.
•Roast-CIL testing.
•POX-CIL testing.
13.1.1.1Head Analysis
Representative aliquots of each sample were submitted for chemical analysis including whole rock analysis, ICP scanning, fire assay for Au and Ag, LECO for total sulphur and sulphides, XRF for Pb, Zn, and Cu by, and comprehensive analysis for other elements by ICP-MS and fire assay / ICP. The results for elements of interest are shown in Table 13-2.
Table 13-2    Head Analysis of Fresh Rock and Tailings Samples

Element	Units	Sample ID
		Sample #1	Sample #2	10350	10351	10352	10353	10358	10359	10360	10361
S.G.	-	4.04	3.4	2.31	2.41	2.31	3.1	-	-	-	-
Fire Assay
Au	g/t	4.29	3.20	1.79	1.34	1.58	2.16	1.75	2.10	3.26	2.52
Ag	g/t	-	-	-	-	-	-	120	165	201	136
LECO
S	%	37.0	27.8	12.4	14.9	13.0	23.3	14.4	24.1	22.8	28.7
S=	%	36.1	24.5	0.40	5.21	0.53	20.0	-	-	-	-
XRF
Pb	%	0.41	0.30	0.31	0.23	0.33	0.64	0.35	0.55	0.31	0.30
Zn	%	1.34	0.098	0.77	1.00	0.68	1.03	0.60	1.19	0.21	1.12
Cu	%	0.18	0.012	0.028	0.045	0.043	0.17	0.044	0.12	0.016	0.051
13.1.1.2Grindability Testwork
The fresh rock sample was submitted for the Bond ball mill grindability test performed at 100 mesh of grind. The Bond ball mill work index (BWi) was determined to be 10.7 kWh/t, falling in the moderately soft range of SGS’s database.
13.1.1.3Flotation Testwork
Rougher Kinetic Flotation Testing

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Open circuit batch rougher kinetic flotation tests were conducted on the Sample #1 (fresh rock) and Sample #2 (tailings).
The fresh material sample responded reasonably well to conventional lead / zinc / pyrite flotation process. Open circuit batch rougher flotation tests on the fresh rock sample resulted in 69.7% recovery of lead to a lead rougher concentrate at a grade of 7.8% Pb, and 16.7% of the gold also reported to the lead concentrate. The zinc rougher concentrate graded 36.8% Zn with 81.9% recovery at low mass pull (3.3%). The pyrite rougher circuit recovered 92% of the sulfur with high mass pull of 68.6%. The pyrite rougher concentrate sulphur grade was 50.7% and recovered 79.5% of the gold.
For the tailings sample, it was discovered that the pH of the pulped sample was very low following grinding. The quantity of lime required to raise the pH to 8.5 for flotation was very high and weight loss was observed during flotation. For the second test on Sample #2 material, the sample was washed, ground, filtered and washed again prior to flotation. The filtrate and wash solutions were analyzed and showed a high concentration of iron, indicating the presence of soluble salts which were contributing to the low pH and high lime consumption. A bulk sulphide flotation was performed on the washed tailings, producing a pyrite rougher concentrate recovering 99.6% of the sulphides and 91.3% of the gold at grades of 49.3% S and 6.1 g/t Au.
Cleaner Flotation Testing
Open circuit batch cleaner flotation tests were performed on Sample #1. The first test attempted to produce lead, zinc, and pyrite concentrates. A lead 4th cleaner concentrate grading 33.1% Pb was produced with 56.7% Pb recovery. The zinc 3rd cleaner concentrate assayed 51% Zn with 78% Zn recovery. The pyrite rougher concentrate contained 49.8% S and 3.4 g/t Au with recovery rates of 92.4% S and 73% Au. The pyrite rougher tails assayed 0.2 g/t Au. Most of the gold losses were in the lead circuit.
A second test was performed without lead flotation. A zinc concentrate was produced grading 46.4% Zn, but with only 47.6% recovery. The pyrite rougher concentrate assayed 49.8% S and 5.28 g/t Au, with 97.5% S recovery and 87.5% Au recovery. The gold loss to the zinc circuit was 11%, and the pyrite rougher tails assayed 0.22 g/t Au. 85.2% of the contained lead reported to the pyrite concentrate.
A third test was performed to produce pyrite concentrate for downstream testing (roast / CIL). A lead rougher stage was included to reduce the amount of lead in the pyrite concentrate. A zinc concentrate grading 54.2% Zn was produced with 79.5% Zn recovery. The pyrite concentrate graded 51% S and 5.18 g/t Au with sulphur recovery at 93.9% and gold recovery at 80.9%. The major gold loss was to the lead rougher concentrate at 15.5%. The pyrite concentrate was submitted for a roast / CIL test.
13.1.1.4Cyanidation Testwork
Five cyanide bottle roll tests were completed on tailings samples (Sample #2, 10350, 10351, 10352 and 10353) and two tests on pyrite concentrate samples after fine grinding to <10 microns (μm).
The tailings samples were washed before leaching. Lime and NaCN consumptions were high and further weight losses occurred during the leaching period. The normalized recoveries (based on residue and direct head grades) ranged from 25-69%.
The lime and NaCN consumptions for the pyrite concentrate samples were also high, and the overall normalized recoveries were 38-41%.
Silver recoveries were higher with the overall normalized recoveries ranging between 47-98% for the tailings samples and 59-73% for the pyrite concentrate samples.
13.1.1.5Roast-CIL Testwork
Four roasting tests were completed – two on the obtained flotation concentrate and two on the tailings composite samples. The tests were conducted as two-stage roasts, in a static muffle furnace for a total of

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four hours (two hours per stage). The sample was stirred every 15 minutes during the second stage. All sulphide sulphur was oxidized during roasting.
Each calcine was subsequently subjected to a standard cyanidation test as CIL, with 2 g/L NaCN, 10 g/L carbon for 24 hours. The RST-2 calcine (CN-9 feed) was ground in an attrition mill to <10 μm prior to cyanidation. The CIL testing results are listed in Table 13-3.
Gold extraction from the calcines ranged from 45% to 85%, whereas silver recovery ranged from 5% to 72%. The poor recovery from the fully oxidized calcine could have been due to the presence of 0.15% to 0.25% lead in the pyrite concentrates, which was known to cause problems in the roasting process.
13.1.1.6POX-CIL Testwork
Seven pressure oxidation (POX) tests were completed on the obtained flotation concentrate and tailings composite samples. The POX tests were carried out in standard Parr 2 L titanium autoclaves. The pulp density in the POX tests was dictated by the sulphide sulphur grade in the POX feed and the need to create autothermal heating conditions. The POX feed was pre-acidulated to pH 1.5 for 30 minutes by addition of sulphuric acid. After POX, the pulp was filtered, and the solids were washed. POX residues were sub-sampled for analysis and the remaining residue forwarded for CIL. POX-4 through POX-7 tests evaluated the effect of Hot Curing (HC) and Lime Boiling (LB) on subsequent lime consumption and silver recovery during CIL. The POX-CIL results are summarized in Table 13-4.
Gold recovery from the flotation concentration after POX 1 pressure oxidation (POX CIL1) was high, at 97.4%. However, lime consumption was extremely high at 321 kg/t (POX feed basis). Silver recovery was low at 49%. The results are related to the chemistry in the pressure oxidation process, with high sulphide feeds tending to produce significant amounts of basic iron sulphate and silver jarosite. The sulphate ion in basic iron sulphate does not react with limestone and can only be neutralized with lime. Therefore, copious amounts of lime were consumed during neutralization of the POX residue prior to and during cyanidation. In addition, it is well known that silver jarosite is insoluble in cyanide solution. These are well known phenomena in processing of refractory gold sulphide concentrates by pressure oxidation.
The consumption of lime by the POX 4 residue was reduced significantly to 16.8 kg/t in the POX CIL 4 test, by employing a Hot Cure stage after pressure oxidation. Silver recovery in this test, however, dropped from 49% in POX CIL 1 to just 1.2%, indicating that more silver jarosite formed during hot curing.
In the final test on the flotation concentrate, POX CIL 6, the autoclave slurry was first subjected to Hot Curing, followed by solid-liquid separation and washing of the residue. The washed solids were then subjected to a Lime Boil stage, which is designed to breakdown the silver jarosite complex. Excess lime is added to the slurry (generally 100 to 200% stoichiometric excess of the sulphate in the solids), which is then held near boiling temperature for several hours. The overall lime requirement was 60 kg/t, and recovery of both gold and silver were high after lime boiling, at approximately 98%.

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Table 13-3    Roast-CIL Results

Test ID	Feed	Temperature °C		Sulphide S %		Reagent Addition kg/t		Reagent Consumption kg/t		CIL Recovery %
		Stage 1	Stage 2	Stage 1	Stage 2	NaCN	CaO	NaCN	CaO	Au	Ag
RST-1	F7 Pyrite Con	400	700	49.6	<0.05	2.82	1.16	1.02	1.16	62.5	9.1
RST-2	240g F7 Pyrite Con +10g Pb Con	400	700			4.17	4.29	3.91	4.27	84.8	72.5
RST-3	Oxidized Tailings Comp	650	800	8.62	<0.05	2.62	1.19	1.02	1.18	68.7	7.0
RST-4	Non-Oxidized Black Tailings Comp	650	800	24.3	<0.05	3.39	1.54	1.54	1.52	44.8	4.7
Table 13-4    POX-CIL Results

Test ID	Feed	Product to CIL	Lime Boil CaO addition		Reagents (kg/t of POX feed)				CIL Recovery %
					Added		Consumed
			kg/t LB feed	kg/t POX feed	NaCN	CaO	NaCN	CaO	Au	Ag
POX CIL 1	F7 Pb Ro Con & F7 Pyrite Con	POX 1 residue	-	-	7.24	320.8	3.55	320.8	97.4	49.2
POX CIL 2	Oxidized Tailings Comp	POX 2 residue	-	-	1.96	93.2	1.00	93.2	87.7	12.1
POX CIL 3	Non-Oxidized Tailings Comp	POX 3 residue	-	-	2.21	73.7	0.61	73.6	95.4	3.5
POX CIL 4	F7 Pb Ro Conc & F7 Pyrite Conc	POX 4 HC residue	-	-	6.56	16.8	4.45	16.8	97.6	1.2
POX CIL 5	Non-Oxidized Tailings Comp	POX 5 HC residue	-	-	1.49	2.4	0.37	2.2	43.7	65.7
POX CIL 6	F7 Pb Ro Conc & F7 Pyrite Conc	POX 6 HC-LB residue	263	59.2	2.11	0.6	0.90	0.6	98.2	97.6
POX CIL 7	Non-Oxidized Tailings Comp	POX 7 HC-LB residue	40.1	23.8	1.39	0.4	0.25	0.3	71.6	81.4

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13.1.2SGS Lakefield Testwork Program - 2019
In 2019, further metallurgical testwork was carried out on the fresh rock sample that was used in previous 2018 program. The sample was stored in the freezer and therefore was considered with the same characteristics to samples tested in the previous program.
Sequential flotation was carried out on the ground sample to produce a pyrite concentrate for gold recovery testwork, including baseline cyanidation, POX, and Albion Process™. The Albion Process™, developed by Xstrata Pty Ltd. (Glencore Technology Pty Limited) is a combination of fine grinding and exothermic oxidative leaching without the need for pressure treatment or external heating.
Open circuit batch rougher flotation tests resulted in a lead rougher concentrate with a grade of 10.4% Pb at a recovery of 67.0%, along with 12.9% of the gold and 43.7% of the silver, which also reported to the lead concentrate of grades of 19.8 g/t and 6,906 g/t, respectively. The zinc rougher concentrate graded 51.1% Zn at 68.8% recovery with a low mass pull (1.9%). The pyrite rougher circuit recovered 93.9% of the sulphur to the concentrate, with a high mass pull of 70%.
A full chemical head analysis and a semi-quantitative XRD analysis were conducted on the pyrite concentrate. The concentrate had a sulphur grade of 51.0% with 4.96 g/t Au and 310 g/t Ag, and the concentrate sample was found to be composed of 94% pyrite with just over 5% quartz and less than 1% each of arsenopyrite and chalcopyrite.
A bottle roll cyanidation test was conducted on the pyrite concentrate to serve as a baseline for comparing the gold recoveries after processing the pyrite concentrate by either the Albion or POX processes. The concentrate was first attrition-ground (250 g at 50% solids for 30 minutes), resulting in a product D80 of 4.47 µm (determined via Malvern analysis). The CIL conditions were 5.0 g/L NaCN with oxygen sparging at 40% solids with 15 g/L carbon for 24 hours.
The Albion Process™ testing at SGS Lakefield is accredited by Glencore Technology. The attrition-ground solids were pulped to 10%, heated to 95 °C and the slurry was first acidified using sulphuric acid to a pH of 4.5 until the pH started to fall naturally. Oxygen was sparged into the pulp at ~1 L/min and alkali addition in the form of 20% solids limestone slurry (CaCO3) was added via a pH controller to control the pH at 5.5. The test ran for a period of ~52 hours with constant monitoring of pH, ORP and limestone additions were recorded. Hot water was added to the pulp throughout the leach to make up for any evaporative losses. The residue from Albion leaching was then subjected to CIL, under the same conditions as for the baseline test.
With the relatively low level of sulphide oxidation obtained in the first Albion leach test (Neutral Albion-1R), a repeat test was carried out. In the repeat Albion test (Neutral Albion-1R), the pyrite concentrates leach residence time was increased from 52 to 72 hours and the oxygen sparging rate was increased from 1 L/min to 1.7 L/min. Initial acid addition to kick-start oxidation was 2 kg/t lower than in the first test at 21 kg/t H2SO4. Alkali addition of 1,209 kg/t CaCO3 was almost three times the amount used in the first test (440 kg/t).
Three identical POX tests were conducted, and the products were combined for downstream testing (hot cure, lime boil and CIL). The pulp was pre-acidulated for 30 minutes at pH 1.5 with sulphuric acid in 2 L titanium autoclave vessels. After 30 minutes, the autoclave was sealed, pressure tested and heated to target temperature. The tests were run at 225 °C for 60 minutes, with 690 kPa (~100 psi) of oxygen over pressure applied. The three POX pulps were combined and heated to 95°C for four hours in a 4 L Pyrex vessel with a lid and overhead mechanical agitation (Hot Curing process, to re-dissolve basic iron sulphate to ferric sulphate in solution). The washed hot cure residue was pulped to 10% solids and boiled at 95°C for six hours at a reagent addition of 35.8 kg/t POX feed (Lime Boiling process, to break down the silver jarosite complex). After six hours, the pulp was forwarded for CIL testing.
The CIL testing results of the three gold recovery processes are summarized in Table 13-5. The baseline test had high addition and consumption rates for NaCN and demonstrated good silver recovery at 84%, but poor recovery of 17%. CIL on the Albion leached product (NA-1, obtained from 52 hours Albion leaching) resulted in

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slightly higher gold recovery to 45% with similar silver extraction (85%) as the baseline. The repeated Albion test (NA-2, 72 hours) resulted in CIL leaching recovery of 81% for gold and 92.3% for silver. It was anticipated that with further optimization of the Albion conditions, further sulphide oxidation can likely be achieved and gold extraction from the residue increased even further. Pressure Oxidation of the pyrite concentrate, followed by hot curing and lime boiling, provided the best extraction of the three processes – with extractions of 98% and 96%, respectively.
Table 13-5    CIL Results Summary

Test	Reagents (kg/t of CIL feed)				Recovery %		CIL Residue g/t
	Added		Consumed
	NaCN	CaO	NaCN	CaO	Au	Ag	Au	Ag
CIL-1 Baseline	24.9	1.83	22.3	1.60	17.3	83.9	4.07	48
CIL-2 Neutral Albion-1	3.85	11.7	3.52	11.6	45.4	84.8	1.65	29.4
CIL-4 Neutral Albion-1R	5.46	6.79	5.11	6.79	81.0	92.3	0.37	8.6
CIL-3 POX-HC-LB*	2.23	3.98	1.52	3.98	98.2	96.6	0.41	47.6
*35.8 kg/t CaO added during LB prior to CIL-3.
13.1.3SGS Lakefield Testwork Program - 2022
The 2022 test program by SGS Lakefield was carried out on a composite of 75 samples received from the Boumadine deposit (called the Main Composite). The samples were crushed, blended and split to portions for chemical and mineralogy analysis, comminution testing (BWi), and metallurgical testing including:
•Gravity separation.
•Flotation (open circuit and locked cycle).
•Direct CIL cyanidation of pyrite flotation concentrate.
•BIOX-CIL.
•Albion Leach™-CIL.
•Roast-CIL.
13.1.3.1Head Analysis
The chemical analysis included gold and silver by fire assay, total organic carbon, total carbon, sulphide sulphur, mercury, lead, zinc, and a multi-element ICP scan. The results for the elements of significant interest are shown in Table 13-6.
Table 13-6    Composite Sample Head Analysis

Element	Au g/t	Ag g/t	As g/t	Cu %	S= %	Pb %	Zn %
Assay	3.33	113	834	1.94	26.5	1.00	2.25
13.1.3.2Mineralogy
X-Ray Diffraction
The XRD results provided the overall mineral composition of the composite sample as summarized in Table 13-7. Slightly more than 40% of the sample weight were sulphides with the most common being pyrite.

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Table 13-7    Composite Sample Mineralogy

Mineral	% Weight
Quartz	34.6
Pyrite	32.6
Muscovite	17.1
Chlorite	3.3
Sphalerite	3.2
Gypsum	2.9
Arsenopyrite	2.8
Biotite	1.7
Galena	0.9
Chalcopyrite	0.9
Total	100
TIMA-X
A portion of the sample was stage-crushed, targeting a P80 of 75 µm but obtaining a true P80 of 220 µm. The sample was screened into +53 µm and -53 µm fractions. The modal mineralogy, liberation and association characteristics of sulphides, and gold and silver deportment of the samples were characterized by Tescan Integrated Mineral Analyzer (TIMA-X) technology using the High-Resolution Mapping method. The results for both size fractions were combined to represent the composite sample.
Modal Mineralogy
The sulphides in the composite sample were found to consist of mainly of pyrite (55.5%), sphalerite (4.1%), arsenopyrite (3.2%), galena (1.4%), and trace amounts of chalcopyrite (0.4%), pyrrhotite (0.1%), and tetrahedrite (0.06%). The remainder of the sample was found to be composed of quartz (21.7%), micas/chlorite/clays (10.6%), and trace amounts (<1% each) of other minerals.
A discrepancy was observed between the quartz and pyrite grades obtained by the XRD and TIMA analyses, which was attributed to potential gravity settling during sample preparation.
Sulphide Liberation and Association
At the grind size P80 of 220 µm, the liberation and mineral association of the key minerals of interest were as follows:
•A high amount of the contained pyrite was found to be free and liberated (approximately 94%). The increase of pyrite liberation from the +53 µm to -53 µm size fraction was minimal at 2%.
•Approximately 77% of the contained arsenopyrite was free and liberated. The increase of arsenopyrite liberation between the +53 μm to -53 μm size fractions was significant at 24%.
•Approximately 78% of the contained sphalerite was free and liberated. The increase of sphalerite liberation between the +53 μm to -53 μm size fractions was significant at 47%.
•Approximately 65% of the contained galena was free and liberated. The increase of galena liberation between the +53 μm to -53 μm size fractions was significant at 60%.
•The remainder of the arsenopyrite, sphalerite and galena occurred as complex particles and middlings with pyrite and quartz / feldspars.
Based on individual particle liberation and grade, mineralogically limited grade-recovery analyses were carried out to indicate theoretical maximum achievable grade by recovery of the sulphide minerals. The analysis projected:

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•Galena grades between 100% and 58% for recoveries of between 54% and 87%.
•Sphalerite grades between >99% and 63% for recoveries of between 69% and 96%.
•Arsenopyrite grades between >99% and 72% for recoveries of between 56% and 96%.
Gold and Silver Mineralogy
69% of the contained gold in the composite sample was determined to be native gold and 30% was electrum. The gold grains were generally very fine (<15 µm) with 78% of the gold grains below <3 µm, accounting for 23% of the gold by mass. The gold minerals were poorly liberated, with pure, free and liberated grains accounting for only 12.4% of the total. Non-liberated grains occurred as middlings with pyrite (45.8%), and sphalerite (1.8%), and complex particles (40.0%). These phenomena suggested that achieving high gold concentrations by physical means would be unrealistic, and that leaching extraction would need to follow a high degree of pyrite oxidation.
Silver was found to be widely distributed as native silver (20%) with the remainder occurring as acanthine, electrum, tetrahedrite, polybasite, freibergite, jalpaite, native gold, and others. Only 1.6% of the silver minerals were free, pure and liberated, with the remaining non-liberated particles occurring as middlings with pyrite (25.8%) and quartz / feldspars (4.1%), and predominantly as complex particles (67.4%).
13.1.3.3Comminution Testing
The Main Composite sample was submitted for the Bond ball mill grindability test performed at a 150 mesh of grind. The measured Bond ball mill work index (BWi) was 15.4 kWh/t, falling in the moderately hard range when compared to SGS’s database.
13.1.3.4Gravity Separation Testing
1.8 kg of the Main Composite sample was used for the test feed. The feed was ground in a laboratory rod mill to a P80 of 78 μm. The mill discharge was passed through a Knelson MD-3 Concentrator, collecting a concentrate and producing tailings. The Knelson concentrate was further upgraded on a Mozley mineral separator. The final concentrate represented 0.1% of the feed mass and graded 312 g/t Au and 747 g/t Ag. The combined Knelson and Mozley tailings assayed 1.55 g/t Au and 117 g/t Ag. The recovery to the final Mozley concentrate was 19% Au and 0.7% Ag. The results indicated that gravity separation would add little value to the flowsheet.
13.1.3.5Flotation Testwork
Open circuit rougher and cleaner tests were completed on the Main Composite sample, attempting to produce a saleable lead / gold / silver concentrate and a pyrite concentrate with the maximum amount of gold and silver, along with a zinc concentrate that would be floated prior to pyrite flotation. Locked cycle testing was also completed to determine the effect of recirculating middling products, to test the robustness of the conditions and to produce a pyrite concentrate for downstream testing.
Rougher Flotation Tests
The baseline lead-zinc-pyrite kinetic test was completed at a primary grind P80 of 58 μm. The reagents and grind size were varied in the subsequent tests. These test conditions produced a lead-gold-silver concentrate grading 9.39% Pb, 3.47% Zn, 1.60 % As, 30.8% S, 12.4 g/t Au, and 678 g/t Ag in the baseline test. The concentrate recovered 87% of lead, 32.8% of gold, and 53.9% of Ag. However, 14.8% of the Zn and 13% of the As also reported to the lead rougher concentrate.
Further tests were conducted with the objective of increasing the grade of the lead-gold-silver concentrate and a pyrite concentrate containing the remainder of the gold and silver. The tests investigated different reagent schemes and grind sizes. The main objective of these tests was to reduce the amount of zinc reporting to the

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lead concentrate. Various zinc / sulphide depressants, in addition to ZnSO4 and NaCN, were tested, such as sodium sulphide, sodium sulphite, and sodium metabisulphite. None of these alternatives significantly reduced the level of zinc in the rougher concentrate. The zinc recovered to the lead concentrates ranged from14% to 25%. The combined lead + pyrite concentrates all achieved recoveries of greater than 90% gold and 85-87% silver.
Two flotation tests were performed at finer grind sizes of P80 of 37 μm. The finer grind did not appear to have any effect on overall grades or recoveries, although reagent additions also differed from the coarser ground tests.
Bulk Sulphide Flotation Test
A single bulk sulphide flotation test was conducted a neutral pH, producing a concentrate with 1.53% Pb, 3.52% Zn, 1.79% As, 44.1% S, 5.16 g/t Au and 185 g/t Ag. The recovery of all elements was very high (>96%), but the concentrate mass pull was also very high at 58.7%.
Cleaner Flotation Tests
Four open circuit batch cleaner flotation tests were performed on the Main Composite sample, trialling various circuit arrangements, grind sizes and flotation reagents conditions. The results showed that adding sodium cyanide to the lead flotation circuit helped to depress sphalerite and pyrite flotation, decreasing the amount of zinc in the lead concentrate by 50%. Implementing a zinc regrind helped improve the zinc concentrate grade slightly but the recovery increased more significantly from 59.7% to 74.8%. Implementing a finer lead grind produced a higher-grade concentrate with lower zinc content but reduced overall recovery. These trials were able to achieve sufficient lead recovery and zinc grade but had high grades of gold and silver in the lead concentrate, lead grades below the saleable target, and low zinc recovery. The results suggested that to achieve concentrate grades of 50% or more for both lead and zinc, low recoveries would be expected.
Locked Cycle Flotation
A locked cycle test was completed with the goals of assessing overall metallurgical performance with the incorporation of internal recycles and producing concentrate for downstream testing. The test was completed over six cycles with 2 kg of feed per cycle. Products were recirculated in a typical counter-current manner. The lead and zinc first cleaner tailings were advanced to the next circuit roughing stage. The tested flowsheet, including the recirculation of middling streams, is shown in Figure 13-2.
Figure 13-2    Locked Cycle Test Flowsheet
The conditions for the locked cycle test were based on the results from the batch tests, with minor adjustments in the reagent dosages. The primary grind P80 target was 58 μm, lead regrind D80 was 18 μm, and zinc regrind D80 was 17 μm. The test conditions are summarized in Table 13-8.
The test generally exhibited satisfactory stability except for zinc, where the stability was lower than the other elements, suggesting that steady state may not have been achieved in the zinc circuit. The results of the locked cycle tests based on the out-products from the final 3 cycles are presented in Table 13-9.

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Table 13-8    Locked Cycle Test Conditions

Pb Circuit	Reagents Dosed (g/t)					Time (min)
	Lime	Zn(SO4).7H2O	NaCN	Aero3418A	MIBC	Grind	Cond.
Grind	-	300	100	5	-	70
Pb Rougher 1	-	-	-	-	10		1
Pb Rougher 2	-	15	5	5	5		1
Pb Rougher 3	-	15	5	5	5		1
Pb Regrind	-	30	10	-	-	15
Pb 1st Cleaner	-	-	-	5	5		1
Pb 1st Cl Scav	-	-	-	2.5	5		1
Pb 2nd Cleaner	-	-	-	-	5		1
Pb 3rd Cleaner	-	-	-	-	5		1
Total	0	360	120	22.5	40		7
Zn Circuit (Pb Ro + 1st Cl Sc Tails)	Reagents Dosed (g/t)				Time (min)
	Lime	Cu(SO4).5H2O (10% w/w)	SIPX (1% w/w)	MIBC	Grind	Cond.	Froth
Zn Conditioner 1	1,400	-	-	-		3
Zn Conditioner 2	-	225	-	-		3
	265	-	-	-		2
Zn Rougher 1	-	-	10	10		1	1
Zn Rougher 2	165	-	10	7.5		1	2
Zn Regrind	250	-	5	-	5
Zn 1st Cleaner	60	-	-	7.5		1	2
Zn 1st Cl Scav	-	-	5	7.5		1	1
Zn 2nd Cleaner	50	-	-	7.5		1	1.5
Zn 3rd Cleaner	140	-	2.5	5		1	1.5
Total	930	225	32.5	45		11	9
Sulphide Circuit (Zn Ro + Zn 1st Cl Tails)	Reagents Dosed (g/t)			Time (min)		pH	Eh
	PAX	MIBC	H2SO4	Cond.	Froth
Sulphide Conditioner	-	-	1,000	1		8.0	100
Sulphide Rougher 1	100	10	-	1	2	8.2	75
Sulphide Rougher 2	100	7.5	-	1	4	8.4	50
Sulphide Rougher 3	100	10	-	1	8	8.5	50

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Table 13-9    Locked Cycle Test Results Summary

Product	Weight %	Assays							% Distribution
		Cu %	Pb %	Zn %	As %	S %	Au g/t	Ag g/t	Cu	Pb	Zn	As	S	Au	Ag
Pb Conc	3.0	4.81	26.7	4.35	1.67	35.0	26.6	1,923	75.3	84.5	7.1	4.7	4.1	26.5	53.1
Zn Conc	2.3	0.37	0.48	58.1	0.27	32.9	1.22	166	4.3	1.2	72.0	0.6	2.9	0.9	3.5
Pyrite Conc	54.9	0.061	0.18	0.65	1.69	42.4	3.80	78.5	17.4	10.6	19.5	86.8	89.9	69	39.6
Pyrite Tails	39.9	0.015	0.089	0.063	0.21	2.02	0.27	10.5	3.0	3.7	1.4	7.9	3.1	3.6	3.8
Head (calc)	100	0.19	0.95	1.83	1.07	25.9	3.02	109	100	100	100	100	100	100	100
Head (direct)	-	0.19	1.00	2.25	0.083	-	3.33	113	-	-	-	-	-	-	-

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The following observations were made from the locked cycle test:
The final lead concentrate had a good lead recovery of 84.5%, but low grade of 26.7% Pb. The main diluents were copper and zinc.
•The final zinc concentrate grade was good at 58.1% Zn in 2.3% of the total mass, but the recovery was modest at 72%.
•The pyrite concentrate recovered 69% of the gold, 39.6% of the silver, 89.9% of the S, and 86.8% of the arsenic, in a high mass pull of 54.9%.
•Gold and silver were mainly recovered to the lead concentrate, with 26.5% of the gold and 53.1% of the silver reporting to the lead concentrate.
13.1.3.6Pyrite Concentrate Testing
The pyrite concentrates from cycles the six were combined and blended, then split into small charges for direct CIL, Albion, BIOX, and roasting testwork. The P80 size of the concentrate composite was determined to be 42 µm, and the composition of elements of interest is provided in Table 13-10.
Table 13-10    Pyrite Concentrate Analysis

	Au g/t	Ag g/t	Pb %	Zn %	Fe %	As %	S %	S= %
Assay	3.83	76.2	0.27	0.45	35.8	1.72	42.8	41.4
Direct CIL Testing
Two cyanidation tests were completed on the pyrite concentrate at two grind sizes: one at the “as received” grind size of P80 42 μm and the other reground to a D80 of 6.3 μm. The other test conditions were held constant across both trials. The results of the tests are summarized in Table 13-11.
Table 13-11    Direct CIL Extraction Results

Test No.	P80 µm	Reagent Added kg/t CN Feed		Reagent Cons. kg/t of CN Feed		Au Extraction %	Ag Extraction %
		NaCN	CaO	NaCN	CaO
CIL 1	42	20.3	4.25	4.39	3.91	9.5	36.4
CIL 2	6.3	28.5	15.4	14.5	15.3	22.4	80.2
Gold extraction was improved with fine grinding but was still very low for both trials. Better extractions were seen for silver, reaching 80% for the finely ground sample. The reagent consumptions were high and increased significantly with fine grinding.
Albion Testing
Glencore recommended Albion leach parameters that were in line with their standard neutral leach protocol. The Albion oxidation test conditions and results are summarized in Table 13-12.
Table 13-12    Pyrite Concentrate Albion Testing Results

Test No.	Retention Time h	P80 µm	Limestone Addition kg/t	Sulphide Oxidation %
NAL-1	96	6.3	1,647	96.3
NAL-2	78	10	1,261	74.7

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Sulphide oxidation was high (96.3%) for the test at the finer grind size P80 of 6.3 μm and longer retention time but dropped significantly to 74.7% when the grind was coarsened to 10 μm and the retention time decreased to 78 hours.
The Albion residues were washed before they were subjected to cyanide leaching testing. The CIL test results are provided in Table 13-13.
Table 13-13    CIL Leaching Results for Albion Residues

Sample	Reagent Added kg/t CN Feed		Reagent Cons kg/t of CN Feed		Au Extraction %	Ag Extraction %
	NaCN	CaO	NaCN	CaO
NAL-1 Residue	7.9	2.5	3.2	2.4	94.4	94.8
NAL-2 Residue	8.2	3.3	2.3	3.3	84.9	91.3

Gold and silver extractions were greatly improved after the Albion pre-treatment. The test at 6.3 μm grind size achieved gold and silver extractions of 94.4% and 94.8%, respectively. The gold extraction decreased significantly with the coarser grind and shorter retention time. Reagent consumptions for both trials were reduced in comparison with the direct CIL tests.
Bacterial Oxidation (BIOX) Testing
The inoculum build up was performed in preparation of the bioleach tests. For each of the tests, the pyrite concentrate sample was slurried with the bacteria, with conditions maintained for optimum bacterial activity (heated to 40°C in an acidic solution, targeting ~10.5% pulp density). After 18, 26, or 35 days, the pulps were filtered, and the filtrate was collected and measured. A filtrate sample was submitted for analysis and the rest was retained. The filter cake was repulped with water, agitated and re-filtered. The filter cake was then washed three times, targeting one displacement volume of water each time a representative subsample of the washed filter cake was submitted for chemical analysis. The remainder of the filter cake was forwarded to cyanidation. The bio-oxidation liquor would have to be neutralized prior to disposal, but no neutralization testwork was conducted at this stage. The results of bio-oxidation are provided in Table 13-14.
Table 13-14    Bio-Oxidation Testing Results

Test No.	Days	Sulphide Oxidation %
BAT-2	18	60.6
BAT-3	26	88.0
BAT-1	35	92.8

Sulphide oxidation improved with increased retention time, ranging from 60.6% for the 18-day test to 92.8% for the 35-day test. It should be noted that a 35-day residence time in a batch test translates to an ~5-day retention in a continuous process.
The results of CIL on the bio-oxidation residue are provided in Table 13-15.
Table 13-15    Bio-Oxidation Residue CIL Results

Sample	Test No.	Reagent Added kg/t CN Feed		Reagent Cons. kg/t of CN Feed)		Au Extraction %	Ag Extraction %
		NaCN	CaO	NaCN	CaO
BAT-2 Residue	CIL 4	17.7	9.0	7.9	8.8	75.2	75.5
BAT-3 Residue	CIL6	15.3	11.4	8.8	11.2	82.2	40.1
BAT-1 Residue	CIL 7	23.6	16.2	23.4	16.2	85.1	37.0

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The CIL gold extractions improved from 75 to 85% with the longer oxidation period (i.e. higher sulphide oxidation), however silver extractions decreased drastically. This result is most likely due to jarosite formation and may be overcome with the inclusion of a lime boil stage.
Reagent consumption in the CIL tests was very high. High cyanide consumption in commercial bacterial leaching plants is generally associated with the formation of elemental sulphur as an intermediate sulphide oxidation product in the BIOX process, and the reaction between cyanide and sulphur to produce thiocyanate ions in solution.
Roast-CIL Testing
Five roasting tests were completed on the pyrite concentrate. The tests were conducted in a static muffle furnace under various roasting conditions (changing the number of stages, temperature and/or aeration). The samples were rabbled every 15 minutes. The results are summarized in Table 13-16.
Table 13-16    Roast Testing Results

Test	Roast Conditions	Sulphide Oxidation %
RST-1	1st stage 400°C and 2nd stage 700°C	99.9
RST-2	1st stage 400°C and 2nd stage 600°C	97.6
RST-3	1st stage 400°C, 2nd stage 600°C with 1L/min oxygen, 3rd stage 600°C with 2L/min oxygen	99.8
RST-6	1-stage 500°C	89.3
RST-7	1-stage 600°C	95.1
The results showed that oxidation improved with more than one roasting stage with higher temperatures. While oxidation was high with aeration, only one trial was conducted so it is difficult to attribute the results to aeration versus the longer retention time and temperature.
The roasted product from each trial was then split in half, with one half left as-is, and the other half reground in a lab attrition mill to a D80 of <10 μm. The calcines were then subjected to standard CIL cyanidation tests. Results of the CIL tests are provided in Table 13-17.
Table 13-17    Roast Residue CIL Results

Sample	P80 µm	Reagent Added kg/t CN Feed		Reagent Cons. kg/t of CN Feed		Au Extraction %	Ag Extraction %
		NaCN	CaO	NaCN	CaO
RST 1 Calcine	46	21.9	12.0	6.5	12.0	61.1	19.9
	7.4	24.0	6.9	4.8	6.6	71.1	44.9
RST 2 Calcine	41.5	24.1	-	13.3	-	55.6	65.9
	6.7	31.4	12.2	12.7	12.2	65.9	60.3
RST 3 Calcine	44.3	27.3	8.6	10.3	8.6	59.3	32.5
	7.5	27.3	5.9	5.1	5.5	66.7	51.6
RST 6 Calcine	51.3	29.1	34.7	13.6	34.7	52.5	51.8
	8.1	37.2	14.6	22.5	14.6	63.9	61.8
RST 7 Calcine	36.5	30.5	13.5	13.9	13.5	56.4	29.6
	5.9	26.8	9.3	11.8	9.1	66.7	50.4
Gold extraction from the calcines was poor, ranging from 55.6% to 71.1%, whereas silver extraction ranged from 19.9% to 60.3%. SGS stated that they were uncertain why gold and silver extractions were so poor, even after near complete oxidation of the sulphides. The formation of an impervious molten phase during the roasting process was suggested as a possibility.

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13.1.4SGS Testwork Program – 2023-2024
In 2024, more testing was conducted by SGS on the Main Composite and the pyrite concentrate composite produced during lock-cycle testing obtained from the previous 2022 program. The main objective of the 2024 program was to investigate methods of separating the arsenopyrite from the pyrite in the sulphide concentrate prior to oxidative treatment. The idea was that improving the gold grade and Au:S ratio would enhance the economics of sulphide oxidation by separating the higher gold grade / lower sulphide grade arsenopyrite from the pyrite in the pyrite concentrate. By treating the two streams separately, favorable conditions for each could be discerned to produce a more optimized and economic process. Several methods were tested, including gravity separation and Jameson Cell flotation.
After none of the tested methods proved suitable, the 2024 program was then re-focused on the pre-oxidation of the concentrate prior to cyanide leaching. A locked cycle test was completed on the Main Composite to produce a lead concentrate for mineralogy and a pyrite concentrate for pressure oxidation and roasting. The oxidative tests were performed to verify the recoveries achieved in previous programs between 2018-2022.
13.1.4.1Mineralogy Testing
The pyrite concentrate from the 2022 locked cycle tests had been submitted for chemical analysis at that time but was submitted for bulk mineralogy analysis as part of the 2024 testwork. The main sulphide in the sample was pyrite with trace pyrrhotite, followed by minor arsenopyrite, and sphalerite. Quartz and muscovite were the main silicates. The liberation of Fe-sulphides (pyrite and pyrrhotite) was very good at 98%, and that of arsenopyrite was 87%. Approximately 7% of the arsenopyrite was associated with Fe-sulphides. The P80 of Fe-sulphides was 41 μm; that of arsenopyrite was 38 μm.
Eighty-three gold grains were identified, ranging in size from <3 to10 μm. The gold minerals were associated mainly with pyrite and arsenopyrite and they occurred as poorly exposed attachments (47%) and locked inclusions (53%) in the sulphides. This indicated that very fine regrinding would be required to liberate or expose the gold minerals associated with the sulphides. The submicroscopic gold would not be amenable to cyanidation, while the poorly exposed gold attachments would be theoretically amenable to cyanidation.
D-SIMS analysis of pyrite yielded an average gold concentration of 1.62 ppm, and of arsenopyrite 13.5 ppm. The total amount of gold (both microscopic and submicroscopic) associated with Fe-sulphides accounted for 63%, arsenopyrite 14%, and both Fe-sulphides and arsenopyrite 18%. More than 95% of the total microscopic and submicroscopic gold was associated with Fe-sulphides and arsenopyrite. Therefore, recovery of the sulphides will also yield the maximum recovery of gold.
A total of 474 silver grains were identified, including acanthite (argentite), native silver, Ag-Cu-Sb sulphides / sulfosalts, and hessite. The silver was not liberated and mainly associated with iron sulphides (83.6%), arsenopyrite (3.5%), complex particles (10.9%), and with iron sulphides and arsenopyrite (1.8%). Approximately 17% of the silver minerals occurred as inclusions while the remainder (83%) were variably exposed. Silver minerals were fine and ranged in size from <3 to 15 µm.
13.1.4.2Gravity Separation Testing
Two 91 g aliquots of the pyrite concentrate were used to determine the potential for upgrading the gold and reducing the arsenic grade using a Mozley Mineral Separator table. One of the aliquots was ground in a lab attrition mill to a D80 grind size of 7 µm while the other was tested without a regrind. A Mozley concentrate and three Mozley middling samples, along with the Mozley tailings, were collected, filtered, dried, and assayed for Au, Ag, and As. The gold and arsenic recovery were calculated, and their relationship was plotted. It was observed that gold followed the arsenopyrite, indicating no separation of arsenic was achieved.

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13.1.4.3Flotation Testing
Open Circuit Batch Cleaner Flotation
A 2 kg test charge of the Main Composite was ground in a laboratory rod mill at 60% solids for 70 minutes obtaining a P80 particle size of 58 µm. The mill discharge was subjected to lead rougher flotation followed by zinc rougher flotation before producing a pyrite rougher concentrate from the zinc rougher tailings, using conditions established in the 2022 testwork campaign. The pyrite rougher concentrate was reground to 37 µm in a laboratory rod mill with ceramic media. The reground concentrate was cleaned in three stages and with a first cleaner scavenger. The flowsheet of the open circuit batch cleaner flotation test is presented in Figure 13-3.
Figure 13-3    Cleaner Flotation Flowsheet for Separating Arsenopyrite / Pyrite
Similar to the gravity separation tests, the Au:S ratio was not improved. While the pyrite 3rd cleaner concentrate gold grade increased from 1.41 g/t Au to 4.34 g/t Au, the sulphur grade increased even more, from 9.8% to 52.9%. Significant gold losses were observed in the cleaning stages.
Jameson Cell Dilution Test
A bench flotation test was performed to evaluate the potential of a Jameson flotation cell to upgrade gold in a cleaner application. This test followed the bench dilution test procedures supplied by Glencore Technologies in which dilute flotation conditions are used to simulate the effects of wash water on the system. A sequential test was performed to remove the lead and zinc first, then the tailings were used to evaluate the pyrite cleaner circuit.
The results indicated no benefit to dilution cleaning of the pyrite concentrate, but there was a slight improvement comparing to cleaner flotation.
Arsenopyrite-Pyrite Separation Testing
A 4 kg test charge of the Main Composite was ground to a P80 of 58 µm in a laboratory rod mill. The mill discharge was subjected to sequential lead, zinc and pyrite rougher flotation to produce enough pyrite concentrate for several tests that would investigate separating arsenopyrite from the pyrite. The obtained pyrite concentrate was split into four equal aliquots for the testwork.
Various reagent combinations were examined during the tests. The most promising results were observed using a simple combination of lime, copper sulphate and xanthate at a high pH, with 80% of the arsenic reporting to the concentrate. However, there was no significant improvement in the gold grades in the concentrate in these tests, and there was a direct correlation between gold and sulphur recoveries with R2 values very close to 1.

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Locked Cycle Test
A single 6-cycle locked cycle test was completed to produce pyrite concentrate for POX and roasting tests, using the same flowsheet as the 2022 locked cycle test. The same test conditions from the 2022 locked-cycle test were used, including residence times and reagent additions (all conditions are shown in Table 13-7). The only variance was lime addition, which was added to the zinc circuit as required to maintain the target pH. The results are summarized in Table 13-18.

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Table 13-18    Locked Cycle Test Results Summary

Product	Weight %	Assays						% Distribution
		Cu %	Pb %	Zn %	S %	Au g/t	Ag g/t	Cu	Pb	Zn	S	Au	Ag
Pb Conc	2.1	6.02	32.5	4.36	30.3	32.0	2,244	71.4	79.4	4.9	2.4	21.0	47.7
Zn Conc	2.6	0.41	0.80	56.6	32.6	1.35	220	6.0	2.4	77.4	3.2	1.1	5.7
Pyrite Conc	52.1	0.07	0.22	0.59	46.2	4.61	83.5	20.2	13.3	16.2	90.0	73.7	43.2
Pyrite Tails	43.2	0.01	0.1	0.07	2.73	0.31	7.78	2.4	4.9	1.5	4.4	4.1	3.3
Head (calc)	100.0	0.18	0.88	1.91	26.8	3.25	101	100.0	100.0	100.0	100.0	100.0	100.0
Head (direct)	-	0.19	1.00	2.25	26.5*	3.33	113	-	-	-	-	-	-

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The results were similar to results from the previous 2022 program by SGS (shown in Table 13-8), further validating the test conditions. The gold, silver and sulphur grades and recoveries were slightly higher, and the gold and sulphur ratios in the pyrite concentrates were essentially the same (0.09 and 0.1, respectively).
With a significant silver grade, the lead concentrate from the third cleaner was submitted for silver mineralogy. The analysis found that the silver was fine-grained with most particles in tetrahedrite form, ranging widely from 0.6 to 31% w/w Ag.
13.1.4.4Pyrite Oxidative Treatment Testing
To verify the previous test results, one roast test and one POX test were conducted on the locked-cycle pyrite concentrate samples.
Roast-CIL Testing
A total of 500 g of concentrate was roasted in two 250 g batches as a two-stage roasting process, in a static muffle furnace. Each stage was two hours, and the sample was rabbled every 15 minutes. The first stage was conducted at 400°C and the second was at 700°C. Neither stage was aerated. Both batches were able to achieve sulphide oxidation of 99.9%.
After the roast, the two calcines were blended and split in half. One half was left as-is and the other half was reground in a lab attrition mill to a D80 particle size of 4 µm. The calcines were then subjected to a standard cyanidation / CIL test. The results are summarized in Table 13-19.
Table 13-19    Roast Residue CIL Results

Sample	P80 µ	Test No.	Reagent Added kg/t CN Feed		Reagent Cons. kg/t of CN Feed		Au Extraction %	Ag Extraction %
			NaCN	CaO	NaCN	CaO
Roast Calcine	49	CIL 2	5.84	5.97	0.62	5.97	73.0	11.3
	4	CIL 3	7.6	5.39	2.81	5.39	80.4	30.2

Gold recovery was 80% from the finely ground calcine by CIL and 73% from the as-received calcine. Silver recoveries were lower at 11.3% and 30.2% for the coarse and fine sizes, respectively. The comparative test from the previous program achieved a gold recovery of 71.1% and silver recovery of 44.9% after grinding to 7.4 µm (shown in Table 13-16).
It was also observed that the addition and consumption of NaCN and CaO for the program were significantly lower than the previous program (results shown in Table 13.2.16). There was no explanation on this discrepancy in the SGS report and requires further investigation. The lesser quantity of reagent added and consumed could have led to the significant drop of silver recoveries observed in the 2024 test program.
POX-HC-LB-CIL Testing
Due to the high sulphide content in the feed, the POX test was conducted at 8% w/w pulp density in DI water to simulate autothermal heating conditions in the autoclave. The pulp was pre-acidulated for 30 minutes at a pH of 1.5, and then it was sealed and heated to the target temperature of 225°C. The test was run for 690 kPa of oxygen over-pressure applied.
After the pressure oxidation test, the pulp was subjected to hot curing to re-dissolve the basic iron sulphate to reduce the lime consumption in the subsequent CIL step. The hot curing process involved heating the pulp to 95°C for four hours in the autoclave. An 80% weight loss was observed when the iron sulphates were re-dissolved, upgrading the gold and silver grades to 19.5 g/t and 430 kg/t, respectively. 96.5% of the sulphur was oxidized during the POX step.

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After the hot cure, lime boiling was conducted to break down the silver jarosite formed during POX, since it is refractory to cyanidation. The washed hot cure residue was pulped to 10% w/w solids and boiled at 95°C for 6 hours with 294 kg/t feed of CaO added, relative to the lime boil feed (46 kg/t based on the POX feed). The lime addition rate was based on the estimated sulphate concentration of the hot cure residue. Following the lime boil, the pulp was sent to CIL testing.
CIL testing of the POX-HC-LB pulp resulted in extractions of 96.9% Au and 93.4% Ag. These results compared well with the previous test program results, through which 98.2% of the contained gold and 96.6% of the contained silver were extracted (results shown in Table 13-4).
13.1.5AFRILAB 2023 Sample Campaign
The African Laboratory for Mining and Environment (AFRILAB) assayed 117 samples to determine the total sulfur content in each. Silver, zinc, lead, and iron content were determined by XRF analysis on drill cores logged by the exploration team. The results of the 2023 Sample Campaign were used to produce a sulphur content model based on elemental compositions and mineralogical associations. The multi-linear regression analysis indicated a strong correlation (R² = 0.98) between the calculated values and the actual laboratory test results, demonstrating the development of a valid relationship between the metal elements' content and the total sulfur content. The equation and graph representing this correlation are shown in Equation 13.2.1 and Figure 13-4, respectively.

S^ (modeled) vs S (analysed)
y = 0.9764x
R² = 0.9764
S^ = f(Ag,Zn,Pb,Fe)
S (analysed)
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
0
5
10
15
20
25
30
35
40
45

Figure 13-4    Correlation Between Analyzed and Calculated Sulphur Content

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13.1.6BGRIMM 2025 Testwork Program
In 2025 BGRIMM was contracted to perform further testwork on SGS produced samples with the primary tasks included conducting fundamental test analyses of the sample and performing experimental studies on processes such as roasting and cyanidation for gold leaching of the pyrite concentrate. The objective was to determine the optimal process conditions and parameters for the main flowsheet, thereby achieving the highest leaching recovery rates for gold and silver under the best process conditions.
SGS prepared the BGRIMM sample utilising the test conditions identified in the 2022 and 2023 locked cycle tests. It should be noted the bulk flotation conditions were open circuit resulting in slightly lower gold and silver in the pyrite concentrate than would be expected.
Table 13-20    SGS Bulk Flotation Results

Product	Assays, %, g/t
	Pb	Zn	Fe	As	S=	Au	Ag
Pb Ro Conc	9.57	5.33	27.4	2.68	33.6	15.5	711
Zn Ro Conc	0.56	29.1	10.8	0.95	30	2.17	128
Py Ro Conc	0.28	0.23	40.9	1.8	44.4	4.1	46.6
Pyrite Rougher Tails	0.06	0.07	2.54	0.091	1.16	0.19	7.9
Head (calc.)	0.88	1.86	19.2	0.97	21.1	2.9	81
Head (direct)	0.88	2.45	19.7	1.03	22.5	4.11	96
13.1.6.1Feed Sample Properties
BGRIMM received 60 kg of the bulk pyrite concentrate, measuring a d(0.9) particle size of 77.53 µm, true density of 4491.2 kg/m3, and elemental analysis provided in Table 13-21.
Table 13-21    Elemental Analysis Results of Pyrite Concentrate (%)

Element	Au(g/t)	Ag(g/t)	As	Fe	S	C	Si	Al	Mg	Sb
Content	3.96	80.10	1.86	37.95	45.64	0.044	3.24	0.65	0.067	0.021
Element	Pb	Ca	Cd	Bi	Ti	Bi	Zn	Mn	Cu	Sn
Content	0.22	0.082	0.021	0.007	0.017	0.007	0.24	0.0086	0.063	0.011
X-ray diffraction analysis indicated the received sampled primarily contains pyrite as the dominant mineral phase with a minor presence of a mica mineral phase, while chemical phase analysis of gold indicated that the majority of gold is encapsulated with ~15% of the gold exposed.
13.1.6.2Roasting Condition Testing
Single Stage Roasting Condition Test
To investigate the roasting behavior of this pyrite concentrate and determine the optimal single-stage roasting temperature, single-stage roasting temperature experiments were conducted at temperatures ranging from 500 - 950℃ under a strongly oxidizing atmosphere to ensure complete reaction at each temperature.
The primary objective of roasting under a strongly oxidizing atmosphere is to remove sulfur (S). Experimental results indicate that as the roasting temperature increases, the calcine yield gradually declines, the arsenic (As) removal rate initially decreases and then rises, while the sulfur (S) removal rate generally exhibits an upward trend.
As the temperature increases, the Pb volatilization rate rises. When the roasting temperature exceeds 650℃, the Pb volatilization rate from the material accelerates significantly. Pb vapor tends to cause clogging and

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corrosion of equipment pipelines. Moreover, Pb volatilization may entrain fine gold particles into the flue gas, resulting in gold losses. Therefore, the roasting temperature should be maintained below 650℃.
Each roasting product was grinded and further subjected to 48 h leach tests at 33% w/w pulp density and 6 kg/t NaCN with the results indicated in Figure 13-5.
Figure 13-5    Au and Ag Leach Rates at Different Roasting Temperatures

As the temperature gradually increases, the Au leaching rate first rises and then declines, reaching a maximum of ~56% at approximately 630℃. In contrast, the Ag leaching rate decreases progressively with increasing temperature, peaking at ~48% at 500℃. Based on this evaluation, the optimal single stage roasting temperature for this pyrite concentrate is determined to be 630℃.
Two Stage Roasting Condition Test
Building on the single stage roasting test, a two-stage roasting temperature condition tests were conducted under varying first stage calcination temperatures (450-630 ⁰C), with the first stage using a weakly oxidizing atmosphere and the second stage a strongly oxidizing atmosphere. Each roasting step was performed for 2 hours.
The experimental results indicate that when the second-stage calcination temperature is fixed at 630℃, variations in the first-stage calcination temperature have minimal impact on calcine yield, desulfurization rate, and deleading rate. The calcine yield remains stable between 70%~71%, while the desulfurization rate consistently stays around 99.5%. However, the first-stage calcination temperature significantly affects arsenic (As) removal efficiency. The arsenic removal rate initially increases and then decreases with rising temperature, reaching a maximum of 86.34% at a calcination temperature of 580℃.

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Leaching was performed on the two stage roasted product at the same conditions used for the single stage roast products. The experimental results demonstrate that when the first stage calcination temperature is set at 530℃, the leaching rate of gold (Au) reaches its highest value of ~63%, while the silver (Ag) leaching rate under these conditions is ~46%. After comprehensive evaluation, the calcination method for this concentrate was determined to be a two-stage process at 530-630℃.
Roasting Time Condition Test
Under the optimal two stage roasting temperature conditions, the roasting time for each stage was set in 30 min increments from 30 min to 3 hours. According to the test results, as the roasting duration increases, the calcine yield gradually decreases, while the removal rates of As and S generally show an upward trend. When the roasting time exceeds 2hours, the sulfur content in the calcine essentially ceases to decrease. When the roasting time exceeds 2.5hours, the arsenic removal rate no longer shows significant improvement.
Utilizing the same leaching conditions the test results indicated, as the roasting time increases, the leaching rates of gold and silver gradually rise. When the total time of the two stage roasting exceeds 2.5 hours, the leaching rates of Au and Ag from the calcine basically stop increasing. Therefore, the optimal roasting time for each stage is determined to be 2.5 hours.
Sodium Roasting Exploratory Test
"Sodium roasting" is an important technology in mineral processing and metallurgical pretreatment. Its core idea is: at high temperatures (usually in the range of 500-1000℃), sodium salts are added to mineral raw materials, causing them to chemically react with the target components or impurities in the raw materials. This changes the chemical form or physical properties of the target components, making them easier for subsequent leaching, separation, or purification. "Sodium roasting" also plays a certain role in the oxidative pretreatment of some refractory gold ores (encapsulated in sulfides, arsenides, or silicates).
Three samplers were roasting, a no additive control sample, one with sodium carbonate, and one with sodium hydroxide at the two stage roasting conditions already determined. The results indicate that the addition of sodium salts leads to an increase in calcine yield but a decrease in the removal rates of harmful elements.
Leaching of the products indicate that soda roasting does not improve the gold leaching rate but significantly enhances the silver leaching. However, the high content of harmful elements in the iron concentrate after soda roasting compromises its quality. Consequently, the addition of sodium salts for roasting is not recommended.
Hydrated Lime Roasting Exploratory Test
Addition of 6 g of Ca(OH)2 with 100 g pyrite concentrate sample and utilizing the optimum roasting, acid-, and cyanide leaching conditions resulted in reduction of sulfur and arsenic removal rate as well as a reduction of ~12% gold extraction rate and ~14% silver extraction rate. Roasting with hydrated lime is not recommended at this stage.
13.1.6.3Cyanidation Pre-Treatment Testing
A large quantity of calcine was produced under optimal roasting conditions (530 ⁰C for 2.5 hours, and 630 ⁰C for 2.5 hours) for subsequent experiments achieving an average calcine yield rate of 69.7%.
Leach vs CIL Testing
Test conditions were grinding to P90 30µm, 33%w/w solids, pH 11, 6kg/t NaCN at 48 hour leaching, with and without 20 g/L activated carbon.
The results show either leaching method is suitable for this material, with similar extraction raters for with and without activated carbon addition.

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Grind Sensitivity Testing
The same leaching conditions were used but the grind size was varied from P90 0.3-4µm. The results indicated that the material had to be ground to below 1µm to see some improvement in gold recovery with no difference in silver recovery. The energy requirements and material handling would be cost prohibitive to explore further at industrial scale.
Cyanidation Pre-Treatment Testing
Utilizing the established leaching conditions in the leach vs CIL testing, four pre-treatments methods were tested to establish the effect on the final leach rates, namely:
1.Roasting – Cyanidation
2.Roasting – Water Quenching – Cyanidation
3.Roasting – Acid Leaching – Cyanidation
4.Roasting – Water Quenching – Acid Leaching – Cyanidation
Roasting conditions were the established optimum, and leaching conditions were pH of 1, liquid-to-solid ration of 4, at 90 ⁰C for 4 hours. Results are shown in Table 13-22.
Table 13-22    Cyanidation Pre-Treatment Evaluation

No	Calcine Yield（%）	Acid Leaching Residue Rate（%）	Gold Grade（g/t）		Gold Leaching Rate （%）	Silver Grade（g/t）		Silver Leaching Rate （%）
			Raw Material	Cyanidation Residue		Raw Material	Cyanidation Residue
1	69.73	-	3.96	1.98	65.14	80.10	58.10	49.42
2	69.73	-	3.96	1.88	66.90	80.10	59.60	48.12
3	69.73	95.34	3.96	1.82	69.45	80.10	43.00	64.31
4	69.73	94.08	3.96	1.72	71.51	80.10	43.90	64.05

Water quenching improves gold recovery by ~1% and acid leaching improves gold and silver recovery by ~5% and ~15% respectively. It is recommended to adopt the roasting-water quenching-acid leaching-cyanidation process for the pretreatment of pyrite concentrate.
13.1.6.4Acid Leaching Condition Testing
Liquid-to-Solid Ratio Testing
The liquid-to-solid ratio during acid leaching is one of the critical factors governing the effectiveness of both acid leaching and subsequent cyanidation leaching processes. If the liquid-to-solid ratio is too low, the fluidity of the acid solution becomes poor, potentially leading to insufficient contact between the acid and the slurry, incomplete reactions, and low impurity removal efficiency. Conversely, if the liquid-to-solid ratio is too high, excessive acid solution may be used, increasing the costs associated with subsequent filtration and waste acid treatment. Therefore, it is necessary to determine the optimal acid leaching liquid-to-solid ratio experimentally.
Test conditions for leaching were pH 1 with sulfuric acid, 90 ⁰C, 4 hour acid leach time with varying L/S ratios (4:1, 5:1, 6:1, and 7:1), followed by the established cyanide leaching conditions. Based on the test results a L/S ratio of 6:1 is recommended for acid leaching.
Temperature Condition Testing

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Maintaining the previous acid leaching (with L/S ratio of 6:1) and cyanidation leaching test conditions and varying the acid leach temperature from 60 – 90 ⁰C in 10 ⁰C increments, indicated that the gold and silver leach extraction gradually increase with increasing acid leaching temperature. By increase the temperature from 60 to 90 ⁰C the gold and silver leach rate increased by ~2% respectively.
Leach Time Testing
Maintaining the previous acid leaching (with 90 ⁰C Temperature) and cyanidation leaching test conditions and varying acid leach time from 1 to 5 hours in 1 hours increments, indicated that the gold and silver leach extraction increase by ~2% respectively from 1 to 3 hours with no further improvement beyond that.
13.1.6.5Cyanidation Condition Testing
A Bulk sample at the optimum roasting and acid leaching conditions were prepared.
Grind Optimization Testing
Cyanidation leach conditions were set at pH 11 with lime, 6 kg/t NaCN, 33%w/w pulp density, 48 hour leach time and varying the grind from unground (P90 80µm) to P90 38, 22, 17, and 15 µm. The gold extraction increased by ~3% between unground to P90 38µm with no further improvement in the finer grinds and the grind had no effect on the silver extraction rate.
Cyanide Dosing Optimization Testing
Cyanidation leach conditions were set at previous conditions (with P90 at 38 µm) and varying the cyanide dosage rate between 1 to 5 kg/t in 1kg/t increments. Gold extraction was found to improve by ~2% from 1 to 3 kg/t NaCN with no further improvement at higher dosages and silver had a marginal increase in extraction rate from 1 to 2 kg/t NaCN with no increase beyond that.
Leach Time Optimization Testing
Cyanidation leach conditions were set at previous conditions (with 3 kg/t NaCN dosage rate) and varying the leach time from 12 to 48 hours in 12 hour increments. The optimum leach time was determined as 36 hours with ~72% gold dissolution and ~64% silver dissolution.
13.1.6.6Verification Testing
Four tests were performed at the selected optimum conditions, and the repeatability of the results were confirmed.
From the results of the fluidized bed roasting test, in the small-scale fluidized bed roaster, the average calcine yield is 69.27%, the average removal rate of Pb is 11.83%, the average removal rate of S is 99.60%, and the average removal rate of As is 84.08%. The calcine yield and the removal rates of harmful elements are close to those of the muffle furnace roasting results.
From the cyanidation results, after the calcine roasted in the fluidized bed roaster undergoes water quenching, acid leaching, grinding and cyanidation, the average cyanide leaching rate of gold is 72.11% and that of silver is 63.48%, which are consistent with the results of muffle furnace roasting.
13.1.7Hazen 2025 Testwork Program
In 2025 Hazen Research Inc. was contracted to perform roast leach extraction testwork to recover gold and silver from pyrite flotation concentrate with a summary below extracted from the ongoing testwork campaign.
Hazen has trialed varying temperatures, roasting gas compositions, additives, and additional grinding prior to leaching. The testwork campaign is still ongoing with gold recoveries ranging from 53 to 80% and silver recoveries ranging from 25 to 86%, preliminary observations as follow:

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Reducing roast with nitrogen feed gas did not improve metal recoveries.
6% Lime addition improved silver recovery by 23.5%.
Increasing roasting temperature (600 to 800 ⁰C) reduced gold and silver recoveries by ~50% and ~40% respectively. Sintering of the material is expected to be the cause of the sharp decrease in recoveries with 600 to 650 ⁰C was chosen for follow on tests.
Sodium hydroxide shows no improvement over lime with plugging observed and agglomerates formed in the calcine product.
Crushing of the calcine (12 minutes in a ring and puck mill) prior to leaching provided inconsistent results with questionable PSD measurements of the material.
Gold and silver balances were overall poor, 77 to 125% and 69 to 111% respectively, likely due to the "nugget" effect.
13.2Results Interpretation and Conclusions
This section describes how the results presented in Section 13.2 have been interpreted and used in the development of the process design criteria. At the time that the process design criteria were being developed, only preliminary results from the SGS 2022 and SGS 2024 locked-cycle testing campaigns were available, so these results were used with the intention that future testwork results would be confirmatory. The criteria developed from these results are outlined in Table 17-1 in Chapter 17. Orway Mineral Consultants, a subsidiary of Lycopodium, provided the design for the comminution circuit.
13.2.1Mineralogy / Metallurgy
The head grades used in the process plant design were the calculated head grades from the 2022 locked cycle tests flotation tests conducted by SGS (detailed in Section 13.2.4). The selection of these grades allows for complete metallurgical accounting and direct alignment with reagents consumed during testwork and the recoveries observed.
13.2.2Comminution Design
OMC used its testwork database to infer missing data and to recommend further testwork for subsequent studies. While both BWi values from testwork fell outside the database range for other similar resources in the area, the average BWi fell at the 81st percentile of the range, aligning well with OMC’s typical strategy of designing to the 85th percentile hardness. As such, the average of both test results was used in the comminution circuit design (13.1 kWh/t). The remainder of the comminution circuit design criteria were estimated from OMC’s database.
13.2.3Flotation Circuit Design
The conditions tested during the 2022 and 2024 SGS locked cycle testing campaigns were used as the basis for the concentrate recovery circuit design, since the testing incorporated recycles at steady state and produced concentrates of acceptable grade and recovery (detailed in Section 13.1.3.5 and Section 13.1.4.3 respectively). Using locked cycle data provides a higher design certainty since it more closely represents plant operation by the incorporation of recycles and since it validates the process conditions at steady state.
The design criteria derived from the 2022 and 2024 locked cycle testing includes:
•General circuit design (i.e. orientation, number of stages, implementation of regrinding).

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•Reagent addition.
•Concentrate mass pulls, grades and recoveries.
•Residence times.
The flotation recoveries for the various metals were applied to the head grades from the mine plan to estimate annual concentrate productions. The lead, zinc and sulphur grades from the locked-cycle tests were used to determine the production rates of lead, zinc and pyrite concentrates, respectively. The gold and silver grades of each concentrate was then calculated using the recovery of the metals to each concentrate, based on the locked-cycle tests.
13.2.4Pyrite Concentrate Production
The correlation developed between the total sulphur and metals’ content in the drill core samples (Equation 13.2.1, described in Section 13.1.5) was used to develop a model to estimate the life of mine pyrite concentrate produced, assuming constant concentrate grades and recoveries based on SGS locked cycle testing (2022 and 2024). This model was applied to the project financial model to estimate pyrite concentrate production based on the mine plan. The details of the financial model are further discussed in Chapter 22.
13.2.5Pyrite Concentrate Treatment
Throughout recent testwork campaigns, several methods of oxidizing and leaching the pyrite concentrate were trialled to achieve the highest recoveries of gold and silver (while minimizing costs associated with reagent consumption, energy required, and residence time). Leaching tests to date have shown that the material is highly refractory and resistant to direct cyanidation for gold and silver recovery. A comparison of tested methods is provided in Table 13-23 (including only testwork conducted on fresh material, excluding the historic tailings).

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Table 13-23     Comparison of Pyrite Treatment Methods

Treatment Process	Testwork Campaign	Process Conditions	Sulphide Oxidation %	Au Extraction[1] %	Ag Extraction[1] %	NaCN Added kg/t feed	Lime Added kg/t feed	NaCN Consumed kg/t feed	Lime Consumed kg/t feed
Direct Cyanidation (CIL)	SGS 2018	30 h pre-aeration, 40% pulp density, 48-h leach	N/A	19	58	12.3	31.3	9.96	31.3
		30 h pre-aeration, 40% pulp density, 48-h leach	N/A	32	70	12.1	29.8	7.99	29.7
	SGS 2019	D80 4.47 µm, 40% pulp density	N/A	17.3	83.9	24.9	1.83	22.3	1.60
	SGS 2022	D80 42 µm, 4-h pre-aeration (pH 10.51, 20 ppm DO, 250 g/t PbNO3), 72-h leach at pH 10.5-11	N/A	9.5	36.4	20.3	4.25	4.39	3.91
		D80 6.3 µm, 4-h pre-aeration (pH 10.51, 20 ppm DO, 250 g/t PbNO3), 72-h leach at pH 10.5-11	N/A	22.4	80.2	28.5	15.4	14.5	15.3
	Mintek 2024	24-h leach, 25% solids, 20 g/L CN, DO>10.5, then 8-h CIL	N/A	29	40	-	-	2.11	39.1
POX-CIL	SGS 2018	5.6% pulp density, pre-acidulation (pH 1.25), 225°C, 690 kPa, 120 min	99	97.4	49.2	7.24	320.8	3.55	320.8
		5.6% pulp density, pre-acidulation (pH 1.39), 225°C, 690 kPa, 60 min, hot cure	99	97.6	1.2	6.56	16.8	4.45	16.8
		5.6% pulp density, pre-acidulation (pH 1.30), 225°C, 690 kPa, 60 min, hot cure and lime boil	-	98.2	97.6	2.11	0.6 + 59.2 kg/t for lime boil	0.90	0.6 + 59.2 kg/t for lime boil
	SGS 2019	5.5% pulp density, 30-min pre-acidulation (pH 1.50), 225°C, 690 kPa, 60 min, hot cure and lime boil	99.8	98.2	96.6	2.23	3.98	1.52	3.98 + 35.8 kg/t for lime boil
	SGS 2024	8% pulp density, 30-min pre-acidulation (pH 1.50), 225°C, 690 kPa, 60 min, hot cure and lime boil	96.5	96.9	93.4	2.52	0 + 46.1 for lime boil	0.58	0 + 46.1 for lime boil
Albion-CIL	SGS 2019	52-h, 95°C, 10% pulp density, pre-acidulation (pH 4.5), O2 sparge 1 L/min, limestone addition to maintain pH 5.5, 23 kg/t H2SO4 and 440 kg/t CaCO3	28%	45.4	84.8	3.85	11.7	3.52	11.6
		72-h, 95°C, 10% pulp density, pre-acidulation (pH 4.5), O2 sparge 1.7 L/min, limestone addition to maintain pH 5.5, 21 kg/t H2SO4 and 1,209 kg/t CaCO3	68%	81.0	92.3	5.46	6.79	5.11	6.79
	SGS 2022	96-h, 95°C, D80 6.3 µm, 10% pulp density, limestone addition to maintain pH 5.5	96.3	94.4	94.4	7.92	2.48	3.22	2.40
		72-h, 95°C, D80 10 µm, 10% pulp density, limestone addition to maintain pH 5.5	74.7	84.9	91.3	8.25	3.32	2.29	3.27

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Treatment Process	Testwork Campaign	Process Conditions	Sulphide Oxidation %	Au Extraction[1] %	Ag Extraction[1] %	NaCN Added kg/t feed	Lime Added kg/t feed	NaCN Consumed kg/t feed	Lime Consumed kg/t feed
Roast-CIL	SGS 2018	Two-stage roast, 2 hours per roast, at 400°C and 700°C	49.6	62.5	9.1	2.82	1.16	1.02	1.16
		Two-stage roast, 2 hours per roast, at 400°C and 700°C, ground to <10 µm before CIL	-	84.8	72.5	4.17	4.29	3.91	4.27
	SGS 2022	Two-stage roast, 2 hours per roast, at 400°C and 700°C	99.9	61.1	19.9	21.9	12.0	6.54	12.0
		Two-stage roast, 2 hours per roast, at 400°C and 700°C. Pre-CIL re-grind to 7.4 µm	99.9	71.1	44.9	24.0	6.88	4.83	6.63
		Two-stage roast, 2 hours per roast, at 400°C and 600°C	97.6	55.6	51.3	24.1	N/A	13.3	N/A
		Two-stage roast, 2 hours per roast, at 400°C and 600°C. Pre-CIL re-grind to 6.7 µm	97.6	65.9	60.3	31.4	12.2	12.7	12.2
		Three-stage roast, 2 hours per roast, at 400°C and 600°C (stage 2 and 3). Aeration during 2nd and 3rd stage (1 L/min and 2 L/min)	99.8	59.3	32.5	27.3	8.56	10.3	8.56
		Three-stage roast, 2 hours per roast, at 400°C and 600°C (stage 2 and 3). Aeration during 2nd and 3rd stage (1 L/min and 2 L/min). Pre-CIL re-grind to 7.5 µm	99.8	66.7	51.6	27.3	5.93	5.10	5.54
		One-stage roast, 2 hours, at 500°C	89.3	52.5	51.8	29.1	34.7	13.6	34.7
		One-stage roast, 2 hours, at 500°C. Pre-CIL re-grind to 8.1 µm	89.3	63.9	61.8	37.2	14.6	22.5	14.6
		One-stage roast, 2 hours, at 600°C	95.1	56.4	29.6	30.5	13.5	13.9	13.5
		One-stage roast, 2 hours, at 600°C. Pre-CIL re-grind to 5.9 µm	95.1	66.7	50.4	26.8	9.3	11.8	9.1
	SGS 2024	Two-stage roast, 2 hours per roast, at 400°C and 700°C	99.9	73.0	11.3	5.84	5.97	0.62	5.97
		Two-stage roast, 2 hours per roast, at 400°C and 700°C. Pre-CIL re-grind to 4 µm	99.9	80.4	30.2	7.6	5.39	2.81	5.39
	BGRIMM 2025	Roasting: Mild oxidative roasting (530 ⁰C, 2.5-h), Intensive oxidative roasting (630 ⁰C, 2.5-h); Water Quenching; Acid Leaching: pH 1, 90 ⁰C, L/S 6:1, 3-h; Cyanide Leaching: P90 38 µm, 3 kg/t NaCN, 36-h, 33% pulp density	99.6	72.0	62.9	3	N/A	N/A	8.75 g/L (Acid Leach) 3.28 kg/t (NaCN Leach)
	Hazen 2025	Best 3 Tests: Roast at 600 ⁰C with 6% Lime and Air with 10%SO2 gas, crushed, leached, recrushed and releached.	N/A	77.5	84.0	N/A	N/A	25.7	9.1
		Average Tests: Roast at 600 ⁰C with 6% Lime and Air with 10%SO2 gas, crushed, leached, (excluding: recrushed and releached)	N/A	54.4	71.8	N/A	N/A	8.4	14.1

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Treatment Process	Testwork Campaign	Process Conditions	Sulphide Oxidation %	Au Extraction[1] %	Ag Extraction[1] %	NaCN Added kg/t feed	Lime Added kg/t feed	NaCN Consumed kg/t feed	Lime Consumed kg/t feed
BIOX-CIL	SGS 2022	24-h stabilization, 18-day residence, 10.5% pulp density, 40°C, air sparge, pH 1.6	60.6	75.2	75.5	17.7	9.01	7.91	8.77
		24-h stabilization, 26-day residence, 10.5% pulp density, 40°C, air sparge, pH 1.6	88.0	82.2	40.1	15.3	11.4	8.75	11.2
		24-h stabilization, 26-day residence, 10.5% pulp density, 40°C, air sparge, pH 1.6	92.8	85.1	37.0	23.6	16.2	23.4	16.2
MACH Reactor-CIL	Mintek 2024	6-h pre-oxidation, 4-h boosted leach, 72-h bottle roll cyanidation	16-18	40	70	-	-	36	273
		22-h pre-oxidation, 4-h boosted leach, 72-h bottle roll cyanidation	54	60	75	-	-	32	639

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13.3Future Testwork Recommendations
The following testwork is recommended to progress the design to the next phase:
Sample Requirement:
•Spatial composites to represent different physical locations throughout the deposit
•Samples from different zones and depths for variability testing.
•Sufficient sample sizes to conduct downstream testwork.
•Number of representative samples to be determined by AGS.
•Sufficient sample size to generate representative concentrate samples for off-taker evaluation.
Comminution Testwork:
•Additional tests to determine:
•Crushing work index (CWi)
•SMC parameters: abrasivity (Ai) and impact breakage (A x b)
•BWi (confirmatory)
•Variability of these parameters throughout the deposit and determine correlations to lithology.
•Flotation regrind tests to determine specific energy; engage with vendors for criteria relating to equipment sizing and specifications.
Ore Characterization Testwork:
•Assess material variability by assaying samples from different zones without blending according to mine plan and to create design ranges.
•Particle size distribution of ROM material and of final concentrates in support of dewatering testwork.
•Rheology testwork to determine apparent viscosities at varying shear rates and varying slurry % solids in support of slurry pipe and pump design.
•Physical characteristics impacting material handling, such as feed moisture content, specific gravity, bulk density, and stacking and clumping / compaction properties.
Flotation Testwork:
•Variability testing – open circuit and locked cycle to determine the impacts of feed variance and process upsets on grades and recoveries. Develop relations between open circuit and locked cycle results
•Produce enough of each concentrate to support dewatering testwork and further pyrite concentrate treatment testwork.
Dewatering Testwork:
•Particle settling testwork to determine the flux rate for thickener sizing.
•Flocculant screening tests.
•Filtration testwork to determine:
•Filter type
•Optimum feed pulp density
•Achievable cake moisture levels

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•Transport moisture limit targets
•Filter cycle times
•If any filter aids are required.
Pyrite Concentrate Treatment Testwork:
•Continue development of pyrite oxidation option.
•Assess variability of pyrite concentrate via spatial composites and variability testing.
•Generate sufficient pyrite concentrate for off-taker evaluation.
Water Analysis:
•Surface water quality analysis.
•Ground water quality analysis.

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14.0MINERAL RESOURCE ESTIMATES
14.1Introduction
This section describes the 2026 MRE methodology and summarises the key assumptions adopted by SRK during preparation. The resource database provided by Aya to support the MRE was independently reviewed and verified by SRK. SRK considers that the 2026 MRE reported herein provides a reasonable representation of the in situ Ag, Au, Cu, Zn and Pb mineralization based on the current level of geological understanding and the available drilling, sampling and analytical data.
SRK also estimated arsenic (As) and iron (Fe) for mine planning and technical study purposes. However, owing to the lower level of data support for As and the potential for these elements to be associated with multiple mineral assemblages (specifically Fe), SRK has not assigned a Mineral Resource classification to the As and Fe estimates.
A total of 940 drillholes, comprising 356,323.1 m of drilling, are located within the Boumadine Mining Licence. Of these, 855 drillholes, totalling 319,464.8 m, were completed to support Mineral Resource definition and extensions to the known mineralization, which is shown in Figure 14‑1, while the remaining 85 drillholes relate to prospecting within the Mining Licence and did not specifically target the known Boumadine mineralization.
The MRE has been prepared by Guy Dishaw (Principal Consultant, SRK) and James Williams (Senior Resource Geologist) in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) and National Instrument 43-101 – Standards of Disclosure for Mineral Projects (May 2016). Guy Dishaw, P.Geo., is a Qualified Person ("QP") for Mineral Resource reporting and completed a site visit to the Project accordance with the requirements of NI 43-101 (Section 12.2.1).
The MRE has been prepared using satellite imagery, core photographs, geological mapping, DD, MP drilling, RC drilling, structural measurements, weathering interpretations, historical as-built depletion solids and associated mine plans, Aya's previous mineralization models, and other supporting geological datasets available.
Leapfrog Geo was used to construct the geological and mineralization models (estimation domains) and prepare the assay data for geostatistical analysis. Maptek Vulcan (Vulcan) was used to construct the block model, estimate metal grades and density values, and incorporate historical underground depletion. Supervisor software was used to assess spatial grade continuity through geostatistical analysis, whilst a combination of Leapfrog, Datamine and Vulcan was used to independently validate the MRE where appropriate. Vulcan was subsequently used to report the Mineral Resource Statement presented in Section 14.2.
Aya developed a Net Smelter Return (NSR) and mining cut-off value calculation for both open pit and underground reporting for the Project, which was independently reviewed by SRK and adopted for reporting the 2026 MRE (Section 14.15). The NSR calculation was used as the basis for the conceptualized open pit optimization, which was undertaken by Aya using Whittle. The open pit optimization was reviewed by SRK. In addition, the NSR values were used to generate underground reporting shells defining potentially mineable mineralization by underground mining methods (small isolated volumes removed).
14.2Mineral Resource Estimation Procedure
The MRE methodology adopted for the Boumadine deposit broadly comprised the following steps:
•compilation, review and validation of the geological, drilling, sampling and analytical databases;

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•review of geological mapping, satellite/hyperspectral imagery, geophysical dataset, structural mapping and oriented core data to characterise the geological controls on the orientation, continuity and geometry of the mineralization;
•construction of weathering and oxidation (redox) model;
•construction of geological and estimation domain wireframes (mineralization wireframes), guided by geological mapping, structural measurements from oriented drill core, historical mine plans and as-built depletion surveys, together with Aya’s previous geological interpretations;
•conditioning of the assay database, compositing, metal accumulation (grade × thickness) calculations and assessment of high-grade outliers;
•geostatistical analysis and variogram modelling using the metal accumulation data;
•construction of three-dimensional block models using parent block dimensions of 5 m × 15 m × 15 m within the mineralized zones and 90 m × 90 m × 90 m for the surrounding waste;
•interpolation of Ag, Au, Cu, Pb, Zn and true thickness (TT) using Ordinary Kriging (OK), whilst Fe and As were estimated using Inverse Distance Weighting (IDW2). All analytes were estimated using the metal accumulation other than TT;
•estimation of density using single drillhole composites representing the across-strike mineralized intersection, with factoring applied within the transitional weathering domain. Density values were based on measured density data supplemented by density values derived from regression analysis undertaken by SRK;
•visual and statistical validation of the block model against the input composite data, including comparison of estimated metal accumulation values, density composites and back-calculated grades against the corresponding input data
•classification of the block model into the Indicated and Inferred Mineral Resource categories based on data quality, geological continuity and drillhole spacing;
•assessment of the reasonable prospects for eventual economic extraction (RPEEE) through the determination of appropriate reporting cut-off values and the generation of a conceptualised optimized open pit shells and underground reporting shapes;
•reporting of the Mineral Resources in accordance with the definitions, terminology and guidelines of the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014);
•comparison of the current Mineral Resource Statement (2026 MRS) with the previous MRS prepared by Aya.
14.3Database Construction, Validation and Comments
Electronic data files were provided to SRK by Aya in the form of ASCII exports and a master Microsoft Excel workbook generated from the Company's Geotic drillhole database on 16 April 2026. The database was last updated with assays issued from Afrilabs on the 28 February 2026. The drillhole data were imported into Leapfrog Geo, where a series of validation checks was undertaken to identify potential errors, including duplicate records, overlapping intervals, missing data, invalid coordinates and other database inconsistencies.
The database supplied by Aya comprised the following information:
•drillhole collar information, including coordinates, elevation, total depth and drilling dates;
•downhole survey data;

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•lithological logging;
•geotechnical logging, including core recovery and Rock Quality Designation (RQD);
•weathering logging;
•alteration logging;
•mineralization logging;
•structural measurements collected from oriented drill core;
•density measurements; and
•sample intervals and analytical results for all recorded analytes, including Ag, Au, As, Cu, Fe, Pb and Zn.
Aya informed SRK that, where reassaying and relogging were completed for the post-2018 drillholes, the reassay and relogging data were used in place of the original assay and logging data within the Project database.
SRK did not undertake a complete audit of the original exploration records against the electronic database. However, as discussed in Section 10, SRK independently verified selected drillhole collars during the site visit, reviewed representative drill core, geological logging, sampling procedures, orientated core measurements as well as completed high level geological mapping of the mineralization exposed at surface and in the artisanal working. In addition to this SRK also checked a selection of 2025 and 2026 Afrilabs assay certificates against the database provided by Aya. SRK considers the database to be of sufficient quality to support the 2026 MRE.
A total of 852 DD, 33 RC and 55 MP drillholes, comprising 328,719.4 m, 7,513.1 m and 20,090.6 m of drilling, respectively, were available for the 2026 MRE (Table 14‑1 and Figure 14‑1), these drillholes were all located within the Boumadine Mining Licence. The database contains 329,586 Ag (g/t), 329,586 Au (g/t), 329,586 Cu (%), 329,586 Pb (%) and 329,586 Zn (%) assay records.
The historical drillholes, 2017 Maya drillholes and specific tailings-related drilling were excluded from this total. The exclusion of this data is consistent with the methodology adopted in previous MRE completed for the Boumadine Project.
Table 14‑1    Summary of the Aya drillhole database within the Boumadine Mining Licence

Year	Number of drillholes			Total number of all drillholes types	Total meters drilled			Total meters drilled (all drillhole types)
	DD	MP (RC/DD)	RC		DD	MP (RC/DD)	RC
2018	42			42	4,591.5			4,591.5
2019	24			24	3,610.8			3,610.8
2020	6			6	714.1			714.1
2022	94			94	21,543.5			21,543.5
2023	197			197	75,450			75,450
2024	191	14	3	208	91,420.8	6,202.1	469	98,091.9
2025	192	41	30	263	92,709.8	13,888.5	7,044.1	113,642.4
2026	106			106	38,679			38,679
Grand Total	852	55	33	940	328,719.4	20,090.6	7,513.1	356,323.1

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Figure 14‑1    Plan view of drillhole traces (coloured grey) and collars used in the 2026 MRE( coloured by Year) in relation to the Boumadine Mining Licence (black) and resource definition drilling area (red)
14.4Exploratory Data Analysis
SRK reviewed the distributions of Ag, Au, Cu, Pb and Zn grades relative to the logged lithology and observed that elevated metal grades are predominantly associated with the massive sulphide (MS; >70% logged visible sulphide content), semi-massive sulphide (SMS; <70% logged ~>30% sulphide content) and gossan (A3)

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lithologies (Figure 14‑2). However, significant mineralization also occurs within other logged lithologies, reflecting the complex distribution of sulphide mineralization and local inconsistencies in the geological logging.
To provide a consistent guide for mineralization wireframing, SRK generated a calculated total sulphide variable for each assay interval. The calculation was used only as a geological modelling aid where mineralized intervals had not been logged as MS, SMS or A3, and was not used as a substitute for geological interpretation, it was a guide to be used alongside the assay intervals.
The total sulphide variable was derived using stoichiometric relationships based on the principal sulphide minerals identified during previous mineralogical investigations at Boumadine. Copper, zinc and lead were assumed to occur predominantly as chalcopyrite (CuFeS₂), sphalerite (ZnS) and galena (PbS), respectively. The proportion of pyrite (FeS₂) was subsequently estimated from the remaining Fe after deducting the iron attributed to chalcopyrite and sphalerite. One of the key assumptions is that Fe was not associated with any silicate minerals (primary or alteration) in a large abundance. The individual calculated sulphide percentages were then summed to produce a total sulphide estimate for each sample. The sulphide calculations are noted below.

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Figure 14‑2    Box plot showing raw Ag, Au and Zn grades with Aya lithological logging codes (A= Ag g/t, B= Au g/t and C = Zn %)

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14.5Topography and Collars Adjustments
The geological, weathering and mineralization domain models described in the following sections were constructed beneath a topographic surface wireframe (Figure 14‑3) that exhibits moderate local relief. The northern part of the deposit is characterised by a series of north–south-trending ridges, which have similar trends to the mineralized structures, whereas the central and southern portions of the deposit occur within a broader river valley and generally display more subdued topography. In the far southern part of the Mining Licence, the relief becomes more pronounced, similar to that in the north.
Aya acquired the topographic surface from an open-source satellite-based digital elevation model (DEM) with a reported spatial resolution of 5 m, in addition to this Aya applied a vertical correction of 59.3 m.
SRK visually reviewed the surface drillhole collar positions relative to the topographic surface and noted an overall reasonable correlation between the surveyed collar elevations and the digital terrain model (DTM). However, several localized discrepancies were identified, with some drillhole collars differing from the topographic surface. SRK considers these discrepancies typically reflect limitations of the existing topographic dataset rather than inaccuracies in the surveyed collar positions.
To provide a consistent basis for geological modelling, surface drillholes without surveyed collar coordinates (i.e. where both the Survey and Survey Type fields were blank or noted as planned in the database) were projected vertically onto the topographic surface. Surface drillholes with surveyed collar coordinates were retained at their recorded locations, with the exception of BOU-DD24-455, which is a daughter hole, the underground drillholes and channel samples were retained at their original surveyed coordinates. All historical and 2017 surface drillholes were projected onto the topographic surface, irrespective of their recorded collar elevations, owing to the lower confidence associated with the historical topographic data.
SRK considers the resulting topographic surface and to be sufficiently accurate for the purposes of the 2026 MRE and considers the available collar survey data to be appropriate for the current level of study. However, Aya plan to undertake a high-resolution pre-mining drone survey, once this has been acquired this should be used in future MRE to improve the accuracy of the surface topography for subsequent FS work.

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Figure 14‑3    Boumadine topographic wireframe in plan view coloured by elevation and drillhole collars (coloured by year)
14.6Geological Modelling and Domaining
The Boumadine geological modelling is primarily based on the Aya drilling database, and is also supported by historical underground mine plans (includes geological mapping information), surficial geological mapping, as-built depletion surveys, satellite imagery, structural measurements and Aya's previous mineralization models. The maps (surface and underground) have been georeferenced and have been integrated into the lithological and mineralization models.
Boumadine is interpreted as being formed within a shallow submarine volcanic environment developed in an extensional basin or graben setting. Mineralization generally comprises 1 to 5 m-wide (although locally thicker) MS and or SMS veins and lenses that dip approximately 70° towards the northeast, with dip azimuths ranging from 050° to 060°. The MS and SMS veins is generally surrounded by a 1 to 10 m (locally up to 20 m) thick halo of 10 to 30% disseminated pyrite.

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14.7Lithological Model
No three-dimensional lithological models were constructed by SRK for the 2026 MRE. This also includes the overburden, which is interpreted to be restricted to the valley floors, where it has limited lateral extent and thicknesses.
As noted in Section 7.2, the distinction between the felsic and mafic tuffs is an important component of the geological interpretation and appears to influence the distribution and intensity of mineralization; however, this distinction is locally difficult to recognize or is absent from the historical drillhole logging and therefore based on this SRK recommends that Aya should investigate whether whole rock geochemistry will help with the identification and standardisation of the lithologies encountered in the drilling.
For future MRE updates, SRK recommends that a three-dimensional (3D) lithological model is developed, subject to the availability of sufficient and consistent geological data. Such a model would improve the geological understanding of the deposit, support mine planning and geotechnical assessments, and provide a stronger geological framework for future MRE.
14.8Weathering Model
SRK reviewed the weathering logging during the site visit and subsequently undertook a desktop review of this data using the 2024 to 2026 drill core photographs in Imago. Based on this review, SRK considers the interpreted base of oxidation (top of fresh rock, coded as SU in the Aya weathering logging scheme) to be reasonably reliable, with the majority of weathered intervals are logged as TR (transitional). However, the distinction between oxide and transitional material could not be reliably established because only a limited number of intervals were logged as fully oxidised (OX), and in several cases these occurred at depth rather than within the near-surface weathering profile, suggesting that they may instead represent localized fault-related oxidation. Furthermore, on several occasions the logged TR and SU contacts did not correspond with SRK's visual assessment of the drill core or surrounding drillholes. In particular, SRK identified several instances where overburden had been incorrectly logged as weathered bedrock, or where TR was logged for entire drillhole or large lengths of core, though the adjacent holes only had a few meters of TR logged. These observations were communicated to Aya during the QP site visit, and Aya agreed to review and update the affected intervals within the geological database and implement consistent weathering logging procedures for future drilling programs.
SRK was only able to model two weathering domains: oxide (logged as TR in the drillhole file) and fresh (logged as SU in the drillhole file). Where discrepancies were identified, the weathering interpretation was guided by direct observations of the drill core photographs in conjunction with the surrounding drillholes.
The weathering surfaces were constructed in Leapfrog Geo based on the interpreted weathering logging (Figure 14‑4). The base of oxidation was modelled across the entire area (not split by the three areas) as a deposit offset surface constrained, with the topographic surface used as a reference. SRK considers the resulting surface to provide a reasonable representation of the oxidation profile for the purposes of the 2026 MRE.
SRK recommends that future surface drilling programs include some total sulphur (S%) analysis and, where practicable, this would also help expand the current S% database which contains 92 values currently. These data would provide an independent means of validating and refining the interpreted oxidation profile and improve the definition of the transition between oxide and fresh sulphide mineralization in the locations where this data is recorded.
Only a few mineralized samples occur within the weathered zone compared with the fresh sulphide domain, making it difficult to assess the extent to which weathering has modified the primary metal distribution other than assessing surface grab samples (not used in this MRE). Previous reports indicate that supergene

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weathering has preferentially leached mobile elements such as Zn, Mn, Ni, Co and Cd, whereas Ag, Au and Pb are interpreted to have remained relatively immobile. Consequently, the metal distribution within the weathered profile may differ locally from that observed in the underlying fresh sulphide mineralization, though further work is required to resolve this aspect.
Figure 14‑4    Cross section (30m slice) through weathering model, with drillholes coloured by logged weathering codes (TR = blue, and SU = green) and drillhole collars coloured by year (section X= 317165 and Y = 3474300)
14.9Mineralization Model
SRK modelled the mineralization for the three areas (north, central and south - Figure 14‑5.) of the deposit. Modelling the mineralization by area allowed the interpretation to better reflect local geological controls and provided greater flexibility during geological modelling and grade estimation.

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The mineralization domains comprise discrete massive to semi-massive sulphide veins. SRK did not model a separate lower-grade disseminated mineralization halo. Where disseminated mineralization exceeded the modelling cut-off value and demonstrated sufficient geological continuity, these intervals were incorporated into the domain wireframes.
As noted above, the orientations and geometries of the individual mineralization wireframes were guided by a combination of satellite imagery, surface and underground geological mapping, historical as-built depletion surveys, drillhole geology, structural logging data, logged mineralization style (including massive and semi-massive sulphides), assay data, Aya previous wireframes and SRK’s interpreted total sulphide content. Mineralization wireframes were typically modelled where mineralized intervals could be correlated across multiple drillhole sections. An iterative modelling approach was adopted; whereby massive to semi-massive mineralized cores were initially interpreted before progressively reducing the modelling thresholds to capture the broader extent of the mineralized structures. SRK also considered the NSR thresholds used for Mineral Resource reporting (previous and current) during the modelling process to ensure that potentially economically relevant mineralization was appropriately represented. These thresholds were used as modelling guides rather than strict cut-offs, allowing the interpreted wireframes to maintain geological continuity through locally lower-grade intervals were supported by the geological interpretation. In most cases, the interpreted vein contacts correspond to relatively sharp changes in grade and sulphide abundance; however, locally more gradational contacts were observed, typically reflecting a progressive decrease in sulphide abundance away from the massive to semi-massive sulphide mineralization.
SRK notes that drilling locally intersected numerous thin, discrete mineralized structures that could not be confidently correlated between drillholes or modelled owing to insufficient geological support. The geological interpretation is also subject to several limitations, including uncertainty in correlating isolated high-grade intersections; the absence of structural measurements from oriented drill core in some areas; uncertainty associated with some historical drillhole surveys; the positional accuracy of historical underground mapping; locally wide drillhole spacing relative to the dimensions of the mineralized structures; and the effects of faulting on mineralization continuity. Where supported by the available geological evidence, SRK considered the interpreted faulting when defining the extents and continuity of the mineralization wireframes. Additional infill drilling is recommended to improve geological confidence and further constrain and refine the wireframe interpretations in these areas.
The interpreted mineralization wireframes were reviewed with Aya, who provided geological feedback based on their knowledge of the deposit. This review resulted in several minor refinements to the wireframe interpretations, including the addition of a small number of discrete mineralized wireframes. In total, SRK modelled 158 mineralized domains across the Project (Figure 14‑5 and Figure 14‑6), comprising 57 domains in the southern area, 58 in the central area and 43 in the northern area.
As part of the model validation process, SRK compared the orientations of the interpreted mineralization wireframes against available structural measurements and geological mapping to assess whether the modelled geometries were consistent with the observed structural framework (Figure 14‑7). Only structural measurements assigned confidence ratings of 2, 3 and 4 are presented. SRK notes that some of the structural measurements represent subsidiary veinlets associated with the broader mineralized sulphide structures rather than the principal mineralized structures themselves. As noted by Gaboury, these subsidiary veinlets can exhibit variable orientations. Consequently, some variation between the measured structural orientations and the orientations of the modelled mineralization wireframes is expected.
The mineralization remains open at depth and along strike in several areas. To the north, further extension of the interpreted mineralization is constrained by the northern boundary of the Mining Licence. Drilling completed to date has identified mineralization over an approximate strike length of 5.8 km and, locally, to depths exceeding 1,000 m below surface, although mineralization does not extend to these depths throughout the deposit.

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+315000 E
+320000 E
N
North
(red wireframes)
Central
(green wireframes)
South
(orange wireframes)
+3475000
Plunge +90
Azimuth 000
Looking down
0
1250
2500
3750
5000
+315000 E
+320000 E

Figure 14‑5    Plan view showing location of the North, Central and Suther Wireframes as modelled by SRK in relation to the Boumadine Mining Licence

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Figure 14‑6    Boumadine modelled wireframes in (light brown) in relation to the drillhole traces (grey)

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Figure 14‑7    Comparison of MS and SMS structural measurements (A, C and E) with the average orientations of the modelled vein wireframes (B, D and F) for the northern (A and B), central (C and D) and southern (E and F) areas of the Boumadine deposit.
14.9.1Estimation domains
To support grade interpolation, the mineralization wireframes were grouped into estimation domains based on their natural structural associations (dip and dip direction) within the northern, central and southern areas of the Boumadine mineralization framework. The northern area was subdivided into seven groups (N1 to N7), the central area into eight groups (C1 to C8), and the southern area into nine groups (S1 to S9). The resulting estimation domains and their respective group assignments are listed in Table 14‑2, and are illustrated on stereonets in Figure 14‑7.

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Table 14‑2    Final estimation domains

Area	Group	Wireframe Name	Estimation Domain Code	Area	Group	Wireframe Name	Estimation Domain Code	Area	Group	Wireframe Name	Estimation Domain Code
Central	C1	C_Main	2091	Central	C5	C1_West2	2502	South	S1	S_East_1a	1031
Central	C1	C1_East12	2012	Central	C5	C1_West38	2538	South	S1	S_East_2	1040
Central	C1	C1_East18	2018	Central	C5	C1_West7	2507	South	S1	S_East_2a	1041
Central	C1	C1_East19	2019	Central	C6	C1_East14	2614	South	S1	S_East_3	1003
Central	C1	C1_East2	2002	Central	C7	C1_West29	2729	South	S1	S_East_3a	1033
Central	C1	C1_East20	2020	Central	C8	C_NS2	2802	South	S1	S_East_4	1004
Central	C1	C1_East26	2026	North	N1	N_NE_1	3001	South	S1	S_East_5	1005
Central	C1	C1_East4	2004	North	N1	N_NE_10	3010	South	S1	S_East_6	1006
Central	C1	C1_East5	2005	North	N1	N_NE_11	3011	South	S1	S_East_7	1007
Central	C1	C1_East6	2006	North	N1	N_NE_2	3002	South	S1	S_Main	1090
Central	C1	C1_East9	2009	North	N1	N_NE_3	3003	South	S1	S_Main_a	1091
Central	C1	C1_West1	2101	North	N1	N_NE_4	3004	South	S1	S_Main_b	1092
Central	C1	C1_West13	2113	North	N1	N_NE_5	3005	South	S1	S_Target_1	1061
Central	C1	C1_West15	2115	North	N1	N_NE_7	3007	South	S1	S_Target_2	1062
Central	C1	C1_West17	2117	North	N1	N_NE_8	3008	South	S1	S_Target_3	1063
Central	C1	C1_West18	2118	North	N1	N_NE_9	3009	South	S1	S_West_1	1050
Central	C1	C1_West20	2120	North	N2	3_Imarirren	3191	South	S1	S_West_1a	1051
Central	C1	C1_West22	2122	North	N2	3_Imarirren East	3192	South	S1	S_West_1b	1052
Central	C1	C1_West27	2127	North	N2	3_Imarirren West	3193	South	S1	S_West_1d	1053
Central	C1	C1_West3	2103	North	N2	3_NS 0	3100	South	S1	S_West_2	1054
Central	C1	C1_West30	2130	North	N2	3_NS 1	3101	South	S1	S_West_2a	1055
Central	C1	C1_West31	2131	North	N2	3_NS 2	3102	South	S1	S_West_2b	1056
Central	C1	C1_West32	2132	North	N2	3_NS 21	3121	South	S2	S_N30_1	1201
Central	C1	C1_West4	2104	North	N2	3_NS 22	3222	South	S2	S_N30_2	1202
Central	C1	C1_West6	2106	North	N2	3_NS 23	3223	South	S2	S_N30_3	1203
Central	C2	C1_East13	2213	North	N2	3_NS 24	3224	South	S2	S_N30_8	1208
Central	C2	C1_East15	2215	North	N2	3_NS 25	3225	South	S2	S_N30_9	1209
Central	C2	C1_East16	2216	North	N2	3_NS 26	3226	South	S3	S_East_1d	1331
Central	C2	C1_East22	2222	North	N2	3_NS 3	3103	South	S3	S_East_2d	1341
Central	C2	C1_East23	2223	North	N2	3_NS 4	3204	South	S3	S_N30_10b	1310
Central	C2	C1_East3	2203	North	N2	3_NS 5	3205	South	S3	S_N30_11b	1311
Central	C2	C1_East7	2207	North	N2	3_NS 6	3206	South	S3	S_N30_12b	1312
Central	C2	C1_West19	2219	North	N2	3_NS 7	3207	South	S3	S_N30_13b	1313
Central	C2	C1_West21	2221	North	N2	3_NS_27	3227	South	S3	S_N30_14b	1314
Central	C2	C1_West24	2224	North	N2	3_NS_30	3230	South	S3	S_N30_4d	1304
Central	C2	C1_West25	2225	North	N2	3_Tizi West	3292	South	S3	S_N30_5b	1305
Central	C2	C1_West35	2235	North	N2	3_Tizi West 01	3293	South	S3	S_N30_6b	1306
Central	C2	C1_West36	2236	North	N2	3_Tizi_West_3	3294	South	S4	S_East_3d	1403
Central	C3	C1_East11	2311	North	N2	4_Tizi Main	3291	South	S4	S_East_4b	1404
Central	C3	C1_East27	2327	North	N3	3_Tizi East	3301	South	S4	S_East_7b	1407
Central	C3	C1_West_14	2314	North	N3	3_Tizi East 0	3295	South	S4	S_Main_d	1094
Central	C3	C1_West9	2309	North	N3	N_NE_6	3006	South	S5	S_SW_1	1501
Central	C4	C_NS1	2400	North	N4	1_West2	3402	South	S5	S_SW_2	1502
Central	C4	C1_East1	2401	North	N4	3_NS 10	3410	South	S5	S_SW_3	1503
Central	C4	C1_East10	2410	North	N4	3_NS 9	3409	South	S5	S_SW_4	1504
Central	C4	C1_East17	2417	North	N4	3_NS_11	3411	South	S6	S_East_14	1614

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Area	Group	Wireframe Name	Estimation Domain Code	Area	Group	Wireframe Name	Estimation Domain Code	Area	Group	Wireframe Name	Estimation Domain Code
Central	C4	C1_East24	2424	North	N5	3_NS 8	3508	South	S6	S_East_1b	1631
Central	C4	C1_East25	2425	North	N6	1_Main	3600	South	S6	S_East_1c	1632
Central	C4	C1_West11	2411	North	N7	4_EW_1	4003	South	S6	S_Main_c	1093
Central	C4	C1_West5	2405	South	S1	S_East_1	1030	South	S6	S_West_1c	1601
Central	C4	C1_West8	2408	South	S1	S_East_11	1011	South	S7	S_EW_2	4002
Central	C5	C1_West10	2510	South	S1	S_East_12	1012	South	S8	S_SW_5	1505
				South	S1	S_East_13	1013	South	S9	S_EW_1	4001
14.10Data Conditioning and Post-domaining Statistical Analysis
14.10.1Grade estimation methodology
The interpreted mineralization at Boumadine comprises a series of narrow vein-like bodies displaying strike continuity significantly greater than their true thickness. Where mineralized domains are substantially thinner than the parent block dimensions, without careful selection of estimation parameters conventional 3D grade estimation can result in irregular block grade distributions, localized bias, and may give the impression of greater selectivity and predictability of grade in the across-strike dimension than is realistic.
For this reason, SRK adopted a two-dimensional estimation methodology, which estimates true thickness (TT) and metal accumulation independently before calculating block grades. SRK considers this approach to be more appropriate for the style of mineralization encountered at Boumadine, as it simplifies estimation decisions, reduces artefacts associated with estimating thin volumes in 3D, and allows for greater consideration towards accurately defining the distribution of mineralization in the plane of greatest continuity.
SRK used statistics to confirm the suitability of the domain models for use in grade estimation. Assayed Au, Ag, Cu, Pb and Zn grades were considered in this analysis.
14.10.2Data conditioning and top cutting of outliers
Prior to geostatistical analysis, SRK reviewed the grade distributions to determine whether top-cutting was required to reduce the influence of isolated high-grade outliers on the estimation. This was undertaken on the raw assay data, prior to calculation of metal accumulation and TT values.
As over 70% of the raw assay samples in the drillhole database are consistent 1 m intervals, and 90% are between 0.8 and 1.2 m SRK decided that consequently no compositing was required prior to this initial capping assessment.
Separate histograms and log probability plots were generated for mineralized groups; the groups were defined according to their interpreted mineralogical composition. SRK identified three categories: high-pyrite (≥25% Fe), low-pyrite (<25% Fe), and polymetallic veins (relative low Fe but elevated Ag, Zn and Pb). Review of the histograms and log probability plots identified a small number of significant high-grade outliers, which were subsequently capped. Examples of these outliers are presented in Figure 14‑8 and Figure 14‑9. Consequently, SRK applied the initial top-cuts listed in Table 14.3. SRK notes that the capping thresholds were intentionally conservative, as a second phase of top-cut optimization was envisaged following statistical and visual validation of the initial estimation results, as discussed below.
Following completion of the initial capping assessment, mineralized drill intersections were converted into full intercept composites. For each mineralized intercept, SRK calculated the TT of the interpreted vein, together with the corresponding average capped grade for each analyte (Ag, Au, As, Cu, Fe, Pb and Zn). Metal accumulation values were then calculated as the product of TT and average grade and assigned to a single

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point located at the centre of each interpreted intercept. These metal accumulation and TT values formed the primary estimation variables used throughout the subsequent geostatistical analysis and interpolation.
Following the initial estimation, and during SRK's initial validation phase, additional top cuts based on accumulated grades (grade × true thickness) were applied to individual estimation domains where high-grade samples were observed to unduly influence adjacent blocks, resulting in local smearing of higher grades. These additional top cuts were selected through a review of domain-specific histograms and visual assessment of the estimation results. The selected top cuts are listed in Table 14‑3, an example of the top cut selected for the metal accumulation is presented in Figure 14‑10.
Table 14‑3    Selected top cuts on raw assay data

Zone	Group	Cap Level (g/t or %)					Cumulative Metal Cut (%)
		Au	Ag	Pb	Zn	Cu	Au	Ag	Pb	Zn	Cu
South	EW Polymetallic	NA	1,500	NA	NA	NA	-	-	-	-	-
	Main High Pyrite	NA	4,775	NA	28	NA	-	4	-	1	-
	Main High Pyrite + AgPbZn	3	700	7	15	NA	4	1	1	1	-
	Main Low Pyrite	10	850	NA	15	NA	3	1	-	1	-
	N30 Polymetallic	34	2,565	26	15	NA	4	3	1	0	-
	Secondary High Pyrite	26	545	NA	25	NA	2	2	-	1	-
Central	Main High Pyrite	75	1,085	12	NA	NA	3	1	0	-	-
	Main Low Pyrite	NA	110	10	17	NA	-	2	7	2	-
	NE High Pyrite	NA	515	7	20	NA	-	2	4	4	-
	NS High Pyrite	20	290	8	20	NA	8	1	6	2	-
	NS Low Pyrite	NA	NA	9	7	NA	-	-	1	3	-
North	EW Polymetallic	NA	NA	NA	NA	NA	-	-	-	-	-
	Imarien High Pyrite	NA	NA	NA	NA	NA	-	-	-	-	-
	Main	2	68	NA	NA	NA	2	2	-	-	-
	NE High Pyrite	NA	205	NA	9	NA	-	8	-	2	-
	NS High Pyrite	8	419	NA	9	NA	3	2	-	2	-
	NS Low Pyrite	6	165	NA	9	NA	4	7	-	1	-
	Tizi High Pyrite	20	1,750	NA	NA	NA	3	15	-	-	-
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Figure 14‑8    Histogram of raw Ag g.t sample data for group XX in south

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Figure 14‑9    Histogram of raw Zn % sample data for group XX in central area

Table 14‑4    Selected top cuts on metal accumulation data (grade x thickness) from SRK’s visual validation

Domain	AU	AG	PB	ZN	CU	Fe	TT
1052	0	0	0	0	0.65	NA	3
1091	8	2225	10	15	1.35	NA	5.5
1632	11	265	2.5	NA	0.45	NA	7
2091	70	1000	11.5	35.5	3.15	250	11
2104	19.5	645	6.75	18	1	NA	7.35
2405	1.25	105	5	5	NA	140	4
3101	11.75	265.5	4.15	6.25	0.95	NA	5.5

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3103	10	250	NA	2.5	1.2	NA	6.25
3291	12.5	545	10	16.75	0.87	120	9
3292	6	NA	2.5	NA	0.25	NA	5.65
3301	5.5	1335	5	NA	1.5	NA	6
1004	NA	NA	NA	NA	NA	30	NA
1007	NA	NA	NA	NA	NA	25	NA
1056	NA	NA	NA	NA	NA	100	NA
1090	NA	NA	NA	NA	NA	180	NA
1202	NA	NA	NA	NA	NA	50	NA
1305	NA	NA	NA	NA	NA	100	NA
1311	NA	NA	NA	NA	NA	80	NA
2510	NA	NA	NA	NA	NA	175	NA
3011	NA	NA	NA	NA	NA	40	NA
3121	NA	NA	NA	NA	NA	100	NA
3294	NA	NA	NA	NA	NA	80	NA
3295	NA	NA	NA	NA	NA	200	NA
3301	NA	NA	NA	NA	NA	90	NA

Figure 14‑10    Histogram of raw Ag metal accumulation data for domain 1091 in South

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Figure 14‑11    Histogram of raw Au metal accumulation data for domain 2091 in Central
14.10.3Statistics
A comparison of the uncapped and capped accumulated metal values for Ag, Au, Cu, Fe, Pb and Zn for each estimation domain is presented in Appendix B. SRK notes that the uncapped accumulated metal values incorporate the top-cuts applied to the raw, uncomposited drillhole assay database, as described in 14.10.2.
The distribution of accumulated metal values for most domains approaches a log-normal distribution, examples of which are presented in Figure 14‑12 for Cu and Figure 14‑13 for Ag. Some domains exhibit more complex distributions owing to limited sample support due to the accumulation approach; however, they generally remain consistent with a positively skewed (approximately log-normal) distribution, though in a few cases a normal gaussian distribution is observed.
The coefficient of variation (CoV) for the modelled domains typically ranges between 0.8 and 1.4. The CoV generally decreases where the limited additional top-cuts have been applied to the accumulated metal values. Overall, top-cutting has a minimal effect on the mean accumulated metal grades within most domains. The greatest impact is observed in domains with limited sample support or exceptionally high accumulated Ag values compared to the rest of the domain samples, such as Domains 4001 and 3301. In SRK's opinion, domains with high CoV’s typically require additional drilling to increase the sample support of these domains.

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Figure 14‑12    Example capped metal accumulation histogram for Au in domain 2091

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Figure 14‑13    Example capped metal accumulation histogram for Ag in domain 2091
14.10.4Geostatistical analysis
Experimental variography was undertaken using calculated metal accumulation values (grade × true thickness) for each structural vein group, as defined by the orientation of the interpreted mineralization wireframes in Section 14.9.1.
Log-transformed directional experimental variograms were generated to investigate the principal directions of spatial continuity for Ag, Au, Cu, Pb, Zn and true thickness. The variograms typically have only a few hundred sample pairs, due to the accumulation approach adopted, but has resulted in variograms of moderate to high quality. The principal direction of continuity was clearly identified and corresponds closely with the interpreted plunge of mineralized shoots. Exponential models were fitted to the experimental variograms.
Owing to the limited number of closely spaced downhole sample pairs, the nugget effect was primarily evaluated using omnidirectional variograms together with the shortest lag distances available in the directional variograms.

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Variography was only possible for structural groups N1, N2 Imarirren, N2 Tizi, C1, C2, C4, S1, S2, S3, S4, S5 and S6, owing to the greater quantity of supporting data and the higher confidence in the geological interpretation of these groups. The remaining groups (N3, N4, N5, N6, N7, C3, C5, C6, C7, C8, S7, S8 and S9) contained insufficient data to support meaningful variogram modelling. For these groups, variogram parameters were adopted from the most appropriate analogue group, based on similarities in orientation and geological interpretation. Specifically, the plunge orientation used during estimation was fixed using the corresponding analogue variogram model, whilst the search orientation and variogram geometry were locally adjusted based on the average orientation of the corresponding group of modelled veins using Vulcan LVA function, as discussed in Section 14.10.9.
For the grade continuity analysis, North Group 2 was subdivided into the Tizi and Imarirren vein packages, despite both belonging to the same structural group. This subdivision was undertaken because the two vein packages are spatially distinct and separated by sufficient distance to warrant independent variogram analyses.
The modelled variogram parameters are denoted in Table 14‑6, with example images presented in Figure 14‑14 to Figure 14‑16.

A
Log Variogram for PBCAPxT
Downhole -G1- Main
Sph(0.65, 40)
Sph(0.1, 20)
N(0.25)
Gamma (2,204)
Sample Separation (m)
B
Log Variogram for PBCAPxT
N(0.25)
Gamma (2,204)
Sample Separation (m)
C
Log Variogram for PBCAPxT
N(0.25)
Gamma (2,204)
Sample Separation (m)
D
Log Variogram for PBCAPxT
N(0.25)
Gamma (2,204)
Sample Separation (m)
E
Log Variogram for PBCAPxT
N(0.25)
Gamma (2,204)
Sample Separation (m)

Figure 14‑14    Directional variograms for Pb (grade x thickness) for group C1 (central): (A) downhole variogram; (B) major-axis variogram; (C) semi-major-axis variogram; (D) minor-axis variogram and (E) omnidirectional variogram

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A
Log Variogram for true_length
Downhole - N2 - Tei
Lag
1
Sph(0.8, 40 )
N(0.2)
Gamma (0.646)
Sample Separation (m)
B
Log Variogram for true_length
Direction 1: 29-->002 - N2 - Tei
N(0.2 )
Gamma (0.646)
Sample Separation (m)
C
Log Variogram for true_length
Direction 2: -57-->084 - N2 - Tei
Lag
Sph(0.8, 150 )
N(0.2 )
Gamma (0.646)
Sample Separation (m)
D
Log Variogram for true_length
Direction 3: -15-->280 - N2 - Tei
Lag
10
Sph(0.8, 20 )
N(0.2 )
Gamma (0.646)
Sample Separation (m)
E
Log Variogram for true_length
Direction 5: 00-->000 - N2 - Tei
N(0.2 )
Gamma (0.646)
Sample Separation (m)

Figure 14‑15    Directional variograms for true thickness (TT) for group N2_Tizzi (north): (A) downhole variogram; (B) major-axis variogram; (C) semi-major-axis variogram; (D) minor-axis variogram and (E) omnidirectional variogram

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A
Log Variogram for ZNCAPxT
Downhole - N30 - Steep
Lag 1
Sph(0.65, 40)
Sph(0.2, 20)
N(0.15)
Gamma (4.720)
Sample Separation (m)
B
Log Variogram for ZNCAPxT
Direction 1: -60→114 - N30 - Steep
Lag 50
Sph(0.85, 120)
N(0.15)
Gamma (4.720)
Sample Separation (m)
C
Log Variogram for ZNCAPxT
Direction 2: -05→012 - N30 - Steep
Lag 50
Sph(0.85, 95)
N(0.15)
Gamma (4.720)
Sample Separation (m)
D
Log Variogram for ZNCAPxT
Direction 3: 20→100 - N30 - Steep
Lag 10
Sph(0.85, 30)
N(0.15)
Gamma (4.720)
Sample Separation (m)
E
Log Variogram for ZNCAPxT
Direction 5:00→000 - N30 - Steep
Lag 30
Sph(0.85, 104)
N(0.15)
Gamma (4.720)
Sample Separation (m)

Figure 14‑16    Directional variograms for Zn (grade x thickness) for group S2 (south): (A) downhole variogram; (B) major-axis variogram; (C) semi-major-axis variogram; (D) minor-axis variogram and (E) omnidirectional variogram
Table 14‑5    SRK modelled variogram parameters

Group	Element	Nugget	Number of structures	Major angle (Vulcan input) °	Semi Major angle (Vulcan input) °	Minor angle (Vulcan input) °	Sill	Total Sill	Major Range (m)	Semi Major Range (m)	Minor Range (m)
C1	Ag	30%	1	123.9	-22.5	62.8	70%	100%	275	125	50
C1	Au	20%	1	128.5	-13.6	64.2	80%	100%	250	125	50
C1	Cu	25%	1	128.5	-13.6	64.2	75%	100%	110	80	50
C1	Pb	25%	1	128.5	-13.6	64.2	75%	100%	251	150	50
C1	TT	25%	1	128.5	-13.6	64.2	75%	100%	225	130	50
C1	Zn	25%	1	128.5	-13.6	64.2	75%	100%	370	210	50
C2	Ag	25%	1	129.6	-22.5	45.9	75%	100%	200	295	50
C2	Au	25%	1	117.3	-32.8	40.1	75%	100%	200	295	50
C2	Cu	25%	1	129.6	-22.5	45.9	75%	100%	200	265	50
C2	Pb	25%	1	117.3	-32.8	40.1	75%	100%	200	295	50
C2	TT	25%	1	129.6	-22.5	45.9	75%	100%	200	250	50
C2	Zn	25%	1	129.6	-22.5	45.9	75%	100%	200	295	50
C4	Ag	25%	1	141.7	-24.2	51	75%	100%	205	115	50

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Group	Element	Nugget	Number of structures	Major angle (Vulcan input) °	Semi Major angle (Vulcan input) °	Minor angle (Vulcan input) °	Sill	Total Sill	Major Range (m)	Semi Major Range (m)	Minor Range (m)
C4	Au	20%	1	148.2	-16.3	53.3	80%	100%	130	110	50
C4	Cu	20%	1	120.7	-42.1	39.3	80%	100%	150	105	50
C4	Pb	10%	1	148.2	-16.3	53.3	90%	100%	260	135	50
C4	TT	10%	1	125.6	-38.9	42.6	90%	100%	105	135	50
C4	Zn	10%	1	148.2	-16.3	53.3	90%	100%	285	135	50
N1	Ag	25%	1	247.5	21.5	13.1	75%	100%	135	190	20
N1	Au	25%	1	203.6	6.3	24.2	75%	100%	165	85	20
N1	Cu	25%	1	203.6	6.3	24.2	75%	100%	180	70	20
N1	Pb	25%	1	203.6	6.3	24.2	75%	100%	190	105	20
N1	TT	25%	1	203.6	6.3	24.2	75%	100%	205	125	20
N1	Zn	25%	1	208.3	8.3	23.7	75%	100%	175	165	20
N2 Immarien	Ag	25%	1	358.1	24.1	106.5	75%	100%	190	155	20
N2 Immarien	Au	25%	1	356.5	28.9	107.2	75%	100%	195	180	20
N2 Immarien	Cu	25%	1	354.7	33.6	108.1	75%	100%	150	150	20
N2 Immarien	Pb	25%	1	354.7	33.6	108.1	75%	100%	225	220	20
N2 Immarien	TT	25%	1	359.6	19.3	105.9	75%	100%	225	160	20
N2 Immarien	Zn	25%	1	354.7	33.6	108.1	75%	100%	280	140	20
N2_Tizi	Ag	20%	1	1.5	28.9	107.2	80%	100%	180	150	20
N2_Tizi	Au	20%	1	1.5	28.9	107.2	80%	100%	195	180	20
N2_Tizi	Cu	20%	1	314.3	72	147.1	80%	100%	135	125	20
N2_Tizi	Pb	20%	1	1.5	28.9	107.2	80%	100%	330	180	20
N2_Tizi	TT	20%	1	1.5	28.9	107.2	80%	100%	185	150	20
N2_Tizi	Zn	20%	1	1.5	28.9	107.2	80%	100%	345	155	20
S1	Ag	30%	1	329.6	-24.6	-79	70%	100%	165	125	50
S1	Au	20%	1	329.6	-24.6	-79	80%	100%	145	85	50
S1	Cu	20%	1	329.6	-24.6	-79	80%	100%	205	180	50
S1	Pb	20%	1	329.6	-24.6	-79	80%	100%	190	150	50
S1	TT	30%	1	329.6	-24.6	-79	70%	100%	230	95	50
S1	Zn	20%	1	329.6	-24.6	-79	80%	100%	265	175	50
S2	Ag	15%	1	114.3	-69.4	13.5	85%	100%	120	120	50
S2	Au	25%	1	114.3	-69.4	13.5	75%	100%	115	110	50
S2	Cu	20%	1	114.3	-69.4	13.5	80%	100%	115	110	50
S2	Pb	15%	1	114.3	-69.4	13.5	85%	100%	130	110	50
S2	TT	15%	1	114.3	-69.4	13.5	85%	100%	120	95	50
S2	Zn	15%	1	114.3	-69.4	13.5	85%	100%	120	95	50

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Group	Element	Nugget	Number of structures	Major angle (Vulcan input) °	Semi Major angle (Vulcan input) °	Minor angle (Vulcan input) °	Sill	Total Sill	Major Range (m)	Semi Major Range (m)	Minor Range (m)
S3	Ag	25%	1	72.8	-41.6	-18.9	75%	100%	145	105	50
S3	Au	25%	1	79.2	-43.1	-14.5	75%	100%	195	135	50
S3	Cu	30%	1	79.2	-43.1	-14.5	70%	100%	170	120	50
S3	Pb	25%	1	79.2	-43.1	-14.5	75%	100%	150	105	50
S3	TT	25%	1	79.2	-43.1	-14.5	75%	100%	110	105	50
S3	Zn	25%	1	79.2	-43.1	-14.5	75%	100%	110	105	50
S4	Ag	20%	1	354.8	-35.4	-45.3	80%	100%	350	175	50
S4	Au	20%	1	340	-20.3	-52.3	80%	100%	310	175	50
S4	Cu	20%	1	340	-20.3	-52.3	80%	100%	350	175	50
S4	Pb	20%	1	340	-20.3	-52.3	80%	100%	350	175	50
S4	TT	20%	1	340	-20.3	-52.3	80%	100%	165	130	50
S4	Zn	20%	1	340	-20.3	-52.3	80%	100%	305	175	50
S5	Ag	20%	1	316.5	-28.9	- 107.2	80%	100%	190	160	50
S5	Au	20%	1	316.5	-28.9	- 107.2	80%	100%	160	140	50
S5	Cu	20%	1	169.1	-56.8	118.2	80%	100%	130	140	50
S5	Pb	20%	1	316.5	-28.9	- 107.2	80%	100%	190	140	50
S5	TT	20%	1	316.5	-28.9	- 107.2	80%	100%	185	140	50
S5	Zn	20%	1	316.5	-28.9	- 107.2	80%	100%	235	185	50
S6	Ag	20%	1	63.7	-54.7	7.1	80%	100%	200	140	50
S6	Au	20%	1	330.7	-29.5	-78.5	80%	100%	255	240	50
S6	Cu	20%	1	115.2	-35.4	45.3	80%	100%	280	220	50
S6	Pb	20%	1	72.1	-53.8	13.9	80%	100%	350	175	50
S6	TT	20%	1	77.1	-53.8	13.9	80%	100%	320	400	50
S6	Zn	25%	1	72.1	-53.8	13.9	75%	100%	205	145	50
14.10.5Boundary Analysis
Based on previous structural studies, two principal fault sets are recognized to overprint the northwest-southeast-trending mineralized corridor. Northeast-striking (approximately 020°–200°) faults are interpreted to have controlled Au enrichment and a subsequent Zn mineralizing event, whereas younger east-northeast-striking (approximately 070°–250°) faults are associated with Ag-Pb mineralization cross-cut the earlier structural framework.
Based on this, SRK decided to apply soft boundaries to 16 domains in the southern area and 10 domains in the northern area. For the selected domains, a soft-boundary search distance of 30 m × 30 m × 10 m was applied along the major, semi-major and minor axes for all search passes (Table 14‑6), which allows for any close spaced drilling to influence the block estimates in this region. These domains correspond to cross-cutting vein sets that have similar orientations to these two later fault sets. Where drillhole spacing is sufficient, SRK also observed elevated metal grades associated with these intersecting structures, indicating continuity of mineralization across the domain boundaries and supporting the use of soft boundaries for grade estimation.
Hard boundaries were applied between all remaining mineralized domains and between mineralization and waste, where the boundary analysis indicated distinct grade populations. A comparable structural relationship is described in Section 7 and 9.6.

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Table 14‑6    Selected domains with soft boundaries applied

Domain with Soft boundary conditions applied
1091	1090	3291	3010
1501	1201	3001	3011
1502	1202	3002
1503	1203	3003
1504	1040	3004
1505	1003	3005
1041	1004	3009
1502	1007	3191
14.10.6Quantitative Kriging Neighbourhood Analysis (QKNA)
Quantitative Kriging Neighbourhood Analysis (QKNA) was undertaken using Supervisor to support the estimation parameters selected by SRK. The analysis was used to optimize and support the selection of the parent block dimensions, the number of discretization points per block, and the minimum and maximum number of samples used during estimation. Supervisor evaluates these parameters by testing the sensitivity of the kriging efficiency and slope of regression to the parameters.
QKNA was undertaken on the capped Au accumulated metal data (grade × true thickness) for four of the most well informed domains (1091, 2091, 3191 and 3291). The output from Supervisor was used to support the selection of the estimation parameters and parent block dimensions. Based on the QKNA results (Figure 14‑17), a parent block size of 5 m × 15 m × 15 m (X, Y and Z), a minimum of three samples, a maximum of seven samples, a search ellipsoid of 200 m × 150 m × 50 m were selected alongside a discretization of 2 x 2 x 2, though discretization was shown not to be sensitive in this Supervisor analysis.
SRK reviewed the QKNA results in conjunction with the resulting block grade estimates and visual and statistical validation prior to finalising the estimation parameters adopted for the 2026 MRE.

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A
Blocks Optimisation - AUCAPXT
Kriging Efficiency
Kriging Efficiency
Slope
1
0.5
0
-0.5
-1
-1.5
-2
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
5x10x10
5x15x15
5x20x20
5x25x25
5x30x30
10x10x10
15x15x15
20x20x20
25x25x25
30x30x30
Reset Zoom

B
Samples Optimisation - AUCAPXT
Kriging Efficiency
Kriging Efficiency
Slope
1
0.5
0
-0.5
-1
-1.5
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
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Reset Zoom

Figure 14‑17    Example of QKNA results for block sizes (A) and number of samples used in the search (B) for domain 1091 (south)

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14.10.7Block Model and Estimation
A 3D un-rotated block model was generated within Vulcan and sub-blocked by the interpreted mineralization domains, weathering model and the topographic surface.
The block model geometry (extents) and block sizes are presented in Table 14‑7.
Table 14‑7    Boumadine block model framework

Description	Easting (X)	North (Y)	Elevation (Z)
Block Model Origin (Lower left corner)	314500	3473000	0
Mineralization Parent Block Dimension	5	15	15
Waste Parent Block Dimension	90	90	90
Minium Sub-Block Dimension	1	3	3
Rotation	None applied
The parent block dimensions were selected to reflect the average drillhole spacing along strike and down dip, thereby appropriately representing the expected grade variability while maintaining an acceptable degree of smoothing during estimation. The across-strike 5 m block dimension was selected as most modelled domains are less than 5 m wide. However, given that the estimation approach utilized accumulated metal values (grade × true thickness) and a single point for each drillhole, the across-strike block dimension is not considered to be a sensitive parameter. The parent block dimensions within the mineralized domains are approximately one-third of the nominal 50 m infill drillhole spacing, which currently covers just under half of the modelled mineralization wireframes. The block model parameters selected by SRK were supported by the QKNA conducted in Supervisor, as noted above.
SRK recommends that a change-of-support (parent block size) study be undertaken during the next phase of the Project. This should be completed following additional, closer-spaced (infill drilling - which is ongoing currently) to provide more reliable variogram models and to optimize the parent block dimensions and sample selection criteria for future MRE’s.
14.10.8Grade interpolation
Resource estimation was completed within an area encompassing all modelled mineralized domains.
•Metal accumulation (grade × true thickness) and TT were estimated independently within each mineralized domain using OK. Whilst As and Fe was estimated using the same parameters as the other elements using IDW² instead of OK.
•Top-cuts were applied as described in Section 14.10.2.
•Hard boundary conditions were applied during estimation, except for 16 domains in the southern area and 10 domains in the northern area, where soft boundary conditions were employed using a search distance of 30 m × 30 m × 10 m, as described in Section 14.10.5.
•Sub-blocks were assigned the estimated grade of their parent block.
•Sample selection criteria were developed through a combination of visual assessment supported by QKNA undertaken in Supervisor.
•Search ellipsoids were orientated locally to the geometry of each mineralized domain using Vulcan's Local Varying Anisotropy (LVA) functionality (also commonly referred to as dynamic anisotropy). Final block grades were calculated by dividing the accumulation estimate by the TT estimate for each element, in each block.

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14.10.9Estimation Parameters
The selection of the search radii were guided by modelled continuity from the variograms, the typical sample spacing and the QKNA assessment undertaken in Supervisor. The search neighbourhood and sample selection parameters were further refined through a series of initial estimation runs, which were visually reviewed to optimize the estimation parameters. This resulted in the adoption of octant-based sample selection during grade estimation. In some domains, the minimum and maximum sample selection criteria were adjusted to account for limited sample support and to ensure that all domains could be estimated.
The search neighbourhood comprised two successive search passes using the following parameters:
•Pass 1: 200 m x 150 m x 50 m, with a minimum of three and maximum of seven samples, and a maximum of two samples per octant.
•Pass 2: 500 m x 500 m x 500 m, with a minimum of two and maximum of five samples, and a maximum of two samples per octant.
LVA was employed for the estimation of all domains. Three-dimensional surfaces representing the centre of each mineralized vein were constructed and used to calculate the local dip and dip direction throughout the block model. These locally varying orientations were referenced during each estimation pass to align the search ellipsoid with the geometry of each mineralization domain (Figure 14‑18). The same local orientations were also applied to the variogram models; however, the plunge was fixed based on the geostatistical assessment (Table 14‑8).

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Figure 14‑18    Vertical section (looking north) of a modelled domains (red and green) with local search ellipses shown (blue) to demonstrate application of LVA
Table 14‑8    Fixed plunge applied to the estimation group

Group	Element	Azimuth	Dip
C1	All (including TT	128.5	-13.6
C2	All (including TT	117.3	-32.8
C4	All (including TT	148.2	-16.3
N1	All (including TT	203.6	6.3
N2_Immarien	All (including TT	354.7	33.6
N2_Tizi	All (including TT	1.5	28.9
N6_DirectionOnly	All (including TT	118.3	-49
S1	All (including TT	329.6	-24.6
S2	All (including TT	114.3	-69.4
S3	All (including TT	79.2	-43.1
S4	All (including TT	340	-20.3
S5	All (including TT	316.5	-28.9
S6	All (including TT	72.1	-53.8

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14.10.10Density Estimation
A dry in situ density (density) was estimated into the parent block model using IDW². Prior to estimation, SRK reviewed the available density database labelled as SGDRY, to assess its suitability for MRE. During this review, it was observed that the frequency of measured density values within the weakly mineralized and waste sample intervals was substantially lower than the frequency of density measurements collected from the corresponding MS intervals, as discussed in Section 11.6. Consequently, the measured density database alone was considered insufficient to adequately represent the density distribution throughout the deposit.
To reduce this sampling bias, SRK evaluated the relationship between measured dry in situ density (SGDRY) and the calculated total sulphide content (Section 14.4) within the modelled mineralized domains. A broad positive correlation was observed, whereby dry in situ density generally increased with increasing total sulphide content, although the relationship was non-linear.
Several potentially anomalous density measurements were identified during the review. Thirteen samples (shown in orange in Figure 14‑19) were considered to be erroneous, and their SGDRY values were excluded entirely from the density database. The remaining anomalous measurements (shown in red and blue in Figure 14‑19) were retained within the density database but excluded from the regression analysis. Consequently, only the samples shown in green in Figure 14‑19 were used to derive the regression relationship. Figure 14‑20 illustrates the regression fitted to the retained density data, which was subsequently used to estimate density for samples lacking measured SGDRY values. The regression equation is:
Equation 6:

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Figure 14‑19    Coded density database showing the 13 SGDRY samples excluded from the analysis (orange), SGDRY samples retained but excluded from the regression (red and blue) and samples retained for the regressional analysis (green)

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SGDRY (Measured) vs Calculated Total Sulphide Content
SGDRY (tm/3)
5.5
5
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y = 0.000000128989x⁴ - 0.000026258569x³ + 0.001652733571x² - 0.009958125244x + 2.800000000000
0
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70
80
90
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Calculated Total Sulphide %

Figure 14‑20    Plot showing regression applied to density database used to determine density when no SGDRY values have been recorded

Based on this relationship, density values were assigned to the coded density database using the following hierarchy:
•Samples identified as "Excluded from regression" (13 samples) were assigned density values calculated using the regression (Figure 14‑20).
•Where measured density values (SGDRY) were available for a given SAMPLEID, the measured values were used directly. Where multiple density measurements existed for the same SAMPLEID, a length-weighted average density was assigned.
•Where no measured density value was available, density was estimated from the calculated total sulphide content using the regression.
Density values were assigned at the assay sample interval (including measured values SGDRY), as the regression relationship was developed using total sulphide values calculated from the assay intervals.
Several drillholes contained neither SGDRY values nor sufficient analytical data to calculate total sulphide content. Consequently, density could not be assigned to these intervals and they remained unpopulated within the coded density database.
A single density composite was subsequently generated for each estimation interval and estimated into the parent block model using IDW². Unlike the grade estimation, density was estimated directly and was not converted to accumulated value (density × true thickness) prior to interpolation.

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In total, 1,848.9 m of sample intervals were assigned measured SGDRY values (based on the Aya sampleID), while 4,554.3 m were assigned density values derived from the regression relationship. Of the intervals for which density could be assigned, approximately 29% were therefore based on measured SGDRY values and 71% on regression-derived values. A further 640.0 m of sample intervals (approximately 9% of the total interval length considered) remained unpopulated because neither measured density nor sufficient analytical data were available to derive a density value. The density search neighbourhood utilized the same set of parameters as the grade estimate (search passes, size of ellipse and number of samples).
A fixed waste density of 2.75 t/m³ was assigned to fresh waste and 2.65 t/m³ to transitional (weathered) waste. These values represent the average measured dry in situ density (SGDRY) within the respective waste domains.
Within the transitional mineralized domains, the estimated density was reduced by 10%. This adjustment was applied because only 17 measured density values were available for the transitional mineralized material, which SRK does not consider sufficient to adequately represent the density characteristics of this domain.
Based on the above observations, SRK recommends that Aya expand its density data collection program, as discussed in Section 14.4. Additional density measurements should be collected across the full weathering profile from a representative range of both mineralized and waste intervals, with the current SRK mineralization wireframes used as a guide for sample selection. This may require additional drilling of the upper portions of the deposit. This additional data should also be used to validate and, where appropriate, refine the sulphide-density regression relationship. In addition, SRK recommends that Aya collect density measurements from drillholes that currently contain no density information in order to improve the spatial coverage of the density database and support future MRE.
The long-term objective should be to estimate density from measured dry in situ density values, thereby removing the reliance on regression-derived estimates.
Following density estimation, block tonnages were calculated by multiplying the estimated dry in situ density by the corresponding parent block volume.
14.10.11Proportion of blocks filled in each search pass
On average, approximately 75% of the mineralized blocks were estimated during the first search pass, with the remaining 25% estimated during the second search pass. The relatively high proportion of blocks estimated during the first search pass is considered appropriate given the current drilling density, the quantity of available sample data across much of the deposit, and the optimized search ellipsoid and sample selection parameters adopted for the estimation.
14.11Block Model Validation
14.11.1Introduction
The block model estimates were validated by completing the following checks:
•global validation by comparison of the composite grade statistics for the back calculated drillhole grades (metal accumulation/thickness) versus block grade assay statistics,
•local validation using visual inspections on sections and plans, viewing the 2D composites metal accumulations and back calculate drillhole grades (metal accumulation /thickness) versus block grades, as well as density values and
•local validation by comparison of average composite grades with average block grades (metal accumulations) and density samples along different directions (swath plots).

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14.11.2Global statistics
The back calculated mean composite grades (metal accumulation/thickness) were compared to the mean, density weighted, estimated block grades to globally validate the estimates. Appendix C compares Ag, Au, Cu, Pb and Fe and Zn values. SRK did not apply declustering to the composite dataset prior to this comparison. In general, SRK considers that a difference of within ±10% between the mean composite grades and the estimated block grades represents an acceptable level of agreement. For some elements within certain domains, differences greater than ±10% were observed. These differences are primarily associated with domains having limited sample support, clustered drilling, rapid variations in the thickness of the modelled mineralization wireframes, or relatively low mean elemental values, where small absolute differences can result in comparatively large percentage differences.
To assess whether these differences represent estimation bias, the block model was further validated through detailed visual comparison of the estimated block grades against the accumulated metal composites and back calculated mean composite grades (metal accumulation/thickness) on plans, sections and in 3D. This review confirmed that the observed differences do not represent a systematic bias in the estimation process.
SRK considers that the global estimates for Ag, Au, Cu, Pb and Zn provide a reasonable representation of the drillhole grades and that no significant global estimation bias has been introduced. As expected, the strongest correlation between composite and block grades is observed within the well-supported estimation domains, whereas domains with limited sample support and/or clustered drilling exhibit a lower degree of correlation.
14.11.3Visual validation
The metal accumulation and back calculated assay grades (meatal accumulation / thickness), coloured by Ag (g/t), Au (g/t), Cu (%), Pb (%) and Zn (%) grade as well as true thickness (m) and density values, were viewed on sections and plans and compared to the block model. These inspections confirmed that the estimates locally conform to the composites. Figure 14‑21 to Figure 14-30 are examples of the visual validation conducted by SRK coloured by an appropriate legend.

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Figure 14‑21    Long section of domain 1031, A = block model vs capped metal accumulation composites (grade x thickness) for Au, B = block model vs back calculated Au g/t grades (metal accumulation /. thickness)

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Figure 14‑22    Long section of domain 1091, A = block model vs capped metal accumulation composites (grade x thickness) for Zn, B = block model vs back calculated Zn % grades (metal accumulation /. thickness)

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Figure 14‑23    Long section of domain 2091, A = block model vs capped metal accumulation composites (grade x thickness) for Ag, B = block model vs back calculated Ag g/t grades (metal accumulation /. thickness)

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Figure 14‑24    Long section of domain 3103, A = block model vs capped metal accumulation composites (grade x thickness) for Pb, B = block model vs back calculated Pb % grades (metal accumulation /. thickness)

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Figure 14‑25    Long section of domain 3193, A = block model vs capped metal accumulation composites (grade x thickness) for Cu, B = block model vs back calculated Cu % grades (metal accumulation /. thickness)

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Figure 14‑26    Long section of domain 3193, A = block model vs true thickness m

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N
den_res
4.5
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Plunge 00
Azimuth 090
Looking East
W
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Figure 14‑27    Long section of domain 2091, A = block model vs density composites (tm/3)

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Ag (A)
ag
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Pb (E)
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Zn (F)
zn
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Figure 14‑28    Cross section in the Southern area through 317165 X and 3475490 Y (azimuth 340° dip 90°) showing block model vs back calculated Ag g/t (A), Au g/t (B), Cu % (C), Fe % (D), Pb % (E) and Zn % (F) grades (12 m slicing width)

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Ag (A)
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Plunge -07
Azimuth 339
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zn
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0.005793

Figure 14‑29    Cross section in the Central area through 316911 X and 3477037 Y (azimuth 340° and dip 90°) showing block model vs back calculated Ag g/t (A), Au g/t (B), Cu % (C), Fe % (D), Pb % (E) and Zn % (F) grades (12 m slicing width)

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Ag (A)
Au (B)
Cu (C)
Fe (D)
Pb (E)
Zn (F)
ag
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Looking North
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Figure 14‑30    North south cross section in the Northern area through 315420. X and 3478310 Y (azimuth 0° and dip 90°) showing block model vs back calculated Ag g/t (A), Au g/t (B), Cu % (C), Fe % (D), Pb % (E) and Zn % (F) grades (20 m slicing width)

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14.11.4Swath plots and grade distribution
The block models were also validated by comparing average metal accumulation composite grades and average block grades along different directions (swath plots) and through comparing grade distributions (histograms) of the block model and composite file.
Figure 14‑31 to Figure 14‑34 show examples of swath plots and histograms from some of the best informed domains. The charts show capped metal accumulation composite grades (blue line) against estimated metal accumulation block estimates (grey line), as well nearest neighbour estimate of the metal accumulation (orange line). The numbers of composites used are plotted as blue bars and the model tonnages as red bars on the charts. SRK has not presented the declustered composites in the images below.
Here, and likewise in other domains, the mean composite grades and the mean estimated block grades follow similar trends in all directions. The capped estimates are somewhat smoother than the composite grades, particularly where there are limited samples or very high-grade composites, as demonstrated by the nearest neighbour estimates.
It is SRK’s opinion that the estimate is a reasonable representation of the input composites at the current level of sampling. It should be noted that SRK chose to only cap extremely high grade (raw assays and a metal accumulation values) composites in the domains allowing the representation of the locally higher-grade internal structures.

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Figure 14‑31    Mean metal accumulation (Au) composite Grades (blue line) compared to Block Estimate Grades (orange = OK estimate and grey = nearest neighbour estimate) for domain 1031: swaths along easting (upper left), northing (upper right), elevation (lower left)

Figure 14‑32    Mean metal accumulation (Au) composite Grades (blue line) compared to Block Estimate Grades (orange = OK estimate and grey = nearest neighbour estimate) for domain 1091: swaths along easting (upper left), northing (upper right), elevation (lower left)

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Figure 14‑33    Mean metal accumulation (Ag) composite Grades (blue line) compared to Block Estimate Grades (orange = OK estimate and grey = nearest neighbour estimate) for domain 2091: swaths along easting (upper left), northing (upper right), elevation (lower left)

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Figure 14‑34    Mean metal accumulation (Zn) composite grades (blue line) compared to block estimate grades (orange = OK estimate and grey = nearest neighbour estimate) for domain 3191: swaths along easting (upper left), northing (upper right), elevation (lower left)

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Swath Plot:X 30m Density values
Zone: 2091
value
Number of Samples
Slice
NRECORDS
M_TONNES
S_den_res
M_density

Swath Plot:Y 105m Density values
Zone: 2091
value
Number of Samples
Slice
3476287.5
3476392.5
3476497.5
3476602.5
3476707.5
3476812.5
3476917.5
3477022.5
3477127.5
3477232.5
3477337.5
3477442.5
3477547.5
3477652.5
3477757.5
3477862.5
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M_TONNES
S_den_res
M_density

Swath Plot:Z 105m Density values
Zone: 2091
value
Number of Samples
Slice
367.5
472.5
577.5
682.5
787.5
892.5
997.5
1102.5
1207.5
1312.5
31 Kt
172 Kt
284 Kt
474 Kt
1396 Kt
1236 Kt
1604 Kt
1855 Kt
1235 Kt
NRECORDS
M_TONNES
S_den_res
M_density

Figure 14‑35    Density composite grades (blue line) compared to block density values (orange = OK estimate) for domain 2091: swaths along easting (upper left), northing (upper right), elevation (lower left)
14.11.5Validation summary
SRK is satisfied that the estimates of density, Au, Ag, Cu, Pb and Zn are a reasonable representation of the input composites at the current level of sampling and that no global biases have been introduced.
14.12Mineral Resource Classification
The 2026 MRE for Boumadine has been classified in accordance with the CIM Definition Standards. Mineral Resource classification is inherently a matter of professional judgement and should consider confidence in the geological interpretation, geological and grade continuity, the quality and quantity of the supporting exploration data, and confidence in the estimated tonnage and grades. These factors should be considered collectively to define contiguous areas of similar confidence.
SRK applied these principles through an integrated assessment of the geological interpretation, drilling density, data quality, estimation quality, and grade continuity. Classification wireframes were developed to define contiguous zones of similar confidence rather than assigning classification on a block-by-block basis. Consequently, some isolated blocks that individually satisfy the classification criteria have been excluded from the final classified volumes to maintain coherent classified volumes.

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The 2026 MRE is supported by drilling completed by Aya and Maya. Historical drilling programs, principally those completed prior to 2018, were excluded from the geological model and 2026 MRE where drillhole locations or sampling quality could not be adequately verified. Review of the QA/QC data indicates that Aya's drilling, sampling and analytical procedures are appropriate for MRE and do not indicate any significant systematic sampling or analytical bias.
Confidence in the geological interpretation is considered moderate to high within the principal mineralized structures, which are supported by modern drilling, surface and underground mapping, historical artisanal workings, historical BRPM underground development, and locally by oriented core measurements, typically were there are four or more individual drill hole intercepts. Geological continuity is locally disrupted by east-west- and N30°-striking faults, resulting in areas of increased uncertainty in the interpreted mineralized volumes. Confidence decreases towards the peripheral vein systems and at depth, where drilling density is limited and structural controls are not well understood.
Confidence in grade continuity is supported by experimental variography and the ongoing infill drilling program. Variogram models of the principal mineralized domains indicate major-axis continuity of approximately 145 m to 250 m, with approximately 70% to 80% of the total grade variance explained within distances of approximately 40 to 60 m. Historical BRPM underground mapping and sampling provide additional qualitative support for the continuity of the principal massive sulphide veins.
The Mineral Resource has been classified principally on the basis of drillhole spacing, geological continuity, grade continuity, and the quality of the estimation support. SRK reviewed the drillhole spacing for each estimation domain in conjunction with the geological interpretation, variography, and the number of informing composites contributing to each estimate. Areas supported by nominal drillhole spacings of approximately 50 m (across a minimum of 3 drillhole fences), where the geological interpretation is well constrained and blocks are informed by multiple drillhole intersections, have been classified as Indicated Mineral Resources. Furthermore, any areas that initially satisfied the criteria for Indicated Mineral Resources within the transitional (weathered) zone were subsequently downgraded to Inferred Mineral Resources. This reflects the limited density data available within the transitional mineralized material, the lack of metallurgical testwork to demonstrate that the material can be processed using the proposed processing route and uncertainty regarding the depth/extent of artisanal surface mining.
Areas supported by nominal drillhole spacings of up to approximately 100 m, where geological and grade continuity remain reasonable but confidence is lower, have been classified as Inferred Mineral Resources, provided that the estimates are informed by multiple drillhole intersections. Any domains supported by three or less drillhole intercepts (typically along a single fence of drilling), or that do not satisfy the Inferred Mineral Resource classification criteria, have not been classified by SRK.
No Measured Mineral Resources have been classified by SRK.
The Inferred Mineral Resource requires additional infill drilling to improve confidence in the geological interpretation, density model, and local grade estimation before consideration can be given to upgrading the classification or supporting detailed mine planning. The resulting Mineral Resource classification is illustrated in Figure 14‑36.

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N
classification
indicated
inferred
not classified
Plunge +36
Azimuth 038
0
500
1000
1500

Figure 14‑36    View of the block model coloured by Mineral Resource classification (orange=Indicated, green=Inferred and grey = unclassified) in relation to the estimation composites (black)
14.13Mining Depletion
The Boumadine deposit has been exploited primarily by underground mining undertaken by BRPM, SODIM and SODECAT between 1986 and early 1992. Also, older exploitation, focussed on near surface mineralization was completed. Records, including maps of the historical underground workings were captured in a local Mine grid. These maps were transformed from the historical local mine grid into the Project UTM coordinate system by GoldMinds Geoservices Inc., providing the basis for incorporating the historical mining information into this MRE (Figure 14‑37).
As discussed in Section 12.2.3, and 12.3, SRK reviewed the georeferenced plans and considers that they provide an appropriate representation of the overall mining geometry for geological interpretation and depletion purposes. However, location discrepancies remain evident between some of the georeferenced underground workings and the interpreted mineralization wireframes. This is considered to reflect the uncertainty associated with the historical mine surveys and the georeferencing process, rather than inaccuracies in the geological model. In several areas, the mined voids do not coincide with the current geological interpretation. It is known that the historical mining targeted the massive sulphide mineralization, whereas the current SRK mineralization wireframes also include adjacent lower-grade mineralization (semi massive and disseminated sulphides). The offsets between the as-built wireframes and the interpreted mineralization could result in portions of mined material remaining within the MRE if depletion were applied solely using the historical mine voids.
SRK also reviewed recent high-resolution satellite imagery to identify areas of historical artisanal mining at surface, which were incorporated into the depletion model where appropriate using a 5m buffer from surface, this buffer also incorporated the QP’s site visit observations (GPS points).

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Figure 14‑37    Underground mining as-builts (stopes = blue and development = black) provided by Aya (location central area)

To ensure that all mineralization believed to have been extracted by underground mining methods was appropriately depleted from the 2026 MRE, SRK constructed additional depletion adjustment wireframes (cookie cutters) in areas where the interpreted mineralized veins and the historical underground workings are (locally) offset (Figure 14‑38). These adjustment solids were designed to fully deplete the mineralized vein targeted by the historical (BRPM, SODIM and SODECAT) underground operations while preserving the overall geological interpretation. The depletion adjustment wireframes were used to trigger local sub-blocking and populate the ugflag field within the block model. This field identifies material interpreted to have been extracted through historical underground mining but which is not necessarily represented within the historical as-built mine void wireframes due to the positional discrepancies discussed above. Aya was informed of the approach and depletion coding prior to finalization of this step.
The following domains have been depleted by SRK:
•1030,1090, 1092, 2004, 2012, 2091, 2104, 2203, 2207, 2314, 3291 and 4002.

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Figure 14‑38    Cross-section looking north at mined as-builts provided by Aya (grey) which is offset from mineralization (mined veins denoted on figure), in relation to SRK depletion adjustment shape (red outline) used to deplete 1030 and 1091
14.14Reconciliation
SRK was provided with limited historical production records, comprising the total tonnes mined only, the grades provided relate to a subset of mining areas specific dates, therefore SRK did not include the grades in the comparison below. No detailed information was provided identifying the specific areas of the deposit mined during individual production periods. Consequently, a direct reconciliation between the historical production records and the depleted MRE for specific areas could not be undertaken. Therefore, SRK compared the total depleted tonnage represented within the block model against the reported historical production (Table 14‑9). In order to check the production tonnage reported by BRPM, Aya provided SRK with the tailings volume, which, using a density of 2.0 t/m3, this equated to 270 Kt, which is only 9 Kt more than the production tonnage reported in Table 14‑9.
As discussed in Section 14.13, there remains a degree of uncertainty regarding the spatial position of the historical underground workings owing to the accuracy of the original mine surveys and the subsequent georeferencing process used to construct the 3D depletion solids. Consequently, it cannot be confirmed that all historical underground mining has been fully represented within the depletion model. In addition, historical artisanal mining at surface has been depleted from the MRE were identified but is not believed to be represented within the reported historical production records, further contributing to differences between the two datasets.
Additional uncertainty arises from the mining methods employed historically. Mining is understood to have been controlled principally using geological mapping, sectional interpretations, underground channel sampling and underground drilling, rather than modern 3D geological and mine planning models. Furthermore, the historical mining is understood to have primarily targeted the massive sulphide mineralization at a relatively high cut-off grade (BRPM reported that the mining cut-off grade was relatively high owing to the marginal economics of the Project at the time), whereas the current SRK mineralization wireframes also include

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adjacent lower-grade mineralization (semi massive and disseminated sulphides) considered to exhibit reasonable geological continuity and economic potential. It is also unknown to what extent mining dilution, overbreak and underbreak affected the historical mining operations.
In total, SRK depleted 485 kt from the block model, representing all material contained within the depletion shapes. The difference between the depleted block model tonnage and the reported historical production is approximately 46% (261 Kt compared with 485 Kt). In SRK's opinion, these differences are considered reasonable given the uncertainties associated with the historical mine surveys, depletion methodology, historical mining practices, changes in the geological interpretation (inclusion of lower grade material within the 2026 wireframes), and the limited historical production information available for review.
SRK cautions the reader against making a direct comparison between the historical production records and the depleted tonnage and grades without considering the uncertainties discussed above. Should underground mining recommence at the Project, SRK recommends that future production stopes are surveyed and routinely reconciled against the geological model and production records. Where safe and practicable, SRK also recommends that Aya resurvey the accessible historical underground workings once these have been dewatered as well as the surface artisanal excavations to further improve the accuracy of the depletion model for future MRE’s and mining studies.
Table 14‑9    Comparison of Mines Production Record and Depleted Block Model

Mined	Mt	Ag g/t%	Au g/t	Cu %	Pb %	Zn%
Production	261,000	N/A	N/A	N/A	N/A	N/A
SRK Model	484,503	82.64	2.89	0.13	0.57	2.46
Difference	223,503	N/A
% Difference	46%
14.15Economic and Technical Input Parameters
Aya developed a Net Smelter Return (NSR) model and cut-off value calculations for both open pit and underground reporting for the Project, which were independently reviewed by SRK. Following several minor amendments, these were adopted for reporting the 2026 Boumadine Mineral Resource Statement. The NSR and associated cut-off values were developed to determine the quantities of material offering "...reasonable prospects for eventual economic extraction", in accordance with CIM requirements, for both open pit and underground mining scenarios.
Aya used reasonable mining and processing assumptions to develop the reporting NSR cut-off values for both open pit and underground Mineral Resource reporting. The NSR reflects the Project location, with a number of input parameters derived from the 2025 Aya PEA, including metallurgical recovery assumptions, mining, processing, treatment charges, penalties, royalites and transportation costs. The NSR cut-off represents the cost of mining, processing and shipping one tonne of mineralized material, including general and administrative (G&A) costs. The parameters used in the NSR calculation are provided in Table 13‑10 to Table 13‑14. The costs in Table 13‑14 have been rounded to a single decimal place.
The metal prices in Table 13‑10 to Table 13‑12 adopted for Mineral Resource reporting are based on the 2025 Aya PEA. In the opinion of the QP, these metal price assumptions are appropriate and consistent with the "reasonable" and "eventual" economic extraction requirements for Mineral Resource reporting.
SRK notes that open pit Mineral Resources take priority over underground Mineral Resources in order to reflect the assumed mining sequence, whereby open pit mining is expected to precede underground mining. Prior to the pit optimization in Whittle software, the block model was regularised to 5 × 5 × 5 m parent blocks. The open pit Mineral Resource Statement was subsequently reported from the in situ sub-block model using a

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marginal NSR cut-off of USD 60/t, based on the technical and economic assumptions listed in Table 13‑14, and includes only classified blocks that occur within, or are intersected by, the conceptual open pit shell that have not been depleted.
In conjunction with the open pit reporting, SRK generated grade shells in Leapfrog to define realistic underground mining targets using an underground NSR cut-off of USD 110/t (Table 13‑14). Areas exceeding this threshold and with a mineralized thickness greater than 1.5 m (assumed minimum mining thickness) were delineated. For mineralized zones less than 1.5 m thick, an NSR × thickness criterion was applied, whereby only blocks with values of 165 (110 (NSR) x 1.5 (thickness)) or greater were considered for reporting. Following this, SRK removed small and isolated grade shells, that were considered unlikely to be mined using underground mining methods, before reporting.
The resulting grade shells, were used to constrain the reporting of the underground Mineral Resource (classified material only). No additional cut-off value was applied directly to the block model. Instead, the entire classified mineralized volume enclosed by the mineable grade shells was reported (waste is excluded), as the shells represent the minimum mining selectivity assumed for the proposed underground mining method at Boumadine. The 2025 Aya PEA states that underground mining will be undertaken using the Avoca mining method, a variation of longhole stoping that uses rockfill as backfill.
SRK recommends that future MRE’s incorporate a Mineable Stope Optimizer (MSO) using parameters representative of the proposed underground mining method.
The calculated NSR $/t is as follows:
The calculation is based on metal prices of 2,800 USD/oz Au, 30 USD/oz Ag, 4.6 USD/lb Cu, 1.0 USD/lb Pb and 1.2 USD/lb Zn.
SRK notes the following opportunities to improve the robustness of the NSR calculation in future versions:
•Royalty has been deducted from the NSR formula using a constant 6.75 USD/t based on the 2025 PEA results. While this is not necessarily incorrect, it is less clear than the usual approach, where royalty would be deducted directly from the concentrate streams, so it remains linked to the value drivers. SRK recommends updating the royalty calculation accordingly in future versions.
•Penalties and minimum deductions are currently included in the treatment charge assumptions. SRK recommends that penalties and deductions are modelled separately from treatment charges, using concentrate grades as inputs, so that the calculation remains linked to changes in concentrate grades.
•Freight costs are currently included in operating costs rather than in the NSR calculation. This treatment is acceptable if applied consistently. However, NSR calculations typically include all realization costs, including freight, because these costs are directly linked to the saleable concentrate mass. SRK recommends moving freight costs into the NSR calculation in future versions.
•Concentrate mass calculations use the original plant feed grades for each concentrate stream. Strictly, Pb concentrate should be based on plant feed grades, Zn concentrate should be based on Pb-circuit tailings grades, and pyrite concentrate should be based on Zn-circuit tailings grades. This would affect the calculated mass pull and therefore shipment costs. The difference is expected to be immaterial for Pb

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and Zn concentrates but may be more relevant for pyrite concentrate. SRK recommends reviewing this basis in future versions, particularly the Fe feed grade used for the pyrite concentrate calculation.
It should be noted that Aya also reports silver (AgEq) and gold equivalent (AuEq) grades. However, these are based solely on metal prices and metallurgical recoveries and do not incorporate the full range of modifying factors included in the NSR calculation (treatment, payability, freight, penalties, royalties and smelter charges). Consequently, the equivalent grades were not used for optimization or Mineral Resource reporting. The calculation of the equivalents follows the same principal as Aya 2025 PEA, and these have been provided for comparative use only. SRK recommends calculating the equivalent grade using NSR factors. This approach will avoid any inconsistency with the NSR framework already in place, making the process more straightforward.
The calculated Ag equivalent (AgEq) is as follows:
The calculated Au equivalent (AuEq) is as follows:
Table 14‑10    NSR Zinc Concentrate Calculation

NSR Zinc Concentrate
Description	Unit	Zn Con Zn
Commodity price	USD/lb	1.2
Concentrator recovery	%	74.7%
Concentrate grade	%	57.4
Payability	%	85.0%
Treatment charge	USD/t dmt	205.5
Freight cost*	USD/t wmt	0

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NSR factor	USD/t per %	14.12
*Freight costs are included in the operating costs and set to zero in the NSR calculation
Table 14‑11    NSR Lead Concentrate Calculation

NSR Lead Concentrate
Description	Unit	Pb Con Pb	Pb Con Cu	Pb Con Au	Pb Con Ag
Commodity price	USD/lb or USD/oz	1	4.6	2,800	30
Concentrator recovery	%	82.0%	73.4%	23.8%	50.4%
Concentrate grade	% Pb	29.6
Payability	%	89.9%	90.0%	95.0%	95.0%
Refining charge	USD/oz			30	1.5
Treatment charge	USD/t dmt	122
Freight cost*	USD/t wmt	0
NSR factor	USD/t per % or g/t	12.87	66.95	20.14	0.44
*Freight costs are included in the operating costs and set to zero in the NSR calculation
Table 14‑12    NSR Pyrite Concentrate Calculation

NSR Pyrite Concentrate
Description	Unit	Py Con Au	Py Con Ag
Commodity price	USD/oz	2,800	30
Fe recovery	%	89.0%
Pyrite concentrate Fe grade	% Fe	38.1
Payability	%	78.0%	78.0%
Freight cost*	USD/t wmt	0
NSR factor	USD/t per g/t	50.14	0.31
*Freight costs are included in the operating costs and set to zero in the NSR calculation
Table 14‑13    Total NSR by Element

Total NSR By Element
Description	Unit	Pb	Zn	Au	Ag	Cu
Zinc concentrate	USD/t per % or g/t		14.12
Lead concentrate	USD/t per % or g/t	12.87		20.14	0.44	66.95
Pyrite concentrate	USD/t per % or g/t			50.14	0.31
Total NSR factor	USD/t per % or g/t	12.87	14.12	70.27	0.75	66.95
Table 14‑14    Cut-off value calculation

Parameters	Unit	USD/t
Processing rate per annum	Mtpa	2.9

Cost assumptions
Government rent (mining tax)	USD/t	0.3
General and administrative	USD/t	6

Mining - Open pit
Open pit grade control, drilling and assay	USD/t	1.1
Mineralised material mining cost	USD/t	2
Waste mining cost	USD/t	1.5
Surface haul and rehandle	USD/t	2

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Pit Angle	°	47

Mining - Underground
Underground stoping, including backfill	USD/t	35
Underground operating development	USD/t	13.3
Underground owners costs	USD/t	5.3
Surface haul and rehandle	USD/t	2

Processing	USD/t	17.3
Concentrates Shipment
Lead concentrate	USD/t	1.5
Zinc concentrate	USD/t	1.9
Pyrite concentrate	USD/t	28.2

Water + TSF	USD/t	0.4

Cut-off Values
Open pit costs	USD/t	59.1
Open pit cut-off value for MRE reporting	USD/t	60
Underground costs	USD/t	111.2
Underground cut-off value for MRE reporting	USD/t	110

* costs in the above have been rounded to a single decimal place
14.16Mineral Resource Statement
The SRK 2026 Mineral Resource Statement (MRS) for the Boumadine deposit is presented in Table 14‑15. The 2026 MRE is reported and classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) and NI43-101 Standards of Disclosure for Mineral Projects (May 2016).
The 2026 MRE has an effective date of 28 February 2026, and has been depleted to reflect the current understanding of the historic mining. The Mineral Resources are limited to classified material contained within conceptual open pit shell reported above the NSR reporting cut-off of 60 USD/t and, below the pit shell, to classified material contained within grade shells (following the removal of isolated shapes) based on a 110 USD/t NSR cut-off, that satisfy a 1.5 m minimum minable thickness. The Mineral Resources are reported within the Boumadine Mining Licence on an in-situ, undiluted basis and amount to:
•Indicated Mineral Resources (open pit and underground) of some 8,582 kt, at a mean grade of 121.7 g/t Ag, 1.9 g/t Au, 0.09 % Cu, 1.01 % Pb and 2.19 % Zn; and
•Inferred Mineral Resources (open pit and underground) of some 45,365 kt, at a mean grade of 56.8 g/t Ag, 1.8 g/t Au, 0.08 % Cu, 0.58 % Pb and 1.33 % Zn.
The reader is cautioned that the results from this study are used solely for the purpose of testing the “reasonable prospects for economic extraction” and do not represent an attempt to estimate Mineral Reserves. The results are used as a guide to assist in the preparation of a MRS.
The Company’s Boumadine Mining Licence permit expired in May 2026. Aya have informed SRK that they are currently in the processes of renewing the Licence (no change to the extent or conditions) for an additional 10 years. Whilst the licence renewal approval is currently pending, the Company has informed SRK that they see no reason why this will not be successful.

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Table 14‑15    SRK Mineral Resource Statement for the Boumadine Project, Morrocco, as at an effective date of 28 February 2026

	Cut-off (NSR USD/t)	Tonnes (Kt)	Average Grade							Contained Metal
			Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	AgEq (g/t)	AuEq (g/t)	Ag (koz)	Au (koz)	Cu (kt)	Pb (kt)	Zn (kt)	AgEq (koz)	AuEq (koz)
Pit-Constrained
Indicated	60	6,639	115.5	2.2	0.1	0.96	2.21	390.8	4.2	24,653	463	6	64	147	83,423	896
Inferred	60	19,497	57.8	2	0.07	0.62	1.54	298.7	3.2	36,218	1,280	14	120	301	187,258	2,011
Underground
Indicated	110	1,943	143	1.1	0.06	1.19	2.11	319.6	3.4	8,931	69	1	23	41	19,963	214
Inferred	110	25,868	56	1.6	0.08	0.56	1.17	251.9	2.7	46,605	1,372	21	145	303	209,475	2,249
Total
Indicated	60/110	8,582	121.7	1.9	0.09	1.01	2.19	374.7	4	33,585	532	8	87	188	103,386	1,110
Inferred	60/110	45,365	56.8	1.8	0.08	0.58	1.33	272.0	2.9	82,823	2,653	35	265	604	396,733	4,260
In reporting the Mineral Resource Statements, SRK notes the following:
•The Mineral Resources have an effective date of 28 February 2026. Mr Guy Dishaw, P.Geo., is the Qualified Person (QP) responsible for the Mineral Resource Estimate in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2019). Mr Dishaw is a member of the Association of Professional Engineers and Geoscientists of Saskatchewan.
•The Mineral Resource Estimate was prepared by a team of consultants from SRK under the supervision of the QP.
•Mineral Resources are reported in situ and undiluted and are constrained within the Boumadine Mining Licence.
•Mineral Resources have been depleted to reflect SRK's current understanding of historical underground mining completed up to mine closure in 1992 as well as surficial artisanal workings.
•Commodity prices of US$2,800/oz Au, US$30/oz Ag, US$4.60/lb Cu, US$1.00/lb Pb and US$1.20/lb Zn were used to establish reasonable prospects for eventual economic extraction.
•The NSR was calculated as: NSR (US$/t) = (Pb (%) × 12.87) + (Zn (%) × 14.12) + (Au (g/t) × 70.27) + (Ag (g/t) × 0.75) + (Cu (%) × 66.95) − 6.75.
•Silver equivalent (AgEq) and gold equivalent (AuEq) grades are based solely on metal prices and metallurgical recoveries and do not incorporate the full range of factors included in the NSR calculation, including treatment charges, payabilities, penalties, royalties and other smelter charges. Consequently, equivalent grades were not used for optimization or application of reporting cut-offs and are provided for reference only.

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•AgEq = Ag (g/t) + (Au (g/t) × Au price/gram × Au recovery) / (Ag price/gram × Ag recovery) + Zn (%) × Zn price/lb × Zn recovery / (Ag price/gram × Ag recovery) × 685.7147973 + Pb (%) × Pb price/lb × Pb recovery / (Ag price/gram × Ag recovery) × 685.7147973 + Cu (%) × Cu price/lb × Cu recovery / (Ag price/gram × Ag recovery) × 685.7147973.
•AuEq = Au (g/t) + (Ag (g/t) × Ag price/gram × Ag recovery) / (Au price/gram × Au recovery) + Zn (%) × Zn price/lb × Zn recovery / (Au price/gram × Au recovery) × 685.7147973 + Pb (%) × Pb price/lb × Pb recovery / (Au price/gram × Au recovery) × 685.7147973 + Cu (%) × Cu price/lb × Cu recovery / (Au price/gram × Au recovery) × 685.7147973.
•Open-pit Mineral Resources are reported within an optimized pit shell using an NSR cut-off value of US$60/t. The optimization and reporting assumptions include mineralised material mining costs of US$2.0/t, waste mining costs of US$1.5/t. Drilling and blasting costs (grade control) US$1.1/t, US$2.0/t surface haulage and rehandling costs, processing and shipping costs of US$49/t, G&A costs of US$6/t and an overall pit slope angle of 47°.
•Underground Mineral Resources are reported using a rounded NSR cut-off value of US$110/t, based on total underground mining costs of US$55.6/t, processing and shipping costs of US$48.9/t and G&A costs of US$6.7/t. The underground Mineral Resources demonstrate sufficient continuity suitable for long-hole underground mining methods. Reporting shapes apply a minimum true mining width of 1.5 m, with isolated or discontinuous volumes considered unlikely to support potential underground extraction excluded from the reported Mineral Resource.
•Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
•The QP is unaware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Resource Estimate.
•Tonnages are reported in metric units and grades are reported in grams per tonne (g/t) for Au and Ag and percent (%) for Cu, Pb and Zn. Tonnages, grades and contained metal quantities have been rounded appropriately. Rounding may result in apparent differences between totals and the sums of individual values; such differences are not considered material.

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14.17Sensitivity Analysis
The Mineral Resources of the Boumadine Project are sensitive to the selection of the reporting cut-off value. To illustrate this sensitivity, Figure 14‑39 to Figure 14‑40 present grade-tonnage curves for the combined Indicated and Inferred Mineral Resources for the open pit and underground mining scenarios. The reader is cautioned that the figures presented in these charts do not constitute a MRS and are provided solely to demonstrate the sensitivity of the block model estimates to the selection of the NSR cut-off value. Furthermore, the underground grade-tonnage curve includes all material reported beneath the optimized open pit shell and does not take into account mineable shapes or minimum mining thickness.
Figure 14‑39    Boumadine Grade Tonnage Curves for Open Pit Indicated and Inferred Material
Figure 13‑40    Boumadine Grade Tonnage Curves for Underground Indicated and Inferred Material

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14.18Aya Peer Review
Throughout the project, Aya undertook a peer review of SRK's 2026 MRE at the key stages (upon completion of the wireframing, grade and density estimation as well as SRK’s approach to depletion). All key decisions were discussed during the weekly project calls including SRK’s classification and Mineral Resource reporting approach. Where appropriate, SRK incorporated Aya's feedback, with adjustments being made based on their Project knowledge and constructive feedback.
14.19Comparison to Previous Estimates
As stated in Section 6.8, four previous MRE’s have been completed for the Boumadine Project, with the most recent reported by Aya in March 2025 (2025 MRE), which was in accordance with NI 43-101 (Table 6‑4).
The methodologies used to define the 2026 MRE differ from those used for the 2025 MRE. The principal differences include:
•Additional data and geological modelling: SRK remodelled the Boumadine deposit using all available drilling data (historical BRPM and 2017 Maya drilling was excluded). The 2026 geological interpretation considered an additional 453 drillholes compared to the 2025 MRE, associated with Mineral Resource definition and extensions to the known mineralization. The significant increase in available drilling data is considered to be one of the principal reasons for the differences between the two estimates. The additional drilling comprised both infill and exploration drilling, resulting in upgrades to portions of the previously classified Mineral Resource (to inferred and or indicated) and extensions to the known mineralization. Both the Aya 2025 and SRK 2026 mineralization wireframes were modelled using the Leapfrog vein modelling tool, and both estimates excluded the same drillholes from the geological modelling and grade estimate. The 2026 interpretation is built upon the previous geological models and incorporated the additional drilling, previous wireframe interpretations, depletion shapes and underground geological mapping. SRK adopted a more conservative approach to the geological modelling of individual domains, locally excluding wider intervals of waste and/or low-grade material that had been included within the 2025 wireframes. In some cases, individual domains interpreted in the 2025 MRE were subdivided by SRK into multiple domains based on the updated geological, structural interpretation and their respective orientations. Both the 2025 and 2026 wireframes considered the structural interpretations developed by Gaboury, satellite imagery and structural measurements obtained from oriented drill core. As part of the 2026 study, SRK modelled 158 mineralized domains across the Project, comprising 57 domains in the southern area, 58 in the central area and 43 in the northern area. In comparison, the 2025 MRE comprised 45 modelled domains in total, including 13 in the southern area, 13 in the central area and 19 in the northern area. Some of the additional domains modelled by SRK reflect new geological information provided by the additional infill and exploration drilling that was either unavailable or poorly supported at the time of the 2025 MRE.
•Grade estimation: The 2026 grade estimation methodology differs from that used for the 2025 MRE, principally through the use of a 2D metal accumulation approach rather than 3D grade estimation adopted by Aya in 2025. SRK estimated metal accumulation (grade × true thickness) using ordinary kriging (OK) and octant-based sample selection for Ag, Au, Cu, Pb and Zn. In comparison, the 2025 MRE estimated grades directly from 1 m composites using inverse distance weighting and did not use ordinary kriging or octant-based sample selection.
•Treatment of high-grade outliers: Both the SRK 2026 and Aya 2025 estimation approaches applied high-grade caps to limit the influence of anomalously high-grade samples, albeit using different thresholds and methodologies. For the 2026 MRE, SRK initially applied capping to the raw assay grades prior to calculating metal accumulation. Capping thresholds were assessed using histograms and log-probability

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plots for three mineralization categories: high-pyrite (≥25% Fe), low-pyrite (<25% Fe), and polymetallic veins (relatively low Fe but elevated Ag, Zn and Pb). SRK subsequently applied additional capping to metal accumulation values within selected domains where further control of high-grade samples was considered necessary following visual and statistical validation of the model. In comparison, the 2025 MRE applied capping to the 1 m composites, with thresholds selected by Aya using histograms and log-probability plots for specific domains (if warranted).
•Density estimation: The density estimation methodology was revised for the 2026 MRE. SRK estimated density using IDW² from a single composite (across strike intersection). The estimation dataset comprised measured dry in situ density values supplemented, where required, by proxy density values derived from a regression relationship between measured dry in situ density and calculated total sulphide content. In comparison, the 2025 MRE applied fixed density values based on the average measured densities of the modelled mineralized wireframes.
•Depletion: The 2026 MRE was depleted for historical underground mining and surface artisanal workings, whereas the 2025 MRE was not depleted. As discussed above in Section 14.13, where mining is known to have occurred but an offset exists between the modelled mineralization and the available underground as-built wireframes, SRK created additional depletion shapes to account for the interpreted mined material. SRK also depleted surface artisanal workings identified during the QP site visit and from satellite imagery. These depletion shapes were used to ensure that known or interpreted historically mined material was excluded from the 2026 MRE to the best knowledge of the QP.
•Adjustments to the technical and economic parameters used for Mineral Resource reporting: The assumptions and calculations used to derive the 2026 open pit and underground NSR cut-off values were reviewed by SRK as part of the current study. In several cases, Aya made amendments following SRK's review. These included, but were not limited to, the use of concentrate recoveries and grades as inputs to the NSR calculation, revision of the Pb treatment charge to remove previous double counting, and adjustments to concentrate mass pull and associated shipment costs. The 2026 NSR calculation also incorporates updated metal price assumptions. In addition, the processing cost assumptions used to support both open pit and underground Mineral Resource reporting differed from those applied in 2025. The 2026 open pit optimization also incorporated revised mineralized material and waste mining costs and a slightly different overall pit slope assumption. Collectively, these changes resulted in differences in the technical and economic parameters used to demonstrate reasonable prospects for eventual economic extraction and to report the 2026 MRE.
•Mineral Resource reporting: For the 2025 MRE, open pit Mineral Resources were reported within an optimized pit shell above an NSR cut-off value of USD 95/t, while underground Mineral Resources were reported beneath the pit shell above an NSR cut-off value of USD 125/t. Aya did not undertake a stope optimization exercise or exclude volumes that did not form potentially mineable underground shapes or consider any minimum minable thicknesses in reporting the 2025 underground Mineral Resources. The 2025 reporting parameters were derived from the pit optimization and NSR calculations completed at the time. For the 2026 MRE, SRK reported open pit Mineral Resources within an optimized pit shell using an NSR cut-off value of USD 60/t, while underground Mineral Resources were assessed using an NSR cut-off value of USD 110/t. For underground reporting, SRK generated grade shells in Leapfrog, based on block centroid values, to define realistic potential underground mining targets. These grade shells were used to identify areas where the mineralized thickness exceeded 1.5 m, representing the assumed minimum mining thickness. For mineralized zones less than 1.5 m thick where elevated grades were present, an NSR × thickness criterion was applied. SRK subsequently removed small and isolated volumes considered unlikely to be mined using the proposed underground mining methods. This approach provides a more explicit assessment of the potentially mineable geometry of the underground Mineral Resources than that applied in the 2025 MRE.

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Overall, the 2026 Mineral Resource Statement (Table 14‑15) reports higher tonnages than the 2025 MRE. Indicated Mineral Resources increased by approximately 66%, from 5,169 kt to 8,582 kt, while Inferred Mineral Resources increased by approximately 55%, from 29,196 kt to 45,365 kt. The average Ag grade of the Indicated Mineral Resources increased by approximately 34%, from 90.8 g/t to 121.7 g/t, while the Inferred Ag grade decreased by approximately 31%, from 81.8 g/t to 56.8 g/t. Average Au grades decreased by approximately 31% for Indicated Mineral Resources (2.8 g/t to 1.9 g/t) and by approximately 31% for Inferred Mineral Resources (2.6 g/t to 1.8 g/t). Average Zn grades decreased by approximately 22% for Indicated Mineral Resources (2.8% to 2.19%) and by approximately 37% for Inferred Mineral Resources (2.11% to 1.33%). The average Cu grade decreased by approximately 26% for Indicated Mineral Resources (0.12% to 0.09%), while the Inferred grade remained unchanged. The average Pb grade increased by approximately 19% for Indicated Mineral Resources (0.85% to 1.01%) but decreased by approximately 29% for Inferred Mineral Resources (0.82% to 0.58%).
Given the differences in the quantity of available drilling data (an additional 453 drillholes), geological interpretation, estimation methodology, density estimation, depletion, the approach used to demonstrate reasonable prospects for eventual economic extraction, and the technical and economic input parameters, SRK considers that the changes between the 2025 and 2026 Mineral Resource estimates cannot be attributed to any single factor, but a combination of the above.

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15.0MINERAL RESERVE ESTIMATES
This section is not applicable to this Report.

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16.0MINING METHODS
16.1General Description of the Mining Project
The Boumadine deposit is a large polymetallic mineralized system containing Au, Ag, Zn, and Pb, extending over 5 km, with historic mining infrastructure in the central and southern zones. Mineralization at Boumadine begins at the surface in some occurrences and generally takes the form of vertical or subvertical structures. A combined open-pit (“OP”) and underground (“UG”) mining operations are planned for Boumadine mineralized zones.
The mine plan presented in this section is based on the Mineral Resource estimate described in Section 14 and includes Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as Mineral Reserves. There is no certainty that the results of this Preliminary Economic Assessment will be realised. No Mineral Reserves have been estimated for the Project.

16.2Geotechnical
16.2.1Open Pit
16.2.1.1Open Pit Slope Design
Geotechnical evaluations of the Boumadine pits have been completed by empirical evaluation to produce slope design constraints domained by slope dip direction (see RockEng report #24017-102 for complete documentation of geotechnical site characterization and analyses). The pit slope design guidance may be applied to varying pit shell geometries with reliance on slope orientation (rather than geographical location).
Overall slope angle (OSA) constraints are summarized in Table 16-1. It is noted that these are maximum allowable OSA values; slopes may be limited to a flatter angle once benches, ramps, slope breaks etc. are accounted for in geometry.

Table 16-1    Summary of OSA recommendations.

Slope Dip Direction	Overall Slope Angle (OSA)
	Slope Height up to 380m	Slope Height up to 220m	Slope Height up to 100m
5	48	52	60
65	38	42	48
125	48	52	60
185	48	52	60
245	48	52	60
305	48	52	59
Further to the OSA summarized above, pit slope designs are constrained by the following:
Adverse jointing is expected at Boumadine in east-northeast dipping slopes due to the presence of a prominent ENE dipping joint set. Here, the inter ramp slope angle (IRA) should not exceed the dip of the adverse joint (48˚).
Minimum catch bench width are defined as follows (Ryan & Pryor, 2000 in Read & Stacey, 2009):

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Catch Bench Width (m) = 0.2 * Bench Height + 4.5m
•Where overburden is present, it will be stripped and laid back at a 2H:1V slope. A bench between the toe of the overburden and the crest of rock should be left around the pit perimeter to prevent overburden from running into the pit (bench width should be equal to overburden depth).
•The first 2 benches will be single bench height to account for the likely occurrence of poorer ground conditions near surface (weathering horizon).
•Below the initial two benches in rock, 20 m high double benches are geotechnically feasible.
•Geotechnical slope breaks will be established every 100 vertical metres; preliminary design will consider geotechnical slope breaks to be not less than double the width of a typical catch bench.
16.2.2Underground
Geotechnical evaluations of the Boumadine underground mine have been completed by empirical evaluations (see RockEng report #24017-102 for complete documentation of geotechnical site characterization and analyses).
16.2.2.1Mining Method Selection
Longhole open stoping is a geotechnically sound mining method for the Boumadine underground. Based on deposit body geometry, longitudinal open stoping and/or Avoca style stoping is deemed amenable from a geotechnical perspective. Longitudinal stoping provides operational flexibility to adjust stope panel lengths, thus there is an opportunity for optimizing design for local variances (good or bad) in ground conditions. This is particularly important where the deposit body is narrow as production performance in narrow zones is likely to be more sensitive to HW and FW dilution.
At relatively shallow depths, low stress conditions allow for operational flexibility with mine sequencing. At this phase of study, one key aspect of sequencing that has been identified pertains to inter-lens pillar stability and adjacent stope performance. The lead/lag between adjacent lenses is minimized as an opportunity to mitigate loss of confinement.
16.2.2.2Open Stope Design and Overbreak Potential
Stope stability has been evaluated by empirical methods considering vertical stope sidewalls, HW and FW faces dipping ENE at ~85° (based on modelled stope geometries), and horizontal stope backs. It is assumed that both sulphides and Tuff may be exposed in stope faces. The recommended hydraulic radii limitations are provided in Table 2. It has been concluded that 20 m level spacing (25 m stope height), with 20 m strike lengths are well suited for Boumadine underground. Larger stopes may be achieved if cable bolting is implemented. At these dimensions, with typical HW to FW spans, stope backs and endwalls are expected to perform well, with stope back cable bolting required rarely (where HR exceeds 4.2). The predicted overbreak (for 20 m strike x 20 m level spacing) is roughly 0.5 m for stope HWs and blast damage only for stope FWs.
Table 16-2    Recommended stope sizing constraints by stope face and rock type.

Stope Face	Unsupported HR	Supported HR
HW/FW	5.6	7.5
Back	4.2	6.2
Endwalls	7.5	-

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16.2.2.3Potential Overbreak
HW and FW overbreak is an important metric for dilution planning. An estimate of stope HW and FW overbreak has been assessed using the empirical method by Clark (1998). For hydraulic radii of 5.6 (20 m strike length, with 20 m level spacing) the predicted overbreak is roughly 0.5 m for stope HWs and blast damage only for stope FWs.
16.2.2.4Pillar Stability
Inter-lens Stope Pillars
Inter-lens pillars exist between stacked (HW to FW) mineralized zones. The Boumadine underground mine plans intend to utilize cemented rock fill, and so the largest mining risk associated with inter-lens stope pillar stability is dilution and oversize entering open stopes (as opposed to global mine stability). The following pillar dimensioning constraints have been established by empirical methods.
•At W:H = 0.3 (6 m for a 20 m stope strike length), total pillar loss predicted for HW to FW sequencing is 2.3 m, and for FW to HW sequencing is 2.2 m.
•At W:H = 0.4 (8 m pillar for a 20 m stope strike length), total pillar loss for HW to FW sequencing is 1.8 m, and for FW to HW sequencing is 1.5 m.
•At W:H = 0.5 (10 m pillar for a 20 m stope strike length), total pillar loss for HW to FW sequencing is 1.1 m, and for FW to HW sequencing is 1.0 m.

Table 16-3 Pillar Dilution Based by Mining Sequence.

Pillar Dimensions		0.5W:H	0.4W:H	0.3W:H
HW to FW advance	ELOS 1st Stope (m)	0.3	0.3	0.3
	ELOS 2nd Stope (m)	0.8	1.5	˃ 2.
	Total Pillar Dilution (m)	1.1	1.8	˃2.3
FW to HW advance	ELOS 1st Stope (m)	0.7	0.7	0.7
	ELOS 2nd Stope (m)	0.3	0.8	1.5
	Total Pillar Dilution (m)	1.0	1.5	2.2
Source: RockEng

Rib & Sill Pillars
Rib pillar dimensioning will rely on a 1:0.7 width (rib pillar horizontal thickness) to height (HW to FW span) aspect ratio with a minimum dimension of 3 m. Permanent sill pillar dimensioning relies on a 1:1 width (vertical dimension) to height (HW to FW span) aspect ratio with a minimum dimension of 5 m.
Crown Pillar
Based on empirical crown pillar evaluations, a 20 m pillar (in rock, ignoring overburden thickness) is deemed appropriate for stable crown pillar conditions during active mining operations. This dimension relies on the assumption that backfill will be utilized to manage long term stability for mine closure. Further, it is not unreasonable to expect that, with appropriate engineering and planning, full crown pillar recovery may be achieved (assuming surface disturbance is permitted, and environmental risks are tolerably low).
16.2.2.5Infrastructure Siting
Given the relatively shallow mining depth, the geotechnical risks associated with stress induced damage to permanent infrastructure are considered low; thus, allowing for reasonable design flexibility, general guidance

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is as follows: cross-cut lengths ensure that haulage drive stand-offs are at least 15 m from the deposit body contact; either HW or FW infrastructure placement is acceptable given the near-vertical nature of the deposit; lateral development lay-outs will ensure that wide spans and intersections are not stacked level-to-level.
16.2.2.6Ground Support
Standard lateral development (4 to 6 m spans) will be supported by 2.4 m rebar at a 1.25 x 1.25 m square pattern applied to the back and walls, with welded wire mesh in the back and shoulders. Cable bolts will be utilized in intersections and wide spans wit bolt lengths equal to ½ the span, at a 2 m square pattern. It is assumed that 2% of development will require shotcrete.
16.3Hydrogeology
No site-specific hydrogeological investigation has been completed to date. For the purposes of this PEA, groundwater inflows have not been estimated: the mine dewatering system described in Section 16.6 has been sized on a level-by-level basis from typical operating practice. CCE Mining recommends that a hydrogeological programme comprising packer testing, pumping tests and the installation of monitoring wells be completed, and that a numerical groundwater model be developed, to support the next stage of study.
16.4Boumadine Mining Method
16.4.1Mining Method Selection
This section details the assumptions and procedures used to develop a mining plan for the project. The Boumadine deposit extends from the surface to depths well beyond those that can be mined using an open-pit (OP) method alone. It was decided from the outset that the mining method would be a combination of open-pit (OP) and underground (UG) mining. Initially, open-pit design shells were created using Whittle software, and underground stope designs were created using Deswik Stope Optimizer (DSO). This initial design allowed for a preliminary assessment of the interaction between open-pit and underground mining, and for the development of an open-pit mining plan that would recover as much high-grade mineralized material as possible at a reasonable cost before the underground method became more profitable.
Historical exploration activities, including underground development work, were conducted at the deposit in the 1980s and 1990s; therefore, it will be necessary in the future to locate and map these tunnels so that they can be considered in the detailed design and planning of the mine.
16.4.2NSR Cut-offs determination
To assess the Boumadine project, Aya used a Net Smelter Return (NSR) cut-off to assess the economic viability of mining one metric ton of diluted mineralized material. Viability is determined by comparing the material’s NSR value to the applicable NSR cut-off values. An NSR threshold represents the on-site cost associated with extracting and processing one metric ton of mineralized material, including general and administrative (G&A) expenses.
The NSR cut-offs incorporate mining, processing, and G&A costs based on a preliminary cost model, which has since been adjusted by the operating cost estimates developed in Section 21.
Table 16-4 presents the calculations used to determine the NSR Cut-off thresholds applied in this preliminary economic assessment (PEA) study for open-pit mining, underground mining, and underground development.

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Table 16‑3    NSR Cut-off Calculations General Assumptions

Area	Unit	Value	Source
Metal Price
Lead (Pb)	US$/lb	1	Aya
Copper (Cu)	US$/lb	4	Aya
Zinc (Zn)	US$/lb	1.2	Aya
Gold (Au)	US$/oz	$2,800.00	Aya
Silver (Ag)	US$/oz	30	Aya
Financial Assumptions
Royalties	%	3
Open-pit Mining
Mining	USD/t	$4.60	Aya
Processing Cost	USD/t	$50.35	Aya
G&A	USD/t	$6.30	Aya
Total (OP NSR Cutoff)	USD/t	$61.25
Waste Mining	USD/t	$2.00	Aya
Underground Mining
Mining	USD/t	$68.13	Aya
Processing Cost	USD/t	$50.35	Aya
G&A	USD/t	$6.30	Aya
Total	USD/t	$124.78
Underground Development
Mining	USD/t	$20.63	Aya
Processing Cost	USD/t	$50.35	Aya
G&A	USD/t	-
Total	USD/t	$70.98
NB - assumes development is required by block - decision to sent to mill vs waste

16.5Open Pit Mining
16.5.1Whittle Open Pit optimization
GEOVIA Whittle (2026) software was used to carry out the pit optimization process for the Boumadine pit. Using the Lerchs-Grossmann (LG) algorithm integrated into Whittle, nested shells were generated, and the optimal pit shell was selected for each area of the deposit. These pit shells were then used for mine design and, ultimately, for the scheduling process.
Estimated costs and cut-off grades were provided by AYA and verified by the QP. These costs were compared to benchmark costs from similar projects before being incorporated into Whittle.
Table 16-5 presents the economic and mining data used for Whittle pit optimization. Revenue for each block was provided by the calculated NSR value.
Table 16‑4    Whittle Parameters

Parameters	Unit	Value
General Assumption
Processing Plant Throughput	tonne/day	8 000
Processing Plant Throughput	tonne/year	2 880 000

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Working Day	day/year	360
Mining Recovery	%	100%
Mining Dilution	%	0%
Mining Costs
Whittle Mining Reference Costs	US$/t	2.00
Processing Costs
Crushing/Grinding/Flotation	US$/t of feed	20.00
Concentrates shipping	US$/t of feed	30.00
Industrial Water/TSF	US$/t of feed	0.35
Additional Mineralized Mining Costs	US$/t	2.60
G & A	US$/t	6.30
Whittle processing Costs	US$/t	59.25
16.5.2Whittle Pit Shell Generation
Pit Shell Generation was first performed on the overall deposit to determine the possible pits to be evaluated. This exercise resulted in the identification of 4 distinct areas with potential pits: 2 in the south (one of which was not economical using open-pit mining method), one in the center, and one in the north. The initial block model was then modified to create four separate block models, each constrained to the boundaries of the largest pits generated during the calculation. Each pit was then optimized individually, allowing for a more precise analysis tailored to the geological and economic characteristics of each area.
The following paragraphs will describe the methodology and optimization parameters used for the central pit. A similar method and parameters were used for the other pits.
The first step was to re-block the 5m x 5m x 5m block models to 15m x 15m x 10 m (X, Y, Z). Figure 16-1 shows the Whittle block size adjustment.
Figure 16-1    Whittle Re-Blocked Model Parameters
Next, the overall slope angles were determined in accordance with geotechnical recommendations, with variations based on the depth of the pits. Figure 16-2 presents the parameters used in Whittle in the first iteration using conservative OSA numbers. After the first iteration, pit depth was determined and OSA was adjusted to the most aggressive recommendation allowed, then Whittle was re-run.

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Figure 16-2    Whittle Initial Slope Set Settings
For each pit, optimized pit shells were generated using revenue factors (RF) ranging from 0.25 to 1.1 with an increment of 0.05. Based on these results, pit by pit discounted cashflow graphs were developed, incorporating a 5% discount rate and a 3% royalty, which allowed the development of potential cash flows for each pit shell iteration.
Once the pits had been generated, and after simulating several planning scenarios for each of them, the extraction rate that would allow for optimal operation of most of the pits was evaluated.
The maximum mining rate, including mineralized material and waste rock, was set at 167,000 tonnes per day (t/d), or 60 Mt per year, to allow for maximal theoretical production rate per pit. However, that mining rate was never reached as the 8000 t/d processing plant throughput was the bottleneck in all scenarios.
16.5.2.1Whittle North Pit Final Shell
The Whittle pit optimization of the northern pit shows a significant increase in waste mined (26.7 Mt) between Pits 14 and 15 relative to the additional mineralized material accessed (0.88 Mt). The graph Figure 16-3 shows a turning point at Pit 14.
Operating cash flow for pit 14 is $141.6M with a RF of 0.9. The pit’s life is approximately one year at full production. There are no opportunities for a pushback. The average stripping ratio for the selected pit shell is 15:1.

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Figure 16-3    North Pit Whittle Shells Iteration

Figure 16-4    North Pit Whittle Shell 14
16.5.2.2Whittle Central Pit Final Shell
The Central Pit, Figure 16-5 shows that pit 15 and pit 16 are the turning point for best case and worst-case scenarios. Provided an optimal pushback sequence, Pit 16 would bring in more revenue, and hence was selected
Operating cash flow for pit 16 is $1.7B with a RF of 1.0. The pit’s mine life is approximately 7 years at full production, with a stripping ratio of 24:1.

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Figure 16-5    Central Pit Whittle Shells Iteration

Figure 16-6    Central Pit Whittle Shell 16
16.5.2.3Whittle South Pit Final Shell
Figure 16-7 illustrates the Whittle iterations for the Southern Pit. The graph shows that beyond pit shell 11 the incremental gain in operating cashflow is marginal. The revenue difference between pit 11 and pit 16 is only $6M, for an added 22Mt of waste.
Operating cash flow for pit 11 is $424M with a RF of 0.75. The pit’s mine life is approximately 1.7 years at full production. The stripping ratio will be 30:1.

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Figure 16-7    South Pit Whittle Shells Iteration
Figure 16-8    South Pit Whittle Shell 11
16.5.3Open Pit Mine Design Parameters
Pit designs were developed for the three deposit areas and are based on the optimized shells and the geotechnical design parameters presented in Table 16-6.

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Table 16-6    Open Pit Design Parameters

Parameter	Value
Layback in overburden	2H:1V
Bench height in overburden	10 m
Bench width between the overburden and rock	Equal to overburden width
Bench in rock	Double 10 m (20 m)
Face angle	70° – 80°
Minimum catchment width	0.2 x Bench height + 4.5m
Inter-ramp slope angle	< 48° for east dipping slopes
Slope break	Every 100 m
Slope break catchment width	Double width of a standard catchment
Pre-split blasting	None
Ramp gradient	10%
Turning radius	20 m
Ramp width double lane (90 t size trucks)	20 m
Ramp width single lane	12 m
Minimum operational bench width	30 m

The mine design process is iterative and aims to transform the optimal pit shells into an operational open pit project. Once completed, the total tonnage of the designed pit should not differ significantly from that of the optimized pit shells. The detailed pit designs were carried out using Deswik mining software. It includes haulage ramps providing access to all benches, except for the final benches which will be excavated via temporary ramps.
16.5.4Haul Road Design
The haulage ramps are sized to accommodate the largest haulage truck (xx t capacity) and are designed for two-way traffic, except for the final levels of each phase, which are designed for one-way traffic. For the two-way traffic, the design considers a buffer space equivalent to half the width of the largest truck width (CAT 785). Safety berms are designed at half the diameter of the haul truck tires. Figure 16-9 (a) and (b) show a schematic of the haul ways for double and single lane.
(a)      (b)
Figure 16-9    Haul Road Schematic (a) and (b)
16.5.5Open Pit Design
Figure 16-10 represents the final mine designs in plan view for North, South and Central pits. The North pit is split into 3 sub-pits each mined in a single phase, the Center pit is mined in 4 phases, and the South pit is mined in two phases. A sample cross section of the Center pit’s phases is shown in Figure 16-11.

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Figure 16-10    Boumadine Pit Locations

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Figure 16-11    Boumadine Pit Center Phases – Longitudinal Section
16.5.6Open Pit equipment Selection
At this stage of the project, it is anticipated that the pits will be mined by contractors. For design purposes, it is assumed that a 200 tonnes CAT 6020 shovel will be paired with a 90 tonne CAT 777 Truck, or similar equipment, will be used. The final choice will depend on the contractor equipment selection to sustain the nominal mill capacity at 8,000 tonnes per day of mineralized material.
16.6Underground Mining
The currently identified underground portion of the Boumadine deposit extends to approximately 640 m below the surface and extends for approximately 5.6 km along strike. It is divided into three main zones: North, Central, and South. The dip of the mineralized zone is relatively steep, ranging from approximately 70° to approximately 80°, and its average width is between approximately 1 and 4 m. The highest-grade mineralized zones are concentrated in the Southern and Central zones, beneath the pits, as shown in Figure 16-12.
Figure 16‑12    Boumadine Underground Mine Design – Longitudinal View
16.6.1Underground Mining Method Description
Given the geometry of the deposit (dip and width) and its geotechnical parameters (rock mass characterization), the long-hole stoping method was deemed appropriate. Because of its productivity and flexibility, the modified Avoca method was selected for this PEA.
This method divides the deposit into sublevels, and the mineralized material between them is mined as stopes. The mineralized material on each sublevel will be mined with longitudinal stopes extending along the strike of the deposit. Each series of longitudinal stopes requires a production drift on the upper sublevel for drilling, loading explosives, and backfilling, and a production drift on the lower sublevel for mucking blasted mineralized material. These production drifts will be driven from a central access drift connected to the ramp.

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Drift development
Level access
In-situ ore
Rockfill tipping
Broken ore
RF
RF
RF
Waste bumper
Mucking
broken ore
Cemented rockfill
In-situ ore
Downhole drilling
Uphole drilling to CRF
Competent ground: rockfill only
Weak ground: CRF against the face
RF
RF
CRF
Slot
In-situ ore
Broken ore
Rockfill (RF)
Cemented rockfill (CRF)
Drill holes
Drift / void

Figure 16‑13    Modified Avoca Mining Method Illustration – Longitudinal Section
As shown in Figure 16-13, the longitudinal long-hole stopes will be mined in a retreating fashion towards the access drift. Within each mining panel a bottom-up stoping sequence will be used, with mining commencing on the lowest level of the panel and progressing upward, offset horizontally by three stopes. To initiate each level, a slot raise is drilled and blasted to form a void; subsequence blast hole rings are fired until planned length is achieved based on the rock mass condition of the footwall (FW) and hanging wall (HW). If the ground is competent, stope will be filled entirely of rockfill, the subsequent stope drilled and loaded, and a portion of the rockfill extracted to create a void for blasting. When there is excessive dilution in a panel, the stope will be filled with approximately 50% rockfill (RF) and 50% cemented rockfill (CRF) to offer more support.
The mining cycle of drilling, blasting, mucking and backfilling repeats until the entire level is mined out. The last level will be mined by drilling the blastholes upwards, removing the mineralized material beneath the sill that would have been backfilled with 100% cemented rock fill (CRF). Figure 16-14 illustrates the stope cycle for the proposed mining method.

Figure 16‑14    Modified Avoca Mining Method – Stope Cycle

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This type of mining method requires a regular shape of stopes and mineralized material boundaries. When using mechanical equipment, the drifts need to be large enough to accommodate the required equipment; which can result in dilution where the vein is narrow.
Until further geotechnical recommendations are provided, it is assumed that the ground is overall competent.
16.6.2Underground Stope Design
Stope dimensions were defined based on the recommendations of the geomechanics’ report from RockEng. Each stope was designed to be 20 m high and 20 m long.
Stopes shapes were generated using Deswik Stope Optimizer (DSO) software, taking into account the geometry of the deposit as well as geotechnical and economic criteria.
Several DSO scenarios were evaluated to determine the optimal results in terms of tonnage and grade.
The shapes generated by DSO are visually verified and sequenced to align with the mining method (long-hole longitudinal retreat), then integrated into Deswik Scheduler to establish the production profile and mine life. Table 16-7 summarizes the stope design parameters.
Table 16-7    Stope Design Parameters

UG Stope Design parameters
Parameter	Value
Stope parameters
Mining Method	Modified Avoca
UG NSR COG	124.78 US$/t
Minimum Width	2 m
Maximum Width	20 m
Stope Height (Floor to Floor)	20 m
Stope Length	20 m
Pillar between veins	8 m
Minimum dip angle	54 deg
Mining Dilution ELOS HW	0.5 m
Mining Dilution ELOS FW	0.0 m
Mining recovery	95%
Backfill Dilution	5%
More than 3500 stopes generated were kept in the current mine design. Table 16-8 provides a summary of the shape properties for the different zones.
Table 16-8    Deswik Stope Optimizer (DSO) Output by Zones D

	DSO Generated - Kept	DSO Shape Width (m)			DSO Shape Dip (deg)
	Unit	Min	Max	Average	Min	Max	Average
Centre	770	2.5	8.5	3.8	54	86	65
North	1235	2.5	11.1	3.6	54	87	77
South	1588	2.5	15.5	3.9	54	87	79
Prior to conducting a preliminary economic stope analysis additional stopes were generated between $110 and $124.78 (UG COG), allowing for the evaluation of marginally economic stopes. Isolated stopes and stopes within open pit designs were removed from the underground design. A preliminary economic analysis was then conducted on all the stopes by region, by level and case-by-case to determine if sufficient value is generated to cover the development and infrastructure costs. As a result of this analysis, a few unprofitable

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panels were removed from the production plan. Marginal stopes were then evaluated, after considering the sunk cost of development for stopes above COG, and those that passed the economic evaluation were kept. The mine design was then created for all the remaining stopes.
16.6.3Underground Mine Development Design Parameters
Lateral development will include the main access ramps (declines), level access drifts, the production drifts, and all the necessary excavations for infrastructures.
Vertical development will consist of ventilation raises, which are planned to be excavated using either raise boring, or conventional drill and blast raise (drop raise).
All lateral and vertical development activities are to be performed by a contractor, with the exception of sills, which will be developed using the owner’s teams. Aya provided the unit rates for these activities, based on quotes received from selected contractors, and their experience at their Zgounder mine.
Decline, with a maximum gradient of -15%, will provide access to the mining levels for all zones. The mining area will be accessed by driving level access and sill drifts above and below the stoping area.
For the purposes of this PEA, preliminary ground support design was developed based on the recommendations of the geotechnical report. Standard support in the mining drifts consists of coated Swellex bolts installed in a 1.25 m x 1.25 m square pattern, with mesh applied to the back and walls down to half the height of the drift.
At intersections and in areas with wide spans, additional support will be provided with cable bolts. The recommended length of cables bolts will be half the span on a pattern of 2.0 m × 2.0 m.
The dimensions of the development headings are shown in Table 16-9.
Table 16-9    Development Headings Profiles

	Tunnel Profile (without overbreak)
	Width (m)	Height (m)	Length (m)	Max grade (%)
Lateral Development
Spiral Ramp	4.5	4	Variable	±15
Level Access	4.5	4	Variable	±3
Ventilation Drift	4.5	4	Variable	±3
Connection Drift	4.5	4	Variable	±15
Sill Drift	4	4	Variable	+2
Electrical Main Substation	4.5	4	10	+3
Main Pumping Station	4.5	4	20	-17
Remuck Bay	4.5	4	15	±3
Level Sump (Gravity Drain/Borehole)	4.5	4	15	-15
Temporary Electrical Station	4.5	4	10	±3
Portable Refuge Bay	4.5	4	7	±3
Safety Bay	1.5	2	1	±0
Vertical Development
Ventilation Raises	3 and 4 m Diameter Raise Bore, 3x3 or 3.5x3.5 or 4x4m Drop Raises			NA

Each level includes level access, dewatering sump, ventilation accesses, truck turnaround, remuck bays, and sill drive. Electrical stations will be strategically located so that they could provide power to multiple levels or sub-levels. Figure 16-15 presents a typical mining level.

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N
3,473,500N
3,473,450N
318,000E
318,050E
Stope
Sill
4.0W X 4.0H
+2%
+2%
Remuck / Mixing Bay
4.5W X 4.0H
-10%
20m
Vent Drift
4.5W X 4.0H
14m
12m
Return Air Raise
3.0 X 3.0
+3%
Pump Statiton
4.5W X 4.0H
20m
-15%
Ramp
4.5W X 4.0H
-15%
-10%
-5%
0%
-5%
Acc-Level
4.5W X 4.0H
+3%
Elec. Sub
4.5W X 4.0H
+3%
5m
Sump
4.5W X 4.0H
-15%
15m

CCE MINING

Rev:	Rev. Date:	Description	Drn	Chkd	App

Project Title: Boumadine PEA Update - Aya Gold & Silver

Project No:

Drawing Title:

TYPICAL PRODUCTION LEVEL

Originator:

Date Drawn:

Scale: 1:300

Figure/Drawing No.:-

Figure 16‑15     Typical Level Layout
16.6.4Emergency Egress
Production activities will respect the current legislation by ensuring that at least two distinct egresses are always available. Thus, to start production as early as possible in some mining areas, some of the internal ventilation raises will need to be outfitted with manways. This will add flexibility to the production sequence while also multiplying egress routes for additional safety. The main access ramp and the main ventilation raise will be considered as the two emergency egress routes out of the mine.
In addition to the egress provisions described above, the following mine safety infrastructure is included in the design:
•Ventilation raises connecting the sublevels will be equipped with ladderways, providing an emergency escape alternative to the spiral ramp.
•Mine rescue equipment will be provided on site for use by the mine rescue team.
•A dedicated ambulance will be stationed at the mine site for emergency medical response.
•Portable refuge stations will be positioned throughout the mine, each designed and equipped to accommodate up to eight (8) people for 36 hours.
•A stench gas system will be installed to provide warning underground in an emergency.

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16.6.5Additional Infrastructures
Additional infrastructure includes emergency underground refuge stations, and internal ventilation raises. Each underground refuge station is designed and located to accommodate the necessary number of workers at any given time. The refuge stations are located no further than a 1,000 m from any location. Powder & cap magazines are not included in the design, but they are considered in the equivalent-metre contingency, and their costs are included in the cash flow model.
16.6.6Dewatering
Mine dewatering system at Boumadine is planned with typical pumping station and submersible pumps located on each level. Dirty water from each level will be gravity-drained to a main sump located at different elevation in each zone. The solids will be decanted and the water pumped to the surface for final effluent treatment or recycled underground for mining operations.
As required, additional small sumps are added, collecting water through ditches by gravity at each low point. The liquid level inside the pumping station sump is monitored and controlled with level transmitters, indicators and controllers, so the submersible pumps can start and stop accordingly. Figure 16-16 illustrates a schematic of the underground mine dewatering for the Center zone. In the Northern and Southern zones, the dewatering process is essentially the same as the central zone. Table 16-10 shows the number of pumping stations for each zone.
Figure 16‑16     Dewatering Network Schematic Central Zone

Table 16‑10    Mine Dewatering

UG Mine	# of pumping stations
UG Center	18
UG South	32
UG North	15

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16.6.7Stope Backfilling
Considering that the mining method adopted for the underground mine is modified Avoca method, the type of backfill will be rock fill (RF) and cemented rock fill (CRF), using waste rock from either the underground mine development or the OP operations.

16.6.7.1Cement Slurry Process
CRF slurry will be mixed in a surface batch plant and then stored in an agitated tank for delivery into a transmixer. The transmixer will transport the CRF slurry UG and dump it onto a measured amount of waste rock stored in a mixing bay near the stope to be backfilled. It is important that the correct proportion of CRF slurry be added to the correct amount of waste rock to ensure the cured target strength of the CRF is achieved. An LHD will thoroughly mix the CRF slurry with the waste rock, ensuring a homogeneous mixture is delivered to the stope. Figure 16-18 represents a schematic of the typical placement of cemented rock fill. Figure 16-17 shows the process of batching and transporting the cement slurry underground.

Figure 16‑17    Cement Slurry Process and Transportation Underground
16.6.7.2Underground CRF Mixing Sump
As illustrated in Figure 16-18, the mix of waste and cement slurry is made in a mixing sump. This process offers the lowest cost form of exposable backfill available for small narrow vein stoping operations. Due to

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the variable nature of run-of-mine and limited control over the sump mixing process, CRF is generally not suitable for underhand exposure in man-entry stopes. The variability of the CRF material is limited by using only good quality waste rock that has no clay component and screening particles greater than 400 mm from the waste. Ongoing quality control and assurance is critical to the safe and efficient implementation of CRF. A thorough QA/QC procedure must be developed that includes inspection of waste material, sampling of the cement slurry, reconciliation of cement consumption, sampling and laboratory testing of CRF material, and visual inspection of exposure performance.
Figure 16‑18     Mixing Sump Schematic
16.6.7.3Stope Backfill Placement
Rock fill will be placed in the stopes by direct dumping from access levels, depending on stope geometry and accessibility. For cemented rockfill, the material will consist of cemented waste rock and waste rock. Placement will generally proceed in lifts, with each lift allowed to settle before subsequent filling to maintain stability and prevent backfill dilution. The cemented rock fill and rock fill mass will act primarily as passive support rather than structural strength during adjacent stope extraction. The use of rock fill as a primary backfilling option will improve the mining cycle by reducing the quantity of waste that must be rehandled. Figure 16-19 shows a schematic of the ratio of CRF and RF that will be used in poor ground conditions.

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Ventilation tubing
Longhole drill
Engineered bumper
Overcut
Slot raise
Direction of advancing stope front
Waste Rock Fill
Cemented Rock Fill
Slot drill holes
20 m
Undercut
20 m
Waste bumper

Figure 16‑19    Stope Backfill Placement in Poor Ground Conditions

As mentioned earlier, the first level will be fully cemented to permit the recovery of the sill pillar below the mining horizon. CCE recommends evaluating the use of surface backfill raises to ensure a performant and efficient underground waste rock distribution. The overall system must provide operational flexibility and efficiency enabling continuous backfilling concurrent with extraction.
16.6.8Underground Mine Equipment
The underground mobile equipment estimate has been detailed for all activities. A portion of the fleet will be owned and operated by the development contractors. Raiseboring development will be completed by contractors. The Mobile equipment units needed per year for each type of equipment are based on their estimated productivity and the planned production targets outlined in the LOM plan. Additional units are included in the cost estimate to account for availability factors. The LOM mobile equipment fleet is summarized in Table 16‑11.

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Table 16‑11    Operating mobile equipment units – Annual requirements

Description	Model	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
Jumbo	Sandvik DD321	-	-	2	4	5	5	6	7	7	8	8	8	8	6	1
Production Drill	Sandvik DL311	-	-	-	1	2	2	2	3	3	3	3	3	3	3	2
Drill Compressor		-	-	-	1	2	2	2	3	3	3	3	3	3	3	2
Emulsion Charger	PAUS UNI 40ST-LG	-	-	1	2	2	2	2	3	3	3	3	3	3	2	1
33 tonnes Mine Truck	Epiroc MT436B	-	-	1	2	4	5	6	6	8	8	6	6	7	7	2
10 tonnes LHD	Epiroc ST1030	-	-	1	3	5	8	8	9	9	10	10	10	10	10	4
Bolter	Sandvik DS 421	-	-	3	5	6	6	7	8	8	9	9	9	8	7	2
Transmixer	Partindus HURON 45	-	-	1	1	1	1	1	1	1	1	1	1	1	1	1
Scissor Lift	PAUS Scissor Lift	-	-	2	2	3	3	3	3	3	3	3	3	3	2	1
Boom Truck	PAUS TSL 853 T7	-	-	5	5	5	5	5	5	5	5	5	5	5	5	5
Grader	XCMG GR135C	-	-	1	1	1	1	1	1	1	1	1	1	1	1	1
Fuel Lube Truck	PAUS UNI 40SV	-	-	1	1	1	1	1	1	1	1	1	1	1	1	1
Water Truck	PAUS UNI 40SV	-	-	1	1	1	1	1	1	1	1	1	1	1	1	1
Pickup Truck	Toyota Hilux	-	-	15	15	15	15	15	15	15	15	15	15	15	15	15
Mine rescue Truck	ACCESS	-	-	1	1	1	1	1	1	1	1	1	1	1	1	1
Total		-	-	35	45	54	58	61	67	69	72	70	70	70	65	40
Note: It is assumed that the raiseboring development will be completed by a contractor.

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16.6.9Underground Mine Personnel
The mine will operate year-round, seven (7) days per week, twenty-four (24) hours per day, two (2) shifts of 12-hour shifts. Most of the staff will be recruited locally, supplemented by a few expatriate personnel were needed. In addition, Aya plans to mobilize experienced personnel from its Zgounder mine in Morocco to provide on-site training and help ensure that operations are conducted safely and efficiently.
Table 16-12 shows the staffing requirements for full production, covering underground production as well as technical, supervisory, and support staff. It excludes contractor personnel involved in surface production and underground development. This table considers absences, leave, and temporary vacancies.

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Table 16‑12    Maximum Labour Requirements

Task	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
Open Pit Employees Owner Only
O/P Superintendent	1	1	1	1	1	1	1	1	1	1	1	-	-	-	-
O/P Mine Administrative	1	1	1	1	1	1	1	1	1	1	1	-	-	-	-
O/P Captain	1	1	1	1	1	1	1	1	1	1	1	-	-	-	-
O/P Technical Services	10	10	10	10	10	10	10	10	10	10	10	-	-	-	-
Subtotal	13	13	13	13	13	13	13	13	13	13	13	-	-	-	-
Underground Employees Owner Only
Staff
U/G Superintendent	-	1	1	1	1	1	1	1	1	1	1	1	1	1	1
U/G Mine Supervisor	-	1	9	14	16	20	22	23	25	25	25	25	24	24	13
U/G Technical Services	-	-	-	36	36	36	36	36	36	36	36	36	36	36	36
Maintenance Supervisor	-	1	2	5	6	6	6	6	6	6	6	6	6	6	6
Maintenance Planner	-	-	-	2	2	2	2	2	2	2	2	2	2	2	2
Subtotal	-	3	12	58	61	65	67	68	70	70	70	70	69	69	58
Mine Operating
Dev. Jumbo	-	-	4	8	8	10	13	16	16	15	15	15	15	12	-
Raisebore	-	-	-	-	-
Production Drill	-	-	-	3	4	8	8	10	10	12	11	10	11	12	5
Production Drill Services	-	-	-	3	4	8	8	10	10	12	11	10	11	12	5
Emulsion Loading	-	-	-	3	3	5	5	6	7	7	7	7	7	6	1
Tramming (33t Truck)	-	-	2	8	13	20	23	23	31	32	26	26	26	26	8
LHD (10t)	-	-	1	9	15	25	27	30	33	36	33	33	33	33	15
Bolter	-	-	4	12	12	14	17	20	20	24	24	24	19	16	4
Transmixer	-	-	4	4	4	4	4	4	4	4	4	4	4	4	4
Scissor Lift	-	-	4	6	6	7	7	8	8	8	8	8	8	7	4
Boom Truck	-	-	40	40	40	40	40	40	40	40	40	40	40	40	40
Grader	-	-	8	8	8	8	8	8	8	8	8	8	8	8	8
Fuel/Lube Truck	-	-	4	4	4	4	4	4	4	4	4	4	4	4	4
Water Truck	-	-	4	4	4	4	4	4	4	4	4	4	4	4	4
Subtotal	-	-	75	112	125	157	168	183	195	206	195	193	190	184	102
Maintenance
Mobile Mechanic	-	1	9	11	13	15	16	17	18	18	18	18	18	18	11
Fixed Mechanic	-	-	-	8	8	8	8	8	8	8	8	8	8	8	8
Fixed Mech. Batch Plant	-	-	-	4	4	4	4	4	4	4	4	4	4	4	4
Mobile Electrician	-	1	3	4	5	5	6	6	6	6	6	6	6	6	4
Fixed Electrician	-	-	-	8	8	8	8	8	8	8	8	8	8	8	8
Fixed Elec. Batch Plant	-	-	-	4	4	4	4	4	4	4	4	4	4	4	4
Subtotal	-	2	12	39	42	44	46	47	48	48	48	48	48	48	39
Total AYA O/P & U/G	13	18	112	222	241	279	295	312	326	337	326	311	307	301	199
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16.7Stockpile Management
Net smelter return (NSR) was used to assess the economic potential of the Boumadine project. The NSR value represents the expected net value of the payable metal contained the in saleable concentrates, after deducting treatment, refining and penalty charges.
The NSR-Mine was calculated as an additional block model field, allowing a single value representing lead, zinc, gold and silver grades to be used for mine planning, scheduling, and stockpile classification. A second value, the NSR-Pyrite, was calculated to further classify the higher-value material based on the value of its pyrite concentrate. This section describes the calculation of the NSR-Mine and NSR-Pyrite, followed by the stockpile classification criteria.
16.7.1NSR Calculation – Production Plan
The NSR-Mine formula was derived by estimating the net revenue generated per unit of head grade for each payable metal, based on the three saleable concentrates expected from the process plant: a lead concentrate (payable lead, gold and silver), a zinc concentrate (payable zinc) and a pyrite concentrate (payable gold and silver). The metal prices, refining charges and treatment charges applied to each concentrate are presented in Table 16-13.
Table 16-13    Metal Prices and Smelter Terms by Concentrate

Element	Metal Price	Refining Charge	Price net of RC
Lead Concentrate – TC US$122/dmt (incl. US$22/dmt penalties); 29.6% Pb concentrate grade
Pb	US$1.00/lb	–	US$1.00/lb
Au	US$2,800/oz	US$30.00/oz	US$2,770/oz
Ag	US$30.00/oz	US$1.50/oz	US$28.50/oz
Zinc Concentrate – TC US$205.50/dmt (incl. US$7/dmt penalties); 57.4% Zn concentrate grade
Zn	US$1.20/lb	–	US$1.20/lb
Pyrite Concentrate – no treatment or refining charges
Au	US$2,800/oz	–	US$2,800/oz
Ag	US$30.00/oz	–	US$30.00/oz
Gross payable values were calculated from the metallurgical recovery, smelter payable and metal price net of refining charges, converted to the appropriate grade unit (22.046 lb per 1% of a tonne for lead and zinc, and 31.1035 g per troy ounce for gold and silver). Treatment charges are levied per dry tonne of concentrate and, at a constant recovery and concentrate grade, are directly proportional to the lead or zinc head grade. They were therefore expressed per percent of head grade and deducted from the lead and zinc factors, respectively. No treatment or refining charges were applied to the pyrite concentrate.
Concentrate transportation, storage, ship loading and ocean freight costs were set to zero in the NSR calculation.
The derivation of each NSR-Mine factor is summarized in Table 16-14.

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Table 16-14    NSR-Mine Factor Derivation

Concentrate	Recovery (%)	Payable (%)	Price net of RC	Gross Value	Less TC	NSR Factor
Lead – US$ per % Pb
Lead	82.0	90.0	US$1.00/lb	16.25	(3.38)	12.87
Zinc – US$ per % Zn
Zinc	74.7	85.0	US$1.20/lb	16.80	(2.67)	14.12
Gold – US$ per g/t Au
Lead	23.8	95.0	US$2,770/oz	20.14	–	20.14
Pyrite	71.4	78.0	US$2,800/oz	50.14	–	50.14
Total				70.27	–	70.27
Silver – US$ per g/t Ag
Lead	50.4	95.0	US$28.50/oz	0.44	–	0.44
Pyrite	41.4	78.0	US$30.00/oz	0.31	–	0.31
Total				0.75	–	0.75
Note: Treatment charge deductions are based on the treatment charges and concentrate grades in Table 16-13. Totals may not add due to rounding.

The resulting NSR-Mine formula is:
NSR-Mine (US$/t) = (Pb% x $12.87) + (Zn% x $14.12) + (Au g/t x $70.27) + (Ag g/t x $0.75) - $6.75*
* Royalties per tonne of feed.
16.7.2NSR Calculation – Pyrite Concentrate
The NSR-Pyrite is expressed per tonne of pyrite concentrate rather than per tonne of plant feed. It indicates the potential value of the pyrite concentrate generated from each tonne of plant feed. As each tonne of feed produces less than one tonne of pyrite concentrate, the NSR-Pyrite may be higher than the NSR-Mine.
The value of the gold and silver reporting to the pyrite concentrate was first calculated per tonne of feed, using the pyrite concentrate factors from Table 16-14. This value was then divided by the mass of pyrite concentrate produced per tonne of feed, which is estimated from the iron head grade using the iron recovery and pyrite concentrate grade presented in Table 16-15. For example, feed grading 22% Fe produces approximately 0.51 t of pyrite concentrate per tonne.
Table 16-15    NSR-Pyrite Calculation Parameters

Parameter	Unit	Value
Pyrite Concentrate Value (from Table 16-14)
Gold factor	US$ per g/t Au	50.14
Silver factor	US$ per g/t Ag	0.31
Pyrite Concentrate Mass
Fe recovery to pyrite concentrate	%	89.0
Pyrite concentrate grade	% Fe	38.1
Mass factor (89.0% / 38.1% Fe)	t conc./t feed per % Fe	0.02336

The resulting NSR-Pyrite formula is:
NSR-Pyrite (US$/t) = ((Au g/t x $50.14) + (Ag g/t x $0.31)) / (Fe% x 0.02336)

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16.7.3Stockpile Classification
The mineralized material included in the production schedule has been classified into three stockpiles (Low Grade Stockpile, LG Pyrite Stockpile and HG Pyrite Stockpile) based on both the NSR-Mine and the NSR-Pyrite. The classification thresholds for the open pit and underground mines are presented in Table 16-16 and illustrated in Figure 16-20.
Table 16-16    Stockpile Classification Criteria

Stockpile	NSR-Mine	NSR-Pyrite
Open Pit
Low Grade Stockpile	US$60/t ≤ NSR-Mine < US$140/t	–
LG Pyrite Stockpile	NSR-Mine ≥ US$140/t	NSR-Pyrite < US$340/t
HG Pyrite Stockpile	NSR-Mine ≥ US$140/t	NSR-Pyrite ≥ US$340/t
Underground
Low Grade Stockpile	US$77/t ≤ NSR-Mine < US$130/t	–
LG Pyrite Stockpile	NSR-Mine ≥ US$130/t	NSR-Pyrite < US$240/t
HG Pyrite Stockpile	NSR-Mine ≥ US$130/t	NSR-Pyrite ≥ US$240/t

Figure 16‑20    Stockpile Classification Parameters
16.8Production Plan
Both the underground (UG) and open-pit (OP) mining sequences were developed using Deswik Scheduler software. The life-of-mine (LOM) production plan for the Boumadine project extends over fifteen (15) years, including pre-production.
To improve the project overall economics, the production schedule prioritizes the mining of higher-grade mineralized material during the early years. In addition, underground production is intentionally deferred by two (2) years after the start of open-pit operations. This phased approach allows for earlier cash flow

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generation from open-pit mining while delaying the capital-intensive underground development to a later stage of the mine life.
16.8.1Pre-Production Plan
Production is scheduled to begin in early 2029, during the project construction phase (“Year 0” of the financial model). As such, pre-production activities must begin well in advance to allow for the early critical works. The main activities carried out during the pre-production period will include the construction of roads, pads, and surface waste stockpiles. Pre-stripping of the mining areas (OP) will be performed by a contractor. The waste rock dump facilities must be prepared before stripping can begin.
16.8.2Open Pit Production Plan
Open pit mining will begin in two main areas in the Center and South pits, prioritizing higher-grade mineralized material. The Central pit, which contains higher-grade mineralized material, will serve as the main pit, and will be mined first, starting in 2029. Mining in this pit will continue for approximately eleven (11) years. The Central Pit will be mined in four (4) phases.
At the same time, South pit will be developed more gradually to supplement production from Central Pit. The South Pit will be mined in two (2) phases.
South pit will be mined over a period of six (6) years, while mining at North pit will start in 2034. The annual production projected, including both mineralized material and waste is scheduled at a maximum of 55Mt per year.
Figure 16-21 a, b, c, d, e and f present the open pit mining for Central, Southern and Northern pits.

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Figure 16‑21    Open Pit Sequence: Surface view every 2 year: (a) 2030 (b) 2032 (c) 2034 (d) 2036 (e) 2038 (f) 2039

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Table 16-17 shows the breakdown of open-pit life-of-mine (LOM) production by stockpiles, while Table 16-18 shows a production breakdown by pit. All tonnes shown are diluted at 5% with 0% mineralized material loss.
Table 16‑17    Open Pit Life-Of-Mine Production by Stockpile

Description	Units	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039
HG Pyrite Stockpile
Mineralized material tonnage	tonnes	634,432	902,494	511,050	885,797	2,399,064	321,842	658,421	19,820	82,579	804,509	1,367,008
NSR Average	$/tonne	340.4	470.0	262.8	346.7	355.1	273.3	310.4	225.1	208.3	299.0	339.9
LG Pyrite Stockpile
Mineralized material tonnage	tonnes	367,871	1,177,778	667,392	952,227	676,575	1,095,513	958,316	418,073	643,452	1,124,585	384,541
NSR Average	$/tonne	193.4	230.6	191.2	209.9	224.1	192.5	192.0	158.3	174.8	193.0	245.3
Low Grade Stockpile
Mineralized material tonnage	tonnes	330,856	423,248	632,714	437,938	332,672	567,495	759,027	535,048	477,575	656,180	148,003
NSR Average	$/tonne	97.8	97.3	92.5	98.8	93.6	97.9	98.1	100.1	96.8	103.0	109.5

Mineralized material tonnage	tonnes	1,333,158	2,503,519	1,811,155	2,275,963	3,408,312	1,984,850	2,375,764	972,941	1,203,606	2,585,273	1,899,552
NSR Average	$/tonne	239.6	294.4	176.9	241.7	303.6	178.6	194.8	127.7	146.2	203.2	302.8

Table 16‑18    Open Pit Life-Of-Mine Production by Zone

Description	Units	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	Total
Central Pit
Mineralized material tonnage	tonnes	1,329,316	1,977,788	1,011,004	1,268,656	2,712,296	1,255,810	1,451,152	589,508	622,443	2,585,273	1,899,552	16,702,797
NSR Average	$/tonne	240	324.7	156.3	188.7	286.8	193.3	218.2	127.9	136.7	203.2	302.8	236.9
Waste Mined	tonnes	13,666,926	23,007,125	28,984,998	28,741,745	43,322,528	38,746,713	41,295,737	48,310,678	41,079,349	47,414,706	24,898,476	379,468,981
Total Material	tonnes	14,996,243	24,984,913	29,996,002	30,010,401	46,034,825	40,002,523	42,746,888	48,900,186	41,701,792	49,999,979	26,798,028	396,171,778
South Pit
Mineralized material tonnage	tonnes	3,842	525,731	800,152	1,007,307	696,015	-	-	-	581,163	-	-	3,614,210
NSR Average	$/tonne	104.7	180.1	203	308.6	368.8	-	-	-	156.3	-	-	253.4
Waste Mined	tonnes	5,000,147	19,485,012	24,203,866	23,992,686	8,269,186	-	-	-	12,720,089	-	-	93,670,985
Total Material	tonnes	5,003,989	20,010,743	25,004,017	24,999,993	8,965,201	-	-	-	13,301,252	-	-	97,285,196
North Pit
Mineralized material tonnage	tonnes	-	-	-	-	-	729,041	924,613	383,433	-	-	-	2,037,087
NSR Average	$/tonne	-	-	-	-	-	153.2	158.2	127.2	-	-	-	150.5
Waste Mined	tonnes	-	-	-	-	-	14,270,032	11,328,410	5,718,903	-	-	-	31,317,345
Total Material	tonnes	-	-	-	-	-	14,999,072	12,253,023	6,102,336	-	-	-	33,354,432
Total Tonnage Mined
Mineralized material tonnage	tonnes	1,333,158	2,503,519	1,811,155	2,275,963	3,408,312	1,984,850	2,375,764	972,941	1,203,606	2,585,273	1,899,552	22,354,094
NSR Average	$/tonne	239.6	294.4	176.9	241.7	303.6	178.6	194.8	127.7	146.2	203.2	302.8	231.7
Waste Mined	tonnes	18,667,073	42,492,137	53,188,864	52,734,431	51,591,714	53,016,745	52,624,147	54,029,581	53,799,438	47,414,706	24,898,476	504,457,312
Total Material	tonnes	20,000,232	44,995,656	55,000,019	55,010,394	55,000,025	55,001,596	54,999,911	55,002,522	55,003,044	49,999,979	26,798,028	526,811,406
Stripping Ratio		14	17	29	23	15	27	22	56	45	18	13	23

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4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Mineralized Material Mined by Pits (Mt)
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
Year
Central Pit
South Pit
North Pit

Figure 16-22    Mineralized Material Mined per Year and per Pits

60.0
50.0
40.0
30.0
20.0
10.0
0.0
Waste Mined by Pits (Mt)
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
Year
Central Pit
South Pit
North Pit

Figure 16-23    Waste Mined per Year per Pits

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4000
3500
3000
2500
2000
1500
1000
500
0
Mineralized Material Mined ( x 1000's)
350
300
250
200
150
100
50
0
NSR Average ($/tonne)
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
Year
Mined
NSR

Figure 16-24    Open Pit Life-of-Mine Production Plan and NSR

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•
16.8.3Underground Development Plan
Development of the underground facility is expected to begin in 2031 and will take approximately one year to reach full production capacity for the first portal. Full ramp up of underground production will end in 2038, as open pit production ramps down. All development activities will be carried out by a contractor, except for sill development. The pre-production phase of underground operations will include the procurement of equipment, the portal excavation and ventilation shafts, as well as the recruitment of qualified mining personnel to support the start-up of underground mining operations.
Access to all underground mining zones of the Boumadine deposit will be provided by spiral ramps, either from the surface or from existing pits that have already been developed.
Ramps will provide access to all levels of the mine and, subsequently, to the production sub-levels, which will be spaced 20 meters apart. Also, the ramps will be used for:
•Hauling mineralized material and waste to surface;
•Moving equipment and personnel from level to level;
•Providing return airways and serving as emergency egress;
•Providing a pathway for the mine dewatering.

Other ancillary infrastructures will be located throughout the mine, such as drainage sumps, main pumping station, electrical substations, powder magazines, lubricant and fuel storage bays.
Vertical development will consist of a surface ventilation raise, which will be excavated using raise boring machine, and inter level raises that will be developed as drop raises or raise bore depending on the airflow needs and the length of raises. The exhaust air raises will be driven in parallel with the main ramp. In addition, the exhaust raises will connect all levels and sublevels and equipped with ladders to serve as secondary escape routes.
It is also assumed that a portion the surface waste material will be backhauled underground to supplement the waste generated by development, when required. Figure 16-25 shows the main underground infrastructures for the south zone portal 1.

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Surface Portal
Surface Vent Raise
Level Access
Connection Drift
Vent Raise / Egress
Sublevel (Sill)
Sump
Dewatering Service Holes
Sill
Ramp
Level Access
Dewatering Hole
Pump Station
Sump
Vent Raise
Vent Drift

Figure 16-25    Development Heading (South Zone Portal 1)

The lateral development rate used for the Boumadine project is based on the Zgounder mine. Table 16-19 presents the performance used in Deswik Mine Scheduler.
Table 16-19    Development Performance Rate

Activity / Per Dev Team	Unit	Underground Rate
Decline and Mine Access	m/day	8
Lateral waste development, multiple headings	m/day	8
Sill development, multiple headings	m/day	8
Vertical Development	m/day	3
The dilution factor and the recovery for the mineralized development used are at 0% and 100% respectively, and the incremental NSR cut-off applied for development is 77 $/tonne. In addition, an uplift factor was used to account for added meter from infrastructure that was not designed at this stage and additional Opex meters. A factor of 10% was used on the Capex meters and 5% on the Opex meters.
Table 16-20 presents the LOM development plan summarized by development type and categorized into Capital and Operating.

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Table 16‑20    Life-of-Mine Underground Development Plan

Description	Unit	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	Total
Lateral Development
Ramp	m	-	-	3,563	3,578	5,354	4,394	3,651	4,686	5,736	5,716	5,480	5,983	7,076	3,065	-	58,282
Level Access	m	-	-	727	1,320	1,870	1,347	3,513	2,615	1,655	3,350	4,311	2,481	1,999	1,619	-	26,807
Sill	m	-	-	-	5,819	5,840	7,496	9,496	11,712	11,680	10,753	10,975	14,307	11,177	9,030	322	108,607
Ventilation Drift	m	-	-	597	465	843	1,046	989	524	874	1,095	1,280	2,582	2,164	1,387	-	13,846
Dev. Infrastructure	m	-	-	313	493	693	368	582	614	495	895	610	612	441	513	-	6,629
Total Lateral Dev.	m	-	-	5,200	11,675	14,600	14,651	18,231	20,151	20,440	21,809	22,656	25,965	22,857	15,614	322	214,171
Vertical Development
Ventilation Raises	m	-	-	266	433	945	875	464	1,092	926	1,286	356	1,091	1,319	914	-	9,967
Dewatering Holes	m	-	-	173	292	528	160	236	372	242	541	218	211	-	270	-	3,243
CAPEX vs OPEX Development
CAPEX Dev.	m	-	-	5,639	6,581	10,233	8,190	9,435	9,903	9,928	12,883	12,255	12,960	12,999	7,768	-	118,774
OPEX Dev.	m	-	-	-	5,819	5,840	7,496	9,496	11,712	11,680	10,753	10,975	14,307	11,177	9,030	322	108,607

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16.8.4Underground Production Plan
Since the underground mine will operate in parallel with open-pit mining activities, zone access ramps will start construction from the surface. This approach ensures rapid access to the underground mining areas without being constrained by the sequence of open-pit mining operations. There will be five portals providing surface access: Portals 1 to 3 in the South Zone, Portal 4 in the Center Zone, and Portal 5 in the North Zone. The zones and their respective portal numbers can be seen in Figures 16-26, 16-27, and 16-28 below.
The underground mining sequence will follow the same strategy as the open-pit operation, prioritizing high-grade zones. The sequence of each portal was independently evaluated and optimized prior to integration in the overall sequence. When considering only average NSR, the ideal sequence would be Portal 1, 3, 2, 4, and then 5. However, additional considerations such as accessibility to higher and lower grade areas, resource utilization, development requirements and timelines, and yearly consistency in production in terms of grade and tonnage was included in the evaluation of the optimized underground sequence. As such, underground operations will begin in Portal 1 in 2031, with mineralized material production in 2032. Portal 1 is followed by Portal 4 in 2034, Portal 3 in 2036, Portal 2 in late 2036, and Portal 5 in 2038. Portals 4 and 5 will continue operating in tandem until underground mining operations are complete in 2043.
Figure 16‑26    Primary UG Mining Area in the South Zone
In the early years of the schedule, as mineralized material production and capital spending are ramping up, Portal 1 will be the sole focus of mining operations. Portal 4 will begin development in 2034 to achieve maximum mineralized material production in 2036 when Portal 1’s production capabilities start diminishing. Operations in Portal 3 will commence in 2036, followed by Portal 2 towards the end of the year as more equipment resources are freed from Portal 1 in the lead up to its completion in early 2037. Priority shifts to Portals 3 and 2 in 2037, throttling Portal 4’s production as higher-grade mineralized material becomes depleted in the Center Zone.

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Pit North 3
Portal 4
Pit Center
NSR ($/t)
0 to 77
77 to 110
110 to 130
130 to 200
200 to 250
250 to 300
300 +

Figure 16‑27    Secondary UG Mining Area in the Center Zone
Portal 5 will begin development in 2038 and start ramping up its mineralized material contribution as mining operations in the South Zone come to completion with Portal 3 in 2039, and Portal 2 in 2040. After which Portal 5 remains the priority, focusing on its higher-grade areas and finishing together with the remainder of Portal 4 in 2043.
Figure 16‑28    Remaining UG Mining Area in the North Zone

Where permitted and favorable to the mine sequence, deep mineralized zones have been divided into two or more mining horizons, separated by a sill pillar. The first mineable level of the mining horizon will be backfilled

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with Cemented Rock Fill (CRF), allowing for efficient and safe mining in the levels below. This strategy is important to reduce development requirements prior to mineralized material production in vertically long mineralized zones while enabling earlier access to high-grade areas.
The stope production cycle was estimated based on a typical stope with an average width of 3.6m, a height of 16 m (from the floor to ceiling), and a length of 20 m. The stope parameters were based on an average density of the mineralized material of 3.7 t/m³, a dilution of 5%, a recovery rate of 95%, and a swell factor of 1.365. Table 16-21 presents the production cycle parameters used in Deswik Scheduler.
Table 16‑21    Stope Production Cycle Parameters

Activity	Unit	Rate	Duration (day)
Stope Preparation	d/stope	2	2
Production Drilling	m/d/drill	345	2
Blasting	d/stope	0.6	0.6
Mucking	t/d	1530	2.8
Backfill Preparation	d/stope	1	1
Average Stope Backfill	t/d	1 637	1.6
Stope Curing Time	Day	14	14
Stope Cycle (average)	Day		24
Table 16-22 and 16-23 present the underground production profile by stockpiles and by zones.

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Table 16‑22    Underground Production Plan Sorted by Stockpile Category

Description	Unit	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	Total
HG Pyrite Stockpile
Mineralized material tonnage	tonnes	-	-	-	166,212	219,782	160,924	295,852	698,010	615,182	656,802	230,231	252,717	146,284	231,213	16,655	3,689,864
NSR Average	$/tonne	-	-	-	237.4	245.3	189.8	172.3	186.0	203.5	194.8	177.5	191.2	160.2	167.9	133.6	192.8
LG Pyrite Stockpile
Mineralized material tonnage	tonnes	-	-	-	300,330	372,721	946,072	726,048	550,009	517,641	641,570	586,623	892,347	1,097,850	650,140	415,637	7,696,988
NSR Average	$/tonne	-	-	-	185.2	164.7	160.8	150.7	157.8	161.7	154.0	148.7	160.0	162.6	150.3	145.5	157.8
Low Grade Stockpile
Mineralized material tonnage	tonnes	-	-	-	100,416	232,578	364,892	496,395	626,740	712,287	701,525	1,119,196	854,776	755,672	1,118,450	424,942	7,507,869
NSR Average	$/tonne	-	-	-	109.9	113.9	115.8	113.1	113.0	115.1	116.3	114.1	111.6	113.5	114.8	117.1	114.2
Total Mineralized Material Mined
Mineralized material tonnage	tonnes	-	-	-	566,958	825,081	1,471,888	1,518,295	1,874,759	1,845,110	1,999,897	1,936,050	1,999,840	1,999,806	1,999,803	857,234	18,894,721
NSR Average	$/tonne	-	-	-	187.2	171.9	152.8	142.6	153.3	157.6	154.2	132.1	143.3	143.9	132.5	131.2	147.3

Table 16‑23    Underground Production Plan Sorted by Mining Zone

Description	Unit	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	Total
Central Zone
Mineralized material tonnage	tonnes	-	-	-	-	-	-	96,430	1,276,745	1,268,514	547,656	702,639	-	-	208,532	154,242	4,254,758
NSR Average	$/tonne	-	-	-	-	-	-	109.2	155.8	157.9	138.8	126.4	-	-	119.7	141.5	146.0
Waste Mined	tonnes	-	-	-	-	-	164,120	431,639	215,244	57,432	43,202	3,557	92,324	3,076	227,211	2,639	1,240,444
Total Material Moved	tonnes	-	-	-	-	-	164,120	528,069	1,491,989	1,325,946	590,858	706,196	92,324	3,076	435,743	156,881	5,495,202
South Zone
Mineralized material tonnage	tonnes	-	-	-	566,958	825,081	1,471,888	1,421,885	598,014	576,597	1,451,935	821,303	668,576	-	-	-	8,402,237
NSR Average	$/tonne	-	-	-	187.2	171.9	152.9	144.9	148.1	157.1	159.9	138.9	148.9	-	-	-	155.2
Waste Mined	tonnes	-	-	248,590	334,713	495,505	246,921	82,996	289,428	547,596	408,009	46,203	25,945	-	-	-	2,725,906
Total Material Moved	tonnes	-	-	248,590	901,671	1,320,586	1,718,809	1,504,881	887,442	1,124,193	1,859,944	867,506	694,521	-	-	-	11,128,143
North Zone
Mineralized material tonnage	tonnes	-	-	-	-	-	-	-	-	-	306	412,108	1,331,265	1,999,806	1,791,271	702,992	6,237,748
NSR Average	$/tonne	-	-	-	-	-	-	-	-	-	168.4	128.3	140.4	143.9	133.9	128.9	137.6
Waste Mined	tonnes	-	-	-	-	-	-	-	-	-	262,807	613,500	571,408	687,164	269,156	2,782	2,406,817
Total Material Moved	tonnes	-	-	-	-	-	-	-	-	-	263,113	1,025,608	1,902,673	2,686,970	2,060,427	705,774	8,644,565
Total Mineralized Material Mined
Mineralized material tonnage	tonnes	-	-	-	566,958	825,081	1,471,888	1,518,315	1,874,759	1,845,111	1,999,897	1,936,050	1,999,841	1,999,806	1,999,803	857,234	18,894,743
NSR Average	$/tonne	-	-	-	187.2	171.9	152.9	142.6	153.3	157.7	154.1	132.1	143.2	143.9	132.4	131.2	147.3
Waste Mined	tonnes	-	-	248,590	334,713	495,505	411,041	514,635	504,672	605,028	714,018	663,260	689,677	690,240	496,367	5,421	6,373,167
Total Material Moved	tonnes	-	-	248,590	901,671	1,320,586	1,882,929	2,032,950	2,379,431	2,450,139	2,713,915	2,599,310	2,689,518	2,690,046	2,496,170	862,655	25,267,910

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Mineralized Material Mined by Zones (Mt)
3
2
2
1
1
0
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
Year
Center Zone
South Zone
North Zone

Figure 16-29    Underground Mineralized Material Mined by Zones

Mineralized Material Mined (x 1000s)
2500
2000
1500
1000
500
0
NSR Average ($/tonne)
200
180
160
140
120
100
80
60
40
20
0
2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043
Year
Mineralized Material
NSR

Figure 16-30    Underground Mineralized Material Mined and NSR
16.8.5Combined Production Plan
The total mineralized material tonnage for the mine is estimated at 41.2 million tonnes, with an average NSR grade of 193 US$/t. OP mining will contribute with 54.2% of the total tonnage, while UG mining will account for the remaining 45.8%. In the final four years of the mine life, production will be exclusively from UG operations.
Because the tonnages from open pit and underground are not balanced year on year, the strategy is to use the different stockpiles to regulate and optimize the feed to the processing plant, ensuring a consistent tonnage and grade profile over the LOM. Boumadine production plan is summarized in Table 16‑24, Figure 16‑31 and Figure 16‑32.

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Table 16‑24    Boumadine Life-of-Mine Production Plan

Description	Units	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	Total
Open Pit Mine
Mineralized material tonnage	tonnes	1,333,158	2,503,519	1,811,155	2,275,963	3,408,312	1,984,850	2,375,764	972,941	1,203,606	2,585,273	1,899,552	-	-	-	-	22,354,094
NSR Average	$/tonne	239.6	294.4	176.9	241.7	303.6	178.6	194.8	127.7	146.2	203.2	302.8	-	-	-	-	231.7
Waste Mined	tonnes	18,667,073	42,492,137	53,188,864	52,734,431	51,591,714	53,016,745	52,624,147	54,029,581	53,799,438	47,414,706	24,898,476	-	-	-	-	504,457,312
Total Material Moved	tonnes	20,000,232	44,995,656	55,000,019	55,010,394	55,000,025	55,001,596	54,999,911	55,002,522	55,003,044	49,999,979	26,798,028	-	-	-	-	526,811,406
Underground Mine
Mineralized material tonnage	tonnes	-	-	-	566,958	825,081	1,471,888	1,518,295	1,874,759	1,845,111	1,999,897	1,936,050	1,999,841	1,999,806	1,999,803	857,234	18,894,722
NSR Average	$/tonne	-	-	-	187.2	171.9	152.9	142.6	153.3	157.7	154.1	132.1	143.2	143.9	132.4	131.2	147.3
Waste Mined	tonnes	-	-	248,590	334,713	495,505	411,041	514,635	504,672	605,028	714,018	663,260	689,677	690,240	496,367	5,421	6,373,167
Total Material Moved	tonnes	-	-	248,590	901,671	1,320,586	1,882,929	2,032,930	2,379,431	2,450,139	2,713,915	2,599,310	2,689,518	2,690,046	2,496,170	862,655	25,267,889
Open Pit & Underground Tonnes Mined
Mineralized material tonnage	tonnes	1,333,158	2,503,519	1,811,155	2,842,921	4,233,393	3,456,738	3,894,060	2,847,700	3,048,716	4,585,170	3,835,602	1,999,841	1,999,806	1,999,803	857,234	41,248,816
NSR Average	$/tonne	239.6	294.4	176.9	230.9	277.9	167.6	174.5	144.6	153.1	181.8	216.7	143.2	143.9	132.4	131.2	193.1
Waste Mined	tonnes	18,667,073	42,492,137	53,437,454	53,069,144	52,087,219	53,427,786	53,138,782	54,534,253	54,404,466	48,128,724	25,561,736	689,677	690,240	496,367	5,421	510,830,479
Total Material Moved	tonnes	20,000,232	44,995,656	55,248,609	55,912,065	56,320,612	56,884,524	57,032,842	57,381,953	57,453,183	52,713,894	29,397,338	2,689,518	2,690,046	2,496,170	862,655	552,079,295

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Total Mineralized Material Mined (Mt)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
Year
Open Pit
Underground

Figure 16‑31    Boumadine Life-Of-Mine Production Plan Breakdown by Mining Methods

5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Total Mineralized Material Mined (Mt)
350
300
250
200
150
100
50
0
NSR ($/tonne)
2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043
Year
Mineralized Material
NSR

Figure 16‑32    Boumadine LOM Production Plan Tonnes and NSR

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16.9Electrical Underground Distribution
The electrical infrastructure for the Boumadine mine has been designed around a modular, relocatable concept that follows the development sequence. Power will be taken from the surface 22 kV overhead powerline network and stepped down at five surface substations, one serving each of the five underground portal areas (Portal 1 to Portal 5). Medium voltage (5.5 kV) will then be distributed underground to skid-mounted substations that supply 1,000 V power to the underground loads.
16.9.1Surface Electrical Infrastructure
Five surface substations will transform the incoming 22 kV supply to 5.5 kV. Three substations will be rated at 2 MVA (Portals 1, 2 and 5) and two at 1.5 MVA (Portals 3 and 4), for a total installed surface transformer capacity of 9 MVA. The substations will be fed from the surface 22 kV overhead powerline network, and each will be capable of supplying the underground ventilation fans and all underground levels within its portal area. Table 16-25 summarizes the surface substations.
All surface substations will be modular, housed in 40-ft high-cube containers, so that they can be relocated as required by the development sequence. All underground communication cabinets and devices will be installed in the same surface containers.
Table 16-25    Surface Substations by Portal

Portal	Transformation	Capacity (MVA)	Levels Served
Portal 1	22 kV – 5.5 kV	2	27
Portal 2	22 kV – 5.5 kV	2	21
Portal 3	22 kV – 5.5 kV	1.5	18
Portal 4	22 kV – 5.5 kV	1.5	25
Portal 5	22 kV – 5.5 kV	2	30
Total		9	121
One 5.5 kV feeder, using riser TECK cable, will be installed through each portal to supply the underground substations on the first levels. Once the ventilation raise is completed, a second 5.5 kV feeder will be installed through the raise to supply the lower levels.
16.9.2Emergency Power
A common modular diesel generator station will be installed near the surface substations to supply the underground emergency loads, including compressors, pumps and ventilation. The generator station grounding will be connected to the isolated grounding grid to maintain a constant fault level. Fuel storage capacity will be sufficient to supply the emergency loads for 24 hours.
16.9.3Underground Electrical Distribution
Junction boxes will be installed on each level to feed the underground main substations. The underground main substations will be installed at each main level and will provide 1,000 V power to underground loads such as pumps, ventilation and garages. The key design features of the underground distribution system are as follows:
•One 1 MVA, 5.5 kV – 1 kV underground substation is planned for every three levels;
•Substations are expected to be skid-mounted to allow ease of installation and relocation;
•All substation equipment will be located inside an electrical room excavation along the main ramp;
•As underground mine development progresses, some substations will be relocated from completed areas to newly developed zones.

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16.9.4Communications
The mine will be provided with a fibre optic backbone and a private LTE (Long Term Evolution) wireless network to support all communications required to operate the mine and to transmit data within the mine and to surface. The communication infrastructure will support voice communications, PLC monitoring and control, video, operational data, and control and monitoring of the electrical network.
The fibre optic backbone will be installed from the surface control room through each portal and down the ramps and ventilation raises, with connections to the electrical substations and to each active level. It will carry all wired Ethernet/IP traffic and serve as the transport network for the LTE system. A surface LTE core and backbone will link the underground network to the site operations centre. The fibre backbone will be installed in a ring configuration where practical to provide redundancy and improved reliability.
LTE radio units will be installed along the ramps, level accesses and production drifts as development advances, and connected to the fibre backbone. The LTE network will provide high-bandwidth, low-latency wireless coverage for voice, data and video across the underground workings. The network will also be capable of supporting additional applications such as personnel and equipment tracking, real-time equipment telemetry, and tele-remote operation of mobile equipment. These applications are not included in the base case but may be implemented during operations, providing flexibility to improve productivity and safety without major changes to the communication infrastructure.
A dedicated blast line communication system will also be installed to support blasting operations.
16.9.5Electrical Infrastructure Unit Costs
The unit costs provided for the main electrical and communication infrastructure are summarized in Table 16-26. Quantities and total capital costs are addressed in the capital cost estimate.
Table 16-26    Electrical and Communication Infrastructure Unit Costs

Item	Description	Unit Cost (US$)
Surface substation	2 MVA, 22 kV – 5.5 kV	600,000
Surface substation	1.5 MVA, 22 kV – 5.5 kV	500,000
Underground substation	1 MVA, 4.16 kV – 1 kV, skid-mounted	250,000
Communication system	LTE	500,000
Blast line communication	Blast line communication system	100,000

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16.10Ventilation
This section of the report outlines the ventilation design and strategy for the Boumadine Project, based on the proposed mine layout, production schedule, and diesel equipment fleet. The design aims to ensure safe and efficient airflow distribution across all zones of the mine, while optimizing energy consumption and fan performance. Air flow rate is based on a diesel dilution rate of 0.06 m³/s/kW as per industry standard.
16.10.1Design Criteria
Other design criteria for ventilation are defined as follows:
•Maximum air velocity in ramps: 7 m/s
•Main fan pressure limit: 5000 Pa to avoid high pressures in return air raise system for safety and bulkhead design purposes to access the egress.
•Fan efficiency of main fans: 75%
•Fan efficiency of auxiliary fans: 80%
•Main fan electrical utilization rate: 80%.
•Motor efficiency: 95%
•Fan installation loss pressure: 625 Pa
•Heating or cooling of mine air is not required.
•Any open stopes are sealed with a ventilation curtain
•Optimize blast clearing times
•Leakage factor: 50 mm²/m² for auxiliary duct network
•Hydraulic resistance of closed regulator and personnel doors bulkheads: 15 N s2/m8
•When airflow is divided between two raises on a given zone, a 70/30% split is assumed for worst-case pressure balance.
•Electricity cost: $US 90/MWh
•Main fans operate 365 days/year, 24 hours/day
•Auxiliary fans operate 365 days/year, 24 hours/day with On/Off starters only
•Vertical mining cost of $US 1537/m plus 218/m3
16.10.2Ventilation Demand and Distribution
Ventilation demand is based on the number of equipment and utilization factor as shown in Table 16-27, specified before the addition of 15% leakage.

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Table 16-27    Diesel equipment air demand

Machine	Engine (kW)	m3/s/kW	Utilisation (%)	Airflow per unit, (m3/s)	No. of units	Total airflow (m3/s)
Drill DL311	74.6	0.06	25	1.1	3	3.4
Jumbo	74.6	0.06	25	1.1	9	10.1
Scissor Paus	111.9	0.06	50	3.4	9	30.2
LHD 10t 1030	186.5	0.06	100	11.2	10	111.9
Bolter Sandvik DS421	74.6	0.06	25	1.1	9	10.1
Emulsion PAUS	111.9	0.06	25	1.7	3	5.0
Truck 33t MT436B	298.4	0.06	100	17.9	6	107.4
Subtotal 1 - Allocated to resources						278
	111.9	0.06	25	1.7	1	1.7
Transmixer	111.9	0.06	50	3.4	3	10.1
Boom truck Paus	111.9	0.06	50	3.4	1	3.4
Grader GR135 XCMG	111.9	0.06	50	3.4	2	6.7
Fuel Lube Paus	111.9	0.06	50	3.4	1	3.4
Water Truck Paus	93.25	0.06	50	2.8	15	42.0
Subtotal 2 - Distributed Proportionally to Resources						67
Airflow is allocated to resources defined in Table 16-28. A production schedule from 2029 to 2044 specifies the number of resources in each zone. The remaining fleet air demand is distributed proportionally to the resource allocation, with an additional amount of 15% for leakage. The resulting peak airflow demand in each zone is shown in Table 16-29. The airflow demand for the life-of-mine by zone is shown in Figure 16-33.
Table 16-28    Task resource definitions

Resource category	Resources assigned	Airflow, m3/s
Dev Horizontal Capex	1 Jumbo 1 Scissor lift ½ LHD 1 Cable bolter ¼ LHD ¼ emulsion truck	8.8
Dev Horizontal Opex	1 Jumbo 1 Scissor lift ½ LHD 1 Cable bolter ¼ LHD ¼ emulsion truck	8.8
Dev Vert	½ LHD	5.6
Drilling	Production drill and compressors	1.5
Mucking	1 LHD	11.2
Backfilling	1 LHD	11.2
Haulage	1 Truck and ¼ LHD	20.7

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Table 16-29    Peak airflow by zone, including 15% leakage

Zone	Peak airflow (m3/s)	Start of production
Portal 1	255	2031
Portal 2	95	2036
Portal 3	133	2036
Portal 4	226	2034
Portal 5	285	2038

Figure 16-33    Life of mine airflow by zone Portal 1 to Portal 5
16.10.3Main Ventilation system Design
The main ventilation system design for all zones consists of the following:
•Fresh air will enter the mine via portal and dedicated intake raises
•Fresh air will descend via ramp to the levels
•Fresh air will be supplied to the working faces by auxiliary ducting and fans
•Exhaust air will enter dedicated return air raises by drop-board regulators
•Air will be exhausted from the mine by primary fans installed on surface.
This design was chosen to optimize blast clearing times. The drop board regulators are adjusted manually to supply enough air on each of the levels. When a level becomes inactive, the regulator is completely sealed.

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Figure 16-34    Zones and locations of exhaust fans
The extent of the underground mining zones is pictured in Figure 16-34.
Zone South 1, pictured in Figure 16-35, features three fan installations which will be sized to exhaust, respectively, 50%, 75%, and 50% of the maximum air flow for the zone, that is 255 m3/s reached in year 2034.
Figure 16-35    Longitudinal view of South 1 zone showing three exhaust raises and three intakes

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Figure 16-36    Longitudinal view of South 2 zone showing exhaust raise and intake portal
Zone South 2 will require a maximum of 95 m3/s, that will be provided by a single exhaust fan, shown in Figure 16-36.
Figure 16-37    Longitudinal view of South 3 zone showing three exhaust raises and three intakes
Zone South 3, pictured in Figure 16-37, features three fan installations which will be sized to exhaust, respectively, 100%, 35%, and 35% of the maximum air flow for the zone, that is 133 m3/s reached in year 2036.

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Figure 16-38    Longitudinal view of Center (Portal 4) zone showing two exhaust raises and two intakes
Zone Center (Portal 4), pictured in Figure 16-38, features two fan installations which will be sized to exhaust, respectively, 50%, and 100% of the maximum air flow for the zone, that is 226 m3/s reached in year 2034.
Figure 16-39    Longitudinal view of North (Portal 5) zone showing four exhaust raises and four intakes
Zone North (Portal 5), pictured in Figure 16-39, features four fan installations which will be sized to exhaust, respectively, 70%, 70%, 40%, and 40% of the maximum air flow for the zone, that is 285 m3/s reached in year 2038.
Thirteen main fan installation locations are listed in Table 16-30. Some of the smaller fans may be specified by vendors as vertically mounted for reduced cost. Raises exhausting more than 150 m3/s of air will more likely be quoted for twin parallel horizontal fans.

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Table 16-30    Main fan operating points and installation configuration

Portal	Fan	Maximum flow as % of zone	Max. airflow (m3/s)	Fan pressure (Pa)	Fan type	Combined power (kW)	Fans
Portal 1	South 1.1	50	102	3000	Surface horizontal	500	1
Portal 1	South 1.2	75	179	3600	Surface horizontal parallel arrangement	900	2
Portal 1	South 2.1	50	102	2300	Surface horizontal or vertical	400	1
Portal 2	South 2.2	100	95	2200	Surface horizontal or vertical	300	1
Portal 3	South 3	100	133	2700	Surface horizontal or vertical	500	1
Portal 3	South 4.1	35	80	2300	Surface horizontal or vertical	250	1
Portal 3	South 4.2	35	80	2000	Surface horizontal or vertical	200	1
Portal 4	Center	100	226	4300	Surface horizontal parallel arrangement	1300	2
Portal 4	South 5	50	113	3000	Surface horizontal or vertical	450	1
Portal 5	North 1	70	199	3200	Surface horizontal parallel arrangement	850	2
Portal 5	North 2	40	114	2400	Surface horizontal or vertical	400	1
Portal 5	North 3.1	40	114	2900	Surface horizontal or vertical	450	1
Portal 5	North 3.2	70	199	4500	Surface horizontal parallel arrangement	1200	2
Vertical raise sizing is based on prices for 3-m ($2,525/m) and 4-m ($3,000/m) diameter raise resulting in an variable cost of $1945/m and 83/m3. Raises to surface are raisebore specified up to 4.0 m diameter maximum to reduce ground control risk during excavation. All underground ventilation raises are drop raises at a maximum size of 4.5 × 4.5 m and minimum of 3.0 m x 3.0 m. The RAR system is also used as an egress using laddertube type. The laddertube is maintained open to minimize the impact on the hydraulic resistance of the RAR system. Double personnel doors are therefore installed in each of the bulkheads for egress purposes. A summary of vertical airways according to dimension and type of excavation is provided in Table 16-31.
Table 16-31    Summary of raises by dimensions and length

Raise type	Total length, m	Total number of raises
Drop Raise 3.0x3.0	2261	113
Drop Raise 3.5x3.5	461	23
Drop Raise 4.0x4.0	1033	52
Drop Raise 4.5x4.5	560	28
Raisebore 3.0m	1568	6
Raisebore 3.65m	1435	10
Raisebore 4.0m	1496	8
Main fan power costs are estimated in Table 16-32 assuming an average power utilization of 80% which is equivalent to an average speed reduction of 8%. Speed reductions are possible with the use of Variable Frequency Drives (VFDs).

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Table 16-32    Energy Consumption of Main Fans

Zone	Fan power (kW)	Utilisation	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
Portal 1	1800	80%	1.1$	1.1$	1.1$	1.1$	1.1$	1.1$
Portal 2	300	80%							0.2$	0.2$	0.2$	0.2$
Portal 3	950	80%						0.6$	0.6$	0.6$	0.6$
Portal 4	1750	80%				1.1$	1.1$	1.1$	1.1$	1.1$	1.1$	1.1$	1.1$	1.1$
Portal 5	2900	80%								1.8$	1.8$	1.8$	1.8$	1.8$	1.8$
Total, $M			1.1$	1.1$	1.1$	2.2$	2.2$	2.8$	1.9$	3.7$	3.7$	3.1$	2.9$	2.9$	1.8$
Annual MWh			12,614	12,614	12,614	24,878	24,878	31,536	21,024	41,347	41,347	34,690	32,587	32,587	20,323

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16.10.4Auxiliary Ventilation system Design
Auxiliary ventilation for production headings and ramp advance was sized using a duct leakage allowance of 50 mm²/m². Fan and motor efficiencies of 65% and 95%, respectively, were applied when establishing the required duty points. The assessment also accounts for the duct lengths associated with the planned advance rates and the geometry of the production levels.
16.10.4.1Ramp Development
Ramp headings will be ventilated through two 1.0-m-diameter flexible duct lines, each designed for runs of up to 800 m. Fresh air will be supplied from the main ventilation network, with return-air-raise (RAR) connections established at five-level intervals. Each duct system is equipped with a 200-kW auxiliary fan designed to deliver 37 m3/s while supporting the concurrent operation of a truck, LHD, bolter and pickup. When a new RAR connection becomes available, the fans and ducting will be advanced to the lower connection. The mine plan assumes that two ramp-development ventilation systems may operate simultaneously. A typical ramp-development arrangement is presented in Figure 16-40.

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Figure 16-40    Auxiliary Ventilation on Ramp Development Zone Centre
16.10.4.2Production Levels
Ventilation on each active production level will be provided by a 150-kW main auxiliary fan, supplemented by a 15-kW fan serving secondary headings. Fresh-air quantities will be controlled at the level regulator to satisfy fan intake requirements, prevent recirculation and maintain adequate airflow to the other active levels. The design basis allocates 21 m³/s to the primary heading, where an LHD and truck may operate, and 10 m³/s. The lower airflow allowance applies to a secondary heading served by an LHD. Both circuits use 1.0-m-diameter flexible ducting, with representative lengths of 300 m for primary headings and 200 m for secondary headings. At the mine-wide peak, eleven levels are assumed to have fan installations: four operating, four available on standby and three supporting development. The duct-leakage allowance of 50 mm²/m² is included when determining fan pressure and the airflow delivered to the working face. A typical production-level ventilation arrangement is presented in Figure 16-41.
Figure 16-41    Auxiliary Ventilation on Production Levels Zone Centre
The combined annual energy cost of the production-level and ramp-development auxiliary fans is estimated at US$1.9 million per year, based on an electricity rate of US$90/MWh. The corresponding fan duties and energy calculations are summarized in Table 16-33.
Table 16-33    Energy Consumption of Auxiliary and Ramp Development Fans

	Airflow (m3/s)	Pressure (Pa)	Consumed power per fan (kW)	Average number of fans operating	Annual energy consumption (MWh)	Annual energy cost ($US)
Production level main auxiliary fan	21	4117	140	11	13,491	1,214,234
Production level secondary fan	10	656	11	11	1,024	92,131
Ramp development fan	18.5	6364	191	4	6,681	601,273
				Total	21,196	1,907,638
The combined annual energy cost for auxiliary and main ventilation systems is estimated on average at $US 4.2 M/yr.

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17.0RECOVERY METHODS
17.1Process Design
The process plant design for the Project is based on a conventional flotation flowsheet. Lead, zinc and pyrite concentrates will be recovered and sold to market.
The plant design criteria were selected to minimize operating costs and maximize the use of proven technology. The key criteria for equipment selection are suitability for duty, safety, reliability, and ease of maintenance.
17.1.1Selected Process
The process plant design comprises the following unit operations:
•Single stage primary crushing with a jaw crusher to produce an 80% Passing (P80) crushed product size of 136 mm.
•Crushed rock stockpile with a live capacity of approximately 8,115 tonnes to provide 24 hours of live storage. During extended periods of primary crusher equipment maintenance, additional crushed material inventory can be generated in the weeks leading up to the planned shutdown by dozing crushed material from this stockpile to the area adjacent to the stockpile. This material can then be reclaimed during the shutdown by front-end loader to feed the grinding circuit.
•SAB type grinding circuit consisting of a SAG mill and a ball mill to produce a ground product with a P80 of 58 microns (µm), with hydrocyclones for particle size classification.
•Lead rougher flotation, classification, regrinding and cleaner flotation to produce a lead concentrate of 29.6% grade. The lead concentrate will be thickened, filtered, and bagged prior to shipment.
•Zinc rougher flotation, classification, regrinding and cleaner flotation to produce a zinc concentrate of 57.4% grade. The zinc concentrate will be thickened and filtered for stockpiling prior to shipment.
•Pyrite rougher flotation to produce a pyrite concentrate with 4.2 Au g/t and 81.0 Ag g/t. The pyrite concentrate will be thickened and filtered for stockpiling prior to shipment.
•Tailings thickening and storage in a tailings management facility.
The unit operations incorporated in the selected process flowsheet are shown in Figures 17-1 and 17-2.

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-+

PRIMARY CRUSHER
CRUSHED ORE STORAGE
GRINDING
Pb ROUGHER FLOTATION
ROM PAD
BUNKER
ROCK BREAKER
GRIZZLY
ROM BIN
PRIMARY FEEDER
VIBRATING GRIZZLY
PRIMARY CRUSHER
PRIMARY CRUSHER DISCHARGE CONVEYOR
CRUSHED ORE STOCKPILE
RECLAIM FEEDER 1
RECLAIM FEEDER 2
SAG MILL FEED CONVEYOR
PEBBLE TRANSFER CONVEYOR 2
PEBBLE TRANSFER CONVEYOR 1
ZnSO4
NaCN
AERO 3418A
PROCESS WATER
SAG MILL
PROCESS WATER
CYCLONE FEED PUMP BOX
CYCLONE FEED PUMPS
BALL MILL
CLASSIFYING CYCLONE CLUSTER
MIBC
Pb FLASH FLOTATION
Pb ROUGHER FLOTATION CONDITIONING TANK
Pb ROUGHER FLOTATION CELLS (6)
Pb REGRIND CIRCUIT
Pb CLEANER FLOTATION
Pb CONCENTRATE DEWATERING
Pb REGRIND CYCLONE CLUSTER
Pb REGRIND CYCLONE PUMP BOX
Pb REGRIND CYCLONE FEED PUMPS
Pb REGRIND MILL
Pb REGRIND MILL FEED PUMP BOX
Pb REGRIND MILL FEED PUMPS
Pb CLEANER FLOTATION CONDITIONING TANK
Pb CLEANER FEED PUMPS
Pb 3rd CLEANER FLOTATION CELLS (3)
Pb 2nd CLEANER FLOTATION CELLS (3)
Pb 1st CLEANER FLOTATION CELLS (4)
Pb 1st CLEANER SCAVENGER FLOTATION CELLS (4)
FLOCCULANT
TO PROCESS WATER TANK
Pb CONCENTRATE THICKENER
Pb CONCENTRATE THICKENER UNDERFLOW PUMPS
Pb CONCENTRATE FILTER FEED TANK
Pb CONCENTRATE FILTER FEED PUMPS
Pb CONCENTRATE FILTER
Pb FILTRATE TANK
Pb FILTRATE PUMPS
TO Pb BAGGING
Pb CONCENTRATE FILTER CAKE BELT FEEDER
TO PYRITE ROUGHER
TO PYRITE ROUGHER
Zn ROUGHER FLOTATION
Zn REGRIND CIRCUIT
Zn CLEANER FLOTATION
Zn CONCENTRATE DEWATERING
LIME
CuSO4
SIPX
Zn ROUGHER FLOTATION CELLS (6)
Zn ROUGHER FLOTATION CONDITIONING TANK(2)
Zn REGRIND CYCLONE CLUSTER
Zn REGRIND CYCLONE PUMP BOX
Zn REGRIND CYCLONE FEED PUMPS
Zn REGRIND MILL
Zn REGRIND MILL FEED PUMP BOX
Zn REGRIND MILL FEED PUMPS
Zn CLEANER FLOTATION CONDITIONING TANK
Zn CLEANER FEED PUMPS
Zn 3rd CLEANER FLOTATION CELLS (3)
Zn 2nd CLEANER FLOTATION CELLS (3)
Zn 1st CLEANER FLOTATION CELLS (3)
Zn 1st CLEANER SCAVENGER FLOTATION CELLS (3)
Zn CONCENTRATE THICKENER
Zn CONCENTRATE THICKENER UNDERFLOW PUMPS
Zn CONCENTRATE FILTER FEED TANK
Zn CONCENTRATE FILTER FEED PUMPS
Zn CONCENTRATE FILTER
Zn FILTRATE TANK
Zn FILTRATE PUMPS
Zn CONCENTRATE STOCKPILE
LEGEND
MAIN PROCESS FLOW
AUXILIARY FLOW
ALTERNATIVE FLOW
FUTURE

Figure 17-1    Simplified Process Flowsheet

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Py ROUGHER FLOTATION
Zn ROUGHER TAILS
Zn 1st CLEANER SCAVENGER TAILS
H2SO4
PAX
MIBC
Py ROUGHER FLOTATION CELLS (6)
Py ROUGHER FLOTATION CONDITIONING TANK
Py ROUGHER TAILS PUMP BOX
Py ROUGHER TAILS PUMPS
FLOCCULANT
TO PROCESS WATER TANK
FLOTATION TAILINGS THICKENER
FLOTATION TAILS PUMPS
TO PROCESS WATER TANK
DECANT
FLOTATION TAILINGS MANAGEMENT FACILITY (BY OTHERS)
FLOCCULANT
TO PROCESS WATER TANK
Py CONCENTRATE PUMP BOX
Py CONCENTRATE THICKENER FEED PUMPS
Py CONCENTRATE THICKENER
Py CONCENTRATE THICKENER UNDERFLOW PUMPS
Py FILTRATE PUMPS
Py FILTRATE TANK
WASH WATER
AIR
Py CONCENTRATE FILTER 1
WASH WATER
AIR
Py CONCENTRATE FILTER 2
Py CONCENTRATE FEEDER CONVEYOR 1
Py CONCENTRATE FEEDER CONVEYOR 2
Py CONCENTRATE FILTER FEED TANK
Py CONCENTRATE FILTER FEED PUMPS
Py CONCENTRATE TRANSFER CONVEYOR
Py CONCENTRATE STOCKPILE CONVEYOR
Py CONCENTRATE STOCKPILE
Pb FILTER CAKE
Pb BUCKET ELEVATOR
Pb SHUTTLE CONVEYOR
Pb CONCENTRATE HOPPERS (3)
Pb CONCENTRATE BAGGING MACHINE (3)
Pb CONCENTRATE SCALE (3)
Pb CONCENTRATE LOAD AREA FORK LIFT
Pb CONCENTRATE LOAD AREA TRUCK SCALE
Pb THICKENER OVERFLOW
Pb PROCESS WATER TANK
Pb PROCESS WATER PUMPS
TO Pb CLEANER 2,3 THICKENER AND FILTER
Zn THICKENER OVERFLOW
Zn PROCESS WATER TANK
Zn PROCESS WATER PUMPS
TO Zn CLEANER 2,3 THICKENER AND FILTER
FLOTATION TAILINGS THICKENER OVERFLOW
Py CONCENTRATE THICKENER OVERFLOW
MAIN PROCESS WATER TANK
MAIN PROCESS WATER PUMPS
MAIN PROCESS WATER DISTRIBUTION
REAGENT WATER TANK
REAGENT WATER PUMPS
REAGENT WATER DISTRIBUTION
GLAND SERVICE WATER TANK
GLAND SERVICE WATER PUMPS
GSW DISTRIBUTION
CITY SEWAGE EFFLUENT
RAW WATER BASIN
RESERVE
RAW/FIRE WATER TANK
RAW WATER PUMPS
RAW WATER DISTRIBUTION
FIRE WATER SYSTEM
AQUAFER
WATER TREATEMENT PLANT
POTABLE WATER TANK
POTABLE WATER PUMPS
TO SAFETY SHOWERS AND POTABLE DISTRIBUTION
LEGEND
MAIN PROCESS FLOW
AUXILIARY FLOW
ALTERNATIVE FLOW
FUTURE

Figure 17-2    Simplified Process Flowsheet (Continued)

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17.1.2Key Process Design Criteria
The key design criteria for the process plant are outlined in Table 17-1.
Table 17-1    Key Process Design Criteria

Criteria Description	Units	Nominal	Source
Plant Throughput	Mtpa	2.92	AGS
Life of Mine	y	11	AGS
Head Grade - Design	g/t Au	3.15	Testwork
	g/t Ag	105	Testwork
	% Pb	0.92	Testwork
	% Zn	1.87	Testwork
Flotation Recovery: •Pb to Pb Concentrate •Zn to Zn Concentrate •Au to Py Concentrate •Ag to Py Concentrate	% % % %	82.0 74.7 71.4 41.4	Testwork Testwork Testwork Testwork
Concentrate Grades: •Pb grade in Pb Concentrate •Zn grade in Zn Concentrate •Au grade in Py Concentrate •Ag grade in Py Concentrate	% % g/t g/t	29.6 57.4 4.2 81.0	Testwork Testwork Testwork Testwork
Reagent Addition[1]: •Zinc Sulphate (ZnSO4·7H2O) •Sodium-Diisobutyl Dithiophosphinate (Aerophine 3418A) •Methyl Isobutyl Carbinol (MIBC) •Copper Sulphate (CuSO4·5H2O) •Sodium Isopropyl Xanthate (SIPX) •Potassium Amyl Xanthate (PAX) •Sulphuric Acid (H2SO4) •Sodium Cyanide (NaCN) •Lime (@91% CaO)	g/t g/t g/t g/t g/t g/t g/t g/t g/t	360 22.5 106.3 225 32.5 300 1,000 120 2,350	Testwork Testwork Testwork Testwork Testwork Testwork Testwork Testwork Testwork
Crushing Plant Availability	%	75	Agreed
Milling and Flotation Circuit Availability	%	91.3	Agreed
Filtration Circuit Availability	%	80	Agreed
Crushing Work Index (CWi)	kWh/t	10.2	Assumption
Bond Ball Mill Work Index (BWi)	kWh/t	13.1	Testwork
SMC Axb	0	46.2	Assumption
Bond Abrasion Index (Ai)	0	0.402	Assumption
Grind Size, P80	µm	58	Testwork
Pb Flotation Conc. Mass Pull – Rougher / Cleaner	%	9.7 / 2.6	Testwork
Pb Regrind Size, P80	µm	16	Testwork
Pb Concentrate Thickener Solids Loading	t/h/m2	0.2	Assumption
Zn Flotation Conc. Mass Pull – Rougher / Cleaner	%	4.4 / 2.4	Testwork
Zn Regrind Size, P80	µm	15	Testwork
Zn Concentrate Thickener Solids Loading	t/h/m2	0.2	Assumption
Py Rougher Flotation Conc. Mass Pull	%	53.5	Testwork
Py Concentrate Thickener Solids Loading	t/h/m2	0.5	Assumption
Flotation Tailings Thickener Solids Loading	t/h/m2	0.5	Assumption
Tailings Disposal	-	Pumped to TSF (by others)	AGS

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17.2Process Plant Description
ROM material will be delivered to a local feed bin by a mine truck to feed the crushing plant. The crushed product will be stockpiled prior to feeding the grinding circuit, consisting of a SAG mill and a ball mill with hydrocyclones for particle size classification. The ground product will feed the lead rougher flotation conditioning tank, which will feed the lead rougher flotation cells. The lead rougher flotation concentrate will proceed to a classification and regrind circuit, while the tails will feed the zinc rougher flotation conditioning tanks. Following regrinding, the ground lead rougher concentrate will report to a lead cleaner flotation circuit, consisting of three cleaning stages and one cleaner-scavenger stage. The lead cleaner tailings will report to zinc rougher flotation, while the final lead cleaner concentrate will be thickened, filtered and bagged prior to shipment. The filtrate from the lead filter will circulate back to the lead concentrate thickener and the lead thickener overflow will report to the lead water circuit and any excess will report back to the process water pond.
The lead rougher tails and the lead first cleaner-scavenger tails will feed the zinc rougher flotation conditioning tank, which will feed the zinc rougher flotation cells. The zinc rougher flotation concentrate will proceed to a classification and regrind circuit, while the tails will feed the pyrite rougher flotation conditioning tanks. Following regrinding, the zinc rougher concentrate will report to a zinc cleaner flotation circuit, consisting of three cleaning stages and one cleaner-scavenger stage. The zinc cleaner-scavenger tailings will report to pyrite rougher flotation, while the third zinc cleaner concentrate will be thickened and filtered prior to stockpiling for truck loading and shipment. The filtrate from the zinc filter will circulate back to the zinc concentrate thickener and the zinc thickener overflow will report to the zinc water circuit and any excess will report back to the process water pond.
The zinc rougher tails and the zinc first cleaner-scavenger tails will feed the pyrite rougher flotation conditioning tank, which will feed the pyrite rougher flotation cells. The pyrite rougher flotation tailings will be thickened in a tailings thickener before getting pumped to the flotation tailings management facility. The flotation tailings thickener overflow will report to the process water pond. The pyrite concentrate will be thickened, filtered and stockpiled by a radial stacker from where it is loaded on trucks and shipped. The filtrate from the pyrite concentrate filter will report to the pyrite concentrate thickener, and the pyrite concentrate thickener overflow will report to the process water pond.
17.2.1Crushing Circuit
The crushing circuit will be fed through the ROM bin by direct tipping of the mine truck or reclaimed by a front-end loader. The ROM bin will be fitted with a static grizzly with an aperture size of 800x800 mm to prevent oversized rocks from entering the crusher. Oversized rocks will be crushed by a fixed rock breaker. The ROM bin will discharge onto an apron feeder that will feed a vibrating grizzly with an aperture size of 90 mm. The grizzly undersize will bypass the primary crusher to reduce wear on the crusher, while the grizzly oversize will directly feed the primary crusher. The primary crusher will be a 160 kW jaw crusher, and will crush the grizzly oversize at a rate of 444 dry t/h from an F80 of 501 mm to a P80 of 156 mm. The crushed rock will discharge onto the primary crusher discharge conveyor together with the grizzly undersize to feed the 24h live capacity crushed rock stockpile.
17.2.2Grinding Circuit
Crushed material will be reclaimed from the crushed rock stockpile by two apron feeders, which may be operated together or with one on standby. The apron feeders will discharge on to the SAG mill feed conveyor to feed the primary mill. Flotation reagents zinc sulphate, sodium cyanide and Aero 3418A will be added to the primary mill with process water to pre-condition the material and to achieve a target moisture level of 75 %w/w in the mill.

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The primary mill will be a SAG mill with a diameter of 7.92 m and effective grinding length of 4.39 m. It will have a high-speed variable speed drive and installed motor power of 6.1 MW. It will be charged with forged steel balls with a maximum size of 125 mm, equipped with a grate discharge and a trommel screen. The trommel screen oversize will discharge into a scats bunker or onto one of two pebble transfer conveyors for recirculation back to the SAG mill via the SAG mill feed conveyor. The trommel screen undersize will discharge to the cyclone feed pump box. The trommel screen will be equipped with a spray water mechanism to improve screening efficiency.
The secondary mill will be a ball mill with a diameter of 6.10 m and an effective grinding length of 9.32 m. Process water will be fed to the mill to achieve a target moisture content of 75%. The ball mill will have a fixed speed drive with a wound round induction motor and liquid resistance starter. The installed motor power will be 6.1 MW. It will be charged with high-chromium steel balls with a maximum size of 50 mm, discharging by overflow and equipped with a trommel screen. The trommel screen oversize will discharge to a scats bunker, and the trommel screen undersize will discharge to the cyclone feed pump box. The trommel screen will be equipped with a spray water mechanism to improve screening efficiency.
The combined SAG and Ball Mill discharge will be pumped to the cyclones for classification from the cyclone feed pump box, targeting an overflow P80 of 58 µm. There will be a total of twelve installed cyclones with six duty and six standby. The cyclones will be operated at a pressure of 85 kPa(g) and are expected to have a nominal recirculation rate of 382%. The cyclone overflow will report to the lead rougher flotation circuit, and the underflow will feed the secondary mill.
17.2.3Lead Rougher Flotation Circuit
The cyclones’ overflow will gravitate to the lead rougher conditioning tank. Zinc sulphate, sodium cyanide and Aero 3418A will be fed to the agitated conditioning tank where the rougher feed will be conditioned for five minutes. The conditioned slurry will then feed the lead rougher flotation cells. The circuit will consist of a single train of six forced-air mechanical cells. Zinc sulphate, sodium cyanide, Aero 3418A, and MIBC will be added to the lead rougher cells to maximize lead recovery. The lead rougher flotation concentrate will report to the lead regrind and cleaner flotation circuits, while the tails will feed the zinc rougher flotation circuit.
17.2.4Lead Regrind Circuit
The lead rougher concentrate and the lead first cleaner-scavenger concentrate will report to the lead regrind cyclone pump box and will be pumped to the lead regrind cyclone cluster for classification and to increase the percent solids of the slurry feeding the regrind mill. The lead cyclone cluster will consist of sixteen cyclones in total, with 11 duty and 5 standby. The cyclones will be operated at a pressure of 64 kPa(g) and will target an overflow particle d50 of 21 µm. The lead regrind cyclones’ overflow will report directly to the lead cleaner flotation surge tank, while the underflow will gravitate to the lead regrind mill feed pump box before getting pumped to the lead regrind stirred media mill (SMM). The SMM will reduce the particle size from an F80 of 58 µm to a P80 of 16 µm. It will be charged with zirconia toughened alumina ceramic beads and will have an installed motor power of 1.6 MW. The SMM discharge will combine with the cyclone overflow in the lead cleaner flotation surge tank.
17.2.5Lead Cleaner Flotation Circuit
Zinc sulphate and sodium cyanide will be added to the lead cleaner flotation surge tank for conditioning ahead of flotation. The flotation feed will be conditioned for five minutes prior to feeding the first lead cleaner flotation circuit. The lead cleaner flotation circuit will consist of three cleaning stages and one cleaner-scavenger stage. The first cleaner stage will contain one train of four forced-air mechanical cells and all other stages will contain one train of three forced-air mechanical cells. MIBC will be added to each stage and Aero 3418A will be added to the second and third cleaner flotation circuits to promote lead recovery.

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The concentrate and tails will travel through the circuit counter-currently. The lead first cleaner flotation concentrate will feed the lead second cleaner flotation cells, the lead second cleaner flotation concentrate will feed the lead third cleaner flotation cells, and the lead third cleaner flotation concentrate will feed the lead concentrate thickener. The lead third cleaner flotation tails will report to the lead second cleaner flotation cells, the lead second cleaner flotation tails will feed the lead first cleaner flotation cells, and the lead first cleaner flotation cell tails will feed the lead first cleaner-scavenger flotation cells. The lead first cleaner-scavenger flotation concentrate will be recirculated back to the lead regrind cyclone pump box, while the tails will report to the zinc rougher flotation conditioning tank with the lead rougher flotation tails.
17.2.6Lead Concentrate Thickening, Filtration, and Bagging Circuit
The lead third cleaner flotation concentrate will be pumped to the lead concentrate thickener, where flocculant will be added to the feed well to promote particle settling. The thickener will be high rate with a diameter of 11 m. The slurry will be thickened to 55% (w/w) solids in the underflow. The thickener overflow will report to the lead process water tank, while the thickener underflow will be pumped to the lead concentrate filter feed tank. The filter feed tank will be sized to hold 24 hours of feed slurry. The slurry will be pumped to a pressure filter to dewater the concentrate cake to 10% (w/w) moisture. The thickener and filter design criteria will be further defined upon the completion of dewatering testwork. The filtrate from the lead concentrate filter will be discharged to a filtrate tank and pumped back to the lead concentrate thickener, while the lead concentrate filter cake will be discharged via a belt feeder, bucket elevator and shuttle conveyor into lead concentrate hoppers. The hoppers will feed automatic bagging systems, with the bags transported and stacked by forklift prior to loading on highway trucks for shipment offsite.
17.2.7Zinc Rougher Flotation Circuit
The first zinc rougher conditioning tank will receive the lead rougher flotation tails and the lead first cleaner scavenger tails. Lime will be added to the first conditioning tank to achieve a target pH of 11.5, and the second conditioning tank will be dosed with additional lime and copper sulphate. The zinc rougher flotation feed will be conditioned in the agitated conditioning tanks for a total of 10 minutes – five minutes in each tank. The conditioned slurry from the second conditioning tank will feed the zinc rougher flotation cells. The circuit will consist of a single train of six forced-air mechanical cells. SIPX, lime and MIBC will be added to the zinc rougher cells to maximize zinc recovery. The zinc rougher flotation concentrate will report to the zinc regrind and cleaner flotation circuits, while the tails will feed the pyrite rougher flotation circuit.
17.2.8Zinc Regrind Circuit
The zinc rougher concentrate and the zinc first cleaner-scavenger concentrate will report to the zinc regrind cyclone pump box and will be pumped to the zinc regrind cyclone cluster for classification and to increase the percent solids of the feed entering the regrind mill. The zinc cyclone cluster will consist of eight cyclones in total, with 5 duty and 3 standby. The cyclones will be operated at a pressure of 81 kPa(g) and will target an overflow particle d50 of 20 µm. The zinc regrind cyclones overflow will report directly to the zinc cleaner flotation surge tank, while the underflow will gravitate to the zinc regrind mill feed pump box before being pumped to the zinc regrind stirred media mill (SMM). The SMM will reduce the particle size from an F80 of 58 microns to a P80 of 15 µm. It will be charged with zirconia toughened alumina ceramic beads and will have an installed motor power of 700 kW. The SMM discharge will combine with the cyclone overflow in the zinc cleaner flotation surge tank.
17.2.9Zinc Cleaner Flotation Circuit
SIPX and lime will be added to the zinc cleaner flotation surge tank for conditioning ahead of flotation. The flotation feed will be conditioned for five minutes prior to feeding the first zinc cleaner flotation circuit. The

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zinc cleaner flotation circuit will consist of three cleaning stages and one cleaner-scavenger stage. Each stage will contain one train of three forced-air mechanical cells. MIBC will be added to each stage, SIPX will be added to the first cleaner-scavenger and the third cleaner, and lime will be added to the first through third cleaners to maximize zinc recovery.
The concentrate and tails will travel through the circuit counter-currently. The zinc first cleaner flotation concentrate will feed the zinc second cleaner flotation cells, the zinc second cleaner flotation concentrate will feed the zinc third cleaner flotation cells, and the zinc third cleaner flotation concentrate will feed the zinc concentrate thickener. The zinc third cleaner flotation tails will report to the zinc second cleaner flotation cells, the zinc second cleaner flotation tails will be recycled to the zinc first cleaner flotation cells, and the zinc first cleaner flotation cell tails will report to the zinc first cleaner-scavenger flotation cells. The zinc first cleaner-scavenger flotation concentrate will be recirculated back to the zinc regrind cyclone pump box, while the tails will report to the pyrite rougher flotation conditioning tank with the zinc rougher flotation tails.
17.2.10Zinc Concentrate Thickening and Filtration Circuit
The zinc third cleaner flotation concentrate will be pumped to the zinc concentrate thickener, where flocculant will be added to the feed well to promote particle settling. The slurry will be thickened in a 11 m diameter, high-rate thickener to 55% (w/w) solids in the underflow. The thickener overflow will report to the zinc process water tank, while the thickener underflow will be pumped to the zinc concentrate filter feed tank. The filter feed tank will be sized to hold 24 hours of feed slurry. The slurry will be pumped to a pressure filter to dewater the concentrate cake to 10% (w/w) moisture. The thickener and filter design criteria will be further defined upon the completion of dewatering testwork. The zinc concentrate filter filtrate will be discharged to filtrate tank and pumped back to the zinc concentrate thickener, while the zinc concentrate filter cake will be discharged to a stockpile in a covered shed prior to loadout. The zinc concentrate will be loaded into highway haulage trucks by a front-end loader for shipment offsite.
17.2.11Pyrite Rougher Flotation Circuit
The pyrite rougher flotation conditioning tank will receive the tails from the zinc rougher flotation and the zinc first cleaner-scavenger flotation. Sulphuric acid will be fed to the agitated conditioning tank to lower the pH between 7-8.5. The pyrite rougher feed will be conditioned for five minutes. The conditioned slurry will feed the pyrite rougher flotation cells. The circuit will consist of a single train of six forced-air mechanical cells. PAX and MIBC will be added to the pyrite rougher cells to maximize pyrite recovery. The pyrite rougher flotation concentrate will report to pyrite concentrate thickening and filtration, while the tails will report to the flotation tailings thickener.
17.2.12Pyrite Concentrate Thickening and Filtration Circuit
The pyrite rougher flotation concentrate will be pumped to the pyrite concentrate thickener, where flocculant will be added to the feed well to promote particle settling. The slurry will be thickened to 65% (w/w) solids in the underflow in a 32 m diameter high-rate thickener. The thickener design criteria will be further defined upon the completion of dewatering testwork. The thickener overflow will report to the process water pond, while the thickener underflow will be pumped to the pyrite concentrate filter feed tank. The filter feed tank will be sized to hold 24 hours of feed slurry. From the filter feed tank, the pyrite concentrate slurry is pumped to one of two parallel pressure filters to dewater the concentrate cake to 15% (w/w) moisture for stockpiling.
The filtrate from the pyrite concentrate filter will recirculate back to the pyrite concentrate thickener. The filter design criteria will be further defined upon the completion of dewatering testwork. The stockpile will be a radially stacked dead stockpile with a live capacity of 7,250 m3, holding approximately 24 hours of filtered pyrite concentrate. The pyrite concentrate will be loaded into highway haulage trucks by a front-end loader for shipment offsite.

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17.2.13Flotation Tailings Disposal
The pyrite rougher flotation tails will be pumped to the flotation tails thickener, where flocculant will be added to the feed well to promote particle settling. The thickener will be a high-rate type with a diameter of 22 m. The slurry will be thickened to 40% (w/w) solids in the underflow. The thickener overflow will report to the process water pond, while the thickener underflow will be pumped to the flotation tailings management facility. It is estimated that 129 m3/h of water will be decanted from the flotation tailings management facility back to the process water pond. The thickener design criteria will be further defined upon the completion of dewatering testwork.
17.2.14Reagents
Plant operations will require a reagent inventory of flocculant, zinc sulphate, Aero 3418A, MIBC, copper sulphate, SIPX, PAX, sulphuric acid, sodium cyanide, lime, and anti-scalant. The site will maintain six weeks’ worth of supply of each reagent onsite in the reagent shed. All reagents will be dosed to their respective injection sites by metered dosing pumps (one per dosing site), except for lime and flocculant. Lime will be dosed by a centrifugal pump and flocculant will be dosed by helical screw pumps, with one per dosing application.
17.2.14.1Flocculant
Flocculant will be used in each of the thickeners to promote particle settling. It will be delivered to site as a solid powder in 750 kg bags. The bags will be split by a bag breaker and mixed for five hours with filtered process water. The mixing concentration will be 0.25% (w/v). The flocculant will be diluted in-line with process water to a concentration of 0.025% (w/v). The type and quantity of flocculant used will be further defined upon the completion of thickening testwork.
17.2.14.2Zinc Sulphate
Zinc sulphate is an activator in lead flotation. It will be fed to the SAG mill, lead rougher flotation and lead cleaner flotation feed. It will be delivered to site as a heptahydrate crystal in 1,000 kg bags at 98% purity. It will be diluted to 25% (w/v) concentration for dosage. Three bags will be required for the mixing of one batch, which is enough to supply 22 hours of operation.
17.2.14.3Aero 3418A
Aero 3418A will be used as a collector and promoter in lead flotation. It will be fed to the SAG mill, lead rougher flotation, the lead first cleaner and the lead first cleaner scavenger. It will be delivered to site and stored in 1 m3 IBC totes.
17.2.14.4MIBC
MIBC will be delivered as a liquid in 1 m3 IBC totes for usage as a frothing agent in all flotation circuits and stages.
17.2.14.5Copper Sulphate
Copper sulphate will be used as an activator in zinc rougher flotation. It will be fed to the second zinc conditioning tank. The copper sulphate will be delivered as solid pentahydrate crystals at 98% purity in 1,200 kg bulk bags. The copper sulphate will be diluted to 20% (w/v) for dosage. Two tonnes of crystals will be required per mix, which is enough to supply operations for 24 hours.

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17.2.14.6Sodium Isopropyl Xanthate (SIPX)
SIPX will be used as a collector in zinc rougher and cleaner flotation. It will be fed to the zinc rougher, zinc regrind feed, zinc first and second cleaners, and the zinc first cleaner scavenger. SIPX will be delivered to site in 1,000 kg bulk bags as pellets with a purity of at least 90%. One tonne of material will be used per mix, through which the SIPX will be diluted to 10% (w/v). One mix will last for approximately three days of operation.
17.2.14.7Potassium Amyl Xanthate (PAX)
PAX will be used as a collector in the pyrite rougher flotation, fed directly to the rougher cells. PAX will be delivered to site in pellet format packed in 1,000 kg bulk bags, with a purity of at least 90%. Three tonnes of PAX will be mixed per makeup batch, which will dilute the reagent to 10% (w/v) and will last for 25 hours of operation.
17.2.14.8Sulphuric Acid
Sulphuric acid will be used for pH adjustment prior to pyrite flotation, fed to the pyrite conditioning tank. It will be delivered to site as a liquid in 1 m3 IBC totes with a purity of 98%. Three totes will be kept in the dosing area, which will be enough supply for 15 hours of operation.
17.2.14.9Sodium Cyanide
Sodium cyanide will be used in lead flotation and will be fed to the SAG mill, lead conditioning tank, lead rougher flotation cells and to the lead cleaner flotation surge tank. It will be delivered to site as solid briquettes packed in one-tonne bulk bags in boxes. The briquettes will be mixed at a rate of one tonne per batch, diluted to 20% (w/v). This will be sufficient supply for 22 hours of operation.
17.2.14.10Lime (CaO)
Lime will be used in zinc flotation and will be dosed to the zinc conditioning tanks, zinc rougher flotation, zinc cleaner flotation surge tank, and the first, second and third zinc cleaners. It will be delivered to site as a quicklime powder. It will be stored in a 150-tonne silo and slaked for dosage. The lime slurry will be prepared at a 20% (w/w) solids concentration. The storage tank will have a 24-hour residence time, and the dosage system will have a ring main for constant recirculation to prevent scaling. Lime will be delivered to site in full truckloads pneumatically offloading into the silo, requiring approximately one truckload per day.
17.2.14.11Anti-Scalant
Anti-scalant will be used to prevent process water scaling and will be dosed to the process water pond pump suction line. It will be delivered to site as a liquid in 1 m3 IBC totes. One tote will service approximately 3.6 days of operation.
17.2.15Plant Services
17.2.15.1Air
Plant and instrument air will be supplied from air compressors. The air will be dried before it is distributed to various air receivers and users.

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17.2.15.2Water
Raw water will be sourced from the city sewage treatment effluent into a Raw Water Basin and transferred into a combined raw and fire water tank located in the process plant. Raw water will be used for gland service water, reagent mixing, dust suppression in the crushing circuit, process water makeup and the fire water reserve.
The main process water will be stored in a pond and will be supplied by thickener overflows, tailings management facility decant return, and raw water makeup. Separate lead and zinc process water tanks are fed from the lead and zinc concentrate thickeners respectively and used for the last cleaning and filter stages in each respective circuits to avoid contamination of the final products.
Potable water will be sourced from an aquifer and will be treated through an onsite treatment plant prior to use at the camp and in the operations facilities.
17.2.15.3Fuel
Plant mobile equipment will be powered by diesel, which will be stored onsite in a tanker and distributed to fueling stations.
17.3Plant Consumption
17.3.1Water
Nominal water consumption figures are provided in Table 17.3.1.
Table 17-2    Daily Water Consumption (Nominal)

Type	Daily Consumption (m3/d)
Raw Water	2,997
Potable Water	128
17.3.2Energy
A breakdown of the estimated annual energy consumption for the process plant is provided in Table 17-3.
Table 17-3    Annual Energy Consumption

Area	Annual Energy Consumption (MWh/y)
Feed Preparation – Crushing & Stockpiling	2,012
Milling – Grinding & Classification	93,487
Flotation & Concentrate Handling	36,512
Tails Thickening & Handling	2,701
Reagents	1,841
Water Services	2,692
Air Services	4,576
Fuel Storage & Distribution	102
Water Supply, Sewage, TSF, Plant Infrastructure (Buildings & Offices)	2,494
Total	172,396
17.3.3Reagents and Consumables
Annual consumption figures for each reagent and major consumables are shown in Table 17-4.

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Table 17-4    Annual Consumption of Reagents and Consumables

Reagent	Annual Consumption[1] (t/y)
Flocculant	60
Zinc Sulphate	1,051
Aero 3418A	66
MIBC	310
Copper Sulphate	657
SIPX	95
PAX	876
Sulphuric Acid	2,920
Sodium Cyanide	350
Lime	6,862
Anti-Scalant	91
Grinding Media – SAG Mill	1,679
Grinding Media – Ball Mill	2,307
Grinding Media – Regrind Mills	59
1.Reagent consumptions are provided at supply concentration

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18.0PROJECT INFRASTRUCTURE
18.1Overall Site Development
The overall site plan is shown in Figure 18-1 and includes major facilities of the Project, including the proposed open pit mines, underground mine, crushing and feed preparation facilities, flotation process plant, electrical substations, administrative buildings, and tailings facilities.
18.2Site Access Road
18.2.1Access to Site
The project site is located approximately 450 kilometers from the capital of Marrakesh, with the main access being via the National 10 highway. The N10 passes through the town of Tinejdad, which is connected to the mine site through an upgraded dirt road.
The Port of Agadir, approximately 600 km away, will enable the transportation of goods and products for shipping, with an expected truck round trip from the mine to the port and back taking about 24 hours. The Nador Beni Ansar Port, also located approximately 600 km away, can also be utilized. All ports are accessible via national highways.
18.2.2Project Site Roads
Internal roads will provide access between the open pits, underground portals, crushing facilities, process plant area, mine service areas, and tailings storage facilities. These roads will be six metres wide and constructed flush with bulk earthworks pads to facilitate stormwater management.
18.3Process Plant Facilities
The infrastructure will support mining, processing, and construction activities. Located north-east of the central zone open pit, the main site will host a ROM pad, crushing and feed preparation facilities, stockpile with live reclaim, processing plant operations, and a security and site office buildings. Open pit mines will operate independently but connect to the central site via haul roads and mine access roads. A portion of the mining activity will also be carried out through an underground portal.

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N
N 3479000m
N 3478000m
N 3477000m
N 3476000m
N 3475000m
E 315000m
E 316000m
E 317000m
E 318000m
E 319000m
E 320000m
E 321000m
NORTH PORTAL
RAISE
HAUL ROAD TYP.
NORTH PIT #2
ROM PAD
PROCESS PLANT
NORTH PIT #1
NORTH PIT #3
UG CENTRAL PORTAL
TRUCK SHOP
500m BLASTING LIMIT
TAILINGS TO TSF /DECANT WATER RETURN /HV POWER LINE
CENTER PIT
TAILINGS DAM
HAUL ROAD TYP.
WATERSHED TYP.
NORTH WASTE ROCK STOCKPILE
TSP
SOUTH PIT #2
200 0 200 400 600 800 1000m
SCALE 1:10000

DRG No	REFERENCE DRAWINGS	REV	DATE	DESCRIPTION	DRN	CHK'D	DESIGN ENG.	LEAD ENG.	DESIGN APP'D	PROJ. APP'D	CLIENT APP'D
		D	29SEP26	REISSUED FOR STUDY	BT				ZS	PN	
		C	31AUG26	REISSUED FOR STUDY	CC				ZS	PN	
		B	24OCT25	ISSUED FOR STUDY	DC				ZS	PN	
XX	XXX	A	06OCT25	ISSUED FOR REVIEW	DC				ZS	PN	

CLIENT AYA GOLD & SILVER INC.

PROJECT BOUMADINE PROJECT PEA UPDATE

Lycopodium

Lycopodium Minerals Canada Ltd Corp No 767 852-5
5080 Explorer Drive, Suite 700, Mississauga, Ontario, L4W 4T8
Phone (905) 206 2600 www.lycopodium.com

This drawing and its contents are confidential, are subject to return on demand and may not be copied or disclosed to any third party or used directly or indirectly for any other purpose than as determined in writing by Lycopodium Minerals Pty Ltd.

DRAWN	CHECKED	DESIGN ENG.	LEAD ENG.	DESIGN APP'D	PROJ. APP'D	CLIENT APP'D
Bhavik Thakkar						

DRAWING TITLE
MINE SITE
GENERAL ARRANGEMENT
OVERALL SITE PLAN

SCALE	DRAWN	DATE	JOB No.	DRG No.	REV.
1 : 10000	DC	30SEP25	5208	110-GD-002	D

A1

Figure 18-1    Overall Site Plan

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N
HV SUBSTATION BY OTHERS
SERVICE ROAD (FROM EXISTING ROAD)
PIT 500m BLAST ZONE
TAILINGS TO TSF AND DECANT WATER RETURN
30 0 30 60 90 120 150m
SCALE 1:1500

LEGEND

1	ROM PAD
2	PRIMARY CRUSHING
3	STOCKPILE FEED CONVEYOR
4	STOCKPILE AND RECLAIM
5	SAG MILL FEED CONVEYOR
6	PEBBLE CONVEYORS
7	SAG MILL
8	BALL MILL
9	CLASSIFICATION CYCLONE
10	Pb ROUGHER AND REGRIND CIRCUIT
11	Pb CLEANERS FLOTATION
12	Zn ROUGHER AND REGRIND CIRCUIT
13	Zn CLEANERS FLOTATION
14	Pb CONCENTRATE THICKENER
15	Zn CONCENTRATE THICKENER
16	Py ROUGHER FLOTATION CELLS
17	FLOTATION TAILINGS THICKENER
18	Py CONCENTRATE THICKENER
19	Pb CONCENTRATE FILTER
20	Pb CONCENTRATE BAGGING
21	Pb CONCENTRATE PRODUCT STORAGE SHED
22	Zn CONCENTRATE FILTER
23	Zn CONCENTRATE STOCKPILE AND LOADOUT
24	Py CONCENTRATE FILTERS & RADIAL STACKER
25	REAGENTS
26	AIR SERVICES
27	RAW WATER AND WATER TREATMENT
28	PIPE RACKS
29	PROCESS WATER POND & WATER SERVICES
30	RAW WATER BASIN
31	REAGENTS STORAGE
32	MILLING MEDIA STORAGE BUNKER
33	TRUCK WEIGH SCALE HOUSE
34	PROCESS PLANT PERIMETER FENCING
35	MCC'S
36	MAIN GATE HOUSE
37	EMERGENCY SERVICES/CLINIC BUILDING
38	PLANT SECURITY AND CHANGEHOUSE
39	ADMIN BUILDING
40	ADMIN MESS
41	PROJECT OFFICE
42	LABORATORY
43	WAREHOUSE
44	PLANT MESS
45	PLANT OFFICE
46	PLANT WORKSHOP
47	ABLUTIONS
48	LIME SILO

DRG No	REFERENCE DRAWINGS	REV	DATE	DESCRIPTION	DRN	CHK'D	DESIGN ENG.	LEAD ENG.	DESIGN APP'D	PROJ. APP'D	CLIENT APP'D
		C	09SEP26	REISSUED FOR STUDY	CC				ZS	PN	
		B	24OCT25	ISSUED FOR STUDY	DC				ZS	PN	
XX	XXX	A	06OCT25	ISSUED FOR REVIEW	DC				ZS	PN	

CLIENT: AYA GOLD & SILVER INC.

PROJECT: BOUMADINE PROJECT PEA UPDATE

Lycopodium

Lycopodium Minerals Canada Ltd Corp. No: 757 803-5
5060 Explorer Drive, Suite 700, Mississauga, Ontario, L4W 4T9
Phone: (905) 206 2500 www.lycopodium.com

This drawing and its contents are confidential, are subject to return on demand and may not be copied or disclosed to any third party or used directly or indirectly for any other purpose than as determined in writing by Lycopodium Minerals Pty Ltd.

DRAWN	CHECKED	DESIGN ENG.	LEAD ENG.	DESIGN APP'D	PROJ. APP'D	CLIENT APP'D
Cameron Clark						

DRAWING TITLE: PROCESS PLANT GENENAL ARRANGEMENT PLAN

SCALE	JOB No.	DRG No.	REV.
1 : 1500	5208	110-GD-001	C

DRAWN: DC DATE: 29SEP25

A1

Figure 18-2    Process Plant Layout

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Key infrastructure includes:
•Run of mine (ROM) pad.
•Crushing and feed preparation.
•Stockpile with reclaim chamber.
•Lead and zinc flotation plant.
•Lead and Zinc Concentration Handling
•Reagents Storage.
•Plant security and site office building.
•Plant administration and first aid building.
•Mine services area.
•Waste rock facility.
•Laboratory.
•Explosive magazine.
•Fuel and lubricant storage.
•Maintenance workshops and warehouse.
•Electrical Switchrooms.
Services provided cover power generation and distribution, water supply and distribution, surface water management, sewage and waste management, mine pit access, and haul roads. Portable / prefabricated structures will house security office and assay lab, while maintenance shops and warehousing will be brick and mortar buildings on concrete slabs.
Electrical Switchrooms will be located near areas of use.
Due to scarce water sources, an on-site water harvesting reservoir will be constructed near the process plant. A site water balance assessment will determine storage needs. A containerized water treatment system will ensure potable water availability for safety showers and personnel consumption.
Wastewater storage and treatment facilities will be established on-site. Solid waste, excluding domestic waste, will be managed off-site by licensed contractors, with on-site incineration for domestic waste. Dedicated areas for waste collection and sorting will facilitate disposal off-site, with no on-site long-term storage planned.
18.4Mining Facilities
18.4.1Truck Shop
A 1,000 m² truck shop will be adjacent to the ROM Pad for heavy equipment and light vehicles maintenance. There will be four bays dedicated to maintenance and one enclosed wash bay. All heavy equipment garage doors will be roll-type to maximize inside working space.
A 10-ton overhead crane equipped with two hooks will be installed in the heavy equipment maintenance area, while a single 5-ton overhead crane will cover the light vehicle area. Other maintenance equipment will be available for the workers, considering both the mining and the site maintenance fleets.

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Various sections will be installed in the truck shop, including a tool crib, an oil and grease deposit with a carousel distribution system, a mechanical / electrical room, storage rooms, a foreman’s office, toilets, locker facilities, a lunchroom, and a meeting room.
Water on the shop floor will be collected to an oil separation system with an integrated coalescent filter to ensure efficiency even if emulsification occurs. A sand pre-separator is included in the wash bay.
18.4.2Site Roads
The haulage roads will be 20 m wide based on the mine trucks selected and will connect the open pits, the underground mine portals, the mineralized material stockpiles, the ROM pad and the waste rock stockpiles. The service roads to access ventilation raises and other mine services will be 10 m wide.
18.4.3Low-grade Material Stockpile
The low-grade mineralized material stockpile will be located near the ROM pad to allow for the deposition of low-grade material for eventual blending or mineralized material storage, should the crushing or process plant be shut down. The stockpiled material will be rehandled by a loader and will have a capacity of 3.5 Mt (1.7 Mm³), with a planned height of 5 meters. A more detailed design will be developed during the next phase of the project, to possibly increase the height of the stockpile.
In the absence of geochemical characterization results, it is assumed that material may be potentially acid-generating and/or leachable. Based on this, it is assumed that the mineralized material stockpile will require a foundation consisting of a 2 mm thick HDPE geomembrane with a 300 mm sand protection layer on each side. This assumption will be revisited at the next phase of the project.
Additionally, the stockpile will be located at least 60 meters from the surrounding watercourses and at least 50 meters from the open pit rim.
18.4.4Rom Pad
Mineralized material exceeding the cut-off grade and characterized as low grade material, as described in section 16.7.3, will be trucked and stored on the mill ROM pad. The material will be separated based on the NSR-Pyrite value into two stockpiles – low- and high-grade pyrite. The ROM will be sufficiently sized for the estimated LOM stockpile volume requirements.
The feed to the concentrator will be blended from the two stockpiles, and material will be fed into the crushing plant with a front-end loader.
18.4.5Waste Rock Stockpiles
Two waste rock stockpiles with a combined capacity of 187 million cubic meters (Mm³), equivalent to 504 million tonnes (Mt), are planned. The North waste rock stockpile will have a capacity of 130 Mm³ and will be required at the start of mining operations; however, its southern section is scheduled for construction later during ongoing operations. The South waste rock stockpile will have a capacity of 57 Mm³ and will receive waste rock from both the South pits and a portion of the Central pit.
Because a large portion of the waste rock will be used for backfilling in the underground mine, only 6 million tonnes will be added to the waste rock stockpile throughout the underground mining operations.
The design of the waste rock stockpiles will adhere to all relevant mining industry standards, utilizing conservative parameters at this stage due to the absence of geotechnical studies and geochemical characterization results. It is currently assumed that the stored waste rock could be potentially acid-generating and/or leachable. In this optic, it is assumed that each pile will require a foundation consisting of a

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2 mm thick HDPE geomembrane with a 300 mm sand protection layer on both sides, or a similar design that would prevent potential contamination. This assumption will be revisited at the next phase of the project.
Additionally, each stockpile will be situated at least 60 meters from surrounding watercourses and 50 meters from the open pit rim.
The following design criteria were used for the waste rock stockpiles:
•Bench slope 2.5H: 1V
•Bench height: 10 m
•Berm width: 10 m
•Maximum height: 100 m
•Waste in-situ density: 2.75 t/m³
•Swelling factor: 1.36

18.5Tailings Storage Facility
Boumadine Global Mining SA has appointed Epoch Resources (Pty) Ltd (Epoch) to review and provide the Qualified Person’s signature for the update to the Pre-Economic Assessment (PEA) for a Flotation Tailings Storage Facility (TSF). A preliminary site selection study was completed in 2024 by an independent third-party Moroccan based consultancy, Groupement des Consultants et Ingénieurs de Maroc (GCIM) for two potential TSFs. The study design criteria have since been updated from two TSFs to only one Flotation TSF, with an updated storage capacity and tailings production rate based on the Life of Mine (LOM) production.
Boumadine Global Mining SA has appointed Epoch Resources (Pty) Ltd (Epoch) to review and provide the Qualified Person’s signature for the update to the Pre-Economic Assessment (PEA) for a Flotation Tailings Storage Facility. The history of the study is as follows:
•The study was initially completed in 2024 by an independent third-party Moroccan based consultancy, Groupement des Consultants et Ingénieurs de Maroc (GCIM) for two TSFs (Cyanide and Flotation).
•In 2025, the study design criteria have since been updated from two TSFs to only one Flotation TSF B2, with a doubled storage capacity and doubled tailings production rate for the same Life of Mine (LoM).
•In 2026, the study design criteria have since been updated for an increase in storage capacity of the one Flotation TSF B2, with an increased LoM.
A summary of the key design criteria for the TSF is summarized in Table 18-1 below.

Table 18-1    Design Criteria

Item	Design Criteria	Flotation TSF (TSF B2)	Flotation TSF (TSF B2) Update 2025	Flotation TSF (TSF B2) Update 2026	Source / Comment
1	Tailings Annual Deposition Rate (Mtpa)	0.86	1.65	1.64	Aya
2	Life of Mine Storage (Years)	11.0	11.3	14.5	Aya
3	Total tonnage stored (Million)	9.5	18.6	24.0	Aya
4	Lining Requirement	Lined			Best Practice
5	Construction Methodology	Full Containment Walls			GISTM compliance

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The conceptual design for the preferred TSF site comprises the components that affect the major costs at a high level. The tailings will be deposited from a slurry pipeline into a lined basin, behind earth-fill downstream wall raises. Drainage measures are included along the upstream wall slope and within the basin. Outside of the TSF basin, storm diversion channels along the perimeter of the TSF and an emergency basin located downstream of the TSF manage storm events, and a return water basin receives water pumped from a floating barge on the TSF pool.
The key design changes entail updating quantities according to the revised dimensions of the TSF to accommodate the additional tonnage. The construction phasing in the 2025 study had five lifts. An additional sixth lift was included to accommodate the additional tonnage required by the revised design criteria.

18.6Water Supply
18.6.1Raw Water Supply System
Due to water scarcity, off-site water sourcing has been evaluated. This could be done by using treated wastewater from nearby communities. Three raw water lines will provide up to 4230 m3/d to the site, from the towns of Tinejdad, Goulmima and Tinghir. An on-site water treatment plant will be used to ensure that the water quality is acceptable for the process. The raw water will be stored in the on-site water harvesting reservoir prior to being transferred to the open top raw water tank for distribution.

Tracé en plan
Ech 1 / 200 000
STEP Tinghir
SP-4 HMT = 140 m
POINT DE CHANGEMENT
DE LA CONDUITE
CONDUITE 3
CONDUITE 1
STEP Goulmima
SP-1 HMT = 140 m
SP-2 HMT = 65 m
CONDUITE 2
SP-5 HMT = 160 m
STEP Tinjdad
SP-3 HMT = 30 m
SP-6 HMT = 120 m
CONDUITE 4
MINE
BOUMAADINE
A
08/2024
PREMIERE EDITION
INDEX
DATE
MODIFICATION
Boumadine Project
ALIMENTATION EN EAU DU PROJET BOUMAADINE
EVALUATION ECONOMIQUE PRELIMINAIRE
Variante 1 : Tracé en plan des conduites d'alimentation du projet
ECHELLE : 1 / 200 000
DATE:08/2024
FICHIER: D/BOUMAADINE.dwg
PLAN N°: BA-03-1
INDEX: A

Figure 18-3    Raw Water Sourcing

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It is assumed that raw water will also be obtained from nearby boreholes and non-contact surface run-off water. A rainwater catchment pond will also harvest water for raw water usage and supplement in the flotation plant.
Raw water will be provided from the raw water tank for use as fire water. Feed to the potable water treatment plant and other users at the process plant will be sourced directly from boreholes and other non-contact water sources.
18.6.2Fire Water Supply System
Fire water will be piped to all main facilities via buried underground fire water ring mains around each of the facilities. The raw water tank live volume will hold a four-hour reserve of fire water equalling 288 m3. In addition, all buildings will be equipped with hose cabinets and supplemented with handheld fire extinguishers of two types - general purpose extinguishers for inside plant areas, and dry type extinguishers for inside electrical and control rooms.
18.6.3Potable Water Supply
The potable water treatment plant will be designed to local drinking water guidelines. The water treatment plant is expected to include multimedia filtration for reduction of turbidity, followed by ultraviolet disinfection for primary disinfection, and the addition of sodium hypochlorite for secondary disinfection. Treated potable water from the potable water treatment plant will be stored in the plant potable water tank and distributed via the plant potable water pump in a piping ring main to serve all potable water users in the process plant, heap leach, feed preparation and crushing facilities.
18.7Water Management
Studies and assessments required to complete a site wide water management will be done as part of the next phase of project.
18.8Power Supply
The Plant is estimated to have a Maximum Demand (running) of an estimated 26.3 MVA and a connected load of approximately 30.9 MVA. The main substation is sized at 40 MVA @ 65.75% load capacity.
Primary power to the Boumadine site will be provided by Office National de l'Electricité et de l'Eau Potable (ONEE) via a 220 kV high-voltage overhead transmission line. This newly constructed high-voltage overhead line will tee-off from the existing high-voltage overhead line that supplies power to the town of Tinejdad. The overhead line will connect to the main substation located north-east of the process plant. Power will be supplied to all areas of the site via the main 40 MVA substation.
18.9Sewage and Solid Waste Management
The project will utilize a modular sewage treatment plant based on a bio-oxidation process. Sewage and wastewater from various areas of site will be collected and transported to the plant via pump stations, strategically located to ensure efficient gravity flow. The plant will treat the water to the required environmental standards before being released into the environment. Solid waste will be periodically removed from the facility for off-site disposal.

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18.10Security
The Process Plant site area will be surrounded by fencing and access shall be through a main gate located at plant north direction. A ‘Main Gate House’ at the entrance shall provide station to any security personnel with a more security resources stationed at the ‘Plant Security and Changehouse’ Building.
18.11Accommodations
Effort of local hiring will be made given the proximity of the nearby town of Tinejdad and reduce the need for onsite accommodation.
Offsite accommodation shall include 200 prefabricated rooms. Senior staff and expatriate employees will be accommodated in rental units in the town of Tinejdad.
A construction/ permanent camp of 200-300 people capacity will be setup to accommodate any on-site accommodation needs.
18.12Administration and Plant Buildings
Administration and Plant Buildings area will be situated at the plant north entrance. Administration area will include the following:
•Main gate House, Emergency Services / Clinic Building, Plant Security and Changehouse, Admin Building, Admin Mess, Project Office, Laboratory, Warehouse.
Plant area buildings, which are accessible after passing by the Plant Security and Changehouse, will include the following:
•Plant Office, Plant Mess, Plant Workshop.
Three Ablutions facilities are located between the Administration and Plant Buildings. One Ablutions facility will also be located inside the Process Plant area close to the ROM Pad.
18.13Concentrate Transportation and Loadout
The three concentrate products will be shipped by road to the port of Nador-West, located 641 km from Boumadine. The zinc and pyrite concentrates will be shipped in bulk, while the lead concentrate will be shipped in big bags. The road haulage of concentrate will be contractor operated, with transportation along national highways.
A concentrate handling facility will be located near or at the port of Nador-West. This facility will be covered and allow for approximately 250,000 t of storage capacity over a surface area of 13,500 m2.

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19.0MARKET STUDIES AND CONTRACTS
19.1Market Studies
The commodities produced at Boumadine are gold, silver, zinc and lead, in the form of concentrates. The concentrates are sold under the terms of preliminary offers received and detailed in Section 19.2. As most of the value is contained in the gold and silver, AYA considered there were no need to carry out a proper market studies at this stage of the project.
19.2Commodity price projections
This study used the following prices for the different commodities:
•Gold: $3500/oz
•Silver: $50/oz
•Lead: $0.90/lbs
•Zinc: $1.37/lbs
Metals prices were kept constant for the entire life of mine plan of Boumadine.
19.3Contracts
19.3.1Concentrates sales
Aya Gold & Silver contacted several potential off-taker for the different concentrates that will be produced at Boumadine. Three different commodity traders have well received the request of interest sent by Aya Gold & Silver and have provided preliminary terms for off-take agreement for the purchase of the Lead-concentrate, Zinc-concentrate and Pyrite-concentrate of the Boumadine project. These terms are summarized as follows:
•Lead concentrate:
•Lead: payable at 95%, subject to a minimum deduction of 3 units
•Silver: payable at 95%, subject to a minimum deduction of 50 grams
•Gold: payable at 95%, subject to a minimum deduction of 1 gram
•Treatment charges: based on the annual Lead Asian Benchmark, with a $10/dmt in favor of the seller.
•Refining charges: for silver, based on annual benchmark, with $0.15 premium per Ag payable ounces in favor of the seller; for gold, $20 per gold payable ounces.
Penalty: for arsenic penalty, $2.5 for each 0.10% above 0.6% arsenic content in the lead concentrate
•Zinc concentrate:
•Zinc: payable at 85%, subject to a minimum deduction of 8 units
•Silver: deduction of 3 ounces, then payable at 70%
•Gold: deduction of 1 gram, then payable at 70%

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•Treatment charges: based on annual Zinc Asian Benchmark, with a $15/dmt in favor of the seller.
•Refining charges: for silver, based on annual benchmark, with $0.15 premium per Ag payable ounces in favor of the seller; for gold, $20 per gold payable ounces.
•Penalty: for Arsenic penalty, $2.5 for each 0.10% above 0.6% arsenic content in the zinc concentrate; for Cadmium penalty, $2.5 for each 0.1% above 0.3% cadmium content in the zinc concentrate
•Pyrite concentrate:
•Gold: if the gold content is 2g/t in the pyrite concentrate, payable of 77%; if gold content is 3g/t in the pyrite concentrate, payable of 78%; and if the gold content is 4g/t in the pyrite concentrate, payable of 79%.
•Silver: payable of 78% if silver content is above 30 g/t in the each tonne of pyrite concentrate,
•Penalty: If the As content is less than 2.0% in the concentrate, there is no Arsenic Penalty
No refining charges for gold or silver in the Pyrite concentrate
19.3.2Other contracts
There are no other material contracts or agreements in place as of the effective date of this Report. AYA Gold & Silver has not hedged nor committed any of its production to an off-take agreement with any of the commodity traders that have expressed their interest to the Boumadine project.

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20.0ENVIRONMENTAL STUDIES, PERMITS, AND SOCIAL
OR COMMUNITY IMPACTS
20.1Project Setting
The Project is located in the Drâa-Tafilalet region of western Morocco, with the planned mine site located approximately 19 km south of the nearest town of Tinejdad. The biophysical and social characteristics of the planned mining area are defined by its semi-arid climate and relatively rural and remote nature. Urban settlements are concentrated along main transport routes with villages located along valleys with access to water resources. Climatic conditions influence local ecosystems and land uses including agriculture, concentrated in areas of water availability.
20.2Environmental and Social Studies
Limited environmental studies have been completed in the past. As part of the environmental and social work currently being undertaken, an environmental baseline sampling program was initiated by BGM in September 2024 and a high-level screening for critical biodiversity habitat was undertaken by SLR in September 2024.
The baseline sampling, covering soils, air quality and water, was undertaken by AfriLabs, a Moroccan-based laboratory specializing in mineral and environmental analysis. Preliminary findings from the surveys and screening assessment reflect the following:
•Air Quality: Preliminary results indicate elevated particulate matter less than 10µm in diameter PM₁₀ and dust deposition levels, likely due to a combination of natural arid conditions and historical mining activities on site. Gaseous pollutants (NO2, SO2) were well below guideline thresholds.
•Water Resources: water resources are influenced by the semi-arid nature of the Project area. The Oued Akrouz, which crosses the area, is ephemeral but plays a key role in local irrigation feeding the Barrage d’Akrouz and acting as a pathway for aquifer recharge. Several wells are located along the valley of the Oued supplying local villages and farmers with domestic and irrigation water. Preliminary results indicate background water quality in the wells around the douars, , with some elevated concentrations of metals and metalloids reflecting the local geology and geochemistry. In the area of historical mining activities, water in the old shafts reflect the local mineralized geology with high acidity and elevated concentrations of some metals, metalloids, and major ion compared to the background groundwater quality from the irrigation well samples..
•Soils and Sediments: Background soil samples, i.e. soil samples which are distant from the area of historical mining activities on site, show some differences in chemical composition compared to the soil and sediment samples on site. Preliminary results of all samples indicate elevated levels of heavy metals and trace elements related to the local geology and geochemistry, and in some instances due to historical mining activities. While the survey included a preliminary review of the suitability of the soil for agriculture, environmental factors such as rainfall and evaporation / evapotranspiration, are probably the key limiting factors on soil use for agriculture in the local area.
•Biodiversity: most of the survey area includes a varying terrain of hills, small mountains and rocky outcrops all sparsely vegetated with a low density of plant cover. Preliminary flora and fauna surveys have identified the potential for some species of importance to occur on site. This will be confirmed through detailed seasonal surveys. The closest protected area to the Project is the Aferdou (El Kheng) Biological Reserve located 35km northeast of the site. While the Project site falls within an internationally recognised area, the Oasis du Sud Marocain Biosphere Reserve, the core zone of this reserve is located

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approximately 200km west of the Project site. Further engagement is required during the ESIA to better understand the biosphere reserve and any requirements for the ESIA and Project.
Additional baseline surveys have been completed during the course of 2026 covering social, biodiversity, soil, water, air quality and noise. The results will be used to inform the international ESIA process outlined below. Studies covering the topics of biodiversity, hydrology, hydrogeology, soils and sediments, air quality, noise, GHG, climate change, stakeholder engagement, labour and working conditions, community health and safety, and other social elements are ongoing.
20.3Permitting and Applicable Standards
The Project will require national permits to support the development of the mine and the requirement to carry out an Environmental Impact Assessment (EIA) under Moroccan Law. The EIA under Moroccan Law, prepared by NOVEC, was completed and submitted in July 2026 to the “Centre Régional d'Investissement” (CRI) (Regional Investment Center), the regional administrative body responsible for deciding on the environmental acceptability of the Project based on the EIA. The CRI review process, which includes a three-week public consultation period, is underway, and a decision on the environmental acceptability of the Project is expected before the end of 2026.
In addition to meeting national permitting requirements, the Project is being undertaken to meet international ESIA lender standards.
In this regard, applicable standards that will be applied to the ESIA preparation include:
•The existing legal framework in Morocco with respect to environmental protection, EIA processes, sustainable development, climate change, water management, soil protection, waste management, landfill management, oil management, energy efficiency, air quality, pollution prevention and control, biodiversity protection and conservation, cultural heritage protection, property expropriation, mining, labour and working conditions, and occupational health and safety, as well as any regulation that may influence the content of the ESMP measures either for construction or operation;
•The Lenders policies, including the 2024 EBRD Environmental and Social Policy and supporting E&S Requirements, the 2012 IFC Performance Standards, and the World Bank Group Environmental, Safety, and Health Guidelines (general and sector-specific guidelines), and supporting good practice E&S reference documents; and
•The relevant AYA corporate policies, sustainability framework and requirements.
20.4Key Environmental and Social Issues
20.4.1Potentially Affected Communities
Available preliminary information on potential project affected persons reflects a site with no permanent settlement identified within the planned mine footprint, within an area that, in general, is sparsely populated. The surrounding landscape is used for grazing, livestock movement and access to water and other natural resources. Villages are located mainly, along the valleys of the wadis where there is access to water resources and related livelihoods such as date and olive farming, and livestock. The closest settlements to the planned mine site are the downstream villages and farms located along the Oued Akrouz; the nearest is the village and farms of Bouydoud, about 1.5km to the northeast. Farming is primarily subsistence and/or supplies local markets. To the southwest and west, the villages and farms situated in the adjacent valley, along the Oued Taghoucht, lie approximately 7.5 km from the planned mine site. Similarly, associated farms are for

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subsistence and/or local markets. With the allocation of land plots and the establishment of the Taghoucht) Reservoir occupation and farming in this area may increase over time. Existing roads and tracks providing access to the planned mine site are used by local residents, farmers and herders. No villages or farms are located along the planned access road.
Nomadic and semi-nomadic herders seasonally use parts of the wider Project area for grazing, livestock passage, temporary camps and access to water points. The location and intensity of this use vary according to rainfall, pasture availability and water availability.
The planned mine footprint is located outside irrigated oasis areas, on land historically characterised by collective tenure and agro-pastoral use. The Project powerline and water-supply pipeline corridors extend across a broader landscape that include agricultural plots, grazing areas, livestock routes, access tracks, water points, wadis and areas subject to seasonal and/or temporary pastoral use. However, the precise tenure status and formal or customary land-use rights within the Project footprint remain to be confirmed. The land acquisition for the Project facilities is expected to be done through a long-term lease of the required area, with initial discussions underway with local authorities. A decision is expected before the end of 2026.
Social baseline surveys conducted during 2026 will be used to inform the social impact assessment undertaken as part of the ESIA.
20.4.2Environmental and Social Management
As part of the ESIA, potential impacts associated with the Project will be identified and assessed in a systematic approach. The impact assessment will inform a comprehensive Environmental and Social Management and Monitoring Plan to be developed for the Project. It will include:
•Mitigation measures for construction, operations and decommissioning
•Framework management plans covering biodiversity, erosion and sediments, waste, air and noise, water, community health and safety, community development and investment, supply chain, cultural heritage, rehabilitation and closure
•Stakeholder engagement plan including grievance management
•Monitoring plans for Project performance and the receiving environment (water, air, noise and biodiversity) including social aspects
Water management planning will continue to include the following elements:
•Characterization of the groundwater systems on site
•Environmental testwork to understand the geochemical composition and acid generating potential of the host rock and mineral residues
•Development of a site-wide climatic water balance to understand the water circuit and confirm water use, storage and discharge volume requirements.
•Establishment of an engineered stormwater runoff system catering for the diversion of clean water runoff around Project sites, separation of clean and potentially dirty water runoff on site, storage of potentially dirty water runoff in appropriately designed and engineered facilities, and collection and re-use of potentially dirty water runoff.
•Flood protection analysis and measures, if needed.
•Prioritizing water reuse and recycling.
•Water treatment for potable water supply, raw water supply, and discharge to the environment (if discharge is required).

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20.4.3Mine Closure
A conceptual mine closure plan governed by Aya’s Environmental Policy will be prepared as part of the ESIA.

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21.0CAPITAL AND OPERATING COSTS
21.1Capital Cost Estimate
21.1.1Summary
The capital cost estimates for the Boumadine Project PEA was compiled by Lycopodium and is presented here in summary format. The capital cost estimate reflects the Project scope as described in this report.
All costs are expressed in United States Dollars (US$) unless otherwise stated.The capital cost estimate was developed in Q3 2025 and escalated to Q3 2026 pricing and deemed to have an overall accuracy of +50%/-30%. The capital cost estimate conforms to AACE International (Association for the Advancement of Cost Engineering) Class 5 estimate standards.
The capital estimate for the Project is summarized in Table 21-1 by the major cost elements.
Table 21-1    Capital Estimate Summary

Capital Expenditures ($M)	Initial	Sustaining	Total
Direct Costs	299	507	806
Open Pit Mining	52	59	112
Underground Mining	-	407	407
Processing Plant	175	-	175
Shipping Infrastructure	11	-	11
Electrical Line	18	-	18
Raw Water Supply	33	-	33
Tailings Storage Facility	9	30	40
TSF Closure Costs	-	11	11
Indirect Costs	65	-	65
Subtotal	364	507	871
Contingency	99	-	99
Total	463	507	970
The following exchange rates have been used in the compilation of the estimate:
Table 21-2    Currency Exchange Rate

Currency	USD
AUD	0.65
USD	1
GBP	1.35
Euro	1.15
Rand	0.06
CAD	0.72
The capital cost estimate is broken down into mining capex, process plant and infrastructure capex, and tailings facility.

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21.1.2Mining Capex
All costs are reported in 2025 USD unless otherwise specified and conversion rates used as per Table 21-2. Escalation of 3% has been applied to estimates from prior years where required. Contingency is excluded from this estimate and will be applied separately.
Capital costs for mining activities include:
•General surface infrastructure – Roads, electrical distribution and other surface facilities.
•Open Pit facilities – Mineralized material and waste stockpiles
•Underground development – Lateral and vertical
•Underground mobile equipment – Acquisition and sustaining costs
•Underground mine infrastructure – Ventilation, electrical facilities, dewatering and facilities
Equipment costs for open-pit mobile equipment are included in the contractor mining cost. No equipment is forecast to be purchased by the owner. Other than the first year of mining, all waste mining costs for the open-pit operations are classified as an operating cost . A portion of these costs could eventually be reclassified as capital stripping at a later phase. First year mining costs have been capitalized.
A summary of the capital costs is shown in Figure 21-1 and Table 21-3.

Capital Costs - Mining
60
50
40
30
20
10
-
M USD
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
Open Pit
Underground

Figure 21-1    Capital Cost Summary – Mining
Table 21-3    Capital Cost Estimate - Mining

Area	$M
UG Capital Development - Lateral	263.9
UG Capital Development - Vertical	36.9
UG Mobile Equipment - Acquisition	35.9
UG Mobile Equipment - Sustaining	22.8

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General Infrastructure	10.4
Open Pit Infrastructure	56.5
Underground Infrastructure	47.0
Capitalized OP Mining Costs (Y1)	44.8
Total	518.2
21.1.2.1General Surface Infrastructure
Surface facilities include roads, electrical distribution, and a truck shop. Costs are summarized in Table 2.
The plan includes 10 km of site roads and 2 km of service roads, with respective unit costs of $252,000/km and $84,000/km. Site roads are 20 m wide, while the service road linking the ventilation raise to the plant is 10 m wide. Electrical distribution will cover the total road length of 12 km at a unit cost of $95,000/km.
The truck shop has an estimated cost of $4.9 M. This includes three service bays as well as auxiliary bays, office space and a warehouse.
Table 21-4    General Facilities Cost

Area	$M
Site Road	2.5
Service Road	0.1
Electrical Distribution	2.9
Surface Facilities	4.9
Total	10.4
21.1.2.2Open Pit Facilities
Open pit mining will be performed by a contractor, who will provide and maintain all equipment and materials required.
Construction of mineralized material and waste stockpile facilities is included in the OP estimate. Stockpiles assume that geomembrane is required throughout; this requirement may be reduced at a later date as a result of further environmental testing. No clearing is required due to lack of vegetation.
Unit costs include surface preparation, foundations, and construction costs. Construction of waste stockpiles will be distributed over the mine life according to the production plan. Costs are summarized in Table 21-5.
Table 21-5    Open Pit Facilities Cost

Area	m2	$/m2	$M
Mineralised Material Stockpiles	370,000	13.00	4.8
Waste Stockpiles	4,920,509	10.51	51.7
Total			56.5
21.1.2.3Underground Development
All underground development is forecast to be completed by a contractor. An average unit cost of $2,500 was provided by Aya for this estimate, based on current contracts. This applies to ramp and lateral development and includes all labour, materials and equipment.
A vertical cost of $1,800/m was estimated for vertical development. This assumes a mix of 3-meter diameter raisebores and drop raises. Raisebores will be used in egress raises and raises from surface. Drop raises will be used in all other raises. An allowance of $1,900/m was added for SafeScape in required egress raises.

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Table 21-6 summarises the underground development costs.
Table 21-6    Underground Development Cost

Area	$M
Ramp	145.7
Lateral Development	118.2
Vertical Development	37.4
Total	301.3
21.1.2.4Underground Mobile Equipment
Underground mobile equipment is included for all production activities. Mine development is expected to be completed by the contractor who will provide all required equipment.
Recent quotes were provided by Aya for most of the mobile equipment costs. Quotes for similar recent projects were used to estimate costs for the remaining equipment.
Pickup trucks are assumed to be replaced after the useful life of 5 years. An overhaul of 50% of the initial acquisition cost was included for all other equipment at mid-life. Equipment exceeding useful life was replaced at initial cost.
Table 21-7 summarizes the parameters used to develop the mobile equipment estimate.
Table 21-7    Mobile Equipment

Activity	Quantity	Unit price	Life Years	Sustaining
Jumbo Drill	6	$931,000	12	$465,500
Production Drill	4	$931,000	12	$465,500
Mobile Compressors for Drill	4	$113,000	12	$56,500
Emulsion Charger	3	$373,000	8	$186,500
30-tonne Mine Truck	10	$720,000	9	$360,000
10-tonne LHD 10 t	12	$634,000	9	$317,000
Bolter	7	$817,000	12	$408,500
Transmixer	2	$343,000	9	$171,500
Scissor Lift	3	$188,000	8	$94,000
Boom Truck	5	$363,000	7	$181,500
Grader	1	$96,000	15	$48,000
Fuel Lube Truck	1	$287,000	8	$143,500
Water Truck	1	$287,000	8	$143,500
Pickup Truck	15	$44,000	5	REPLACE
Mine rescue Truck	1	$93,000	16	$46,500
Total - Mine Life		$35,896,000		$22,762,000
21.1.2.5Underground Mine Facilities
Underground facilities costs include egress, ventilation, electrical, dewatering, and rock passes. The estimate is summarised in Table 21-8.
Table 21-8    Underground Facilities Cost

Area	$M
Ventilation – Main Fans	31.4
Ventilation – Auxiliary Fans	1.2

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Ventilation – Mercaptan	0.1
Electrical Stations	14.3
Total	49.0

Main fans costs have been assumed based on existing quotes for similar projects in Europe and Canada, the cost includes the Electrical substation, the fan with dampers and accessories, mechanical and electrical installation, 15% of material cost to account for freight and civil works. In total there are nine different fan system, one for each zone, the total cost for each fan is shown in the Table 21-9 below.
Table 21-9    Main fans cost

Ventilation Zone	$M
North 1.1 & 1.2	1.9
North 2	3.3
North 3.1	1.3
North 3.2	1.3
Center	4
South 5	1.9
South 4.1	1.3
South 4.2	1.3
South 3	2.6
South 2.1	3.3
South 2.2	3.3
South 1.1	3
South 1.2	3
Total	31.4
Auxiliary fans cost has been estimated based assuming a total of 27 fans are required initially at the start of the project, 22 for the production levels (two (2) per level) and five (5) for the ramp development. It then includes an allowance of 20% for spares per year.
Underground bulkheads with drop board regulators and double personnel doors for egress have not been included in the cost and need to be included in the next phase of the project.
A mercaptan system is included for all surface raises at a unit cost of $26,000, based on a quote for a similar project.
The estimated surface infrastructure costs are $2.9M, including the surface substation, LTE backbone and diesel generator sets. Underground infrastructure is estimated at $14.3M, including underground substations and distribution of power and communications.
21.1.3Process Plant and Infrastructure Capex
The Table 21-10 below shows the Capital cost breakdown of the Process Plant and Infrastructure.
Table 21-10    Process Plant and Infrastructure Capital Cost Breakdown

Process Plant Main Areas	Supply Cost	Installation Hours	Labour Installation Cost	Freight Cost	Subtotal Cost	Project Contingency	Project Total
000 Construction Distributables	3,886,500	5,000	198,620	-	4,085,120	1,021,280	5,106,400

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100 Treatment Plant Cost	89,252,329	1,243,741	31,605,949	12,470,446	133,328,724	36,760,703	170,089,427
200 Reagents & Plant Services	11,506,610	138,552	3,680,704	1,595,996	16,783,311	4,791,217	21,574,527
300 Infrastructure	10,063,976	81,544	1,132,876	1,249,289	12,446,141	4,584,031	17,030,173
500 Management Costs	19,965,140	49,913	-	-	19,965,140	4,991,285	24,956,425
600 Owners Project Costs	41,327,536	397,295	-	603,028	41,930,564	10,482,641	52,413,205
Infrastructure
Shipping Infrastructure	-	-	-	-	10,870,368	5,435,184	16,305,552
Electrical Line	-	-	-	-	17,204,211	4,301,053	21,505,264
Raw Water Supply	-	-	-	-	30,426,944	7,606,736	38,570,522
Grand Total	176,002,091	1,916,045	36,618,149	15,918,760	290,416,546	80,954,015	385,929,069
21.1.3.1Estimating Methodology
Engineering lists, general arrangement drawings and a layout 2D model have been produced with sufficient detail to permit the assessment of the engineering quantities for concrete, steelwork, mechanical and electrical for the process plant and associated infrastructure. Quantities have also been benchmarked against similar flowsheet and throughput executed Lycopodium projects.
The unit rates and labour rates are based on historical in-house information or budgetary quoted and reflect current project market conditions. Budget pricing for major mechanical equipment was obtained from suitable, reputable suppliers and contractors.
21.1.3.2Quantity Development
The Project works were quantified to represent the defined scope of work and to enable the application of rates to determine costs.
Quantity information was derived from a combination of sources and categorized to reflect the maturity of design information as follows:
•Material Take Offs: detailed quantities derived from drawings and Naviswork model of Boumadine.
•Estimated: includes quantities derived from sketches or redline mark-ups of previous project drawings/data by estimating or similar projects.
•Factored: quantities derived from percentages applied as a factor based on experience or similar projects.
•Allowance: lump sum added to the cost estimate to account for costs that are certain to occur, but they cannot be identified with any accuracy.
The derivation of quantities is provided in Table 21-4 below, weighted by value of the direct permanent works (i.e. excluding temporary works, construction services, commissioning assistance, engineering costs, escalation and contingency).

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Table 21-11    Derivation of Quantities

Classification	MTO Prepared	Factored
Earthwork		1
Concrete		1
Structural Steel		1
Platework		1
Mechanical Equipment	1	0
Process Piping		1
Overland Piping		1
Electrical Bulks		1
Electrical Equipment		1
Instrumentation and Control		1
Buildings		1
The table below identifies the sourcing of costs included in the estimate.
Table 21-12    Supply Cost Source

Classification	Total Supply Cost	Estimated / Historical Pricing	Budgetary Quote
F Mechanical	62,871,233	0.48	0.52
21.1.3.3Installation Basis
This component represents the cost to install the plant equipment and bulk materials on site or to perform site activities. Installation costs are further divided between direct labour, equipment and construction indirect costs.
The labour component reflects the cost of the direct workforce required to construct the Project scope. The labour cost is the product of the estimated work hours spent on site multiplied by the cost of labour, inclusive of overtime premiums, statutory overheads, and payroll burden.
The equipment component reflects the cost of the construction equipment and running costs required to construct the Project. The equipment cost also includes cranes, vehicles, small tools, consumables, and Personal Protective Equipment (PPE).
The installation of the mechanical equipment has been built up using historical data of similar projects. The other disciplines installation costs were estimated as a percentage of mechanical costs and validated against historical data from similar projects.
21.1.3.4Field Indirects
Construction indirect costs encompass the remaining cost of installation and include items such as offsite management, onsite staff and supervision above trade level, crane drivers, equipment and labour mobilization and demobilization.
Construction indirect costs for all direct labour is included for all works in the capital estimate. This is inclusive of PPE, travel and clothing. Earthworks rates are inclusive of fuel, maintenance and running costs of machinery. Construction equipment and project cranes are included in the capital cost estimate.
Field In-directs costs have been calculated based on a percentage of direct installation cost. The percentage applied is derived from similar projects.

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21.1.3.5Engineering Services
The estimate for engineering design and construction management services was factored based on previous Lycopodium experience for similar sized projects and based on an allowance typical for projects of similar size and nature.
21.1.3.6Vendor Representatives
Some equipment will require vendor representation during construction and or commissioning. A provision has been included in the estimate to cover the vendor representatives’ services, including mob/demob and site expenses. It is based on an allowance typical for projects of similar size and nature.
21.1.3.7Freight
The freight estimate was derived from the following:
•By calculation as a percentage of supply costs for items where freight tonnes and bulk volumes are yet to be determined.
•By benchmarking against similar projects.
21.1.3.8Owners Costs
A summary of the Owners costs is given below based on estimates. A total cost, including contingency is shown to be $55.03M. This includes some general costs, Plant and Admin Pre-Production, Spare Parts and Plant Mobile Equipment. Owner's costs were developed by Aya, and include costs for engineering studies, project-specific home office costs, field staffing, pre-production in-country expenses, and a construction camp.
Table 21-13    Owners Project Cost Total

Plant Area	Supply Cost	Installation Hours	Labour Installation Cost	Freight Cost	Subtotal Cost	Project Contingency	Project Total
610 Owners Costs - General	22,650,775	113,254	-	-	22,650,775	5,662,694	28,313,469
620 Plant & Admin Pre-Production	11,751,715	303,906	-	-	11,751,715	2,937,929	14,689,644
640 Spare Parts	6,037,500	-	-	-	6,037,500	1,509,375	7,546,875
670 Plant Mobile Equipment	2,953,922	-	-	633,180	3,587,102	896,775	4,483,877
Total	43,393,912	417,160	-	633,180	44,027,092	11,006,773	55,033,865
21.1.4Tailings Storage Facility Capex
The high-level cost estimate was determined for the Capital Expenditure (CAPEX), Engineering Fees, Operating Expenditure (OPEX) and Closure CAPEX costs, as described below and detailed in Appendix A. The total LoM cost estimate changed from $48.2 to 56.6M (458M to 538M MAD (Moroccan Dirhams)), and comprises the following:
•The total LoM CAPEX with contingency is $37.4M (355 MAD),
•The total OPEX associated with the TSF has been estimated at $6.8M US (64,7M MAD) over the 14.5-year LoM, based on typical full containment operational costs sourced from tailings dam management companies.

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•Engineering consultant and construction supervision fees for the TSF over the LoM amounts to $1.5M (14,0M MAD), and
•The rehabilitation and closure of the TSF and post-closure monitoring costs amounts to $11M US (104,1M MAD).
Table 21-14    LoM Capital Costs (Million MAD)

LoM Costs	TSF ($M)
TSF Capex	32.9
Contingency	4.5
Total CAPEX	37.4
Opex	6.8
Engineering Consultant Fees: Monitoring and EOR	1.5
Closure CAPEX	11.0
Total	56.6
21.1.5TSF Closing Costs
The rehabilitation and closure and post-closure monitoring costs were estimated to be $11.0 M (104,1M MAD) for the study, and includes the following:
•The closure design work amounts to $0.13M (1.2M MAD).
•Closure CAPEX is $10.6M (100.5M MAD) phased over three years. The assumptions of the CAPEX estimates are based on the following items and associated works.
•Spillway channel, and
•TSF basin capping layer.
•The construction supervision of closure works amounts to $0.25M (2,4M MAD).
21.1.6Sustaining and Closing Costs
The sustaining and closing costs are detailed in each respective section.
The overall capital costs for the project, including sustaining and closing costs, are shown in Table 21-15.
Table 21-15    Capital Expenditures including Sustaining and Closing Costs

Capital Expenditures ($M)	Initial	Sustaining	Total
Direct Costs	299	507	806
Open Pit Mining	52	59	112
Underground Mining	0	407	407
Processing Plant	175	0	175
Shipping Infrastructure	11	0	11
Electrical Line	18	0	18
Raw Water Supply	33	0	33
Tailings Storage Facility	9	30	40
TSF Closure Costs	0	11	11
Indirects Costs	65	0	65
Subtotal	364	507	871
Contingency	99	0	99
Total	463	507	970

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21.1.7Contingency
An amount of contingency has been provided in the estimate to cover anticipated variances between the specific items allowed in the estimate and the final total installed project cost. The contingency does not cover scope changes, etc., or the listed qualifications and exclusions.
Contingency has been applied to the estimate as a percentage allowance and is varied for different cost elements but typically around 25% for all areas except electrical costs where the contingency applied was 50%. The average project contingency is 27%. It should be noted that contingency is not a function of the specified estimate accuracy which should be measured against the project total that includes contingency.
21.1.8Qualifications and Assumptions
The capital estimate is qualified by the following assumptions:
The base date for the bulk of pricing for the estimate is Q3 2026
Prices of materials and equipment with an imported content have been converted to US$ at the rates of exchange stated previously in this document. All pricing has been entered into the estimate utilizing native currencies wherever possible.
Suitable construction/fill materials will be available from borrow pits within 2 km of the work fronts. It must be reviewed following the results of the geotechnical investigation.
There is no allowance for unforeseen blasting in the bulk earthworks cost estimates.
It has been assumed mobile equipment purchased and used by the owner’s construction team will be handed over to the owner’s operations team upon completion of construction. No allowance for additional mobile equipment has been made for operations.
21.1.9Exclusions
The following items are specifically excluded from the capital cost estimate:
•Permits and licenses
•Project sunk costs
•Federal and state taxes and duties
•Exchange rate variations
•Sustaining Capital Costs
•Fuel Distribution
21.1.10Process Plant Pre-Production and Working Capital Costs
The costs incurred by operations during the latter stages of construction and commissioning are included in the capital cost estimate but are derived in this estimate. Pre-production costs associated with mining are excluded.

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21.1.10.1Pre-Production Labour
The pre-production site administration expenses cost covers the establishment of operations during the eight months preceding start-up and includes provision for power consumption, mobile equipment, and other expenses during this period.
21.1.10.2First Fill Reagents and Opening Stocks
Costs have been allowed in the project financial model cash flow estimates to purchase the mill balls, regrind ceramic media and reagents needed to commission the plant. Other consumables and reagents required for the process plant first fill and opening stocks are expected to be paid for in the commissioning and ramp up period, from the operating cost budget.
Sufficient first fill reagents and consumables have been estimated for the initial ball mill steel ball load to fill the reagent tanks, fill the regrind mills with ceramic media, and for other plant consumable requirements. Opening stocks refer to the purchase of the reagents and consumables required to sustain the operations for 6 weeks, which is the minimum on-site start-up storage quantity nominated by Aya Gold and Silver.
Quantities allowed have been based on either consumption over the minimum period or minimum shipping quantities, considering package size.
21.1.10.3Vendor Representatives
This cost allows for specialist vendor representatives to oversee commissioning of their processing equipment and include allowances for labour, airfares, and expenses.
21.2Operating Cost Estimate
21.2.1Mining Opex
Operating costs for mining activities include:
•Open-pit variable costs –mineralized material and waste mining, grade control and haulage
•Open-pit fixed costs – owners’s labour
•Underground variable costs – definition drilling, developing, stoping, haulage and backfill
•Underground fixed costs – labour, maintenance, electricity, mine services
A summary of the operating costs is shown in Figure 2 and Table 7. Year 1 open pit mining costs have been capitalized.

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200
180
160
140
120
100
80
60
40
20
-
M USD
80
70
60
50
40
30
20
10
-
Unit Cost (USD/T)
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
Open Pit
Underground
Average Unit Cost

Figure 21-2    Operating Cost Summary – Mining
Table 21-15    Operating Cost Estimate - Mining

Area	$M
Open-Pit Variable Costs	1,066.9
Open-Pit Fixed Costs	14.6
Underground Variable Costs	414.9
Underground Fixed Costs	306.1
Total	1,802.6
Unit Cost	$44/t
21.2.1.1Open-Pit Costs
Open pit mining will be performed by a contractor. Unit costs were provided by Aya based on current contracts. The following costs were used.
Table 21-16    Open-Pit Unit Costs

Area	$/t
Mineralised Material Mining	1.50
Waste Mining	2.00
Grade Control	1.10
Surface Haulage	2.00
Owner’s labour was estimated on an annual basis based on the Aya salary tables. Senior managers are budgeted as expatriate labour while technical services are a blend of local and expatriate labour.

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Table 21-17    Open-Pit Owner’s Team

Area	QUANTITY
Captains	1
Mine Admin	1
Technical Services	20
Annual Labour Cost	$1.3 M
21.2.1.2Underground Variable Costs
Variable costs were calculated for all stoping activities, based on production cycles and provided consumables cost. Costs for definition drilling and development were provided as per current contracts. Cemented rockfill costs were benchmarked from a similar project.
Unit costs include all consumables (including a 10% loss allowance). Equipment operation and maintenance costs are included as a fixed cost. Drilling costs include electricity. As no provision is made for a compressed air network, mobile compressors are included for all production drills. Costs are shown in Table 21-18.
Table 21-18    Underground Variable Costs

Activity	$/t	$M
Definition Drilling	3	56.7
Operating Development	$2,000/m	217.2
Drilling	3.2	48.1
Blasting	2.69	40.4
Backfill – CRF	6.39	1.9
Surface Haulage	2	50.5
Total	21.96	414.9
21.2.1.3Underground Fixed Costs
Fixed costs include operating labour, equipment maintenance of the owner’s fleet, electricity and mine services.
LOM costs are summarized in Table 21-19.
Table 21-19    Underground Fixed Costs

Area	$M
Mining Labour	49.9
Maintenance - Parts and Diesel	87.6
Maintenance Labour	13.8
Staff and Technical Services	65.4
Electricity	82.4
Infrastructure Maintenance and Mine Services	6.9
Total	306.1

All labour is budgeted on an annual basis according to provided salary tables. All labour is local except for certain managers that are expatriate. 1 supervisor is allocated for every 8 employees. The labour estimate is shown in Figure 21-3.

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Headcount
Labour Costs ($M)
350
300
250
200
150
100
50
-
14
12
10
8
6
4
2
-
2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043
Operating Equipment
Underground Maintenance
Staff
Labour Costs

Figure 21-3    Underground Labour Profile
Maintenance costs were developed based on annual operating hours. Annual maintenance costs are based on a 20-30% factor of initial acquisition cost and then converted to hourly rates. Diesel is also factored based on operating hours. Mobile maintenance labour is estimated using a factor of 4 units per mechanic and 12 units per electrician. Twelve (12) mechanics and 12 electricians are included to maintain the mine infrastructure. Diesel is budgeted at $1.30/L. Mobile maintenance costs are summarized in Table 21-20. Development equipment costs are included in lateral development rates.
Table 21-20    Mobile Maintenance Costs

Activity	Annual Hours	Annual Mtc Factor	Parts $/hr	Diesel $/hr
Jumbo Drill	3,000	20%	-	-
Production Drill	3,000	20%	$62	$6
Mobile Compressors for Drill	3,000	20%	$8	$13
Emulsion Charger	1,500	20%	$50	$2
30-tonne Mine Truck	5,000	30%	$43	$30
10-tonne LHD 10 t	5,000	30%	$38	$19
Bolter	3,000	20%	-	-
Transmixer	1,500	20%	$46	$7
Scissor Lift	2,500	20%	$15	$3
Boom Truck	2,000	20%	$36	$5
Grader	2,000	20%	$10	$6
Fuel Lube Truck	2,000	20%	$29	$5
Water Truck	1,500	20%	$38	$4
Pickup Truck	2,000	20%	$4	$1
Mine rescue Truck	1,200	20%	$16	$1

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Electricity for production drills is included in the drilling unit cost. Electricity consumption for the mine is based on the following factors:
•4.85 kWh/T for dewatering
•1.37 kW/T for lighting and services
•~44,000 MWh/year for main fans
•~22,000 MWh/year for auxiliary fans
•Electricity is budgeted at $0.09/kWh for a total of $82.4 M.
Other fixed costs included in estimate include an annual allowance of $150,000 for infrastructure maintenance, $100,000 for mine services, and $326,000 for ventilation maintenance (1% of initial capital).
21.2.2Process Operating Cost Estimate
21.2.2.1Introduction
The operating costs have been compiled by Lycopodium based on costs developed by Aya Gold & Silver and Lycopodium for all processing related costs.
Operating costs for Mining and TSF are detailed separately in Section 21.2.1 and Section 21.2.3 Respectively.
The estimate is considered to have an accuracy of +50 / -30%, is presented in US$ and is based on information obtained or adjusted for the third quarter of 2026 (Q3 2026).
21.2.2.2Process Plant Operating Costs
Processing operating costs have been developed by Lycopodium for a life of mine (LOM) blend. It is expected that the plant will operate on a range of mineralized material blends. The LOM processing costs are a weighted average of the various mineralized material type processing costs based on the LOM blend.
Processing operating costs have been developed for a plant with an annual throughput equivalent to 2.92 Mtpa of fresh mineralized material plant feed at a P80 grind size of 58 µm for the SAB circuit, 16 µm for the Pb regrind circuit, and 15 µm for the Zn regrind circuit, based on a 24 hour per day operation, 365 days per year. The plant will operate at the following utilization:
•6,570 h/y (75%) - Primary jaw crusher with a crushed rock stockpile.
•8,000 h/y (91.3%) - SAB grinding circuit and all flotation, regrind, thickening, reagents, and services processing plant sections.
•7,008 h/y (80%) – Concentrate filtration and handling.
The operating costs have been compiled from a variety of sources, including the following:
•Labour pay rates and manning as advised by Aya Gold & Silver.
•Laboratory rates as advised by Aya Gold & Silver.
•Grid power costs as advised by Aya Gold & Silver at a rate of 0.090 US$/kWh.
•Consumable prices from supplier budget quotations obtained in Q3 2025. Aya Gold & Silver advice, and the Lycopodium database and escalated to Q3 2026.
•Crushing and grinding consumable prices from supplier budget quotations, OMC modelled crushing and grinding energy and consumables, based on physical mineralized material characteristics determined from comminution testwork and estimated material properties from OMC database.

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•Reagent consumptions, mass pulls and recoveries based on the results from a metallurgical testwork program.
•First principal estimates based on typical operating data / standard industry practice.
The processing operating cost estimate is summarized in Table 21-21. The relative proportions of each operating cost center for the processing and process plant (processing plus G&A) operating costs are shown in Figure 21-4.
The operating costs include all direct costs to allow production of concentrates. The battery limits for the processing operating costs are as follows:
•Mineralized material delivered to the ROM bin.
•Tailings discharged onto the tailings storage facility (TSF).
•Pb concentrate in bags, with Zinc and Pyrite concentrates on stockpiles.
Qualifications
The operating cost estimate presented in this section excludes the following:
•All sunk costs.
•ROM stockpile rehandling costs.
•General and Administration:
•All head office costs and corporate overheads.
•Withholding taxes and other taxes.
•Any impact from fluctuations in foreign exchange rate.
•Any escalation from the date of the estimate.
•Project finance costs.
•Interest charges.
•Corporate Overheads.
•Political risk insurance.
•GST and/or VAT.
•All costs associated with areas beyond the battery limits of the Study.
•Plant rehabilitation costs.
•Land or crop compensation costs (included in CAPEX).
•Subsidies to local communities.
•License fees.
•Royalties.
•No allowance for contingency.
•Any business interruption costs.
•Concentrate:
•Pyrite concentrate processing or further refining costs.

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•In transit insurance costs.
•Transport or transit costs.
•Process / Tailings:
•Tailings storage costs, including future lifts and rehabilitation.
•Tailings dust suppression costs.
•External Government required monitoring and compliance costs.
•Raw water sourcing costs.
•Environmental:
•Any rehabilitation or closure costs.
•Labour:
•Union fees.
•Contract labour other than maintenance (generally self-performed by Aya Gold and Silver).
•Overtime allowances.
•First fill/opening stocks are captured in the CAPEX
The operating cost estimate includes the following:
•Import duties on consumable unit costs (in the consumables cost).
•Costs for the preparation and assaying of mine grade control samples and routine laboratory tests on the site water samples (in the laboratory cost).

Figure 21-4    Processing Plant Operating Cost Breakdown

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Table 21-21    Process Plant Operating Cost Summary (US$, Q3 2025, +50 / -30%)

Process Stream Costs	LOM Blend
Cost Centre	US$/y	US$/t
Operating Consumables	27,350,727	9.37
Maintenance	5,153,388	1.76
Contract Maintenance	1,135,189	0.39
Power (Plant)	13,177,570	4.51
Concentrate Handling	1,686,485	0.58
Laboratory	407,880	0.14
Process Plant Labour	3,347,874	1.15
Total Process Plant	52,259,122	17.90
General & Administration
Labour (G&A)	3,530,125	1.21
Laboratory (Exploration, Mining, Environmental)	2,707,657	0.93
Miscellaneous Costs	9,252,233	3.17
Total G&A	15,490,014	5.30
Total Overall OPEX	67,749,127	23.20

21.2.2.3Power
The power cost estimate has been based on grid power at a unit cost of US$0.09/kWh. The average continuous power draw and power cost for the LOM blend by plant area is summarized in Table 21-22.
Table 21-22    LOM Blend - Power Cost Summary (US$, Q3 2025, +50 / -30%)

Plant Area	Connected Power kW	LOM Average Continuous Power Draw kW	LOM Power Cost US$/y
120 – Feed Preparation – Crushing and Stockpiling	437	230	181,043
130 – Milling – Grinding and Classification	14,774	10,672	8,413,850
150 – Flotation and Concentrate Handling	5,941	4,168	3,286,037
180 – Tails Thickening and Handling	446	308	243,132
210 – Reagents	350	210	165,695
220 – Water Services	423	307	242,274
240 – Air Services	776	522	411,866
250 – Fuel Storage and Distribution	16	12	9,173
330/350/360/370 – Water Supply, Sewage, TSF, and Plant Infrastructure	605	285	224,499
410 – Mining General[1]	7,414	5,171	N/A
Total	31,182	21,885	13,177,570

Note 1: Mining Power Costs are covered in Section 21.2.1

The power consumption for the crushers and ball mills has been calculated by OMC based on the physical mineralized material properties determined from comminution testing and database estimation. The power consumption for the remainder of the individual plant mechanical equipment items has been calculated from the load list derived from the vendor supplied equipment and estimated based on the installed motor size of individual items of equipment, excluding standby equipment, adjusted by efficiency, load, and utilization

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factors to arrive at the annual average power draw. This is then multiplied by total hours per annum and the electricity price to obtain the power cost.
21.2.2.4Operating Consumables
Costs for processing operating consumables, including reagents, liners, fuels, and process supplies have been estimated and are summarized for the LOM blend by plant area in Table 21-23.
Table 21-23    Consumables Cost Summary (US$, Q3 2025, +50 / -30%)

Plant Area	LOM Blend
	US$/y	US$/t
Crushing	769,499	0.26
Milling	9,904,499	3.39
Pb Regrinding	326,530	0.11
Pb Concentrate Handling	38,656	0.01
Zn Regrinding	281,370	0.10
Zn Concentrate Handling	33,395	0.01
Py Concentrate Handling	535,033	0.18
Reagents	13,457,236	4.61
Fuel (Plant)	2,003,970	0.69
Total	27,350,727	9.37
The consumables cost for mining is included in the mining operating cost.
The consumption of reagents and other consumables has been calculated from laboratory testwork and comminution circuit modelling at estimated material properties, calculated from first principles, or has been assumed based on experience with other operations. No additional allowance for process upset conditions and wastage of reagents has been made.
Reagent costs have been sourced from a combination of budget quotations, Client supplied costs, and in-house data relating to similar projects in the region. Transport and freight to site and import duties and taxes have been added based on vendor information. In absence of vendor information, a cost of 17.5% is added for transport, customs, and duties.
A diesel price, delivered to site, of US$1.34 per litre has been used, as provided by the Client. Diesel will be used in plant mobile equipment and the diesel consumption is based on industry standard vehicle consumption rates and estimated equipment utilization.
Allowances have been made for water treatment reagents.
21.2.2.5Maintenance
The plant maintenance cost allowance has been factored from the capital supply cost using factors from the Lycopodium database and is summarized for the LOM blend.
The allowance covers mechanical spares and wear parts, but excludes crushing and grinding wear components, grinding media, liners, and general consumables which are allowed for in the consumables cost.
The maintenance cost excludes payroll maintenance labour which is included in the labour cost. No additional contract labour has been allowed for.
Allowances for plant mobile equipment and general maintenance expenses have been made.
The mobile equipment allowance is based on unit costs for maintenance of the light vehicles, portable generators, and other mobile equipment for the process plant.

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General maintenance expenses include specialist maintenance software, maintenance manuals, training costs, vendor visits, and control system maintenance and license fees.
21.2.2.6Labour
The labour rates, manning levels and rosters used to determine the labour operating cost estimate have been provided by Aya Gold & Silver.
The plant labour cost includes all labour costs associated with site-based administration, plant operations, laboratory, and maintenance personnel. The plant labour cost excludes all mining personnel (included in the Mining cost category) and all head office (included in the General & Administrative Overheads costs).
The estimate of the labour contingent has been based on a four shift operation (two shifts working 12 hours per day, tow rotation shifts), to provide continuous coverage for the plant operation with allowance for leave and absenteeism coverage. Provision has been made in the manning numbers to accommodate annual and sick leave requirements.
21.2.2.7Laboratory Costs
The laboratory cost has been provided by Aya Gold and Silver for a similar operation in the region. The laboratory cost includes, 21,000 mining production samples, 6,000 exploration samples, 4,451 processing plant samples, 177 met lab samples, and 80 environmental samples per month.
21.2.2.8Services and Utilities
Mobile Equipment
Plant mobile equipment requirements have been agreed with Aya Gold and Silver. Mobile equipment costs provide for the rental fees, fuel, and maintenance of the mobile equipment fleet (excluding the mining fleet and mining light vehicles). The purchase cost of this equipment has been included in the capital cost estimate.
The rental fees, fuel, and maintenance costs for the mobile equipment are included in the maintenance cost center.
Water Supply
As informed by Aya Gold & Silver, no direct water supply costs are incurred and allowance have been made related to the mechanical equipment maintenance and associated power consumption for pumping water, which are captured under the respective headings.
21.2.3Site General and Administration
The general and administration costs is based on Lycopodium's internal database, and from information and costs provided by Aya Gold and Silver. Costs were benchmarked with other similar operations by Lycopodium.
The general and administration expenses include the following ongoing operating expenses:
•Site office expenses including communications and communication maintenance, office equipment and supplies, computer supplies and software licenses.
•Insurance expenses covering industrial special risks, third party liability, motor vehicle and security. Labour associated insurances (medical, death and disability and workers liability insurances) are included in the labour costs.

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•Financial expenses including banking charges, legal fees, auditing costs and accounting consultants. Concentrate refining and royalties are excluded as they are deducted directly from revenue in a separate cost category.
•Government charges including permits and environmental inspection fees.
•Personnel expenses such as first aid and medical costs, safety supplies, travel and accommodation, expatriate travel, international expat recruiting / relocation costs, training, recreational and local facilities costs, professional memberships and subscriptions, and entertainment allowances. The allowances for expatriate travel (international and regional) and international expat recruiting / relocation include all personnel (mining as well as administration and process plant).
•Contract costs for personnel transport (in country charter flights and on site bussing), camp, catering and cleaning, environmental compliance testing, OH&S and other consultants. The camp catering and cleaning contract cost includes all personnel (mining as well as administration and process plant).
•Community relations expenses including general expenses, community projects and scholarships.
•Infrastructure operating costs
•Co-disposal facility operating costs
21.2.4Concentrate Shipping and Handling Costs
Ground concentrate shipping costs were provided by Aya, and were developed in cooperation with local Moroccan logistics company. These costs were developed based on the concentrate production from the mine plan, and developed from first principles.
The shipping costs include road transportation, handling at the port, and associated port fees. The total of these costs were estimated to be 479 MAD/t, or $52.22 /t.
Maritime shipping costs were estimated at $25/t based on costs for similar operations and publicly available data for bulk transportation of concentrates along similar shipping routes.
21.2.5TSF Opex
The OPEX of $6.8M (64.7M MAD) over the life of mine for the TSF comprises:
•$2.4M (22.7M MAD) over the life of mine for maintenance of the piping, TSF and equipment,
•$0.5M (5M MAD) over the life of mine for pumping of recovering water,
•$1.0M (10M MAD) over the life of mine for operational management, pipeline management and equipment maintenance, and
•$2.8M (27.0M MAD) over the life of mine for quarterly inspections, monitoring and quarterly reports by the design engineer.

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22.0ECONOMIC ANALYSIS
22.1Introduction
The preliminary economic assessment is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessment would be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
A preliminary economic analysis has been carried out for the Project using a cash flow model. The model is constructed using annual cash flows by taking into account annual processed tonnages and grades. The associated process recoveries, metal prices, operating costs and refining charges, royalties and capital expenditures (both initial and sustaining) were also taken into account. The financial model was completed on a 100% project basis and includes a 3% gross royalty to the ONHYM (Office National des Hydrocarbures et des Mines). As a general rule, the financial assessment of projects of this nature is carried out on a ‘100% equity’ basis, i.e. the debt and equity sources of capital funds are ignored. No provision is made for the effects of inflation. Results are given before and after taxation. All amounts in this chapter are presented in United States Dollars (US$) and unless otherwise stated, are referred to ‘$’.
The model reflects the base case and technical assumptions shown in the preceding chapters of this report. Discounting has been applied from the first year of mine construction (Year 0 onward).
According to Canadian securities law, the outcomes of the economic assessments mentioned in this section constitute forward-looking information. Results depend on inputs that could differ considerably from those predicted here due to known and unknowable risks, uncertainties, and other factors
22.2Fiscal and Economic Parameters
22.2.1Royalties and Duties
The economic analysis incorporates royalties due to the ONHYM. The Government of Morocco also collects various taxes and duties on the importation of fuels, supplies, equipment, and outside services as specified in the Mining Code.
The ONHYM is entitled to collect a 3% royalty on the total revenues from metal production.
22.2.2Taxes
Aya’s understanding of current Morocco tax regulations are applied to assess the tax liabilities. Taxation calculations are based on a 35% corporate tax rate as prescribed by Moroccan tax regulations. It also includes a mining tax rate of $0.32/t extracted. It is also anticipated that the project is eligible to receive a tax holiday period of 5 years.
Depreciation allowance uses a linear method based on life of mine (14 years) for initial investment as prescribed by Moroccan tax regulations. Investments made during the course of the operations are amortized on the remaining years of life.

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22.2.3Economic Parameters
All costs have been estimated in US Dollars. All capital and operating costs are provided in Q3 2026 money terms. Inflation rates have not been applied in the financial model as the evaluation has been carried out on a real terms constant money basis.
No price escalation has been applied to the model, and cost input parameters were considered fixed for the life-of-mine for the purposes of this financial valuation.
No salvage value has been considered within the economic model for the Project equipment or infrastructure such as buildings, earth works, or remediation works.
The financial valuation has been completed using base-case prices shown in Table 22-1 below for the various metals produced, with a sensitivity analysis provided for Gold and Silver.
Table 22-1    Base Case Prices and Sensitivity Ranges

Metal Prices	Units	Base Case Price	Sensitivity Range
Gold Price	$/oz	$3,500	$1704 - $5250
Silver Price	$/oz	$50	$24 - $75
Zinc Price	$/lb	$1.37	$0.90 - $1.71
Lead Price	$/lb	$0.90	$0.60 - $1.13
22.3Project Timing
Key assumptions with respect to project timing used in developing the financial model are:
•For the purposes of the financial valuation, project capital expenditure is spent over 2 years prior to production (Year 0). In the actual planned ramp up, it is estimated that 40% of the capital cost is likely to be incurred in Year -1 (2 years before production) of the implementation period, and the remaining 60% of the capital cost incurred in Year 0.
•For the financial valuation it has been assumed that the capital expenditure is incurred in full during the period prior to project commissioning and ramp-up.
•Commissioning, ramp-up and initial mining occurs during Year 1 of the schedule.
•Process plant commissioned and first material in the plant in Year 1 of the schedule.
•It is assumed that the project will reach 100% of name plate capacity within six (6) months of commissioning, in line with experience at other similar projects that have been constructed by Lycopodium elsewhere in Africa during the last few years.
22.4Financial Modelling
The financial assessment of the Project was carried out on a 100% equity basis, not accounting for potential sources of funding which may include debt. The technical parameters and key assumptions described elsewhere in this report are reflected in the financial model, with the LOM Project cash flow shown in Table 22-2.

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Table 22-2    Key PEA Assumptions and Economic Parameters

Parameter	Units	Value	Source
General
Tonnes per day processed	tpd	8,000	Aya
Process Plant Capacity Year 1%		75%	Aya / Lycopodium
Process Plant Capacity Subsequent Years	%	100%	Aya / Lycopodium
Shipping Capacity Year 1%		75%	Aya / Lycopodium
Shipping Capacity Subsequent Years	%	100%	Aya / Lycopodium
Process Plant CAPEX year 1 Split	%	40%	Aya
Metal Prices
Gold Price	$/oz	$3,500	Aya/Lycopodium
Silver Price	$/oz	$50	Aya/Lycopodium
Zinc Price	$/lb	$1.37	Aya/Lycopodium
Lead Price	$/lb	$0.90	Aya/Lycopodium
Other Expenses
ONHYM Royalties	%	3.00%	Aya
Aya Technical Assistance	%	2.75%	Aya
Mining Tax (per mineralized tonne)	$/t	0.32	Moroccan Tax Law
Income Taxes	%	35.0%	Moroccan Tax Law
Payables
Lead Concentrate
Pb Payable	%	95	Prel. off-taker terms
Pb Minimum Deductible	%	3	Prel. off-taker terms
Au Payable	%	95	Prel. off-taker terms
Au Minimum Deductible	g/t	1	Prel. off-taker terms
Ag Payable	%	95	Prel. off-taker terms
Ag Minimum Deductible	g/t	50	Prel. off-taker terms
Zinc Concentrate
Zn Payable	%	85	Prel. off-taker terms
Zn Minimum Deductible	%	8	Prel. off-taker terms
Au Deduction	g/t	1	Prel. off-taker terms
Au Payable (After Deduction)%		70	Prel. off-taker terms
Ag Deduction	g/t	93.3	Prel. off-taker terms
Ag Payable (After Deduction)%		70	Prel. off-taker terms
Pyrite Concentrate
Au Payable Level 1
Au Minimum Grade	g/t	2	Prel. off-taker terms
Au Payable	%	77	Prel. off-taker terms
Au Payable Level 2
Au Minimum Grade	g/t	3	Prel. off-taker terms
Au Payable	%	78	Prel. off-taker terms
Au Payable Level 3
Au Minimum Grade	g/t	4	Prel. off-taker terms
Au Payable	%	79	Prel. off-taker terms
Ag Payable
Ag Minimum Grade	g/t	30	Prel. off-taker terms
Au Payable	%	78	Prel. off-taker terms
Deductables

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Parameter	Units	Value	Source
Lead Concentrate
Treatment Charge	$/t	100	Estimated based on historical TC Values
Au Refining Charge	$/oz	20	Prel. off-taker terms
Ag Refining Charge	$/oz	1.5	Prel. off-taker terms
Zinc Concentrate
Treatment Charge	$/t	200	Estimated based on historical TC Values
Au Refining Charge	$/oz	20	Prel. off-taker terms
Ag Refining Charge	$/oz	1.5	Prel. off-taker terms
Penalties
Lead Concentrate
Arsenic Penalty Level 1
As grade threshold	%	0.6	Prel. off-taker terms
As penalty interval	%	0.1	Prel. off-taker terms
As penalty per interval		$2.5	Prel. off-taker terms
Zinc Concentrate
Arsenic Penalty Level 1
As grade threshold	%	0.6	Prel. off-taker terms
As penalty interval	%	0.1	Prel. off-taker terms
As penalty per interval		$2.5	Prel. off-taker terms
Cadmium Penalty Level 1
Cd grade threshold	%	0.3	Prel. off-taker terms
Cd penalty interval	%	0.1	Prel. off-taker terms
Cd penalty per interval		$2.5	Prel. off-taker terms
Pyrite Concentrate
Arsenic Penalty Level 1
As grade threshold	%	1	Prel. off-taker terms
As penalty		$0	Prel. off-taker terms

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Table 22-3    Cash Flow Model

Parameter	Unit	yr -1	yr 0	yr 1	yr 2	yr 3	yr 4	yr 5	yr 6	yr 7	yr 8	yr 9	yr 10	yr 11	yr 12	yr 13	yr 14	yr 15	yr 16	yr 17	yr 18	Total
Mining
Open Pit Mining
Mineralized Material	kt	-	1,333	2,504	1,811	2,258	3,426	1,978	2,383	853	1,208	2,726	1,874	-	-	-	-	-	-	-	-	22,354
Waste	kt	-	18,650	42,487	53,186	52,725	51,573	53,001	52,613	54,114	53,788	48,423	23,897	-	-	-	-	-	-	-	-	504,457
Strip Ratio		-	14.0	17.0	29.4	23.3	15.1	26.8	22.1	63.4	44.5	17.8	12.8	-	-	-	-	-	-	-	-	22.6
Underground Mining
Mineralized Material	kt	-	-	-	-	567	825	1,472	1,518	1,875	1,845	2,000	1,936	2,000	2,000	2,000	857	-	-	-	-	18,895
Waste to Surface	kt	-	-	-	249	335	496	411	515	505	605	714	663	690	690	496	5	-	-	-	-	6,373
Processing
Feed to Processing Plant	kt	-	-	2,190	2,920	2,920	2,920	2,920	2,920	2,920	2,920	2,920	2,920	2,920	2,920	2,920	2,920	1,099	-	-	-	41,249
Pb	%	-	-	0.59	0.81	1.10	0.99	0.80	0.67	0.55	0.44	0.45	0.36	0.41	0.31	0.36	0.36	0.30	-	-	-	0.58
Zn	%	-	-	2.41	2.24	2.34	1.56	1.76	1.65	1.43	1.17	1.05	0.76	1.04	0.72	0.76	0.81	0.68	-	-	-	1.37
Au	g/t	-	-	3.31	1.50	1.30	2.85	1.59	1.72	1.31	1.53	2.24	3.02	1.34	1.40	1.15	1.12	1.14	-	-	-	1.77
Ag	g/t	-	-	93	80	121	119	92	77	40	39	58	45	30	32	43	36	34	-	-	-	63
Lead Concentrate	kt	-	-	36	66	89	80	65	54	44	36	36	29	33	25	29	29	9	-	-	-	660
Pb Grade	%	-	-	29.6	29.6	29.6	29.6	29.6	29.6	29.6	29.6	29.6	29.6	29.6	29.6	29.6	29.6	29.6	-	-	-	29.6
Au Grade	g/t	-	-	48.0	15.8	10.1	24.8	17.0	22.2	20.5	29.7	43.0	72.3	27.7	39.3	27.4	26.5	32.4	-	-	-	26.2
Ag Grade	g/t	-	-	2,877	1,794	1,990	2,198	2,103	2,107	1,321	1,623	2,362	2,297	1,340	1,927	2,178	1,802	2,049	-	-	-	1,999
As Grade	%	-	-	2.2	1.0	0.6	0.9	1.5	2.2	2.2	2.0	2.3	3.1	2.0	2.9	2.0	1.6	1.7	-	-	-	1.7
Zinc Concentrate	kt	-	-	69	85	89	59	67	63	54	45	40	29	40	27	29	31	10	-	-	-	736
Zn Grade	%	-	-	57.4	57.4	57.4	57.4	57.4	57.4	57.4	57.4	57.4	57.4	57.4	57.4	57.4	57.4	57.4	-	-	-	57.4
Au Grade	g/t	-	-	1.1	0.5	0.4	1.4	0.7	0.8	0.7	1.0	1.6	3.0	1.0	1.5	1.2	1.1	1.3	-	-	-	1.0
Ag Grade	g/t	-	-	137	127	182	271	185	165	98	119	194	209	103	159	201	157	176	-	-	-	164
As Grade	%	-	-	0.1	0.1	0.1	0.2	0.2	0.2	0.2	0.2	0.3	0.4	0.2	0.3	0.3	0.2	0.2	-	-	-	0.2
Pyrite Concentrate	kt			970	1,041	1,026	1,111	1,026	1,038	866	847	1,048	1,148	846	1,001	883	894	369	-	-	-	14,113
Au Grade	g/t	-	-	5.3	3.0	2.6	5.3	3.2	3.5	3.1	3.8	4.4	5.5	3.3	2.9	2.7	2.6	2.4	-	-	-	3.7
Ag Grade	g/t	-	-	87	93	142	130	109	90	55	56	67	48	43	39	59	49	42	-	-	-	77
As grade	%	-	-	1.5	1.2	1.0	1.2	1.7	2.1	2.0	1.5	1.5	1.5	1.5	1.3	1.2	1.0	0.8	-	-	-	1.4
S Grade	%	-	-	44.3	44.3	44.3	44.3	44.3	44.3	44.3	44.3	44.3	44.3	44.3	44.3	44.3	44.3	44.3	-	-	-	44.3
Metal Profile
Metal Produced
Pb	kt	-	-	11	19	26	24	19	16	13	11	11	9	10	7	9	9	3	-	-	-	195
Pb - Pb Concentrate	kt	-	-	11	19	26	24	19	16	13	11	11	9	10	7	9	9	3	-	-	-	195
Zn	kt	-	-	39	49	51	34	38	36	31	26	23	17	23	16	17	18	6	-	-	-	422
Zn - Zn Concentrate	kt	-	-	39	49	51	34	38	36	31	26	23	17	23	16	17	18	6	-	-	-	422
Au	koz	-	-	224	135	118	257	143	156	118	138	202	273	120	127	104	101	39	-	-	-	2,254
Au - Pb Concentrate	koz	-	-	55	33	29	64	35	38	29	34	50	67	30	31	26	25	10	-	-	-	557
Au - Zn Concentrate	koz	-	-	2	1	1	3	1	2	1	1	2	3	1	1	1	1	0	-	-	-	23
Au - Py Concentrate	koz	-	-	166	100	87	191	106	116	87	103	150	203	89	94	77	75	29	-	-	-	1674
Ag	koz	-	-	6,341	7,266	10,913	10,795	8,369	6,978	3,594	3,572	5,240	4,099	2,755	2,936	3,908	3,246	1,156	-	-	-	81,167
Ag - Pb Concentrate	koz	-	-	3,315	3,799	5,705	5,644	4,375	3,648	1,879	1,868	2,739	2,143	1,440	1,535	2,043	1,697	604	-	-	-	42,436
Ag - Zn Concentrate	koz	-	-	303	347	521	515	399	333	172	170	250	196	131	140	187	155	55	-	-	-	3,873
Ag - Py Concentrate	koz	-	-	2,723	3,121	4,687	4,636	3,594	2,997	1,544	1,534	2,250	1,760	1,183	1,261	1,679	1,394	496	-	-	-	34,858
Au-eq1	koz	-	-	354	292	333	454	307	295	203	217	303	351	185	186	179	167	62	-	-	-	3,889
Ag-eq1	koz	-	-	24,806	20,460	23,284	31,790	21,483	20,681	14,236	15,224	21,177	24,547	12,952	13,033	12,517	11,722	4,308	-	-	-	272,219
Metal Payable

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Parameter	Unit	yr -1	yr 0	yr 1	yr 2	yr 3	yr 4	yr 5	yr 6	yr 7	yr 8	yr 9	yr 10	yr 11	yr 12	yr 13	yr 14	yr 15	yr 16	yr 17	yr 18	Total
Pb	kt	-	-	10	18	24	21	17	14	12	10	10	8	9	7	8	8	2	-	-	-	176
Pb - Pb Concentrate	kt	-	-	10	18	24	21	17	14	12	10	10	8	9	7	8	8	2	-	-	-	176
Zn	kt	-	-	69	85	89	59	67	63	54	45	40	29	40	27	29	31	10	-	-	-	736
Zn - Zn Concentrate	kt	-	-	69	85	89	59	67	63	54	45	40	29	40	27	29	31	10	-	-	-	736
Au	koz	-	-	184	110	93	212	116	127	96	113	166	225	98	102	84	82	31	-	-	-	1,839
Au - Pb Concentrate	koz	-	-	53	31	26	60	33	37	28	32	47	64	28	30	24	24	9	-	-	-	527
Au - Zn Concentrate	koz	-	-	0	0	0	1	0	0	0	0	1	1	0	0	0	0	0	-	-	-	3
Au - Py Concentrate	koz	-	-	131	78	67	151	83	90	68	80	118	160	70	72	59	58	22	-	-	-	1,309
Ag	koz	-	-	5,341	6,107	9,253	9,214	7,098	5,904	2,995	2,997	4,448	3,485	2,300	2,482	3,321	2,743	979	-	-	-	68,668
Ag - Pb Concentrate	koz	-	-	3,149	3,609	5,420	5,362	4,156	3,466	1,785	1,774	2,602	2,036	1,368	1,458	1,941	1,612	574	-	-	-	40,314
Ag - Zn Concentrate	koz	-	-	67	64	177	236	139	101	6	26	91	76	9	41	70	44	18	-	-	-	1,165
Ag - Py Concentrate	koz	-	-	2,124	2,434	3,655	3,616	2,803	2,337	1,204	1,197	1,755	1,373	923	983	1,309	1,087	387	-	-	-	27,189
Au-eq1	koz	-	-	294	243	277	380	256	246	168	180	252	292	153	153	148	138	51	-	-	-	3,229
Ag-eq1	koz	-	-	20,613	16,986	19,362	26,627	17,899	17,189	11,769	12,571	17,650	20,428	10,682	10,715	10,346	9,660	3,550	-	-	-	226,049
Revenue
Lead Concentrate	$M	-	-	350	312	392	504	344	316	200	213	305	332	178	183	190	173	63	-	-	-	4,055
Pb	$M	-	-	19	35	47	42	34	28	23	19	19	15	18	13	15	16	5	-	-	-	349
Au	$M	-	-	184	110	92	211	117	128	97	114	166	224	99	104	85	83	32	-	-	-	1,845
Ag	$M	-	-	158	181	271	268	208	173	89	89	130	102	68	73	97	81	29	-	-	-	2,016
Penalties	$M	-	-	-1	-1	0	-1	-1	-2	-2	-1	-2	-2	-1	-1	-1	-1	0	-	-	-	-17
Deductions	$M	-	-	-6	-6	-9	-9	-7	-6	-3	-3	-5	-4	-3	-3	-3	-3	-1	-	-	-	-71
TC	$M	-	-	-4	-7	-9	-8	-7	-5	-4	-4	-4	-3	-3	-3	-3	-3	-1	-	-	-	-66
Zinc Concentrate	$M	-	-	91	111	122	88	92	85	69	58	57	45	51	38	40	41	14	-	-	-	1,000
Zn	$M	-	-	101	125	131	87	99	93	80	66	59	43	58	40	42	45	14	-	-	-	1,084
Au	$M	-	-	0	0	0	2	0	0	0	0	2	5	0	1	0	0	0	-	-	-	11
Ag	$M	-	-	3	3	9	12	7	5	0	1	5	4	0	2	4	2	1	-	-	-	58
Penalties	$M	-	-	0	-1	-1	0	0	0	0	0	0	0	0	0	0	0	0	-	-	-	-4
Deductions	$M	-	-	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-	-	-	-2
TC	$M	-	-	-14	-17	-18	-12	-13	-13	-11	-9	-8	-6	-8	-6	-6	-6	-2	-	-	-	-147
Pyrite Concentrate	$M	-	-	566	396	418	709	431	432	299	340	502	629	290	302	273	257	97	-	-	-	5,941
Au	$M	-	-	459	274	235	528	290	315	239	281	414	560	244	253	208	202	77	-	-	-	4,581
Ag	$M	-	-	106	122	183	181	140	117	60	60	88	69	46	49	66	54	19	-	-	-	1,360
Penalties	$M	-	-	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-	-	-	0
Deductions	$M	-	-	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-	-	-	0
TC	$M	-	-	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-	-	-	0
Total Revenues	$M	-	-	1,006	818	932	1,301	866	833	568	611	864	1,006	519	523	504	470	173	-	-	-	10,995
Operating Expenditures
Open Pit Mining Cost	$M	-	-	98	116	117	120	117	118	114	115	108	60	0	0	0	0	0	-	-	-	1,082
UG Mining Cost	$M	-	-	5	8	36	43	55	61	69	72	74	69	76	67	63	25	0	-	-	-	721
Processing Charges	$M	-	-	42	52	52	52	52	52	52	52	52	52	52	52	52	52	20	-	-	-	741
G&A	$M	-	-	16	16	16	16	16	16	16	16	16	16	16	16	16	16	8	-	-	-	225
TSF	$M	-	-	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-	-	-	7
Raw water cost	$M	-	-	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	-	-	-	14
Concentrate Shipping	$M	-	-	98	109	110	114	106	105	88	85	103	110	84	96	86	87	36	-	-	-	1,416
Total Costs	$M	-	-	259	302	332	346	346	353	340	340	354	308	229	232	218	182	64	-	-	-	4,205
ONHYM Royalties (on sales)	$M	-	0	30	25	28	39	26	25	17	18	26	30	16	16	15	14	5	-	-	-	330
Mining Taxes	$M	-	0	1	1	1	1	1	1	1	1	2	1	1	1	1	0	0	-	-	-	13

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Parameter	Unit	yr -1	yr 0	yr 1	yr 2	yr 3	yr 4	yr 5	yr 6	yr 7	yr 8	yr 9	yr 10	yr 11	yr 12	yr 13	yr 14	yr 15	yr 16	yr 17	yr 18	Total
Aya technical assistance	$M	-	0	28	23	26	36	24	23	16	17	24	28	14	14	14	13	5	-	-	-	302
Total of Expenses	$M	-	0	318	350	387	422	397	402	374	376	405	367	259	263	248	209	74	-	-	-	4,850
Taxes (Excluding Interest)
EBITDA	$M	-	-	688	469	545	879	470	431	194	235	459	639	259	260	256	261	100	-	-	-	6,145
Amortization	$M	-	-	47	50	53	57	61	66	71	76	83	92	102	116	127	127	0	-	-	-	-
Use of LCF	$M	-	-	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-	-	-	-
Taxable income	$M	-	-	641	419	493	822	409	365	123	159	376	548	158	145	129	134	100	-	-	-	-
VAT	$M	-	-	47	8	6	2	0	1	-2	0	2	-8	-14	1	-3	-7	-21	-	-	-	-
Taxes payable	$M	-	-	47	8	6	2	0	129	41	56	134	184	41	51	43	40	14	-	-	-	783
Capital Expenditures
Initial Capital Expenditure	$M	162	301	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-				446
Sustaining Capital Expenditure	$M	-	-	30	36	34	45	43	41	43	38	43	41	40	42	23	0	0	4	4	4	340
Total Capital Expenditure	$M	162	301	30	36	34	45	43	41	43	38	43	41	40	42	23	0	0	4	4	4	970
Cashflow Statement
Revenue	$M	0	0	1,006	818	932	1,301	866	833	568	611	864	1,006	519	523	504	470	173	0	0	0	10,995
Production Costs	$M	0	0	259	302	332	346	346	353	340	340	354	308	229	232	218	182	64	0	0	0	4,205
Royalties	$M	0	0	30	25	28	39	26	25	17	18	26	30	16	16	15	14	5	0	0	0	330
Mining Taxes	$M	0	0	1	1	1	1	1	1	1	1	2	1	1	1	1	0	0	0	0	0	13
Aya technical assistance	$M	0	0	28	23	26	36	24	23	16	17	24	28	14	14	14	13	5	0	0	0	302
Taxes PaId	$M	0	0	47	8	6	2	0	129	41	56	134	184	41	51	43	40	14	-11	0	0	783
Capex	$M	162	301	30	36	34	45	43	41	43	38	43	41	40	42	23	0	0	4	4	4	970
Pre-Tax Free Cash Flow	$M	-162	-301	686	456	537	870	450	413	167	214	441	626	233	233	248	274	104	-4	-4	-4	5,477
Pre-Tax Free Cash Flow - 5% Discount	$M	-162	-301	670	424	475	734	361	316	122	149	291	394	140	133	135	142	51	-2	-2	-2	4,066
Post-Tax Free Cash Flow	$M	-162	-301	640	448	532	868	450	284	126	159	307	443	192	182	205	234	91	7	-4	-4	4,694
Post-Tax Free Cash Flow - 5%	$M	-162	-301	624	417	471	732	361	217	92	110	203	278	115	104	111	121	45	4	-2	-2	3,537
1Au-Eq and Ag-Eq are calculated at metal prices of Au = $3500oz, Ag = $50/oz, Pb = $0.90/lb, Zn = $1.37/lb

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Figure 22-1    Boumadine Project - Annual Free Cash Flow Profile
22.5Results
22.5.1Key Economic Results
On a pre-tax basis, the Project has a Net Present Value (NPV) of $4,066 M at a discount rate of 5%, an Internal Rate of Return (IRR) of 97%, and a payback period of 0.7 years. On an post-tax basis, the NPV is $3,537 at a discount rate of 5%, the IRR is 93%, and the payback period is 0.7 years. The payback period corresponds to the time at which the cumulative cash flow becomes positive.
The key economic results of the PEA for the Boumadine Project are presented in the tables below.
Table 22-4    Key Economic Results

Project Economics	Units	Base Case
		Pre-tax	Post-tax
NPV5%	$B	4.1	3.5
IRR	%	0.97	0.93
Payback	Years	0.7	0.7
NPV: Capex1	-	8.8	7.6
Revenue LOM	$B	11.0	-
Avg. Annual Revenue	$M/y	765	-
EBITDA LOM	$B	6.1	-
Avg. Annual EBITDA	$M/y	427	-
Cumulative FCF LOM	$B	5.5	4.7
Avg. Annual FCF	$M/y	381	327
1.NPV:Capex ratio is the ratio of Net Present Value, discounted at 5%, to the initial capital expenditure.

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Table 22-5    Additional Economic Model Outputs

Item	Units	Year 1-5	LOM
General
Total Mine Life	years		14.4
Open Pit Strip Ratio1	-	21.1	22.6
Throughput Capacity	tpd	8,000	8,000
Total Tonnes Processed	Mt	13.9	41.2
Open-pit	Mt	11.9	22.4
Underground	Mt	2.0	18.9
Processed Grade
Au	g/t	2.05	1.77
Ag	g/t	101.6	63.5
Zn	%	2.04	1.37
Pb	%	0.87	0.58
Au-eq	g/t	4.11	3.10
Ag-eq	g/t	287	216
Recoveries
Au rec (%)%		96.1%	96.1%
Ag Rec (%)%		96.4%	96.4%
Zn rec (%)%		74.7%	74.7%
Pb Rec (%)%		82.0%	82.0%
Metal Production
Gold Production	koz	877	2,254
Silver Production	koz	43,683	81,167
Zinc Production	Mlbs	467	931
Lead Production	Mlbs	219	431
Gold-Equivalent Production (Au-eq)	koz	1,740	3,889
Silver-Equivalent Production (Ag-eq)	koz	121,823	272,219
Cost per tonne milled
Mining	$/t milled	51.47	43.70
Processing	$/t milled	18.08	17.96
G&A	$/t milled	5.58	5.45
Tailings, Environmental and Water Management Costs	$/t milled	0.47	0.50
Total On-site Operating Costs	$/t milled	75.60	67.61
Product shipping	$/t milled	38.63	34.33
Royalties	$/t milled	10.65	8.00
Mining Tax	$/t milled	0.34	0.32
Total Cash Cost	$/t milled	125.22	110.26
OP Sustaining Capital	$/t milled	3.08	1.44
UG Sustaining Capital	$/t milled	9.41	9.85
TSF Sustaining Capital	$/t milled	0.95	1.00
Total Costs including Sustaining	$/t milled	138.67	122.55
Operating Cost per Ounce
Total Cash Costs[1]	$/oz AuEq	998	1,169
Total AISC[2]	$/oz AuEq	1,105	1,300

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1.Cash costs include mine-site operating costs such as mining, processing, and direct site G&A, as well as product shipping, royalties and mining taxes.
2.AISC is calculated as the sum of treatment and refining charges, onsite operating costs, sustaining capital costs, and closure costs, divided by the quantity of ounces equivalent produced.
22.5.2Life of Mine Cash Flow Analysis
Figure 22-2 shows the cumulative and annual cash flow for the project at a base case metal prices.
The cash flows starting for years 13 through 15 relate to closure and environmental monitoring.
Figure 22-2    Annual Free Cash Flow
22.5.3Project Parameter Sensitivities
Sensitivity analysis was carried out to determine the effect of changes to input parameters on the base-case financial model. Each sensitivity analysis was performed independent of others.
An overall Projects Economic Sensitivity based on Gold and Silver Price is shown in Table 22-6 below. The objective was to show a range of possible prices for gold and silver to best show the range of economic viability.

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Table 22-6    Project Economics Sensitivity - Gold and Silver Price

Parameter	Units	Break-Even[1]	- 25%	Base Case	Spot Price[2]	Upside
Gold Price	$/oz	1,704	2,625	3,500	4,472	5,250
Silver Price	$/oz	24	38	50	66.85	75
Zinc Price	$/lb	0.90	1.03	1.37	1.77	1.71
Lead Price	$/lb	0.60	0.68	0.90	0.85	1.13
NPV5% Post-Tax	$M	0	1,808	3,537	5,525	6,764
IRR Post-Tax	%	-	57%	93%	128%	147%
LOM Revenue	$M	5,441	8,169	10,995	14,237	16,288
LOM EBITDA	$M	910	3,482	6,145	9,200	11,133
FCF-Unlevered Post-Tax	$M	89	2,467	4,694	7,253	8,860
Payback Period Post-Tax	Years	-	1.3	0.7	0.5	0.4
Capital Efficiency Ratio	-	0.0	3.9	7.6	11.9	14.6
1.Gold and silver prices at which NPV5% - post-tax is equal to $0M.
2.Assumed Spot Prices as of September 3, 2026

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22.5.3.1Gold and Silver Price Sensitivity Based Parameters
A series of sensitivity analyses were performed at different combinations of gold and silver prices. The ranges are shown in Table 22-6.
Table 22-7    Base Case Prices and Sensitivity Ranges

Metal Prices	Units	Base Case Price	Sensitivity Range
Gold Price	$/oz	$3,500	$2,750 - $4,250
Silver Price	$/oz	$50	$28 - $62
Zinc Price	$/lb	$1.37	-
Lead Price	$/lb	$0.90	-
The results are shown in Tables 22-7 to 22-10.
Table 22-8    Gold and Silver Price Based IRR - Pre-Tax

		Au Price
Ag Price		2,750	3,000	3,250	3,500	3,750	4,000	4,250
	38	70%	76%	81%	87%	92%	97%	102%
	42	74%	80%	85%	90%	95%	100%	105%
	44	76%	81%	87%	92%	97%	102%	107%
	50	82%	87%	92%	97%	102%	107%	111%
	54	85%	90%	95%	100%	105%	110%	115%
	58	89%	94%	99%	103%	108%	113%	118%
	62	92%	97%	102%	107%	111%	116%	120%
Table 22-9    Gold and Silver Price Based IRR - Post-Tax

		Au Price
Ag Price		2,750	3,000	3,250	3,500	3,750	4,000	4,250
	38	66%	72%	77%	83%	88%	93%	98%
	42	70%	76%	81%	86%	91%	96%	101%
	44	72%	77%	83%	88%	93%	98%	103%
	50	78%	83%	88%	93%	98%	103%	108%
	54	81%	86%	91%	96%	101%	106%	111%
	58	85%	90%	95%	100%	104%	109%	114%
	62	88%	93%	98%	103%	107%	112%	117%
Table 22-10    Gold and Silver Price Based NPV5% Pre-Tax in $M

		Au Price
Ag Price		2,750	3,000	3,250	3,500	3,750	4,000	4,250
	38	2,466	2,794	3,122	3,450	3,778	4,106	4,434
	42	2,671	2,999	3,327	3,655	3,983	4,311	4,640
	44	2,774	3,102	3,430	3,758	4,086	4,414	4,742
	50	3,082	3,410	3,738	4,066	4,394	4,722	5,050
	54	3,288	3,616	3,944	4,272	4,600	4,928	5,256
	58	3,493	3,821	4,149	4,477	4,805	5,133	5,461
	62	3,698	4,027	4,355	4,683	5,011	5,339	5,667

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Table 22-11    Gold and Silver Price Based NPV5% Post-Tax in $M

		Au Price
Ag Price		2,750	3,000	3,250	3,500	3,750	4,000	4,250
	38	2,194	2,463	2,732	3,001	3,270	3,539	3,808
	42	2,373	2,642	2,911	3,179	3,448	3,717	3,986
	44	2,462	2,731	3,000	3,269	3,538	3,807	4,076
	50	2,730	2,999	3,268	3,537	3,805	4,074	4,343
	54	2,908	3,177	3,446	3,715	3,984	4,253	4,522
	58	3,087	3,356	3,625	3,894	4,163	4,431	4,700
	62	3,265	3,534	3,803	4,072	4,341	4,610	4,879
22.5.3.2CAPEX and OPEX Sensitivity Based Parameters
Sensitivity analyses were also evaluated based on capital expenditures and operating expenses.
The results are shown in Tables 22-11 to 22-14.
Table 22-12    CAPEX and OPEX Based IRR - Pre-Tax

		CAPEX
		-30%	-20%	-10%	0%	10%	20%	30%
OPEX	-30%	145%	130%	118%	108%	100%	92%	86%
	-20%	141%	126%	114%	105%	96%	89%	83%
	-10%	136%	122%	110%	101%	93%	86%	80%
	0%	131%	118%	106%	97%	89%	82%	76%
	10%	127%	113%	102%	93%	85%	79%	73%
	20%	122%	108%	98%	89%	81%	75%	69%
	30%	117%	104%	93%	85%	77%	71%	65%
Table 22-13    CAPEX and OPEX Based IRR - Post-Tax

		CAPEX
		-30%	-20%	-10%	0%	10%	20%	30%
OPEX	-30%	142%	127%	115%	105%	97%	90%	84%
	-20%	137%	122%	111%	101%	93%	86%	80%
	-10%	131%	118%	107%	97%	89%	82%	76%
	0%	126%	113%	102%	93%	85%	79%	73%
	10%	121%	108%	97%	89%	81%	75%	69%
	20%	115%	103%	93%	84%	77%	71%	65%
	30%	110%	98%	88%	80%	73%	67%	61%

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Table 22-14    CAPEX and OPEX Based NPV5% Pre-Tax in $M

		CAPEX
OPEX		-30%	-20%	-10%	0%	10%	20%	30%
	-30%	5,244	5,161	5,077	4,994	4,910	4,827	4,743
	-20%	4,935	4,851	4,768	4,685	4,601	4,518	4,434
	-10%	4,626	4,542	4,459	4,375	4,292	4,209	4,125
	0%	4,317	4,233	4,150	4,066	3,983	3,899	3,816
	10%	4,008	3,924	3,841	3,757	3,674	3,590	3,507
	20%	3,698	3,615	3,531	3,448	3,365	3,281	3,198
	30%	3,389	3,306	3,222	3,139	3,055	2,972	2,889
Table 22-15    CAPEX and OPEX Based NPV5% Post-Tax in $M

		CAPEX
		-30%	-20%	-10%	0%	10%	20%	30%
OPEX	-30%	4,544	4,461	4,377	4,294	4,210	4,127	4,044
	-20%	4,292	4,208	4,125	4,041	3,958	3,875	3,791
	-10%	4,039	3,956	3,872	3,789	3,706	3,622	3,539
	0%	3,787	3,703	3,620	3,537	3,453	3,370	3,286
	10%	3,534	3,451	3,367	3,284	3,201	3,117	3,034
	20%	3,282	3,198	3,115	3,032	2,948	2,865	2,781
	30%	3,029	2,946	2,863	2,779	2,696	2,612	2,529
22.6Conclusion
An economic analysis of the mine schedule at the metal base prices shown earlier in Table 22-6 shows the project is financially viable. The project is highly sensitive to the metal price and recovery. However, the project remains economically viable in all sensitivity cases shown in this section.
On a pre-tax basis, the Project has a Net Present Value (NPV) of $4,066M at a discount rate of 5%, an Internal Rate of Return (IRR) of 97%, and a payback period of 0.7 years.
On a post-tax basis, the NPV is $3,537M at a discount rate of 5%, the IRR is 93%, and the payback period is 0.7 years.

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23.0ADJACENT PROPERTIES
The following information has been summarised from publicly available information as well as from Aya 2025 PEA.
Several vein occurrences containing Ba, Pb, Cu and Zn, which vary in size and thickness, are recognized regionally. Some of these veins are subject to artisanal exploitation by individuals or small Moroccan companies, as shown in Figure 23‑1. Regionally, the Boumadine Project is located near several mineral deposits and exploration properties that have been historically exploited, are currently in production, under development or subject to ongoing exploration.
The Zgounder Ag Mine, owned and operated by Aya, within the Moroccan Anti-Atlas region, comprises structurally controlled Ag mineralization, with Ag occurring principally as native Ag and Ag-bearing minerals within a structurally complex hydrothermal system. The current NI 43-101 Mineral Resource Estimate, effective 30 June 2025, reports approximately 18.94 Mt of Measured and Indicated Mineral Resources containing approximately 100.3 Moz Ag, together with 0.41 Mt of Inferred Mineral Resources containing approximately 4.5 Moz Ag for both open pit and underground Mineral Resources.
The Imiter Ag Mine, located on the northern side of the Saghro Massif approximately 80 km west of the Boumadine Property, is operated by Société Métallurgique d'Imiter (SMI), a subsidiary of the Managem Group. Imiter comprises structurally controlled, epithermal-style Ag mineralization hosted principally by vein structures.
Publicly available information reported by Managem in its 2024 Annual Financial Report indicates Measured and Indicated Mineral Resources of approximately 11.45 Mt at 407 g/t Ag, together with approximately 14.52 Mt at 98 g/t Ag of Inferred Mineral Resources. The deposit is mined by underground mining methods, however Managem is also developing the Imiter Centre open-pit project.
The Imiter Bis property, located approximately 5 km south of the Imiter Mine, is a separate exploration property comprising two mining licenses covering approximately 27.6 km² and is 100% owned by Aya. Exploration has identified an approximately 4 km-long, structurally controlled polymetallic vein system, typically between 1.5 and 2.0 m thick, but locally reaching up to 10 m, with mineralization comprising Au, Ag, Pb, Zn and Cu. Drilling undertaken during 2021 and 2022 confirmed Au and Ag mineralization across several zones; however, no Mineral Resource Estimate has currently been reported for the property.
The Azegour deposit, located in the Western High Atlas approximately 60 km south of Marrakech, is a historical Cu-Mo-W skarn deposit associated with the intrusion of the Permian Azegour granite into Lower Cambrian carbonate and volcano-sedimentary rocks. Mineralization is hosted principally within metasomatically altered carbonate rocks and comprises molybdenite, chalcopyrite and scheelite, with sulphide mineralization developed predominantly during the retrograde stages of skarn formation. Historical mining produced approximately 900,000 t of ore grading 1.4–2.8% Cu, 0.2–0.7% MoS₂ and approximately 0.35% WO₃. Mining ceased in 1971, although subsequent exploration was undertaken by BRPM. No current Mineral Resource Estimate prepared in accordance with CIM Definition Standards or NI 43-101 has been identified.
The deposits and exploration properties described above demonstrate the variety of precious- and base-metal mineralization present within the broader region, ranging from structurally controlled Ag and polymetallic vein systems at Imiter and Imiter Bis, sediment-hosted stratiform Cu-Ag mineralization at Tirzzit, to intrusion-related skarn mineralization at Azegour.
The Qualified Person has not independently verified the information relating to the adjacent and regional properties described above, and mineralization or Mineral Resources reported for these properties.

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Figure 23-1    Location of the Imiter Mine
Source: Aya 2025 PEA

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24.0OTHER RELEVANT DATA AND INFORMATION
24.1Project Execution Schedule
The Project Execution Schedule was developed to provide a high level overview of all activities required to complete the project. The project execution plan is summarized and presented in Figure 24-1.

Boumadine Execution Schedule-Level1

Page 1 of 1

Date: 15-Oct-26
Data Date: 01-Jul-26

Activity ID	Activity Name	Original Duration	Start	Finish
Boumadine Execution Schedule-Level1		1238	01-Jul-26	28-Mar-31
Milestones		1238	01-Jul-26	28-Mar-31
BWGP-1040	Commercial Production finish	0		28-Mar-31
MLS-010	Feasibility Pre-Works Commence	0	01-Jul-26	
MLS-015	Feasibility Pre-Works Completion	0		24-Dec-26
MLS-020	Feasibility Study Commence	0	30-Dec-26	
MLS-025	Feasibility Study Completion	0		05-Oct-27
MLS-030	FEED Commence	0	02-Apr-27	
MLS-040	FEED Completion	0		03-Jan-28
MLS-050	EPCM Contract Award	0	04-Jan-28	
MLS-060	Commence Plant Bulk Earthworks	0	03-Apr-28	
MLS-070	Commence Plant Civil / Concrete Works	0	18-Apr-28	
MLS-080	Engineering, Design & Drafting Substantial Complete	0		28-Dec-28
MLS-090	Construction Contract Award	0	15-Sep-28	
MLS-100	Permanent Power Supply Required	0	18-Sep-29	
MLS-110	First Ore	0	29-Sep-29	
MLS-120	Commence Plant Commissioning	0	01-Jan-30	
MLS-130	Construction Completion	0		31-Dec-29
MLS-140	Start Commercial Production	0	30-Sep-30	
Feasibility Pre-Works		127	01-Jul-26	24-Dec-26
FP-1010	Metallurgical Testwork	127	01-Jul-26	24-Dec-26
FP-1020	Trade-off Studies	62	29-Sep-26	24-Dec-26
ESIA		195	01-Jul-26	30-Mar-27
BWGP-1010	ESIA	195	01-Jul-26	30-Mar-27
Definition Drilling		655	01-Jul-26	02-Jan-29
BWGP-1000	Definition Drilling	655	01-Jul-26	02-Jan-29
Feasibility Study Phase		330	01-Jul-26	05-Oct-27
FS-1010	Feasibility Study Phase	330	01-Jul-26	05-Oct-27
FEED Phase		197	02-Apr-27	03-Jan-28
FD-1010	FEED Phase	197	02-Apr-27	03-Jan-28
EPCM -Tender		65	05-Oct-27	03-Jan-28
EP-1000	Tender and selection of EPCM contractor	65	05-Oct-27	03-Jan-28
EPCM -Process Plant		394	30-Jun-27	01-Jan-29
Engineering & Design		258	04-Jan-28	28-Dec-28
DE-1000	Process Plant - Detailed Engineering	258	04-Jan-28	28-Dec-28
Procurement		394	30-Jun-27	01-Jan-29
Packages (Long Lead)		198	30-Jun-27	31-Mar-28
PQ.1000.10	Packages (Long Lead) - Tendering to Award	30	30-Jun-27	10-Aug-27
PQ.1000.20	Packages (Long Lead) - Vendor Data	30	28-Jul-27	07-Sep-27
PQ.1000.30	Packages (Long Lead) - Manufacture (ex works)	135	18-Aug-27	22-Feb-28
PQ.1000.40	Packages (Long Lead) - Deliver to Site	100	23-Dec-27	31-Mar-28
Packages (Balance)		230	15-Feb-28	01-Jan-29
Construction		624	04-Jan-28	31-Dec-29
CO-1000	Process Plant - Bulk Earthwork	90	04-Jan-28	17-Apr-28
CO-2000	Process Plant - Concrete Works	180	18-Apr-28	13-Nov-28
CO-3000	Process Plant - SMPEI Construction	380	14-Oct-28	31-Dec-29
Commissioning		180	01-Jan-30	29-Jun-30
CM-1000	Cold Commissioning	120	01-Jan-30	30-Apr-30
CM-1010	Hot Commissioning	100	22-Mar-30	29-Jun-30
Ramp-up		130	01-Apr-30	27-Sep-30
BWGP-1020	Ramp-up	130	01-Apr-30	27-Sep-30
Commercial Production		130	30-Sep-30	28-Mar-31
BWGP-1030	Commercial Production	130	30-Sep-30	28-Mar-31

2027
2028
2029
2030
2031
Q1
Q2
Q3
Q4

Current Work
Critical Work
Actual Work
Milestone
Summary

Boumadine Gold Project
Execution High Level

Date	Revision	Checked	Approv...
15-Oct-26

Figure 24-1    Project Execution Schedule
Source: Lycopodium 2026
24.2Pyrite Treatment
While not included within this report, Aya has continued to work on the metallurgical development for a pyrite treatment circuit. A portion of the gold and silver included in Boumadine is refractory to direct cyanide leaching. The refractoriness to cyanidation is due to the high sulfur content in the pyrite concentrate. Boumadine’s gold is in the form of fine grains (below 15 µm) and mainly associated with pyrite. A pre-treatment is necessary to oxidize the sulfur of pyrite prior to cyanide leaching.
Internal and external trade-off studies have indicated that roasting is the best option for pyrite pre-treatment prior to conventional cyanidation. Roasting would allow for reduced tailings generation and lower operating costs while also producing sulfuric acid, for which there is a high demand within the Kingdom of Morocco.
Testwork is on-going to determine optimal conditions for operation of a pyrite roasting plant. A flowsheet has been developed, and engineering will continue to be progressed in parallel to the mine and concentrator

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designs. This will provide flexibility for Aya to decide whether it will sell all of the pyrite or if a portion can be strategically treated within the country to produce doré ingots and a sulfuric acid byproduct.

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25.0INTERPRETATION AND CONCLUSIONS
25.1Geology
The Boumadine Project is hosted within Neoproterozoic volcanic and volcano-sedimentary rocks of the Tiddiline Formation (TTF) and comprises a structurally controlled polymetallic hydrothermal system developed within a shallow volcanic environment. Mineralization is principally controlled by steeply dipping northwest- to north-northwest-trending fault corridors that are spatially associated with felsic subvolcanic intrusions and hydrothermal breccias. Hydrothermal alteration is extensive and comprises quartz-sericite-pyrite (phyllic) alteration within the felsic volcanic sequence and propylitic alteration within the underlying mafic volcanic rocks, reflecting a long-lived hydrothermal system that evolved during repeated episodes of fault movement and magmatism.
Mineralization comprises steeply dipping massive to semi-massive sulphide veins, hydrothermal breccias, replacement sulphides and pyrite stockwork developed within broad alteration halos. The highest-grade mineralization is typically associated with massive sulphide veins dominated by pyrite, sphalerite, galena, arsenopyrite and chalcopyrite, with surrounding zones of disseminated sulphides and quartz-carbonate veining. Recent drilling and geological studies have demonstrated that mineralization extends into both the felsic and mafic volcanic successions and have refined the structural interpretation of the deposit, providing increased confidence in the geological model and continuity of the principal mineralized corridors. Although the precise genetic classification of the deposit remains under investigation, the 2026 MRE is based on the observed geological, structural and mineralization characteristics and does not depend on any specific genetic model.
The Project is at an advanced stage of exploration and geological understanding, supported by drilling and sampling, geological mapping, orientated core, geophysical surveys, historical mine plans as well as previous geological studies. In addition, no significant issues in the sampling and analysis were identified with the analysis of the QAQC programs. These studies provided confidence to the local scale geometry of the mineralization and grade distributions in the resultant Mineral Resources and has allowed SRK to produce a robust geological model with over 158 individual domains modelled. However, there are areas of lower geological confidence, classified as Inferred Mineral Resources and there are some domains SRK was not able to classify due to limited data. SRK notes that there is a degree of uncertainty associated with depletion survey as-builts and that the most significant underground workings are currently inaccessible.
SRK has declared a Mineral Resource Statement for the Boumadine Project. The Mineral Resources are limited to material contained within the conceptualised open pit shell above the NSR reporting cut-off of 60 USD/t and, below the pit shell, to material contained within grade shells (following the removal of isolated shapes) based on a 110 USD/t NSR cut-off that satisfy a minimum 1.5 m mineable thickness. The Mineral Resources are reported within the Boumadine Mining licence on an in-situ, undiluted basis and amount to:
•Indicated Mineral Resources (open pit and underground) of some 8,582 kt, at a mean grade of 121.7 g/t Ag, 1.9 g/t Au, 0.09 % Cu, 1.01 % Pb and 2.19 % Zn; and
•Inferred Mineral Resources (open pit and underground) of some 45,365 kt, at a mean grade of 56.8 g/t Ag, 1.8 g/t Au, 0.08 % Cu, 0.58 % Pb and 1.33 % Zn.

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25.2Mining
The OP mine accounts for 54% of the mineralized material mined (22.4 Mt), at an average NSR value of US$232/t. OP mining extends over eleven years (2029 to 2039) from three pit areas (Central, South and North), with a peak total material movement of 55 Mt/y and a LOM stripping ratio of approximately 23:1. Mining will be carried out by a contractor using a conventional truck and shovel fleet, with 10 m benches near surface and 20 m double benches in rock. Mineralized material will be hauled to three surface stockpiles (Low Grade, LG Pyrite and HG Pyrite), which will be used to regulate plant feed according to operational needs and the overall project strategy.
The UG mine accounts for 46% of the mineralized material mined (18.9 Mt), at an average NSR value of US$147/t. UG development starts in 2031, and production runs from 2032 to 2043 from five surface portals. Mining will be carried out using the modified Avoca method, with stopes 20 m high (floor to floor) and 20 m long, and a minimum mining width of 2.0 m. Material will be hauled by 33 t trucks, via ramps, to the surface stockpiles.
Capital lateral and vertical development will be performed by a contractor, while sill development and all stoping activities will be performed by owner crews.
CCE Mining has identified the following risks associated with the mine plan:
•Pit depth and incremental stripping ratio: the selected pit shells carry high stripping ratios (approximately 24:1 for the Central Pit and 30:1 for the South Pit). With a fixed contractor cost, the incremental stripping ratio at the base of the pits does not currently exceed the breakeven with UG mining. However, that might change if the contractor costs are correlated to haulage distance.
•Historical workings: UG mining between 1986 and 1992 extracted approximately 261 kt from four levels. Until these workings are located and surveyed, uncharted voids within or beneath the Central and South pits and near UG infrastructure represent a safety and design risk.
•Geotechnical data: pit slope and stope design parameters are based on quick-logged exploration core and joint mapping. No dedicated geotechnical drilling or laboratory testing has been completed.
•Hydrogeology: no site-specific hydrogeological investigation has been completed, groundwater inflows have not been estimated, and the dewatering system has been sized from typical operating practice.
•Dependence on rock fill availability for the modified Avoca method: the method relies on a consistent supply of RF and CRF, which requires a robust system for managing waste material, whether generated underground or transported from surface.
•Critical pre-production period: the pre-production phase is essential to the overall success of the project, and a detailed, well-coordinated schedule for this period is crucial.
•Shared underground equipment fleet: sharing mobile equipment between five portal areas may lead to inefficiencies due to travel distances.
•Contractor capacity: the peak OP material movement of 55 Mt/y requires a large contractor fleet. Contractor availability and rates have not yet been confirmed by budget quotations.
CCE Mining has identified the following opportunities:
•Optimizing pit depth and the OP to UG transition could reduce waste movement and advance UG access to higher-grade zones.
•Increasing the UG level spacing beyond 20 m could reduce development requirements, subject to geotechnical confirmation.

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•Pit slope angles may be steepened once dedicated geotechnical data are available.
•A battery-electric UG fleet could reduce ventilation airflow requirements and diesel consumption.
•Optimizing the cut-off and stockpile strategy could improve the grade profile of plant feed in the early years.
25.2.1Mining Geotechnical
Project risks and opportunities identified during mining geotechnical evaluations are as follows:
Risks:
•Some major faults have been delineated in the Boumadine geological model, however these do not transect intended production areas. The spatial distribution of adverse geological features is an unknown that will have to be resolved to achieve FS level of study.
•The UG mining depths evaluated are shallower than those in the updated mine plan. Stress magnitudes are likely to be more adverse than those estimated in this study.
Opportunities:
•Reasonable conservatism has been applied to the overall pit slope angle recommendations. There may be opportunity to increase slope angles once additional geotechnical data is available.
•Due to data limitations, reasonably conservative global rock strength values to the design evaluations have been applied. Laboratory testing efforts will substantially improve confidence in material strength parameterization and help to resolve geological controls and spatial variability. Opportunity to increase stope sizing (or reduce dilution expectations) may be resolved from more detailed material strength data.
•In situ stress assumptions applied to stope design are somewhat conservative for the depths considered. Later phases of study should rely on numerical stress modelling to improve confidence in likely induced stress conditions. Opportunity to increase stope sizing (or reduce dilution expectations) may be resolved from more detailed estimates of in situ stresses.
•Longitudinal stoping provides operational flexibility to adjust stope panel lengths, thus there is an opportunity for optimizing design for local variances (good or bad) in ground conditions. This flexibility is particularly important where the deposit body is narrow as production performance in narrow zones is likely to be more sensitive to HW and FW dilution.
25.3Processing
Conclusions from the metallurgical and comminution testwork conducted on the Boumadine deposit include:
•The average BWi from two tests was used in the comminution circuit design (13.1 kWh/t), with the remainder of comminution design criteria estimated from OMC’s database.
•Locked cycle flotation tests with three circuits (Pb, Zn and Py) achieved acceptable recoveries with grades in the salable range required. The lead and zinc circuits performed best with regrind after rougher flotation, including three cleaning stages and one cleaner-scavenger stage.
•Sulfur content can be estimated based on the metals’ content in the material, proven via multilinear regression analysis showing a strong correlation between the laboratory and calculated values (R2 = 0.98). By assuming constant concentrate grades and recoveries, the LOM pyrite concentration production could be estimated based on the sulfur content equation for varying metals’ grades in the deposit.

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•The Boumadine mineralized material is highly refractory and resistant to direct cyanidation.
Based on the metallurgical testwork completed thus far, the following unit operations have been selected for the PEA flowsheet:
•Single stage primary crushing to reduce the ROM material size to a P80 of 136 mm.
•Crushed rock stockpile with a live capacity of approximately 8,115 tonnes, allowing for 24 hours of live storage and additional capacity for periods of primary crusher maintenance.
•SAB type grinding circuit consisting of a SAG mill and a ball mill to produce a ground product P80 of 58 microns (µm), with hydrocyclones for particle size classification.
•Lead rougher flotation, classification, regrinding and cleaner flotation to produce a lead concentrate of 29.6% grade. The lead concentrate will be thickened, filtered, and bagged prior to shipment.
•Zinc rougher flotation, classification, regrinding and cleaner flotation to produce a zinc concentrate of 57.4% grade. The zinc concentrate will be thickened and filtered for stockpiling prior to shipment.
•Pyrite rougher flotation to produce a pyrite concentrate with 4.2 Au g/t and 81.0 Ag g/t. The pyrite concentrate will be thickened and filtered for stockpiling prior to shipment.
•Tailings thickening and storage in a tailings management facility.
The process plant operating cost estimate was developed in Q3 2025 using data from database projects, studies, and previous operations by Lycopodium, and Aya Gold & Silver. The operating cost estimate conforms to preliminary economic assessment accuracy of +50%/-30%. The estimate covers general and administrative (G&A), and processing costs. The unit operating cost per tonne of material milled is estimated at US$22.44/t processed.
Lycopodium have identified the following risks for the project:
•Additional variability testing is required focussing on specific pit locations to verify material properties used for design parameters and recovery predictions for the deposit body correlates with the established mine plan.
Thickening and filtration tests should be performed to confirm design assumptions and sizing. The selected filtration technology should also conform to required transport moisture limits yet to be determined.
Filtration of ultrafine material can prove to be challenging possibly requiring the use of drying pads to further reduce product moisture content prior to shipment. The additional material handling is not currently costed and has the potential to impact final product quality if not performed well.
25.4Infrastructure
The Project is supported by a fully integrated site layout including open-pit mines, underground access, processing facilities, and support services.
Site access via the N10 highway through Tinejdad; internal haulage and service roads link pits, portals, ROM pad, process plant, and stockpiles.
Process plant facilities include ROM pad, crushing and feed preparation, flotation plant, concentrate handling, reagent storage, laboratories, workshops, fuel storage, and administration buildings.
Water supply relies on pipelines from nearby towns, boreholes, runoff capture, and an on-site water harvesting reservoir; containerized treatment systems ensure process and potable water quality.

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Mining facilities include a 1,000 m² truck shop, low-grade stockpile (3.5 Mt), ROM stockpiles, and two waste rock stockpiles (215 Mm³ total) designed with HDPE liners and conservative geotechnical assumptions.
Tailings management uses a single lined Flotation TSF with downstream raises, internal drainage, storm diversion channels, an emergency basin, and a return water system.
Power supply delivered through a new 220 kV line feeding a 40 MVA substation serving all site loads.
Additional infrastructure includes sewage treatment, security fencing, communications, explosives storage, and limited on-site accommodation supplemented by housing in Tinejdad.
Concentrate transport will be contractor-operated, shipping by road to Nador-West Port with a covered 250,000-t storage facility.
The Authors have identified the following risks associated with the project infrastructure:
The supply of water will rely on off-site sources as the area receives little rainfall annually. It will be important to include redundancy and storage capacity to reduce risks associated with water supply.
The transportation of pyrite will require well-coordinated logistics due to the large quantities of material to transport annually.
25.5Environmental and Social
The biophysical and social characteristics of the planned mining area are defined by its semi-arid climate and relatively rural and remote nature. Urban settlements are concentrated along main transport routes with villages located along valleys with access to water resources. Climatic conditions influence local ecosystems and land uses including agriculture, concentrated in areas of water availability.
Limited environmental studies have been completed in the past. As part of the environmental and social work currently being undertaken, an environmental baseline sampling program was initiated by BGM in September 2024 and a high-level screening for critical biodiversity habitat was undertaken by SLR in September 2024.
The baseline sampling, covering soils, air quality and water, was undertaken by AfriLabs, a Moroccan-based laboratory specializing in mineral and environmental analysis.
Additional baseline surveys have been completed during the course of 2026 covering social, biodiversity, soil, water, air quality and noise. The results are being processed to inform the international ESIA process outlined below. Studies covering the topics of biodiversity, hydrology, hydrogeology, soils and sediments, air quality, noise, GHG, climate change, stakeholder engagement, labour and working conditions, community health and safety, and other social elements are ongoing.
The Project will require national permits to support the development of the mine and the requirement to carry out an Environmental Impact Assessment (EIA) under Moroccan Law. The EIA under Moroccan Law, prepared by NOVEC, was completed and submitted in July 2026 to the “Centre Régional d'Investissement” (CRI) (Regional Investment Center). In addition to meeting national permitting requirements, the Project is being undertaken to meet international ESIA lender standards.
A conceptual mine closure plan governed by Aya’s Environmental Policy will be prepared as part of the ESIA.
25.6Capital Cost Estimate
The preliminary economics of the Boumadine Project can be assessed using the capital and operational cost estimates detailed in this PEA Update. The calculations are based on an open pit and underground mining

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operation concept, the development of a processing plant, infrastructure, and the Owner's expenses and provisions.
The capital cost estimate conforms to Class 5 guidelines for a preliminary economic assessment level estimate with a +50%/-30% accuracy according to the Association for the Advancement of Cost Engineering International (AACE International). The capital cost estimate was developed in Q3 2025 and escalated to Q3 2026, based on Lycopodium’s in-house database of projects and studies, experience from similar operations and inputs from WSP and Epoch Resources.
The total initial capital cost for the Boumadine Project is $463 M and the life-of-mine sustaining cost is $507 M.
25.7Operating Cost Estimate
The operating cost estimate was developed in Q3 2025 using data from projects, studies, and previous operations from Lycopodium’s internal database and escalated to Q3 2026, excluding mining, concentrate shipping and TSF operation which were developed by their respective consultants. The operating cost estimate conforms to preliminary economic assessment accuracy of +50%/-30%. The estimate covers the general and administrative (G&A), and mining and processing. The unit operating cost per tonne of material milled is $67.61/t.
25.8Economic Analysis
The economic analysis was performed assuming a 5% discount rate typical for silver-gold projects. Cash flows have been discounted to the start of construction, assuming that the project execution decision will be made, and major project financing will be carried out at this time.
The pre-tax NPV discounted at 5% is $4.1B, with a pre-tax IRR of 97% and payback period of 0.7 years. On an after-tax basis, the NPV discounted at 5% is $3.5B, with an after-tax IRR of 93%, and payback period of 0.7 years. Cumulative after-tax unlevered free cash flow totals $4.7B. Tax calculations are based on Aya’s understanding of current Moroccan tax regulations as of the effective date of this report.
Readers are cautioned that the PEA is preliminary in nature. It includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
A summary of the project economics is listed in Table 25-1, and after-tax free cash flow is shown graphically in Figure 25-1.
Table 25-1    Key Economic Results

Project Economics	Units	Base Case
		Pre-tax	Post-tax
NPV5%	$B	4.1	3.5
IRR	%	0.97	0.93
Payback	Years	0.7	0.7
NPV: Capex	-	8.6	7.6
Revenue LOM	$B	11.0	-
Avg. Annual Revenue	$M/y	765	-
EBITDA LOM	$B	6.1	-
Avg. Annual EBITDA	$M/y	427	-

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Cumulative FCF LOM	$B	5.5	4.7
Avg. Annual FCF	$M/y	381	327

Figure 25-1    Boumadine Project - Annual Free Cash Flow Profile
25.9Conclusion
The Mineral Resources currently estimated for the Boumadine Polymetallic Project consist of:
•An Indicated Mineral Resource of 8.6 Mt grading 121.7 g/t Ag, 1.92 g/t Au, 2.19% Zn and 1.01% Pb containing an estimated 33.6 Moz of Ag, 532 koz of Au, 188 kt of Zn and 87 kt of Pb;
•An Inferred Mineral Resource of 45.4 Mt grading 56.8 g/t Ag, 1.82 g/t Au, 1.33% Zn and 0.58% Pb containing an estimated 82.8 Moz of Ag, 2.7 Moz of Au, 604 kt of Zn and 265 kt of Pb;
•The Updated PEA provides a base case assessment for developing the Boumadine mineral resource by conventional open pit and underground mining methods, and a crushing-milling-flotation processing plant with a tailings dam.
•The Updated PEA economic analysis shows the Boumadine Polymetallic Project has an after-tax NPV5% of $3.5B, IRR of 93%, and a payback period of 0.7 years. The PEA economics support a decision to continue to advance the Project and carry out additional detailed studies, including a pre-feasibility study.

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26.0RECOMMENDATIONS
26.1Summary
The results of the Updtaed PEA are sufficiently positive to warrant advancing the Project to the next study phase. It is recommended that the Project advance from the current PEA stage into the subsequent study phases, including Pre-Feasibility work toward a full Feasibility Study. Table 26-1 summarizes the proposed budget to advance the Project through the Feasibility stage.
Table 26-1    Budget for Advancing Project to Next Stages

Area	$M, USD
MRE Reporting	0.3
Metallurgical Testwork	1.3
Processing Plant	1.4
Mining Consultant and Geotechnical	1.5
Tailings Storage Facility and Geotechnical	0.5
Infrastructure	0.2
Hydrogeology	1.0
Environmental Studies, Permitting and Social Considerations	0.7
Contingency	0.7
Total	7.5
26.2Geology
SRK considers there to be opportunities to further improve confidence in the geological interpretation, MRE, and supporting datasets for the Boumadine Project. SRK recommends that Aya consider the following:
In relation to drilling and geological understanding:
•All drillholes should be designed to intersect the interpreted mineralized wireframes as close to perpendicular as practicable, thereby maximising representivity and location accuracy.
•Continue the ongoing infill drilling program to improve geological and grade continuity that support the conversion of Inferred Mineral Resources to the Indicated category.
•Complete additional twinned diamond drillholes (DD) at representative locations across the deposit, targeting selected existing RC, MP and DD holes completed between 2018 and 2026. Twin holes should be selected to provide representative coverage of the principal mineralised domains, mineralisation styles and grade ranges, one of the target areas should be where different drilling and sampling methods overlap. The twinning programme should be used to assess drilling and sampling precision, identify any systematic bias between drilling methods, quantify short-scale geological and grade variability (including the nugget effect), and provide additional information to support the confidence assigned to the current MRE.
•Complete additional step-out diamond drilling to test the strike and depth extensions of the known massive sulphide domains, where this remains open.
•Aya should investigate whether whole rock geochemistry will help with the identification and standardisation of the lithologies encountered in the drilling.

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•Include total sulphur (S%), and where practicable sulphide/sulphate sulphur analyses, within future drilling programs to improve/confirm definition of the oxidation profile and weathering boundary.
In relation to sampling and core management:
•Record the sample weight for every RC drillhole interval (including rejects) and compare this with the theoretical sample mass based on the logged lithology to identify intervals with poor recovery that may require re-drilling.
•Photograph all available drill core and RC chip trays and incorporate these records into the Imago database to establish a comprehensive digital photographic archive.
•Include all drillcore photographs taken prior to 2024 into the Imago database.
•Continue to maintain and periodically review sampling and QA/QC procedures as exploration progresses.
In relation to density:
•Expand the density measurement program, particularly within the mineralized wireframes and transitional (weathered) mineralized zones, to improve the representativeness of the density dataset and reduce reliance on regression-derived density estimates.
•Collect density measurements from drillholes that currently contain no density information and consider obtaining additional measurements from archived drill core where appropriate.
•Consider the use of plastic film or paraffin wax coatings during density determinations to minimize moisture ingress for friable or fractured core.
•Undertake a representative moisture content sampling program using fresh drill core collected from across the Project to improve future mining and processing studies, particularly for the Feasibility Study.
In relation to QA/QC:
•Expand the duplicate QA/QC database to include the complete analytical suite and include the following assays obtained as a minimum, Cu, Pb and Zn prior to the next Mineral Resource update.
•Introduce pulp duplicate samples into the routine QA/QC program.
•Consider introducing a commercially certified blank material or undertake a round-robin program to better characterise the locally sourced blank material.
•Review duplicate records where assay values are missing or recorded as zero and update the database against the original laboratory certificates where appropriate.
•Investigate and correct anomalous CRM assay values, including the Zn CRM records noting as being in excess of 100%.
•Consider discontinuing OREAS 100A, OREAS 354 and OREAS 994 as these are not certified ted for base metal analysis using Aqua regia or for Au and Ag using fire assay analysis.
•Investigate the small number of CRM sample swaps/mislabels that remain within the QA/QC database, resulting either from the mislabelling of original drill core samples or from other QA/QC samples (including CRMS) being incorrectly assigned, and resolve these where possible.
•Continue the routine umpire laboratory program and consider increasing the proportion of samples submitted to the umpire laboratory, including representative samples from the 2024 drilling program.
•Where practicable, ensure that future umpire analyzes use analytical methods with reporting limits comparable to those of the primary laboratory.
•In relation to surveying

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•Incorporate the planned high-resolution pre-mining drone survey into future geological models and associated mining studies.
•Where safe and practicable, resurvey historical underground workings (once mining begins) and surface artisanal excavations to improve confidence in future depletion models.
In relation to Resource Estimation:
•Develop a 3D lithological model, subject to the availability of sufficient geological data, to improve geological understanding and support future Mineral Resource, Mineral Reserve, geotechnical, and mine planning studies.
•Undertake a change-of-support study following additional infill drilling to optimize the parent block dimensions and improve future Mineral Resource estimates.
•Incorporate a Mineable Stope Optimizer (MSO) into future Mineral Resource estimates using parameters representative of the proposed underground mining method for Resource reporting.
•Aya should expand its metallurgical test work program to include the weathered/transitional material in order to demonstrate this has reasonable prospects for eventual economic extraction.
In relation to Net Smelter return Calculation and Equivalent cut-off value calculations:
•Aya should review the NSR royalty calculation in future updates so that royalties are applied directly to the relevant concentrate streams and remain linked to the underlying value drivers.
•SRK recommends that Aya model concentrate penalties and deductions separately from treatment charges, using concentrate grades as inputs.
•Aya should consider incorporating freight costs within the NSR calculation in future updates, rather than operating costs, to link these costs directly to the salable concentrate mass.
•Review the concentrate mass calculation methodology to account for the sequential processing flowsheet. Specifically, Pb concentrate should be based on plant feed grades, Zn concentrate should be based on Pb-circuit tailings grades, and pyrite concentrate should be based on Zn-circuit tailings grades. This would affect the calculated mass pull and therefore shipment costs. The difference is expected to be immaterial for Pb and Zn concentrates but may be more relevant for pyrite concentrate.
•SRK recommends calculating the equivalent Ag and Au grades using NSR factors, opposed to the current approach which uses metal prices and metallurgical recoveries only. This approach will avoid any inconsistency with the NSR framework already in place.
SRK has not prepared a detailed exploration budget for the Project but has reviewed the budget and associated schedules provided by Aya. These principally relate to infill drilling intended to upgrade portions of the currently classified Inferred Mineral Resources to Indicated Mineral Resources and support the proposed 15 year life-of-mine plan. Based on Aya's proposed program, approximately 326 000 m of additional drilling is anticipated, with estimated drilling and sampling costs of approximately US$65 million. This cost estimate excludes the multidisciplinary Feasibility Study (FS) planned by Aya for 2027.
26.3Mining
The PEA study has demonstrated the positive potential of the Boumadine Project. Based on these results, CCE recommends that AYA undertake the following work in preparation for the next phase of the project:
•Conduct further geotechnical investigations to validate the data used for pit slope angles, stope design parameters, and ground support parameters.

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•Locate, survey and model the historical workings (the 1986 to 1992 stoping on four levels and earlier development):
•Conduct a geotechnical risk assessment to define the level of effort required, including void detection surveys where warranted
•Incorporate the workings into the pit and UG designs and the production schedule
•Conduct a hydrogeological investigation to develop a numerical groundwater model to estimate inflows, size the dewatering system and assess pit slope depressurization requirements.
•Confirm the backfill design:
•Determine the strength parameters required for the CRF and develop an optimized mix design that meets the specified mechanical performance and stability criteria
•Build a year-by-year balance of RF and CRF demand against development and OP waste, assessing backhauling and cement logistics costs and the use of surface backfill raises
•Perform mining method trade-off studies, evaluating the following mining methods against modified Avoca:
•Standard Avoca Method
•Longitudinal longhole stoping with paste fill (top-down sequence and bottom-up sequence), including paste plant and tailings requirements
•Validate development advance rates, stope cycle times, and equipment availability and utilization against Zgounder actuals and industry benchmarks and refine crew sizes accordingly.
•Refine estimates of unplanned dilution and mining recovery for the UG mine based on the selected mining method, site-specific geotechnical conditions and backfill properties.
•Complete an OP dilution and mining recovery study:
•Define grade control drilling and blast movement monitoring practices
•Evaluate options to improve selectivity, such as bench height and equipment size, depending on the outcome of the geotechnical study
•Evaluate the UG level spacing (20 m against 25 m and 30 m), considering development requirements, potential rib pillars, dilution and stope stability.
•Conduct a haulage simulation to confirm truck cycle times, fleet size and ramp capacity over the LOM:
•Include all ramp traffic, ramp designs, and shift and blasting constraints
•Confirm the design haul truck and the corresponding haul road widths
•Identify alternatives to improve production, such as truck bypasses, mineralized material and waste passes for mineralized material, haulage levels or shafts
•Define haulage constraints per pit and portal, and refine haulage costs based on the outcome
•Conduct an OP to UG interface trade-off study, evaluating final pit limit against the selected UG mining method, crown pillar location and the incremental stripping ratio, using the finalized parameters from the work described above.
•Conduct a battery-electric versus diesel trade-off study for the UG fleet, considering ventilation demand, electrical consumption, and capital and operating costs.

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•Conduct geochemical testing of the waste rock, including acid-base accounting (ABA), net acid generation (NAG) and kinetic testing.
26.4Processing
The following testwork is recommended to progress the design to the next phase:
•Sample Requirement:
•Spatial composites to represent different physical locations throughout the deposit
•Samples from different zones and depths for variability testing.
•Sufficient sample sizes to conduct downstream testwork.
•Number of representative samples to be determined by AGS.
•Sufficient sample size to generate representative concentrate samples for off-taker evaluation.
•Comminution Testwork:
•Additional tests to determine:
•Crushing work index (CWi)
•SMC parameters: abrasivity (Ai) and impact breakage (A x b)
•BWi (confirmatory)
•Variability of these parameters throughout the deposit and determine correlations to lithology.
•Flotation regrind tests to determine specific energy; engage with vendors for criteria relating to equipment sizing and specifications.
•Ore Characterization Testwork:
•Assess material variability by assaying samples from different zones without blending according to mine plan and to create design ranges.
•Particle size distribution of ROM material and of final concentrates in support of dewatering testwork.
•Rheology testwork to determine apparent viscosities at varying shear rates and varying slurry % solids in support of slurry pipe and pump design.
•Physical characteristics impacting material handling, such as feed moisture content, specific gravity, bulk density, and stacking and clumping / compaction properties.
•Flotation Testwork:
•Variability testing – open circuit and locked cycle to determine the impacts of feed variance and process upsets on grades and recoveries. Develop relations between open circuit and locked cycle results
•Produce enough of each concentrate to support dewatering testwork and further pyrite concentrate treatment testwork.
•Dewatering Testwork:
•Particle settling testwork to determine the flux rate for thickener sizing.
•Flocculant screening tests.

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•Filtration testwork to determine:
•Filter type
•Optimum feed pulp density
•Achievable cake moisture levels
•Transport moisture limit targets
•Filter cycle times
•If any filter aids are required.
•Pyrite Concentrate Treatment Testwork:
•Continue development of pyrite oxidation option.
Assess variability of pyrite concentrate via spatial composites and variability testing.
•Water Analysis:
•Surface water quality analysis.
•Ground water quality analysis.
26.5Tailings Storage Facility
The following recommendations were made that are applicable to the next stage of the study, which have begun since the last PEA update and are currently in progress:
•As per Requirement 5.1, a Multiple Accounts Analysis (MAA) should be conducted to assess alternative tailings technologies in the design of the TSF. The selection of an alternative technology to that described in the PEA may alter the cost estimates for the TSF, as well as for that of the tailings processing and TSF conveyance system.
•The appropriate site location selected for the TSF should be confirmed during the MAA, incorporating the input from experts in the relevant fields, including environmental, social, process, etc, to assess the consequences of hazards posed by the TSF. The selection of an alternative site location to that described in the PEA may alter the cost estimates for the TSF, as well as that of the tailings conveyance system.
The following recommendations are made that are applicable to the next stage of the study, following the MAA:
•The following design aspects of TSF, documented by GCIM, may be reviewed in the next stage of the study and may impact the TSF CAPEX estimate:
•Investigate the suitability of a single 2mm HDPE liner, incorporating the consideration of the permeability of the material upon which it is installed, to mitigate seepage in the case of a liner leak,
•Investigate the suitability of the inclusion of the geotextile beneath the liner. This entails considering both the use as a liner protection measure as well as the resulting seepage in the case of a liner leak,
•Significant floods are generated by the catchments upstream of the TSF. As stated by GCIM, the design of the storm diversion channels is required, adequately sized to cater for the design floods, and
•Sizing of the return water and emergency basins based on a monthly TSF pool water balance.

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26.6Environmental and Social
As part of the ESIA, potential impacts associated with the Project will be identified and assessed in a systematic approach. The impact assessment will inform a comprehensive Environmental and Social Management and Monitoring Plan to be developed for the Project. It will include:
•Mitigation measures for construction, operations and decommissioning
•Framework management plans covering biodiversity, erosion and sediments, waste, air and noise, water, community health and safety, community development and investment, supply chain, cultural heritage, rehabilitation and closure
•Stakeholder engagement plan including grievance management
•Monitoring plans for Project performance and the receiving environment (water, air, noise and biodiversity) including social aspects
Water management planning will continue to include the following elements:
•Characterization of the groundwater systems on site
•Environmental testwork to understand the geochemical composition and acid generating potential of the host rock and mineral residues
•Development of a site-wide climatic water balance to understand the water circuit and confirm water use, storage and discharge volume requirements.
•Establishment of an engineered stormwater runoff system catering for the diversion of clean water runoff around Project sites, separation of clean and potentially dirty water runoff on site, storage of potentially dirty water runoff in appropriately designed and engineered facilities, and collection and re-use of potentially dirty water runoff.
•Flood protection analysis and measures, if needed.
•Prioritizing water reuse and recycling.
•Water treatment for potable water supply, raw water supply, and discharge to the environment (if discharge is required).

26.7Project Next Phases
To progress the project, it is recommended to conduct pre-feasibility level trade offs, design, and engineering to improve the accuracy of cost estimation. This shall include optimizing the mine plan, updating the process design using results from additional metallurgical test data, and conduct engineering of other disciplines such as mechanical, civil, structural and electrical engineering producing MTOs. The information from this phase of project will then feed into a Feasibility Study.
The advancement to a Feasibility Study will be dependent on project economics from pre-feasibility level designs and progress of drilling to advance classification of resources.

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27.0REFERENCES
•Abia, E.H., Nachit, H., Ibhi, A. and Baroudi, Z. 1999. Les Minéralisations Filoniennes à Pb, Zn et Cu de la Boutonnière de l'Ougnat. Relations avec les Déformations et Essai de Calage Chronologique. Chronique Recherche Minière 536, p. 83-95.
•Abia, E.H., Nachit, H., Christian Marignac, C., Abderrahmane, I. and Saadi, S.A. 2003. The Polymetallic Au–Ag-Bearing Veins of Bou Madine (Jbel Ougnat, eastern Anti-Atlas, Morocco): Tectonic Control and Evolution of a Neoproterozoic Epithermal Deposit. Journal of African Earth Sciences 36, 251-271.
•Ait Saadi. 1992. Contribution à l’étude de l’environnement paléovolcanique du Protérozoique Supérieur (PIII) et du mode de genèse des concentrations polymétalliques (Zn, Pb, Cu, Ag, Au) de Bou Madine (Ougnat, Anti-Atlas oriental, Maroc). Unpublished Thesis, University of INPL, Nancy, p. 218.
•Alansari A. and Sagon JP. 1997. Le gisement de Tiouit (Jebel Saghro, Anti-Atlas, Maroc): un système mésothermal polyphasé à sulfures-or et hématite-or dans une granodiorite potassique d’âge Protérozoîque. Chron Recherche Minière 527, 3-25.
•Alfieris, D. Voudouris, P. and Spry, P.G. 2013. Shallow submarine epithermal Pb-Zn-Cu-Au-Ag-Te mineralization on western Milos Island, Aegean Volcanic Arc, Greece: Mineralogical, geological and geochemical constraints. Ore Geology Reviews 53, 159-180.
•Aya Gold & Silver 2025. NI 43-101 Technical Report and Updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco. Prepared for Aya Gold & Silver Inc. by Lalonde, D, and Pérez, P. Effective Date: February 24, 2025. Issue Date : March 31, 2025. 193 p.
•Aya Gold & Silver 2025b. NI 43-101 Technical Report. Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morrocco. Prepared for Aya Gold & Silver Inc. Prepared by Lalonde, D, Pérez, P, Beaudoin, R, Humphrey, Nayak, P., Venter, R., Shaikh, Z., Berson, B., Pheiffer, A., Papageorgiou, G., Puritch, E., Yassa, A., Brown, F., Barry, J., Stone, W. and Palleske, C R. Effective Date: November 4, 2025. Issue Date: December 18, 2025. 343 p.
•Aya Gold & Silver 2025b. NI 43-101 Technical Report. Updated Mineral Resource and ineral Reserve Assessment for the Zgounder Silver Mine Operation, Kingdom of Morrocco. Prepared for Aya Gold & Silver Inc. Prepared by Lalonde, D, Pérez, P, Beaudoin, R, Humphrey, S, vilder, D, Preetham, N, Venter, R. Issue Date: December 16, 2025.. 337 p.
•Aya Gold & Silver Inc. 2026. Imiter Bis Project. Company website, accessed September 2026.
•Aya Gold & Silver Inc. 2026. Zgounder Silver Mine. Company website, accessed September 2026.
•BGRIMM Technology Group. 2025. Research Report on the Small-Scale Test Project on Roasting and Cyanidation of Boumadine Pyrite Concentrate. Prepared for Boumadine Global Mining S.A. Dated October 22, 2025. 67 pages.
•Boily, M. 2014. The Boumadine Polymetallic (Au, Ag, Zn, Pb, Cu) Deposit Errachidia Province, Kingdom of Morocco. Prepared for Maya Gold and Silver Inc. by Michel Boily, Ph.D., P.Geo. of Geon Ltee, dated April 2, 2014. 217 pages.
•Bouabdellah, M., Chekroun, F., Alansari, A. and Margoum, D. 2016. The Granitoid-Related Tiouit Gold Deposit, Saghro Inlier, Eastern Anti-Atlas (Morocco): Neoproterozoic Mineralization by a polyphase Late-Magmatic to Hydrothermal System. In M. Bouabdellah and J.F. Slack (eds), Mineral Deposits of North Africa.
•Bouabdellah, M. and Levresse, G. 2016. The Boumâadine Polymetallic Ore Deposit, Eastern Anti-Atlas, Morocco: Evolution from massive Fe-As-Sn to epithermal Au-Ag-Zn±Cu mineralization in a Neoproterozoic

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resurgent Caldera environment. In Mineral Deposits of North Africa: Cham, Switzerland, Springer International Publishing, 133–142.
•Boumadine PEA Recommandation Technique : Sélection de Méthode de minage – Open Pit vs Underground. Submitted to Aya Silver & Gold Inc. on 28 July 2025.
•Boumadine_ Mining_Design Basis & Criteria. Submitted to Aya Silver & Gold Inc. on 24 September 2025
•BRPM. 1998. Gisement Polymétallique de Boumadine. Géologie et États des Réserves. BRPM, 30 p.
•Broothaers, L. 1977. Etude metallogenique du minerai de fer oolithique ordovicien de Imi N’Tourza (Sud Marocain). Notes Mem. Serv. Geol. Maroc, 263, 114 p.
•Chaker, M. 1997. Géochimie et Métallogénie de la mine d’or de Tiouit, Anti-Atlas oriental, Sud du Maroc. Thèse doctorat de 3ème cycle, Université de Quebec à Chicoutimi, 276 p.
•Cheilletz, A., Levresse, G., Gasquet, D., Azizi Samir, M.R., Zyadi, R. and Archibald, D. 2002. The Imiter epithermal silver deposit: a giant Neoproterozoic epithermal mineralization in the Anti-Atlas, Morocco. Mineralium Deposita 37, 772–781.
•Choubert G. 1947. GEOLOGIE-L’ACCIDENT MAJEUR DE L’ANTI-ATLAS. C R Hebd Seances Acad Sci 224, 1172–1173.
•Choubert G. 1963. Histoire géologique du Précambrien de l’Anti-Atlas. Notes et Mémoires du Service Géologique. Rabat, Morocco.
•CINF Engineering Co. Ltd. 2017. Morocco Au Leaching Test Report
•Corbett, G. 2009. Anatomy of Porphyry-related Au-Cu-Ag-Mo Mineralised Systems: Some Exploration Implications: Australian Institute of Geoscientists North Queensland Exploration Conference, dated June 2009.
•El Hadi H, Simancas JF, Martínez-Poyatos D et al. 2010. Structural and geochronological constraints on the evolution of the Bou Azzer Neoproterozoic ophiolite (Anti-Atlas, Morocco). Precambrian Res 182: p. 1–14. Doi:10.1016/j.precamres.2010.06.011.
•Epoch, Pre-Economic Assessment of the Boumadine Tailings Storage Facilities, Report No.: 255-100-REP-0-02-10-2024, Submitted to Aya Silver & Gold Inc. on December 9, 2024.
•Epoch, Updated to the Pre-Economic Assessment of the Boumadine Tailings Storage Facilities, Report No.: 255-100-REP-0-02-10-2024, Submitted to Aya Silver & Gold Inc. on November 20, 2025.
•Freton, R. 1988. Contribution à l’Étude Métallogénique ou District de Bou-Madine Anti-Atlas, Maroc, Environnement Tectonique et Concentrations Épithermales B.P.G.C à Ag et Au. Thèse de Doctorat, Institut National Polytechnique de Lorraine de Géologie Appliquée et de Prospection Minière, 63 pages.
•Gaboury, D. (2022a). Gisement polymétallique Boumadine (Au-Ag-Zn-Pb), Maroc : Contexte géologique et implications pour l’exploration. Rapport interne soumis à Aya Gold and Silver, 12 May 2022, 40 p.
•Gaboury, D. (2022b). Gisement polymétallique Boumadine (Au-Ag-Zn-Pb), Maroc : Revue de sondages sélectionnés de 2022 et bordures Sud et Ouest de la caldeira. Rapport interne soumis à Aya Gold and Silver, 15 December 2022, 52 p
•Gaboury, D. (2023a). Gisement polymétallique Boumadine (Au-Ag-Zn-Pb), Maroc : facteurs d’enrichissement en Zn et Au des minéralisations à sulfures. Report prepared for Aya Gold & Silver Inc., final version dated 5 August 2023, 50 p.

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•Gaboury, D. (2023b). Modèle régional de minéralisation à proximité du gisement polymétallique Boumadine (Au-Ag-Zn-Pb), Maroc. Report prepared for Aya Gold & Silver Inc., first version dated 22 November 2023, 40 p.
•Gaboury, D. (2023c). Transition latérale des styles de minéralisations polymétalliques, gisement Boumadine (Au-Ag-Zn-Pb), Maroc. Report prepared for Aya Gold & Silver Inc., second version dated 29 December 2023, 31 p.
•Gaboury, D. (2025a). Rapport sur les forages aux extrêmes Nord, Sud et Ouest, et en périphérie du BOU-DD22-036, gisement Boumadine (Au-Ag-Zn-Pb), Maroc. Report prepared for Aya Gold & Silver Inc., final version dated 5 June 2025, 28 p.
•Gaboury, D. (2025b). Étude des forages : BOU-DD25-600 (exploration Tanda), BOU-DD25-564 (forage profond zone centre), BOU-DD24-461, 463 (zones anomaliques en or). Report prepared for Aya Gold & Silver Inc., preliminary version dated 30 June 2025, 24 p.
•Gaboury, D. (2025c). Mise en contexte géologique et potentiel des permis régionaux, projet Boumadine, Maroc. Report prepared for Aya Gold & Silver Inc., final version dated 14 August 2025, 80 p.GCIM, Boumadine Project, TSF Preliminary Economic Assessment - Rapport du PEA du TSF Flottation Option 18.6 MT. September 17, 2025.
•GCIM, Boumadine Project, TSF Preliminary Economic Assessment - Rapport du PEA du TSF Flottation Option 18.6 MT. September 17, 2025
•GCIM, Boumadine Project, Alimentation en eau du Projet Boumadine - Evaluation Économique Préliminaire - Rapport Alimentation en eau. October 31, 2024
•Hannington, M.D., De Ronde, C.E.J. and Petersen, S. 2005. Seafloor Tectonics and Submarine Hydrothermal Systems. Economic Geology 100th Anniversary Volume, 111-142.
•Hefferan K, Soulaimani A, Samson SD et al. 2014. A reconsideration of Pan African orogenic cycle in the Anti-Atlas Mountains, Morocco. Journal of African Earth Sciences 98, 34–46. Doi:10.1016/j. jafrearsci.2014.03.007 Paile Y., Paris XI , Orsay, France, (1983) 290.
•Leistel, J.M. and Qadrouci, A. 1991. Le gisement argentifère d’Imiter (Protérozoîque supérieur de l’Anti-Atlas, Maroc). Contrôles des minéralisations, hypothèse génétique et perspectives pour l’exploration. Chron Rech Min 502, 5–22.
•Lelièvre, J. 2011. Essais minéralurgiques sur les résidus miniers du site Boumadine, Maroc – URSTM Rapport PU-2011-02-586.
•Levresse, G. 2001. Contribution à l’établissement d’un modèle génétique des gisements d’Imiter (Ag–Hg), Bou Madine (Pb –Zn –Cu –Ag–Au) et Bou Azzer (Co –Ni –As–Au –Ag) dans l’Anti-Atlas marocain. Unpubl. Ph.D. thesis, INPL, Nancy, France.
•Levresse, G., Cheilletz, A., Gasquet, D., Reisberg, L., Deloule, E., Marty, B. and Kyser, K. 2004. Osmium, sulphur, and helium isotopic results from the giant Neoproterozoic epithermal Imiter silver deposit, Morocco: evidence for a mantle source. Chemical Geology 207, 59-79.
•Maya – Boumadine – 500 TPD Polymetallic Ore Flotation Processing Flow – PDF File Shandong Xinhai Mining Machinery, No date.
•Mouttaqi, A., Rjimati, E.C. ., Maacha, L., Michard, A., Soulaimani, A. and Ibouh, A. 2001. LES PRINCIPALES MINES DU MAROC/Main Mines of Morocco, NOTES ET MÉMOIRES DU SERVICE GÉOLOGIQUE N° 564 Volume 9.

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•Ouguir, H., Macaudière J., Dagallier G., Qadrouci A. and Leistel J.M. 1994. Cadre structural du gîte Ag-Hg d’Imiter (Anti-Atlas, Maroc); Implication métallogénique. Bull. Soc. Géol. Fr. 165, 233–248.
•P&E Mining Consultants Inc. 2024. NI 43-101 Technical Report and updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco. Prepared for Aya Gold & Silver Inc. by Stone, W., Brown, F., Barry, J., Yassa, A., Feasby, G. and Puritch, E. Effective Date: May 08, 2024. Issue Date : May 31, 2024. 214 p.
•Paile, Y. 1983. Etude des séries volcaniques du Précambrien III de l'Ougnat (Anti-Atlas oriental, Maroc) et de ses minéralisations plombo-zincifères complexes associées (Gîte de Bou Madine), Thèse 3ème cycle, Université Paris, Orsay. 290 pages.
•Popov, A. and Belkasmi, A. 1983. Gisement de cuivre d’Oumjrane-Boukerzia. Rapport interne BRPM, 7 p. in Mouttaqi et al., 2001.
•Rapport sur les essais en laboratoire sur les échantillons du résidu de la mine Boumadine au Maroc. Nichromet Extraction Inc. 31 mai 2013.
•Read, J., & Stacey, P. (2009). Guidelines for open pit slope design. 496p. CRC Press/Balkema: Leiden.
•RockEng, Boumadine Project PEA Geomechanics. Report #24017-102. Submitted to Aya Silver & Gold Inc. on 30 January 2025.
•SCX Technology, Étude logistique du transport en vrac de minerai , October 2025
•SGS. 2018a. Memo Report, June 20, 2018.
•SGS. 2018b. An Investigation into the recovery of gold and silver from Boumâadine. Prepared for Maya Gold & Silver Inc - Project 16525-001A and 16525-02 – Final Report – December 18, 2018.
•SGS. 2022. An investigation into Metallurgical Testing of a Main Composite from the Boumadine Deposit. Prepared for Aya Gold & Silver Inc – Project 18098-01 – Final Report – Revision 1. Dated July 14, 2022. 233 pages.
•SGS. 2024. An investigation into the Boumaadine Deposit. Prepared for Boumadine Global Mining - Project 18098-02 - Final Report. Dated July 12, 2024. 287 pages.
•Sillitoe, R.H. 2010. Porphyry copper systems. Economic Geology 105, 3-41.
•Soulaimani A, Michard A, Ouanaimi H et al. 2014. Late Ediacaran–Cambrian structures and their reactivation during the Variscan and Alpine cycles in the Anti-Atlas (Morocco). Journal of African Earth Sciences 98, 94–112. Doi :10.1016/j.jafrearsci.2014.04.025.

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28.0CERTIFICATES

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CERTIFICATE OF QUALIFIED PERSON

To accompany the Report entitled *"Technical Report – Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco"* which is effective as of September 9, 2026 and issued on October 20th, 2026 (the "Technical Report") prepared for AYA Gold and Silver (the "Company").

I, *Cortney Palleske, P. Eng.*, do hereby certify:

1. I am currently employed as a Principal Geomechanics Consultant by RockEng Inc. (RockEng), located at 920 Princess Street, Suite 310, Kingston ON, Canada K7L 1H1.
2. I graduated from Queen's University with a Bachelor of Applied Science in 2005 and a Master of Applied Science in 2014.
3. I am a registered member of EGBC (Engineers and Geoscientists of British Columbia, membership #49303), OIQ (Ordre des Ingénieurs du Québec, membership #6076971), and PEO (Professional Engineers Ontario, membership #100548665).
4. I have worked as an Engineer in Geomechanics since my graduation from university in 2005. I have 20 years of experience in geomechanical engineering consulting and have worked on open pit and underground mining projects at all stages from scoping to operations and closure planning.
5. I have read the definition of "qualified person" set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be an independent qualified person for the purposes of NI 43-101;
6. I am independent of the issuer in accordance with the application of section 1.5 of National Instrument 43-101.
7. I am responsible for Sections 16.2 and parts of Sections 25, 27.
8. I have visited the Boumadine project site from June 5 to 7, 2024 and from July 7 to 16, 2026.
9. I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this Report.
10. I have read NI 43-101 and Form 43-101F1 and have prepared the Technical Report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

AYA GOLD & SILVER INC.            342

Dated this 20th day of October 2026

"Original Signed and Sealed"

Cortney Palleske, P.Eng.
RockEng Inc.

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epoch
mine residue and environmental engineering consultants

# CERTIFICATE OF QUALIFIED PERSON

To accompany the Report titled "Technical Report - Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco" which is effective as of September 9, 2026 and issue on October 20, 2026 (the "Technical Report") prepared for AYA Gold & Silver (the "Company").

I, *Dr George Papageorgiou, PrEng,* do hereby certify:

1. I am a Tailings Engineer with Epoch Resources (Pty) Ltd, with an office at Building Block B, Viscount Rd Office Park, 8 Viscount Rd, Bedfordview, Johannesburg, South Africa.
2. I graduated with a BSc Eng (Civil) (1991), a MSc Eng (Civil) (1994) and PhD Eng (Civil) (2004) from the University of the Witwatersrand, Johannesburg, South Africa.
3. I am a Registered Professional Engineer (Pr.Eng) with the Engineering Council of South Africa (ECSA), Registration Number 202503451
4. I have worked as an engineer in the fields of mining waste management and mine closure for a total of 35 years since my graduation in 1991. This includes twenty years as a Founding Partner and Director of Epoch Resources (Pty) Ltd.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I have not visited the site of the Project.
7. I have participated in the preparation of this Technical Report and am responsible for Section 18.5, 21.1.4, 21.1.5, 21.2.5, and contributed part of Sections 1, 25, 26 and 27.
8. I am independent of the issuer as described in section 1.5 of NI 43-101.
9. I have had no prior involvement with the Project
10. I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this Report.
11. Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three (3) years from the Company, or any associated or affiliated companies.
12. I have read NI 43-101 and have prepared the Technical Report in compliance with NI 43-101 and; and have prepared the report in conformity with generally accepted mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

| | |
|---|---|
| Physical Address | Ground Floor, Block A, Viscount Road Office Park |
| | 8 Viscount Road, Bedfordview, 2008 |
| Postal Address | PO Box 751306, Gardenview, 2047 |
| Telephone | +27 (11) 656 0380/1 |
| Facsimile | +27 (11) 502 3657 |
| Web Address | www.epochresources.co.za |
| Company Registration | Epoch Resources (Pty) Ltd, No 2005/007908/07 |
| Directors | G Papageorgiou, AC Savvas, K Lieske, T Short |
| Associate Consultant | Prof G Heymann |

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epoch resources (pty) ltd Page 2

Dated this 20th day of October 2026

*"Original document signed and sealed"*

*Dr George Papageorgiou, PrEng*

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CERTIFICATE OF AUTHOR

To accompany the Report entitled "Technical Report – Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco" which is effective as of September 9, 2026, and issued on October 20, 2026 (the "Technical Report") prepared for AYA Gold and Silver (the "Company").

I, Alessandra (Alex) Pheiffer, PrSciNat, do hereby certify that:

1 I am Technical Director: ESIA with SLR Consulting France SAS, of 2 Square Roger Genin, 38000, Grenoble.

2 I am a graduate from Rand Afrikaans University, in South Africa, in 2004 with a M,Sc Environmental Management.

3 I am registered as a Professional Natural Scientist (PrSciNat) in Environmental Science (Reg. No. 400183/05) with the South African Council for Natural Scientific Professions.

4 I have worked as an environmental scientist for a total of 24 years. My relevant experience for the purpose of the Technical Report is:

   a) Review and reporting as a consultant on many mining operations and projects for feasibility, due diligence and regulatory requirements.

   b) Operational experience for a period of one year as an Assistant to the Chief Environmental Officer within Anglo Platinum's Waterval Smelter in South Africa.

   c) Experience as an Environmental Scientist in coal, gold, silver, lead, zinc, copper, nickel, PGMs, iron, manganese, uranium, chrome, ferrochrome, bauxite.

5 I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be an independent qualified person for the purposes of NI 43-101.

6 I am independent of the Issuer applying the test set out in Section 1.5 of National Instrument 43-101.

7 I am responsible for Section 20 and co-authored Sections 1, 25, 26, and 28 of the Technical Report.

8 I visited the Boumadine project site between September 1-3, 2024 and January 19-20, 2026.

9 I have had no prior involvement with the property that is the subject of the Technical Report.

10 I have read NI 43-101, and have prepared the Technical Report in compliance with NI 43-101 and Form 43-101F1. At the effective date of the Technical Report, to the

1

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best of my knowledge, information, and belief, Section 20 and parts of Sections 1, 25, 26, and 28 contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 20th day of October, 2026

"Signed & Sealed"

____

Alex Pheiffer, PrSciNat

ESIA Consultant

2

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CCE MINING

CERTIFICATE OF QUALIFIED PERSON

Paul Gauthier

I, Paul Gauthier, P.Eng., certify that:

1. I am employed as a Senior Mining Engineer with CCE Mining, with an address of 301, 4230 Chambly St., Montreal, QC, H1X 3J7, Canada.

2. This certificate applies to the technical report titled "*Technical Report – Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco*" (the "Technical Report"), prepared for Aya Gold & Silver Inc. (the "Company"), with an effective date of September 9, 2026 (the "Effective Date").

3. I graduated from Université Laval with a Bachelor of Applied Science in Mining Engineering in 1977. I also hold a Diplôme d'études supérieures spécialisées (DESS) in Mining Engineering from the Université du Québec en Abitibi-Témiscamingue and a DESS in Engineering Management from the Université de Sherbrooke.

4. I am a Professional Engineer registered with the Ordre des ingénieurs du Québec (No. 31178).

5. I have practiced my profession continuously for over 40 years with experience in mine design, mine planning and scheduling, mining method selection, and mineral reserve estimation for underground and open pit operations, both in Canada and internationally. Previous polymetallic and base metal projects that I have worked on that have similar features to the Boumadine Project are: Cerro Los Gatos (silver, zinc and lead, Mexico), Raglan Mine (nickel and copper, Québec), and the Onaping Depth and Fraser Morgan projects (nickel and copper, Sudbury, Ontario).

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I *have not* visited the Boumadine Project property.

8. I am responsible for Items 16.1, 16.3 to 16.10, 18.4, 21.1.2 and 21.2.1, and portions of Items 1, 25, 26 and 27 of the Technical Report.

9. I am independent of Aya Gold & Silver Inc. as independence is defined in Section 1.5 of NI 43-101.

10. I *have had no* previous involvement with the Boumadine Project.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: October 20, 2026

"SIGNED AND SEALED"

Paul Gauthier, P.Eng.

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Lycopodium

CERTIFICATE OF QUALIFIED PERSON

I, Zunedbhai Shaikh, P.Eng., as an author of this report entitled "Updated Preliminary Economic Assessment for The Boumadine Polymetallic Project, Kingdom Of Morocco", prepared for Aya Gold and Silver Inc. and dated 20 October 2026, do hereby certify that:

1) I am a Lead Mechanical Engineer with Lycopodium (Americas) Ltd., with a business address at 5090 Explorer Dr, Suite 700, Mississauga, ON, L4W 4T9.

2) I am a graduate of the Toronto Metropolitan University (Formerly Ryerson University) in 2008 with a Bachelor of Engineering degree in Mechanical Engineering.

3) I am a Member of Professional Engineers of Ontario and registered as a Professional Engineer in the Province of Ontario (Registration No. 100137621). I have worked as a Mechanical Engineer for a total of 18 years since my graduation. My relevant experience for the purpose of the Technical Report is:

   - review and report as a consultant on numerous process facilities and mining projects around the world for due diligence and regulatory requirements
   - Lead Mechanical Engineer on numerous studies and detailed design projects in the mineral processing industry in Africa, Australia and Latin America.
   - Commissioning Engineer at numerous mineral processing plants in Africa, Australia and Latin America.

4) I have read the definition of 'qualified person' set out in National Instrument 43-101 ('NI 43-101') and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a 'qualified person' for the purposes of NI 43-101.

5) I have not visited the Boumadine Project site.

6) I am responsible for all of preparation of Item Nos. 18.1 to 18.3, 18.6 to 18.13, and Co-Author 1, 25, 27 of the Technical Report.

7) I am independent of the Issuer applying the test set out in Section 1.5.(4) of NI 43-101.

8) I was involved in the previous Technical Report on the Boumadine Project's preliminary economic assessment.

ADM-FRM-037_0 Lycopodium

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Lycopodium

9) I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10) To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 20th day of Ocotber, 2026

[Signed and Sealed]

Zunedbhai Shaikh, P.Eng

ADM-FRM-037_0 Lycopodium

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Lycopodium

CERTIFICATE OF QUALIFIED PERSON

I, Ruan Pierre Venter, P.Eng., as an author of this report entitled "Technical Report – Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco", prepared for Aya Gold & Silver inc., with an effective date of September 9, 2026 ("Technical Report"), do hereby certify that:

1) I am a General Manager of Process with Lycopodium (Americas) Ltd. My office address is 5090 Explorer Dr, Suite 700, Mississauga, ON, L4W 4T9.

2) I am a graduate of the North-West University, South Africa in 2011 with a Bachelor of Engineering degree in Chemical Engineering with Specialization in Mineral Processing.

3) I am a member of Professional Engineers Ontario and registered as a Professional Engineer with membership #100592368. I have worked as a metallurgical and process engineer for a total of 15 years since my graduation. My relevant experience for the purpose of the Technical Report is:

   – Metallurgical and operational experience in platinum flotation, chromite foundry sands, and gold operations within South Africa and East Africa; and

   – Lead process engineer on gold and sulphide flotation projects ranging from testwork management, all phases of studies and detail design up to commissioning of numerous projects as well as commissioning manager on three in Africa and Canada.

4) I have read the definition of 'qualified person' set out in National Instrument 43-101 ('NI 43-101') and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a 'qualified person' for the purposes of NI 43-101.

5) I have not visited the Boumadine Polymetallic Project.

6) I am responsible for all of preparation of Item Nos. 1.8, 1.11, 1.13.2, 13, 17, 21.2.2, 21.2.3, 24.2, 25.3, 25.7, 26.4 of the Technical Report.

7) I am independent of the Issuer applying the test set out in Section 1.5.(4) of NI 43-101.

8) I have been involved in the previous study phases of the Boumadine Polymetallic Project.

9) I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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Lycopodium

10) At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 20th day of October, 2026

" Original Signed and Sealed"

Ruan Pierre Venter, P.Eng.

ADM-FRM-037_0 Lycopodium

AYA GOLD & SILVER INC.            353

Lycopodium

CERTIFICATE OF QUALIFIED PERSON

I, Preetham Nayak, P. Eng., as an author of this report entitled "Updated Preliminary Economic Assessment for The Boumadine Polymetallic Project, Kingdom Of Morocco", prepared for Aya Gold and Silver Inc. and dated 9 September 2026, do hereby certify that:

1) I am a Senior Study Manager with Lycopodium (Americas) Ltd., with a business address at 570-789 West Pender Street, Vancouver, BC V6C 1H2.

2) I am a graduate of the University of British Columbia with a Masters of Applied Science degree, honours Mining Engineering, 2015 and a graduate of the National Institute of Technology Karnataka, India with a Bachelors of Technology degree in Mining Engineering, 2010.

3) I am a Member of Engineers and Geoscientists British Columbia and registered as a Professional Engineer in the province of British Columbia (Licence Number 47553). I have practiced my profession in the mining and metals industry continuously since graduation.

4) My relevant experience for the purpose of the Technical Report includes:

   - Over 10 years of experience with design and management of mining projects
   - review and report as a consultant on numerous process facilities and mining projects around the world for due diligence and regulatory requirements
   - Study manager for several preliminary economic assessment studies in Africa, Australia and Asia.
   - Development, execution and interpretation of capital cost estimate and cashflow modelling in precious metals and base metals projects

5) I have read the definition of 'qualified person' set out in National Instrument 43-101 ('NI 43-101') and certify that by virtue of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a 'qualified person' for the purposes of NI 43-101.

6) I have not visited the Boumadine Project site.

7) I am responsible for Sections 1.1, 1.10.1, 1.11, 1.13, 2, 3.2, 19, 21.1.1, 21.1.3, 21.1.6-21.1.10, 21.2.4, 22, 24.1, 25.6, 25.8, 25.9, 26.1, 26.7 and 27 of the Technical Report.

ADM-FRM-037_0 Lycopodium

AYA GOLD & SILVER INC.            354

Lycopodium

8) I was involved in the previous Technical Report on the Boumadine Project's preliminary economic assessment.

9) I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10) To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 20th day of October 2026

[Signed and Sealed]

Preetham Nayak, P. Eng.

ADM-FRM-037_0 Lycopodium

AYA GOLD & SILVER INC.            355

Appendix AQAQC CRM PLOTS

CRM plots with certified values include only, includes four acid digestion. In some cases CRM’s with extreme values relating to mis-labelling or sample swaps have been removed from the images below.
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Appendix BSTATISTICAL VALIDATION - UNCAPPED VS CAPPED COMPOSITES

Uncapped composites vs capped composites

Domain	Element	Uncapped comps mean	Uncapped comps COV	Capped comps mean	Capped comps COV	St difference (mean)	% Difference (mean)	Straight difference (COV)
1003	Ag (g/t)	44.31	2.25	44.31	2.25	0	0	0
1003	Au (g/t)	0.56	1.25	0.56	1.25	0	0	0
1003	Pb (%)	0.42	1.69	0.42	1.69	0	0	0
1003	Zn (%)	1.87	2.28	1.87	2.28	0	0	0
1003	Cu (%)	0.09	1.5	0.09	1.49	0	0	-0.01
1003	Fe (%)	17.31	1.74	17.31	1.74	0	0	0
1004	Ag (g/t)	65.42	0.93	65.42	0.93	0	0	0
1004	Au (g/t)	0.35	0.92	0.35	0.92	0	0	0
1004	Pb (%)	1.79	1.27	1.79	1.27	0	0	0
1004	Zn (%)	2.57	0.71	2.57	0.71	0	0	0
1004	Cu (%)	0.06	1.4	0.06	1.4	0	0	0
1004	Fe (%)	14.52	0.87	13.01	0.76	-1.51	-0.1	-0.1
1005	Ag (g/t)	73.82	0.92	73.82	0.92	0	0	0
1005	Au (g/t)	0.47	0.53	0.47	0.53	0	0	0
1005	Pb (%)	0.27	0.37	0.27	0.37	0	0	0
1005	Zn (%)	1.05	0.37	1.05	0.37	0	0	0
1005	Cu (%)	0.03	0.9	0.03	0.9	0	0	0
1005	Fe (%)	10.88	0.77	10.88	0.77	0	0	0
1006	Ag (g/t)	30.75	0.65	30.75	0.65	0	0	0
1006	Au (g/t)	0.38	0.8	0.38	0.8	0	0	0
1006	Pb (%)	0.45	0.74	0.45	0.74	0	0	0
1006	Zn (%)	1.45	0.75	1.45	0.75	0	0	0
1006	Cu (%)	0.02	0.71	0.02	0.71	0	0	0
1006	Fe (%)	11.99	0.97	11.99	0.97	0	0	0
1007	Ag (g/t)	200.32	1.61	177.74	1.57	-22.58	-0.11	-0.05
1007	Au (g/t)	0.64	0.58	0.64	0.58	0	0	0
1007	Pb (%)	0.53	0.94	0.53	0.94	0	0	0
1007	Zn (%)	2.51	1.37	2.51	1.37	0	0	0
1007	Cu (%)	0.23	1.41	0.23	1.41	0	0	0
1007	Fe (%)	14.65	0.63	13.61	0.55	-1.04	-0.07	-0.08
1011	Ag (g/t)	57.16	0.72	57.16	0.72	0	0	0
1011	Au (g/t)	1.59	0.95	1.59	0.95	0	0	0
1011	Pb (%)	0.47	0.69	0.47	0.69	0	0	0
1011	Zn (%)	0.92	0.73	0.92	0.73	0	0	0
1011	Cu (%)	0.03	0.89	0.03	0.89	0	0	0
1011	Fe (%)	35.59	0.87	35.59	0.87	0	0	0
1012	Ag (g/t)	129.23	0.38	129.23	0.38	0	0	0
1012	Au (g/t)	1	0.86	1	0.86	0	0	0
1012	Pb (%)	1.24	0.86	1.24	0.86	0	0	0
1012	Zn (%)	2.26	0.93	2.26	0.93	0	0	0
1012	Cu (%)	0.31	0.63	0.31	0.63	0	0	0
1012	Fe (%)	22.78	0.46	22.78	0.46	0	0	0
1013	Ag (g/t)	29.75	0.7	29.75	0.7	0	0	0
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1013	Au (g/t)	0.12	0.91	0.12	0.91	0	0	0
1013	Pb (%)	0.49	1.34	0.49	1.34	0	0	0
1013	Zn (%)	1.07	1.39	1.07	1.39	0	0	0
1013	Cu (%)	0.03	0.38	0.03	0.38	0	0	0
1013	Fe (%)	17.39	0.76	17.39	0.76	0	0	0
1030	Ag (g/t)	130.13	1.25	130.13	1.25	0	0	0
1030	Au (g/t)	2.29	1.92	2.29	1.92	0	0	0
1030	Pb (%)	1.64	1.2	1.64	1.2	0	0	0
1030	Zn (%)	7.65	1.37	7.65	1.37	0	0	0
1030	Cu (%)	0.21	1.85	0.21	1.85	0	0	0
1030	Fe (%)	21.76	1.09	21.76	1.09	0	0	0
1031	Ag (g/t)	99.97	1.34	96.85	1.32	-3.13	-0.03	-0.02
1031	Au (g/t)	1.31	3.26	1.31	3.26	0	0	0
1031	Pb (%)	0.88	1.36	0.88	1.36	0	0	0
1031	Zn (%)	2.43	2.11	2.43	2.11	0	0	0
1031	Cu (%)	0.06	2.25	0.06	2.25	0	0.01	0
1031	Fe (%)	19.63	1.85	19.63	1.85	0	0	0
1033	Ag (g/t)	20.62	0.83	20.62	0.83	0	0	0
1033	Au (g/t)	0.99	0.96	0.99	0.96	0	0	0
1033	Pb (%)	0.24	0.71	0.24	0.71	0	0	0
1033	Zn (%)	0.36	1.06	0.36	1.06	0	0	0
1033	Cu (%)	0.03	1.57	0.03	1.54	0	0.02	-0.03
1033	Fe (%)	12.42	0.7	12.42	0.7	0	0	0
1040	Ag (g/t)	85.8	1.05	85.8	1.05	0	0	0
1040	Au (g/t)	2.58	1.34	2.45	1.34	-0.12	-0.05	0
1040	Pb (%)	2.14	1.83	2.14	1.83	0	0	0
1040	Zn (%)	3.84	2.07	3.84	2.07	0	0	0
1040	Cu (%)	0.06	1.07	0.06	1.06	0	0.01	0
1040	Fe (%)	24.28	0.81	24.28	0.81	0	0	0
1041	Ag (g/t)	148.18	1.49	148.18	1.49	0	0	0
1041	Au (g/t)	1.74	2.08	1.67	2.12	-0.08	-0.04	0.05
1041	Pb (%)	2.16	1.49	2.16	1.49	0	0	0
1041	Zn (%)	3.57	1.43	3.49	1.43	-0.08	-0.02	0
1041	Cu (%)	0.04	1.26	0.04	1.26	0	0	0
1041	Fe (%)	19.96	0.96	19.96	0.96	0	0	0
1050	Ag (g/t)	46.76	1.27	46.76	1.27	0	0	0
1050	Au (g/t)	2.65	1.5	2.65	1.5	0	0	0
1050	Pb (%)	0.93	2.06	0.93	2.06	0	0	0
1050	Zn (%)	2.91	2.03	2.75	1.97	-0.17	-0.06	-0.06
1050	Cu (%)	0.35	1.48	0.35	1.48	0	0	0
1050	Fe (%)	22.58	1.29	22.58	1.29	0	0	0
1051	Ag (g/t)	27.98	0.81	27.98	0.81	0	0	0
1051	Au (g/t)	0.3	0.46	0.3	0.46	0	0	0
1051	Pb (%)	0.11	0.63	0.11	0.63	0	0	0
1051	Zn (%)	0.04	0.91	0.04	0.91	0	0	0
1051	Cu (%)	0.01	0.84	0.01	0.73	0	0.06	-0.11
1051	Fe (%)	3.67	0.1	3.67	0.1	0	0	0
1052	Ag (g/t)	48.42	1.37	48.42	1.37	0	0	0
1052	Au (g/t)	0.78	1.32	0.78	1.32	0	0	0
1052	Pb (%)	0.82	1.23	0.82	1.23	0	0	0
1052	Zn (%)	0.87	1.27	0.87	1.27	0	0	0
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1052	Cu (%)	0.19	2.84	0.11	1.39	-0.08	-0.41	-1.45
1052	Fe (%)	17.67	0.98	17.67	0.98	0	0	0
1053	Ag (g/t)	39.73	0.57	39.73	0.57	0	0	0
1053	Au (g/t)	0.84	0.3	0.84	0.3	0	0	0
1053	Pb (%)	0.68	1.04	0.68	1.04	0	0	0
1053	Zn (%)	1.92	1.3	1.92	1.3	0	0	0
1053	Cu (%)	0.07	0.51	0.07	0.51	0	0	0
1053	Fe (%)	13.65	0.3	13.65	0.3	0	0	0
1054	Ag (g/t)	22.97	1.34	22.97	1.34	0	0	0
1054	Au (g/t)	0.05	1.19	0.05	1.19	0	0	0
1054	Pb (%)	0.97	1.7	0.97	1.7	0	0	0
1054	Zn (%)	1.98	2.14	1.98	2.14	0	0	0
1054	Cu (%)	0.25	0.86	0.25	0.86	0	0	0
1054	Fe (%)	9.14	1.48	9.14	1.48	0	0	0
1055	Ag (g/t)	296.3	0.68	296.3	0.68	0	0	0
1055	Au (g/t)	0.72	0.7	0.72	0.7	0	0	0
1055	Pb (%)	4.74	0.7	4.74	0.7	0	0	0
1055	Zn (%)	4.53	0.85	4.53	0.85	0	0	0
1055	Cu (%)	0.07	0.92	0.07	0.92	0	0	0
1055	Fe (%)	20.67	0.71	20.67	0.71	0	0	0
1056	Ag (g/t)	49.3	0.64	49.3	0.64	0	0	0
1056	Au (g/t)	0.71	0.98	0.71	0.98	0	0	0
1056	Pb (%)	0.69	1.57	0.69	1.57	0	0	0
1056	Zn (%)	0.65	1.12	0.65	1.12	0	0	0
1056	Cu (%)	0.46	0.61	0.46	0.61	0	0	0
1056	Fe (%)	40.23	0.91	37.39	0.81	-2.84	-0.07	-0.1
1061	Ag (g/t)	122.19	0.6	122.19	0.6	0	0	0
1061	Au (g/t)	0.62	0.78	0.62	0.78	0	0	0
1061	Pb (%)	2.82	0.59	2.82	0.59	0	0	0
1061	Zn (%)	6.75	0.85	6.75	0.85	0	0	0
1061	Cu (%)	0.03	0.11	0.03	0.03	0	0.14	-0.08
1061	Fe (%)	28.03	0.52	28.03	0.52	0	0	0
1062	Ag (g/t)	22.45	1.35	22.45	1.35	0	0	0
1062	Au (g/t)	0.06	0.85	0.06	0.85	0	0	0
1062	Pb (%)	5.21	1.41	5.21	1.41	0	0	0
1062	Zn (%)	10.88	1.41	9.91	1.41	-0.97	-0.09	0
1062	Cu (%)	0.22	0.66	0.22	0.66	0	0.01	0
1062	Fe (%)	17.55	0.74	17.55	0.74	0	0	0
1063	Ag (g/t)	3.08	0.77	3.08	0.77	0	0	0
1063	Au (g/t)	7.94	0.48	7.94	0.48	0	0	0
1063	Pb (%)	0.02	0.64	0.02	0.64	0	0	0
1063	Zn (%)	0.03	0.86	0.03	0.86	0	0	0
1063	Cu (%)	0.02	0.54	0.02	0.54	0	0	0
1063	Fe (%)	34.44	0.83	34.44	0.83	0	0	0
1090	Ag (g/t)	258.26	1.94	258.26	1.94	0	0	0
1090	Au (g/t)	3.77	1.31	3.77	1.31	0	0	0
1090	Pb (%)	2.87	2.39	2.87	2.39	0	0	0
1090	Zn (%)	9.41	1.89	9.35	1.88	-0.06	-0.01	-0.01
1090	Cu (%)	0.24	1.93	0.24	1.93	0	0	-0.01
1090	Fe (%)	44.69	0.99	43.29	0.89	-1.4	-0.03	-0.1
1091	Ag (g/t)	432.92	1.61	394.35	1.27	-38.57	-0.09	-0.34
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1091	Au (g/t)	1.68	1.17	1.65	1.11	-0.04	-0.02	-0.06
1091	Pb (%)	3.07	1.27	2.74	1.04	-0.33	-0.11	-0.23
1091	Zn (%)	4.68	1.04	4.43	0.92	-0.25	-0.05	-0.12
1091	Cu (%)	0.14	2.22	0.14	2.13	0	-0.03	-0.09
1091	Fe (%)	32.27	0.77	32.27	0.77	0	0	0
1092	Ag (g/t)	91.96	1.89	91.96	1.89	0	0	0
1092	Au (g/t)	4.19	1.9	4.19	1.9	0	0	0
1092	Pb (%)	1.25	1.14	1.25	1.14	0	0	0
1092	Zn (%)	3.2	1.75	3.2	1.75	0	0	0
1092	Cu (%)	0.27	1.67	0.27	1.66	0	0	0
1092	Fe (%)	43.15	1.27	43.15	1.27	0	0	0
1093	Ag (g/t)	329.44	2.49	329.44	2.49	0	0	0
1093	Au (g/t)	2.51	1.53	2.51	1.53	0	0	0
1093	Pb (%)	1.04	1.3	1.04	1.3	0	0	0
1093	Zn (%)	3.26	1.66	3.26	1.66	0	0	0
1093	Cu (%)	0.22	1.55	0.22	1.55	0	0	0
1093	Fe (%)	29.68	0.95	29.68	0.95	0	0	0
1094	Ag (g/t)	105.6	1.04	105.6	1.04	0	0	0
1094	Au (g/t)	6.21	1.2	6.21	1.2	0	0	0
1094	Pb (%)	1.19	0.77	1.19	0.77	0	0	0
1094	Zn (%)	1.51	1.11	1.51	1.11	0	0	0
1094	Cu (%)	0.2	1.24	0.2	1.23	0	0	0
1094	Fe (%)	49.41	0.71	49.41	0.71	0	0	0
1201	Ag (g/t)	1095.83	1.65	1058.78	1.64	-37.05	-0.03	-0.01
1201	Au (g/t)	5.78	1.17	5.78	1.17	0	0	0
1201	Pb (%)	10.26	1.72	10.21	1.73	-0.05	-0.01	0.01
1201	Zn (%)	12.92	1.01	12.87	1.01	-0.05	0	0
1201	Cu (%)	0.22	0.93	0.22	0.93	0	0	0
1201	Fe (%)	78.75	0.88	78.75	0.88	0	0	0
1202	Ag (g/t)	110.65	2.3	110.65	2.3	0	0	0
1202	Au (g/t)	1.96	2.99	1.63	2.84	-0.33	-0.17	-0.15
1202	Pb (%)	1.17	2.25	1.17	2.25	0	0	0
1202	Zn (%)	2.74	1.89	2.74	1.89	0	0	0
1202	Cu (%)	0.1	2.71	0.1	2.7	0	0	-0.01
1202	Fe (%)	19.41	1.52	14.19	1.09	-5.21	-0.27	-0.43
1203	Ag (g/t)	71.92	2.04	71.92	2.04	0	0	0
1203	Au (g/t)	1.48	2.78	1.48	2.78	0	0	0
1203	Pb (%)	1.4	1.96	1.4	1.96	0	0	0
1203	Zn (%)	3.14	1.93	3.14	1.93	0	0	0
1203	Cu (%)	0.05	1.59	0.05	1.58	0	0	0
1203	Fe (%)	18.33	1.61	18.33	1.61	0	0	0
1208	Ag (g/t)	21.12	0.65	21.12	0.65	0	0	0
1208	Au (g/t)	0.58	0.32	0.58	0.32	0	0	0
1208	Pb (%)	0.16	0.71	0.16	0.71	0	0	0
1208	Zn (%)	0.16	0.97	0.16	0.97	0	0	0
1208	Cu (%)	0.04	0.89	0.04	0.87	0	0.01	-0.02
1208	Fe (%)	13.18	0.58	13.18	0.58	0	0	0
1209	Ag (g/t)	20.16	0.83	20.16	0.83	0	0	0
1209	Au (g/t)	0.57	1.74	0.57	1.74	0	0	0
1209	Pb (%)	0.36	0.7	0.36	0.7	0	0	0
1209	Zn (%)	1.34	0.82	1.34	0.82	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        430

1209	Cu (%)	0.18	1.75	0.18	1.75	0	0	0
1209	Fe (%)	7.77	0.58	7.77	0.58	0	0	0
1304	Ag (g/t)	29.04	0.4	29.04	0.4	0	0	0
1304	Au (g/t)	1.12	0.79	1.12	0.79	0	0	0
1304	Pb (%)	1.41	0.99	1.41	0.99	0	0	0
1304	Zn (%)	1.28	0.84	1.28	0.84	0	0	0
1304	Cu (%)	0.07	0.4	0.07	0.37	0	0.02	-0.02
1304	Fe (%)	24.37	0.63	24.37	0.63	0	0	0
1305	Ag (g/t)	54.67	1.31	54.67	1.31	0	0	0
1305	Au (g/t)	2.3	1.54	2.3	1.54	0	0	0
1305	Pb (%)	0.58	1.46	0.58	1.46	0	0	0
1305	Zn (%)	1.03	1.38	1.03	1.38	0	0	0
1305	Cu (%)	0.16	1.05	0.16	1.05	0	0	0
1305	Fe (%)	31.91	0.82	31.06	0.75	-0.85	-0.03	-0.07
1306	Ag (g/t)	144.14	1.15	144.14	1.15	0	0	0
1306	Au (g/t)	2.74	1.74	2.74	1.74	0	0	0
1306	Pb (%)	1.37	1.13	1.37	1.13	0	0	0
1306	Zn (%)	2.48	1.32	2.48	1.32	0	0	0
1306	Cu (%)	0.21	1.45	0.21	1.45	0	0	0
1306	Fe (%)	31.39	1.19	31.39	1.19	0	0	0
1310	Ag (g/t)	46.17	0.9	46.17	0.9	0	0	0
1310	Au (g/t)	2.67	1.27	2.67	1.27	0	0	0
1310	Pb (%)	0.99	1.3	0.99	1.3	0	0	0
1310	Zn (%)	2.32	1.67	2.32	1.67	0	0	0
1310	Cu (%)	0.17	1.16	0.17	1.16	0	0	0
1310	Fe (%)	33.37	0.95	33.37	0.95	0	0	0
1311	Ag (g/t)	43.29	1.11	43.29	1.11	0	0	0
1311	Au (g/t)	1.31	2.01	1.31	2.01	0	0	0
1311	Pb (%)	0.12	0.62	0.12	0.62	0	0	0
1311	Zn (%)	0.43	0.76	0.43	0.76	0	0	0
1311	Cu (%)	0.1	0.96	0.1	0.96	0	0	0
1311	Fe (%)	32.96	1.12	27.39	0.91	-5.57	-0.17	-0.21
1312	Ag (g/t)	44.6	1.78	44.6	1.78	0	0	0
1312	Au (g/t)	0.83	1.78	0.83	1.78	0	0	0
1312	Pb (%)	0.58	0.96	0.58	0.96	0	0	0
1312	Zn (%)	3.18	2.43	3.18	2.43	0	0	0
1312	Cu (%)	0.1	1.61	0.1	1.58	0	0.01	-0.03
1312	Fe (%)	15.19	1.13	15.19	1.13	0	0	0
1313	Ag (g/t)	38.1	1.89	38.1	1.89	0	0	0
1313	Au (g/t)	0.21	1.02	0.21	1.02	0	0	0
1313	Pb (%)	2.75	2.07	2.75	2.07	0	0	0
1313	Zn (%)	2.44	0.86	2.44	0.86	0	0	0
1313	Cu (%)	0.04	0.87	0.04	0.89	0	0.04	0.01
1313	Fe (%)	10.56	0.5	10.56	0.5	0	0	0
1314	Ag (g/t)	24.01	0.88	24.01	0.88	0	0	0
1314	Au (g/t)	1.25	0.92	1.25	0.92	0	0	0
1314	Pb (%)	0.32	1.22	0.32	1.22	0	0	0
1314	Zn (%)	0.49	1.55	0.49	1.55	0	0	0
1314	Cu (%)	0.12	0.91	0.12	0.9	0	0	-0.01
1314	Fe (%)	23.93	0.5	23.93	0.5	0	0	0
1331	Ag (g/t)	39.9	0.84	39.9	0.84	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        431

1331	Au (g/t)	1.49	1.84	1.49	1.84	0	0	0
1331	Pb (%)	2.13	1.74	2.13	1.74	0	0	0
1331	Zn (%)	2.18	0.93	2.18	0.93	0	0	0
1331	Cu (%)	0.11	1.43	0.11	1.43	0	0.01	-0.01
1331	Fe (%)	21.34	0.84	21.34	0.84	0	0	0
1341	Ag (g/t)	41.69	1.47	41.69	1.47	0	0	0
1341	Au (g/t)	0.75	1.52	0.75	1.52	0	0	0
1341	Pb (%)	2.68	2.45	2.68	2.45	0	0	0
1341	Zn (%)	4.24	1.69	4.24	1.69	0	0	0
1341	Cu (%)	0.12	1.8	0.12	1.79	0	0.01	-0.01
1341	Fe (%)	18.34	0.81	18.34	0.81	0	0	0
1403	Ag (g/t)	36.95	0.81	36.95	0.81	0	0	0
1403	Au (g/t)	0.89	1.45	0.89	1.45	0	0	0
1403	Pb (%)	3.68	1.42	3.68	1.42	0	0	0
1403	Zn (%)	3.36	0.74	3.36	0.74	0	0	0
1403	Cu (%)	0.09	0.65	0.09	0.65	0	0.01	0
1403	Fe (%)	32.88	0.55	32.88	0.55	0	0	0
1404	Ag (g/t)	22.84	1.17	22.84	1.17	0	0	0
1404	Au (g/t)	0.21	1.37	0.21	1.37	0	0	0
1404	Pb (%)	0.39	0.83	0.39	0.83	0	0	0
1404	Zn (%)	1.39	1.27	1.39	1.27	0	0	0
1404	Cu (%)	0.06	2.39	0.07	2.36	0	0.01	-0.02
1404	Fe (%)	11.09	0.58	11.09	0.58	0	0	0
1407	Ag (g/t)	45	1.25	45	1.25	0	0	0
1407	Au (g/t)	2.57	2.62	1.99	2.26	-0.58	-0.22	-0.36
1407	Pb (%)	0.98	1.3	0.98	1.3	0	0	0
1407	Zn (%)	1.76	1.18	1.76	1.18	0	0	0
1407	Cu (%)	0.15	1.55	0.15	1.54	0	0.01	-0.01
1407	Fe (%)	39.15	1.21	39.15	1.21	0	0	0
1501	Ag (g/t)	207.96	1.23	207.96	1.23	0	0	0
1501	Au (g/t)	2.23	1.2	2.14	1.14	-0.09	-0.04	-0.06
1501	Pb (%)	2.64	1.27	2.64	1.27	0	0	0
1501	Zn (%)	5.15	1.32	5.15	1.32	0	0	0
1501	Cu (%)	0.08	1.19	0.08	1.18	0	0.01	-0.01
1501	Fe (%)	37.53	0.89	37.53	0.89	0	0	0
1502	Ag (g/t)	275.26	1.53	275.26	1.53	0	0	0
1502	Au (g/t)	1.2	1.02	1.2	1.02	0	0	0
1502	Pb (%)	2.51	1.26	2.51	1.26	0	0	0
1502	Zn (%)	6.3	1.23	6.19	1.24	-0.12	-0.02	0.01
1502	Cu (%)	0.06	1.49	0.06	1.48	0	0.01	-0.01
1502	Fe (%)	24.74	0.86	24.74	0.86	0	0	0
1503	Ag (g/t)	236.47	1.4	230.2	1.36	-6.27	-0.03	-0.04
1503	Au (g/t)	1.2	1.04	1.2	1.04	0	0	0
1503	Pb (%)	2.48	1.52	2.38	1.44	-0.1	-0.04	-0.07
1503	Zn (%)	4.92	1.32	4.92	1.32	0	0	0
1503	Cu (%)	0.13	1.64	0.13	1.63	0	0	-0.01
1503	Fe (%)	32.7	0.96	32.7	0.96	0	0	0
1504	Ag (g/t)	252.69	1.33	252.69	1.33	0	0	0
1504	Au (g/t)	2.36	1.26	1.9	1.02	-0.46	-0.2	-0.25
1504	Pb (%)	2.32	1.52	2.32	1.52	0	0	0
1504	Zn (%)	3.79	1.46	3.79	1.46	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        432

1504	Cu (%)	0.05	0.92	0.05	0.92	0	0	0
1504	Fe (%)	30.13	0.86	30.13	0.86	0	0	0
1505	Ag (g/t)	102.06	1.06	102.06	1.06	0	0	0
1505	Au (g/t)	0.75	1.26	0.75	1.26	0	0	0
1505	Pb (%)	0.95	1.44	0.95	1.44	0	0	0
1505	Zn (%)	1.73	1.26	1.73	1.26	0	0	0
1505	Cu (%)	0.04	1.28	0.04	1.24	0	0.02	-0.04
1505	Fe (%)	19.15	1.13	19.15	1.13	0	0	0
1601	Ag (g/t)	21.82	1.09	21.82	1.09	0	0	0
1601	Au (g/t)	0.16	0.71	0.16	0.71	0	0	0
1601	Pb (%)	1.28	1.46	1.28	1.46	0	0	0
1601	Zn (%)	1.81	0.76	1.81	0.76	0	0	0
1601	Cu (%)	0.09	0.98	0.09	0.98	0	0	0
1601	Fe (%)	13.68	0.55	13.68	0.55	0	0	0
1614	Ag (g/t)	14.43	0.88	14.43	0.88	0	0	0
1614	Au (g/t)	0.47	0.91	0.47	0.91	0	0	0
1614	Pb (%)	0.1	0.78	0.1	0.78	0	0	0
1614	Zn (%)	0.09	0.69	0.09	0.69	0	0	0
1614	Cu (%)	0.04	0.99	0.04	0.98	0	0	0
1614	Fe (%)	12.88	0.76	12.88	0.76	0	0	0
1631	Ag (g/t)	87.23	0.81	87.23	0.81	0	0	0
1631	Au (g/t)	1.74	0.98	1.74	0.98	0	0	0
1631	Pb (%)	1.67	0.8	1.67	0.8	0	0	0
1631	Zn (%)	2.16	1.17	2.16	1.17	0	0	0
1631	Cu (%)	0.06	0.77	0.06	0.75	0	0.02	-0.02
1631	Fe (%)	35.63	0.68	35.63	0.68	0	0	0
1632	Ag (g/t)	77.03	1.55	64.12	1.28	-12.91	-0.17	-0.27
1632	Au (g/t)	3.18	1.39	2.81	1.25	-0.38	-0.12	-0.14
1632	Pb (%)	1.44	1.94	0.82	0.77	-0.62	-0.43	-1.18
1632	Zn (%)	1.97	0.67	1.97	0.67	0	0	0
1632	Cu (%)	0.13	1.4	0.12	1.22	-0.02	-0.11	-0.18
1632	Fe (%)	33.16	0.99	33.16	0.99	0	0	0
2002	Ag (g/t)	72.51	1.87	72.51	1.87	0	0	0
2002	Au (g/t)	3.65	1.97	3.65	1.97	0	0	0
2002	Pb (%)	2.27	2.03	2.27	2.03	0	0	0
2002	Zn (%)	3.34	2.05	3.34	2.05	0	0	0
2002	Cu (%)	0.08	1.35	0.08	1.34	0	0.01	-0.02
2002	Fe (%)	31.48	1.01	31.48	1.01	0	0	0
2004	Ag (g/t)	186.38	1.23	186.38	1.23	0	0	0
2004	Au (g/t)	3.2	1.02	3.2	1.02	0	0	0
2004	Pb (%)	1.23	1.32	1.23	1.32	0	0	0
2004	Zn (%)	4.94	1.02	4.94	1.02	0	0	0
2004	Cu (%)	0.3	1.28	0.31	1.27	0	0	-0.01
2004	Fe (%)	43.24	0.72	43.24	0.72	0	0	0
2005	Ag (g/t)	19.57	0.85	19.57	0.85	0	0	0
2005	Au (g/t)	0.26	1.68	0.26	1.68	0	0	0
2005	Pb (%)	0.41	1.48	0.41	1.48	0	0	0
2005	Zn (%)	1.62	1.18	1.62	1.18	0	0	0
2005	Cu (%)	0.01	0.63	0.01	0.62	0	0.03	-0.01
2005	Fe (%)	13.43	0.58	13.43	0.58	0	0	0
2006	Ag (g/t)	32.99	0.89	32.99	0.89	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        433

2006	Au (g/t)	0.62	2.32	0.62	2.32	0	0	0
2006	Pb (%)	2.81	1.9	1.86	1.52	-0.95	-0.34	-0.39
2006	Zn (%)	1.74	1.09	1.74	1.09	0	0	0
2006	Cu (%)	0.03	1.3	0.03	1.28	0	0.01	-0.01
2006	Fe (%)	12.1	1.05	12.1	1.05	0	0	0
2009	Ag (g/t)	69.51	0.79	69.51	0.79	0	0	0
2009	Au (g/t)	2.71	1.04	2.71	1.04	0	0	0
2009	Pb (%)	1.69	1.41	1.69	1.41	0	0	0
2009	Zn (%)	2.63	0.63	2.63	0.63	0	0	0
2009	Cu (%)	0.1	1.1	0.1	1.09	0	0.01	-0.01
2009	Fe (%)	42.65	0.8	42.65	0.8	0	0	0
2012	Ag (g/t)	74.49	1.04	71.77	1.04	-2.73	-0.04	0
2012	Au (g/t)	1.43	1.43	1.43	1.43	0	0	0
2012	Pb (%)	2.26	1.41	2.26	1.41	0	0	0
2012	Zn (%)	6.95	1.41	6.95	1.41	0	0	0
2012	Cu (%)	0.08	1.91	0.08	1.89	0	0.01	-0.01
2012	Fe (%)	25.01	0.84	25.01	0.84	0	0	0
2018	Ag (g/t)	176.5	1.01	176.5	1.01	0	0	0
2018	Au (g/t)	5.06	1.19	5.06	1.19	0	0	0
2018	Pb (%)	1.69	0.76	1.69	0.76	0	0	0
2018	Zn (%)	9.29	0.8	8.88	0.8	-0.41	-0.04	0
2018	Cu (%)	0.1	1.29	0.1	1.28	0	0.01	-0.01
2018	Fe (%)	53.38	1.03	53.38	1.03	0	0	0
2019	Ag (g/t)	159.32	0.73	159.32	0.73	0	0	0
2019	Au (g/t)	4.63	1.02	4.63	1.02	0	0	0
2019	Pb (%)	0.51	0.6	0.51	0.6	0	0	0
2019	Zn (%)	1.43	0.98	1.43	0.98	0	0	0
2019	Cu (%)	0.35	0.7	0.35	0.7	0	0	0
2019	Fe (%)	50.84	1.05	50.84	1.05	0	0	0
2020	Ag (g/t)	123.27	1.16	123.27	1.16	0	0	0
2020	Au (g/t)	13.42	1.38	10.7	1.26	-2.72	-0.2	-0.12
2020	Pb (%)	1.34	1.94	1.34	1.94	0	0	0
2020	Zn (%)	2.78	1.77	2.78	1.77	0	0	0
2020	Cu (%)	0.19	0.91	0.19	0.9	0	0	0
2020	Fe (%)	53.1	0.8	53.1	0.8	0	0	0
2026	Ag (g/t)	18.6	0.86	18.6	0.86	0	0	0
2026	Au (g/t)	0.77	0.99	0.77	0.99	0	0	0
2026	Pb (%)	0.89	1.5	0.89	1.5	0	0	0
2026	Zn (%)	2.17	1.24	2.17	1.24	0	0	0
2026	Cu (%)	0.02	1.17	0.02	0.97	0	0.2	-0.2
2026	Fe (%)	16.5	0.69	16.5	0.69	0	0	0
2091	Ag (g/t)	246.09	1.45	221.43	1.22	-24.66	-0.1	-0.23
2091	Au (g/t)	11.33	1.93	10.15	1.5	-1.18	-0.1	-0.42
2091	Pb (%)	2.03	1.21	2	1.17	-0.03	-0.01	-0.05
2091	Zn (%)	7.39	1.34	7.11	1.21	-0.28	-0.04	-0.14
2091	Cu (%)	0.39	1.71	0.37	1.51	-0.02	-0.04	-0.2
2091	Fe (%)	74.85	0.89	73.71	0.86	-1.13	-0.02	-0.03
2101	Ag (g/t)	40.64	1.25	40.64	1.25	0	0	0
2101	Au (g/t)	1.49	1.77	1.49	1.77	0	0	0
2101	Pb (%)	0.41	0.79	0.41	0.79	0	0	0
2101	Zn (%)	2.3	1.18	2.13	1.22	-0.16	-0.07	0.05
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        434

2101	Cu (%)	0.05	1.76	0.05	1.75	0	0.01	-0.02
2101	Fe (%)	12.82	1.12	12.82	1.12	0	0	0
2103	Ag (g/t)	69.05	1.46	69.05	1.46	0	0	0
2103	Au (g/t)	2.47	2.25	2.47	2.25	0	0	0
2103	Pb (%)	1.48	1.72	1.48	1.72	0	0	0
2103	Zn (%)	5.09	1.7	5.09	1.7	0	0	0
2103	Cu (%)	0.1	1.75	0.11	1.74	0	0	-0.01
2103	Fe (%)	30.74	1.48	30.74	1.48	0	0	0
2104	Ag (g/t)	99.57	1.71	98.01	1.68	-1.56	-0.02	-0.03
2104	Au (g/t)	3.76	1.64	3.52	1.51	-0.24	-0.06	-0.13
2104	Pb (%)	1.36	1.32	1.32	1.24	-0.05	-0.03	-0.08
2104	Zn (%)	4.24	1.28	4.08	1.21	-0.16	-0.04	-0.08
2104	Cu (%)	0.18	1.63	0.18	1.54	-0.01	-0.03	-0.08
2104	Fe (%)	37.59	1.21	37.59	1.21	0	0	0
2106	Ag (g/t)	47.41	0.87	47.41	0.87	0	0	0
2106	Au (g/t)	2.82	1.35	2.82	1.35	0	0	0
2106	Pb (%)	0.94	1	0.94	1	0	0	0
2106	Zn (%)	2.91	1.18	2.91	1.18	0	0	0
2106	Cu (%)	0.2	2.4	0.2	2.39	0	0	0
2106	Fe (%)	25.86	0.68	25.86	0.68	0	0	0
2113	Ag (g/t)	37.39	0.94	37.39	0.94	0	0	0
2113	Au (g/t)	0.94	1.03	0.94	1.03	0	0	0
2113	Pb (%)	0.92	0.7	0.92	0.7	0	0	0
2113	Zn (%)	1.76	0.92	1.76	0.92	0	0	0
2113	Cu (%)	0.08	0.68	0.08	0.68	0	0	0
2113	Fe (%)	17.82	0.87	17.82	0.87	0	0	0
2115	Ag (g/t)	25.11	0.62	25.11	0.62	0	0	0
2115	Au (g/t)	0.37	0.53	0.37	0.53	0	0	0
2115	Pb (%)	0.85	1.14	0.85	1.14	0	0	0
2115	Zn (%)	1.92	1.08	1.92	1.08	0	0	0
2115	Cu (%)	0.05	0.67	0.05	0.66	0	0.01	-0.01
2115	Fe (%)	16.47	0.86	16.47	0.86	0	0	0
2117	Ag (g/t)	140.7	1.26	140.7	1.26	0	0	0
2117	Au (g/t)	4.72	1.66	4.72	1.66	0	0	0
2117	Pb (%)	1.21	1.26	1.21	1.26	0	0	0
2117	Zn (%)	1.77	1.07	1.77	1.07	0	0	0
2117	Cu (%)	0.26	1.69	0.26	1.69	0	0	-0.01
2117	Fe (%)	34.61	1.01	34.61	1.01	0	0	0
2118	Ag (g/t)	58.32	0.72	58.32	0.72	0	0	0
2118	Au (g/t)	2.36	1.02	2.36	1.02	0	0	0
2118	Pb (%)	1.22	0.69	1.22	0.69	0	0	0
2118	Zn (%)	3.19	0.62	3.19	0.62	0	0	0
2118	Cu (%)	0.15	1.43	0.15	1.42	0	0	-0.01
2118	Fe (%)	38.73	1.04	38.73	1.04	0	0	0
2120	Ag (g/t)	169.33	0.54	169.33	0.54	0	0	0
2120	Au (g/t)	5.39	0.7	5.39	0.7	0	0	0
2120	Pb (%)	1.01	0.83	1.01	0.83	0	0	0
2120	Zn (%)	3.01	1.08	3.01	1.08	0	0	0
2120	Cu (%)	0.37	0.68	0.37	0.68	0	0	0
2120	Fe (%)	41.91	0.61	41.91	0.61	0	0	0
2122	Ag (g/t)	236.89	1.81	236.89	1.81	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        435

2122	Au (g/t)	1.65	1.28	1.65	1.28	0	0	0
2122	Pb (%)	1.31	1.48	1.31	1.48	0	0	0
2122	Zn (%)	0.68	1.2	0.68	1.2	0	0	0
2122	Cu (%)	0.08	1	0.08	0.98	0	0.01	-0.02
2122	Fe (%)	24.71	0.93	24.71	0.93	0	0	0
2127	Ag (g/t)	19.8	0.77	19.8	0.77	0	0	0
2127	Au (g/t)	0.07	0.83	0.07	0.83	0	0	0
2127	Pb (%)	0.12	0.69	0.12	0.69	0	0	0
2127	Zn (%)	1.27	0.95	1.27	0.95	0	0	0
2127	Cu (%)	0.1	0.89	0.1	0.89	0	0	0
2127	Fe (%)	9.84	0.3	9.84	0.3	0	0	0
2130	Ag (g/t)	19.55	0.64	19.55	0.64	0	0	0
2130	Au (g/t)	0.9	1.49	0.9	1.49	0	0	0
2130	Pb (%)	1.43	0.97	1.43	0.97	0	0	0
2130	Zn (%)	2.07	1.45	2.07	1.45	0	0	0
2130	Cu (%)	0.15	1.54	0.15	1.54	0	0	0
2130	Fe (%)	11.62	0.55	11.62	0.55	0	0	0
2131	Ag (g/t)	21.9	0.74	21.9	0.74	0	0	0
2131	Au (g/t)	1.28	0.9	1.28	0.9	0	0	0
2131	Pb (%)	0.69	1.14	0.69	1.14	0	0	0
2131	Zn (%)	1.53	1.34	1.53	1.34	0	0	0
2131	Cu (%)	0.03	0.74	0.03	0.74	0	0.01	0
2131	Fe (%)	23.49	0.61	23.49	0.61	0	0	0
2132	Ag (g/t)	22.7	1.36	22.7	1.36	0	0	0
2132	Au (g/t)	0.47	1.82	0.47	1.82	0	0	0
2132	Pb (%)	0.64	2.15	0.64	2.15	0	0	0
2132	Zn (%)	1.14	1.09	1.14	1.09	0	0	0
2132	Cu (%)	0.05	1.98	0.05	1.97	0	0	-0.01
2132	Fe (%)	11.08	1.22	11.08	1.22	0	0	0
2203	Ag (g/t)	126.03	1.48	105.84	1.21	-20.18	-0.16	-0.28
2203	Au (g/t)	0.65	1.63	0.65	1.63	0	0	0
2203	Pb (%)	1.46	0.76	1.46	0.76	0	0	0
2203	Zn (%)	5.1	1.11	5.1	1.11	0	0	0
2203	Cu (%)	0.02	0.62	0.02	0.7	0	0.13	0.07
2203	Fe (%)	20.8	0.82	20.8	0.82	0	0	0
2207	Ag (g/t)	131.52	1.62	131.52	1.62	0	0	0
2207	Au (g/t)	3.82	1.68	3.82	1.68	0	0	0
2207	Pb (%)	1.12	1.36	1.12	1.36	0	0	0
2207	Zn (%)	1.13	0.82	1.13	0.82	0	0	0
2207	Cu (%)	0.03	0.98	0.03	0.91	0	0.04	-0.07
2207	Fe (%)	19.12	0.67	19.12	0.67	0	0	0
2213	Ag (g/t)	83.75	0.96	83.75	0.96	0	0	0
2213	Au (g/t)	4.74	0.75	4.74	0.75	0	0	0
2213	Pb (%)	0.75	0.82	0.75	0.82	0	0	0
2213	Zn (%)	1.57	1.26	1.57	1.26	0	0	0
2213	Cu (%)	0.14	0.59	0.14	0.6	0	0.01	0.01
2213	Fe (%)	26.85	0.43	26.85	0.43	0	0	0
2215	Ag (g/t)	22.12	1.28	22.12	1.28	0	0	0
2215	Au (g/t)	0.43	1.07	0.43	1.07	0	0	0
2215	Pb (%)	1.22	1.2	1.22	1.2	0	0	0
2215	Zn (%)	16.14	1.49	16.14	1.49	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        436

2215	Cu (%)	0.05	1.18	0.05	1.18	0	0	0
2215	Fe (%)	39.98	0.88	39.98	0.88	0	0	0
2216	Ag (g/t)	28.53	0.82	28.53	0.82	0	0	0
2216	Au (g/t)	0.85	1.37	0.85	1.37	0	0	0
2216	Pb (%)	0.51	1.17	0.51	1.17	0	0	0
2216	Zn (%)	1.96	1.62	1.96	1.62	0	0	0
2216	Cu (%)	0.02	0.76	0.02	0.71	0	0.03	-0.04
2216	Fe (%)	13.51	0.47	13.51	0.47	0	0	0
2219	Ag (g/t)	159.53	1.36	159.53	1.36	0	0	0
2219	Au (g/t)	5.8	1.34	5.8	1.34	0	0	0
2219	Pb (%)	1.72	0.71	1.72	0.71	0	0	0
2219	Zn (%)	1.76	1.63	1.76	1.63	0	0	0
2219	Cu (%)	0.25	1.3	0.25	1.3	0	0	0
2219	Fe (%)	46.91	1.02	46.91	1.02	0	0	0
2221	Ag (g/t)	34.16	0.75	34.16	0.75	0	0	0
2221	Au (g/t)	0.69	1.37	0.69	1.37	0	0	0
2221	Pb (%)	1.05	0.88	1.05	0.88	0	0	0
2221	Zn (%)	1.07	1.01	1.07	1.01	0	0	0
2221	Cu (%)	0.03	1.17	0.03	1.15	0	0.01	-0.02
2221	Fe (%)	14.05	0.89	14.05	0.89	0	0	0
2222	Ag (g/t)	35.97	0.84	35.97	0.84	0	0	0
2222	Au (g/t)	0.31	0.48	0.31	0.48	0	0	0
2222	Pb (%)	1.84	1.18	1.84	1.18	0	0	0
2222	Zn (%)	20.38	1.39	16.46	1.28	-3.91	-0.19	-0.11
2222	Cu (%)	0.15	1.45	0.15	1.43	0	0.01	-0.02
2222	Fe (%)	12.75	0.45	12.75	0.45	0	0	0
2223	Ag (g/t)	105.52	1.35	95.32	1.25	-10.2	-0.1	-0.1
2223	Au (g/t)	2.77	1.56	2.77	1.56	0	0	0
2223	Pb (%)	1.15	0.92	1.15	0.92	0	0	0
2223	Zn (%)	3.84	1.17	3.84	1.17	0	0	0
2223	Cu (%)	0.04	0.87	0.04	0.85	0	0.05	-0.02
2223	Fe (%)	27.96	1.22	27.96	1.22	0	0	0
2224	Ag (g/t)	46.72	0.32	46.72	0.32	0	0	0
2224	Au (g/t)	1.41	1	1.41	1	0	0	0
2224	Pb (%)	5.15	0.91	2.6	0.81	-2.55	-0.5	-0.09
2224	Zn (%)	1.23	0.84	1.23	0.84	0	0	0
2224	Cu (%)	0.03	0.24	0.04	0.17	0	0.06	-0.07
2224	Fe (%)	12.9	0.78	12.9	0.78	0	0	0
2225	Ag (g/t)	44.93	1.47	44.93	1.47	0	0	0
2225	Au (g/t)	3.86	1.31	3.86	1.31	0	0	0
2225	Pb (%)	0.39	1.38	0.39	1.38	0	0	0
2225	Zn (%)	0.49	1.11	0.49	1.11	0	0	0
2225	Cu (%)	0.1	1.47	0.1	1.47	0	0	0
2225	Fe (%)	26.53	1.22	26.53	1.22	0	0	0
2235	Ag (g/t)	19.09	1.11	19.09	1.11	0	0	0
2235	Au (g/t)	4.07	1.52	4.07	1.52	0	0	0
2235	Pb (%)	0.56	1.22	0.56	1.22	0	0	0
2235	Zn (%)	3.28	0.78	3.28	0.78	0	0	0
2235	Cu (%)	0.03	0.58	0.03	0.58	0	0	0
2235	Fe (%)	14.27	1.03	14.27	1.03	0	0	0
2236	Ag (g/t)	106.32	0.68	106.32	0.68	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        437

2236	Au (g/t)	1.03	0.79	1.03	0.79	0	0	0
2236	Pb (%)	0.85	0.59	0.85	0.59	0	0	0
2236	Zn (%)	2.29	0.69	2.29	0.69	0	0	0
2236	Cu (%)	0.04	0.8	0.04	0.79	0	0.01	-0.02
2236	Fe (%)	27.33	0.37	27.33	0.37	0	0	0
2309	Ag (g/t)	117.84	1.65	117.84	1.65	0	0	0
2309	Au (g/t)	1.65	1.51	1.65	1.51	0	0	0
2309	Pb (%)	1.47	1.43	1.47	1.43	0	0	0
2309	Zn (%)	0.62	0.98	0.62	0.98	0	0	0
2309	Cu (%)	0.11	1.15	0.11	1.15	0	0	0
2309	Fe (%)	23.55	0.61	23.55	0.61	0	0	0
2311	Ag (g/t)	46.16	0.78	46.16	0.78	0	0	0
2311	Au (g/t)	1.72	0.85	1.72	0.85	0	0	0
2311	Pb (%)	1.07	1.72	1.07	1.72	0	0	0
2311	Zn (%)	3.22	1.39	3.22	1.39	0	0	0
2311	Cu (%)	0.07	1.22	0.07	1.21	0	0.01	-0.01
2311	Fe (%)	24.58	0.61	24.58	0.61	0	0	0
2314	Ag (g/t)	74.95	1.27	74.95	1.27	0	0	0
2314	Au (g/t)	0.68	0.57	0.68	0.57	0	0	0
2314	Pb (%)	1.06	0.78	1.06	0.78	0	0	0
2314	Zn (%)	2.82	1.34	2.82	1.34	0	0	0
2314	Cu (%)	0.16	0.74	0.16	0.74	0	0	0
2314	Fe (%)	28	0.65	28	0.65	0	0	0
2327	Ag (g/t)	33.13	0.55	33.13	0.55	0	0	0
2327	Au (g/t)	0.88	0.99	0.88	0.99	0	0	0
2327	Pb (%)	0.24	0.29	0.24	0.29	0	0	0
2327	Zn (%)	1.03	0.67	1.03	0.67	0	0	0
2327	Cu (%)	0.02	0.77	0.02	0.77	0	0.01	0
2327	Fe (%)	16.08	0.75	16.08	0.75	0	0	0
2400	Ag (g/t)	144.66	0.89	142.39	0.89	-2.27	-0.02	0
2400	Au (g/t)	2.76	1	2.76	1	0	0	0
2400	Pb (%)	1.34	2.11	1.11	1.68	-0.24	-0.17	-0.43
2400	Zn (%)	1.85	1.41	1.85	1.41	0	0	0
2400	Cu (%)	0.12	1.47	0.12	1.45	0	0.01	-0.02
2400	Fe (%)	41.14	0.7	41.14	0.7	0	0	0
2401	Ag (g/t)	43.93	1.02	43.93	1.02	0	0	0
2401	Au (g/t)	0.44	2.36	0.44	2.36	0	0	0
2401	Pb (%)	2.58	1.68	2.55	1.68	-0.03	-0.01	0
2401	Zn (%)	1.87	1.48	1.87	1.48	0	0	0
2401	Cu (%)	0.05	1.64	0.05	1.63	0	0	-0.01
2401	Fe (%)	15.4	1.68	15.4	1.68	0	0	0
2405	Ag (g/t)	134.01	1.43	51.73	0.64	-82.28	-0.61	-0.79
2405	Au (g/t)	1.81	1.58	0.56	0.79	-1.25	-0.69	-0.79
2405	Pb (%)	1.6	0.86	1.6	0.86	0	0	0
2405	Zn (%)	3.33	1.16	2.27	0.94	-1.06	-0.32	-0.22
2405	Cu (%)	0.05	0.58	0.06	0.6	0	0.04	0.01
2405	Fe (%)	55.31	1.12	48.07	0.99	-7.24	-0.13	-0.12
2408	Ag (g/t)	69.81	1.17	69.81	1.17	0	0	0
2408	Au (g/t)	1.03	0.66	1.03	0.66	0	0	0
2408	Pb (%)	0.47	1.41	0.47	1.41	0	0	0
2408	Zn (%)	0.69	1.38	0.69	1.38	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        438

2408	Cu (%)	0.09	1.75	0.09	1.75	0	0	0
2408	Fe (%)	13.43	0.54	13.43	0.54	0	0	0
2410	Ag (g/t)	117.02	1.79	119.56	1.8	2.54	0.02	0.01
2410	Au (g/t)	2.39	2.03	2.43	2.03	0.04	0.02	0
2410	Pb (%)	1.4	1.23	1.4	1.23	0	0	0
2410	Zn (%)	3.33	1.07	3.36	1.07	0.03	0.01	0
2410	Cu (%)	0.08	1.98	0.08	1.96	0	0.01	-0.02
2410	Fe (%)	30.62	1.23	30.62	1.23	0	0	0
2411	Ag (g/t)	29.57	0.81	29.57	0.81	0	0	0
2411	Au (g/t)	2.3	1.34	2.3	1.34	0	0	0
2411	Pb (%)	0.34	0.84	0.34	0.84	0	0	0
2411	Zn (%)	0.75	0.81	0.75	0.81	0	0	0
2411	Cu (%)	0.05	0.86	0.05	0.86	0	0	0
2411	Fe (%)	34.54	1.13	34.54	1.13	0	0	0
2417	Ag (g/t)	33.86	0.84	33.86	0.84	0	0	0
2417	Au (g/t)	1.34	1.01	1.34	1.01	0	0	0
2417	Pb (%)	0.33	0.99	0.33	0.99	0	0	0
2417	Zn (%)	0.59	1.07	0.59	1.07	0	0	0
2417	Cu (%)	0.01	0.35	0.01	0.35	0	0	0
2417	Fe (%)	20.67	0.61	20.67	0.61	0	0	0
2424	Ag (g/t)	21.66	0.42	21.66	0.42	0	0	0
2424	Au (g/t)	0.59	0.84	0.59	0.84	0	0	0
2424	Pb (%)	0.59	0.8	0.59	0.8	0	0	0
2424	Zn (%)	1.44	0.78	1.44	0.78	0	0	0
2424	Cu (%)	0.02	0.89	0.02	0.89	0	0	0
2424	Fe (%)	15.1	0.51	15.1	0.51	0	0	0
2425	Ag (g/t)	26.48	0.77	26.48	0.77	0	0	0
2425	Au (g/t)	0.2	1.66	0.2	1.66	0	0	0
2425	Pb (%)	1.73	1.26	1.65	1.24	-0.08	-0.05	-0.02
2425	Zn (%)	0.92	1.11	0.92	1.11	0	0	0
2425	Cu (%)	0.21	1.08	0.21	1.08	0	0	0
2425	Fe (%)	2.2	0.74	2.2	0.74	0	0	0
2502	Ag (g/t)	42.23	1.12	42.23	1.12	0	0	0
2502	Au (g/t)	2.15	1.39	2.15	1.39	0	0	0
2502	Pb (%)	1.61	1.64	1.47	1.6	-0.15	-0.09	-0.04
2502	Zn (%)	1.45	1.36	1.45	1.36	0	0	0
2502	Cu (%)	0.2	1.44	0.2	1.44	0	0	0
2502	Fe (%)	34.42	1.01	34.42	1.01	0	0	0
2507	Ag (g/t)	79.07	1.57	79.07	1.57	0	0	0
2507	Au (g/t)	2.82	2.87	2.82	2.87	0	0	0
2507	Pb (%)	0.88	1.5	0.88	1.5	0	0	0
2507	Zn (%)	2.19	1.56	2.19	1.56	0	0	0
2507	Cu (%)	0.12	1.67	0.12	1.65	0	0.01	-0.02
2507	Fe (%)	21.73	1.39	21.73	1.39	0	0	0
2510	Ag (g/t)	48.26	0.83	48.26	0.83	0	0	0
2510	Au (g/t)	1.28	1.24	1.28	1.24	0	0	0
2510	Pb (%)	0.71	0.83	0.71	0.83	0	0	0
2510	Zn (%)	0.89	0.84	0.89	0.84	0	0	0
2510	Cu (%)	0.24	1.26	0.24	1.26	0	0	0
2510	Fe (%)	53.06	1.33	46.81	1.2	-6.25	-0.12	-0.13
2538	Ag (g/t)	12.49	0.73	12.49	0.73	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        439

2538	Au (g/t)	0.1	0.97	0.1	0.97	0	0	0
2538	Pb (%)	0.8	1.47	0.8	1.47	0	0	0
2538	Zn (%)	3.1	1.97	2.85	1.9	-0.25	-0.08	-0.07
2538	Cu (%)	0.02	1.5	0.02	1.44	0	0.03	-0.06
2538	Fe (%)	6.19	0.55	6.19	0.55	0	0	0
2614	Ag (g/t)	51.77	0.59	51.77	0.59	0	0	0
2614	Au (g/t)	0.4	0.83	0.4	0.83	0	0	0
2614	Pb (%)	0.96	0.72	0.96	0.72	0	0	0
2614	Zn (%)	3.33	1.04	3.33	1.04	0	0	0
2614	Cu (%)	0.27	1.67	0.27	1.66	0	0.01	-0.01
2614	Fe (%)	35.15	0.53	35.15	0.53	0	0	0
2729	Ag (g/t)	36.32	0.72	36.32	0.72	0	0	0
2729	Au (g/t)	1.87	0.82	1.87	0.82	0	0	0
2729	Pb (%)	0.51	0.28	0.51	0.28	0	0	0
2729	Zn (%)	0.61	0.51	0.61	0.51	0	0	0
2729	Cu (%)	0.09	1.06	0.09	1.06	0	0	0
2729	Fe (%)	32.21	0.72	32.21	0.72	0	0	0
2802	Ag (g/t)	63.43	1.1	62.05	1.08	-1.38	-0.02	-0.02
2802	Au (g/t)	1.36	1.32	1.36	1.32	0	0	0
2802	Pb (%)	2.56	1.12	2.56	1.12	0	0	0
2802	Zn (%)	4.83	1.39	4.83	1.39	0	0	0
2802	Cu (%)	0.05	1.08	0.05	1.06	0	0.01	-0.02
2802	Fe (%)	16.78	1.07	16.78	1.07	0	0	0
3001	Ag (g/t)	68.96	2.07	49.24	1.29	-19.72	-0.29	-0.78
3001	Au (g/t)	1.34	1.49	1.34	1.49	0	0	0
3001	Pb (%)	0.64	0.97	0.64	0.97	0	0	0
3001	Zn (%)	1.62	1.21	1.62	1.21	0	0	0
3001	Cu (%)	0.1	1.67	0.1	1.67	0	0	0
3001	Fe (%)	28.67	1.16	28.67	1.16	0	0	0
3002	Ag (g/t)	28.9	0.54	28.9	0.54	0	0	0
3002	Au (g/t)	0.72	0.52	0.72	0.52	0	0	0
3002	Pb (%)	0.76	1.33	0.76	1.33	0	0	0
3002	Zn (%)	1.5	0.82	1.5	0.82	0	0	0
3002	Cu (%)	0.02	0.5	0.03	0.5	0	0.01	0
3002	Fe (%)	14.06	0.45	14.06	0.45	0	0	0
3003	Ag (g/t)	17.77	0.93	17.77	0.93	0	0	0
3003	Au (g/t)	0.19	0.85	0.19	0.85	0	0	0
3003	Pb (%)	0.39	0.84	0.39	0.84	0	0	0
3003	Zn (%)	0.78	1.05	0.78	1.05	0	0	0
3003	Cu (%)	0.04	0.56	0.04	0.56	0	0	0
3003	Fe (%)	16.71	0.67	16.71	0.67	0	0	0
3004	Ag (g/t)	31.97	0.93	31.97	0.93	0	0	0
3004	Au (g/t)	1.19	1.29	1.19	1.29	0	0	0
3004	Pb (%)	0.85	1.79	0.85	1.79	0	0	0
3004	Zn (%)	1.34	1.09	1.34	1.09	0	0	0
3004	Cu (%)	0.05	1.37	0.05	1.38	0	0.02	0.02
3004	Fe (%)	16.74	0.77	16.74	0.77	0	0	0
3005	Ag (g/t)	61.28	0.68	61.28	0.68	0	0	0
3005	Au (g/t)	2.51	1.2	2.51	1.2	0	0	0
3005	Pb (%)	0.83	0.7	0.83	0.7	0	0	0
3005	Zn (%)	1.91	1.29	1.91	1.29	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        440

3005	Cu (%)	0.05	0.75	0.05	0.74	0	0.02	-0.01
3005	Fe (%)	35.41	0.76	35.41	0.76	0	0	0
3006	Ag (g/t)	55.43	1.18	55.43	1.18	0	0	0
3006	Au (g/t)	1.18	0.98	1.18	0.98	0	0	0
3006	Pb (%)	0.85	0.92	0.85	0.92	0	0	0
3006	Zn (%)	5.2	0.97	4.66	0.9	-0.53	-0.1	-0.07
3006	Cu (%)	0.15	1.37	0.15	1.37	0	0	0
3006	Fe (%)	35.87	1.03	35.87	1.03	0	0	0
3007	Ag (g/t)	56.4	1.07	56.4	1.07	0	0	0
3007	Au (g/t)	0.49	1.48	0.49	1.48	0	0	0
3007	Pb (%)	0.9	1.21	0.9	1.21	0	0	0
3007	Zn (%)	2	0.44	2	0.44	0	0	0
3007	Cu (%)	0.12	1.06	0.12	1.06	0	0	0
3007	Fe (%)	27.03	0.55	27.03	0.55	0	0	0
3008	Ag (g/t)	83.32	0.85	83.32	0.85	0	0	0
3008	Au (g/t)	0.32	0.53	0.32	0.53	0	0	0
3008	Pb (%)	0.56	0.61	0.56	0.61	0	0	0
3008	Zn (%)	1.94	0.45	1.94	0.45	0	0	0
3008	Cu (%)	0.04	0.55	0.04	0.55	0	0	0
3008	Fe (%)	40.74	0.97	40.74	0.97	0	0	0
3009	Ag (g/t)	90.82	1.49	90.82	1.49	0	0	0
3009	Au (g/t)	6.23	2.56	6.23	2.56	0	0	0
3009	Pb (%)	1.2	1.17	1.2	1.17	0	0	0
3009	Zn (%)	1.71	0.9	1.71	0.9	0	0	0
3009	Cu (%)	0.12	1.66	0.12	1.65	0	0.01	0
3009	Fe (%)	57.44	0.99	57.44	0.99	0	0	0
3010	Ag (g/t)	29.98	1.27	29.98	1.27	0	0	0
3010	Au (g/t)	2.12	1.01	2.12	1.01	0	0	0
3010	Pb (%)	0.5	1.09	0.5	1.09	0	0	0
3010	Zn (%)	0.61	0.94	0.61	0.94	0	0	0
3010	Cu (%)	0.1	1.63	0.1	1.63	0	0	0
3010	Fe (%)	18.53	0.77	18.53	0.77	0	0	0
3011	Ag (g/t)	20.77	0.66	20.77	0.66	0	0	0
3011	Au (g/t)	0.64	0.59	0.64	0.59	0	0	0
3011	Pb (%)	0.66	0.95	0.66	0.95	0	0	0
3011	Zn (%)	2.56	0.74	2.55	0.74	-0.01	-0.01	0
3011	Cu (%)	0.03	0.77	0.03	0.76	0	0.01	-0.01
3011	Fe (%)	17.48	0.77	16.37	0.67	-1.1	-0.06	-0.1
3100	Ag (g/t)	13.19	0.73	13.19	0.73	0	0	0
3100	Au (g/t)	0.11	0.34	0.11	0.34	0	0	0
3100	Pb (%)	0.48	0.75	0.48	0.75	0	0	0
3100	Zn (%)	3.46	0.89	3.34	0.89	-0.13	-0.04	0
3100	Cu (%)	0.01	0.52	0.01	0.59	0	0.17	0.07
3100	Fe (%)	4.96	0.67	4.96	0.67	0	0	0
3101	Ag (g/t)	58.14	1.34	54.41	1.14	-3.73	-0.06	-0.2
3101	Au (g/t)	2.26	1.31	2.18	1.2	-0.08	-0.04	-0.1
3101	Pb (%)	0.64	1.66	0.61	1.57	-0.02	-0.03	-0.08
3101	Zn (%)	1.58	1.32	1.49	1.19	-0.09	-0.06	-0.13
3101	Cu (%)	0.14	1.99	0.12	1.63	-0.01	-0.11	-0.36
3101	Fe (%)	30.86	1.08	30.86	1.08	0	0	0
3102	Ag (g/t)	107.27	1.43	99.83	1.32	-7.43	-0.07	-0.11
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        441

3102	Au (g/t)	1.94	1.07	1.94	1.07	0	0	0
3102	Pb (%)	1.06	1.57	1.06	1.57	0	0	0
3102	Zn (%)	1.91	1.24	1.9	1.23	-0.01	0	-0.01
3102	Cu (%)	0.11	1.24	0.11	1.24	0	0	0
3102	Fe (%)	31.26	0.75	31.26	0.75	0	0	0
3103	Ag (g/t)	59.16	1.56	52.54	1.34	-6.62	-0.11	-0.21
3103	Au (g/t)	3.32	1.53	2.56	1.33	-0.77	-0.23	-0.2
3103	Pb (%)	0.35	0.86	0.35	0.86	0	0	0
3103	Zn (%)	1.28	1.89	0.84	0.88	-0.44	-0.34	-1.02
3103	Cu (%)	0.18	2.35	0.16	2.2	-0.02	-0.14	-0.16
3103	Fe (%)	34.74	1.2	34.74	1.2	0	0	0
3121	Ag (g/t)	32.97	0.8	32.97	0.8	0	0	0
3121	Au (g/t)	1.64	1.55	1.64	1.55	0	0	0
3121	Pb (%)	0.36	0.96	0.36	0.96	0	0	0
3121	Zn (%)	0.87	0.95	0.87	0.95	0	0	0
3121	Cu (%)	0.11	1.33	0.11	1.33	0	0	-0.01
3121	Fe (%)	25.84	1.17	25.05	1.11	-0.79	-0.03	-0.05
3191	Ag (g/t)	74.14	1.43	74.14	1.43	0	0	0
3191	Au (g/t)	3.79	1.49	3.79	1.49	0	0	0
3191	Pb (%)	0.54	1.38	0.54	1.38	0	0	0
3191	Zn (%)	1.97	1.65	1.97	1.65	0	0	0
3191	Cu (%)	0.15	1.93	0.15	1.93	0	0	-0.01
3191	Fe (%)	35.56	1.1	35.56	1.1	0	0	0
3192	Ag (g/t)	65.74	1.15	65.74	1.15	0	0	0
3192	Au (g/t)	2.24	0.95	2.24	0.95	0	0	0
3192	Pb (%)	0.59	1.55	0.59	1.55	0	0	0
3192	Zn (%)	1.57	0.96	1.57	0.96	0	0	0
3192	Cu (%)	0.11	1.34	0.11	1.34	0	0	0
3192	Fe (%)	31.29	0.63	31.29	0.63	0	0	0
3193	Ag (g/t)	35.42	1.39	35.42	1.39	0	0	0
3193	Au (g/t)	2.38	2.27	2.38	2.27	0	0	0
3193	Pb (%)	0.34	0.81	0.34	0.81	0	0	0
3193	Zn (%)	1	1.02	1	1.02	0	0	0
3193	Cu (%)	0.05	1.19	0.05	1.18	0	0.01	-0.01
3193	Fe (%)	24.02	1.08	24.02	1.08	0	0	0
3204	Ag (g/t)	41.23	0.82	41.23	0.82	0	0	0
3204	Au (g/t)	1.18	1.06	1.18	1.06	0	0	0
3204	Pb (%)	0.36	1.36	0.36	1.36	0	0	0
3204	Zn (%)	1.01	1.56	1.01	1.56	0	0	0
3204	Cu (%)	0.07	1.79	0.07	1.78	0	0.01	-0.01
3204	Fe (%)	18.04	0.82	18.04	0.82	0	0	0
3205	Ag (g/t)	34.21	2.66	34.21	2.66	0	0	0
3205	Au (g/t)	0.23	1.2	0.23	1.2	0	0	0
3205	Pb (%)	0.31	1.04	0.31	1.04	0	0	0
3205	Zn (%)	0.98	0.83	0.98	0.83	0	0	0
3205	Cu (%)	0.03	0.83	0.03	0.83	0	0.01	0
3205	Fe (%)	13.45	0.82	13.45	0.82	0	0	0
3206	Ag (g/t)	32.28	1.01	32.28	1.01	0	0	0
3206	Au (g/t)	1.03	1.12	1.03	1.12	0	0	0
3206	Pb (%)	0.49	1.34	0.49	1.34	0	0	0
3206	Zn (%)	1.73	1.5	1.73	1.5	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        442

3206	Cu (%)	0.07	0.99	0.07	1	0	0.01	0.01
3206	Fe (%)	23.73	0.74	23.73	0.74	0	0	0
3207	Ag (g/t)	10.94	0.44	10.94	0.44	0	0	0
3207	Au (g/t)	0.59	1	0.59	1	0	0	0
3207	Pb (%)	0.22	1.31	0.22	1.31	0	0	0
3207	Zn (%)	0.45	1.05	0.45	1.05	0	0	0
3207	Cu (%)	0.05	0.88	0.05	0.88	0	0	0
3207	Fe (%)	15.13	0.53	15.13	0.53	0	0	0
3222	Ag (g/t)	20.1	1.2	20.1	1.2	0	0	0
3222	Au (g/t)	0.62	2.99	0.54	2.8	-0.08	-0.13	-0.19
3222	Pb (%)	0.57	1.53	0.57	1.53	0	0	0
3222	Zn (%)	1.16	1.12	1.16	1.12	0	0	0
3222	Cu (%)	0.07	1.8	0.07	1.8	0	0	0
3222	Fe (%)	11.72	1.13	11.72	1.13	0	0	0
3223	Ag (g/t)	31.2	1.36	31.2	1.36	0	0	0
3223	Au (g/t)	1.03	1.74	1.03	1.74	0	0	0
3223	Pb (%)	1.33	1.56	1.33	1.56	0	0	0
3223	Zn (%)	2.4	1.57	2.38	1.56	-0.01	-0.01	0
3223	Cu (%)	0.07	2.04	0.07	2.02	0	0.01	-0.02
3223	Fe (%)	18	1.1	18	1.1	0	0	0
3224	Ag (g/t)	20.79	1.25	17.74	0.92	-3.05	-0.15	-0.33
3224	Au (g/t)	0.37	1.68	0.37	1.68	0	0	0
3224	Pb (%)	0.43	1.02	0.43	1.02	0	0	0
3224	Zn (%)	1.08	0.77	1.08	0.77	0	0	0
3224	Cu (%)	0.1	2.39	0.1	2.39	0	0	0
3224	Fe (%)	11.04	0.38	11.04	0.38	0	0	0
3225	Ag (g/t)	51.64	0.61	51.64	0.61	0	0	0
3225	Au (g/t)	2.2	0.84	2.2	0.84	0	0	0
3225	Pb (%)	3.52	0.85	3.52	0.85	0	0	0
3225	Zn (%)	2.44	0.54	2.44	0.54	0	0	0
3225	Cu (%)	0.29	0.6	0.29	0.6	0	0	0
3225	Fe (%)	30.78	0.56	30.78	0.56	0	0	0
3226	Ag (g/t)	29.25	1.6	29.25	1.6	0	0	0
3226	Au (g/t)	0.69	1.9	0.62	1.75	-0.07	-0.1	-0.15
3226	Pb (%)	0.96	1.09	0.96	1.09	0	0	0
3226	Zn (%)	1.87	1.56	1.82	1.58	-0.05	-0.03	0.01
3226	Cu (%)	0.11	1.5	0.11	1.5	0	0	0
3226	Fe (%)	16.46	1.48	16.46	1.48	0	0	0
3227	Ag (g/t)	59.16	0.87	59.16	0.87	0	0	0
3227	Au (g/t)	1.74	0.96	1.74	0.96	0	0	0
3227	Pb (%)	0.62	1.35	0.62	1.35	0	0	0
3227	Zn (%)	1.72	1.05	1.72	1.05	0	0	0
3227	Cu (%)	0.09	0.98	0.09	0.97	0	0.01	-0.01
3227	Fe (%)	21.58	0.54	21.58	0.54	0	0	0
3230	Ag (g/t)	114.03	1.07	63.05	0.8	-50.98	-0.45	-0.28
3230	Au (g/t)	0.79	0.73	0.79	0.73	0	0	0
3230	Pb (%)	1.33	0.24	1.33	0.24	0	0	0
3230	Zn (%)	1.84	0.39	1.84	0.39	0	0	0
3230	Cu (%)	0.05	0.15	0.05	0.13	0	0.03	-0.03
3230	Fe (%)	17.46	0.18	17.46	0.18	0	0	0
3291	Ag (g/t)	104.12	1.22	103.52	1.21	-0.6	-0.01	-0.01
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        443

3291	Au (g/t)	2.49	1.63	2.28	1.23	-0.21	-0.09	-0.39
3291	Pb (%)	1.55	1.61	1.47	1.46	-0.08	-0.05	-0.15
3291	Zn (%)	2.9	1.55	2.68	1.29	-0.22	-0.07	-0.26
3291	Cu (%)	0.13	1.48	0.13	1.24	-0.01	-0.05	-0.25
3291	Fe (%)	43.74	0.86	42.7	0.81	-1.04	-0.02	-0.04
3292	Ag (g/t)	56.92	0.95	56.92	0.95	0	0	0
3292	Au (g/t)	1.86	1.1	1.75	0.98	-0.11	-0.06	-0.13
3292	Pb (%)	0.81	1.32	0.72	1.1	-0.09	-0.11	-0.22
3292	Zn (%)	2.02	1.04	2.02	1.04	0	0	0
3292	Cu (%)	0.09	1.01	0.08	0.85	-0.01	-0.06	-0.15
3292	Fe (%)	36.06	0.78	36.06	0.78	0	0	0
3293	Ag (g/t)	31.54	1.05	31.54	1.05	0	0	0
3293	Au (g/t)	0.71	1.11	0.71	1.11	0	0	0
3293	Pb (%)	0.75	1.21	0.75	1.21	0	0	0
3293	Zn (%)	1.46	0.95	1.46	0.95	0	0	0
3293	Cu (%)	0.05	1.25	0.05	1.25	0	0.01	-0.01
3293	Fe (%)	21.76	0.63	21.76	0.63	0	0	0
3294	Ag (g/t)	90.46	0.94	90.46	0.94	0	0	0
3294	Au (g/t)	3.81	1.21	3.81	1.21	0	0	0
3294	Pb (%)	0.11	0.65	0.11	0.65	0	0	0
3294	Zn (%)	0.49	1.24	0.49	1.24	0	0	0
3294	Cu (%)	0.13	0.5	0.13	0.5	0	0	0
3294	Fe (%)	80.77	0.88	48.25	0.62	-32.51	-0.4	-0.26
3295	Ag (g/t)	38.4	1.29	38.4	1.29	0	0	0
3295	Au (g/t)	0.38	1.09	0.38	1.09	0	0	0
3295	Pb (%)	0.78	1.35	0.78	1.35	0	0	0
3295	Zn (%)	1.47	1.19	1.47	1.19	0	0	0
3295	Cu (%)	0.1	1.77	0.1	1.77	0	0	0
3295	Fe (%)	23.8	1.69	22.55	1.49	-1.25	-0.05	-0.2
3301	Ag (g/t)	234.86	4.14	130.84	2.14	- 104.02	-0.44	-2
3301	Au (g/t)	1.3	1.49	1.2	1.36	-0.1	-0.08	-0.12
3301	Pb (%)	0.95	1.35	0.92	1.28	-0.03	-0.03	-0.07
3301	Zn (%)	1.7	1.26	1.7	1.26	0	0	0
3301	Cu (%)	0.2	1.96	0.19	1.78	-0.01	-0.06	-0.18
3301	Fe (%)	28.04	0.96	26.62	0.84	-1.42	-0.05	-0.12
3402	Ag (g/t)	13.83	0.35	13.83	0.35	0	0	0
3402	Au (g/t)	0.41	0.89	0.41	0.89	0	0	0
3402	Pb (%)	0.24	0.98	0.24	0.98	0	0	0
3402	Zn (%)	0.7	0.8	0.7	0.8	0	0	0
3402	Cu (%)	0.03	0.44	0.03	0.43	0	0.01	-0.01
3402	Fe (%)	16.67	0.63	16.67	0.63	0	0	0
3409	Ag (g/t)	22.22	0.91	22.22	0.91	0	0	0
3409	Au (g/t)	1.03	0.77	1.03	0.77	0	0	0
3409	Pb (%)	0.42	1.25	0.42	1.25	0	0	0
3409	Zn (%)	1.4	0.99	1.4	0.99	0	0	0
3409	Cu (%)	0.02	1.17	0.02	1.19	0	0.01	0.02
3409	Fe (%)	11.68	0.76	11.68	0.76	0	0	0
3410	Ag (g/t)	11.81	0.98	11.81	0.98	0	0	0
3410	Au (g/t)	0.64	1.49	0.64	1.49	0	0	0
3410	Pb (%)	0.1	0.71	0.1	0.71	0	0	0
3410	Zn (%)	0.73	0.96	0.73	0.96	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        444

3410	Cu (%)	0.02	0.56	0.02	0.56	0	0.01	0.01
3410	Fe (%)	14.16	0.93	14.16	0.93	0	0	0
3411	Ag (g/t)	28.72	0.73	28.72	0.73	0	0	0
3411	Au (g/t)	1.24	0.87	1.2	0.82	-0.04	-0.03	-0.05
3411	Pb (%)	1	0.82	1	0.82	0	0	0
3411	Zn (%)	2.46	0.9	2.46	0.9	0	0	0
3411	Cu (%)	0.05	0.97	0.05	0.96	0	0.01	-0.01
3411	Fe (%)	22.58	0.73	22.58	0.73	0	0	0
3508	Ag (g/t)	22.47	0.77	22.47	0.77	0	0	0
3508	Au (g/t)	0.87	0.69	0.87	0.69	0	0	0
3508	Pb (%)	0.63	0.97	0.63	0.97	0	0	0
3508	Zn (%)	1.68	0.84	1.63	0.8	-0.05	-0.03	-0.04
3508	Cu (%)	0.02	0.47	0.02	0.48	0	0.02	0.01
3508	Fe (%)	16.79	0.5	16.79	0.5	0	0	0
3600	Ag (g/t)	30.37	0.72	29.73	0.72	-0.64	-0.02	0
3600	Au (g/t)	0.72	0.97	0.72	0.98	0	0	0
3600	Pb (%)	0.88	0.95	0.88	0.95	0	0	0
3600	Zn (%)	2.59	0.96	2.59	0.96	0	0	0
3600	Cu (%)	0.04	1.48	0.04	1.47	0	0.01	-0.02
3600	Fe (%)	16.08	0.84	16.08	0.84	0	0	0
4001	Ag (g/t)	924.75	1.19	722.7	1.12	- 202.05	-0.22	-0.06
4001	Au (g/t)	0.07	0.59	0.07	0.59	0	0	0
4001	Pb (%)	0.21	0.78	0.21	0.78	0	0	0
4001	Zn (%)	0.16	0.57	0.16	0.57	0	0	0
4001	Cu (%)	2.92	0.22	2.92	0.22	0	0	0
4001	Fe (%)	6.94	0.44	6.94	0.44	0	0	0
4002	Ag (g/t)	39.79	1	39.79	1	0	0	0
4002	Au (g/t)	0.01	0.48	0.01	0.48	0	0	0
4002	Pb (%)	2.38	1.04	2.38	1.04	0	0	0
4002	Zn (%)	3.96	0.7	3.96	0.7	0	0	0
4002	Cu (%)	0.09	0.41	0.09	0.41	0	0	0
4002	Fe (%)	2.35	0.37	2.35	0.37	0	0	0
4003	Ag (g/t)	94.14	0.34	94.14	0.34	0	0	0
4003	Au (g/t)	0.07	0.06	0.07	0.06	0	0	0
4003	Pb (%)	4.52	0.26	4.52	0.26	0	0	0
4003	Zn (%)	23.75	0.83	23.75	0.83	0	0	0
4003	Cu (%)	0.3	0.03	0.3	0.03	0	0	0
4003	Fe (%)	3.84	0.7	3.84	0.7	0	0	0

Domain	Element	Uncapped comps mean	Uncapped comps COV	Capped comps mean	Capped comps COV	St difference (mean)	% Difference (mean)	Straight difference (COV)
1003	Ag (g/t)	44.31	2.25	44.31	2.25	0	0	0
1003	Au (g/t)	0.56	1.25	0.56	1.25	0	0	0
1003	Pb (%)	0.42	1.69	0.42	1.69	0	0	0
1003	Zn (%)	1.87	2.28	1.87	2.28	0	0	0
1003	Cu (%)	0.09	1.5	0.09	1.49	0	0	-0.01
1003	Fe (%)	17.31	1.74	17.31	1.74	0	0	0
1004	Ag (g/t)	65.42	0.93	65.42	0.93	0	0	0
1004	Au (g/t)	0.35	0.92	0.35	0.92	0	0	0
1004	Pb (%)	1.79	1.27	1.79	1.27	0	0	0
1004	Zn (%)	2.57	0.71	2.57	0.71	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        445

1004	Cu (%)	0.06	1.4	0.06	1.4	0	0	0
1004	Fe (%)	14.52	0.87	13.01	0.76	-1.51	-0.1	-0.1
1005	Ag (g/t)	73.82	0.92	73.82	0.92	0	0	0
1005	Au (g/t)	0.47	0.53	0.47	0.53	0	0	0
1005	Pb (%)	0.27	0.37	0.27	0.37	0	0	0
1005	Zn (%)	1.05	0.37	1.05	0.37	0	0	0
1005	Cu (%)	0.03	0.9	0.03	0.9	0	0	0
1005	Fe (%)	10.88	0.77	10.88	0.77	0	0	0
1006	Ag (g/t)	30.75	0.65	30.75	0.65	0	0	0
1006	Au (g/t)	0.38	0.8	0.38	0.8	0	0	0
1006	Pb (%)	0.45	0.74	0.45	0.74	0	0	0
1006	Zn (%)	1.45	0.75	1.45	0.75	0	0	0
1006	Cu (%)	0.02	0.71	0.02	0.71	0	0	0
1006	Fe (%)	11.99	0.97	11.99	0.97	0	0	0
1007	Ag (g/t)	200.32	1.61	177.74	1.57	-22.58	-0.11	-0.05
1007	Au (g/t)	0.64	0.58	0.64	0.58	0	0	0
1007	Pb (%)	0.53	0.94	0.53	0.94	0	0	0
1007	Zn (%)	2.51	1.37	2.51	1.37	0	0	0
1007	Cu (%)	0.23	1.41	0.23	1.41	0	0	0
1007	Fe (%)	14.65	0.63	13.61	0.55	-1.04	-0.07	-0.08
1011	Ag (g/t)	57.16	0.72	57.16	0.72	0	0	0
1011	Au (g/t)	1.59	0.95	1.59	0.95	0	0	0
1011	Pb (%)	0.47	0.69	0.47	0.69	0	0	0
1011	Zn (%)	0.92	0.73	0.92	0.73	0	0	0
1011	Cu (%)	0.03	0.89	0.03	0.89	0	0	0
1011	Fe (%)	35.59	0.87	35.59	0.87	0	0	0
1012	Ag (g/t)	129.23	0.38	129.23	0.38	0	0	0
1012	Au (g/t)	1	0.86	1	0.86	0	0	0
1012	Pb (%)	1.24	0.86	1.24	0.86	0	0	0
1012	Zn (%)	2.26	0.93	2.26	0.93	0	0	0
1012	Cu (%)	0.31	0.63	0.31	0.63	0	0	0
1012	Fe (%)	22.78	0.46	22.78	0.46	0	0	0
1013	Ag (g/t)	29.75	0.7	29.75	0.7	0	0	0
1013	Au (g/t)	0.12	0.91	0.12	0.91	0	0	0
1013	Pb (%)	0.49	1.34	0.49	1.34	0	0	0
1013	Zn (%)	1.07	1.39	1.07	1.39	0	0	0
1013	Cu (%)	0.03	0.38	0.03	0.38	0	0	0
1013	Fe (%)	17.39	0.76	17.39	0.76	0	0	0
1030	Ag (g/t)	130.13	1.25	130.13	1.25	0	0	0
1030	Au (g/t)	2.29	1.92	2.29	1.92	0	0	0
1030	Pb (%)	1.64	1.2	1.64	1.2	0	0	0
1030	Zn (%)	7.65	1.37	7.65	1.37	0	0	0
1030	Cu (%)	0.21	1.85	0.21	1.85	0	0	0
1030	Fe (%)	21.76	1.09	21.76	1.09	0	0	0
1031	Ag (g/t)	99.97	1.34	96.85	1.32	-3.13	-0.03	-0.02
1031	Au (g/t)	1.31	3.26	1.31	3.26	0	0	0
1031	Pb (%)	0.88	1.36	0.88	1.36	0	0	0
1031	Zn (%)	2.43	2.11	2.43	2.11	0	0	0
1031	Cu (%)	0.06	2.25	0.06	2.25	0	0.01	0
1031	Fe (%)	19.63	1.85	19.63	1.85	0	0	0
1033	Ag (g/t)	20.62	0.83	20.62	0.83	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        446

1033	Au (g/t)	0.99	0.96	0.99	0.96	0	0	0
1033	Pb (%)	0.24	0.71	0.24	0.71	0	0	0
1033	Zn (%)	0.36	1.06	0.36	1.06	0	0	0
1033	Cu (%)	0.03	1.57	0.03	1.54	0	0.02	-0.03
1033	Fe (%)	12.42	0.7	12.42	0.7	0	0	0
1040	Ag (g/t)	85.8	1.05	85.8	1.05	0	0	0
1040	Au (g/t)	2.58	1.34	2.45	1.34	-0.12	-0.05	0
1040	Pb (%)	2.14	1.83	2.14	1.83	0	0	0
1040	Zn (%)	3.84	2.07	3.84	2.07	0	0	0
1040	Cu (%)	0.06	1.07	0.06	1.06	0	0.01	0
1040	Fe (%)	24.28	0.81	24.28	0.81	0	0	0
1041	Ag (g/t)	148.18	1.49	148.18	1.49	0	0	0
1041	Au (g/t)	1.74	2.08	1.67	2.12	-0.08	-0.04	0.05
1041	Pb (%)	2.16	1.49	2.16	1.49	0	0	0
1041	Zn (%)	3.57	1.43	3.49	1.43	-0.08	-0.02	0
1041	Cu (%)	0.04	1.26	0.04	1.26	0	0	0
1041	Fe (%)	19.96	0.96	19.96	0.96	0	0	0
1050	Ag (g/t)	46.76	1.27	46.76	1.27	0	0	0
1050	Au (g/t)	2.65	1.5	2.65	1.5	0	0	0
1050	Pb (%)	0.93	2.06	0.93	2.06	0	0	0
1050	Zn (%)	2.91	2.03	2.75	1.97	-0.17	-0.06	-0.06
1050	Cu (%)	0.35	1.48	0.35	1.48	0	0	0
1050	Fe (%)	22.58	1.29	22.58	1.29	0	0	0
1051	Ag (g/t)	27.98	0.81	27.98	0.81	0	0	0
1051	Au (g/t)	0.3	0.46	0.3	0.46	0	0	0
1051	Pb (%)	0.11	0.63	0.11	0.63	0	0	0
1051	Zn (%)	0.04	0.91	0.04	0.91	0	0	0
1051	Cu (%)	0.01	0.84	0.01	0.73	0	0.06	-0.11
1051	Fe (%)	3.67	0.1	3.67	0.1	0	0	0
1052	Ag (g/t)	48.42	1.37	48.42	1.37	0	0	0
1052	Au (g/t)	0.78	1.32	0.78	1.32	0	0	0
1052	Pb (%)	0.82	1.23	0.82	1.23	0	0	0
1052	Zn (%)	0.87	1.27	0.87	1.27	0	0	0
1052	Cu (%)	0.19	2.84	0.11	1.39	-0.08	-0.41	-1.45
1052	Fe (%)	17.67	0.98	17.67	0.98	0	0	0
1053	Ag (g/t)	39.73	0.57	39.73	0.57	0	0	0
1053	Au (g/t)	0.84	0.3	0.84	0.3	0	0	0
1053	Pb (%)	0.68	1.04	0.68	1.04	0	0	0
1053	Zn (%)	1.92	1.3	1.92	1.3	0	0	0
1053	Cu (%)	0.07	0.51	0.07	0.51	0	0	0
1053	Fe (%)	13.65	0.3	13.65	0.3	0	0	0
1054	Ag (g/t)	22.97	1.34	22.97	1.34	0	0	0
1054	Au (g/t)	0.05	1.19	0.05	1.19	0	0	0
1054	Pb (%)	0.97	1.7	0.97	1.7	0	0	0
1054	Zn (%)	1.98	2.14	1.98	2.14	0	0	0
1054	Cu (%)	0.25	0.86	0.25	0.86	0	0	0
1054	Fe (%)	9.14	1.48	9.14	1.48	0	0	0
1055	Ag (g/t)	296.3	0.68	296.3	0.68	0	0	0
1055	Au (g/t)	0.72	0.7	0.72	0.7	0	0	0
1055	Pb (%)	4.74	0.7	4.74	0.7	0	0	0
1055	Zn (%)	4.53	0.85	4.53	0.85	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        447

1055	Cu (%)	0.07	0.92	0.07	0.92	0	0	0
1055	Fe (%)	20.67	0.71	20.67	0.71	0	0	0
1056	Ag (g/t)	49.3	0.64	49.3	0.64	0	0	0
1056	Au (g/t)	0.71	0.98	0.71	0.98	0	0	0
1056	Pb (%)	0.69	1.57	0.69	1.57	0	0	0
1056	Zn (%)	0.65	1.12	0.65	1.12	0	0	0
1056	Cu (%)	0.46	0.61	0.46	0.61	0	0	0
1056	Fe (%)	40.23	0.91	37.39	0.81	-2.84	-0.07	-0.1
1061	Ag (g/t)	122.19	0.6	122.19	0.6	0	0	0
1061	Au (g/t)	0.62	0.78	0.62	0.78	0	0	0
1061	Pb (%)	2.82	0.59	2.82	0.59	0	0	0
1061	Zn (%)	6.75	0.85	6.75	0.85	0	0	0
1061	Cu (%)	0.03	0.11	0.03	0.03	0	0.14	-0.08
1061	Fe (%)	28.03	0.52	28.03	0.52	0	0	0
1062	Ag (g/t)	22.45	1.35	22.45	1.35	0	0	0
1062	Au (g/t)	0.06	0.85	0.06	0.85	0	0	0
1062	Pb (%)	5.21	1.41	5.21	1.41	0	0	0
1062	Zn (%)	10.88	1.41	9.91	1.41	-0.97	-0.09	0
1062	Cu (%)	0.22	0.66	0.22	0.66	0	0.01	0
1062	Fe (%)	17.55	0.74	17.55	0.74	0	0	0
1063	Ag (g/t)	3.08	0.77	3.08	0.77	0	0	0
1063	Au (g/t)	7.94	0.48	7.94	0.48	0	0	0
1063	Pb (%)	0.02	0.64	0.02	0.64	0	0	0
1063	Zn (%)	0.03	0.86	0.03	0.86	0	0	0
1063	Cu (%)	0.02	0.54	0.02	0.54	0	0	0
1063	Fe (%)	34.44	0.83	34.44	0.83	0	0	0
1090	Ag (g/t)	258.26	1.94	258.26	1.94	0	0	0
1090	Au (g/t)	3.77	1.31	3.77	1.31	0	0	0
1090	Pb (%)	2.87	2.39	2.87	2.39	0	0	0
1090	Zn (%)	9.41	1.89	9.35	1.88	-0.06	-0.01	-0.01
1090	Cu (%)	0.24	1.93	0.24	1.93	0	0	-0.01
1090	Fe (%)	44.69	0.99	43.29	0.89	-1.4	-0.03	-0.1
1091	Ag (g/t)	432.92	1.61	394.35	1.27	-38.57	-0.09	-0.34
1091	Au (g/t)	1.68	1.17	1.65	1.11	-0.04	-0.02	-0.06
1091	Pb (%)	3.07	1.27	2.74	1.04	-0.33	-0.11	-0.23
1091	Zn (%)	4.68	1.04	4.43	0.92	-0.25	-0.05	-0.12
1091	Cu (%)	0.14	2.22	0.14	2.13	0	-0.03	-0.09
1091	Fe (%)	32.27	0.77	32.27	0.77	0	0	0
1092	Ag (g/t)	91.96	1.89	91.96	1.89	0	0	0
1092	Au (g/t)	4.19	1.9	4.19	1.9	0	0	0
1092	Pb (%)	1.25	1.14	1.25	1.14	0	0	0
1092	Zn (%)	3.2	1.75	3.2	1.75	0	0	0
1092	Cu (%)	0.27	1.67	0.27	1.66	0	0	0
1092	Fe (%)	43.15	1.27	43.15	1.27	0	0	0
1093	Ag (g/t)	329.44	2.49	329.44	2.49	0	0	0
1093	Au (g/t)	2.51	1.53	2.51	1.53	0	0	0
1093	Pb (%)	1.04	1.3	1.04	1.3	0	0	0
1093	Zn (%)	3.26	1.66	3.26	1.66	0	0	0
1093	Cu (%)	0.22	1.55	0.22	1.55	0	0	0
1093	Fe (%)	29.68	0.95	29.68	0.95	0	0	0
1094	Ag (g/t)	105.6	1.04	105.6	1.04	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        448

1094	Au (g/t)	6.21	1.2	6.21	1.2	0	0	0
1094	Pb (%)	1.19	0.77	1.19	0.77	0	0	0
1094	Zn (%)	1.51	1.11	1.51	1.11	0	0	0
1094	Cu (%)	0.2	1.24	0.2	1.23	0	0	0
1094	Fe (%)	49.41	0.71	49.41	0.71	0	0	0
1201	Ag (g/t)	1095.83	1.65	1058.78	1.64	-37.05	-0.03	-0.01
1201	Au (g/t)	5.78	1.17	5.78	1.17	0	0	0
1201	Pb (%)	10.26	1.72	10.21	1.73	-0.05	-0.01	0.01
1201	Zn (%)	12.92	1.01	12.87	1.01	-0.05	0	0
1201	Cu (%)	0.22	0.93	0.22	0.93	0	0	0
1201	Fe (%)	78.75	0.88	78.75	0.88	0	0	0
1202	Ag (g/t)	110.65	2.3	110.65	2.3	0	0	0
1202	Au (g/t)	1.96	2.99	1.63	2.84	-0.33	-0.17	-0.15
1202	Pb (%)	1.17	2.25	1.17	2.25	0	0	0
1202	Zn (%)	2.74	1.89	2.74	1.89	0	0	0
1202	Cu (%)	0.1	2.71	0.1	2.7	0	0	-0.01
1202	Fe (%)	19.41	1.52	14.19	1.09	-5.21	-0.27	-0.43
1203	Ag (g/t)	71.92	2.04	71.92	2.04	0	0	0
1203	Au (g/t)	1.48	2.78	1.48	2.78	0	0	0
1203	Pb (%)	1.4	1.96	1.4	1.96	0	0	0
1203	Zn (%)	3.14	1.93	3.14	1.93	0	0	0
1203	Cu (%)	0.05	1.59	0.05	1.58	0	0	0
1203	Fe (%)	18.33	1.61	18.33	1.61	0	0	0
1208	Ag (g/t)	21.12	0.65	21.12	0.65	0	0	0
1208	Au (g/t)	0.58	0.32	0.58	0.32	0	0	0
1208	Pb (%)	0.16	0.71	0.16	0.71	0	0	0
1208	Zn (%)	0.16	0.97	0.16	0.97	0	0	0
1208	Cu (%)	0.04	0.89	0.04	0.87	0	0.01	-0.02
1208	Fe (%)	13.18	0.58	13.18	0.58	0	0	0
1209	Ag (g/t)	20.16	0.83	20.16	0.83	0	0	0
1209	Au (g/t)	0.57	1.74	0.57	1.74	0	0	0
1209	Pb (%)	0.36	0.7	0.36	0.7	0	0	0
1209	Zn (%)	1.34	0.82	1.34	0.82	0	0	0
1209	Cu (%)	0.18	1.75	0.18	1.75	0	0	0
1209	Fe (%)	7.77	0.58	7.77	0.58	0	0	0
1304	Ag (g/t)	29.04	0.4	29.04	0.4	0	0	0
1304	Au (g/t)	1.12	0.79	1.12	0.79	0	0	0
1304	Pb (%)	1.41	0.99	1.41	0.99	0	0	0
1304	Zn (%)	1.28	0.84	1.28	0.84	0	0	0
1304	Cu (%)	0.07	0.4	0.07	0.37	0	0.02	-0.02
1304	Fe (%)	24.37	0.63	24.37	0.63	0	0	0
1305	Ag (g/t)	54.67	1.31	54.67	1.31	0	0	0
1305	Au (g/t)	2.3	1.54	2.3	1.54	0	0	0
1305	Pb (%)	0.58	1.46	0.58	1.46	0	0	0
1305	Zn (%)	1.03	1.38	1.03	1.38	0	0	0
1305	Cu (%)	0.16	1.05	0.16	1.05	0	0	0
1305	Fe (%)	31.91	0.82	31.06	0.75	-0.85	-0.03	-0.07
1306	Ag (g/t)	144.14	1.15	144.14	1.15	0	0	0
1306	Au (g/t)	2.74	1.74	2.74	1.74	0	0	0
1306	Pb (%)	1.37	1.13	1.37	1.13	0	0	0
1306	Zn (%)	2.48	1.32	2.48	1.32	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        449

1306	Cu (%)	0.21	1.45	0.21	1.45	0	0	0
1306	Fe (%)	31.39	1.19	31.39	1.19	0	0	0
1310	Ag (g/t)	46.17	0.9	46.17	0.9	0	0	0
1310	Au (g/t)	2.67	1.27	2.67	1.27	0	0	0
1310	Pb (%)	0.99	1.3	0.99	1.3	0	0	0
1310	Zn (%)	2.32	1.67	2.32	1.67	0	0	0
1310	Cu (%)	0.17	1.16	0.17	1.16	0	0	0
1310	Fe (%)	33.37	0.95	33.37	0.95	0	0	0
1311	Ag (g/t)	43.29	1.11	43.29	1.11	0	0	0
1311	Au (g/t)	1.31	2.01	1.31	2.01	0	0	0
1311	Pb (%)	0.12	0.62	0.12	0.62	0	0	0
1311	Zn (%)	0.43	0.76	0.43	0.76	0	0	0
1311	Cu (%)	0.1	0.96	0.1	0.96	0	0	0
1311	Fe (%)	32.96	1.12	27.39	0.91	-5.57	-0.17	-0.21
1312	Ag (g/t)	44.6	1.78	44.6	1.78	0	0	0
1312	Au (g/t)	0.83	1.78	0.83	1.78	0	0	0
1312	Pb (%)	0.58	0.96	0.58	0.96	0	0	0
1312	Zn (%)	3.18	2.43	3.18	2.43	0	0	0
1312	Cu (%)	0.1	1.61	0.1	1.58	0	0.01	-0.03
1312	Fe (%)	15.19	1.13	15.19	1.13	0	0	0
1313	Ag (g/t)	38.1	1.89	38.1	1.89	0	0	0
1313	Au (g/t)	0.21	1.02	0.21	1.02	0	0	0
1313	Pb (%)	2.75	2.07	2.75	2.07	0	0	0
1313	Zn (%)	2.44	0.86	2.44	0.86	0	0	0
1313	Cu (%)	0.04	0.87	0.04	0.89	0	0.04	0.01
1313	Fe (%)	10.56	0.5	10.56	0.5	0	0	0
1314	Ag (g/t)	24.01	0.88	24.01	0.88	0	0	0
1314	Au (g/t)	1.25	0.92	1.25	0.92	0	0	0
1314	Pb (%)	0.32	1.22	0.32	1.22	0	0	0
1314	Zn (%)	0.49	1.55	0.49	1.55	0	0	0
1314	Cu (%)	0.12	0.91	0.12	0.9	0	0	-0.01
1314	Fe (%)	23.93	0.5	23.93	0.5	0	0	0
1331	Ag (g/t)	39.9	0.84	39.9	0.84	0	0	0
1331	Au (g/t)	1.49	1.84	1.49	1.84	0	0	0
1331	Pb (%)	2.13	1.74	2.13	1.74	0	0	0
1331	Zn (%)	2.18	0.93	2.18	0.93	0	0	0
1331	Cu (%)	0.11	1.43	0.11	1.43	0	0.01	-0.01
1331	Fe (%)	21.34	0.84	21.34	0.84	0	0	0
1341	Ag (g/t)	41.69	1.47	41.69	1.47	0	0	0
1341	Au (g/t)	0.75	1.52	0.75	1.52	0	0	0
1341	Pb (%)	2.68	2.45	2.68	2.45	0	0	0
1341	Zn (%)	4.24	1.69	4.24	1.69	0	0	0
1341	Cu (%)	0.12	1.8	0.12	1.79	0	0.01	-0.01
1341	Fe (%)	18.34	0.81	18.34	0.81	0	0	0
1403	Ag (g/t)	36.95	0.81	36.95	0.81	0	0	0
1403	Au (g/t)	0.89	1.45	0.89	1.45	0	0	0
1403	Pb (%)	3.68	1.42	3.68	1.42	0	0	0
1403	Zn (%)	3.36	0.74	3.36	0.74	0	0	0
1403	Cu (%)	0.09	0.65	0.09	0.65	0	0.01	0
1403	Fe (%)	32.88	0.55	32.88	0.55	0	0	0
1404	Ag (g/t)	22.84	1.17	22.84	1.17	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        450

1404	Au (g/t)	0.21	1.37	0.21	1.37	0	0	0
1404	Pb (%)	0.39	0.83	0.39	0.83	0	0	0
1404	Zn (%)	1.39	1.27	1.39	1.27	0	0	0
1404	Cu (%)	0.06	2.39	0.07	2.36	0	0.01	-0.02
1404	Fe (%)	11.09	0.58	11.09	0.58	0	0	0
1407	Ag (g/t)	45	1.25	45	1.25	0	0	0
1407	Au (g/t)	2.57	2.62	1.99	2.26	-0.58	-0.22	-0.36
1407	Pb (%)	0.98	1.3	0.98	1.3	0	0	0
1407	Zn (%)	1.76	1.18	1.76	1.18	0	0	0
1407	Cu (%)	0.15	1.55	0.15	1.54	0	0.01	-0.01
1407	Fe (%)	39.15	1.21	39.15	1.21	0	0	0
1501	Ag (g/t)	207.96	1.23	207.96	1.23	0	0	0
1501	Au (g/t)	2.23	1.2	2.14	1.14	-0.09	-0.04	-0.06
1501	Pb (%)	2.64	1.27	2.64	1.27	0	0	0
1501	Zn (%)	5.15	1.32	5.15	1.32	0	0	0
1501	Cu (%)	0.08	1.19	0.08	1.18	0	0.01	-0.01
1501	Fe (%)	37.53	0.89	37.53	0.89	0	0	0
1502	Ag (g/t)	275.26	1.53	275.26	1.53	0	0	0
1502	Au (g/t)	1.2	1.02	1.2	1.02	0	0	0
1502	Pb (%)	2.51	1.26	2.51	1.26	0	0	0
1502	Zn (%)	6.3	1.23	6.19	1.24	-0.12	-0.02	0.01
1502	Cu (%)	0.06	1.49	0.06	1.48	0	0.01	-0.01
1502	Fe (%)	24.74	0.86	24.74	0.86	0	0	0
1503	Ag (g/t)	236.47	1.4	230.2	1.36	-6.27	-0.03	-0.04
1503	Au (g/t)	1.2	1.04	1.2	1.04	0	0	0
1503	Pb (%)	2.48	1.52	2.38	1.44	-0.1	-0.04	-0.07
1503	Zn (%)	4.92	1.32	4.92	1.32	0	0	0
1503	Cu (%)	0.13	1.64	0.13	1.63	0	0	-0.01
1503	Fe (%)	32.7	0.96	32.7	0.96	0	0	0
1504	Ag (g/t)	252.69	1.33	252.69	1.33	0	0	0
1504	Au (g/t)	2.36	1.26	1.9	1.02	-0.46	-0.2	-0.25
1504	Pb (%)	2.32	1.52	2.32	1.52	0	0	0
1504	Zn (%)	3.79	1.46	3.79	1.46	0	0	0
1504	Cu (%)	0.05	0.92	0.05	0.92	0	0	0
1504	Fe (%)	30.13	0.86	30.13	0.86	0	0	0
1505	Ag (g/t)	102.06	1.06	102.06	1.06	0	0	0
1505	Au (g/t)	0.75	1.26	0.75	1.26	0	0	0
1505	Pb (%)	0.95	1.44	0.95	1.44	0	0	0
1505	Zn (%)	1.73	1.26	1.73	1.26	0	0	0
1505	Cu (%)	0.04	1.28	0.04	1.24	0	0.02	-0.04
1505	Fe (%)	19.15	1.13	19.15	1.13	0	0	0
1601	Ag (g/t)	21.82	1.09	21.82	1.09	0	0	0
1601	Au (g/t)	0.16	0.71	0.16	0.71	0	0	0
1601	Pb (%)	1.28	1.46	1.28	1.46	0	0	0
1601	Zn (%)	1.81	0.76	1.81	0.76	0	0	0
1601	Cu (%)	0.09	0.98	0.09	0.98	0	0	0
1601	Fe (%)	13.68	0.55	13.68	0.55	0	0	0
1614	Ag (g/t)	14.43	0.88	14.43	0.88	0	0	0
1614	Au (g/t)	0.47	0.91	0.47	0.91	0	0	0
1614	Pb (%)	0.1	0.78	0.1	0.78	0	0	0
1614	Zn (%)	0.09	0.69	0.09	0.69	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        451

1614	Cu (%)	0.04	0.99	0.04	0.98	0	0	0
1614	Fe (%)	12.88	0.76	12.88	0.76	0	0	0
1631	Ag (g/t)	87.23	0.81	87.23	0.81	0	0	0
1631	Au (g/t)	1.74	0.98	1.74	0.98	0	0	0
1631	Pb (%)	1.67	0.8	1.67	0.8	0	0	0
1631	Zn (%)	2.16	1.17	2.16	1.17	0	0	0
1631	Cu (%)	0.06	0.77	0.06	0.75	0	0.02	-0.02
1631	Fe (%)	35.63	0.68	35.63	0.68	0	0	0
1632	Ag (g/t)	77.03	1.55	64.12	1.28	-12.91	-0.17	-0.27
1632	Au (g/t)	3.18	1.39	2.81	1.25	-0.38	-0.12	-0.14
1632	Pb (%)	1.44	1.94	0.82	0.77	-0.62	-0.43	-1.18
1632	Zn (%)	1.97	0.67	1.97	0.67	0	0	0
1632	Cu (%)	0.13	1.4	0.12	1.22	-0.02	-0.11	-0.18
1632	Fe (%)	33.16	0.99	33.16	0.99	0	0	0
2002	Ag (g/t)	72.51	1.87	72.51	1.87	0	0	0
2002	Au (g/t)	3.65	1.97	3.65	1.97	0	0	0
2002	Pb (%)	2.27	2.03	2.27	2.03	0	0	0
2002	Zn (%)	3.34	2.05	3.34	2.05	0	0	0
2002	Cu (%)	0.08	1.35	0.08	1.34	0	0.01	-0.02
2002	Fe (%)	31.48	1.01	31.48	1.01	0	0	0
2004	Ag (g/t)	186.38	1.23	186.38	1.23	0	0	0
2004	Au (g/t)	3.2	1.02	3.2	1.02	0	0	0
2004	Pb (%)	1.23	1.32	1.23	1.32	0	0	0
2004	Zn (%)	4.94	1.02	4.94	1.02	0	0	0
2004	Cu (%)	0.3	1.28	0.31	1.27	0	0	-0.01
2004	Fe (%)	43.24	0.72	43.24	0.72	0	0	0
2005	Ag (g/t)	19.57	0.85	19.57	0.85	0	0	0
2005	Au (g/t)	0.26	1.68	0.26	1.68	0	0	0
2005	Pb (%)	0.41	1.48	0.41	1.48	0	0	0
2005	Zn (%)	1.62	1.18	1.62	1.18	0	0	0
2005	Cu (%)	0.01	0.63	0.01	0.62	0	0.03	-0.01
2005	Fe (%)	13.43	0.58	13.43	0.58	0	0	0
2006	Ag (g/t)	32.99	0.89	32.99	0.89	0	0	0
2006	Au (g/t)	0.62	2.32	0.62	2.32	0	0	0
2006	Pb (%)	2.81	1.9	1.86	1.52	-0.95	-0.34	-0.39
2006	Zn (%)	1.74	1.09	1.74	1.09	0	0	0
2006	Cu (%)	0.03	1.3	0.03	1.28	0	0.01	-0.01
2006	Fe (%)	12.1	1.05	12.1	1.05	0	0	0
2009	Ag (g/t)	69.51	0.79	69.51	0.79	0	0	0
2009	Au (g/t)	2.71	1.04	2.71	1.04	0	0	0
2009	Pb (%)	1.69	1.41	1.69	1.41	0	0	0
2009	Zn (%)	2.63	0.63	2.63	0.63	0	0	0
2009	Cu (%)	0.1	1.1	0.1	1.09	0	0.01	-0.01
2009	Fe (%)	42.65	0.8	42.65	0.8	0	0	0
2012	Ag (g/t)	74.49	1.04	71.77	1.04	-2.73	-0.04	0
2012	Au (g/t)	1.43	1.43	1.43	1.43	0	0	0
2012	Pb (%)	2.26	1.41	2.26	1.41	0	0	0
2012	Zn (%)	6.95	1.41	6.95	1.41	0	0	0
2012	Cu (%)	0.08	1.91	0.08	1.89	0	0.01	-0.01
2012	Fe (%)	25.01	0.84	25.01	0.84	0	0	0
2018	Ag (g/t)	176.5	1.01	176.5	1.01	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        452

2018	Au (g/t)	5.06	1.19	5.06	1.19	0	0	0
2018	Pb (%)	1.69	0.76	1.69	0.76	0	0	0
2018	Zn (%)	9.29	0.8	8.88	0.8	-0.41	-0.04	0
2018	Cu (%)	0.1	1.29	0.1	1.28	0	0.01	-0.01
2018	Fe (%)	53.38	1.03	53.38	1.03	0	0	0
2019	Ag (g/t)	159.32	0.73	159.32	0.73	0	0	0
2019	Au (g/t)	4.63	1.02	4.63	1.02	0	0	0
2019	Pb (%)	0.51	0.6	0.51	0.6	0	0	0
2019	Zn (%)	1.43	0.98	1.43	0.98	0	0	0
2019	Cu (%)	0.35	0.7	0.35	0.7	0	0	0
2019	Fe (%)	50.84	1.05	50.84	1.05	0	0	0
2020	Ag (g/t)	123.27	1.16	123.27	1.16	0	0	0
2020	Au (g/t)	13.42	1.38	10.7	1.26	-2.72	-0.2	-0.12
2020	Pb (%)	1.34	1.94	1.34	1.94	0	0	0
2020	Zn (%)	2.78	1.77	2.78	1.77	0	0	0
2020	Cu (%)	0.19	0.91	0.19	0.9	0	0	0
2020	Fe (%)	53.1	0.8	53.1	0.8	0	0	0
2026	Ag (g/t)	18.6	0.86	18.6	0.86	0	0	0
2026	Au (g/t)	0.77	0.99	0.77	0.99	0	0	0
2026	Pb (%)	0.89	1.5	0.89	1.5	0	0	0
2026	Zn (%)	2.17	1.24	2.17	1.24	0	0	0
2026	Cu (%)	0.02	1.17	0.02	0.97	0	0.2	-0.2
2026	Fe (%)	16.5	0.69	16.5	0.69	0	0	0
2091	Ag (g/t)	246.09	1.45	221.43	1.22	-24.66	-0.1	-0.23
2091	Au (g/t)	11.33	1.93	10.15	1.5	-1.18	-0.1	-0.42
2091	Pb (%)	2.03	1.21	2	1.17	-0.03	-0.01	-0.05
2091	Zn (%)	7.39	1.34	7.11	1.21	-0.28	-0.04	-0.14
2091	Cu (%)	0.39	1.71	0.37	1.51	-0.02	-0.04	-0.2
2091	Fe (%)	74.85	0.89	73.71	0.86	-1.13	-0.02	-0.03
2101	Ag (g/t)	40.64	1.25	40.64	1.25	0	0	0
2101	Au (g/t)	1.49	1.77	1.49	1.77	0	0	0
2101	Pb (%)	0.41	0.79	0.41	0.79	0	0	0
2101	Zn (%)	2.3	1.18	2.13	1.22	-0.16	-0.07	0.05
2101	Cu (%)	0.05	1.76	0.05	1.75	0	0.01	-0.02
2101	Fe (%)	12.82	1.12	12.82	1.12	0	0	0
2103	Ag (g/t)	69.05	1.46	69.05	1.46	0	0	0
2103	Au (g/t)	2.47	2.25	2.47	2.25	0	0	0
2103	Pb (%)	1.48	1.72	1.48	1.72	0	0	0
2103	Zn (%)	5.09	1.7	5.09	1.7	0	0	0
2103	Cu (%)	0.1	1.75	0.11	1.74	0	0	-0.01
2103	Fe (%)	30.74	1.48	30.74	1.48	0	0	0
2104	Ag (g/t)	99.57	1.71	98.01	1.68	-1.56	-0.02	-0.03
2104	Au (g/t)	3.76	1.64	3.52	1.51	-0.24	-0.06	-0.13
2104	Pb (%)	1.36	1.32	1.32	1.24	-0.05	-0.03	-0.08
2104	Zn (%)	4.24	1.28	4.08	1.21	-0.16	-0.04	-0.08
2104	Cu (%)	0.18	1.63	0.18	1.54	-0.01	-0.03	-0.08
2104	Fe (%)	37.59	1.21	37.59	1.21	0	0	0
2106	Ag (g/t)	47.41	0.87	47.41	0.87	0	0	0
2106	Au (g/t)	2.82	1.35	2.82	1.35	0	0	0
2106	Pb (%)	0.94	1	0.94	1	0	0	0
2106	Zn (%)	2.91	1.18	2.91	1.18	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        453

2106	Cu (%)	0.2	2.4	0.2	2.39	0	0	0
2106	Fe (%)	25.86	0.68	25.86	0.68	0	0	0
2113	Ag (g/t)	37.39	0.94	37.39	0.94	0	0	0
2113	Au (g/t)	0.94	1.03	0.94	1.03	0	0	0
2113	Pb (%)	0.92	0.7	0.92	0.7	0	0	0
2113	Zn (%)	1.76	0.92	1.76	0.92	0	0	0
2113	Cu (%)	0.08	0.68	0.08	0.68	0	0	0
2113	Fe (%)	17.82	0.87	17.82	0.87	0	0	0
2115	Ag (g/t)	25.11	0.62	25.11	0.62	0	0	0
2115	Au (g/t)	0.37	0.53	0.37	0.53	0	0	0
2115	Pb (%)	0.85	1.14	0.85	1.14	0	0	0
2115	Zn (%)	1.92	1.08	1.92	1.08	0	0	0
2115	Cu (%)	0.05	0.67	0.05	0.66	0	0.01	-0.01
2115	Fe (%)	16.47	0.86	16.47	0.86	0	0	0
2117	Ag (g/t)	140.7	1.26	140.7	1.26	0	0	0
2117	Au (g/t)	4.72	1.66	4.72	1.66	0	0	0
2117	Pb (%)	1.21	1.26	1.21	1.26	0	0	0
2117	Zn (%)	1.77	1.07	1.77	1.07	0	0	0
2117	Cu (%)	0.26	1.69	0.26	1.69	0	0	-0.01
2117	Fe (%)	34.61	1.01	34.61	1.01	0	0	0
2118	Ag (g/t)	58.32	0.72	58.32	0.72	0	0	0
2118	Au (g/t)	2.36	1.02	2.36	1.02	0	0	0
2118	Pb (%)	1.22	0.69	1.22	0.69	0	0	0
2118	Zn (%)	3.19	0.62	3.19	0.62	0	0	0
2118	Cu (%)	0.15	1.43	0.15	1.42	0	0	-0.01
2118	Fe (%)	38.73	1.04	38.73	1.04	0	0	0
2120	Ag (g/t)	169.33	0.54	169.33	0.54	0	0	0
2120	Au (g/t)	5.39	0.7	5.39	0.7	0	0	0
2120	Pb (%)	1.01	0.83	1.01	0.83	0	0	0
2120	Zn (%)	3.01	1.08	3.01	1.08	0	0	0
2120	Cu (%)	0.37	0.68	0.37	0.68	0	0	0
2120	Fe (%)	41.91	0.61	41.91	0.61	0	0	0
2122	Ag (g/t)	236.89	1.81	236.89	1.81	0	0	0
2122	Au (g/t)	1.65	1.28	1.65	1.28	0	0	0
2122	Pb (%)	1.31	1.48	1.31	1.48	0	0	0
2122	Zn (%)	0.68	1.2	0.68	1.2	0	0	0
2122	Cu (%)	0.08	1	0.08	0.98	0	0.01	-0.02
2122	Fe (%)	24.71	0.93	24.71	0.93	0	0	0
2127	Ag (g/t)	19.8	0.77	19.8	0.77	0	0	0
2127	Au (g/t)	0.07	0.83	0.07	0.83	0	0	0
2127	Pb (%)	0.12	0.69	0.12	0.69	0	0	0
2127	Zn (%)	1.27	0.95	1.27	0.95	0	0	0
2127	Cu (%)	0.1	0.89	0.1	0.89	0	0	0
2127	Fe (%)	9.84	0.3	9.84	0.3	0	0	0
2130	Ag (g/t)	19.55	0.64	19.55	0.64	0	0	0
2130	Au (g/t)	0.9	1.49	0.9	1.49	0	0	0
2130	Pb (%)	1.43	0.97	1.43	0.97	0	0	0
2130	Zn (%)	2.07	1.45	2.07	1.45	0	0	0
2130	Cu (%)	0.15	1.54	0.15	1.54	0	0	0
2130	Fe (%)	11.62	0.55	11.62	0.55	0	0	0
2131	Ag (g/t)	21.9	0.74	21.9	0.74	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        454

2131	Au (g/t)	1.28	0.9	1.28	0.9	0	0	0
2131	Pb (%)	0.69	1.14	0.69	1.14	0	0	0
2131	Zn (%)	1.53	1.34	1.53	1.34	0	0	0
2131	Cu (%)	0.03	0.74	0.03	0.74	0	0.01	0
2131	Fe (%)	23.49	0.61	23.49	0.61	0	0	0
2132	Ag (g/t)	22.7	1.36	22.7	1.36	0	0	0
2132	Au (g/t)	0.47	1.82	0.47	1.82	0	0	0
2132	Pb (%)	0.64	2.15	0.64	2.15	0	0	0
2132	Zn (%)	1.14	1.09	1.14	1.09	0	0	0
2132	Cu (%)	0.05	1.98	0.05	1.97	0	0	-0.01
2132	Fe (%)	11.08	1.22	11.08	1.22	0	0	0
2203	Ag (g/t)	126.03	1.48	105.84	1.21	-20.18	-0.16	-0.28
2203	Au (g/t)	0.65	1.63	0.65	1.63	0	0	0
2203	Pb (%)	1.46	0.76	1.46	0.76	0	0	0
2203	Zn (%)	5.1	1.11	5.1	1.11	0	0	0
2203	Cu (%)	0.02	0.62	0.02	0.7	0	0.13	0.07
2203	Fe (%)	20.8	0.82	20.8	0.82	0	0	0
2207	Ag (g/t)	131.52	1.62	131.52	1.62	0	0	0
2207	Au (g/t)	3.82	1.68	3.82	1.68	0	0	0
2207	Pb (%)	1.12	1.36	1.12	1.36	0	0	0
2207	Zn (%)	1.13	0.82	1.13	0.82	0	0	0
2207	Cu (%)	0.03	0.98	0.03	0.91	0	0.04	-0.07
2207	Fe (%)	19.12	0.67	19.12	0.67	0	0	0
2213	Ag (g/t)	83.75	0.96	83.75	0.96	0	0	0
2213	Au (g/t)	4.74	0.75	4.74	0.75	0	0	0
2213	Pb (%)	0.75	0.82	0.75	0.82	0	0	0
2213	Zn (%)	1.57	1.26	1.57	1.26	0	0	0
2213	Cu (%)	0.14	0.59	0.14	0.6	0	0.01	0.01
2213	Fe (%)	26.85	0.43	26.85	0.43	0	0	0
2215	Ag (g/t)	22.12	1.28	22.12	1.28	0	0	0
2215	Au (g/t)	0.43	1.07	0.43	1.07	0	0	0
2215	Pb (%)	1.22	1.2	1.22	1.2	0	0	0
2215	Zn (%)	16.14	1.49	16.14	1.49	0	0	0
2215	Cu (%)	0.05	1.18	0.05	1.18	0	0	0
2215	Fe (%)	39.98	0.88	39.98	0.88	0	0	0
2216	Ag (g/t)	28.53	0.82	28.53	0.82	0	0	0
2216	Au (g/t)	0.85	1.37	0.85	1.37	0	0	0
2216	Pb (%)	0.51	1.17	0.51	1.17	0	0	0
2216	Zn (%)	1.96	1.62	1.96	1.62	0	0	0
2216	Cu (%)	0.02	0.76	0.02	0.71	0	0.03	-0.04
2216	Fe (%)	13.51	0.47	13.51	0.47	0	0	0
2219	Ag (g/t)	159.53	1.36	159.53	1.36	0	0	0
2219	Au (g/t)	5.8	1.34	5.8	1.34	0	0	0
2219	Pb (%)	1.72	0.71	1.72	0.71	0	0	0
2219	Zn (%)	1.76	1.63	1.76	1.63	0	0	0
2219	Cu (%)	0.25	1.3	0.25	1.3	0	0	0
2219	Fe (%)	46.91	1.02	46.91	1.02	0	0	0
2221	Ag (g/t)	34.16	0.75	34.16	0.75	0	0	0
2221	Au (g/t)	0.69	1.37	0.69	1.37	0	0	0
2221	Pb (%)	1.05	0.88	1.05	0.88	0	0	0
2221	Zn (%)	1.07	1.01	1.07	1.01	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        455

2221	Cu (%)	0.03	1.17	0.03	1.15	0	0.01	-0.02
2221	Fe (%)	14.05	0.89	14.05	0.89	0	0	0
2222	Ag (g/t)	35.97	0.84	35.97	0.84	0	0	0
2222	Au (g/t)	0.31	0.48	0.31	0.48	0	0	0
2222	Pb (%)	1.84	1.18	1.84	1.18	0	0	0
2222	Zn (%)	20.38	1.39	16.46	1.28	-3.91	-0.19	-0.11
2222	Cu (%)	0.15	1.45	0.15	1.43	0	0.01	-0.02
2222	Fe (%)	12.75	0.45	12.75	0.45	0	0	0
2223	Ag (g/t)	105.52	1.35	95.32	1.25	-10.2	-0.1	-0.1
2223	Au (g/t)	2.77	1.56	2.77	1.56	0	0	0
2223	Pb (%)	1.15	0.92	1.15	0.92	0	0	0
2223	Zn (%)	3.84	1.17	3.84	1.17	0	0	0
2223	Cu (%)	0.04	0.87	0.04	0.85	0	0.05	-0.02
2223	Fe (%)	27.96	1.22	27.96	1.22	0	0	0
2224	Ag (g/t)	46.72	0.32	46.72	0.32	0	0	0
2224	Au (g/t)	1.41	1	1.41	1	0	0	0
2224	Pb (%)	5.15	0.91	2.6	0.81	-2.55	-0.5	-0.09
2224	Zn (%)	1.23	0.84	1.23	0.84	0	0	0
2224	Cu (%)	0.03	0.24	0.04	0.17	0	0.06	-0.07
2224	Fe (%)	12.9	0.78	12.9	0.78	0	0	0
2225	Ag (g/t)	44.93	1.47	44.93	1.47	0	0	0
2225	Au (g/t)	3.86	1.31	3.86	1.31	0	0	0
2225	Pb (%)	0.39	1.38	0.39	1.38	0	0	0
2225	Zn (%)	0.49	1.11	0.49	1.11	0	0	0
2225	Cu (%)	0.1	1.47	0.1	1.47	0	0	0
2225	Fe (%)	26.53	1.22	26.53	1.22	0	0	0
2235	Ag (g/t)	19.09	1.11	19.09	1.11	0	0	0
2235	Au (g/t)	4.07	1.52	4.07	1.52	0	0	0
2235	Pb (%)	0.56	1.22	0.56	1.22	0	0	0
2235	Zn (%)	3.28	0.78	3.28	0.78	0	0	0
2235	Cu (%)	0.03	0.58	0.03	0.58	0	0	0
2235	Fe (%)	14.27	1.03	14.27	1.03	0	0	0
2236	Ag (g/t)	106.32	0.68	106.32	0.68	0	0	0
2236	Au (g/t)	1.03	0.79	1.03	0.79	0	0	0
2236	Pb (%)	0.85	0.59	0.85	0.59	0	0	0
2236	Zn (%)	2.29	0.69	2.29	0.69	0	0	0
2236	Cu (%)	0.04	0.8	0.04	0.79	0	0.01	-0.02
2236	Fe (%)	27.33	0.37	27.33	0.37	0	0	0
2309	Ag (g/t)	117.84	1.65	117.84	1.65	0	0	0
2309	Au (g/t)	1.65	1.51	1.65	1.51	0	0	0
2309	Pb (%)	1.47	1.43	1.47	1.43	0	0	0
2309	Zn (%)	0.62	0.98	0.62	0.98	0	0	0
2309	Cu (%)	0.11	1.15	0.11	1.15	0	0	0
2309	Fe (%)	23.55	0.61	23.55	0.61	0	0	0
2311	Ag (g/t)	46.16	0.78	46.16	0.78	0	0	0
2311	Au (g/t)	1.72	0.85	1.72	0.85	0	0	0
2311	Pb (%)	1.07	1.72	1.07	1.72	0	0	0
2311	Zn (%)	3.22	1.39	3.22	1.39	0	0	0
2311	Cu (%)	0.07	1.22	0.07	1.21	0	0.01	-0.01
2311	Fe (%)	24.58	0.61	24.58	0.61	0	0	0
2314	Ag (g/t)	74.95	1.27	74.95	1.27	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        456

2314	Au (g/t)	0.68	0.57	0.68	0.57	0	0	0
2314	Pb (%)	1.06	0.78	1.06	0.78	0	0	0
2314	Zn (%)	2.82	1.34	2.82	1.34	0	0	0
2314	Cu (%)	0.16	0.74	0.16	0.74	0	0	0
2314	Fe (%)	28	0.65	28	0.65	0	0	0
2327	Ag (g/t)	33.13	0.55	33.13	0.55	0	0	0
2327	Au (g/t)	0.88	0.99	0.88	0.99	0	0	0
2327	Pb (%)	0.24	0.29	0.24	0.29	0	0	0
2327	Zn (%)	1.03	0.67	1.03	0.67	0	0	0
2327	Cu (%)	0.02	0.77	0.02	0.77	0	0.01	0
2327	Fe (%)	16.08	0.75	16.08	0.75	0	0	0
2400	Ag (g/t)	144.66	0.89	142.39	0.89	-2.27	-0.02	0
2400	Au (g/t)	2.76	1	2.76	1	0	0	0
2400	Pb (%)	1.34	2.11	1.11	1.68	-0.24	-0.17	-0.43
2400	Zn (%)	1.85	1.41	1.85	1.41	0	0	0
2400	Cu (%)	0.12	1.47	0.12	1.45	0	0.01	-0.02
2400	Fe (%)	41.14	0.7	41.14	0.7	0	0	0
2401	Ag (g/t)	43.93	1.02	43.93	1.02	0	0	0
2401	Au (g/t)	0.44	2.36	0.44	2.36	0	0	0
2401	Pb (%)	2.58	1.68	2.55	1.68	-0.03	-0.01	0
2401	Zn (%)	1.87	1.48	1.87	1.48	0	0	0
2401	Cu (%)	0.05	1.64	0.05	1.63	0	0	-0.01
2401	Fe (%)	15.4	1.68	15.4	1.68	0	0	0
2405	Ag (g/t)	134.01	1.43	51.73	0.64	-82.28	-0.61	-0.79
2405	Au (g/t)	1.81	1.58	0.56	0.79	-1.25	-0.69	-0.79
2405	Pb (%)	1.6	0.86	1.6	0.86	0	0	0
2405	Zn (%)	3.33	1.16	2.27	0.94	-1.06	-0.32	-0.22
2405	Cu (%)	0.05	0.58	0.06	0.6	0	0.04	0.01
2405	Fe (%)	55.31	1.12	48.07	0.99	-7.24	-0.13	-0.12
2408	Ag (g/t)	69.81	1.17	69.81	1.17	0	0	0
2408	Au (g/t)	1.03	0.66	1.03	0.66	0	0	0
2408	Pb (%)	0.47	1.41	0.47	1.41	0	0	0
2408	Zn (%)	0.69	1.38	0.69	1.38	0	0	0
2408	Cu (%)	0.09	1.75	0.09	1.75	0	0	0
2408	Fe (%)	13.43	0.54	13.43	0.54	0	0	0
2410	Ag (g/t)	117.02	1.79	119.56	1.8	2.54	0.02	0.01
2410	Au (g/t)	2.39	2.03	2.43	2.03	0.04	0.02	0
2410	Pb (%)	1.4	1.23	1.4	1.23	0	0	0
2410	Zn (%)	3.33	1.07	3.36	1.07	0.03	0.01	0
2410	Cu (%)	0.08	1.98	0.08	1.96	0	0.01	-0.02
2410	Fe (%)	30.62	1.23	30.62	1.23	0	0	0
2411	Ag (g/t)	29.57	0.81	29.57	0.81	0	0	0
2411	Au (g/t)	2.3	1.34	2.3	1.34	0	0	0
2411	Pb (%)	0.34	0.84	0.34	0.84	0	0	0
2411	Zn (%)	0.75	0.81	0.75	0.81	0	0	0
2411	Cu (%)	0.05	0.86	0.05	0.86	0	0	0
2411	Fe (%)	34.54	1.13	34.54	1.13	0	0	0
2417	Ag (g/t)	33.86	0.84	33.86	0.84	0	0	0
2417	Au (g/t)	1.34	1.01	1.34	1.01	0	0	0
2417	Pb (%)	0.33	0.99	0.33	0.99	0	0	0
2417	Zn (%)	0.59	1.07	0.59	1.07	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        457

2417	Cu (%)	0.01	0.35	0.01	0.35	0	0	0
2417	Fe (%)	20.67	0.61	20.67	0.61	0	0	0
2424	Ag (g/t)	21.66	0.42	21.66	0.42	0	0	0
2424	Au (g/t)	0.59	0.84	0.59	0.84	0	0	0
2424	Pb (%)	0.59	0.8	0.59	0.8	0	0	0
2424	Zn (%)	1.44	0.78	1.44	0.78	0	0	0
2424	Cu (%)	0.02	0.89	0.02	0.89	0	0	0
2424	Fe (%)	15.1	0.51	15.1	0.51	0	0	0
2425	Ag (g/t)	26.48	0.77	26.48	0.77	0	0	0
2425	Au (g/t)	0.2	1.66	0.2	1.66	0	0	0
2425	Pb (%)	1.73	1.26	1.65	1.24	-0.08	-0.05	-0.02
2425	Zn (%)	0.92	1.11	0.92	1.11	0	0	0
2425	Cu (%)	0.21	1.08	0.21	1.08	0	0	0
2425	Fe (%)	2.2	0.74	2.2	0.74	0	0	0
2502	Ag (g/t)	42.23	1.12	42.23	1.12	0	0	0
2502	Au (g/t)	2.15	1.39	2.15	1.39	0	0	0
2502	Pb (%)	1.61	1.64	1.47	1.6	-0.15	-0.09	-0.04
2502	Zn (%)	1.45	1.36	1.45	1.36	0	0	0
2502	Cu (%)	0.2	1.44	0.2	1.44	0	0	0
2502	Fe (%)	34.42	1.01	34.42	1.01	0	0	0
2507	Ag (g/t)	79.07	1.57	79.07	1.57	0	0	0
2507	Au (g/t)	2.82	2.87	2.82	2.87	0	0	0
2507	Pb (%)	0.88	1.5	0.88	1.5	0	0	0
2507	Zn (%)	2.19	1.56	2.19	1.56	0	0	0
2507	Cu (%)	0.12	1.67	0.12	1.65	0	0.01	-0.02
2507	Fe (%)	21.73	1.39	21.73	1.39	0	0	0
2510	Ag (g/t)	48.26	0.83	48.26	0.83	0	0	0
2510	Au (g/t)	1.28	1.24	1.28	1.24	0	0	0
2510	Pb (%)	0.71	0.83	0.71	0.83	0	0	0
2510	Zn (%)	0.89	0.84	0.89	0.84	0	0	0
2510	Cu (%)	0.24	1.26	0.24	1.26	0	0	0
2510	Fe (%)	53.06	1.33	46.81	1.2	-6.25	-0.12	-0.13
2538	Ag (g/t)	12.49	0.73	12.49	0.73	0	0	0
2538	Au (g/t)	0.1	0.97	0.1	0.97	0	0	0
2538	Pb (%)	0.8	1.47	0.8	1.47	0	0	0
2538	Zn (%)	3.1	1.97	2.85	1.9	-0.25	-0.08	-0.07
2538	Cu (%)	0.02	1.5	0.02	1.44	0	0.03	-0.06
2538	Fe (%)	6.19	0.55	6.19	0.55	0	0	0
2614	Ag (g/t)	51.77	0.59	51.77	0.59	0	0	0
2614	Au (g/t)	0.4	0.83	0.4	0.83	0	0	0
2614	Pb (%)	0.96	0.72	0.96	0.72	0	0	0
2614	Zn (%)	3.33	1.04	3.33	1.04	0	0	0
2614	Cu (%)	0.27	1.67	0.27	1.66	0	0.01	-0.01
2614	Fe (%)	35.15	0.53	35.15	0.53	0	0	0
2729	Ag (g/t)	36.32	0.72	36.32	0.72	0	0	0
2729	Au (g/t)	1.87	0.82	1.87	0.82	0	0	0
2729	Pb (%)	0.51	0.28	0.51	0.28	0	0	0
2729	Zn (%)	0.61	0.51	0.61	0.51	0	0	0
2729	Cu (%)	0.09	1.06	0.09	1.06	0	0	0
2729	Fe (%)	32.21	0.72	32.21	0.72	0	0	0
2802	Ag (g/t)	63.43	1.1	62.05	1.08	-1.38	-0.02	-0.02
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        458

2802	Au (g/t)	1.36	1.32	1.36	1.32	0	0	0
2802	Pb (%)	2.56	1.12	2.56	1.12	0	0	0
2802	Zn (%)	4.83	1.39	4.83	1.39	0	0	0
2802	Cu (%)	0.05	1.08	0.05	1.06	0	0.01	-0.02
2802	Fe (%)	16.78	1.07	16.78	1.07	0	0	0
3001	Ag (g/t)	68.96	2.07	49.24	1.29	-19.72	-0.29	-0.78
3001	Au (g/t)	1.34	1.49	1.34	1.49	0	0	0
3001	Pb (%)	0.64	0.97	0.64	0.97	0	0	0
3001	Zn (%)	1.62	1.21	1.62	1.21	0	0	0
3001	Cu (%)	0.1	1.67	0.1	1.67	0	0	0
3001	Fe (%)	28.67	1.16	28.67	1.16	0	0	0
3002	Ag (g/t)	28.9	0.54	28.9	0.54	0	0	0
3002	Au (g/t)	0.72	0.52	0.72	0.52	0	0	0
3002	Pb (%)	0.76	1.33	0.76	1.33	0	0	0
3002	Zn (%)	1.5	0.82	1.5	0.82	0	0	0
3002	Cu (%)	0.02	0.5	0.03	0.5	0	0.01	0
3002	Fe (%)	14.06	0.45	14.06	0.45	0	0	0
3003	Ag (g/t)	17.77	0.93	17.77	0.93	0	0	0
3003	Au (g/t)	0.19	0.85	0.19	0.85	0	0	0
3003	Pb (%)	0.39	0.84	0.39	0.84	0	0	0
3003	Zn (%)	0.78	1.05	0.78	1.05	0	0	0
3003	Cu (%)	0.04	0.56	0.04	0.56	0	0	0
3003	Fe (%)	16.71	0.67	16.71	0.67	0	0	0
3004	Ag (g/t)	31.97	0.93	31.97	0.93	0	0	0
3004	Au (g/t)	1.19	1.29	1.19	1.29	0	0	0
3004	Pb (%)	0.85	1.79	0.85	1.79	0	0	0
3004	Zn (%)	1.34	1.09	1.34	1.09	0	0	0
3004	Cu (%)	0.05	1.37	0.05	1.38	0	0.02	0.02
3004	Fe (%)	16.74	0.77	16.74	0.77	0	0	0
3005	Ag (g/t)	61.28	0.68	61.28	0.68	0	0	0
3005	Au (g/t)	2.51	1.2	2.51	1.2	0	0	0
3005	Pb (%)	0.83	0.7	0.83	0.7	0	0	0
3005	Zn (%)	1.91	1.29	1.91	1.29	0	0	0
3005	Cu (%)	0.05	0.75	0.05	0.74	0	0.02	-0.01
3005	Fe (%)	35.41	0.76	35.41	0.76	0	0	0
3006	Ag (g/t)	55.43	1.18	55.43	1.18	0	0	0
3006	Au (g/t)	1.18	0.98	1.18	0.98	0	0	0
3006	Pb (%)	0.85	0.92	0.85	0.92	0	0	0
3006	Zn (%)	5.2	0.97	4.66	0.9	-0.53	-0.1	-0.07
3006	Cu (%)	0.15	1.37	0.15	1.37	0	0	0
3006	Fe (%)	35.87	1.03	35.87	1.03	0	0	0
3007	Ag (g/t)	56.4	1.07	56.4	1.07	0	0	0
3007	Au (g/t)	0.49	1.48	0.49	1.48	0	0	0
3007	Pb (%)	0.9	1.21	0.9	1.21	0	0	0
3007	Zn (%)	2	0.44	2	0.44	0	0	0
3007	Cu (%)	0.12	1.06	0.12	1.06	0	0	0
3007	Fe (%)	27.03	0.55	27.03	0.55	0	0	0
3008	Ag (g/t)	83.32	0.85	83.32	0.85	0	0	0
3008	Au (g/t)	0.32	0.53	0.32	0.53	0	0	0
3008	Pb (%)	0.56	0.61	0.56	0.61	0	0	0
3008	Zn (%)	1.94	0.45	1.94	0.45	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        459

3008	Cu (%)	0.04	0.55	0.04	0.55	0	0	0
3008	Fe (%)	40.74	0.97	40.74	0.97	0	0	0
3009	Ag (g/t)	90.82	1.49	90.82	1.49	0	0	0
3009	Au (g/t)	6.23	2.56	6.23	2.56	0	0	0
3009	Pb (%)	1.2	1.17	1.2	1.17	0	0	0
3009	Zn (%)	1.71	0.9	1.71	0.9	0	0	0
3009	Cu (%)	0.12	1.66	0.12	1.65	0	0.01	0
3009	Fe (%)	57.44	0.99	57.44	0.99	0	0	0
3010	Ag (g/t)	29.98	1.27	29.98	1.27	0	0	0
3010	Au (g/t)	2.12	1.01	2.12	1.01	0	0	0
3010	Pb (%)	0.5	1.09	0.5	1.09	0	0	0
3010	Zn (%)	0.61	0.94	0.61	0.94	0	0	0
3010	Cu (%)	0.1	1.63	0.1	1.63	0	0	0
3010	Fe (%)	18.53	0.77	18.53	0.77	0	0	0
3011	Ag (g/t)	20.77	0.66	20.77	0.66	0	0	0
3011	Au (g/t)	0.64	0.59	0.64	0.59	0	0	0
3011	Pb (%)	0.66	0.95	0.66	0.95	0	0	0
3011	Zn (%)	2.56	0.74	2.55	0.74	-0.01	-0.01	0
3011	Cu (%)	0.03	0.77	0.03	0.76	0	0.01	-0.01
3011	Fe (%)	17.48	0.77	16.37	0.67	-1.1	-0.06	-0.1
3100	Ag (g/t)	13.19	0.73	13.19	0.73	0	0	0
3100	Au (g/t)	0.11	0.34	0.11	0.34	0	0	0
3100	Pb (%)	0.48	0.75	0.48	0.75	0	0	0
3100	Zn (%)	3.46	0.89	3.34	0.89	-0.13	-0.04	0
3100	Cu (%)	0.01	0.52	0.01	0.59	0	0.17	0.07
3100	Fe (%)	4.96	0.67	4.96	0.67	0	0	0
3101	Ag (g/t)	58.14	1.34	54.41	1.14	-3.73	-0.06	-0.2
3101	Au (g/t)	2.26	1.31	2.18	1.2	-0.08	-0.04	-0.1
3101	Pb (%)	0.64	1.66	0.61	1.57	-0.02	-0.03	-0.08
3101	Zn (%)	1.58	1.32	1.49	1.19	-0.09	-0.06	-0.13
3101	Cu (%)	0.14	1.99	0.12	1.63	-0.01	-0.11	-0.36
3101	Fe (%)	30.86	1.08	30.86	1.08	0	0	0
3102	Ag (g/t)	107.27	1.43	99.83	1.32	-7.43	-0.07	-0.11
3102	Au (g/t)	1.94	1.07	1.94	1.07	0	0	0
3102	Pb (%)	1.06	1.57	1.06	1.57	0	0	0
3102	Zn (%)	1.91	1.24	1.9	1.23	-0.01	0	-0.01
3102	Cu (%)	0.11	1.24	0.11	1.24	0	0	0
3102	Fe (%)	31.26	0.75	31.26	0.75	0	0	0
3103	Ag (g/t)	59.16	1.56	52.54	1.34	-6.62	-0.11	-0.21
3103	Au (g/t)	3.32	1.53	2.56	1.33	-0.77	-0.23	-0.2
3103	Pb (%)	0.35	0.86	0.35	0.86	0	0	0
3103	Zn (%)	1.28	1.89	0.84	0.88	-0.44	-0.34	-1.02
3103	Cu (%)	0.18	2.35	0.16	2.2	-0.02	-0.14	-0.16
3103	Fe (%)	34.74	1.2	34.74	1.2	0	0	0
3121	Ag (g/t)	32.97	0.8	32.97	0.8	0	0	0
3121	Au (g/t)	1.64	1.55	1.64	1.55	0	0	0
3121	Pb (%)	0.36	0.96	0.36	0.96	0	0	0
3121	Zn (%)	0.87	0.95	0.87	0.95	0	0	0
3121	Cu (%)	0.11	1.33	0.11	1.33	0	0	-0.01
3121	Fe (%)	25.84	1.17	25.05	1.11	-0.79	-0.03	-0.05
3191	Ag (g/t)	74.14	1.43	74.14	1.43	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        460

3191	Au (g/t)	3.79	1.49	3.79	1.49	0	0	0
3191	Pb (%)	0.54	1.38	0.54	1.38	0	0	0
3191	Zn (%)	1.97	1.65	1.97	1.65	0	0	0
3191	Cu (%)	0.15	1.93	0.15	1.93	0	0	-0.01
3191	Fe (%)	35.56	1.1	35.56	1.1	0	0	0
3192	Ag (g/t)	65.74	1.15	65.74	1.15	0	0	0
3192	Au (g/t)	2.24	0.95	2.24	0.95	0	0	0
3192	Pb (%)	0.59	1.55	0.59	1.55	0	0	0
3192	Zn (%)	1.57	0.96	1.57	0.96	0	0	0
3192	Cu (%)	0.11	1.34	0.11	1.34	0	0	0
3192	Fe (%)	31.29	0.63	31.29	0.63	0	0	0
3193	Ag (g/t)	35.42	1.39	35.42	1.39	0	0	0
3193	Au (g/t)	2.38	2.27	2.38	2.27	0	0	0
3193	Pb (%)	0.34	0.81	0.34	0.81	0	0	0
3193	Zn (%)	1	1.02	1	1.02	0	0	0
3193	Cu (%)	0.05	1.19	0.05	1.18	0	0.01	-0.01
3193	Fe (%)	24.02	1.08	24.02	1.08	0	0	0
3204	Ag (g/t)	41.23	0.82	41.23	0.82	0	0	0
3204	Au (g/t)	1.18	1.06	1.18	1.06	0	0	0
3204	Pb (%)	0.36	1.36	0.36	1.36	0	0	0
3204	Zn (%)	1.01	1.56	1.01	1.56	0	0	0
3204	Cu (%)	0.07	1.79	0.07	1.78	0	0.01	-0.01
3204	Fe (%)	18.04	0.82	18.04	0.82	0	0	0
3205	Ag (g/t)	34.21	2.66	34.21	2.66	0	0	0
3205	Au (g/t)	0.23	1.2	0.23	1.2	0	0	0
3205	Pb (%)	0.31	1.04	0.31	1.04	0	0	0
3205	Zn (%)	0.98	0.83	0.98	0.83	0	0	0
3205	Cu (%)	0.03	0.83	0.03	0.83	0	0.01	0
3205	Fe (%)	13.45	0.82	13.45	0.82	0	0	0
3206	Ag (g/t)	32.28	1.01	32.28	1.01	0	0	0
3206	Au (g/t)	1.03	1.12	1.03	1.12	0	0	0
3206	Pb (%)	0.49	1.34	0.49	1.34	0	0	0
3206	Zn (%)	1.73	1.5	1.73	1.5	0	0	0
3206	Cu (%)	0.07	0.99	0.07	1	0	0.01	0.01
3206	Fe (%)	23.73	0.74	23.73	0.74	0	0	0
3207	Ag (g/t)	10.94	0.44	10.94	0.44	0	0	0
3207	Au (g/t)	0.59	1	0.59	1	0	0	0
3207	Pb (%)	0.22	1.31	0.22	1.31	0	0	0
3207	Zn (%)	0.45	1.05	0.45	1.05	0	0	0
3207	Cu (%)	0.05	0.88	0.05	0.88	0	0	0
3207	Fe (%)	15.13	0.53	15.13	0.53	0	0	0
3222	Ag (g/t)	20.1	1.2	20.1	1.2	0	0	0
3222	Au (g/t)	0.62	2.99	0.54	2.8	-0.08	-0.13	-0.19
3222	Pb (%)	0.57	1.53	0.57	1.53	0	0	0
3222	Zn (%)	1.16	1.12	1.16	1.12	0	0	0
3222	Cu (%)	0.07	1.8	0.07	1.8	0	0	0
3222	Fe (%)	11.72	1.13	11.72	1.13	0	0	0
3223	Ag (g/t)	31.2	1.36	31.2	1.36	0	0	0
3223	Au (g/t)	1.03	1.74	1.03	1.74	0	0	0
3223	Pb (%)	1.33	1.56	1.33	1.56	0	0	0
3223	Zn (%)	2.4	1.57	2.38	1.56	-0.01	-0.01	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        461

3223	Cu (%)	0.07	2.04	0.07	2.02	0	0.01	-0.02
3223	Fe (%)	18	1.1	18	1.1	0	0	0
3224	Ag (g/t)	20.79	1.25	17.74	0.92	-3.05	-0.15	-0.33
3224	Au (g/t)	0.37	1.68	0.37	1.68	0	0	0
3224	Pb (%)	0.43	1.02	0.43	1.02	0	0	0
3224	Zn (%)	1.08	0.77	1.08	0.77	0	0	0
3224	Cu (%)	0.1	2.39	0.1	2.39	0	0	0
3224	Fe (%)	11.04	0.38	11.04	0.38	0	0	0
3225	Ag (g/t)	51.64	0.61	51.64	0.61	0	0	0
3225	Au (g/t)	2.2	0.84	2.2	0.84	0	0	0
3225	Pb (%)	3.52	0.85	3.52	0.85	0	0	0
3225	Zn (%)	2.44	0.54	2.44	0.54	0	0	0
3225	Cu (%)	0.29	0.6	0.29	0.6	0	0	0
3225	Fe (%)	30.78	0.56	30.78	0.56	0	0	0
3226	Ag (g/t)	29.25	1.6	29.25	1.6	0	0	0
3226	Au (g/t)	0.69	1.9	0.62	1.75	-0.07	-0.1	-0.15
3226	Pb (%)	0.96	1.09	0.96	1.09	0	0	0
3226	Zn (%)	1.87	1.56	1.82	1.58	-0.05	-0.03	0.01
3226	Cu (%)	0.11	1.5	0.11	1.5	0	0	0
3226	Fe (%)	16.46	1.48	16.46	1.48	0	0	0
3227	Ag (g/t)	59.16	0.87	59.16	0.87	0	0	0
3227	Au (g/t)	1.74	0.96	1.74	0.96	0	0	0
3227	Pb (%)	0.62	1.35	0.62	1.35	0	0	0
3227	Zn (%)	1.72	1.05	1.72	1.05	0	0	0
3227	Cu (%)	0.09	0.98	0.09	0.97	0	0.01	-0.01
3227	Fe (%)	21.58	0.54	21.58	0.54	0	0	0
3230	Ag (g/t)	114.03	1.07	63.05	0.8	-50.98	-0.45	-0.28
3230	Au (g/t)	0.79	0.73	0.79	0.73	0	0	0
3230	Pb (%)	1.33	0.24	1.33	0.24	0	0	0
3230	Zn (%)	1.84	0.39	1.84	0.39	0	0	0
3230	Cu (%)	0.05	0.15	0.05	0.13	0	0.03	-0.03
3230	Fe (%)	17.46	0.18	17.46	0.18	0	0	0
3291	Ag (g/t)	104.12	1.22	103.52	1.21	-0.6	-0.01	-0.01
3291	Au (g/t)	2.49	1.63	2.28	1.23	-0.21	-0.09	-0.39
3291	Pb (%)	1.55	1.61	1.47	1.46	-0.08	-0.05	-0.15
3291	Zn (%)	2.9	1.55	2.68	1.29	-0.22	-0.07	-0.26
3291	Cu (%)	0.13	1.48	0.13	1.24	-0.01	-0.05	-0.25
3291	Fe (%)	43.74	0.86	42.7	0.81	-1.04	-0.02	-0.04
3292	Ag (g/t)	56.92	0.95	56.92	0.95	0	0	0
3292	Au (g/t)	1.86	1.1	1.75	0.98	-0.11	-0.06	-0.13
3292	Pb (%)	0.81	1.32	0.72	1.1	-0.09	-0.11	-0.22
3292	Zn (%)	2.02	1.04	2.02	1.04	0	0	0
3292	Cu (%)	0.09	1.01	0.08	0.85	-0.01	-0.06	-0.15
3292	Fe (%)	36.06	0.78	36.06	0.78	0	0	0
3293	Ag (g/t)	31.54	1.05	31.54	1.05	0	0	0
3293	Au (g/t)	0.71	1.11	0.71	1.11	0	0	0
3293	Pb (%)	0.75	1.21	0.75	1.21	0	0	0
3293	Zn (%)	1.46	0.95	1.46	0.95	0	0	0
3293	Cu (%)	0.05	1.25	0.05	1.25	0	0.01	-0.01
3293	Fe (%)	21.76	0.63	21.76	0.63	0	0	0
3294	Ag (g/t)	90.46	0.94	90.46	0.94	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        462

3294	Au (g/t)	3.81	1.21	3.81	1.21	0	0	0
3294	Pb (%)	0.11	0.65	0.11	0.65	0	0	0
3294	Zn (%)	0.49	1.24	0.49	1.24	0	0	0
3294	Cu (%)	0.13	0.5	0.13	0.5	0	0	0
3294	Fe (%)	80.77	0.88	48.25	0.62	-32.51	-0.4	-0.26
3295	Ag (g/t)	38.4	1.29	38.4	1.29	0	0	0
3295	Au (g/t)	0.38	1.09	0.38	1.09	0	0	0
3295	Pb (%)	0.78	1.35	0.78	1.35	0	0	0
3295	Zn (%)	1.47	1.19	1.47	1.19	0	0	0
3295	Cu (%)	0.1	1.77	0.1	1.77	0	0	0
3295	Fe (%)	23.8	1.69	22.55	1.49	-1.25	-0.05	-0.2
3301	Ag (g/t)	234.86	4.14	130.84	2.14	- 104.02	-0.44	-2
3301	Au (g/t)	1.3	1.49	1.2	1.36	-0.1	-0.08	-0.12
3301	Pb (%)	0.95	1.35	0.92	1.28	-0.03	-0.03	-0.07
3301	Zn (%)	1.7	1.26	1.7	1.26	0	0	0
3301	Cu (%)	0.2	1.96	0.19	1.78	-0.01	-0.06	-0.18
3301	Fe (%)	28.04	0.96	26.62	0.84	-1.42	-0.05	-0.12
3402	Ag (g/t)	13.83	0.35	13.83	0.35	0	0	0
3402	Au (g/t)	0.41	0.89	0.41	0.89	0	0	0
3402	Pb (%)	0.24	0.98	0.24	0.98	0	0	0
3402	Zn (%)	0.7	0.8	0.7	0.8	0	0	0
3402	Cu (%)	0.03	0.44	0.03	0.43	0	0.01	-0.01
3402	Fe (%)	16.67	0.63	16.67	0.63	0	0	0
3409	Ag (g/t)	22.22	0.91	22.22	0.91	0	0	0
3409	Au (g/t)	1.03	0.77	1.03	0.77	0	0	0
3409	Pb (%)	0.42	1.25	0.42	1.25	0	0	0
3409	Zn (%)	1.4	0.99	1.4	0.99	0	0	0
3409	Cu (%)	0.02	1.17	0.02	1.19	0	0.01	0.02
3409	Fe (%)	11.68	0.76	11.68	0.76	0	0	0
3410	Ag (g/t)	11.81	0.98	11.81	0.98	0	0	0
3410	Au (g/t)	0.64	1.49	0.64	1.49	0	0	0
3410	Pb (%)	0.1	0.71	0.1	0.71	0	0	0
3410	Zn (%)	0.73	0.96	0.73	0.96	0	0	0
3410	Cu (%)	0.02	0.56	0.02	0.56	0	0.01	0.01
3410	Fe (%)	14.16	0.93	14.16	0.93	0	0	0
3411	Ag (g/t)	28.72	0.73	28.72	0.73	0	0	0
3411	Au (g/t)	1.24	0.87	1.2	0.82	-0.04	-0.03	-0.05
3411	Pb (%)	1	0.82	1	0.82	0	0	0
3411	Zn (%)	2.46	0.9	2.46	0.9	0	0	0
3411	Cu (%)	0.05	0.97	0.05	0.96	0	0.01	-0.01
3411	Fe (%)	22.58	0.73	22.58	0.73	0	0	0
3508	Ag (g/t)	22.47	0.77	22.47	0.77	0	0	0
3508	Au (g/t)	0.87	0.69	0.87	0.69	0	0	0
3508	Pb (%)	0.63	0.97	0.63	0.97	0	0	0
3508	Zn (%)	1.68	0.84	1.63	0.8	-0.05	-0.03	-0.04
3508	Cu (%)	0.02	0.47	0.02	0.48	0	0.02	0.01
3508	Fe (%)	16.79	0.5	16.79	0.5	0	0	0
3600	Ag (g/t)	30.37	0.72	29.73	0.72	-0.64	-0.02	0
3600	Au (g/t)	0.72	0.97	0.72	0.98	0	0	0
3600	Pb (%)	0.88	0.95	0.88	0.95	0	0	0
3600	Zn (%)	2.59	0.96	2.59	0.96	0	0	0
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        463

3600	Cu (%)	0.04	1.48	0.04	1.47	0	0.01	-0.02
3600	Fe (%)	16.08	0.84	16.08	0.84	0	0	0
4001	Ag (g/t)	924.75	1.19	722.7	1.12	- 202.05	-0.22	-0.06
4001	Au (g/t)	0.07	0.59	0.07	0.59	0	0	0
4001	Pb (%)	0.21	0.78	0.21	0.78	0	0	0
4001	Zn (%)	0.16	0.57	0.16	0.57	0	0	0
4001	Cu (%)	2.92	0.22	2.92	0.22	0	0	0
4001	Fe (%)	6.94	0.44	6.94	0.44	0	0	0
4002	Ag (g/t)	39.79	1	39.79	1	0	0	0
4002	Au (g/t)	0.01	0.48	0.01	0.48	0	0	0
4002	Pb (%)	2.38	1.04	2.38	1.04	0	0	0
4002	Zn (%)	3.96	0.7	3.96	0.7	0	0	0
4002	Cu (%)	0.09	0.41	0.09	0.41	0	0	0
4002	Fe (%)	2.35	0.37	2.35	0.37	0	0	0
4003	Ag (g/t)	94.14	0.34	94.14	0.34	0	0	0
4003	Au (g/t)	0.07	0.06	0.07	0.06	0	0	0
4003	Pb (%)	4.52	0.26	4.52	0.26	0	0	0
4003	Zn (%)	23.75	0.83	23.75	0.83	0	0	0
4003	Cu (%)	0.3	0.03	0.3	0.03	0	0	0
4003	Fe (%)	3.84	0.7	3.84	0.7	0	0	0

AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        464

Appendix CSTATISTICAL VALIDATION _ CAPPED COMPOSITES VS BLOCK MODEL

Capped composites vs block model (back calculated assay grades)

Domain	Assay	Composite Count	Composite Mean	Block Model Mean	Diff (BM - Composite)	% Diff vs Composite
1003	Ag	9	25.006	43.452	18.446	0.738
1003	Au	9	0.842	0.65	-0.192	-0.228
1003	Cu	9	0.124	0.07	-0.054	-0.435
1003	Fe	9	15.167	21.307	6.141	0.405
1003	Pb	9	0.43	0.39	-0.041	-0.095
1003	Zn	9	1.087	1.65	0.563	0.518
1004	Ag	9	39.464	56.953	17.488	0.443
1004	Au	9	0.29	0.322	0.033	0.113
1004	Cu	9	0.043	0.035	-0.008	-0.179
1004	Fe	9	9.642	8.809	-0.833	-0.086
1004	Pb	9	1.156	1.174	0.018	0.016
1004	Zn	9	1.919	1.607	-0.312	-0.163
1005	Ag	4	72.631	82.245	9.614	0.132
1005	Au	4	0.579	0.584	0.005	0.009
1005	Cu	4	0.036	0.042	0.006	0.153
1005	Fe	4	11.318	11.652	0.335	0.03
1005	Pb	4	0.342	0.298	-0.044	-0.13
1005	Zn	4	1.494	1.083	-0.411	-0.275
1006	Ag	4	47.424	24.022	-23.402	-0.493
1006	Au	4	0.531	0.298	-0.233	-0.439
1006	Cu	4	0.026	0.018	-0.008	-0.304
1006	Fe	4	11.135	9.846	-1.289	-0.116
1006	Pb	4	0.7	0.356	-0.344	-0.492
1006	Zn	4	3.05	1.094	-1.956	-0.641
1007	Ag	5	190.479	117.16	-73.319	-0.385
1007	Au	5	0.489	0.434	-0.055	-0.113
1007	Cu	5	0.249	0.144	-0.106	-0.424
1007	Fe	5	10.196	9.15	-1.046	-0.103
1007	Pb	5	0.34	0.439	0.099	0.293
1007	Zn	5	2.006	1.845	-0.16	-0.08
1011	Ag	3	36.567	33.313	-3.254	-0.089
1011	Au	3	1.364	0.931	-0.433	-0.318
1011	Cu	3	0.032	0.021	-0.011	-0.352
1011	Fe	3	21.01	25.409	4.399	0.209
1011	Pb	3	0.329	0.274	-0.055	-0.166
1011	Zn	3	0.639	0.537	-0.102	-0.16
1012	Ag	2	63.015	68.283	5.268	0.084
1012	Au	2	0.533	0.607	0.074	0.139
1012	Cu	2	0.123	0.113	-0.01	-0.082
1012	Fe	2	11.265	12.505	1.241	0.11
1012	Pb	2	0.469	0.409	-0.06	-0.128
1012	Zn	2	0.837	0.708	-0.129	-0.154
1013	Ag	3	28.711	33.134	4.423	0.154
1013	Au	3	0.144	0.134	-0.01	-0.071
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        465

1013	Cu	3	0.031	0.026	-0.005	-0.171
1013	Fe	3	15.41	20.177	4.767	0.309
1013	Pb	3	0.281	0.58	0.299	1.064
1013	Zn	3	0.586	1.277	0.692	1.18
1030	Ag	9	67.483	85.794	18.312	0.271
1030	Au	9	0.906	1.634	0.728	0.804
1030	Cu	9	0.093	0.158	0.065	0.696
1030	Fe	9	15.351	15.146	-0.205	-0.013
1030	Pb	9	1.051	1.08	0.029	0.027
1030	Zn	9	3.831	5.279	1.449	0.378
1031	Ag	31	79.26	61.836	-17.424	-0.22
1031	Au	31	0.586	1.21	0.624	1.064
1031	Cu	31	0.049	0.062	0.013	0.254
1031	Fe	31	13.762	19.455	5.693	0.414
1031	Pb	31	0.737	0.556	-0.182	-0.247
1031	Zn	31	1.666	2.035	0.369	0.222
1033	Ag	6	20.884	19.051	-1.833	-0.088
1033	Au	6	0.767	1.046	0.28	0.365
1033	Cu	6	0.035	0.023	-0.012	-0.342
1033	Fe	6	11.637	13.512	1.875	0.161
1033	Pb	6	0.34	0.218	-0.122	-0.359
1033	Zn	6	0.462	0.256	-0.206	-0.447
1040	Ag	11	48.208	36.631	-11.577	-0.24
1040	Au	11	1.05	1.282	0.232	0.22
1040	Cu	11	0.039	0.027	-0.011	-0.296
1040	Fe	11	12.626	12.015	-0.611	-0.048
1040	Pb	11	0.789	1.219	0.43	0.545
1040	Zn	11	1.24	2.325	1.084	0.874
1041	Ag	26	85.314	88.671	3.357	0.039
1041	Au	26	0.904	1.284	0.38	0.42
1041	Cu	26	0.03	0.032	0.002	0.053
1041	Fe	26	14.664	13.173	-1.491	-0.102
1041	Pb	26	1.332	1.354	0.022	0.017
1041	Zn	26	2.153	2.05	-0.102	-0.048
1050	Ag	11	23.867	35.727	11.859	0.497
1050	Au	11	1.132	2.034	0.903	0.798
1050	Cu	11	0.368	0.123	-0.245	-0.667
1050	Fe	11	11.143	18.397	7.253	0.651
1050	Pb	11	0.363	0.49	0.127	0.351
1050	Zn	11	1.175	1.284	0.109	0.093
1051	Ag	2	67.605	77.187	9.582	0.142
1051	Au	2	0.845	0.736	-0.109	-0.129
1051	Cu	2	0.03	0.034	0.004	0.122
1051	Fe	2	9.998	8.919	-1.079	-0.108
1051	Pb	2	0.271	0.301	0.03	0.109
1051	Zn	2	0.085	0.103	0.018	0.213
1052	Ag	31	46.61	50.742	4.132	0.089
1052	Au	31	0.992	0.502	-0.489	-0.493
1052	Cu	31	0.14	0.115	-0.025	-0.179
1052	Fe	31	13.861	14.403	0.542	0.039
1052	Pb	31	0.809	0.279	-0.53	-0.655
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        466

1052	Zn	31	0.877	0.579	-0.298	-0.34
1053	Ag	6	51.842	28.546	-23.296	-0.449
1053	Au	6	0.823	0.65	-0.173	-0.211
1053	Cu	6	0.068	0.053	-0.015	-0.216
1053	Fe	6	12.348	10.279	-2.069	-0.168
1053	Pb	6	1.039	0.462	-0.577	-0.555
1053	Zn	6	3.246	1.251	-1.995	-0.615
1054	Ag	7	21.778	18.616	-3.162	-0.145
1054	Au	7	0.04	0.043	0.004	0.092
1054	Cu	7	0.459	0.194	-0.265	-0.577
1054	Fe	7	5.623	8.377	2.754	0.49
1054	Pb	7	0.654	0.808	0.154	0.235
1054	Zn	7	0.846	2.037	1.191	1.408
1055	Ag	2	202.533	189.429	-13.104	-0.065
1055	Au	2	0.479	0.463	-0.016	-0.034
1055	Cu	2	0.033	0.047	0.013	0.401
1055	Fe	2	13.436	12.766	-0.67	-0.05
1055	Pb	2	3.121	3.035	-0.086	-0.027
1055	Zn	2	2.363	2.911	0.549	0.232
1056	Ag	8	25.144	26.189	1.045	0.042
1056	Au	8	0.339	0.394	0.054	0.16
1056	Cu	8	0.468	0.247	-0.221	-0.472
1056	Fe	8	17.736	18.237	0.5	0.028
1056	Pb	8	0.369	0.364	-0.004	-0.012
1056	Zn	8	0.352	0.314	-0.038	-0.107
1061	Ag	2	50.719	56.54	5.82	0.115
1061	Au	2	0.236	0.292	0.055	0.234
1061	Cu	2	0.017	0.014	-0.003	-0.166
1061	Fe	2	12.097	12.849	0.752	0.062
1061	Pb	2	1.84	1.243	-0.597	-0.324
1061	Zn	2	4.754	2.926	-1.828	-0.385
1062	Ag	3	2.318	4.426	2.108	0.909
1062	Au	3	0.023	0.012	-0.012	-0.507
1062	Cu	3	0.162	0.04	-0.121	-0.751
1062	Fe	3	6.15	3.042	-3.107	-0.505
1062	Pb	3	0.402	1.043	0.641	1.597
1062	Zn	3	0.765	2	1.235	1.614
1063	Ag	2	1.651	2.041	0.39	0.236
1063	Au	2	9.18	4.783	-4.397	-0.479
1063	Cu	2	0.01	0.01	0	0.024
1063	Fe	2	17.472	29.482	12.01	0.687
1063	Pb	2	0.012	0.013	0.001	0.114
1063	Zn	2	0.016	0.022	0.007	0.419
1090	Ag	44	76.29	65.609	-10.681	-0.14
1090	Au	44	1.381	1.483	0.101	0.073
1090	Cu	44	0.089	0.073	-0.016	-0.176
1090	Fe	44	16.092	17.873	1.781	0.111
1090	Pb	44	0.697	0.691	-0.005	-0.007
1090	Zn	44	2.463	2.202	-0.261	-0.106
1091	Ag	62	180.145	158.283	-21.862	-0.121
1091	Au	62	0.684	0.694	0.01	0.014
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        467

1091	Cu	62	0.097	0.067	-0.03	-0.313
1091	Fe	62	14.611	14.8	0.189	0.013
1091	Pb	62	1.249	1.116	-0.133	-0.106
1091	Zn	62	2.022	1.789	-0.233	-0.115
1092	Ag	42	27.059	33.562	6.504	0.24
1092	Au	42	1.475	1.477	0.001	0.001
1092	Cu	42	0.088	0.114	0.026	0.29
1092	Fe	42	14.605	15.414	0.809	0.055
1092	Pb	42	0.474	0.442	-0.032	-0.067
1092	Zn	42	1.039	1.016	-0.023	-0.023
1093	Ag	9	71.142	152.319	81.176	1.141
1093	Au	9	1.37	1.806	0.436	0.318
1093	Cu	9	0.095	0.134	0.039	0.405
1093	Fe	9	15.417	16.04	0.624	0.04
1093	Pb	9	0.566	0.507	-0.059	-0.105
1093	Zn	9	1.259	1.605	0.346	0.275
1094	Ag	11	61.518	28.85	-32.668	-0.531
1094	Au	11	1.533	1.829	0.296	0.193
1094	Cu	11	0.059	0.057	-0.001	-0.022
1094	Fe	11	15.294	14.582	-0.712	-0.047
1094	Pb	11	0.855	0.313	-0.542	-0.634
1094	Zn	11	0.526	0.46	-0.066	-0.126
1201	Ag	17	138.451	311.071	172.62	1.247
1201	Au	17	0.913	1.356	0.443	0.485
1201	Cu	17	0.039	0.042	0.003	0.074
1201	Fe	17	14.604	17.245	2.64	0.181
1201	Pb	17	1.437	2.843	1.406	0.979
1201	Zn	17	2.201	2.895	0.694	0.315
1202	Ag	15	44.071	100.007	55.937	1.269
1202	Au	15	0.517	1.352	0.835	1.614
1202	Cu	15	0.115	0.025	-0.09	-0.785
1202	Fe	15	11.9	10.482	-1.418	-0.119
1202	Pb	15	1.009	0.97	-0.039	-0.038
1202	Zn	15	1.56	1.953	0.393	0.252
1203	Ag	15	35.376	58.295	22.919	0.648
1203	Au	15	0.487	1.264	0.777	1.596
1203	Cu	15	0.024	0.028	0.004	0.174
1203	Fe	15	10.587	12.753	2.166	0.205
1203	Pb	15	0.7	0.978	0.277	0.396
1203	Zn	15	1.739	2.279	0.54	0.311
1208	Ag	4	25.537	28.351	2.814	0.11
1208	Au	4	0.863	0.768	-0.095	-0.11
1208	Cu	4	0.086	0.057	-0.029	-0.34
1208	Fe	4	16.077	16.362	0.285	0.018
1208	Pb	4	0.252	0.186	-0.066	-0.261
1208	Zn	4	0.239	0.174	-0.065	-0.272
1209	Ag	6	15.177	16.39	1.213	0.08
1209	Au	6	0.303	0.44	0.137	0.451
1209	Cu	6	0.173	0.117	-0.056	-0.323
1209	Fe	6	6.489	5.943	-0.546	-0.084
1209	Pb	6	0.27	0.278	0.008	0.029
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        468

1209	Zn	6	1.143	1.076	-0.067	-0.059
1304	Ag	6	18.882	14.93	-3.952	-0.209
1304	Au	6	1.224	0.547	-0.677	-0.553
1304	Cu	6	0.055	0.034	-0.021	-0.377
1304	Fe	6	14.602	12.578	-2.024	-0.139
1304	Pb	6	0.634	0.762	0.129	0.203
1304	Zn	6	0.74	0.685	-0.054	-0.073
1305	Ag	29	25.308	26.546	1.238	0.049
1305	Au	29	1.142	0.997	-0.145	-0.127
1305	Cu	29	0.085	0.069	-0.016	-0.191
1305	Fe	29	18.845	17.485	-1.36	-0.072
1305	Pb	29	0.276	0.24	-0.036	-0.132
1305	Zn	29	0.758	0.493	-0.265	-0.35
1306	Ag	10	50.538	69.685	19.147	0.379
1306	Au	10	0.57	0.841	0.271	0.475
1306	Cu	10	0.057	0.071	0.014	0.242
1306	Fe	10	10.368	11.145	0.777	0.075
1306	Pb	10	0.574	0.342	-0.231	-0.403
1306	Zn	10	0.829	0.615	-0.213	-0.257
1310	Ag	18	23.585	18.649	-4.936	-0.209
1310	Au	18	1.045	1.118	0.073	0.07
1310	Cu	18	0.073	0.075	0.001	0.019
1310	Fe	18	14.076	17.07	2.994	0.213
1310	Pb	18	0.494	0.311	-0.183	-0.37
1310	Zn	18	1.86	0.68	-1.18	-0.634
1311	Ag	6	26.335	33.47	7.135	0.271
1311	Au	6	0.568	1.1	0.532	0.938
1311	Cu	6	0.068	0.079	0.01	0.149
1311	Fe	6	20.791	23.431	2.64	0.127
1311	Pb	6	0.117	0.083	-0.034	-0.292
1311	Zn	6	0.423	0.319	-0.104	-0.245
1312	Ag	13	22.733	15.166	-7.567	-0.333
1312	Au	13	0.349	0.41	0.061	0.174
1312	Cu	13	0.043	0.049	0.006	0.139
1312	Fe	13	7.715	6.399	-1.316	-0.171
1312	Pb	13	0.365	0.243	-0.123	-0.336
1312	Zn	13	1.086	1.458	0.373	0.343
1313	Ag	8	12.043	21.926	9.883	0.821
1313	Au	8	0.156	0.139	-0.017	-0.112
1313	Cu	8	0.027	0.023	-0.005	-0.167
1313	Fe	8	7.921	6.154	-1.767	-0.223
1313	Pb	8	0.766	1.571	0.805	1.051
1313	Zn	8	1.513	1.29	-0.223	-0.147
1314	Ag	8	13.727	13.457	-0.27	-0.02
1314	Au	8	0.714	0.712	-0.002	-0.003
1314	Cu	8	0.068	0.071	0.003	0.04
1314	Fe	8	14.609	14.235	-0.374	-0.026
1314	Pb	8	0.182	0.181	-0.001	-0.006
1314	Zn	8	0.288	0.287	-0.001	-0.003
1331	Ag	14	28.39	27.687	-0.702	-0.025
1331	Au	14	0.64	1.206	0.567	0.886
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        469

1331	Cu	14	0.055	0.079	0.024	0.445
1331	Fe	14	12.13	15.118	2.987	0.246
1331	Pb	14	1.099	0.977	-0.121	-0.111
1331	Zn	14	1.957	1.292	-0.665	-0.34
1341	Ag	14	13.475	17.724	4.249	0.315
1341	Au	14	0.319	0.299	-0.02	-0.062
1341	Cu	14	0.043	0.059	0.015	0.358
1341	Fe	14	8.902	7.798	-1.104	-0.124
1341	Pb	14	0.765	0.991	0.226	0.296
1341	Zn	14	1.485	1.487	0.002	0.001
1403	Ag	7	18.74	18.585	-0.155	-0.008
1403	Au	7	0.311	0.392	0.081	0.26
1403	Cu	7	0.046	0.044	-0.002	-0.037
1403	Fe	7	17.885	16.088	-1.797	-0.1
1403	Pb	7	1.651	1.931	0.281	0.17
1403	Zn	7	2.066	1.684	-0.382	-0.185
1404	Ag	15	35.756	29.244	-6.513	-0.182
1404	Au	15	0.349	0.197	-0.152	-0.436
1404	Cu	15	0.125	0.096	-0.029	-0.234
1404	Fe	15	15.532	15.534	0.002	0
1404	Pb	15	0.572	0.439	-0.133	-0.232
1404	Zn	15	2.113	1.234	-0.879	-0.416
1407	Ag	17	17.809	21.77	3.961	0.222
1407	Au	17	0.639	1.2	0.56	0.876
1407	Cu	17	0.059	0.086	0.027	0.456
1407	Fe	17	14.893	18.028	3.135	0.211
1407	Pb	17	0.458	0.429	-0.029	-0.063
1407	Zn	17	0.733	0.83	0.096	0.132
1501	Ag	12	70.94	72.539	1.598	0.023
1501	Au	12	0.823	1.129	0.307	0.373
1501	Cu	12	0.032	0.056	0.024	0.765
1501	Fe	12	16.317	16.132	-0.185	-0.011
1501	Pb	12	0.897	0.81	-0.087	-0.097
1501	Zn	12	1.68	3.153	1.473	0.877
1502	Ag	19	100.706	126.634	25.928	0.257
1502	Au	19	0.582	0.708	0.126	0.217
1502	Cu	19	0.033	0.032	-0.002	-0.048
1502	Fe	19	12.732	13.707	0.975	0.077
1502	Pb	19	0.987	1.253	0.265	0.269
1502	Zn	19	2.468	3.237	0.769	0.312
1503	Ag	18	79.693	62.083	-17.61	-0.221
1503	Au	18	0.518	0.612	0.094	0.181
1503	Cu	18	0.054	0.04	-0.014	-0.259
1503	Fe	18	14.953	15.957	1.003	0.067
1503	Pb	18	0.738	0.625	-0.113	-0.153
1503	Zn	18	1.711	1.465	-0.246	-0.144
1504	Ag	8	119.388	119.237	-0.151	-0.001
1504	Au	8	0.802	1.179	0.376	0.469
1504	Cu	8	0.027	0.023	-0.004	-0.135
1504	Fe	8	15.004	14.011	-0.993	-0.066
1504	Pb	8	0.914	1.103	0.189	0.207
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        470

1504	Zn	8	1.555	1.71	0.154	0.099
1505	Ag	10	69.453	70.657	1.204	0.017
1505	Au	10	0.599	0.592	-0.007	-0.011
1505	Cu	10	0.03	0.029	-0.001	-0.047
1505	Fe	10	14.318	15.654	1.336	0.093
1505	Pb	10	0.49	0.714	0.223	0.455
1505	Zn	10	1.156	0.946	-0.21	-0.182
1601	Ag	6	37.935	22.985	-14.95	-0.394
1601	Au	6	0.234	0.203	-0.031	-0.133
1601	Cu	6	0.149	0.092	-0.057	-0.382
1601	Fe	6	16.423	16.363	-0.061	-0.004
1601	Pb	6	2.295	1.235	-1.06	-0.462
1601	Zn	6	2.595	1.936	-0.659	-0.254
1614	Ag	5	23.656	21.429	-2.227	-0.094
1614	Au	5	0.625	0.619	-0.006	-0.01
1614	Cu	5	0.115	0.065	-0.05	-0.437
1614	Fe	5	16.995	16.937	-0.057	-0.003
1614	Pb	5	0.135	0.128	-0.008	-0.056
1614	Zn	5	0.15	0.122	-0.028	-0.186
1631	Ag	6	25.869	27.727	1.858	0.072
1631	Au	6	0.518	0.648	0.13	0.251
1631	Cu	6	0.034	0.018	-0.016	-0.476
1631	Fe	6	11.692	10.96	-0.732	-0.063
1631	Pb	6	0.643	0.443	-0.199	-0.31
1631	Zn	6	0.686	0.594	-0.091	-0.133
1632	Ag	15	19.574	20.809	1.235	0.063
1632	Au	15	0.943	0.977	0.035	0.037
1632	Cu	15	0.033	0.039	0.006	0.187
1632	Fe	15	11.956	10.91	-1.046	-0.087
1632	Pb	15	0.556	0.269	-0.288	-0.517
1632	Zn	15	1.392	0.559	-0.834	-0.599
2002	Ag	21	26.508	23.63	-2.879	-0.109
2002	Au	21	1.143	2.025	0.882	0.771
2002	Cu	21	0.046	0.061	0.016	0.341
2002	Fe	21	14.844	13.801	-1.042	-0.07
2002	Pb	21	0.924	0.514	-0.411	-0.444
2002	Zn	21	1.101	0.918	-0.183	-0.166
2004	Ag	9	67.003	73.827	6.824	0.102
2004	Au	9	1.135	1.455	0.32	0.282
2004	Cu	9	0.147	0.191	0.044	0.3
2004	Fe	9	17.733	17.992	0.259	0.015
2004	Pb	9	0.328	0.383	0.055	0.168
2004	Zn	9	1.839	1.611	-0.228	-0.124
2005	Ag	11	23.936	17.389	-6.547	-0.274
2005	Au	11	0.219	0.32	0.101	0.461
2005	Cu	11	0.014	0.014	0	-0.001
2005	Fe	11	14.874	14.324	-0.55	-0.037
2005	Pb	11	0.405	0.477	0.073	0.18
2005	Zn	11	1.488	1.831	0.343	0.231
2006	Ag	9	36.885	16.973	-19.912	-0.54
2006	Au	9	0.282	0.846	0.564	2
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        471

2006	Cu	9	0.029	0.026	-0.003	-0.1
2006	Fe	9	10.756	12.808	2.052	0.191
2006	Pb	9	1.824	0.963	-0.862	-0.472
2006	Zn	9	1.634	1.438	-0.196	-0.12
2009	Ag	14	40.554	25.07	-15.485	-0.382
2009	Au	14	1.561	0.905	-0.656	-0.42
2009	Cu	14	0.059	0.036	-0.023	-0.397
2009	Fe	14	17.293	15.63	-1.664	-0.096
2009	Pb	14	0.901	0.505	-0.397	-0.44
2009	Zn	14	1.181	0.89	-0.29	-0.246
2012	Ag	13	37.485	37.831	0.345	0.009
2012	Au	13	0.584	0.775	0.191	0.328
2012	Cu	13	0.025	0.036	0.011	0.449
2012	Fe	13	13.047	12.846	-0.201	-0.015
2012	Pb	13	1.116	1.037	-0.078	-0.07
2012	Zn	13	2.778	3.416	0.638	0.23
2018	Ag	9	57.536	79.426	21.89	0.38
2018	Au	9	1.486	2.408	0.922	0.62
2018	Cu	9	0.03	0.043	0.013	0.419
2018	Fe	9	17.03	25.585	8.555	0.502
2018	Pb	9	0.744	0.613	-0.131	-0.176
2018	Zn	9	3.691	2.868	-0.823	-0.223
2019	Ag	4	78.913	58.768	-20.145	-0.255
2019	Au	4	1.697	2.029	0.332	0.195
2019	Cu	4	0.161	0.147	-0.014	-0.088
2019	Fe	4	16.958	22.49	5.532	0.326
2019	Pb	4	0.238	0.203	-0.035	-0.148
2019	Zn	4	0.46	0.581	0.121	0.263
2020	Ag	8	30.084	46.517	16.433	0.546
2020	Au	8	2.327	4.203	1.877	0.807
2020	Cu	8	0.045	0.064	0.018	0.405
2020	Fe	8	14.912	17.952	3.04	0.204
2020	Pb	8	0.342	0.376	0.034	0.098
2020	Zn	8	1.115	0.72	-0.395	-0.354
2026	Ag	4	14.069	13.826	-0.243	-0.017
2026	Au	4	0.342	0.534	0.192	0.562
2026	Cu	4	0.013	0.016	0.003	0.246
2026	Fe	4	12.246	13.743	1.497	0.122
2026	Pb	4	0.347	0.794	0.447	1.288
2026	Zn	4	1.052	1.912	0.86	0.818
2091	Ag	118	53.233	45.397	-7.836	-0.147
2091	Au	118	2.853	2.455	-0.399	-0.14
2091	Cu	118	0.085	0.082	-0.003	-0.037
2091	Fe	118	17.978	17.516	-0.462	-0.026
2091	Pb	118	0.593	0.522	-0.071	-0.12
2091	Zn	118	1.722	1.542	-0.18	-0.105
2101	Ag	8	41.468	38.322	-3.145	-0.076
2101	Au	8	1.363	1.221	-0.142	-0.104
2101	Cu	8	0.048	0.044	-0.004	-0.078
2101	Fe	8	12.145	11.766	-0.379	-0.031
2101	Pb	8	0.435	0.46	0.024	0.056
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        472

2101	Zn	8	2.401	2.821	0.42	0.175
2103	Ag	32	39.127	35.979	-3.148	-0.08
2103	Au	32	0.806	0.952	0.146	0.181
2103	Cu	32	0.061	0.051	-0.011	-0.171
2103	Fe	32	14.083	16.109	2.026	0.144
2103	Pb	32	0.847	0.57	-0.277	-0.327
2103	Zn	32	2.401	1.711	-0.689	-0.287
2104	Ag	39	38.454	49.081	10.627	0.276
2104	Au	39	1.216	1.769	0.553	0.455
2104	Cu	39	0.085	0.09	0.005	0.058
2104	Fe	39	14.677	19.514	4.837	0.33
2104	Pb	39	0.646	0.553	-0.093	-0.144
2104	Zn	39	2.018	1.809	-0.209	-0.104
2106	Ag	18	24.79	16.758	-8.032	-0.324
2106	Au	18	1.784	1.058	-0.725	-0.407
2106	Cu	18	0.106	0.048	-0.058	-0.549
2106	Fe	18	14.966	11.653	-3.313	-0.221
2106	Pb	18	0.457	0.303	-0.153	-0.335
2106	Zn	18	1.35	0.916	-0.434	-0.321
2113	Ag	6	27.045	23.665	-3.38	-0.125
2113	Au	6	0.756	0.606	-0.15	-0.199
2113	Cu	6	0.064	0.053	-0.011	-0.167
2113	Fe	6	13.277	11.879	-1.399	-0.105
2113	Pb	6	0.758	0.636	-0.122	-0.161
2113	Zn	6	1.081	1.084	0.003	0.003
2115	Ag	6	17	18.138	1.138	0.067
2115	Au	6	0.275	0.26	-0.015	-0.054
2115	Cu	6	0.034	0.035	0.002	0.048
2115	Fe	6	12.384	13.413	1.03	0.083
2115	Pb	6	0.523	0.599	0.077	0.146
2115	Zn	6	1.208	1.307	0.099	0.082
2117	Ag	23	58.768	71.693	12.925	0.22
2117	Au	23	1.806	2.485	0.679	0.376
2117	Cu	23	0.098	0.133	0.035	0.358
2117	Fe	23	16.809	17.398	0.588	0.035
2117	Pb	23	0.71	0.483	-0.227	-0.319
2117	Zn	23	1.546	0.771	-0.775	-0.501
2118	Ag	8	25.872	28.667	2.795	0.108
2118	Au	8	0.803	1.2	0.397	0.494
2118	Cu	8	0.059	0.091	0.032	0.535
2118	Fe	8	14.142	22.868	8.725	0.617
2118	Pb	8	0.596	0.464	-0.132	-0.221
2118	Zn	8	1.921	1.123	-0.798	-0.415
2120	Ag	7	89.449	77.787	-11.662	-0.13
2120	Au	7	2.524	2.787	0.263	0.104
2120	Cu	7	0.2	0.169	-0.031	-0.155
2120	Fe	7	20.178	21.365	1.186	0.059
2120	Pb	7	0.462	0.546	0.083	0.18
2120	Zn	7	1.175	1.677	0.502	0.427
2122	Ag	6	208.21	65.847	-142.363	-0.684
2122	Au	6	0.796	1.431	0.635	0.797
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        473

2122	Cu	6	0.069	0.054	-0.015	-0.218
2122	Fe	6	14.47	21.296	6.826	0.472
2122	Pb	6	2.192	1.106	-1.086	-0.495
2122	Zn	6	0.446	0.627	0.181	0.405
2127	Ag	2	39.5	22.478	-17.022	-0.431
2127	Au	2	0.135	0.075	-0.06	-0.448
2127	Cu	2	0.21	0.119	-0.091	-0.435
2127	Fe	2	16.726	10.638	-6.089	-0.364
2127	Pb	2	0.129	0.153	0.024	0.186
2127	Zn	2	1.157	1.681	0.524	0.453
2130	Ag	7	24.558	15.776	-8.782	-0.358
2130	Au	7	1.558	0.739	-0.819	-0.526
2130	Cu	7	0.097	0.147	0.05	0.516
2130	Fe	7	15.189	9.078	-6.11	-0.402
2130	Pb	7	1.478	1.25	-0.228	-0.154
2130	Zn	7	1.687	2.302	0.615	0.365
2131	Ag	6	19.957	17.587	-2.371	-0.119
2131	Au	6	2.131	1.746	-0.385	-0.181
2131	Cu	6	0.027	0.029	0.001	0.054
2131	Fe	6	20.165	22.919	2.754	0.137
2131	Pb	6	0.483	0.48	-0.003	-0.006
2131	Zn	6	1.123	1.554	0.431	0.384
2132	Ag	12	18.931	25.137	6.206	0.328
2132	Au	12	0.417	0.64	0.223	0.536
2132	Cu	12	0.039	0.065	0.026	0.654
2132	Fe	12	9.943	12.086	2.143	0.216
2132	Pb	12	0.616	0.65	0.034	0.055
2132	Zn	12	1.177	1.058	-0.118	-0.101
2203	Ag	10	96.192	46.891	-49.301	-0.513
2203	Au	10	0.404	0.363	-0.042	-0.103
2203	Cu	10	0.013	0.012	-0.001	-0.08
2203	Fe	10	12.686	13.154	0.468	0.037
2203	Pb	10	1.398	0.878	-0.521	-0.372
2203	Zn	10	3.171	3.04	-0.131	-0.041
2207	Ag	5	51.618	47.062	-4.556	-0.088
2207	Au	5	1.233	1.311	0.078	0.063
2207	Cu	5	0.01	0.01	0	0.024
2207	Fe	5	12.226	7.956	-4.271	-0.349
2207	Pb	5	0.467	0.422	-0.045	-0.097
2207	Zn	5	1.177	0.486	-0.692	-0.587
2213	Ag	4	37.305	35.18	-2.125	-0.057
2213	Au	4	2.405	1.973	-0.432	-0.18
2213	Cu	4	0.104	0.055	-0.049	-0.474
2213	Fe	4	15.064	10.333	-4.731	-0.314
2213	Pb	4	0.359	0.32	-0.039	-0.109
2213	Zn	4	0.482	0.697	0.215	0.446
2215	Ag	4	4.797	5.602	0.805	0.168
2215	Au	4	0.159	0.095	-0.064	-0.401
2215	Cu	4	0.012	0.013	0.001	0.073
2215	Fe	4	12.417	9.901	-2.516	-0.203
2215	Pb	4	0.243	0.276	0.034	0.138
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        474

2215	Zn	4	2.904	4.02	1.116	0.384
2216	Ag	10	21.086	20.471	-0.615	-0.029
2216	Au	10	0.717	0.477	-0.239	-0.334
2216	Cu	10	0.013	0.014	0.001	0.055
2216	Fe	10	10.24	9.907	-0.333	-0.033
2216	Pb	10	0.43	0.333	-0.097	-0.226
2216	Zn	10	1.148	1.505	0.357	0.311
2219	Ag	9	68.299	98.258	29.959	0.439
2219	Au	9	2.123	3.665	1.542	0.726
2219	Cu	9	0.121	0.172	0.052	0.429
2219	Fe	9	22.521	31.386	8.865	0.394
2219	Pb	9	1.848	0.988	-0.86	-0.465
2219	Zn	9	0.552	1.036	0.484	0.877
2221	Ag	7	24.914	26.571	1.657	0.066
2221	Au	7	0.488	0.558	0.069	0.142
2221	Cu	7	0.022	0.024	0.002	0.087
2221	Fe	7	11.272	11.021	-0.251	-0.022
2221	Pb	7	0.798	0.854	0.056	0.07
2221	Zn	7	0.868	0.787	-0.082	-0.094
2222	Ag	5	15.722	15.854	0.132	0.008
2222	Au	5	0.243	0.12	-0.123	-0.506
2222	Cu	5	0.05	0.063	0.013	0.267
2222	Fe	5	9.672	4.298	-5.374	-0.556
2222	Pb	5	0.531	0.841	0.31	0.585
2222	Zn	5	5.083	9.063	3.98	0.783
2223	Ag	8	81.908	31.693	-50.214	-0.613
2223	Au	8	0.941	0.982	0.041	0.044
2223	Cu	8	0.024	0.016	-0.009	-0.358
2223	Fe	8	10.776	11.975	1.199	0.111
2223	Pb	8	0.725	0.611	-0.114	-0.157
2223	Zn	8	1.44	1.617	0.177	0.123
2224	Ag	2	35.93	30.328	-5.602	-0.156
2224	Au	2	0.6	0.941	0.341	0.569
2224	Cu	2	0.036	0.023	-0.014	-0.372
2224	Fe	2	6.92	7.947	1.026	0.148
2224	Pb	2	3.477	1.605	-1.872	-0.538
2224	Zn	2	0.621	0.819	0.198	0.319
2225	Ag	6	27.299	33.416	6.117	0.224
2225	Au	6	2.714	2.907	0.193	0.071
2225	Cu	6	0.062	0.077	0.015	0.246
2225	Fe	6	18.796	21.567	2.771	0.147
2225	Pb	6	0.254	0.294	0.04	0.156
2225	Zn	6	0.713	0.421	-0.292	-0.41
2235	Ag	5	11.755	14.143	2.389	0.203
2235	Au	5	3.347	3.273	-0.074	-0.022
2235	Cu	5	0.024	0.024	-0.001	-0.029
2235	Fe	5	8.832	10.162	1.329	0.151
2235	Pb	5	0.432	0.439	0.006	0.014
2235	Zn	5	2.226	2.41	0.184	0.083
2236	Ag	2	52.923	61.065	8.142	0.154
2236	Au	2	0.476	0.593	0.117	0.246
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        475

2236	Cu	2	0.02	0.025	0.005	0.245
2236	Fe	2	16.528	15.226	-1.302	-0.079
2236	Pb	2	0.448	0.485	0.037	0.083
2236	Zn	2	1.137	1.316	0.179	0.157
2309	Ag	7	78.947	63.33	-15.618	-0.198
2309	Au	7	1.243	1.014	-0.229	-0.184
2309	Cu	7	0.09	0.052	-0.038	-0.419
2309	Fe	7	19.435	16.026	-3.41	-0.175
2309	Pb	7	1.44	0.53	-0.91	-0.632
2309	Zn	7	0.694	0.3	-0.394	-0.568
2311	Ag	13	28.545	26.104	-2.441	-0.086
2311	Au	13	1.187	1.11	-0.078	-0.065
2311	Cu	13	0.044	0.043	-0.001	-0.026
2311	Fe	13	15.921	13.932	-1.989	-0.125
2311	Pb	13	0.593	0.494	-0.099	-0.167
2311	Zn	13	1.71	1.368	-0.342	-0.2
2314	Ag	4	73.161	57.317	-15.844	-0.217
2314	Au	4	0.603	0.598	-0.005	-0.009
2314	Cu	4	0.142	0.138	-0.004	-0.029
2314	Fe	4	22.157	25.913	3.756	0.17
2314	Pb	4	0.887	0.882	-0.005	-0.005
2314	Zn	4	1.745	2.509	0.764	0.438
2327	Ag	6	39.443	35.109	-4.334	-0.11
2327	Au	6	0.826	0.914	0.088	0.107
2327	Cu	6	0.019	0.019	-0.001	-0.033
2327	Fe	6	15.266	17.324	2.058	0.135
2327	Pb	6	0.312	0.25	-0.062	-0.2
2327	Zn	6	1.766	1.178	-0.588	-0.333
2400	Ag	20	68.845	62.483	-6.362	-0.092
2400	Au	20	1.191	1.15	-0.041	-0.035
2400	Cu	20	0.065	0.052	-0.013	-0.196
2400	Fe	20	17.745	17.228	-0.517	-0.029
2400	Pb	20	0.56	0.465	-0.095	-0.17
2400	Zn	20	0.62	0.754	0.134	0.217
2401	Ag	18	36.651	43.911	7.259	0.198
2401	Au	18	0.252	0.404	0.152	0.604
2401	Cu	18	0.029	0.042	0.013	0.465
2401	Fe	18	11.424	10.957	-0.467	-0.041
2401	Pb	18	1.776	1.812	0.035	0.02
2401	Zn	18	1.129	0.978	-0.15	-0.133
2405	Ag	5	28.589	21.057	-7.532	-0.263
2405	Au	5	0.316	0.202	-0.114	-0.36
2405	Cu	5	0.02	0.026	0.006	0.31
2405	Fe	5	15.555	18.318	2.763	0.178
2405	Pb	5	0.552	0.792	0.24	0.435
2405	Zn	5	0.637	0.806	0.169	0.265
2408	Ag	7	52.679	50.904	-1.774	-0.034
2408	Au	7	1.203	0.872	-0.332	-0.275
2408	Cu	7	0.053	0.057	0.004	0.067
2408	Fe	7	13.325	10.782	-2.543	-0.191
2408	Pb	7	0.323	0.342	0.019	0.059
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        476

2408	Zn	7	0.508	0.517	0.009	0.018
2410	Ag	13	43.166	80.849	37.684	0.873
2410	Au	13	0.757	1.707	0.951	1.256
2410	Cu	13	0.028	0.056	0.027	0.959
2410	Fe	13	15.677	18.964	3.286	0.21
2410	Pb	13	0.8	0.837	0.038	0.047
2410	Zn	13	2.003	1.86	-0.143	-0.071
2411	Ag	6	22.431	19.751	-2.68	-0.119
2411	Au	6	0.903	0.982	0.079	0.087
2411	Cu	6	0.046	0.036	-0.01	-0.213
2411	Fe	6	20.349	20.551	0.202	0.01
2411	Pb	6	0.446	0.342	-0.104	-0.233
2411	Zn	6	0.863	0.757	-0.106	-0.123
2417	Ag	4	44.163	30.685	-13.478	-0.305
2417	Au	4	1.81	1.211	-0.599	-0.331
2417	Cu	4	0.015	0.012	-0.002	-0.144
2417	Fe	4	19.297	19.69	0.393	0.02
2417	Pb	4	0.448	0.268	-0.181	-0.403
2417	Zn	4	0.789	0.47	-0.319	-0.404
2424	Ag	4	27.333	22.051	-5.282	-0.193
2424	Au	4	0.594	0.614	0.02	0.034
2424	Cu	4	0.018	0.019	0.001	0.042
2424	Fe	4	17.448	15.106	-2.343	-0.134
2424	Pb	4	0.701	0.592	-0.109	-0.156
2424	Zn	4	1.742	1.424	-0.318	-0.183
2425	Ag	4	39.579	43.547	3.968	0.1
2425	Au	4	0.263	0.398	0.135	0.516
2425	Cu	4	0.315	0.191	-0.125	-0.396
2425	Fe	4	2.369	2.025	-0.345	-0.145
2425	Pb	4	2.58	2.435	-0.145	-0.056
2425	Zn	4	0.955	0.969	0.013	0.014
2502	Ag	11	28.064	21.315	-6.748	-0.24
2502	Au	11	0.698	0.839	0.141	0.202
2502	Cu	11	0.248	0.068	-0.18	-0.724
2502	Fe	11	15.97	16.075	0.105	0.007
2502	Pb	11	1.507	0.705	-0.801	-0.532
2502	Zn	11	1.32	0.84	-0.481	-0.364
2507	Ag	23	52.038	66.802	14.764	0.284
2507	Au	23	1.087	2.424	1.337	1.23
2507	Cu	23	0.105	0.089	-0.016	-0.152
2507	Fe	23	14.921	17.944	3.023	0.203
2507	Pb	23	0.739	0.724	-0.014	-0.019
2507	Zn	23	1.784	1.821	0.037	0.021
2510	Ag	7	21.334	21.873	0.539	0.025
2510	Au	7	0.521	0.649	0.127	0.245
2510	Cu	7	0.074	0.116	0.043	0.58
2510	Fe	7	17.277	20.883	3.606	0.209
2510	Pb	7	0.348	0.351	0.003	0.01
2510	Zn	7	0.399	0.411	0.012	0.03
2538	Ag	9	20.913	14.832	-6.081	-0.291
2538	Au	9	0.188	0.161	-0.026	-0.139
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        477

2538	Cu	9	0.02	0.027	0.007	0.328
2538	Fe	9	11.743	7.469	-4.274	-0.364
2538	Pb	9	0.804	1.001	0.197	0.245
2538	Zn	9	2.478	3.507	1.028	0.415
2614	Ag	4	30.864	23.221	-7.643	-0.248
2614	Au	4	0.215	0.215	0	-0.002
2614	Cu	4	0.07	0.16	0.09	1.287
2614	Fe	4	20.711	16.634	-4.077	-0.197
2614	Pb	4	0.483	0.487	0.004	0.009
2614	Zn	4	1.352	2.018	0.667	0.493
2729	Ag	4	24.075	26.631	2.556	0.106
2729	Au	4	1.26	1.412	0.152	0.12
2729	Cu	4	0.07	0.077	0.008	0.109
2729	Fe	4	20.68	23.654	2.974	0.144
2729	Pb	4	0.482	0.361	-0.121	-0.252
2729	Zn	4	0.472	0.442	-0.03	-0.063
2802	Ag	6	39.183	44.573	5.39	0.138
2802	Au	6	0.698	1.038	0.34	0.486
2802	Cu	6	0.039	0.035	-0.004	-0.093
2802	Fe	6	11.077	12.646	1.57	0.142
2802	Pb	6	1.989	1.679	-0.31	-0.156
2802	Zn	6	2.506	3.661	1.156	0.461
3001	Ag	27	19.677	29.821	10.144	0.516
3001	Au	27	0.618	0.628	0.01	0.016
3001	Cu	27	0.037	0.049	0.013	0.344
3001	Fe	27	13.147	15.181	2.034	0.155
3001	Pb	27	0.408	0.227	-0.182	-0.445
3001	Zn	27	0.831	0.526	-0.305	-0.367
3002	Ag	7	28.225	25.017	-3.208	-0.114
3002	Au	7	0.809	0.704	-0.105	-0.13
3002	Cu	7	0.028	0.023	-0.005	-0.165
3002	Fe	7	13.037	13.059	0.022	0.002
3002	Pb	7	0.619	0.82	0.201	0.325
3002	Zn	7	1.444	1.378	-0.066	-0.046
3003	Ag	8	12.122	11.834	-0.288	-0.024
3003	Au	8	0.175	0.148	-0.027	-0.152
3003	Cu	8	0.025	0.027	0.002	0.1
3003	Fe	8	10.897	11.422	0.524	0.048
3003	Pb	8	0.26	0.252	-0.008	-0.03
3003	Zn	8	0.477	0.515	0.037	0.079
3004	Ag	7	16.008	19.307	3.299	0.206
3004	Au	7	0.531	0.757	0.226	0.426
3004	Cu	7	0.021	0.03	0.009	0.446
3004	Fe	7	10.042	10.048	0.006	0.001
3004	Pb	7	0.301	0.458	0.157	0.522
3004	Zn	7	0.569	0.746	0.177	0.312
3005	Ag	11	23.019	22.089	-0.931	-0.04
3005	Au	11	0.94	1.117	0.177	0.188
3005	Cu	11	0.022	0.018	-0.004	-0.161
3005	Fe	11	13.15	14.629	1.479	0.113
3005	Pb	11	0.347	0.295	-0.052	-0.15
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        478

3005	Zn	11	0.777	0.766	-0.011	-0.014
3006	Ag	10	21.284	32.247	10.963	0.515
3006	Au	10	0.5	0.521	0.021	0.043
3006	Cu	10	0.078	0.077	0	-0.006
3006	Fe	10	15.81	22.135	6.325	0.4
3006	Pb	10	0.538	0.38	-0.158	-0.294
3006	Zn	10	2.279	2.778	0.499	0.219
3007	Ag	7	24.601	27.105	2.504	0.102
3007	Au	7	0.209	0.257	0.048	0.227
3007	Cu	7	0.06	0.062	0.003	0.045
3007	Fe	7	14.749	13.065	-1.684	-0.114
3007	Pb	7	0.357	0.465	0.108	0.304
3007	Zn	7	0.944	0.976	0.033	0.035
3008	Ag	5	46.08	40.136	-5.944	-0.129
3008	Au	5	0.222	0.144	-0.078	-0.352
3008	Cu	5	0.02	0.018	-0.002	-0.114
3008	Fe	5	17.965	20.246	2.281	0.127
3008	Pb	5	0.385	0.259	-0.127	-0.329
3008	Zn	5	1.217	0.91	-0.307	-0.252
3009	Ag	13	20.921	27.766	6.845	0.327
3009	Au	13	0.824	1.911	1.087	1.319
3009	Cu	13	0.024	0.037	0.013	0.565
3009	Fe	13	15.947	16.938	0.99	0.062
3009	Pb	13	0.378	0.388	0.011	0.028
3009	Zn	13	0.573	0.507	-0.066	-0.116
3010	Ag	12	16.781	18.476	1.695	0.101
3010	Au	12	1.219	1.296	0.077	0.063
3010	Cu	12	0.043	0.053	0.011	0.25
3010	Fe	12	11.118	10.684	-0.434	-0.039
3010	Pb	12	0.38	0.291	-0.089	-0.233
3010	Zn	12	0.539	0.395	-0.145	-0.268
3011	Ag	8	15.821	17.584	1.763	0.111
3011	Au	8	0.588	0.565	-0.023	-0.039
3011	Cu	8	0.027	0.032	0.004	0.163
3011	Fe	8	12.779	12.353	-0.426	-0.033
3011	Pb	8	0.435	0.476	0.041	0.095
3011	Zn	8	1.774	1.947	0.173	0.098
3100	Ag	2	16.833	19.072	2.239	0.133
3100	Au	2	0.202	0.154	-0.048	-0.238
3100	Cu	2	0.011	0.01	0	-0.022
3100	Fe	2	6.755	6.854	0.099	0.015
3100	Pb	2	0.596	0.7	0.104	0.175
3100	Zn	2	3.476	4.742	1.266	0.364
3101	Ag	46	30.546	30.74	0.194	0.006
3101	Au	46	1.109	1.205	0.096	0.086
3101	Cu	46	0.056	0.072	0.016	0.278
3101	Fe	46	15.401	17.084	1.683	0.109
3101	Pb	46	0.325	0.291	-0.034	-0.103
3101	Zn	46	0.913	0.777	-0.137	-0.149
3102	Ag	17	37.569	49.928	12.359	0.329
3102	Au	17	0.816	0.869	0.053	0.065
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        479

3102	Cu	17	0.042	0.049	0.007	0.169
3102	Fe	17	14.514	16.471	1.957	0.135
3102	Pb	17	0.432	0.357	-0.075	-0.174
3102	Zn	17	0.811	0.701	-0.109	-0.135
3103	Ag	21	22.738	30.128	7.389	0.325
3103	Au	21	1.313	1.388	0.075	0.057
3103	Cu	21	0.047	0.101	0.055	1.171
3103	Fe	21	16.856	20.094	3.238	0.192
3103	Pb	21	0.255	0.173	-0.082	-0.321
3103	Zn	21	0.618	0.409	-0.208	-0.337
3121	Ag	20	34.323	26.172	-8.151	-0.237
3121	Au	20	1.182	1.369	0.187	0.158
3121	Cu	20	0.119	0.112	-0.006	-0.051
3121	Fe	20	19.549	21.369	1.82	0.093
3121	Pb	20	0.48	0.308	-0.172	-0.358
3121	Zn	20	1.018	0.823	-0.194	-0.191
3191	Ag	77	41.141	35.812	-5.329	-0.13
3191	Au	77	1.713	1.714	0.001	0.001
3191	Cu	77	0.084	0.07	-0.014	-0.162
3191	Fe	77	16.96	16.823	-0.137	-0.008
3191	Pb	77	0.518	0.318	-0.2	-0.386
3191	Zn	77	1.206	0.879	-0.328	-0.271
3192	Ag	17	53.341	29.819	-23.522	-0.441
3192	Au	17	1.541	1.213	-0.328	-0.213
3192	Cu	17	0.072	0.047	-0.025	-0.344
3192	Fe	17	22.151	23.727	1.576	0.071
3192	Pb	17	0.375	0.153	-0.222	-0.592
3192	Zn	17	1.218	0.36	-0.859	-0.705
3193	Ag	16	23.467	20.547	-2.92	-0.124
3193	Au	16	1.202	0.869	-0.333	-0.277
3193	Cu	16	0.034	0.044	0.009	0.269
3193	Fe	16	16.45	25.233	8.783	0.534
3193	Pb	16	0.369	0.285	-0.084	-0.227
3193	Zn	16	1.061	1.512	0.451	0.425
3204	Ag	15	46.945	28.169	-18.776	-0.4
3204	Au	15	1.035	1.119	0.084	0.081
3204	Cu	15	0.083	0.039	-0.044	-0.531
3204	Fe	15	16.559	16.659	0.099	0.006
3204	Pb	15	0.351	0.219	-0.132	-0.375
3204	Zn	15	0.723	0.932	0.209	0.289
3205	Ag	15	21.495	31.025	9.53	0.443
3205	Au	15	0.343	0.224	-0.12	-0.348
3205	Cu	15	0.029	0.026	-0.003	-0.101
3205	Fe	15	16.537	15.825	-0.712	-0.043
3205	Pb	15	0.411	0.363	-0.048	-0.117
3205	Zn	15	1.311	1.138	-0.173	-0.132
3206	Ag	18	27.744	16.404	-11.34	-0.409
3206	Au	18	0.624	0.696	0.071	0.114
3206	Cu	18	0.049	0.05	0	0.008
3206	Fe	18	18.044	14.377	-3.667	-0.203
3206	Pb	18	0.354	0.267	-0.087	-0.245
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        480

3206	Zn	18	1.301	1.001	-0.3	-0.231
3207	Ag	10	23.048	14.677	-8.371	-0.363
3207	Au	10	0.948	0.886	-0.062	-0.065
3207	Cu	10	0.088	0.078	-0.011	-0.119
3207	Fe	10	25.692	24.156	-1.535	-0.06
3207	Pb	10	0.528	0.234	-0.294	-0.556
3207	Zn	10	1.044	0.485	-0.559	-0.536
3222	Ag	20	20.483	24.554	4.07	0.199
3222	Au	20	0.451	0.391	-0.061	-0.135
3222	Cu	20	0.064	0.067	0.003	0.053
3222	Fe	20	14.246	11.592	-2.654	-0.186
3222	Pb	20	0.734	0.772	0.039	0.053
3222	Zn	20	1.599	1.18	-0.419	-0.262
3223	Ag	16	16.129	20.761	4.632	0.287
3223	Au	16	0.596	0.767	0.172	0.288
3223	Cu	16	0.037	0.04	0.003	0.085
3223	Fe	16	12.905	13.332	0.427	0.033
3223	Pb	16	0.685	0.753	0.068	0.099
3223	Zn	16	1.398	1.172	-0.226	-0.161
3224	Ag	13	22.829	17.866	-4.963	-0.217
3224	Au	13	0.591	0.349	-0.242	-0.409
3224	Cu	13	0.062	0.082	0.019	0.31
3224	Fe	13	15.994	11.613	-4.381	-0.274
3224	Pb	13	0.571	0.386	-0.185	-0.324
3224	Zn	13	1.752	1.235	-0.517	-0.295
3225	Ag	3	20.595	20.495	-0.101	-0.005
3225	Au	3	0.942	0.859	-0.083	-0.088
3225	Cu	3	0.115	0.117	0.002	0.02
3225	Fe	3	11.259	11.94	0.681	0.06
3225	Pb	3	1.477	1.413	-0.063	-0.043
3225	Zn	3	0.891	0.969	0.078	0.088
3226	Ag	19	17.715	15.868	-1.848	-0.104
3226	Au	19	0.376	0.341	-0.035	-0.092
3226	Cu	19	0.083	0.056	-0.027	-0.328
3226	Fe	19	11.317	9.155	-2.161	-0.191
3226	Pb	19	0.741	0.531	-0.21	-0.283
3226	Zn	19	1.142	1.02	-0.122	-0.107
3227	Ag	8	32.543	30.644	-1.9	-0.058
3227	Au	8	1.068	0.789	-0.279	-0.261
3227	Cu	8	0.05	0.052	0.001	0.023
3227	Fe	8	13.363	12.367	-0.996	-0.075
3227	Pb	8	0.288	0.193	-0.095	-0.329
3227	Zn	8	0.948	0.589	-0.359	-0.379
3230	Ag	3	24.961	28.679	3.719	0.149
3230	Au	3	0.371	0.354	-0.017	-0.045
3230	Cu	3	0.026	0.02	-0.006	-0.223
3230	Fe	3	8.5	7.062	-1.437	-0.169
3230	Pb	3	0.638	0.585	-0.052	-0.082
3230	Zn	3	0.903	0.809	-0.094	-0.104
3291	Ag	92	44.288	35.786	-8.502	-0.192
3291	Au	92	0.931	1.01	0.079	0.085
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        481

3291	Cu	92	0.056	0.054	-0.002	-0.027
3291	Fe	92	18.019	17.327	-0.692	-0.038
3291	Pb	92	0.593	0.504	-0.089	-0.149
3291	Zn	92	1.124	1.014	-0.11	-0.098
3292	Ag	28	38.833	23.427	-15.406	-0.397
3292	Au	28	0.864	0.817	-0.048	-0.055
3292	Cu	28	0.046	0.037	-0.009	-0.193
3292	Fe	28	17.075	17.816	0.741	0.043
3292	Pb	28	0.431	0.262	-0.169	-0.392
3292	Zn	28	1.639	0.707	-0.931	-0.568
3293	Ag	41	24.417	20.73	-3.687	-0.151
3293	Au	41	0.541	0.534	-0.007	-0.013
3293	Cu	41	0.035	0.031	-0.005	-0.135
3293	Fe	41	16.022	13.445	-2.578	-0.161
3293	Pb	41	0.516	0.481	-0.035	-0.067
3293	Zn	41	1.051	0.8	-0.251	-0.239
3294	Ag	3	41.597	32.508	-9.089	-0.219
3294	Au	3	1.367	1.237	-0.13	-0.095
3294	Cu	3	0.091	0.054	-0.037	-0.406
3294	Fe	3	31.214	20.491	-10.722	-0.344
3294	Pb	3	0.056	0.047	-0.009	-0.162
3294	Zn	3	0.183	0.278	0.095	0.516
3295	Ag	33	34.646	37.046	2.4	0.069
3295	Au	33	0.328	0.292	-0.035	-0.108
3295	Cu	33	0.092	0.089	-0.003	-0.035
3295	Fe	33	16.446	16.928	0.481	0.029
3295	Pb	33	0.807	0.671	-0.137	-0.169
3295	Zn	33	1.368	1.399	0.031	0.022
3301	Ag	58	77.165	78.11	0.945	0.012
3301	Au	58	0.598	0.587	-0.011	-0.018
3301	Cu	58	0.098	0.081	-0.017	-0.172
3301	Fe	58	13.877	13.006	-0.871	-0.063
3301	Pb	58	0.559	0.471	-0.088	-0.158
3301	Zn	58	0.86	0.848	-0.012	-0.014
3402	Ag	5	11.989	10.624	-1.365	-0.114
3402	Au	5	0.329	0.386	0.057	0.172
3402	Cu	5	0.027	0.027	-0.001	-0.026
3402	Fe	5	11.929	11.712	-0.217	-0.018
3402	Pb	5	0.158	0.149	-0.01	-0.062
3402	Zn	5	0.474	0.529	0.055	0.116
3409	Ag	8	18.627	25.499	6.872	0.369
3409	Au	8	1.29	0.985	-0.305	-0.237
3409	Cu	8	0.018	0.023	0.005	0.296
3409	Fe	8	11.919	13.706	1.787	0.15
3409	Pb	8	0.304	0.233	-0.071	-0.234
3409	Zn	8	1.137	1.321	0.183	0.161
3410	Ag	6	28.02	12.419	-15.601	-0.557
3410	Au	6	0.659	0.839	0.18	0.274
3410	Cu	6	0.033	0.024	-0.008	-0.257
3410	Fe	6	19.76	17.426	-2.333	-0.118
3410	Pb	6	0.208	0.108	-0.1	-0.48
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        482

3410	Zn	6	1.482	0.852	-0.63	-0.425
3411	Ag	10	17.61	15.394	-2.216	-0.126
3411	Au	10	0.638	0.715	0.077	0.121
3411	Cu	10	0.026	0.024	-0.001	-0.049
3411	Fe	10	12.875	12.856	-0.019	-0.001
3411	Pb	10	0.799	0.491	-0.308	-0.386
3411	Zn	10	1.38	1.273	-0.106	-0.077
3508	Ag	7	20.82	25.177	4.358	0.209
3508	Au	7	0.883	1.049	0.167	0.189
3508	Cu	7	0.017	0.018	0.001	0.048
3508	Fe	7	17.48	18.304	0.824	0.047
3508	Pb	7	0.587	0.753	0.166	0.283
3508	Zn	7	1.578	1.656	0.078	0.049
3600	Ag	20	24.782	18.132	-6.649	-0.268
3600	Au	20	0.506	0.492	-0.014	-0.028
3600	Cu	20	0.024	0.03	0.007	0.285
3600	Fe	20	11.078	10.522	-0.556	-0.05
3600	Pb	20	0.789	0.536	-0.253	-0.321
3600	Zn	20	1.871	1.446	-0.425	-0.227
4001	Ag	3	483.308	535.819	52.511	0.109
4001	Au	3	0.071	0.043	-0.028	-0.392
4001	Cu	3	2.447	1.795	-0.652	-0.266
4001	Fe	3	5.155	3.459	-1.696	-0.329
4001	Pb	3	0.094	0.114	0.02	0.21
4001	Zn	3	0.088	0.097	0.009	0.101
4002	Ag	3	81.507	38.259	-43.248	-0.531
4002	Au	3	0.01	0.01	0	-0.002
4002	Cu	3	0.158	0.109	-0.049	-0.312
4002	Fe	3	3.666	2.996	-0.67	-0.183
4002	Pb	3	4.974	2.236	-2.738	-0.551
4002	Zn	3	6.715	4.543	-2.172	-0.323
4003	Ag	2	153.304	125.18	-28.124	-0.183
4003	Au	2	0.141	0.088	-0.053	-0.377
4003	Cu	2	0.594	0.391	-0.203	-0.342
4003	Fe	2	4.598	4.878	0.28	0.061
4003	Pb	2	7.782	5.972	-1.809	-0.233
4003	Zn	2	24.913	32.252	7.34	0.295
AYA GOLD & SILVER INC., BOUMADINE POLYMETALLIC PROJECT        483